Exhibit 99.1

[   ], 2024

Dear Jacobs Solutions Inc. Shareholder:

I am writing to let you know about an important change for Jacobs Solutions Inc. (“Jacobs”) that will result in shareholders of Jacobs receiving shares in a newly formed company. In November 2023, Jacobs announced its plan to spin off and combine its Critical Mission Solutions business and portions of its Divergent Solutions business, including the Cyber & Intelligence business, with Amentum Parent Holdings LLC (“Amentum”), a leading global engineering and technology solutions provider, to create a new, publicly traded government services provider. The spin-off will occur through a distribution by Jacobs to current Jacobs’ shareholders of at least 80.1% of the outstanding shares of a newly formed company named Amazon Holdco Inc. (“SpinCo”), which will hold our Critical Mission Solutions business and portions of our Divergent Solutions business, which we refer to as the Cyber & Intelligence business (the “separation and distribution”). Immediately following the distribution, Amentum will merge with and into SpinCo, with SpinCo surviving the merger (the “merger” and such surviving entity, “Combined Co”) as a public company. After completion of the separation and distribution and the merger with Amentum, Jacobs and its shareholders are expected to own between 58.5% and 63% of the issued and outstanding shares of the common stock of Combined Co depending on achievement of certain fiscal year 2024 operating profit targets of the SpinCo Business. Following the transactions, Jacobs’ shareholders are expected to hold at least 51% of the issued and outstanding shares of SpinCo common stock. The separation and distribution and the merger will result in two world class public companies well positioned to pursue their respective growth plans. As leading standalone companies, Jacobs and Combined Co will benefit from the following attributes:

•	Scaled Pure-Play Government Services Provider. As a result of the transactions, Combined Co will be a leading pure-play government services provider to the U.S. federal government and its allies.

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Highly Diversified Business Profile. The transactions are expected to significantly enhance and de-risk Combined Co’s contract portfolio through favorable diversification across customers, geographies, and cost-types. Combined Co’s significant positioning with the U.S. Department of Energy (“DOE”), the U.S. Department of Homeland Security (“DHS”) and the National Aeronautics and Space Administration (“NASA”) will provide a balanced business mix in addition to numerous military and Intelligence Community customers.

•	Attractive Competitive Positioning. Combined Co will have outstanding capabilities to win new contracts as a premier government services provider.

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Synergies. We expect the combination of the SpinCo Business and Amentum to provide opportunities for cost savings and operating synergies, which we currently estimate at $125-175 million gross and $50-70 million, net of benefit to cost-reimbursable contracts, on a run-rate annual basis within 24 months following the transactions.

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Strategic Focus and Flexibility. Following the transactions, Jacobs and Combined Co will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans. The transactions will also allow Jacobs and the SpinCo Business (as part of Combined Co) increased strategic flexibility to be able to respond to their respective industry dynamics.

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Enhanced Management Focus. The transactions will permit each of Jacobs and Combined Co to be led by a separate, dedicated board of directors and management team, enabling the board of directors and management team of each company to more effectively conform its management systems and processes to those targeted at its specific growth and market strategies.

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Employee Incentives, Recruitment and Retention. The transactions will enable Combined Co to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Similarly, recruitment and retention is expected to be enhanced by more consistent talent requirements across the businesses, allowing both recruiters and applicants greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.

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Tailored Capital Structure and Distinct Investment Profiles Appealing to Different Long-Term Investor Bases. The markets in which Jacobs and Combined Co expect to operate have historically had different growth profiles and cash flow dynamics. The transactions will allow each of Jacobs and Combined Co to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to Jacobs and Combined Co, including the ability for Combined Co to attract investment from a shareholder base with investment goals aligned to its profile. Investment in one or the other company may appeal to investors with different goals, strategies and interests.

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Creation of Independent Equity Currencies. The separation will create independent equity securities for SpinCo and Jacobs, aligned with each company’s respective industry, affording Combined Co direct access to the capital markets and the opportunity to use its own industry-focused stock for future acquisitions or other transactions that are more closely aligned with its strategic goals and expected growth opportunities.

Upon completion of the separation and distribution, each Jacobs shareholder as of the close of business on [     ], the record date for the distribution, will receive one share of SpinCo common stock for every share of Jacobs common stock held as of such time, with cash paid in lieu of fractional shares. SpinCo common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. For U.S. federal income tax purposes, the separation and distribution is intended to be generally tax-free to Jacobs’ shareholders.

No vote of Jacobs’ shareholders is required or sought for the separation and distribution or to approve the merger. You do not need to take any action to receive shares of SpinCo common stock to which you are entitled as a Jacobs shareholder, and you do not need to pay any consideration or surrender or exchange your Jacobs common stock to receive your shares of SpinCo common stock. Amentum has already obtained all requisite approvals from its shareholders for the merger.

SpinCo has applied to have its common stock authorized for listing on the New York Stock Exchange under the symbol “AMTM.” Following the separation and distribution, Jacobs common stock will continue to trade on the New York Stock Exchange under the symbol “J.”

We encourage you to read the attached information statement, which is being made available to Jacobs’ shareholders as of the record date for the distribution. The information statement describes the separation and distribution and the merger in detail and contains important business and financial information about SpinCo, Amentum and Combined Co.

We believe the separation and distribution and the merger provide tremendous opportunities for our businesses, as we work to continue to build long-term value. We appreciate your continuing support of Jacobs and look forward to your future support of Jacobs and Combined Co.

Sincerely,

[ ]
Bob Pragada
Chief Executive Officer
Jacobs Solutions Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, Dated September 9, 2024

INFORMATION STATEMENT

Amazon Holdco Inc.

This information statement is being furnished in connection with the distribution by Jacobs Solutions Inc. (“Jacobs”) to its shareholders of at least 80.1% of the outstanding shares of common stock of Amazon Holdco Inc. (“SpinCo”), a wholly owned subsidiary of Jacobs that will hold Jacobs’ Critical Mission Solutions business (the “CMS Business”) and portions of Jacobs’ Divergent Solutions (“DVS”) business (referred to herein as the “Cyber & Intelligence business” or the “C&I Business” and, together with the CMS Business, the “SpinCo Business”). Jacobs will distribute at least 80.1% of the outstanding shares of SpinCo common stock on a pro rata basis to Jacobs’ shareholders in a distribution that is intended to qualify as generally tax-free to Jacobs’ shareholders for U.S. federal income tax purposes. Following the distribution and prior to the merger (defined below), Jacobs will own up to 19.9% of the outstanding shares of SpinCo common stock. Immediately following the distribution, Amentum Parent Holdings LLC (“Amentum”) will merge with and into SpinCo, with SpinCo surviving the merger (the “merger”). Jacobs, SpinCo, Amentum and Amentum Joint Venture LP (“Amentum Equityholder”) have entered into a separation and distribution agreement and a merger agreement, which provide, among other things, for the separation and distribution and the merger, as described under the section entitled “The Transactions.”

For every share of Jacobs common stock held of record by you as of the close of business on [   ], 2024, which is the record date for the distribution, you will receive one share of SpinCo common stock. You will receive cash in lieu of any fractional shares of SpinCo common stock that you would have received after application of the above ratio. As discussed under “The Transactions—Trading Between the Record Date and Distribution Date,” if you sell your shares of Jacobs common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of SpinCo common stock in connection with the distribution. We expect the shares of SpinCo common stock to be distributed by Jacobs to you at [     ], Eastern Time, on [   ], 2024. We refer to the date of the distribution of the SpinCo common stock as the “distribution date.”

Immediately prior to the merger, Amentum Equityholder will contribute to Amentum $235.0 million in cash (the “Amentum Equityholder contribution amount”). At the effective time of the merger, all issued and outstanding Amentum equity interests will be converted into the right to receive, in the aggregate, (i) a number of fully paid and nonassessable shares of SpinCo common stock equal to 37% of the issued and outstanding shares of SpinCo common stock immediately following the merger (the “base merger consideration”) and (ii) if applicable, any additional shares of SpinCo common stock to which Amentum Equityholder may be entitled (and which would reduce Jacobs’ retained stake in Combined Co) based on the performance of the SpinCo Business relative to certain specified operating profit targets before the closing (such additional shares, the “additional merger consideration” and together with the base merger consideration, collectively, the “merger consideration”), in each case rounded down to the nearest whole share and subject to the adjustment provision described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Merger Agreement—Merger Consideration.”

After the merger and any post-closing adjustments necessary to address the additional merger consideration, if any, Jacobs’ shareholders will own at least 50.1%, and are expected to own between 51% and 55%, of the issued and outstanding shares of SpinCo common stock. Jacobs is expected to retain at least 7.5%, and has determined that it does not intend to retain more than 8%, of the issued and outstanding shares of SpinCo common stock after the merger and any post-closing adjustments to the merger consideration, if any. Any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed to Jacobs’ shareholders at the time of, or as soon as reasonably practicable following, the consummation of the transactions. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any.

No vote of Jacobs’ shareholders is required or sought for the transactions. Therefore, you are not being asked for a proxy, and you are requested not to send Jacobs a proxy, in connection with the distribution or the merger. You do not need to pay any consideration, exchange or surrender your existing shares of Jacobs common stock or take any other action to receive your shares of SpinCo common stock.

There is no current trading market for SpinCo common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop three business days prior to the distribution and we expect “regular-way” trading of SpinCo common stock to begin on the first trading day following the completion of the distribution. We intend to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “AMTM.” Following the distribution, Jacobs common stock will continue to trade on the NYSE under the symbol “J.”

In reviewing this information statement, you should carefully consider the matters described under the section entitled “Risk Factors.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [   ], 2024.

This information statement will be made publicly available on or about [     ]. Notice of this information statement’s availability will be first sent to Jacobs’ shareholders on or about [     ].

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Presentation of Information

Except as otherwise indicated or unless the context otherwise requires:

•	“Amentum” refers to Amentum Parent Holdings LLC, a Delaware limited liability company, and its consolidated subsidiaries.

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“Amentum credit facilities” refers to the revolving credit facility and the term loan facilities under the existing Amentum credit agreements (or, from and after the consummation of the Amentum refinancing transactions, the revolving credit facility and the term loan facility under the new Amentum credit agreement (as defined below)).

•	“Amentum Business” refers to Amentum’s business.

•	“Amentum Equityholder” refers to Amentum Joint Venture LP, a Delaware limited partnership and the sole equityholder of Amentum.

•	“Amentum equity interests” refers to the equity interests of Amentum.

•	“combined backlog” refers to the sum of the backlog of the SpinCo Business and Amentum.

•	“Combined Co” refers to SpinCo following the consummation of the transactions, which will conduct both the SpinCo Business and the Amentum Business.

•	“Critical Mission Solutions business” or “CMS Business” refers to the Critical Mission Solutions business of Jacobs that will be transferred to SpinCo in connection with the separation.

•	“Cyber & Intelligence business” or “C&I Business” refers to the portions of the Divergent Solutions (“DVS”) business of Jacobs that will be transferred to SpinCo in connection with the separation.

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“distribution” refers to the distribution by Jacobs of at least 80.1% of SpinCo’s outstanding shares of common stock to Jacobs’ shareholders as of the close of business on [     ], which is the record date for the distribution.

•	“Jacobs” refers to Jacobs Solutions Inc., a Delaware corporation, and its consolidated subsidiaries, including the SpinCo Business prior to completion of the separation.

•	“Jacobs Business” refers to Jacobs’ businesses other than the SpinCo Business.

•	“Lindsay Goldberg” refers to Goldberg Lindsay & Co. LLC.

•	“merger” refers to the merger of Amentum with and into SpinCo, with SpinCo surviving the merger.

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“merger agreement” refers to the merger agreement, dated November 20, 2023 and as amended on August 26, 2024, by and among Jacobs, SpinCo, Amentum, and Amentum Equityholder, which contains, among other things, key provisions relating to the merger.

•	“pro forma backlog coverage” refers to the combined backlog of Amentum and the SpinCo Business divided by pro forma revenue of Combined Co.

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“separation” refers to the separation of the SpinCo Business from Jacobs’ other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, SpinCo, to hold the assets and liabilities associated with the SpinCo Business after the distribution.

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“separation and distribution agreement” refers to the separation and distribution agreement, dated November 20, 2023, by and among Jacobs, SpinCo, Amentum and Amentum Equityholder, which contains, among other things, key provisions relating to the separation of the SpinCo Business from the Jacobs Business and the distribution of at least 80.1% of the outstanding shares of SpinCo common stock to holders of Jacobs common stock entitled to such distribution.

•	“SpinCo,” “we,” “us,” “our,” “our company” and “the company” refer to Amazon Holdco Inc., a Delaware corporation, and its subsidiaries.

•	“SpinCo common stock” refers to the common stock, par value $0.01 per share, of SpinCo.

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“SpinCo employees” refers to employees who primarily devote their working time to the SpinCo Business and certain other employees who occupy certain roles or positions providing support to the SpinCo Business.

•	“Sponsors” refers to ASP Amentum Investco LP and LG Amentum Holdings LP and their respective limited partners.

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“transactions” refers to the separation and distribution, the merger and the other transactions contemplated by the merger agreement, the separation and distribution agreement and the other transaction documents.

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“transaction documents” refers to the merger agreement, the separation and distribution agreement, the employee matters agreement, the tax matters agreement, the transition services agreement, the project services agreement, the stockholders agreement, the registration rights agreement and the other agreements between Jacobs, SpinCo, Amentum and Amentum Equityholder (as applicable) in connection with the transactions, including all annexes, exhibits, schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any party to any other party under such agreements.

•	SpinCo’s per-share data assume a distribution ratio of one share of SpinCo common stock for each share of Jacobs common stock.

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References in this information statement to SpinCo’s historical assets, liabilities, solutions, businesses or activities generally refer to the historical assets, liabilities, solutions, businesses or activities of the SpinCo Business as conducted by Jacobs prior to the completion of the separation.

Trademarks, Trade Names and Service Marks

We own or have rights to various trademarks, trade names and service marks that we use in connection with the operation of our business. Solely for convenience, trademarks, trade names and service marks referred to in this information statement may appear without the “®”, “™” or “SM” symbols, but such references or the absence of such references do not constitute a waiver of any rights that might be associated with the respective trademarks, trade names and service marks included or referred to in this information statement. This information statement also contains additional trademarks, trade names and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.

Industry Information

Unless indicated otherwise, the information concerning the industries in which SpinCo and Amentum participate contained in this information statement is based on SpinCo’s and Amentum’s general knowledge of and expectations concerning the industry. SpinCo’s and Amentum’s market position, market share and the industry market size are based on estimates using internal data and estimates, data from various industry analyses, internal research and adjustments and assumptions that are believed to be reasonable. Data regarding industry, size and SpinCo’s and Amentum’s market position and market share within such industry provide general guidance but are inherently imprecise. While we believe such information is reliable, we have not independently verified any third-party information, and our internal company research and estimates have not been verified by any independent source. Further, these estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following provides only a summary of the terms of the separation and distribution, the merger and the transactions contemplated thereby. You should read the sections entitled “The Transactions,” “Description of Material Indebtedness,” “Description of Capital Stock,” “Certain Relationships and Related Party Transactions” and “Material U.S. Federal Income Tax Consequences” below in this information statement for a more detailed description of the matters described below.

What is SpinCo and why is Jacobs separating the SpinCo Business and distributing SpinCo common stock?	SpinCo, which is currently a wholly owned subsidiary of Jacobs, was formed to hold Jacobs’ SpinCo Business. Jacobs intends to separate the SpinCo Business from the rest of Jacobs by distributing at least 80.1% of the outstanding shares of SpinCo common stock to Jacobs’ shareholders as of the record date for the distribution on a pro rata basis. The separation and distribution are intended to facilitate the combination of Amentum and the SpinCo Business. The transactions, together, are expected to create a leading pure play government prime contractor. Combined Co would have generated approximately $13 billion in pro forma revenue for the fiscal year ended September 29, 2023. Combined Co is expected to have the potential to create meaningful value for all stakeholders, including customers, employees and shareholders. Jacobs expects that the separation and distribution and the merger will result in enhanced long-term performance of both the Jacobs business and Combined Co for the reasons discussed in the section entitled “The Transactions—Reasons for the Transactions.”

Why am I receiving this document?	Jacobs is delivering this document to you because you are a holder of shares of Jacobs common stock. If you are a holder of shares of Jacobs common stock as of the close of business on [ ], 2024, the record date of the distribution, you will be entitled to receive one share of SpinCo common stock for every share of Jacobs common stock that you hold at such time. This document will help you understand how the transactions will affect your post-separation ownership in Jacobs and Combined Co.

How will the separation of the SpinCo Business from the Jacobs Business work?	As part of the separation and prior to the distribution, Jacobs and its subsidiaries expect to complete an internal reorganization, which may include transfers of securities and assets, formation of new entities or other actions (and which we refer to as the “internal reorganization”), to transfer the SpinCo Business to SpinCo (the “contribution”) in exchange for the assumption of liabilities by SpinCo, the issuance by SpinCo to a subsidiary of Jacobs (the “contributing subsidiary”) or, alternatively, the effecting of a stock split by SpinCo, such that the contributing subsidiary holds a number of shares of SpinCo common stock sufficient to complete the distribution (accounting for the retained shares) (such issuance or stock split, the “SpinCo common stock increase”), and a cash payment by SpinCo to Jacobs of $1.0 billion (subject to adjustment based on the levels of cash, debt and working capital in the SpinCo Business at closing, which payment we refer to as the “SpinCo cash payment”).

What is the distribution?	After the separation, Jacobs will distribute at least 80.1% of the outstanding shares of SpinCo common stock to Jacobs’ shareholders as of the record date on a pro rata basis in a distribution intended to be generally tax-free to Jacobs and Jacobs’ shareholders for U.S. federal income tax purposes.

The number of shares of Jacobs common stock you own will not change as a result of the separation and distribution. For more information on the shares being distributed in the distribution, see “Description of Capital Stock—Authorized Capital Stock—Common Stock.”

What is the merger?	Immediately following the distribution, and subject to the terms and conditions of the merger agreement, Amentum will merge with and into SpinCo, with SpinCo surviving the merger. Following the effective time of the merger, SpinCo will continue to be a separately traded public company and will hold the combined businesses of Amentum and the SpinCo Business. At the effective time of the merger, all issued and outstanding Amentum equity interests will be converted into the right to receive, in the aggregate, (i) a number of fully paid and nonassessable shares of SpinCo common stock equal to the base merger consideration and, (ii) if applicable, any additional merger consideration, in each case rounded down to the nearest whole share.

After the merger and any post-closing adjustments necessary to address the additional merger consideration, if any, Jacobs’ shareholders are expected to own between 51% and 55% of the issued and outstanding shares of SpinCo common stock. Jacobs is expected to retain at least 7.5%, and has determined that it does not intend to retain more than 8%, of the issued and outstanding shares of SpinCo common stock after the merger and any post-closing adjustments to the merger consideration, if any. Any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed to Jacobs’ shareholders at the time of, or as soon as reasonably practicable following, the consummation of the transactions. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any.

If the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend for 4.5% of the issued and outstanding shares of SpinCo Common Stock to be held in escrow pending the determination of whether Amentum Equityholder is entitled to such consideration (the “escrow holding”).

What is a Reverse Morris Trust transaction?

A Reverse Morris Trust transaction structure, sometimes called a “spin-merge,” allows a parent company (in this case, Jacobs) to divest a subsidiary (in this case, SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company shareholders (in this case, Jacobs’ distribution of the SpinCo common stock on a pro rata basis without consideration to Jacobs’ shareholders, with cash in lieu of fractional shares, in the distribution). The distributed subsidiary then combines with a third party (in this case, Amentum through the merger). Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company and its shareholders if the transaction structure meets the applicable requirements, including that the parent company shareholders will own more than 50% of the stock of Combined Co immediately after the business combination. For information about the material tax consequences resulting from the transactions, see the section entitled “Material U.S. Federal Income Tax Consequences.”

The parties determined that a Reverse Morris Trust transaction structure was an effective and efficient choice for the transactions because, among other things, it provides a tax-efficient method to separate the SpinCo Business from the rest of Jacobs and combine Amentum and the SpinCo Business.

How will SpinCo shareholders be affected by the merger?	Upon completion of the merger, each SpinCo shareholder will hold the same number of shares of SpinCo common stock that such shareholder held immediately prior to completion of the merger. As a result of the merger, SpinCo shareholders will own shares in a larger company with more assets. However, because SpinCo will be issuing additional shares of SpinCo common stock to the Amentum Equityholder in exchange for the Amentum Equityholder’s equity interests in Amentum in connection with the merger, each outstanding share of SpinCo common stock immediately prior to the effective time of the merger will represent a smaller percentage of the aggregate number of shares of SpinCo common stock outstanding after the effective time of the merger.

What is the record date for the distribution?	The record date for the distribution will be the close of business on [ ], 2024.

When will the distribution occur?	The distribution is subject to a number of conditions, but subject to the satisfaction or waiver of such conditions, it is expected that the distribution will occur at [ ], Eastern Time, on [ ], 2024, to holders of record of shares of Jacobs common stock at the close of business on [ ], 2024, the record date for the distribution.

What do Jacobs’ shareholders need to do to participate in the distribution?	Shareholders of Jacobs as of the record date for the distribution are not required to take any action to receive SpinCo common stock in the distribution, but you are urged to read this entire information statement carefully. No Jacobs shareholder approval is required or sought for the distribution, and you are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of Jacobs common stock or take any other action to receive your shares of SpinCo common stock. Please do not send in your Jacobs stock certificates. The distribution will not affect the number of outstanding shares of Jacobs common stock or any rights of Jacobs’ shareholders, although it is expected to affect the market value of each outstanding share of Jacobs common stock.

How will the rights of Jacobs’ shareholders change after the separation and distribution and the merger?	Following the completion of the transactions, Jacobs’ shareholders will continue to own all of their shares of common stock of Jacobs. Their rights as Jacobs’ shareholders will not change. However, Jacobs will no longer own 100% of the SpinCo Business. Jacobs’ shareholders as of the record date for the distribution will also separately receive shares of SpinCo common stock. See “How will shares of SpinCo common stock be distributed?”

Are any Jacobs shareholder or SpinCo shareholder approvals required in connection with the separation and distribution and the merger?	No. Neither Jacobs shareholder nor SpinCo shareholder approvals are required in connection with the transactions. Jacobs, as the sole shareholder of SpinCo at the time the merger agreement and separation and distribution agreement were executed, has already approved the transactions (subject to any further action required, if applicable, to determine the structure of the distribution, the record date of the distribution and the distribution date, and to declare the distribution).

How will shares of SpinCo common stock be distributed?	You will receive shares of SpinCo common stock through the same channels that you currently use to hold or trade shares of Jacobs common stock, whether through a brokerage account or other channels. Receipt of shares of SpinCo common stock will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements.

If you own shares of Jacobs common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, Jacobs, with the assistance of Equiniti Trust Company, LLC, the distribution agent for the distribution (the “distribution agent”), will electronically distribute shares of SpinCo common stock to you or to your brokerage firm on your behalf in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of SpinCo common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of SpinCo common stock will I receive in the distribution?	You are entitled to receive one share of SpinCo common stock for every share of Jacobs common stock held by you as of close of business on the record date for the distribution. For additional information on the distribution, see the section entitled “The Transactions.” For additional information on the capitalization and expected ownership of SpinCo common stock following the transactions, see the sections entitled “Capitalization” and “Security Ownership of Certain Beneficial Owners and Management of SpinCo.”

Will fractional shares of SpinCo common stock be distributed in the distribution?	No fractional shares will be distributed in the distribution. Fractional shares that Jacobs’ shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The net cash proceeds of these sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes) will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts paid in lieu of fractional shares. A U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) that receives cash in lieu of a fractional share of SpinCo common stock in the distribution will generally be treated as having received such fractional share pursuant to the distribution and then as having sold such fractional share for cash. See the section entitled “Material U.S. Federal Income Tax Consequences—Treatment of the Separation and Distribution.”

What are the conditions to the distribution?

The distribution is subject to the satisfaction (or waiver by Jacobs in its sole and absolute discretion) of certain conditions, including each of the following:

•  the U.S. Securities and Exchange Commission (“SEC”) declaring effective the registration statement of which this information statement forms a part in accordance with the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); there being no order suspending the effectiveness of the registration statement in effect; and there being no proceedings for such purposes instituted or threatened by the SEC;

•  the completion of the internal reorganization substantially in accordance with the separation step plan as set forth under the merger agreement (the “separation step plan”) (other than any steps that are expressly contemplated to occur at or after the distribution);

•  the SpinCo common stock increase, and SpinCo making the SpinCo cash payment;

•  the receipt of one or more opinions from an independent appraisal firm to the Jacobs Board of Directors as to the solvency of SpinCo and the solvency and surplus of Jacobs, in each case after giving effect to the consummation of the SpinCo financing, the SpinCo cash payment and the consummation of the distribution, in form and substance reasonably acceptable to Jacobs in its sole discretion, and such opinions shall not have been withdrawn, rescinded or modified in any respect materially adverse to Jacobs;

•  the receipt by Jacobs of tax opinions from Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) and a nationally recognized accounting firm reasonably acceptable to Jacobs (the “Accounting Firm”) regarding certain federal income tax aspects of the distribution and, in the case of the Accounting Firm, certain internal reorganization transactions (each, a “distribution tax opinion” and together, the “distribution tax opinions”);

•  the receipt by Jacobs and continuing validity of a private letter ruling from the Internal Revenue Service (the “IRS”), in form and substance reasonably acceptable to Jacobs, regarding certain federal income tax aspects of the transactions (the “IRS ruling”) (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing);

•  the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•  the satisfaction of the closing conditions set forth in the merger agreement (see below), other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be consummated and those conditions that, by their nature, are to be satisfied substantially contemporaneously with the distribution and/or the merger, provided that such conditions are capable of being satisfied at such time; and

•  Amentum making an irrevocable confirmation to Jacobs that each condition to Amentum’s obligations to effect the merger has been satisfied, will be satisfied at the time of the distribution and/or the merger, or has been waived by Amentum (other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be consummated).

We cannot assure you that any or all of these conditions will be met, or that the separation or the distribution will be consummated even if all of the conditions are met. In addition, Jacobs may waive any of the conditions to the distribution, except the condition that the SEC has declared effective the registration statement, which may not be waived without Amentum’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to the termination of the merger agreement. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Transactions—Conditions to the Distribution.”

What are the conditions to the merger?

The merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, including each of the following:

•  the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 Act (“HSR”), which expired on February 16, 2024, and receipt of certain other required regulatory approvals, consents or non-actions, each of which has been received prior to the date of this information statement;

•  the internal reorganization and the separation and distribution as contemplated by the separation and distribution agreement having been consummated in accordance with the separation and distribution agreement in all material respects;

•  the effectiveness of the registration statement in accordance with the Exchange Act and the registration statement not being subject to any stop order by the SEC or any actual or threatened proceedings by a governmental authority seeking such stop order;

•  there being no law or injunction in effect restraining, enjoining or prohibiting the consummation of the internal reorganization, the distribution or the merger;

•  the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of issuance;

•  the parties’ performing and complying in all material respects with their respective obligations, covenants and agreements under the merger agreement;

•  the accuracy of each party’s representations and warranties (subject to certain materiality or other qualifications);

•  the receipt of the other party’s certificate signed by an executive officer to the effect that the relevant conditions set forth in the merger agreement have been satisfied;

•  the receipt of tax opinions from Wachtell Lipton and Cravath, Swaine and Moore LLP (“Cravath”), in each case, to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (each a “merger tax opinion” and together, the “merger tax opinions”); and

•  each party’s execution and delivery of the applicable transaction documents and material compliance with the obligations, covenants and agreements thereunder, and each agreement being in full force and effect.

SpinCo and Jacobs’ obligation to consummate the merger is also subject to Jacobs’ receipt of the IRS ruling, which ruling continues to be valid and in full force and effect. Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing.

We cannot assure you that any or all of these conditions will be met, or that the merger will be consummated even if all of the conditions are met. Jacobs and Amentum may waive any of their respective conditions to the merger to the extent permitted by applicable law. For a complete discussion of all of the conditions to the merger, see the section entitled “The Transactions—Conditions to the Merger.”

What is the expected date of completion of the separation and distribution and merger?

The completion and timing of the separation and distribution is dependent upon a number of conditions. It is currently expected that the shares of SpinCo common stock will be distributed by Jacobs at [    ], Eastern Time, on [    ], 2024, to the holders of record of shares of Jacobs common stock at the close of business on [   ], 2024, the record date for the distribution. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be met.

It is expected that, at [    ], Eastern Time, on [   ], 2024, Amentum will merge with and into SpinCo with SpinCo continuing as the surviving entity. However, no assurance can be provided as to the timing of the merger or that all conditions to the merger will be met. For additional information on the separation and distribution and merger, see the section entitled “The Transactions.”

Will the distribution and merger occur on the same day?	The merger is expected to occur immediately following the distribution on the same day.

What if I want to sell my Jacobs common stock or my SpinCo common stock?	You should consult with your financial advisors, such as your stock broker, bank or tax advisor. If you sell your shares of Jacobs common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of SpinCo common stock in connection with the distribution.

What is “regular-way” and “ex-distribution” trading of Jacobs common stock?	During a period beginning three business days prior to the distribution and ending on the distribution date, Jacobs expects that there will be two markets in shares of Jacobs common stock: a “regular-way” market and an “ex-distribution” market. Shares of Jacobs common stock that trade in the “regular-way” market will trade with an entitlement to shares of SpinCo common stock distributed pursuant to the distribution. Shares of Jacobs common stock that trade in the “ex-distribution” market will trade without an entitlement to SpinCo common stock distributed pursuant to the distribution. If you are the registered holder or beneficial owner of your shares of Jacobs common stock and want to sell your shares, you should determine whether you want to sell your shares with or without an entitlement to shares of SpinCo common stock in the distribution, and make any trades in the “regular-way” or “ex-distribution” market accordingly. If you decide to sell any shares of Jacobs common stock before the distribution date and hold your shares in “street name,” you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of Jacobs common stock with or without your entitlement to SpinCo common stock pursuant to the distribution.

Where will I be able to trade shares of SpinCo common stock?	Currently, there is no public market for SpinCo common stock. We have applied to list SpinCo common stock on the NYSE under the symbol “AMTM.” It is anticipated that trading in shares of SpinCo common stock will begin on a “when-issued” basis three days prior to the distribution and will continue up to and through the distribution date, and that “regular-way” trading in SpinCo common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell shares of SpinCo common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for shares of SpinCo common stock before, on or after the distribution date.

What will happen to the listing of Jacobs common stock?	Jacobs common stock will continue to trade on the NYSE after the distribution under the symbol “J.”

Will the number of shares of Jacobs common stock that I own change as a result of the distribution?	No. The number of shares of Jacobs common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Jacobs common stock?	Yes. As a result of the distribution, it is expected that the trading price of shares of Jacobs common stock immediately following the distribution will be different from the “regular-way” trading price of such shares immediately prior to the distribution, because the trading price of Jacobs common stock will no longer reflect the full value of the SpinCo Business. We cannot assure you whether the sum of the market value of the Jacobs common stock and the SpinCo common stock following the distribution will be higher or lower than the market value of Jacobs common stock if the distribution did not occur. This means, for example, that the combined trading prices of one share of Jacobs common stock and one share of SpinCo common stock after the distribution may be equal to, greater than or less than the trading price of one share of Jacobs common stock before the distribution. Furthermore, until the market has fully analyzed the value of Jacobs common stock without the SpinCo Business, the trading price of shares of Jacobs common stock may fluctuate.

What are the material U.S. federal income tax consequences of the separation and distribution and the merger?

The consummation of the separation and distribution is conditioned upon, among other things, the receipt of the IRS ruling and the distribution tax opinions. If Jacobs receives the distribution tax opinions, and the IRS ruling continues to be valid and in full force and effect, then, in general, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) of shares of Jacobs common stock upon the receipt of shares of SpinCo common stock in the distribution or in any disposition of shares of SpinCo common stock that Jacobs holds following the distribution through one or more pro rata distributions to Jacobs’ shareholders (any such disposition, a “clean-up distribution”).

The consummation of the merger is conditioned upon the consummation of the transactions contemplated by the separation and distribution agreement and the IRS ruling continuing to be valid and in full force and effect, as well as the receipt by Jacobs and Amentum of the merger tax opinions. The issuance of shares of SpinCo common stock in the merger is not expected to have any U.S. federal income tax consequences for SpinCo or U.S. holders that receive shares of SpinCo common stock in the distribution. Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing.

Tax matters are complicated, and the tax consequences of the separation and distribution, the merger and related transactions to a particular Jacobs shareholder will depend on the facts of such shareholder’s situation. See the section entitled “Material U.S. Federal Income Tax Consequences” for additional information on the tax consequences of the separation and distribution, the merger and related transactions. Shareholders are urged also to consult their tax advisors as to the specific tax consequences of the transactions to them.

What will SpinCo’s relationship be with Jacobs following the distribution?	After the distribution, SpinCo and Jacobs will be separate companies with separate management teams and separate boards of directors. SpinCo and Jacobs have entered into a separation and distribution agreement to effect the separation and distribution, a merger agreement to effect the merger of SpinCo with Amentum, and an employee matters agreement to, among other things, allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans, and other related matters. Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders.

If the amount of merger consideration (including any additional merger consideration) is finally determined by the effective time of the merger, the distribution will be calculated such that Jacobs does not hold more than 8% of the issued and outstanding shares of SpinCo common stock after the effective time of the merger and, in such case, no follow-on distribution will be necessary.

If the amount of merger consideration (including any additional merger consideration) is not finally determined by the effective time of the merger, then, once a final determination is made, a subsequent distribution may be made (any such subsequent distribution, the “follow-on distribution”). In the follow-on distribution any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as of a record date that will be set once the final determination is made and will be close in time to the follow-on distribution. The follow-on distribution would occur as soon as reasonably practicable following the consummation of the transactions. Any follow-on distribution will be pro rata, without consideration, and part of the same transaction as the distribution whereby Jacobs formed SpinCo to distribute SpinCo common stock, for which the registration statement on Form 10, of which this information statement forms a part, is effective and describes both the distribution and potential follow-on distribution. Therefore any follow-on distribution will meet the conditions set forth in Staff Legal Bulletin No. 4 and will not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and will not require registration under the Securities Act.

In addition, we do not expect to depend on Jacobs to conduct our business following the distribution apart from certain limited transitional support services as well as certain shared commercial services provided for under a project services agreement. In order to govern the ongoing relationships between us and Jacobs after the separation and distribution and the merger, and to facilitate an orderly transition, we and Jacobs intend to enter into agreements providing for various services and rights following the separation and distribution and the merger and under which we and Jacobs will agree to indemnify each other against certain liabilities arising from our respective businesses. These agreements include a transition services agreement, a project services agreement, a tax matters agreement, a stockholders agreement with Amentum Equityholder and a registration rights agreement with Jacobs. For additional information regarding the transaction agreements, see the section entitled “Certain Relationships and Related Party Transactions.” We also describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Transactions.”

What is the current relationship between SpinCo and Amentum?	SpinCo is currently a wholly owned subsidiary of Jacobs and was formed as a Delaware corporation on November 17, 2023, to hold the assets and liabilities associated with the SpinCo Business. Other than in connection with the transactions, there is no relationship between SpinCo and Amentum.

How will Jacobs vote any shares of SpinCo common stock it retains?	Jacobs will agree to vote any shares of SpinCo common stock that it retains in proportion to the votes cast by SpinCo’s other shareholders and is expected to grant SpinCo a proxy to vote Jacobs’ shares of SpinCo common stock in such proportion. For additional information on these voting arrangements, see the section entitled “Certain Relationships and Related Party Transactions.”

What does Jacobs intend to do with any shares of SpinCo common stock it retains?	Jacobs currently intends to dispose of all of the shares of SpinCo common stock that it retains after the separation and distribution and the merger, which dispositions may include one or more exchanges for Jacobs’ debt or distributions to Jacobs’ shareholders. It is anticipated that the shares of SpinCo common stock will be disposed of within 12 months of the completion of the separation and distribution.

Who will serve as directors of SpinCo after the separation and distribution and the merger?	We currently expect that upon completion of the separation and distribution, our Board of Directors will consist of 13 directors: the Chief Executive Officer of Amentum, five individuals proposed by Amentum Equityholder and seven other individuals proposed by Jacobs. For additional information regarding SpinCo’s directors, see the section entitled “Directors Following the Transactions.”

Who will manage SpinCo after the separation and distribution and the merger?	Our management team will possess deep knowledge of the government contracting industry and be led by John Heller, Chief Executive Officer of Amentum, who will serve as Chief Executive Officer of Combined Co; Stephen Arnette, Executive Vice President and President of the Critical Mission Solutions business, who will serve as Chief Operating Officer of Combined Co; Travis Johnson, Chief Financial Officer of Amentum, who will serve as Chief Financial Officer of Combined Co; and Steven Demetriou, current Executive Chair and former Chief Executive Officer of Jacobs, who will serve as the Executive Chair of Combined Co. For additional information regarding Combined Co’s management, see the section entitled “Management Following the Transactions.”

Who will own SpinCo following the merger?	Immediately following the merger and any post-closing adjustments for additional merger consideration, Jacobs’ shareholders will own at least 50.1%, and are expected to own between 51% and 55%, of the issued and outstanding shares of SpinCo common stock. Jacobs is expected to retain at least 7.5%, and has determined that it does not intend to retain more than 8%, of the issued and outstanding shares of SpinCo common stock after the merger and any post-closing adjustments to the merger consideration, if any. Any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed to Jacobs’ shareholders at the time of, or as soon as reasonably practicable following, the consummation of the transactions. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any.

Are there risks associated with owning shares of SpinCo common stock?	Yes. Ownership of shares of SpinCo common stock is subject to both general and specific risks and uncertainties relating to our businesses, the industry in which we operate, our ongoing contractual relationships with Jacobs and our status as a separate, publicly traded company. Ownership of shares of SpinCo common stock is also subject to risks relating to the separation and distribution. Certain of these risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Does Amentum have to pay a termination fee to Jacobs if the merger agreement is terminated?	No. For a discussion of the terms of the merger agreement, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs— Merger Agreement.”

Does SpinCo plan to pay dividends?	After the transactions, we do not expect to declare or pay any cash dividends on our common stock. Any future determination as to the timing, declaration, amount and payment of any dividends will be within the discretion of our Board of Directors, and will depend upon, among other things, our financial condition, earnings, capital requirements of our operating subsidiaries, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by our Board of Directors, including legal and contractual restrictions. Moreover, if we determine to pay any dividends in the future, we cannot assure you that we will continue to pay such dividends or the amount of such dividends. See the section entitled “Dividend Policy.”

What are the financing plans for SpinCo, and what will be the indebtedness of Combined Co following the completion of the Transactions?

In connection with the transactions, SpinCo has obtained financing commitments from certain financial institutions that will permit SpinCo to incur borrowings of senior secured first lien term loans in an aggregate principal amount of $1.13 billion (subject to certain conditions). Whether or not such financing commitments are drawn, we expect to incur approximately $1.13 billion of senior secured first lien term loans (the “SpinCo financing”) to distribute the SpinCo cash payment of approximately $1.0 billion to Jacobs in connection with the separation. As a result of such transactions, we expect to have approximately $1.13 billion of outstanding indebtedness upon completion of the distribution. If the Amentum refinancing transactions (as defined below) are not consummated, following the merger, Combined Co would establish the SpinCo financing as an incremental term facility under the existing Amentum first lien credit agreement (as defined below), dated January 31, 2020, which would replace and supersede the original credit agreement that governs the SpinCo financing. In the event the SpinCo financing is not established and documented as an incremental term facility under the existing Amentum first lien credit agreement, the SpinCo financing would remain outstanding under its original credit agreement. As of June 28, 2024 and September 29, 2023, Amentum had approximately $3.27 billion and $3.29 billion, respectively, of first lien term facilities outstanding under the existing Amentum first lien credit agreement and $735.0 million and $885.0 million, respectively of second lien term facilities outstanding under its existing Amentum second lien credit agreement (as defined below), with no amounts borrowed under its revolving facility (as defined below) as of both dates. Following the merger, the obligations under the revolving facility, including the incremental revolving facility (as defined below), the first lien term facilities, including the SpinCo financing, the second lien term facilities and certain designated cash management and hedging obligations, would be unconditionally guaranteed on a senior basis by the SpinCo Loan Parties (as defined below), including the Amentum Guarantors (as defined below), subject to customary exceptions. However, in connection with the transactions, Amentum currently expects to consummate the Amentum refinancing transactions substantially concurrently with the consummation of the merger, as described below.

In connection with the transactions, Amentum expects to refinance the existing Amentum credit facilities (as defined below) as part of the new Amentum credit agreement (as defined below) and replace or separately document the SpinCo term facility (as defined below) as part of the new SpinCo credit agreement (as defined below). On July 30, 2024, Amentum Escrow Corporation, a Delaware corporation and newly formed wholly-owned indirect subsidiary of Amentum, priced $1.0 billion aggregate principal amount of its 7.250% Senior Notes due 2032 (the “Amentum notes”) in a private transaction in reliance upon exemptions from the registration requirements of the Securities Act (the “notes offering”). The notes offering closed on August 13, 2024. The proceeds of the notes offering were funded into escrow and will be released from escrow substantially concurrently with the consummation of the merger, subject to each of SpinCo and each wholly-owned domestic restricted subsidiary of SpinCo that is a guarantor or borrower under the Amentum credit facilities (the “Combined Co Obligors”) becoming party to the indenture that will govern the Amentum notes as issuer or guarantor, as applicable, substantially concurrently with the release. In addition, SpinCo and Amentum have syndicated and, substantially concurrently with the consummation of the transactions, SpinCo expects to enter into, a new first lien credit agreement (the “new Amentum credit agreement”) providing for a first lien term facility of approximately $3.75 billion maturing 2031 (inclusive of the SpinCo term facility, as described herein). The new Amentum credit agreement is also expected to include a first lien revolving facility of approximately $850 million maturing 2029 (together with the first lien term facility of approximately $3.75 billion, the “new Amentum credit facilities”). SpinCo also expects to enter into a new SpinCo credit agreement solely to document the SpinCo term facility thereunder (the “new SpinCo credit agreement”), approximately $1.00 billion of the proceeds of which are expected to be used to fund the distribution of the SpinCo cash payment to Jacobs. Upon closing of the transactions, the new SpinCo credit agreement is expected to be superseded and replaced in its entirety by the new Amentum credit agreement and the SpinCo term facility is expected to become part of the first lien term loan facility under the new Amentum credit agreement. The net proceeds of the Amentum notes and the term facilities under the new Amentum credit agreement (not including the proceeds of the SpinCo term facility) would be used (i) to repay any remaining outstanding borrowings under the existing Amentum credit facilities (as defined below) and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities and (ii) in the case of any remaining proceeds, for general corporate purposes (collectively, the “Amentum refinancing transactions”). For more information, see the sections entitled “Description of Material Indebtedness,” “Risk Factors—Risks Related to the Transactions” and “Risk Factors—Risks Related to Our Indebtedness and Credit Markets.”

Who will be the distribution agent for the distribution and transfer agent and registrar for SpinCo common stock?	The distribution agent, transfer agent and registrar for the SpinCo common stock will be Equiniti Trust Company, LLC. For questions relating to the transfer or mechanics of the stock distribution, you should contact Equiniti Trust Company, LLC toll free at (877) 248-6417, non-toll free at (718) 921-8317 or by email at helpast@equiniti.com.

Do I have appraisal rights in connection with the distribution?	No. Holders of Jacobs common stock are not entitled to appraisal rights in connection with the distribution.
Where can I find more information about Jacobs and SpinCo?	Before the closing date, if you have any questions relating to SpinCo’s business performance, you should contact:

Amazon Holdco Inc. c/o Jacobs Solutions Inc. 1999 Bryan Street Suite 3500 Dallas, TX 75201 Attention: Investor Relations

After the closing date, SpinCo shareholders who have any questions relating to SpinCo’s business performance should contact SpinCo at:

Amentum Holdings, Inc. 4800 Westfields Blvd., Suite #400 Chantilly, VA 20151 Attention: Investor Relations

The Combined Co investor website after the closing date will be www.amentum.com/investor-relations. The Combined Co website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

INFORMATION STATEMENT SUMMARY

The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation and distribution and the merger or other information that may be important to you. To better understand the transactions and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about SpinCo assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution and the merger. Unless the context otherwise requires, or when otherwise specified, references in this information statement to “SpinCo,” “we,” “us,” “our,” “our company” and “the company” refer to Amazon Holdco Inc., a Delaware corporation, and its subsidiaries. When referring to periods or circumstances after the completion of the transactions, “we,” “us,” “our” and “our company” refer to Combined Co. Unless the context otherwise requires, references in this information statement to “Jacobs” refer to Jacobs Solutions Inc., a Delaware corporation, and its consolidated subsidiaries, including the SpinCo Business prior to completion of the separation and distribution.

Unless the context otherwise requires, or when otherwise specified, references in this information statement to our historical assets, liabilities, solutions, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, solutions, businesses or activities of the SpinCo Business as conducted by Jacobs prior to completion of the separation and distribution.

Business Overview

After completing the transactions, Combined Co will be a global engineering and technology solutions provider to a broad base of U.S. and allied government agencies. This newly created platform brings together two premier government services companies with complementary capabilities and a deep understanding of our customers’ missions and priorities developed over a century-plus history as trusted engineering and technical experts. We have supported our customers’ most consequential and technically challenging accomplishments, including the design of the Hoover Dam and providing design, development and testing services in support of the Apollo program. Our history as a trusted partner to the U.S. federal government and deep technical and engineering expertise enable us to lead and support our customers’ most complex programs. Our broad capabilities support technology-driven, full mission lifecycle solutions that align with modernization priorities for a wide array of customers across energy and environmental, space, intelligence, defense and civilian markets. We believe our scale and breadth of capabilities position us well in the marketplace as our customers’ requirements increasingly necessitate a highly diversified, full lifecycle partner to solve their most complicated challenges.

Combined Co’s workforce of more than 53,000 will continue to be rooted in a strong purpose-driven culture. Our mission-oriented and highly skilled personnel enable us to serve a diverse range of mission requirements for our customers. In the U.S., these customers include the Department of Energy (“DOE”), the Intelligence Community (consisting of the National Intelligence Program (“NIP”) and the Military Intelligence Program (“MIP”)), the Department of Defense (“DOD”), NASA, and the Department of Homeland Security (“DHS”) as well as other government and certain commercial customers. We will also be well-positioned internationally with employees across approximately 80 countries, supporting international customers and contracts in regions with growing mission demand, such as Europe and the Indo-Pacific, and with key allied government agencies, including the U.K. Ministry of Defence (“U.K. MOD”) and the Australian Department of Defence (“Australian DOD”). We support these customers by providing solutions to pressing challenges, from energy transition and environmental remediation to cybersecurity and digital modernization.

Combined Co’s solutions—backed by a robust network of engineers, cleared employees and technical subject matter experts—will continue to be critical to our customers’ priorities. These include addressing global environmental challenges and supporting energy transition, creating digital decision advantages, advancing

Research, Development, Test, and Evaluation (“RDT&E”) initiatives and enhancing space superiority. Examples of our solutions addressing these priorities include development of new clean energy technologies for the DOE and international customers, threat recognition and analytics for the Intelligence Community, engineering advanced systems for the DOD, research and development solutions for the DHS, and science, engineering, and technology development for NASA. Across our customer set, our solutions span all aspects of the programmatic lifecycle, including design, development, engineering, integration, operations, and sustainment.

With approximately $13 billion in pro forma revenue for the fiscal year ended September 29, 2023, Combined Co will be a compelling industry platform of scale with excellent revenue visibility supported by approximately $47 billion of combined backlog as of September 29, 2023 and attractive growth opportunities. Our scale is an asset that will position us as a turn-key solutions provider capable of pursuing our customers’ largest and most complex contracts. The ability to pursue any contract, while maintaining a large base of revenue in backlog, reflects the agility of our business development engine. We believe our scale, efficiency and diversity will enable Combined Co to generate substantial free cash flow while driving growth.

Our Competitive Advantage

Combined Co’s revenue will continue to be generated from a recurring, long-term contract base that is balanced across both customers and the government acquisition lifecycle. Combined Co will have a strong base of contracts across a diverse range of customers. As of September 29, 2023, our largest contract contributed approximately 4% of revenue, our second through fifth largest contracts contributed in the aggregate approximately 10% of revenue and our sixth through tenth largest contracts contributed in the aggregate approximately 8% of revenue, in each case, for Amentum and the SpinCo Business on a pro forma basis. Additionally, our broad-based contract positions across the programmatic lifecycle are expected to allow Combined Co to capitalize upon government funding tailwinds while mitigating risk during periods of political transition. This stable and diversified base, when combined with our anticipated scale, serves as a strong growth platform. Our global reach is extensive with an employee presence in approximately 80 countries and 26% of employees positioned internationally. Our international customers benefit from our expansive technical capabilities, proven expertise and longstanding customer relationships. Each of these advantages will help Combined Co to win and execute our customers’ largest and most complex missions.

Our combined expertise is broadly applicable to many of the government’s highest priority areas including command, control, communications, computer, combat systems, intelligence, surveillance and reconnaissance (collectively, “C5ISR”), R&D testing and evaluation, energy, space, and digital modernization. Solutions in these areas include our environmental remediation and engineering capabilities supporting the DOE and the U.K. MOD, which are further expanding in support of customers pursuing emerging, clean energy technologies; our digital modernization and cyber capabilities, which can be customized to current customers under existing programs; our expertise in space operations, developed via our longstanding trusted relationship with NASA, which will help foster the development of next-generation commercial space programs; and our knowledge of emerging 5G technologies, which are primarily deployed for commercial customers today and may enhance our ability to improve government telecommunications systems.

Combined Co will have the ability to serve as a prime contractor across a diverse array of customers, capabilities and missions, especially as our customers increasingly migrate to a solutions-oriented procurement model with more services consolidated under a single contract to drive efficiency. We believe our customers prefer the technical and engineering expertise of our highly skilled workforce that underpins these solutions. We have pride in our people and our culture—we foster an entrepreneurial approach to innovation and respond with agility to deliver exceptional performance.

We will continue to drive success with our highly competent and diverse workforce. Our commitment to our people is demonstrated by our “Mission First, People Always” approach, which will support our future operations for decades to come.

End Market Overview

The U.S. federal government represents one of the world’s largest customers of specialized engineering and technology solutions. On a pro forma basis for the fiscal year ended September 29, 2023, Combined Co generated 46% of its revenue from defense agencies (including approximately 15% from the U.S. Army, 11% from the U.S. Air Force, 9% from the U.S. Navy, 8% from other U.S. DOD customers, and 3% from international defense customers), 15% from energy and environmental-related customers, 11% from space-related agencies, 11% from the Intelligence Community, and 17% from federal civilian agencies and other commercial markets. Our international customers, which accounted for 9% of fiscal year 2023 Combined Co pro forma revenue, have increased demand specifically with respect to environmental remediation and energy transition. On a pro forma basis for the fiscal year ended September 29, 2023, Combined Co generated 72% of its revenue from North America, 12% from Europe, 6% from the Middle East and Africa, 4% from Asia and the Pacific, and 6% from other, classified areas.

Enhanced Leadership in Core Markets

Combined Co stands to benefit from continued tailwinds as U.S. federal budget growth supports the core of our business. According to the U.S. Department of Treasury, the U.S. federal government’s total spending for its fiscal year ended September 30, 2023, was $6.1 trillion. In March 2024, President Biden signed into law the fiscal year 2024 funding package, including $824 billion for the DOD, $50 billion for the DOE, $25 billion for NASA and $62 billion for the DHS.

Our global markets represent a substantial opportunity, marked by longstanding leadership in the U.K. energy and defense markets and the Australian defense market. We possess unique experience that includes the management of the U.K.’s principal facility for low-level waste disposal and the development of solutions across environmental remediation projects. Our leadership extends to Australia through the Australian DOD and the United Kingdom through the U.K. MOD, which has 2024 budgets of AU$52 billion and £57 billion, respectively, representing year-over-year growth of 7% and 8%, respectively. The trilateral security partnership that enables the U.S. and U.K. to assist Australia in acquiring nuclear-powered submarines (“AUKUS”) also represents a sizeable area of growth estimated at $268 to $368 billion. We have extensive experience with AUKUS, including: specialized research and development (“R&D”) activities with the DOD’s Underwater Launch Test Facility; research and technical services with the U.K.’s naval nuclear propulsion program; and positioning as one of four strategic partners for the Australian DOD Capability Acquisition and Sustainment Group, supporting the government with all of the platforms and systems required to support their national defense. We have longstanding, trusted relationships with the United Kingdom and Australia, spanning many decades in the U.K. and nearly 30 years in Australia.

We believe Combined Co’s core technical expertise and technology solutions will also enable us to continue serving commercial customers in the areas of commercial space, cybersecurity, electric vehicle transition, clean energy and telecommunications.

Shift Towards Modernization

Increasing government budgets provide opportunities for growth, driven by heightened geopolitical tensions and modernization initiatives. The DOD budget proposal of $850 billion for fiscal year 2025 includes a commitment to invest $143 billion in RDT&E. We believe that Combined Co will have an advantage in creating digital decision advantages, advancing RDT&E initiatives, delivering space superiority, addressing global environmental challenges and supporting energy transition due to our scale and capabilities across key government modernization priorities. The breadth of our solutions enables us to capitalize on these modernization priorities from early-stage development through sustainment.

Indexed to High Growth Sub-Markets

Within our core markets, we identified key areas that are expected to experience outsized growth and are central to our growth strategy. Our technology capabilities, agility, track record of renewal rates and new program wins will make Combined Co a logical partner for customers in these key growth markets, including cybersecurity; hypersonics; autonomy; space-based Intelligence, Surveillance, and Reconnaissance (“ISR”); environmental remediation and energy transition and deployment of 5G technologies. The identification of additional growth areas is a key pillar of our strategy as we continue to enhance our capabilities to access new and emerging markets.

We develop new technologies and innovative solutions for both government and commercial customers that are transferrable and tailorable across domains. We provide solutions to various commercial markets including commercial aerospace, space, automotive, and telecommunications. Our agility and technical expertise have given us ample opportunity to apply solutions from our government customers to commercial customers, including leveraging digital modernization for commercial space to improve a manufacturer’s operations and using our ISR capabilities to help streamline autonomous driving solutions provided by the automotive industry. We expect to leverage additional cross selling opportunities in support of our combined customer base.

Business Strategy

Combined Co will continue to be active in market sectors that are large and fragmented, providing significant opportunities for continued business growth. Combined Co will leverage its history of executing complex engineering and technology solutions for its largest customers to win new contracts. Combined Co’s business strategy includes the following elements:

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Win and successfully execute the largest, most complex programs for the government, specifically within energy and environmental, intelligence, space, defense and civilian end markets. The scale and diversity of our solutions, capabilities, geographies, workforce and contract vehicles are central to our strategy and position us for outsized growth with our customers. As of the end of fiscal year 2023, we held at least 27 contracts with greater than $1 billion total contract value, a testament to Combined Co’s proven ability to win across scaled, diversified contracts. We believe the U.S. federal government is increasingly looking to large, diversified providers for comprehensive solutions, for which Combined Co will offer a breadth and depth of proven expertise that is unique in the government services industry.

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Increase our penetration with existing, well-funded customers, where our current long-term contracts, combined backlog of approximately $47 billion with pro forma backlog coverage of approximately 3.5x revenues as of September 29, 2023, and relationships provide a stable base for on-contract growth and expanded new opportunities. For example, Combined Co will have the opportunity to leverage a diverse set of digital modernization and cyber capabilities with longstanding government relationships to grow more broadly in the federal information technology market. Combined Co’s scale and capability set will have broad access to major government Indefinite Delivery/Indefinite Quantity (“IDIQ”) contract vehicles with over $450 billion in total ceiling value, providing us with access to opportunities for on-contract growth.

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Expand into high-growth and adjacent markets by leveraging technologies and innovation backed by our highly skilled workforce, mission expertise, and ecosystem of trusted partners. Some of these high-growth areas include hypersonics, autonomous systems, sustainable energy, and artificial intelligence/machine learning. We believe our extensive RDT&E capabilities and our customers’ increasing focus on efficiency will enable us to compete effectively. We have successfully implemented this strategy with takeaway wins against longtime incumbents on Missile Defense Agency (“MDA”), the United States Space Force (“USSF”), and NASA programs. Our ability to replicate modernization efforts across new end markets and various stages of programmatic lifecycle will expand our addressable market and enable growth in excess of our customers’ underlying budgets.

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Utilize combined core competencies to drive revenue synergies generated from our enhanced capabilities, relationships, and past performance credentials. These combined core competencies position us to bid and win opportunities, and our increased scale and competitive cost structure drive operational efficiencies, without compromising the quality of our solutions. Examples of areas where we will combine past performance qualifications with longstanding customer relationships include intelligence analytics, C5ISR engineering & integration, and digital modernization. Our comprehensive offerings will support the U.S. and its allies in maintaining a competitive advantage, utilizing innovative solutions to remain well ahead of the technology curve.

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Apply our business development engine to continue winning the largest and most complex programs. We complement our strong base of contracts with a proven business development engine that allows us to successfully bid and win new awards. We tailor each proposal to the needs of our customers, including providing the customer on-contract access to additional solutions as needed. We invest in and maintain a high level of collaboration between our operations and business development teams, which helps us retain our long-term contracts and ensure that we are integrating technological advances into our business development process.

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Strategic capital allocation through Combined Co’s asset-light business model and disciplined capital allocation policy will prioritize reducing debt in the near-term and delivering long-term value to stakeholders.

Key Capabilities

The combination of Amentum and the SpinCo Business brings together a complementary suite of capabilities that Combined Co can leverage to capture large, complex contracts for a wide range of customers.

Environmental Solutions and Energy Transition

Combined Co will have a long history of providing innovative solutions to energy and environmental customers. We work to make the world safer, more secure and cleaner by eliminating environmental hazards and strengthening national security. Our capabilities include environmental remediation, site revitalization, nuclear non-proliferation and per- and polyfluoroalkyl substances (“PFAS”) solutions. Our core services within this capability are focused on environmental remediation for the DOE across various sites, including at Savannah River, Hanford, Oak Ridge, Portsmouth and the Idaho Cleanup Project. Combined Co also will have extensive experience in research and lab operations, fusion energy and other advanced clean energy technologies. In Europe, Combined Co will continue to provide high-value consulting and proprietary technologies through the entire nuclear energy lifecycle, including design, operations management, decommissioning and regeneration solutions, as well as serving multiple government IDIQs remediating the effects of radioactive material from legacy sites and programs. Combined Co has also been involved in the development of technology that will enable the energy transition and decarbonization, as we are currently working with eight different Original Equipment Manufacturers (“OEMs”) working to develop Advanced Modular Reactors (“AMRs”) and Small Modular Reactors (“SMRs”).

Space Solutions

Heightened geopolitical competition has increased our customers’ need for a wide range of space capabilities, and Combined Co is well positioned to benefit from increasing customer budgets as evidenced by NASA and USSF’s combined $55 billion fiscal year 2025 request. Our largest customer in this market, NASA, has a 2025 budget request of $25 billion.

We specialize in delivering comprehensive “launch to landing” solutions on highly technical and mission-critical contracts. As a leading services provider for NASA, we provide solutions across the full spectrum of design, base, mission and launch operations. Our space solutions and engineering capabilities include ISR integration, radio frequency signal processing, ground systems development, launch and landing operations, satellite payloads and sensor engineering. These are demonstrated through various contracts including NASA’s Consolidated Operations, Management, Engineering and Test (COMET) contract and NASA’s JSC Engineering, Technology, and Science (JETS) II contract. Our core capabilities of launch support, digital modernization, on-orbit operations, program management and systems engineering are directly aligned to the highest growth budget priorities at NASA, the MDA and the USSF. In the longer term, we see additional opportunities in providing similar services and capabilities to a broader customer base, including other government agencies and commercial entities accessing space.

Intelligence, Cyber and Digital Engineering

We are at the forefront of wide-ranging cyber, digital services and modern software engineering providing enhanced data ingestion, collection, security and storage solutions for government agency customers spanning the Intelligence Community, the DOD and federal civilian markets.

Our intelligence capabilities support the Intelligence Community in addition to the greater defense and space community with demonstrated ability to provide technology-based solutions including intelligence analytics, intelligence collection training, C5ISR, threat recognition and analytics, in additional to intelligence operations management. Our ability to combine in depth analytics with next-generation technology provides critical and innovative solutions with notable expertise across the intelligence collection domain including signals intelligence, human intelligence, and geospatial intelligence.

Our cyber capabilities extend across multiple markets and enable greater delivery of next generation solutions into multi-domain operations across our government customers. Our offerings focus on the information environment, which includes assets such as networks, technology, infrastructure, and data. Specifically, Combined Co’s services will continue to include development, security, and operations, full lifecycle software development, data integration and analytics, information assurance, digital maintenance, robotic and process automation, as well as physical and cyber resiliency.

Our digital engineering and integration capabilities support a variety of our customers’ missions. Our Model-Based System Engineering (“MBSE”) solutions span the lifecycle from a document-centric approach to a model-centric approach, using formalized digital models and our proven digital engineering playbook. These solutions are aligned with key DOD focus areas including the National Defense strategy: a digital engineering strategy focused on modernizing defense systems and speed of delivery to be able to fight and win the wars of the future. We also create virtual environments that enable advanced simulation techniques to evaluate the performance efficacy of candidate future systems.

Our intelligent asset management solutions enhance our customers’ return on investment as we address every aspect of asset management from concept to retirement. We provide comprehensive, technology-based supply chain management and sustainment solutions that are critical to helping our customers drive long-term cost reductions. In addition, our leading-edge remote expert technology and our global positioning within all DOD geographical areas of responsibility (“AORs”) afford us the ability to provide timely support to the urgent needs of our U.S. federal government customers and allied partners around the world.

We provide lifecycle IT services as a mission partner, including both enterprise IT and mission IT with embedded digital transformation upgrades. Our services include network engineering, platform engineering, unified communications engineering, infrastructure optimization, and managed services migration.

Research, Development, Test and Evaluation

Our leading RDT&E capabilities provide our customers with advanced solutions in R&D engineering, testing, evaluation and training. These diverse capabilities include rapid prototyping, integrated sustainment and advanced engineering solutions. Combined Co will continue to be a key provider of design, delivery and operations of advanced mission systems engineering and test infrastructure across the DOD. Our strength in these capabilities is evident through alignment with key government growth trends including joint domain operations (through our multi-domain live virtual and constructive (“LVC”) solutions) and emerging regions. Combined Co will continue to be positioned at the forefront of regional-based innovative advancements (i.e., the United States Indo-Pacific Command (“INDOPACOM”)) that will be required for the U.S. and allied nations to keep their competitive advantage against near-peer adversaries.

Customers

The U.S. federal government represents an approximate $510 billion annual market for services and is the largest consumer of specialized engineering and technology services. Combined Co will continue to maintain significant and long-term relationships with the DOE, the Intelligence Community, the DOD, NASA, the DHS, the U.K. MOD, the U.K. Nuclear Decommissioning Authority (“NDA”) and the Australian DOD, as well as commercial customers in the aerospace, automotive, clean energy and telecommunications industries. Today, we believe Combined Co’s total addressable annual market equates to $320 billion across U.S. federal, international, and commercial customers, comprised of total addressable annual markets of approximately $81 billion for the environmental sector, $19 billion for space, $15 billion for intelligence, $134 billion for defense, and $71 billion for the civilian sector. Our total addressable market is based on third-party estimates resulting from studies commissioned by Amentum for the analysis of government spending data on contract services outsourcing opportunities. With strong, deep-rooted relationships with most federal agencies across the government services ecosystem and broader commercial industries, we are well-positioned to continue serving these well-funded customers and maximizing growth opportunities through our combined capabilities.

Competitors

We compete against well-established corporations as well as smaller, more specialized companies that concentrate their resources on particular areas. Many contracts require teaming relationships and strategic partnerships that allow us to both partner with competitors while at the same time competing in other areas. We compete on various factors, including technical capabilities, successful performance history, qualified/security-cleared personnel, reputation with customers, price, geographic presence, and size.

Combined Co’s primary competitors will continue to include Booz Allen Hamilton Inc., CACI International Inc., KBR Inc., Leidos Holdings Inc., ManTech International Corporation, Parsons Corporation, Peraton Corporation and Science Applications International Corporation. Our domestic competition also includes large defense contractors such as Boeing Co., BAE Systems plc, General Dynamics Corporation, L3Harris Technologies Inc., Lockheed Martin Corporation, Northrop Grumman Corporation and RTX Corporation. In our U.K. defense market, our competitors include Babcock International Group plc, BAE Systems plc, Mott MacDonald Group Limited, Serco Group plc and Mace Group. Competitors for our global environmental business include Atkins Canada, Bechtel Global Corporation, BWX Technologies Inc., Honeywell International Inc., Huntington Ingalls Industries, Inc., Fluor Corporation and Westinghouse Electric. Combined Co will also continue to compete against small businesses that cater to specific customers, capabilities and geographies.

The Transactions

On November 20, 2023, Jacobs announced entry into a merger agreement (as amended on August 26, 2024) and separation and distribution agreement which set out a plan to spin-off and combine the SpinCo Business with

Amentum, a leading global engineering and technology solutions provider, to create a new, publicly traded government services provider. Jacobs intends to effect the separation through a pro rata distribution to Jacobs’ shareholders of at least 80.1% of the outstanding shares of common stock of SpinCo, a new entity formed to hold the assets and liabilities associated with the SpinCo Business. Upon completion of the distribution and prior to the merger, Jacobs will own up to 19.9% of the outstanding shares of SpinCo common stock and SpinCo will be a separate public company. In connection with the distribution, it is expected that:

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Jacobs will complete the internal reorganization as a result of which SpinCo will become the parent company of the Jacobs operations currently comprising, and the entities that will conduct, the SpinCo Business;

•	SpinCo will incur the SpinCo financing; and

•	using all or a portion of the proceeds from the SpinCo financing, SpinCo will distribute to Jacobs the SpinCo cash payment.

Immediately following the completion of the distribution, Amentum will merge with and into SpinCo, with SpinCo surviving the merger. Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the distribution and the merger (expected to be between 7.5% and 8% of the issued and outstanding shares of SpinCo Common Stock), which dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders.

The transactions are structured as a Reverse Morris Trust transaction. For more information, see the section entitled “The Transactions.”

SpinCo’s Post-Separation Relationship with Jacobs

After the distribution, SpinCo and Jacobs will be separate companies with separate management teams and separate boards of directors. SpinCo and Jacobs have entered into a separation and distribution agreement to effect the separation and distribution, a merger agreement to effect the merger of SpinCo with Amentum, and an employee matters agreement to, among other things, allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans, and other related matters. In addition, we do not expect to depend on Jacobs to conduct our business following the distribution apart from certain limited transitional support services as well as certain shared commercial services provided for under a project services agreement. In order to govern the ongoing relationships between us and Jacobs after the separation and distribution and the merger, and to facilitate an orderly transition, we and Jacobs intend to enter into agreements providing for various services and rights following the separation and distribution and the merger and under which we and Jacobs will agree to indemnify each other against certain liabilities arising from our respective businesses. These agreements include a transition services agreement, a project services agreement, a tax matters agreement, a stockholders agreement with Amentum Equityholder and a registration rights agreement with Jacobs. For additional information regarding the transaction agreements, see the section entitled “Certain Relationships and Related Party Transactions.” We also describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Transactions.”

Reasons for the Transactions

The Jacobs Board of Directors believes that each of the separation and merger of the SpinCo Business with Amentum is in the best interests of Jacobs and its shareholders for a number of reasons, including:

Reasons for the Separation

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Strategic Focus and Flexibility. Following the transactions, Jacobs and Combined Co will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans. The transactions will also allow Jacobs and the SpinCo Business (as part of Combined Co) increased strategic flexibility to be able to respond to their respective industry dynamics.

•

Enhanced Management Focus. The transactions will permit each of Jacobs and Combined Co to be led by a separate, dedicated board of directors and management team, enabling the board of directors and management team of each company to more effectively conform its management systems and processes to those targeted at its specific growth and market strategies.

•

Employee Incentives, Recruitment and Retention. The transactions will enable Combined Co to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Similarly, recruitment and retention is expected to be enhanced by more consistent talent requirements across the businesses, allowing both recruiters and applicants greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.

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Tailored Capital Structure and Distinct Investment Profiles Appealing to Different Long-Term Investor Bases. The markets in which Jacobs and Combined Co expect to operate have historically had different growth profiles and cash flow dynamics. The transactions will allow each of Jacobs and Combined Co to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to Jacobs and Combined Co, including the ability for Combined Co to attract investment from a shareholder base with investment goals aligned to its profile. Investment in one or the other company may appeal to investors with different goals, strategies and interests.

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Facilitate the Merger. The separation and distribution will facilitate the merger, as Amentum desires to combine with the SpinCo Business but not the other businesses of Jacobs. Thus, the separation and distribution facilitate the attainment of the benefits described below as reasons for the merger.

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Creation of Independent Equity Currencies. The separation will create independent equity securities for SpinCo and Jacobs, aligned with each company’s respective industry, affording Combined Co direct access to the capital markets and the opportunity to use its own industry-focused stock for future acquisitions or other transactions that are more closely aligned with its strategic goals and expected growth opportunities.

Reasons for the Merger

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Scaled Pure-Play Government Services Provider. As a result of the transactions, Combined Co will be a leading pure-play government services provider to the U.S. federal government and its allies. The combined business had pro forma revenue of approximately $13 billion for the fiscal year ended September 29, 2023, combined backlog of approximately $47 billion, pro forma backlog coverage of approximately 3.5x revenues as of September 29, 2023, and a highly skilled and diverse workforce of more than 53,000.

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Highly Diversified Business Profile. The transactions are expected to significantly enhance and de-risk Combined Co’s contract portfolio through favorable diversification across customers, geographies, and cost-types. Combined Co’s significant positioning with the DOE, the DHS and NASA will provide a balanced business mix in addition to numerous military and Intelligence Community customers. Combined Co will continue to have a substantial portion of revenue attributed to multiple international regions including key growth geographies such as Asia-Pacific and international renewable energy markets. This diversification and specialization help lower recompete risk and increase win rates.

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Attractive Competitive Positioning. Combined Co will have outstanding capabilities to win new contracts as a premier government services provider. We stand to benefit from enhanced diversification, with access to major U.S. federal government customers through strong relationships, positions on many of the U.S. federal government’s largest contract vehicles, and a track record of superb contract performance. We will be better positioned to win emerging contract opportunities because of our complementary capabilities. Our substantial combined backlog and backlog coverage are a testament to our ability to win large-scale, long-term contracts, and provides significant revenue visibility for the future.

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Synergies. We expect the combination of the SpinCo Business and Amentum to provide opportunities for cost savings and operating synergies, which we currently estimate at $125-175 million gross and $50-70 million, net of benefit to cost-reimbursable contracts, on a run-rate annual basis within 24 months following the transactions. Synergies will be enabled through the consolidation and integration of enterprise systems and technology infrastructure, an efficient management and operating structure, facility optimization initiatives, and enhanced purchasing power. Given the nature of U.S. federal government contracting arrangements, a portion of the realized cost synergy savings will be passed on in the form of lower prices to our customers over time, particularly on cost-reimbursable contracts. Our increased scale and position within government contracting will allow us to be more cost competitive and offer more comprehensive solutions to customers in a broader range of addressable market segments. As a result, we believe that this will make us more competitive within a larger market than either business could address on its own, as we will be able to deliver to our customers our unmatched solutions more efficiently.

In determining to pursue the transactions, the Jacobs Board of Directors also considered a number of potentially negative factors in evaluating the transactions, but concluded that the potential benefits of the transactions outweighed such factors. For additional information, see the sections entitled “Risk Factors” and “The Transactions—Reasons for the Transactions” included elsewhere in this information statement.

Reasons for Jacobs’ Retention of Up to 8% of the Shares of SpinCo Common Stock

In considering the appropriate structure for the transactions, Jacobs determined that, immediately after the distribution is effective, Jacobs will retain up to 19.9% of the outstanding shares of SpinCo common stock. At the effective time of the merger, all issued and outstanding Amentum equity interests will be converted into the right to receive, in the aggregate, (i) a number of fully paid and nonassessable shares of SpinCo common stock equal to the base merger consideration and, (ii) if applicable, any additional merger consideration, in each case rounded down to the nearest whole share. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, (a) Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any, and (b) Jacobs will be entitled to between 7.5% and 12.5% of the issued and outstanding shares of SpinCo common stock.

Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as described in the section entitled “Questions and Answers About the Transactions—What will SpinCo’s relationship be with Jacobs following the distribution?”

If the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend to deliver the additional merger consideration (if any) through the escrow holding described above. Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the distribution and the merger. Such dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders. Jacobs’ retention of shares of SpinCo common stock is expected to support the establishment of tailored capital structures for each of Jacobs and SpinCo by (i) providing Jacobs with a valuable asset that can be used to reduce its pro forma debt burden and aggregate liabilities, allowing Jacobs the opportunity to capitalize on strategic opportunities, improve its liquidity, strengthen its balance sheet, achieve its desired leverage target and obtain a more secure credit rating and (ii) providing a means for Jacobs to increase its financial flexibility without increasing the amount of leverage that SpinCo would incur, thereby providing SpinCo with a stronger balance sheet and greater ability to fund growth.

Corporate Information

Amentum

Amentum is a premier contractor and trusted partner delivering solutions to all levels of the U.S. federal government and its allies, supporting programs of critical national importance across energy and environmental, intelligence, defense and civilian end markets. Headquartered in Chantilly, Virginia with over 35,000 employees located across the United States and an employee presence in approximately 75 countries, Amentum possesses over a century-long heritage serving the U.S. federal government with engineering and technical expertise that traces back to predecessor companies such as AECOM, URS, EG&G, and Westinghouse. Amentum offers a broad range of capabilities including environment and climate sustainability solutions; intelligence and counter threat solutions; data and analytics; engineering and integration; RDT&E; and citizen systems.

SpinCo Business

The SpinCo Business is a leading provider of a full spectrum of solutions for customers to address evolving challenges in the areas of space exploration, national security and defense, cybersecurity and intelligence, digital transformation and modernization, intelligent infrastructure and asset management, the clean energy transition, environmental remediation, and advanced telecommunications.

With over 18,000 employees worldwide, SpinCo is a scaled global services provider leveraging our deep experience to support U.S. federal government, international governments, and commercial customers in the defense, aerospace, energy, intelligence, automotive, and telecommunications sectors, helping our customers to develop lasting solutions in the communities where we live and work. The business takes a partnership approach with its customers, serving as a trusted and close partner and advisor in completing their most critical missions.

SpinCo was incorporated in Delaware for the purpose of holding the CMS Business and C&I Business that constitute the SpinCo Business in connection with the transactions described in this information statement. Prior to the transfer of the SpinCo Business to us by Jacobs, which will occur prior to the distribution, SpinCo will have no operations other than those incidental to the separation. The address of Combined Co’s principal executive offices will be 4800 Westfields Blvd., Suite 400, Chantilly, VA 20151. Combined Co’s telephone number after the distribution will be (703) 579-0410. Combined Co’s internet site at www.amentum.com/investor-relations will be maintained. This website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Jacobs’ shareholders who will receive shares of SpinCo common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of SpinCo’s securities. The information contained in this information statement is believed by SpinCo to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Jacobs nor SpinCo will update the information except as may be required in the normal course of their respective disclosure obligations and practices.

Summary of Risk Factors

There are a number of risks that Jacobs’ shareholders should consider in connection with the transactions. These risks are discussed more fully in the section entitled “Risk Factors.” Any of these risks could materially adversely affect the business, financial condition and results of operations of the SpinCo Business, Amentum or Combined Co and the actual outcome of matters as to which forward-looking statements are made in this prospectus. These risks include, but are not limited to, the following:

Risks Related to Combined Co’s Business

Risks Related to Combined Co’s Operations

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We generate substantially all of our revenues from contracts with the U.S. federal government. If the U.S. federal government significantly decreased or ceased doing business with us, our business, financial condition and results of operations would be materially and adversely affected.

•

A delay in the completion of the U.S. federal government’s budget process, a decline in the U.S. federal government budget, changes in spending or budgetary priorities or delays in contract award may materially adversely affect our business, financial condition and results of operations.

•	The contracts in our backlog may be adjusted, canceled or suspended by our customers and, therefore, our backlog is not necessarily indicative of our future revenues or earnings.

•	Employee, agent or partner misconduct, or our overall failure to comply with laws or regulations, could weaken our ability to win contracts, which could result in reduced revenues and profits.

•

Cybersecurity or privacy breaches, or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.

Risks Related to International Operations

•	Our international operations are exposed to additional risks and uncertainties, including unfavorable political developments and weak foreign economies.

•

Changes in domestic and foreign governmental laws, regulations and policies, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

Risks Related to Acquisitions, Investments, Joint Ventures and Divestitures

•	Our use of joint ventures, partnerships and strategic investments in entities exposes us to risks and uncertainties, many of which are outside of our control.

•	An impairment charge on our goodwill or intangible assets could have a material adverse impact on our financial position and results of operations.

Risks Related to Regulatory Compliance

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As a U.S. federal government contractor, we are subject to various procurement and other laws and regulations and could be adversely affected by a failure to comply with these laws and regulations or changes in such laws and regulations.

•	Current and future environmental, health, and safety laws could require significant additional costs to achieve or maintain compliance and/or to address liabilities.

•	The U.S. federal government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Risks Related to Our Indebtedness and Credit Markets

•

Following the completion of the transactions, Combined Co will have a significant amount of indebtedness, which could adversely affect Combined Co’s financial condition or decrease its business flexibility.

•

Restrictions will be imposed by Combined Co’s indebtedness outstanding from time to time (initially expected to be the Amentum credit facilities and the Amentum notes) that will limit the ability of Combined Co to operate its business and to finance its future operations or capital needs or to engage in other business activities.

Risks Related to the Transactions

•	Even if the transactions are completed, SpinCo may not realize the anticipated financial and other benefits, including growth opportunities, expected from the transactions.

•

If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the separation and distribution or the merger or as a result of subsequent acquisitions of shares of Jacobs or SpinCo, then Jacobs and/or Jacobs’ shareholders that received SpinCo common stock in the distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, SpinCo could be obligated to indemnify Jacobs for any tax liability imposed on Jacobs arising from SpinCo’s or Amentum Equityholder’s actions or inactions.

•

Under the tax matters agreement, SpinCo and Amentum Equityholder will be restricted from taking certain actions that could adversely affect the intended tax treatment of the transactions, and such restrictions could limit SpinCo’s ability to implement strategic initiatives that otherwise would be beneficial.

•

The unaudited pro forma condensed combined financial statements of Combined Co are based in part on certain assumptions regarding the transactions and may not be indicative of Combined Co’s future operating performance.

•

Jacobs may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have the necessary systems and services in place when the transition services agreement expires.

Risks Related to Our Common Stock

•	Amentum Equityholder is expected to own a significant percentage of our common stock.

•	Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

•

A significant number of shares of our common stock may be sold or otherwise disposed of following the distribution, including the shares of our common stock that Jacobs initially expects to retain after the distribution, which may cause our stock price to decline.

•	No market for our common stock currently exists and an active trading market may not develop or be sustained after the separation. Following the separation, our stock price may be volatile.

Agreements with Jacobs

This information statement includes summaries of agreements that outline the terms and conditions of the transactions and provide a framework for the relationship among Jacobs, SpinCo, Amentum and their respective affiliates after the transactions. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, copies or forms of which have been filed as exhibits to the registration statement of which this information statement is a part and which are incorporated by reference into this information statement. These summaries have been included in this information statement to provide information regarding the terms of these agreements. They are not intended to provide any other factual information about Jacobs, SpinCo, Amentum, Amentum Equityholder, their respective affiliates, the SpinCo Business or the Amentum Business. Certain of these agreements contain representations and warranties of Amentum and Amentum Equityholder that are solely for the benefit of Jacobs and SpinCo, as applicable, and representations and warranties of Jacobs and SpinCo that are solely for the benefit of Amentum and Amentum Equityholder, as applicable. The assertions embodied in those representations and warranties are or may be qualified by information in confidential disclosure schedules that the parties have exchanged or will exchange in connection with execution of the applicable agreements. Moreover, any representations and warranties in these agreements were made or will be made solely for the benefit of the other parties to the applicable agreement and were or will be used for the purpose of allocating risk among the respective parties. Therefore, you should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to Jacobs’ shareholders and were or will be made only as of dates that have been or will be specified in these agreements and that are or will be subject to more recent developments. Accordingly, information concerning the subject matter of these representations and warranties may have changed or may change since any date that has been or will be specified in these agreements, and you should read the representations and warranties in these agreements not in isolation but only in conjunction with the other information about Jacobs, Amentum and their respective subsidiaries that is included in this information statement and other reports and statements that have been or will be filed by Jacobs or SpinCo with the SEC.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement, including the combined financial statements of the SpinCo Business and related notes and the consolidated financial statements of Amentum and related notes, in evaluating Combined Co and our common stock. The risks described below are material risks, although not the only risks, relating to our business, the transactions, and our common stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect our ability to complete or realize the anticipated benefits of the transactions, and may have an adverse effect on the business, financial condition or results of operations of Combined Co. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business, financial condition or results of operations.

Risks Related to Combined Co’s Business

Risks Related to Combined Co’s Operations

We generate substantially all of our revenues from contracts with the U.S. federal government. If the U.S. federal government significantly decreased or ceased doing business with us, our business, financial condition and results of operations would be materially and adversely affected.

The federal government is our primary customer, with revenues from U.S. federal government contracts, either as a prime contractor or a subcontractor, which represented approximately 90% of Combined Co’s pro forma revenue in fiscal year 2023 from contracts with agencies including the DOD, U.S. Intelligence Community, NASA and the DOE. We expect that U.S. federal government contracts will continue to be the primary source of our revenues for the foreseeable future. Negative press reports or publicity, which could pertain to employee or subcontractor misconduct, conflicts of interest, termination of a contract or task order, poor contract performance, legal violations or investigations, deficiencies in services, reports or other deliverables, information security breaches or other aspects of our business, regardless of accuracy, could harm our reputation with the U.S. federal government. Due to the sensitive nature of our work and our confidentiality obligations to our customers, we may be unable or limited in our ability to respond to such negative publicity. In addition, the mishandling or the perception of mishandling sensitive information, such as our failure to maintain the confidentiality of the existence of our business relationships with certain of our customers, including as a result of misconduct or other improper activities by our employees or subcontractors, or a failure to maintain adequate protection against security breaches, including those resulting from cyberattacks, could harm our relationship with U.S. federal government agencies. Our ability to hire or retain employees and our standing in professional communities, to which we contribute and receive expert knowledge, could be diminished. If we were suspended or debarred from contracting with the federal government or any significant agency including the DOD, U.S. Intelligence Community, NASA and the DOE, if our reputation or relationship with government agencies was impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, financial condition and results of operations would be materially and adversely affected.

Contracts with the U.S. federal government and other governments and their agencies pose additional risks compared to contracts with private sector customers.

We depend on contracts with the U.S. federal government and other governments and their agencies. The U.S. federal government represented approximately 90% of Combined Co’s pro forma revenue in fiscal year 2023. These contracts, which are a significant source of our revenue and profit, are subject to additional risks compared to contracts with private sector customers:

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Some of our contracts are long-term government contracts, which are only funded on an annual basis. If appropriations for funding are not made in subsequent years of a multiple-year contract, we may not be able to realize all of our anticipated revenue and profits from that project. U.S. federal government shutdowns or any related disruption or under-staffing of the government departments or agencies that interact with our business could result in program cancellations, disruptions and/or stop work orders, could limit the government’s ability to effectively progress programs and make timely payments, and could limit our ability to perform on our existing U.S. federal government contracts and successfully compete for new work. Governments are typically under no obligation to maintain funding at any specific level, and funds for government programs may even be eliminated. The U.S. federal government may also shift its spending focus away from areas aligned to our expertise, such as defense and space exploration, and toward other areas in which we do not currently provide services.

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Most contracts with the U.S. federal government, and many contracts with other government entities, permit the government customer to terminate the contract at any time for the convenience of the government or for default by the contractor. Governmental agencies may modify, curtail or terminate our contracts with little or no notice at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue. In addition, for some assignments, the U.S. federal government may attempt to “insource” the services to government employees rather than outsource to a contractor.

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Most government contracts are awarded through a rigorous competitive process, which may emphasize price over other qualitative factors. The U.S. federal government has increasingly relied upon multiple-year contracts with multiple contractors that generally require those contractors to engage in an additional competitive procurement process for each task order issued under a contract. This process may result in us facing significant additional pricing pressure and uncertainty and incurring additional costs. See “—We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.”

•	We may not be awarded government contracts because of existing policies designed to protect small businesses and under-represented minorities.

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Government contracts are subject to specific procurement regulations and a variety of other socio-economic requirements, which affect how we transact business with our customers and, in some instances, impose additional costs on our business operations. For example, for contracts with the U.S. federal government, we must comply with the Federal Acquisition Regulation (“FAR”), the Truthful Cost or Pricing Data Act, the Cost Accounting Standards (“CAS”), and numerous regulations governing environmental protection and employment practices. Government contracts also contain terms that may expose us to heightened levels of risk and potential liability than non-government contracts.

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U.S. federal government customers may pursue rapid acquisition pathways and procedures for new technologies, including through so-called other transaction (“OT”) agreements. OT agreements are exempt from many traditional procurement laws, including the FAR, and an OT award may be subject, in certain cases, to the condition that a significant portion of the work under the OT agreement is performed by a non-traditional defense contractor or that a portion of the cost of the prototype project is funded by nongovernmental sources. If we cannot successfully adapt to our customers’ rapid acquisition processes, then we may lose strategic new business opportunities in high-growth areas, and our business, financial condition and results of operation could be materially adversely affected.

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Many of our U.S. federal government contracts require our employees and facilities to have security clearances, which can be difficult and time consuming to obtain. If our employees or our facilities are unable to obtain or retain the necessary security clearances, our customers could terminate or not renew existing contracts or award us new contracts, which could have a material adverse impact on our business, financial condition and results of operations could be negatively impacted. Our government contracts may also involve classified information and security restrictions, which may limit our ability to provide information about these classified programs, their risks or any disputes or claims relating to such programs. As a result, investors may have less insight into our business with respect to these programs.

In addition, many of our U.S. federal government contracts contain organizational conflict of interest (“OCI”) clauses that may limit our ability to compete for or perform certain other contracts or other types of services for particular customers. An OCI arises when we engage in activities that may make us unable to render impartial assistance or advice to the U.S. federal government, impair our objectivity in performing contract work or provide us with an unfair competitive advantage. OCIs may arise as a result of our relationship with Jacobs and in instances where the SpinCo Business and Amentum work for the same customer. Existing OCIs, and any OCIs that may develop, could preclude our competition for or performance on a significant contract, which could limit our opportunities.

These various uncertainties, restrictions, and regulations including oversight audits by government authorities as well as profit and cost controls, could have a material adverse impact on our business, financial condition and results of operations.

Our U.S. federal government contract work is regularly reviewed and audited by the U.S. federal government, U.S. federal government auditors and others, and these reviews can lead to withholding or delay of payments to us, non-receipt of award fees, legal actions, fines, penalties and liabilities and other remedies against us.

U.S. federal government contracts are subject to specific laws and regulations such as the FAR, the Truthful Cost or Pricing Data Act, the CAS, the Service Contract Act and DOD security regulations. Failure to comply with any of these regulations, requirements or statutes may result in contract price adjustments, financial penalties or contract termination. Our U.S. federal government contracts are subject to audits, cost reviews and investigations by U.S. federal government contracting oversight agencies such as the Defense Contract Audit Agency (“DCAA”). The DCAA reviews the adequacy of, and our compliance with, our internal control systems and policies, including our labor, billing, accounting, purchasing, property, estimating, compensation and management information systems. The DCAA has the authority to conduct audits and reviews to determine if we are complying with the requirements under the FAR and CAS, pertaining to the allocation, period assignment and allowability of costs assigned to U.S. federal government contracts. The DCAA presents its report findings to the Defense Contract Management Agency (“DCMA”). Should the DCMA determine that we have not complied with the terms of our contract or applicable statutes and regulations, payments to us may be disallowed, which could result in retroactive adjustments to previously reported revenues and refunding of previously collected cash proceeds.

Given the demands of working for the U.S. federal government, we may have disagreements or experience performance issues. When performance issues arise under any of our U.S. federal government contracts, the U.S. federal government retains the right to pursue remedies, which could include termination under any affected contract. If any contract were so terminated, our ability to secure future contracts could be adversely affected. Other remedies that could be sought by our U.S. federal government customers for any improper activities or performance issues include sanctions such as forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the U.S. federal government. Further, the negative publicity that could arise from disagreements with our customers or sanctions as a result thereof could have an adverse effect on our reputation in the industry, reduce our ability to compete for new contracts and may also have a material adverse effect on our business, financial condition and operating results. See “—Our professional reputation and relationships with government agencies are critical to our business, and any harm to our reputation or relationships could decrease the amount of business that governments do with us, which could have a material adverse effect on our business, financial condition and results of operations.”

A delay in the completion of the U.S. federal government’s budget process, a decline in the U.S. federal government budget, changes in spending or budgetary priorities or delays in contract award may materially adversely affect our business, financial condition and results of operations.

To the extent the U.S. Congress is unable to approve the annual federal budget or raise the debt ceiling on a timely basis, and enacts a continuing resolution, funding for new projects may not be available and funding on contracts we are already performing may be delayed. If Congressional efforts to approve such funding fail, and Congress is unable to craft a long-term agreement on the U.S. federal government’s ability to incur indebtedness in excess of its current limits, the U.S. federal government may not be able to fulfill its current funding obligations and there could be significant disruption to all discretionary programs, which would have corresponding impacts on us and our industry. Any such delays would likely result in new business initiatives being delayed or canceled and a reduction in our backlog, and could have a material adverse effect on our revenue and operating results. The delay or cancellation of key programs or the delay of contract payments may have a material adverse effect on our revenue and operating results.

Additionally, levels of U.S. federal government defense spending are difficult to predict and subject to significant risk. Pressures on and uncertainty surrounding the U.S. federal government’s budget, and potential changes in budgetary priorities and defense spending levels, could adversely affect the funding for individual programs and delay purchasing or payment decisions by our customers. Current U.S. federal government spending levels for defense-related or other programs may not be sustained, and future spending and program authorizations may not increase or may decrease or shift to programs in areas where we do not provide services or are less likely to be awarded contracts. Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. presidential administration and Congress and what challenges budget reductions will present for us and our industry generally. The U.S. federal government also conducts periodic reviews of U.S. defense strategies and priorities, which may shift defense or other budgetary priorities, reduce overall U.S. federal government spending or delay contract or task order awards for defense-related or other programs from which we would otherwise expect to derive a significant portion of our future revenues. significant decline in overall U.S. federal government spending, including in the areas of national security, intelligence and homeland security, a significant shift in its spending priorities, the substantial reduction or elimination of particular defense-related programs or significant delays in contract or task order awards for large programs could adversely affect our business, financial condition and operating results.

A significant portion of our revenue is derived from task orders under IDIQ contract vehicles where we perform in either a prime or subcontractor position.

IDIQ contracts are often used by customers, including the U.S. federal government, to obtain commitments from contractors to provide certain services or solutions on pre-established terms and conditions. These contracts often contain multi-year terms and unfunded ceiling amounts, which allow but do not commit the U.S. federal government to purchase products and services from contractors. Our ability to generate revenue under these types of contracts depends on our ability to be awarded task orders to purchase the specific services or solutions needed. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the preselected contractors. Multiple contractors must often compete under multiple award IDIQ contracts for task orders to provide particular services, and contractors earn revenue only to the extent that they successfully compete for these task orders. While such task orders are not included in our backlog until they are awarded, a failure to be awarded task orders or to win new task orders to replace lost or expiring task orders under such contracts would have a material adverse effect on our business, financial condition and results of operations.

In addition, our ability to maintain our existing business and win new business depends on our ability to maintain our prime and subcontractor positions on these contracts. The loss, without replacement, of certain of these contract vehicles could have a material adverse effect on our ability to win new business.

A reduction in the amount of available governmental funding could materially affect our results of operations.

Historically, we have benefited from both domestic and international government programs that provide funding for our services, and we expect to continue to benefit from such spending initiatives. While spending and stimulus bills may provide funding in many of the markets in which we operate, we may not be able to obtain the expected benefits from these bills or similar bills in the future. In addition, the timing of funding awards under these bills is uncertain. A reduction in the amount of governmental funding available could materially affect our results of operations.

Our professional reputation and relationships with government agencies are critical to our business, and any harm to our reputation or relationships could decrease the amount of business that governments do with us, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is earned directly or indirectly from various government agencies. For example, in fiscal year 2023, approximately 90% of Combined Co’s pro forma revenue was earned directly or indirectly from agencies of the U.S. federal government. The federal government has also in the past accounted, and may in the future account for a significant portion of the revenue and/or backlog for us, our subsidiaries or companies in which we have made strategic investments, in any one year or over a period of several consecutive years. If our reputation or relationships with these agencies were harmed, our future revenue and growth prospects would be materially and adversely affected. Our reputation and relationship with these government agencies is a key factor in maintaining and growing revenue under our government contracts. Negative press reports regarding poor contract performance, employee misconduct, information security breaches, engagements in or perceived connections to politically or socially sensitive activities, or other aspects of our business, or regarding government contractors generally, could harm our reputation. In addition, to the extent our performance under a contract does not meet a government agency’s expectations, the customer might seek to terminate the contract prior to its scheduled expiration date, provide a negative assessment of our performance to government-maintained contractor past-performance data repositories, fail to award us additional business under existing contracts or otherwise, and direct future business to our competitors. If our reputation or relationships with these agencies is negatively affected, or if we are suspended or debarred from contracting with government agencies for any reason, such actions would decrease the amount of business that the government agency does with us. If we, or any of our subsidiaries or companies in which we have made strategic investments, lose, or experience a significant reduction in business from the government, this could have a material adverse impact on our business, financial condition, and results of operations.

We engage in a highly competitive business. If we are unable to compete effectively, we could lose market share and our business and results of operations could be negatively impacted.

We face intense competition to provide engineering and technology solutions to customers. The markets we serve are highly competitive, and we compete against a large number of regional, national and multinational companies, many of whom may have greater financial resources, name recognition and a larger pool of technical staff. The extent and type of our competition varies by industry, geographic area and project type.

Our projects are frequently awarded through a competitive procurement process, which involves risks and substantial costs, including the cost and managerial time to prepare bids and proposals for contracts that we may not be awarded or may be split among competitors, the risk of inaccurately estimating the resources required to fulfil a contract we are awarded, the difficulty of execution, cost overruns and loss of committed costs, and any opportunity cost of not bidding and winning other contracts we might have otherwise pursued. With respect to U.S. federal government customers, the procurement process may change. See “—The U.S. federal government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.”

Furthermore, even after being awarded a contract, we may encounter significant delay, expense, contract modifications or even contract loss as a result of bid protests from unsuccessful bidders. It can take many months for the relevant U.S. federal government agency to resolve protests by one or more of our competitors of contract awards we receive. Bid protests may result in significant expense to us, contract modification, or loss of an awarded contract as a result of the award being overturned. Even where a bid protest does not result in a renewed competition, the resolution typically extends the time until the contract activity can begin.

We are constantly competing for project awards based on pricing, schedule and the breadth and technical sophistication of our services. Some of our competitors have made or could make acquisitions of businesses or establish agreements among themselves or third parties, which could allow them to offer more competitive and comprehensive solutions. As a result, our competitors may be able to accelerate the adoption of new technologies that better address customer needs, expand their offerings more quickly than we do, limit our access to certain suppliers or devote more significant resources than us. Competition can place downward pressure on our contract prices and profit margins, which increases the risk that, among other things, we may not realize profit margins at the same rates as we have seen in the past or may become responsible for costs or other liabilities we have not accepted in the past. If we are unable to compete effectively, we may experience a loss of market share or reduced profitability or both, which could have a material adverse impact on our business, financial condition and results of operations.

A preference for minority-owned, small, or small disadvantaged businesses could impact our ability to be a prime contractor on certain governmental procurements.

As a result of the Small Business Administration set-aside program and similar programs, the U.S. federal government may decide to restrict certain procurements only to bidders that meet certain qualifications, such as minority-owned, small or small disadvantaged businesses. As a result, we would not be eligible to perform as a prime contractor on those programs and in general would be restricted to no more than 49% of the work as a subcontractor on those programs. An increase in the amount of procurements under set-aside programs may impact our ability to bid on new procurements as a prime contractor or restrict our ability to recompete on incumbent work that is placed in the set-aside programs. In addition, even if we are qualified to work on a U.S. federal government contract, we may not be awarded the contract because of existing government policies designed to assist small businesses and other designated classifications of businesses.

Our results of operations depend on the award of new contracts and the timing of the award of these contracts.

Our revenues depend on new contract awards. Delays in the timing of the awards or cancellations of such projects as a result of economic conditions, material and equipment pricing and availability or other factors could impact our long-term projected results. It is particularly difficult to predict whether or when we will receive contracts for large-scale projects as these contracts frequently involve a lengthy and complex procurement and selection process, which is affected by a number of factors, such as market conditions or environmental and other governmental approvals. Since a significant portion of our revenues is generated from such projects, our results of operations and cash flows can fluctuate significantly from quarter to quarter depending on the timing of our contract awards and the commencement or progress of work under awarded contracts.

The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than necessary under existing contracts in anticipation of future workforce needs for expected contract awards. When an expected contract award is delayed or not received, we incur additional costs resulting from reductions in staff or redundancy of facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for our services is impacted by economic downturns, reductions in government or private spending and times of political uncertainty.

We provide full spectrum engineering and technology solutions to customers operating in a number of sectors and industries, including programs for various national governments, including the United States, United Kingdom and Australia; aerospace; automotive; pharmaceuticals and biotechnology; infrastructure; environmental; nuclear decommissioning; and other general industrial and consumer businesses and sectors. These sectors and industries and the resulting demand for our services have been, and we expect will continue to be, subject to significant fluctuations due to a variety of factors beyond our control, including economic conditions and changes in customer spending, particularly during periods of economic or political uncertainty. Consequently, our results have varied, and may continue to vary, depending upon the demand for future projects in the markets and the locations in which we operate.

Uncertain global economic, socioeconomic and political conditions may negatively impact our customers’ ability and willingness to fund their projects, including their ability to raise capital and pay, or timely pay, our invoices. These factors may also cause our customers to reduce their capital expenditures, alter the mix of services purchased, seek more favorable pricing and other contract terms and otherwise slow their spending on our services. For example, in the public sector, declines in tax revenues as well as other economic declines may result in lower government spending. In addition, under such conditions, many of our competitors may be more inclined to take greater or unusual risks or accept terms and conditions in contracts that we might not deem acceptable. These conditions may reduce the demand for our services, which may have a material adverse impact on our business, financial condition and results of operations.

Additionally, uncertain economic, socioeconomic and political conditions may make it difficult for our customers, our vendors, and us to accurately forecast and plan future business activities. We cannot predict the outcome of changing trade policies or other unanticipated socioeconomic or political conditions, nor can we predict the timing, strength or duration of any economic recovery or downturn worldwide or in our customers’ markets. Weak economic conditions could have a material adverse impact on our business, financial condition and results of operations. Furthermore, if a significant portion of our projects are concentrated in a specific geographic area or industry, our business may be disproportionately affected by regional conflicts, negative trends or economic downturns in those specific geographic areas or industries.

Continuing inflation, rising or continued high interest rates, and/or costs could reduce the demand for our services as well as decrease our profit on our existing contracts, in particular with respect to our fixed-price contracts.

Rising inflation, interest rates, and/or costs could reduce the demand for our services. In addition, we bear all of the risk of high inflation with respect to those contracts that are fixed-price. Because a significant portion of our revenues are earned from cost-reimbursable type contracts (approximately 65% of Combined Co’s pro forma revenue for fiscal year 2023), the effects of inflation on our financial condition and results of operations over the past few years have been generally minor. Additionally, we are typically able to price fixed-price and time-and-materials (“T&M”) contracts in a manner that accommodates inflation and cost increases over the period of performance. However, if we continue to experience inflationary pressures, inflation may have a larger impact on our results of operations in the future, particularly if we expand our business into markets and geographic areas where fixed-price work is more prevalent. Therefore, continued inflation, rising or continued high interest rates and/or construction costs could have a material adverse impact on our business, financial condition and results of operations.

Many of our work sites are workplaces with inherent safety and environmental risks. The occurrence of an accident or safety incident involving employees, contractors or others can result in injuries, disabilities or even loss of life, which could expose us to significant financial losses and reputational harm, as well as civil and criminal liabilities.

At work sites, our employees, contractors and others may be in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes and hazardous and highly regulated materials, such as nuclear and radioactive materials, in a challenging environment and often in geographically remote locations. We are responsible for safety on some of those project sites, and, accordingly, we have an obligation to comply with applicable laws, including to implement effective safety policies and procedures and to provide appropriate personal protective equipment. The failure by us or others working at such sites to comply with such laws, to implement effective safety procedures, to provide necessary equipment, to protect other contractors at work sites we manage or to conduct work in a safe manner, may result in injury, disability or loss of life, which may result in investigations, claims or litigation or result in delays in the completion or commencement of our projects. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers and raise our operating and insurance costs. In addition, releases of hazardous materials or nuclear wastes, or fires, explosions or other incidents, may result in environmental damages, or public safety concerns, and the related costs and liabilities could have a material adverse effect on our business or results of operations.

Our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts, and our contracts may provide for automatic termination or forfeiture of some or all of our contract fees or profit in the event we fail to meet certain measures.

For all of the foregoing reasons, if we fail to maintain adequate safety standards, we could suffer harm to our reputation, reduced profitability or the loss of projects or customers, which could have a material adverse impact on our business, financial condition and results of operations.

Our failure to meet performance requirements or contractual schedules could adversely affect our business, financial condition and results of operations.

Many of our contracts require us to satisfy specific progress or performance milestones in order to receive payment from the customer. As a result, we often incur significant costs for engineering, materials, components, equipment, labor or subcontractors prior to receipt of payment from a customer, which may impact our liquidity. In some circumstances, we may incur penalties if we do not achieve completion by a scheduled date. In some cases, the occurrence of delays may be due to factors outside of our control, such as due to supply chain shortages.

The contracts in our backlog may be adjusted, canceled or suspended by our customers and, therefore, our backlog is not necessarily indicative of our future revenues or earnings.

Backlog represents estimates of the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. As of June 28, 2024 and September 29, 2023, backlog for Amentum totaled approximately $27 billion for both periods, backlog for the SpinCo Business totaled approximately $19 billion and $21 billion, respectively, and backlog for Combined Co on a combined basis totaled approximately $46 billion and $47 billion, respectively. We cannot assure you that backlog will actually be realized as revenues in the amounts reported or, if realized, will result in profits. In accordance with industry practice, substantially all of our contracts, including our U.S. federal government work, are subject to cancellation, termination, or suspension at the discretion of the customer, and may be subject to changes in the scope of services to be provided, as well as adjustments to the costs relating to the contracts or other contingencies such as congressional appropriations. The maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. For example, many government contracts are made with multiple providers, meaning that the government could turn to other companies to fulfill the contract. Action by the government to obtain support from other contractors or failure by the government to order the quantity of work anticipated could reduce revenues realized under a particular contract. Our unfunded backlog contains management’s estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. In the event of a contract cancellation, we would generally have no contractual right to the revenue reflected in our backlog. Contracts can remain in backlog for extended periods of time because of the nature of the project and the timing of the particular services required by the contract. The risk of contracts in backlog being canceled or suspended generally increases during periods of widespread economic slowdowns or in response to changes in commodity prices.

In some markets, there is a continuing trend toward cost-reimbursable contracts with incentive-fee arrangements. Typically, our incentive fees are based on such things as achievement of target completion dates or target costs, overall safety performance, overall customer satisfaction and other performance criteria. If we fail to meet such targets or achieve the expected performance standards, we may receive a lower, or even zero, incentive fee, resulting in lower gross margins. Accordingly, we cannot assure you that the contracts in backlog, assuming they produce the revenues currently expected, will generate gross margins at the rates we have realized in the past.

The provision of our services may expose us to significant monetary damages or even criminal violations in the event of liabilities resulting from our activities, including noncompliance with regulatory requirements, and our insurance policies may not provide adequate coverage. The outcome of pending and future claims and litigation could have a material adverse impact on our business, financial condition, and results of operations and damage our reputation.

We provide services that are subject to professional standards and qualifications, including providing services that are based on our professional engineering expertise, as well as our other professional credentials. These services must comply with various professional standards, duties and obligations regulating the performance of such services. Our business, for example, may involve professional judgments regarding the planning, design, development, construction, operations and management of government and industrial facilities. While we do not generally accept liability for consequential damages in our contracts, and although we have adopted a range of insurance, risk management and risk avoidance programs designed to reduce potential liabilities, we may be deemed to be responsible for these professional judgments, recommendations or opinions if they are later determined to be inaccurate, or if a catastrophic event or other failure occurs at one of our work sites. Any unfavorable legal ruling against us could result in substantial monetary damages, disqualification to perform services in the future, or even criminal violations.

Such events could result in significant professional liability and warranty or other claims against us that could be highly publicized and have reputational harm, especially if public safety is impacted. We could also be liable to third parties, including through class actions, even if we are not contractually bound to those third parties. These liabilities could exceed our insurance limits or the fees we generate, may not be covered by insurance at all due to various exclusions in our coverage and could impact our ability to obtain insurance in the future. Further, even where coverage applies, the policies have limits and deductibles or retentions, which could result in our assumption of exposure for certain amounts with respect to any claim filed against us. In addition, indemnification from customers or subcontractors may not be available. An uninsured claim, either in part or in whole, as well as any claim covered by insurance but subject to a policy limit, high deductible and/or retention, if successful and of a material magnitude, could have a material adverse impact on our business, financial condition and results of operations.

We are a party to claims and litigation in the normal course of business, including litigation inherited through acquisitions. Our business operations can result in substantial injury or damage to employees or others, and expose us to substantial claims and litigation and investigations relating to, among other things, personal injury, loss of life, business interruption, property damage, or pollution and environmental damage. We can also be exposed to claims if we agreed that our work will achieve certain performance standards or satisfy certain technical requirements and those standards or requirements are not met. In many of our contracts with customers, subcontractors and vendors, we agree to retain or assume potential liabilities for damages, penalties, losses and other exposures relating to projects that could result in claims that greatly exceed the anticipated profits relating to those contracts. In addition, while customers and subcontractors may agree to indemnify us against certain liabilities, such third parties may refuse or be unable to pay us.

With a Combined Co workforce of more than 53,000 people globally, we are also party to labor and employment claims in the normal course of business. Certain of these claims relate to allegations of harassment and discrimination, pay equity, denial of benefits, wage and hour violations, whistleblower protections, concerted protected activity, and other employment protections, and may be pursued on an individual or class action basis depending on applicable laws and regulations. Some of such claims may be insurable, while other such claims may not.

In addition, claims received from subcontractors or made by us for change orders can be the subject of lengthy negotiations, arbitration or litigation proceedings, which could result in the investment of significant amounts of working capital pending the resolution of the relevant change orders and claims. A failure to promptly recover on these types of claims could have a material adverse impact on our liquidity and financial results. Additionally, irrespective of how well we document the nature of our claims and change orders, the cost to prosecute and defend claims and change orders can be significant.

Litigation and regulatory proceedings are subject to inherent uncertainties and unfavorable rulings can and do occur. Pending or future claims against us could result in professional liability, product liability, criminal liability, warranty obligations, default under our indebtedness from time to time outstanding and other liabilities which, to the extent we are not insured against a loss or our insurer fails to provide coverage, could have a material adverse impact on our business, financial condition, and results of operations and damage our reputation.

We are dependent on third parties to complete many of our contracts.

Third-party subcontractors we hire perform a significant amount of the work performed under our contracts. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment and materials used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project will be impaired. If we are not able to locate qualified third-party subcontractors or the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a fixed-price contract, we may suffer losses on these contracts. If a subcontractor, supplier, or manufacturer fails to provide services, supplies, parts or equipment as required under a contract for any reason, or fails to provide such services, supplies, parts or equipment in accordance with applicable quality standards as required by the contract or regulation, we will be required to source these services, equipment, parts or supplies from other third parties on a delayed basis or on less favorable terms, which could impact contract profitability and/or could result in claims against us for damages. We are subject to disputes with our subcontractors from time to time relating to, among other things, the quality and timeliness of work performed, customer concerns about the subcontractor, or our failure to extend existing task orders or issue new task orders under a contract. In addition, faulty workmanship, equipment or materials would likely impact the overall project, which could result in claims against us for failure to meet required project specifications.

In an uncertain or downturn economic environment, third parties may find it difficult to obtain sufficient financing to help fund their operations. The inability to obtain financing could adversely affect a third-party’s ability to provide materials, equipment or services which could have a material adverse impact on our business, financial condition, and results of operations. In addition, a failure by a third-party subcontractor, supplier or manufacturer to comply with applicable laws, regulations or customer requirements could negatively impact our business and, for government customers, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition, and results of operations.

Employee, agent or partner misconduct, or our overall failure to comply with laws or regulations, could weaken our ability to win contracts, which could result in reduced revenues and profits.

We are subject to the risk of misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents or partners, which could have a significant negative impact on our business and reputation. Such misconduct includes the failure to comply with government procurement regulations, regulations regarding the protection of classified information, regulations prohibiting bribery and other corrupt practices, regulations regarding the pricing of labor and other costs in government contracts, regulations on lobbying or similar activities, regulations pertaining to the internal controls over financial reporting, regulations pertaining to export control, environmental laws, employee wages, pay and benefits, and any other applicable laws or regulations. For example, we routinely provide services that may be highly sensitive or that relate to critical national security matters; if a security breach were to occur, our ability to receive future government contracts could be severely limited. The precautions we take to prevent and detect these activities may not be effective and we could face unknown risks or losses. Our failure to comply with applicable laws or regulations, or acts of misconduct subjects us to the risk of fines and penalties, cancellation of contracts, loss of security clearance and suspension or debarment from contracting, any of which could damage our reputation, weaken our ability to win contracts and result in reduced revenues and profits and could have a material adverse impact on our business, financial condition and results of operations. See “Risks Related to Regulatory Compliance.”

Cybersecurity or privacy breaches, or systems and information technology interruption or failure could adversely impact our ability to operate or expose us to significant financial losses and reputational harm.

We are subject to certain risks related to interruptions, errors and delays in our information technology systems. In the event we are unable to maintain or improve the efficiency and efficacy of our systems, the operation of such systems could result in the material loss, corruption, or release of data. In addition, our computer and communication systems and operations could be damaged or interrupted by natural disasters, force majeure events, telecommunications failures, power loss, acts of war or terrorism, computer viruses, malicious code, physical or electronic security breaches, intentional or inadvertent user misuse or error or similar events or disruptions. Any of these or other events could have a material adverse impact on our business, financial condition, protection of personal data and intellectual property and results of operations, as well as those of our customers.

As a government contractor and a provider of information technology services operating in multiple regulated industries and geographies, we and our service providers, suppliers and subcontractors collect, store, transmit and otherwise process personal, confidential, proprietary and sensitive information, including classified information. As a result, our information technology systems, including those provided by third-party cloud providers or other infrastructure-as-a-service providers, which have grown over time, including through acquisitions, have, and will continue to experience threats, including unauthorized access, computer hackers, computer viruses, malicious code, ransomware, phishing, organized cyber-attacks and other security problems and system disruptions, including unauthorized access to and disclosure of our and our customers’ proprietary, classified or other protected information. Such threats have caused, and may also seek to cause in the future, payments due to or from us to be misdirected to fraudulent accounts, which may not be recoverable by us.

While we have security measures and technology in place designed to protect our and our customers’ proprietary, classified and other protected information, there can be no assurance that our efforts will prevent all threats to our computer systems. Recently, the U.S. federal government has raised concerns about a potential increase in cyber-attacks generally as a result of the military conflict between Russia and Ukraine and the related sanctions imposed by the United States and other countries. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Because the techniques used to obtain unauthorized access or sabotage systems change frequently, become more sophisticated and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As a result, we may be required to expend significant resources to protect against the threat of system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation, cause us to incur significant liability and have a material adverse effect on our business, financial condition and results of operations.

We continuously evaluate the need to upgrade and/or replace our systems and network infrastructure to protect our computing environment and information technology systems, to stay current on vendor supported products and to improve the efficiency of our systems and for other business reasons, including due to the rapid evolution and increased adoption of artificial intelligence and machine learning technologies and especially as we continue to operate under a hybrid working model under which employees can work and access our technology infrastructure remotely. The implementation of new systems and information technology could adversely impact our operations by imposing substantial capital expenditures, demands on management time and risks of delays or difficulties in transitioning to new systems. In addition, our systems implementations may not result in productivity improvements at the levels anticipated. Systems implementation disruption and any other information technology disruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our business.

In addition, laws and regulations governing data privacy and the unauthorized disclosure of personal data, including the European Union General Data Protection Regulation (“GDPR”), the United Kingdom Data Protection Act, the California Consumer Privacy Act, the California Privacy Rights Act, and other emerging U.S. state and global privacy laws pose increasingly complex compliance challenges and potentially elevate costs and may require changes to our business practices resulting from the variation of regulatory requirements and increased enforcement frequency. Failure to comply with these laws and regulations, including related regulatory enforcement and/or private litigation resulting from a potential privacy breach, could result in governmental investigations, significant fines and penalties, damages from private causes of action, or reputational harm. Additionally, we are subject to laws, rules, and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area. If we cannot rely on existing mechanisms for transferring personal data, we may be unable to transfer personal data of employees and customers in those regions, which could adversely affect our business, financial condition, and results of operations.

For additional information on the regulatory requirements governing data privacy and security, see “Risks Related to Regulatory Compliance—Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our business, financial condition and results of operations.”

We may not be able to protect our intellectual property or that of our customers.

Our technology and intellectual property provide us, in certain instances, with a competitive advantage. Although we seek to protect our intellectual property through registration, enforcement, licensing, contractual arrangements, security controls and similar mechanisms, we may not be able to successfully preserve our rights, and they could lapse, expire or be invalidated, narrowed in scope, circumvented, challenged or become obsolete. Trade secrets are generally difficult to protect. We implement technical and administrative measures to protect our confidential information and trade secrets, including by requiring our employees and contractors be subject to confidentiality and invention assignment obligations, but such measures may be inadequate to deter or prevent misappropriation of our confidential information or otherwise protect our intellectual property. In addition, the laws of some foreign countries in which we operate do not protect intellectual property rights to the same extent as the laws of the U.S. If we are unable to enforce, protect and maintain our intellectual property rights or if there are any successful intellectual property challenges or infringement proceedings against our intellectual property or us, our ability to differentiate our service offerings could be reduced. Litigation to enforce our intellectual property against third parties, to defend against third-party claims of intellectual property infringement, or to determine or challenge the scope, validity or enforceability of intellectual property rights, even if we ultimately prevail, could be costly and could divert our leadership’s attention away from other aspects of our business.

We also hold licenses to third-party technology or intellectual property which may be utilized in our business operations. If we are no longer able to license such technology or intellectual property on commercially reasonable terms or at all, our business and financial performance could be adversely affected.

We may use third-party open source software in our products. Some open source licenses, such as “copyleft” open source licenses, require end-users who distribute software and services that include open source software to also make available all or part of such software’s source code. If our activities were determined to be non-compliant with the terms of any applicable “copyleft” open source licenses, we may be required to publicly release all or part of our proprietary source code for limited or no cost and our business and financial performance could be adversely affected.

If our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers. Our competitors may independently attempt to develop or obtain access to technologies that are similar or superior to our technologies.

We will also need to continue to respond to and anticipate changes resulting from artificial intelligence and other similarly disruptive technologies. If we are not successful in preserving and protecting our intellectual property rights and licenses, including trade secrets, or in staying ahead of developing artificial intelligence technologies, our business, financial condition and results of operations could be materially adversely affected.

Our customers or other third parties may also provide us with their proprietary technology and intellectual property. There is a risk we may not sufficiently protect our or their information from improper use or dissemination and, as a result, could be subject to claims and litigation and resulting liabilities, loss of contracts or other consequences that could have a material adverse impact on our business, financial condition and results of operations.

Government authorities may obtain certain information related to, or rights in or to the intellectual property in, our products or services. This may allow government authorities to disclose such information or license such intellectual property to third parties, including our competitors, which could have a material adverse impact on our business, financial condition and results of operations.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation, or other violation of intellectual property rights, data protection, compliance with laws, damages caused by us to property or persons, or other liabilities relating to or arising from our products or services, our acts or omissions under such agreements, or other contractual obligations. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products or services, and adversely affect our business, financial conditions, and results of operations.

If we do not have adequate indemnification for our nuclear services, it could adversely affect our business, financial condition and results of operations.

The Price-Anderson Nuclear Industries Indemnity Act, commonly called the Price-Anderson Act (“PAA”), is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and DOE contractors. The PAA protections and indemnification apply to us as part of our services to the U.S. nuclear energy industry and DOE for new facilities, maintenance, modification, decontamination and decommissioning of nuclear energy, weapons and research facilities.

We offer similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws, such as the Nuclear Liability and Compensation Act of Canada and the Nuclear Installations Act of the United Kingdom, insurance and/or assets of the nuclear installation operators (some of which are backed by governments) as well as under appropriate enforceable contractual indemnifications and hold-harmless provisions. These protections and indemnifications, however, may not cover all of our liabilities that could arise in our performance of these services. To the extent the PAA or other protections and indemnifications do not apply to our services, the cost of losses associated with liability not covered by the available protections and indemnifications, or by virtue of our loss of business because of these added costs could have a material adverse impact on our business, financial condition and results of operations.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.

Our long-lived assets, including our lease right-of-use assets, equity investments and others, are subject to periodic testing for impairment. Failure to achieve sufficient levels of cash flow at the asset group level has resulted in, and could result in additional, impairment of our long-lived assets. Further changes in the business environment could lead to changes in the scope of operations of our business. These changes, including the closure of one or more offices, could result in restructuring and/or asset impairment charges.

Our benefit plan expenses and obligations may fluctuate depending on various factors, including inflation and changes in levels of interest rates.

Following the closing of the transactions, we will have various employee benefit plan obligations that require us to make contributions to satisfy, over time, our underfunded benefit obligations, which are generally determined by calculating the projected benefit obligations minus the fair value of plan assets. We may have to contribute additional cash to meet any underfunded benefit obligations. If we are required to contribute a significant amount of the deficit for underfunded benefit plans, our cash flows could be materially and adversely affected.

Additionally, we provide health care and other benefits to our employees. In recent years, costs for health care have increased more rapidly than general inflation in the U.S. economy. If this trend in health care costs continues, our cost to provide such benefits could increase, which could have a material adverse impact on our financial condition and results of operations.

We are also a participating employer in various Multi-Employer Pension Plans (“MEPPs”) associated with some of the work we perform on a union basis, which MEPPs are managed by third-party trusts and over which we have no control, including as to how the MEPPs are managed or financial investment decisions are made. If any of these MEPPs is underfunded, we could face the imposition of underfunded liability or withdrawal liability at a materially adverse level.

Our businesses could be materially and adversely affected by events outside of our control.

Extraordinary or force majeure events beyond our control, such as natural or human caused disasters and geopolitical conflicts, could negatively impact our ability to operate. As an example, from time to time we face unexpected severe weather conditions that may result in weather-related delays that are not always reimbursable under a fixed-price contract; evacuation of personnel and curtailment of services; increased labor and material costs in areas resulting from weather-related damage and subsequent increased demand for labor and materials for repairing and rebuilding; inability to deliver materials, equipment and personnel to work locations in accordance with contract schedules; and loss of productivity.

When making contract proposals, we rely heavily on our estimates of costs and timing to complete the associated projects, as well as assumptions regarding technical issues. However, we may remain obligated to perform our services after any natural or human caused event, unless a force majeure clause or other contractual provision provides us with relief from our contractual obligations. Our profitability may be adversely affected when we incur contract costs that we cannot bill to our customers. If we are not able to react quickly to such events, or if a high concentration of our projects is in a specific geographic region that suffers from a natural or human caused catastrophe, our operations may be significantly affected, which could have a material adverse impact on our operations. In addition, if we cannot complete our contracts on time, we may be subject to potential liability claims by our customers which may reduce our profits.

Our earnings and profitability may vary based on the mix of our contracts and may be adversely affected by our failure to accurately estimate and manage costs, time and resources.

We generate revenues under various types of contracts, which include cost-reimbursable, T&M and fixed-price contracts. Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract, the nature of services or solutions provided, as well as the achievement of performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined. Cost-reimbursable and T&M contracts generally have lower profitability than fixed-price contracts.

To varying degrees, each of our contract types involves some risk that we could underestimate the costs and resources necessary to fulfill the contract. Our profitability is adversely affected when we incur costs on cost-reimbursable and T&M contracts that we cannot bill to our customers. While fixed-price contracts allow us to benefit from cost savings, these contracts also increase our exposure to the risk of cost overruns. Revenues derived from fixed-price contracts represented approximately 21% of Combined Co’s revenue on a pro forma basis for fiscal year 2023. When making proposals on fixed-price contracts, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. Both fixed-price and many cost-reimbursable contracts require us to estimate the total cost of the work in advance of our performance. Fixed-price contracts are established in part on information in customer solicitations, which may be partial or incomplete; cost and scheduling estimates that are based on a number of assumptions, including those about future economic conditions, commodity and other materials pricing; and cost and availability of labor (including the cost of any related benefits or entitlements), equipment and materials and other exigencies. Our contracts that are fundamentally cost reimbursable in nature may also present a risk to the extent the final cost on a contract exceeds the amount the customer expected or budgeted. In each case, our failure to accurately estimate costs or the resources and technology needed to perform our contracts or to effectively manage and control our costs during the performance of work could result, and in some instances has resulted, in reduced profits or in losses. These risks are exacerbated for projects with long-term durations because there is an increased risk that the circumstances on which we based our original estimates will change in a manner that increases costs. More generally, any increased or unexpected costs or unanticipated delays in connection with the performance of our contracts, including costs and delays caused by contractual disputes or other factors outside of our control (such as performance failures of our subcontractors, rising inflation, natural disasters or other force majeure events) could make our contracts less profitable than expected or unprofitable.

A failure to attract, train, retain and utilize skilled employees and our senior management team would adversely affect our ability to execute our strategy and may disrupt our operations.

The success of our business is dependent upon our ability to hire, retain and utilize qualified personnel, including engineers, architects, designers, craft personnel and corporate leadership professionals who have the required experience and expertise at a reasonable cost. Competition for skilled personnel is intense, and competitors aggressively recruit key employees. In addition, many U.S. federal government programs require contractors to have security clearances and specialized training. Depending on the level of required clearance, security clearances can be difficult and time-consuming to obtain and personnel with security clearances are in great demand. Particularly in highly specialized areas, it has become more difficult to retain employees and meet all of our needs for employees in a timely manner, which may affect our growth in the current and future fiscal years. Although we intend to continue to devote significant resources to recruit, train and retain qualified employees, we may not be able to attract, effectively train and retain these employees. Any failure to do so could impair our ability to efficiently perform our contractual obligations, meet our customers’ needs in a timely manner and ultimately win new business, all of which could adversely affect our future results. In addition, salaries and related costs are a significant portion of the cost of providing our services and, accordingly, our ability to efficiently utilize our workforce impacts our profitability. If our employees are under-utilized, our profitability could suffer.

We believe that our success also depends on the continued employment of a highly qualified and experienced senior management team and that team’s ability to retain existing business and generate new business. The loss of key personnel in critical functions could lead to lack of business continuity or disruptions in our business until we are able to hire and train replacement personnel.

The expiration of our collective bargaining agreements could result in increased operating costs or work disruptions, which could potentially affect our results of operations.

Some of our employees are covered by collective bargaining agreements with unions. The length of these agreements varies. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition, and may, in the future, experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise, which may cause a significant disruption of operations. In addition, we may face increased operating costs as a result of higher wages or benefits paid to union members, which could adversely affect our business, financial condition and results of operations.

Our success depends, in part, on our ability to work with complex and rapidly changing technologies to meet the needs of our customers.

We design and develop technologically advanced and innovative products and services utilized by our customers in various environments. The needs of our customers change and evolve regularly, including in response to complex and rapidly evolving technologies. Our success depends upon our ability to identify emerging technological trends, develop technologically advanced, innovative and cost-effective products and services and market these products and services to our customers. Our success also depends on our continued access to suppliers of important technologies and components. Many of our contracts contain performance obligations that require innovative design capabilities, are technologically complex, or depend on factors not wholly within our control. Problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and intellectual property rights, labor, learning curve assumptions or materials and components could prevent us from achieving such contractual requirements. Failure to meet these obligations could adversely affect our business, financial condition and results of operations. In addition, our offerings cannot be tested and proven in all situations and are otherwise subject to unforeseen problems that could negatively affect revenue and profitability, such as problems with quality and workmanship, country of origin and delivery of subcontractor services. Among the factors that may affect revenue and profits could be unforeseen costs and expenses not covered by insurance or indemnification from the customer, diversion of management focus in responding to unforeseen problems, loss of follow-on work, and, in the case of certain contracts, repayment to the government customer of contract costs and fee payments we previously received.

We may use artificial intelligence, machine learning, data science and similar technologies in our business, and challenges with properly managing such technologies could result in reputational harm, competitive harm, and legal liability, and adversely affect our business, financial condition and results of operations.

Artificial intelligence, machine learning, data science and similar technologies (collectively, “AI”) may be enabled by, or integrated into, some of our solutions or may be used in the development of our solutions. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed or biased. Datasets used to train or develop AI systems may be insufficient, unlawfully obtained, of poor quality, or contain biased information. Such datasets may also contain personal data or other protected information or third-party content for which insufficient rights, including intellectual property rights, have been obtained. The use or integration of AI systems trained on such datasets, or of the outputs generated by such systems, may result in the infringement or other violation of third-party rights (including intellectual property or data privacy rights), and may otherwise result in liability, including legal liability, or adversely affect our business, reputation, brand, financial condition and results of operations. Inappropriate, biased, discriminatory, illegal or otherwise wrongful practices by data scientists, engineers, and end-users of our systems or elsewhere (including the integration or use of third-party AI tools) could impair the acceptance of AI solutions and could result in burdensome new regulations that may limit our ability to use existing or new AI technologies. If the recommendations, forecasts, analyses, or other content that AI applications produce or assist in producing are, or are alleged to be, deficient, inaccurate, unfair, discriminatory, biased, or otherwise wrongful or unlawful we could be subject to competitive harm, legal liability, and brand or reputational harm. In addition, we expect that there will continue to be new laws or regulations concerning the use of AI. It is possible that certain governments may seek to regulate, limit, or block the use of AI in our products and services or otherwise impose other restrictions that may affect or impair the usability or efficiency of our services for an extended period of time or indefinitely. Our competitors or other third parties may incorporate AI into their product development, product offerings, technology and infrastructure products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, financial condition and results of operations.

Increasing scrutiny and changing and conflicting expectations from governmental organizations, customers, and our employees with respect to our ESG and diversity and inclusion-related practices may impose additional costs on us or expose us to new or additional risks.

There is increased scrutiny from governmental organizations, customers, and employees on companies’ environmental, social, and governance (“ESG”) practices and disclosures, including with respect to inclusion and diversity. If our ESG practices, including our goals for inclusion and diversity, do not meet evolving rules and regulations or stakeholder expectations and standards (or if we are viewed negatively based on positions we do or do not take or work we do or do not perform or cannot publicly disclose for certain customers and industries), then our reputation, our ability to attract or retain leading experts, employees and other professionals and our ability to attract new business and customers could be negatively impacted, as could our attractiveness as an investment, service provider, employer, or business partner. Similarly, any failure or perceived failure in our efforts to execute our ESG strategy or our diversity and inclusion strategy and achieve our current or future related goals, targets, and objectives, or to satisfy various reporting standards within the timelines expected by stakeholders or at all, could also result in similar negative impacts. Organizations that provide information to investors on corporate governance and related matters have developed rating processes for evaluating companies on their approach to ESG matters, and unfavorable ratings of our ESG efforts may lead to negative investor sentiment, diversion of investment to other companies, and difficulty in hiring skilled employees. In addition, complying or failing to comply with existing or future federal, state, local, and foreign legislation and regulations applicable to our ESG efforts, which may conflict with one another, could cause us to incur additional compliance and operational costs or actions and suffer reputational harm, which could materially and adversely affect our business, financial condition and results of operations.

We maintain our cash at financial institutions, often in balances that exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions that we believe are of high quality. Cash held in depository accounts may at times exceed the $250,000 Federal Deposit Insurance Corporation insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. Any material loss that we may experience in the future could have a material adverse effect on our financial position and could materially impact our ability to pay our operational expenses or make other payments. Banking institution failures, or changes in legislation and regulation, may adversely impact other entities that would, in turn, impact us. If our customers, suppliers, insurers, joint venture partners, sureties, or other parties with whom we do business with are affected by issues in the banking industry it may have an adverse impact on our operational and financial performance.

Risks Related to International Operations

Our international operations are exposed to additional risks and uncertainties, including unfavorable political developments and weak foreign economies.

For fiscal year 2023, approximately 9% of Combined Co’s pro forma revenue was earned from customers outside the U.S. Our business is dependent on the continued success of our international operations, and we expect our international operations to continue to account for a significant portion of our revenue. Our international operations are subject to a variety of risks, including:

•	recessions and other economic crises in other regions, such as Europe, Asia or other specific foreign economies and the impact on our costs of doing business in those countries;

•	difficulties in staffing and managing foreign personnel and operations, including challenges related to logistics, communications and professional licensure of our international workforce;

•	unexpected changes in foreign government policies and regulatory requirements;

•	potential non-compliance with a wide variety of laws and regulations, including anti-corruption, export control and anti-boycott laws and similar non-U.S. laws and regulations;

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potential non-compliance with regulations and evolving industry standards regarding consumer protection and data use and security, including the GDPR approved by the European Union and the Data Protection Act approved by the United Kingdom;

•	lack of developed legal systems to enforce contractual or intellectual property rights;

•	expropriation and nationalization of our assets in a foreign country;

•	renegotiation or nullification of our existing contracts;

•	the adoption of new, and the expansion of existing, trade or other restrictions;

•	embargoes, duties, tariffs or other trade restrictions, including sanctions;

•	geopolitical developments that impact our or our customers’ ability to operate in a foreign country;

•	changes in labor conditions;

•	acts of war, aggression between nations, civil unrest, force majeure, and terrorism;

•	the ability to finance efficiently our foreign operations;

•	social, political, and economic instability;

•	changes to tax policy;

•	currency exchange rate fluctuations;

•	limitations on the ability to repatriate foreign earnings; and

•	U.S. federal government policy changes in relation to the foreign countries in which we operate.

The lack of a well-developed legal system in some of these countries may make it difficult to enforce our contractual rights. In addition, military action, geopolitical shifts or continued unrest, particularly in the Middle East, could disrupt our operations in the region and elsewhere and may also impact the supply or pricing of oil, increase our security costs and cost of compliance with local laws, and present risks to our reputation. Additionally, recent events, including changes in U.S. trade policies and responsive changes in policy by foreign jurisdictions and similar geopolitical developments, the U.K.’s exit from the E.U., commonly referred to as “Brexit,” and uncertainty in the E.U., Asia and elsewhere, have increased levels of political and economic unpredictability globally, and may increase the volatility of global financial markets and the global and regional economies.

To the extent our international operations are affected by unexpected or adverse economic, political and other conditions, our business, financial condition and results of operations may be adversely affected.

Changes in domestic and foreign governmental laws, regulations and policies, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect our business, profitability and reputation.

Our domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment requirements, export/import laws, tax policies and other similar legal requirements). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and non-monetary penalties, as well as damage to our reputation. In addition, our costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, may exceed our estimates. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect our business, results of operations and reputation.

We are subject to taxation in a number of jurisdictions. Accordingly, our effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which we have significant operations could adversely impact our effective tax rate and impact our financial results.

Our tax returns are subject to audit and taxing authorities could challenge our operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, our business, results of operations and financial condition could be adversely affected. In addition, changes in tax laws could have an adverse effect on our customers, resulting in lower demand for our products and services.

We work in international locations where there are high security risks, which could result in harm to our employees or unanticipated costs.

Some of our services are performed in high-risk locations, where the country or location is subject to political, social or economic risks, or war, terrorism or civil unrest. In those locations where we have employees or operations, we may expend significant efforts and incur substantial security costs to maintain the security of our personnel. Despite these activities, in these locations, we cannot always guarantee the security of our personnel. Acts of terrorism, threats of armed conflicts and human rights violations in or around various areas in which we operate could limit or disrupt markets and our operations, including disruptions resulting from the evacuation of personnel or the cancellation of contracts, and in some instances, cause damage to our reputation. The loss of key employees or contractors, whether as a result of injury, death or attrition, may adversely impact our business operations.

Risks Related to Acquisitions, Investments, Joint Ventures and Divestitures

Our use of joint ventures, partnerships and strategic investments in entities exposes us to risks and uncertainties, many of which are outside of our control.

As is common in our industry, we perform certain contracts as a member of joint ventures, partnerships, and similar arrangements. This situation exposes us to a number of risks, including the risks that our partners may be unable to fulfill their obligations to us or our customers and that our reputation may be negatively affected due to the actions of our joint venture or other partner.

Further, we have limited ability to control the actions of our joint venture partners, including with respect to nonperformance, default, bankruptcy or legal or regulatory compliance. Our partners may be unable or unwilling to provide the required levels of financial support to the partnerships. If these circumstances occur, we may be liable for claims and losses attributable to the partner by operation of law or contract. These circumstances could also lead to disputes and litigation with our partners or customers, all of which could have a material adverse impact on our reputation, business, financial condition and results of operations.

We depend on the management effectiveness of our joint venture partners. Differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major issues, which could materially affect the business and operations of these ventures. In addition, in many of the countries in which we engage in joint ventures, it may be difficult to enforce our contractual rights under the applicable joint venture agreement. If we are not able to enforce our contractual rights, we may not be able to realize the benefits of the joint venture or we may be subject to additional liabilities.

We participate in joint ventures and similar arrangements in which we are not the controlling partner. In these cases, we have limited control over the actions of the joint venture. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling partner makes decisions that negatively impact the joint venture or internal control problems arise within the joint venture, it could have a material adverse impact on our business, financial condition and results of operations.

The failure by a joint venture partner to comply with applicable laws, regulations or customer requirements could negatively impact our business and, for government customers, could result in fines, penalties, suspension or even debarment being imposed on us, which could have a material adverse impact on our business, financial condition and results of operations.

An impairment charge on our goodwill or intangible assets could have a material adverse impact on our financial position and results of operations.

Because we have grown in part through acquisitions, goodwill and intangible assets represent a substantial portion of our assets. As of June 28, 2024, Combined Co, on a pro forma basis, had $5.9 billion of goodwill, representing 47.7% of our total assets of $12.4 billion. Under U.S. Generally Accepted Accounting Principles (“GAAP”), we are required to test goodwill carried in our Consolidated Balance Sheets for possible impairment on an annual basis, and whenever events occur, or circumstances change, that indicate impairments could exist and that the carrying value of such goodwill may not be recoverable, based upon a fair value approach. These impairment tests are based on several factors requiring judgment. We also assess the recoverability of the unamortized balance of our intangible assets when indications of impairment are present based on expected future probability and undiscounted expected cash flows and their contribution to our overall operations. We have chosen to perform our annual impairment reviews of goodwill at the beginning of the fiscal fourth quarter.

If our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. If the fair value of our reporting units is less than their carrying value, we could be required to record an impairment charge. For example, Amentum recorded non-cash impairment charges of approximately $186 million and $108 million in fiscal year 2023 and fiscal year 2022, respectively, while the SpinCo Business recorded cumulative impairment losses of $304 million within the C&I Business reporting unit in the periods prior to October 3, 2020. The amount of any combined company impairment could be significant and could have a material adverse impact on our financial position and results of operations for the period in which the charge is taken. For a further discussion of goodwill impairment testing, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business.”

Our business strategy relies in part on acquisitions and strategic investments to sustain our growth. These transactions present certain risks and uncertainties.

Our business strategy involves growth through, among other things, the acquisition of, and strategic investments in, other companies. These transactions, as well as transactions we may engage in in the future, present a number of risks, including:

•

assumption of liabilities of an acquired business, including liabilities that were unknown at the time the particular transaction was negotiated, such as if the target company failed to comply with U.S. federal, state, local and foreign laws and regulations and/or contractual requirements with government customers;

•	valuation methodologies may not accurately capture the value of the target company’s business;

•	failure to realize anticipated benefits, such as cost savings, synergies, business opportunities and growth opportunities within the anticipated time-frame or at all;

•	the loss of key customers or suppliers, including as a result of any actual or perceived conflicts of interest;

•	difficulties or delays in obtaining regulatory approvals, licenses and permits;

•	the effects of diverting leadership’s attention from day-to-day operations to matters involving the integration of target companies;

•	potentially substantial transaction costs associated with business combinations, strategic investments and/or divestitures;

•	potential impairment resulting from the overpayment for an acquisition or investment or post-closing deterioration in the target company’s business;

•	difficulties relating to assimilating the leadership, personnel, benefits, services, and systems of an acquired business and to assimilating marketing and other operational capabilities;

•

increased financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial and non-financial (e.g., climate change disclosure-related) reporting and internal controls; and

•

the potential for claims for damages by the sellers of any business if we enter into an acquisition agreement that we do not ultimately consummate, or if disputes arise post-closing relating to post-closing covenants or payment obligations.

While we may obtain indemnification rights from the sellers of acquired businesses and/or insurance that could mitigate certain of these risks, such rights may be difficult to enforce, the losses may exceed any dedicated escrow funds and the indemnitors may not have the ability to financially support the indemnity, or the insurance coverage may be unavailable or insufficient to cover all losses.

If our leadership is unable to successfully integrate acquired companies or implement our growth strategy with respect to acquisitions and/or strategic investments, our operating results could be harmed. Moreover, we cannot assure you that we will continue to successfully expand or that growth or expansion will result in profitability.

In addition, we cannot assure you that we will continue to locate suitable acquisition or investment targets or that we will be able to consummate any such transactions on terms and conditions acceptable to us. Existing cash balances and cash flows from operations, together with borrowing capacity under our credit facilities, may be insufficient to make acquisitions and/or strategic investments. Future acquisitions and/or strategic investments may require us to obtain additional equity or debt financing, which may not be available on attractive terms, or at all. Acquisitions and/or strategic investments may also bring us into businesses we have not previously conducted and expose us to additional business risks that are different than those we have traditionally experienced.

Risks Related to Regulatory Compliance

As a U.S. federal government contractor, we are subject to various procurement and other laws and regulations and could be adversely affected by a failure to comply with these laws and regulations or changes in such laws and regulations.

U.S. federal government contractors must comply with many significant procurement regulations and other specific legal requirements. These regulations and requirements, although customary in U.S. federal government contracting, increase our performance and compliance costs and are regularly evolving. We are subject to and expected to perform in compliance with a vast array of federal and state civil and criminal laws, including:

•	the Truthful Cost or Pricing Data requirements (commonly referred to as the Truth in Negotiations Act);

•	the Procurement Integrity Act;

•	the Anti-Kickback Act;

•	the Cost Accounting Standards;

•	the FAR and agency FAR supplements;

•	the International Traffic in Arms Regulations promulgated under the Arms Export Control Act;

•	the Close the Contractor Fraud Loophole Act;

•	the Foreign Corrupt Practices Act (“FCPA”);

•	the Service Contract Act;

•	the Davis-Bacon Act; and

•	federal and state employment laws and regulations (including equal opportunity and affirmative action requirements).

Additionally, we are subject to the False Claims Act (the “FCA”), which provides for substantial damages and penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the FCA may be brought by the government or by individuals (including employees or former employees) on behalf of the government (who may then share a portion of any recovery). If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our business, financial condition and results of operations could be materially and adversely affected. We are currently, and may, from time to time, be subject to government investigation or litigation brought by or on behalf of the government under the FCA. Because of the inherent uncertainties of litigation, we are unable to predict the outcome of these proceedings, though we believe that the resolution of these matters will not have a material effect on our results of operations. However, we may be subject to additional FCA litigation, which could include claims for treble damages, and these suits may remain under seal (and hence, be unknown to us) for some time while the U.S. federal government decides whether to intervene on behalf of the plaintiff.

Under our U.S. federal government contracts, we are required to report significant overpayments we receive from the U.S. federal government and other specified violations to the relevant agency inspector general. In addition, compliance with procurement laws and regulations, as well as performance under the terms of government contracts and subcontracts, is periodically reviewed by U.S. federal government agencies.

If we are found to have violated the law, or are found not to have acted responsibly as defined by the law, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. federal government, any of which could have an adverse effect on its financial position, results of operations and/or cash flows.

Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. We conduct business in certain identified growth areas, such as national security and national intelligence, that are highly regulated and may expose us to increased compliance risk. New laws, regulations, or procurement requirements, or changes to current laws and regulations and requirements (including, for example, regulations relating to allowability of compensation costs, counterfeit parts, specialty metals and conflict minerals), can increase our costs and risks and reduce our profitability. U.S. federal government contract violations could result in the imposition of civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. federal government. We could also suffer serious harm to our reputation. Any interruption or termination of our ability to bid on U.S. federal government contracts could materially and adversely affect our business, financial condition and results of operations.

Current and future environmental, health, and safety laws could require significant additional costs to achieve or maintain compliance and/or to address liabilities.

We are subject to environmental, health, and safety laws and regulations governing, among other things, discharges to air and water, the handling, storage and disposal of hazardous or nuclear wastes or substances, the remediation of contamination and the protection of human health and safety in each of the jurisdictions in which we operate. These laws and regulations and the risk of attendant litigation can cause significant delays to a project and add significantly to its cost. Violations of these regulations could subject us and our management to civil and criminal penalties and other liabilities, including claims for personal injury or property or environmental damages. Failure to comply with any environmental, health, or safety laws or regulations, whether actual or alleged, may expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could adversely affect our business, financial condition and results of operations.

Various U.S. federal, state, local and foreign environmental laws and regulations may impose liability for property or environmental damages, including natural resources damages, as well as the investigation and cleanup of hazardous or nuclear wastes or substances on property currently or previously owned by us, or by third parties, or otherwise arising out of our waste management and disposal or environmental remediation activities. These laws may impose responsibility and liability without regard to knowledge of or fault in connection with the presence of contaminants. Liabilities incurred under these laws may be retroactive, as well as joint and several. We have potential liabilities associated with our past waste management and other activities and with our current and prior ownership of various properties. The discovery of additional contaminants or the future imposition of new or unanticipated clean-up obligations at these or other sites could have a material adverse impact on our financial condition and results of operations.

Future changes to health, safety, and environmental laws and regulations could affect us in significant and currently unpredictable ways. Such changes could, for example, result in the relaxation or repeal of laws and regulations relating to the environment, which could decrease our compliance costs but also result in a decline in the demand for our environmental services and, in turn, could negatively impact our revenue. New environmental laws and regulations, remediation obligations, enforcement actions, as well as stricter standards or stricter interpretations of existing requirements, or the future discovery of contamination or claims for damages to persons, property, natural resources or the environment could result in material costs and liabilities that we currently do not anticipate. At this time, it is not possible for us to predict the extent to which any such changes, if enacted, would result in operational or business risks or opportunities for the company.

If we fail to comply with any governmental requirements, our business may be adversely affected.

We are subject to U.S. federal, state, local and foreign laws and regulations that affect our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. For example, our global operations require importing and exporting goods and technology across international borders which requires compliance with both export regulatory laws and International Trafficking in Arms Regulations (“ITAR”). Although we have policies and procedures to comply with U.S. and foreign international trade laws, the violation of such laws could subject Combined Co and its employees to civil or criminal penalties, including substantial monetary fines, or other adverse actions including denial of import or export privileges or debarment from participation in U.S. federal government contracts, and could damage our reputation and our ability to do business. Similarly, the companies we acquire may have issues with regulatory compliance and the integration of those companies may present challenges, which could risk violations of governmental requirements.

In addition, we and many of our customers operate in highly regulated environments, which requires us or our customers to obtain, and to comply with, federal, state and local government permits and approvals. These permits or approvals are subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with, or the loss or modification of, the conditions of permits or approvals subjects us to the risk of penalties or other liabilities, could have a material adverse impact on our business, financial condition and result of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and similar worldwide anti-bribery laws.

The FCPA, the U.K. Bribery Act 2010, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws, including the requirements to maintain accurate information and internal controls. We operate in many parts of the world that have experienced governmental corruption to some degree and in certain circumstances; strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance programs, there is no assurance that our internal control policies and procedures will protect us from acts committed by our employees or agents. The recent passage of the Foreign Extortion Prevention Act, which criminalizes a foreign government official’s solicitation of improper payments from U.S. companies or individuals in exchange for conferring an improper advantage, may have the effect of increasing enforcement of the FCPA or other applicable anti-corruption laws and could amplify exposure for U.S. companies. If we are found to be liable for FCPA or other violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from civil and criminal penalties or other sanctions, including contract cancellations or debarment and loss of reputation, any of which could have a material adverse impact on our business, financial condition and results of operations.

The U.S. federal government may adopt new contract rules and regulations or revise its procurement practices in a manner adverse to us at any time.

Our industry continues to experience significant changes to business practices as a result of an increased focus on affordability, efficiencies and recovery of costs, among other items. U.S. federal government agencies may face restrictions or pressure regarding the type and amount of services that they may obtain from private contractors. Legislation, regulations and initiatives dealing with procurement reform, mitigation of potential organizational conflicts of interest, deterrence of fraud, and stricter environmental compliance or sustainability requirements could have an adverse effect on us. Federal and state laws, regulations and mandates relating to climate change that require greenhouse gas (“GHG”) remissions reductions, carbon-free electricity, net-zero emissions from vehicles, buildings, procurement and operations or similar initiatives could diminish or weaken our ability to obtain new contracts or garner renewals. As a government services provider, we anticipate that requirements around supply chain management and specific procurement strategies to reduce contractor GHG emissions and GHG emissions associated with products used or acquired could impair us from effectively competing. Further, requirements around the disclosure of GHG emissions, particularly Scope 3 emissions, emission reduction targets, climate change related-risks and other climate change initiatives may lead us to expend substantial management resources and related costs for external support that could potentially have a negative impact on our business and our ability to secure certain contracts or contract renewals. New, rapidly shifting or revised government policies relating to such matters could have an equally adverse effect on us, as a government contractor. Moreover, shifts in the buying practices of U.S. federal government agencies (such as increased usage of fixed-price contracts, multiple award contracts and small business set-aside contracts) could have adverse effects on government contractors, including us. Any of these changes could impair our ability to obtain new contracts or contract renewals. Any new contracting requirements or procurement methods, including those related to climate change, could be costly or administratively difficult for us to implement and could adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the U.S., at the federal, state and local levels and abroad relating to data privacy and security. These laws and regulations are complex, constantly evolving, and may be subject to significant change in the future. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in new and rapidly evolving areas of technology, and may differ in material respects among jurisdictions, interpreted and applied inconsistently among jurisdictions or in a manner that is inconsistent with our current policies and practices, all of which can make compliance challenging and costly, and expose us to related risks and liabilities.

As a contractor supporting defense and national security customers, we are also subject to certain additional, specific regulatory compliance requirements relating to data privacy and security. Under the Defense Federal Acquisition Regulation Supplement and other federal regulations, we are required to implement the security and privacy controls in National Institute of Standards and Technology Special Publications on certain of our networks and information technology systems. To the extent that we do not comply with applicable security and control requirements, and there is unauthorized access to or disclosure of sensitive information (including personal information), this could potentially result in a contract termination or information security issues, which could materially and adversely affect our business and financial results and lead to reputational harm. We will also be subject to the DOD Cybersecurity Maturity Model Certification (“CMMC”) requirements, which will require contractors processing critical national security information on their information technology systems to receive specific third-party certifications relating to specified cybersecurity standards to be eligible for contract awards. In addition, our subcontractors, and in some cases our vendors, also may be required to adhere to the CMMC program requirements and, potentially, to achieve certification. Should our supply chain fail to meet compliance requirements or achieve certification, this may adversely affect our ability to receive awards or execute on relevant government programs. We are in the process of evaluating our readiness and preparing for the CMMC, but to the extent we are unable to achieve certification in advance of contract awards that specify the requirement in the future, we will be unable to bid on such contract awards or follow-on awards for existing work with the DOD, depending on the level of standard as required for each solicitation, which could adversely impact our business, financial condition and results of operations. In addition, any obligations that may be imposed on us under the CMMC may be different from or in addition to those otherwise required by applicable laws and regulations, which may cause additional expense for compliance.

The overarching complexity of data privacy and security laws and regulations around the world poses a compliance challenge that could manifest in costs, damages or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls, or the breach of applicable data privacy and security requirements by us, our employees, our business partners (including our service providers, suppliers or subcontractors) or our customers. We also expect that there will continue to be new proposed laws, regulations and industry standards concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws, regulations or standards, may have on our business. Any failure or perceived failure by us, our service providers, suppliers, subcontractors or other business partners to comply with applicable laws, regulations, our public privacy policies and other public statements about data privacy and security and other obligations in these areas could result in regulatory or government actions lawsuits against us (including civil claims, such as representative actions and other class action-type litigation), legal liability, monetary penalties, fines, sanctions, damages and other costs, orders to cease or change our processing of data, changes to our business practices, diversion of internal resources, and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations. We may also incur substantial expenses in implementing and maintaining compliance with such laws, regulations and other obligations.

Risks Related to Climate Change

Climate change-related weather issues could have a material adverse impact on our, or our customers’, equipment and infrastructure which could negatively impact our business, financial condition and results of operations.

Climate change-related events, such as increased frequency and severity of storms, floods, wildfires, droughts, hurricanes, freezing conditions, excessive heat and other natural disasters, may have a long-term impact on our business, financial condition and results of operations. For example, access to clean water and reliable energy in the locations where we conduct our services is critical to our operations. Flooding, high winds and fires could damage our equipment, or infrastructure at our customer sites, causing safety hazards and environmental damage. Accordingly, a natural disaster, such as a severe storm, flood or electrical blackout due to severe heat, has the potential to disrupt our and our customers’ businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of coverage, legal liability and reputational losses.

Further, the risks caused by climate change span across the full spectrum of the industry sectors we serve. The direct physical risks that climate change poses to infrastructure through chronic environmental changes, such as rising sea levels and temperatures, and acute events, such as hurricanes, droughts and wildfires, exist in each of these sectors. Infrastructure owners could face increased costs to maintain their assets, which could result in reduced profitability and fewer resources for our services and solutions. These types of physical risks could in turn lead to or be accompanied by transitional risks (i.e., societal changes in response to the threat of climate change), such as market and technology shifts, including decreased demand for our services and solutions, reputational risks, such as how our values and practices regarding a low carbon transition are viewed by external and internal stakeholders, as well as policy and legal risks, such as the extent to which low-carbon transitions are driven by the governments in the jurisdictions in which we operate around the globe, all of which could have a material adverse impact on our business, financial condition and results of operations.

We may be affected by market or regulatory responses to climate change.

Growing public concern about climate change has resulted in increased focus by local, state, regional, national and international regulatory bodies on GHG emissions and climate change issues, which impacts our operations globally. For example, the U.S. federal government has made addressing climate change and, in particular, reducing GHG emissions, a primary objective. New regulatory requirements, as well as related policy changes, could increase the costs of the contracts we conduct for our customers or, in some cases, prevent a program from going forward, thereby potentially reducing the demand for our services, which could in turn have a material adverse impact on our business, financial condition and results of operations. However, policy changes and climate legislation could also increase the overall demand for our services as our customers and partners work to decarbonizing their industries, transitioning from fossil fuels to renewable energy sources and developing integrated and sustainable solutions, which could have a positive impact on our business. We cannot predict when or whether any of these various proposals may be enacted or what the precise effects may be on us or on our customers.

We may also incur additional expenses as a result of U.S. and international regulators requiring additional public disclosures regarding GHG emissions, and/or broader environmental, social or governance-related performance indicators and other factors. The financial and management resources required to achieve and maintain compliance with such regulations may be significant, particularly given the fact that various countries and regions are implementing different, and in some cases conflicting, requirements.

We may be unable to achieve our climate commitments and targets.

Our climate commitments and related targets are subject to certain risks and uncertainties that are outside of our control, for example: our ability to execute our operational strategies and achieve our goals within the currently projected costs and the expected timeframes; the availability and cost of alternative fuels, global electrical charging infrastructure, off-site renewable energy and other materials and components; unforeseen design, operational and technological difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects and technologies on a commercially viable or competitive basis such as carbon sequestration and/or other related processes; compliance with, and changes or additions to, global and regional regulations, taxes, charges, mandates or requirements relating to GHG emissions, carbon costs or climate-related goals; labor-related regulations and requirements that restrict or prohibit our ability to impose requirements on third-party contractors; our ability to adapt products to customer preferences and customer acceptance of sustainable supply chain solutions; the actions of competitors and competitive pressures; and an acquisition of or merger with another company that has not adopted similar GHG reduction goals or whose progress toward reaching its GHG reduction goals is not as advanced as ours. If we fail to successfully execute our operational strategies and achieve our climate commitments and targets, or we are perceived to have failed in that execution or achievement, we may experience reduced customer demand for our services, or damage our reputation and our customer and other stakeholder relationships. Further, investors have recently increased their focus on environmental, social and governance matters, including practices related to GHGs and climate change. An increasing percentage of the investment community considers sustainability factors in making investment decisions, and an increasing number of entities are considering sustainability factors in awarding business. If we are unable to meet our climate commitments and targets and appropriately address sustainability enhancement, we may lose investors, customers, or partners, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively, all of which would have an adverse effect on our business, results of operations and financial condition.

Risks Related to Our Indebtedness and Credit Markets

Following the completion of the transactions, Combined Co will have a significant amount of indebtedness, which could adversely affect Combined Co’s financial condition or decrease its business flexibility.

Amentum has a significant amount of indebtedness, and Combined Co will incur additional indebtedness as a result of the transactions. As of June 28, 2024 and September 29, 2023 and as described in the section entitled “Description of Material Indebtedness,” Amentum had approximately $3.27 billion and $3.29 billion, respectively, of first lien term facilities outstanding under the existing Amentum first lien credit agreement and $735.0 and $885.0 million, respectively, of second lien term facilities outstanding under the existing Amentum second lien credit agreement, with no amounts borrowed under the revolving facility as of both dates (collectively, the “existing Amentum credit facilities”). As described in the section entitled “Description of Material Indebtedness,” in connection with the transactions, Amentum expects to refinance the existing Amentum credit facilities with the proceeds from the notes offering and the term loans under the new Amentum credit agreement. Also in connection with the transactions, SpinCo (or the SpinCo Borrower, if the Amentum refinancing transactions are not consummated) will incur $1.13 billion of indebtedness under a senior secured first lien term loan facility (the “SpinCo term facility”) prior to the closing of the transactions to (1) distribute the SpinCo cash payment to Jacobs and (2) pay fees and expenses related to the transactions on the closing date. In the event the Amentum refinancing transactions are completed, it is expected that (i) SpinCo, rather than the SpinCo Borrower, will be the borrower under the SpinCo term facility, (ii) the new Amentum credit agreement will supersede and replace in its entirety the new SpinCo credit agreement and (iii) upon the consummation of the transactions, the SpinCo term facility obtained under the new SpinCo credit agreement will cease to be outstanding under and governed by the new Spinco credit agreement and instead would constitute part of the term facility under the new Amentum credit agreement.

Upon completion of the transactions, Combined Co expects to support the Amentum credit facilities (including the SpinCo term facility), the Amentum notes and other indebtedness outstanding from time to time. Combined Co’s level of indebtedness could have important consequences, including, but not limited to:

•	reducing Combined Co’s flexibility to respond to changing business and economic conditions, and increasing Combined Co’s vulnerability to general adverse economic and industry conditions;

•

requiring Combined Co to dedicate a substantial portion of its cash flows from operations to make debt service payments, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividends, share repurchases, acquisitions and investments and other general corporate purposes;

•	limiting Combined Co’s flexibility in planning for, or reacting to, challenges and opportunities, and changes in Combined Co’s businesses and the markets in which Combined Co operates;

•	limiting Combined Co’s ability to obtain additional financing to fund its working capital, capital expenditures, dividends, acquisitions and debt service requirements and other financing needs;

•	increasing Combined Co’s vulnerability to increases in interest rates in general because a substantial portion of Combined Co’s indebtedness is expected to bear interest at floating rates; and

•	placing Combined Co at a competitive disadvantage to its competitors that have less debt.

Combined Co’s ability to service its indebtedness will depend on its future operating performance and financial results, which will be subject, in part, to factors beyond its control, including interest rates and general economic, financial and business conditions. If Combined Co does not have sufficient cash flow to service its indebtedness, it may need to refinance all or part of its indebtedness, borrow more money or sell securities or assets, some or all of which may not be available to Combined Co at acceptable terms or at all. In addition, Combined Co may need to incur additional indebtedness in the future. Although the terms of Combined Co’s indebtedness are expected to allow Combined Co to incur additional indebtedness, this would be subject to certain limitations which may preclude Combined Co from incurring the amount of indebtedness it otherwise desires.

Restrictions will be imposed by Combined Co’s indebtedness outstanding from time to time (initially expected to be the Amentum credit facilities and the Amentum notes) that will limit the ability of Combined Co to operate its business and to finance its future operations or capital needs or to engage in other business activities.

The terms of the new Amentum credit agreement, the indenture that will govern the Amentum notes and our other indebtedness outstanding from time to time are expected to restrict (or if the new Amentum credit agreement is not entered into prior to closing, the terms of the existing Amentum credit agreements will restrict), Combined Co from engaging in specified types of transactions. For example, the restrictions under the new Amentum credit agreement and the indenture that will govern the Amentum notes are expected to include (or if the new Amentum credit agreement is not entered into prior to closing, the restrictions under the existing Amentum credit agreements and the SpinCo term facility will include), covenants limiting the ability of Combined Co and its restricted subsidiaries, among other things, to:

•	incur or guarantee additional indebtedness;

•	create or incur liens;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock, warrants or indebtedness, as applicable;

•	enter burdensome agreements restricting non-loan parties;

•	make investments, loans, advances and acquisitions;

•	sell assets, including capital stock of subsidiaries;

•	consolidate or merge;

•	engage in sale and lease-back transactions;

•	engage in transactions with Combined Co’s affiliates; and

•	amend Combined Co’s organizational documents, change its fiscal year or engage in different, material lines of business.

In addition, the revolving facility under the existing Amentum first lien credit agreement contains, and the revolving facility under the new Amentum credit agreement is expected to contain, a financial maintenance covenant. Combined Co’s ability to comply with any of the covenants described above may be affected by events beyond its control, and Combined Co may not be able to maintain compliance with them. A breach of this covenant or any of the covenants described above could result in an event of default.

If an event of default occurs under the Amentum credit facilities or the indenture that will govern the Amentum notes, the relevant lenders or noteholders could elect to declare all amounts outstanding under the relevant indebtedness to be immediately due and payable and/or exercise their rights under the related security documents. If the indebtedness under any of the Amentum credit facilities or the indenture were to be accelerated, Combined Co’s assets may not be sufficient to repay such indebtedness in full. Any acceleration of amounts due under the relevant credit facility or indenture, or the substantial exercise by the relevant lenders or noteholders of their respective rights under the respective security documents, would have a material adverse effect on SpinCo and Combined Co. In addition, an event of default under the Amentum credit facilities or the indenture may also be triggered by an event of default under other debt instruments.

The new Amentum credit agreement is expected to include (or if the new Amentum credit agreement is not entered into prior to closing, the existing Amentum credit facilities and the SpinCo term facility include), variable rates, which will subject Combined Co to interest rate risk and could cause Combined Co’s debt service obligations to increase and net income and cash flows to correspondingly decrease.

Borrowings under the new Amentum credit agreement are expected to be (or if the new Amentum credit agreement is not entered into prior to closing, borrowings under the existing Amentum credit facilities and the SpinCo term facility are expected to be) at variable rates of interest and expose Combined Co to interest rate risk. In the recent past, inflation and other factors have resulted in an increase in interest rates generally. If interest rates were to continue to increase, Combined Co’s debt service obligations on the variable rate indebtedness referred to above would increase even if the principal amount borrowed remained the same, and Combined Co’s net income and cash flows would correspondingly decrease.

In addition, the new Amentum credit agreement is expected to reference (or if the new Amentum credit agreement is not entered into prior to closing, the existing Amentum credit facilities and the SpinCo term facility reference), the Secured Overnight Financing Rate (“SOFR”) as the primary benchmark rate for Combined Co’s variable rate indebtedness. SOFR is a relatively new reference rate with a limited history, and changes in SOFR have, on occasion, been more volatile than changes in other benchmark or market rates. As a result, the amount of interest payable on Combined Co’s variable rate indebtedness is difficult to predict.

If the financial institutions that are part of the syndicate of Amentum’s revolving facility fail to extend credit under that facility, Combined Co’s liquidity and results of operations may be adversely affected.

Combined Co will have access to capital through the revolving facility under the existing Amentum first lien credit agreement or, if the Amentum refinancing transactions are completed, under the new Amentum credit agreement. Each financial institution that is part of the syndicate for the revolving facility is or will be responsible on a several, and not joint, basis for providing a portion of the loans to be made under the revolving facility. If any financial institution or group of financial institutions with a significant portion of the commitments in the revolving facility fails to satisfy its or their respective obligations to extend credit under the revolving facility and Combined Co is unable to find a replacement for such participant or participants on a timely basis (if at all), Combined Co’s liquidity and results of operations may be adversely affected.

Risks Related to the Transactions

The transactions may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the transactions is subject to certain conditions, as described in this information statement. For example, conditions to the distribution include: (1) the SEC declaring effective the registration statement of which this information statement forms a part, and there being no SEC stop order or related proceedings; (2) the completion of the separation step plan; (3) the SpinCo common stock increase; (4) SpinCo making the SpinCo cash payment; (5) the receipt of a solvency opinion; (6) receipt by Jacobs of the distribution tax opinions; (7) receipt by Jacobs of the IRS ruling (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing); (8) the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE (the “NYSE listing”); and (9) Amentum making certain irrevocable confirmations to Jacobs regarding satisfaction of Amentum’s obligations to effect the merger. Conditions to the merger include: (1) the expiration or termination of the HSR waiting period, which expired on February 16, 2024, and receipt of certain other regulatory approvals, each of which has been received prior to the date of this information statement; (2) the separation and distribution having taken place in accordance with the separation and distribution agreement; (3) the effectiveness of the registration statement in accordance with the Exchange Act; (4) there being no applicable law or injunction in effect; (5) the NYSE listing; (6) the parties performing and complying with their respective obligations under the merger agreement; (7) the accuracy of each party’s representations and warranties (subject to certain materiality or other qualifications); (8) the receipt of certain closing certificates; (9) the receipt of the merger tax opinions; (10) each party’s execution and delivery of the applicable transaction documents and compliance therewith; and (11) receipt of the IRS ruling (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing). See the sections entitled “The Transactions—Conditions to the Distribution” and “The Transactions—Conditions to the Merger.” We cannot assure you that any or all of these conditions will be met or that the transactions will be completed on the terms or timeline currently contemplated, or at all.

Jacobs and Amentum have expended, and will continue to expend, significant management time and resources and have incurred and will continue to incur significant expenses related to the transactions, including legal, advisory, printing and financial services fees related to the transactions. Many of these expenses must be paid regardless of whether the transactions are consummated. Even if the transactions are completed, any delay in the completion of the transactions could diminish the anticipated benefits of the transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the transactions. See the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Merger Agreement—Fees and Expenses Payable in Certain Circumstances.”

Even if the transactions are completed, SpinCo may not realize the anticipated financial and other benefits, including growth opportunities, expected from the transactions.

SpinCo expects that Combined Co will realize synergies, growth opportunities and other financial and operating benefits as a result of the transactions. The success of Combined Co in realizing these benefits, and the timing of their realization, depends, among other things, on the successful integration of Amentum and the SpinCo Business. Even if Combined Co is able to integrate Amentum and the SpinCo Business successfully, we cannot predict with certainty if or when these synergies, growth opportunities and other benefits will be realized, or the extent to which they will actually be achieved. For example, the benefits from the transactions may be offset by costs incurred in integrating Amentum and the SpinCo Business or in otherwise consummating the transactions. Realization of any synergies, growth opportunities or other benefits could be affected by the factors described in other risk factors and a number of factors beyond SpinCo’s control, including, without limitation, general economic conditions, increased operating costs and regulatory developments. Following the separation, any contractual arrangements between SpinCo and Jacobs may be on less favorable terms than the existing intercompany arrangements from which the SpinCo Business benefits, may not efficiently mitigate dis-synergies arising from the separation, and may be inadequate to provide for the ongoing operation and growth of SpinCo’s business, preserve continuity for customers, deliver key capabilities or otherwise provide for continued cooperation in relevant business areas. Following the transactions, each of Jacobs and SpinCo may also be more susceptible to market fluctuations and other adverse events than if they remained a combined company because the business of each entity will be less diversified than Jacobs’ business prior to the completion of the separation.

The integration of Amentum with the SpinCo Business following the transactions may present significant challenges, and the failure to successfully integrate could have a material adverse effect on Combined Co’s business, financial condition or results of operations.

There is a significant degree of difficulty inherent in the process of integrating Amentum and the SpinCo Business. These difficulties include:

•	the integration of Amentum and the SpinCo Business while carrying on the ongoing operations of all businesses;

•	managing a significantly larger company than before the consummation of the transactions;

•	integrating the business cultures of each of Amentum and the SpinCo Business, which could prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	the ability to ensure the effectiveness of internal control over financial reporting across Combined Co;

•	integrating certain information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems; and

•	the potential difficulty in retaining key officers and personnel of Amentum and the SpinCo Business.

The process of integrating operations could result in significant costs and cause an interruption of, or loss of momentum in, the activities of Amentum and the SpinCo Business. Members of Combined Co’s senior management following the transactions may be required to devote considerable amounts of time to this integration process, which could decrease the time they will have to manage Combined Co’s business, serve the existing business or operations of Amentum or the SpinCo Business, or develop new products or strategies. If Combined Co’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the existing business of Amentum or the SpinCo Business could be materially adversely affected.

We cannot assure you that Amentum and the SpinCo Business will be successfully integrated together. The failure to do so could have a material adverse effect on Combined Co’s business, financial condition or results of operations after the transactions.

If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, including as a result of actions taken in connection with the separation and distribution or the merger or as a result of subsequent acquisitions of shares of Jacobs or SpinCo, then Jacobs and/or Jacobs’ shareholders that received SpinCo common stock in the distribution could be required to pay substantial U.S. federal income taxes, and, in certain circumstances, SpinCo could be obligated to indemnify Jacobs for any tax liability imposed on Jacobs arising from SpinCo’s or Amentum Equityholder’s actions or inactions.

The consummation of the distribution is conditioned upon, among other things, the receipt by Jacobs of (1) the IRS ruling and (2) the distribution tax opinions from Wachtell Lipton and the Accounting Firm. Jacobs has received the IRS ruling, and although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the letter ruling request are or have been violated, then Jacobs will not be able to rely on the IRS ruling. In addition, the distribution tax opinions will be based on, among other things, the IRS ruling as to the matters addressed by such ruling, current law and certain representations made by Jacobs and SpinCo and certain assumptions. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by Wachtell Lipton and the Accounting Firm in the distribution tax opinions. The distribution tax opinions will represent Wachtell Lipton’s and the Accounting Firm’s respective judgment and will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions.

In general, if the distribution were determined not to qualify as a transaction described in Section 355 of the Code, for U.S. federal income tax purposes each U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives SpinCo common stock in the distribution would generally be treated as receiving a taxable distribution equal to the fair market value of the SpinCo common stock received by the U.S. holder, which would generally result in: (1) a taxable dividend to the U.S. holder to the extent of the U.S. holder’s pro rata share of Jacobs’ current and accumulated earnings and profits; (2) a reduction in the U.S. holder’s basis (but not below zero) in Jacobs common stock to the extent the amount received exceeds the U.S. holder’s share of Jacobs’ earnings and profits; and (3) a taxable gain from the exchange of Jacobs common stock to the extent the amount received exceeds the sum of the U.S. holder’s share of Jacobs’ earnings and profits and the U.S. holder’s basis in its Jacobs common stock. Further, if Jacobs undertook a clean-up distribution, each U.S. holder who receives SpinCo common stock in the clean-up distribution would generally be treated as receiving a taxable distribution equal to the fair market value of the SpinCo common stock received by the U.S. holder in the clean-up distribution.

In addition, if the contribution and certain related transactions in the internal reorganization were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code for U.S. federal income tax purposes, or if the distribution were determined not to qualify as a transaction described in Section 355 of the Code for U.S. federal income tax purposes, Jacobs generally would recognize taxable gain with respect to the transfer of SpinCo common stock in the distribution and in any clean-up distribution (or in prior steps of the internal reorganization), which could result in significant tax to Jacobs.

Even if the contribution and certain related transactions in the internal reorganization, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, and the distribution otherwise qualifies as a transaction described in Section 355 of the Code, the distribution (or prior steps of the internal reorganization) would nonetheless be taxable to Jacobs (but not to U.S. holders of Jacobs common stock) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Jacobs or SpinCo, directly or indirectly, as part of a plan or series of related transactions that includes the distribution. For purposes of Section 355(e) of the Code, any acquisitions of Jacobs or SpinCo stock, directly or indirectly, within the period beginning two years before the distribution and ending two years after the distribution are generally presumed to be part of such a plan, although Jacobs may, depending on the facts and circumstances, be able to rebut that presumption. Further, for purposes of this test, the merger will be treated as part of a plan that includes the distribution, but it is expected that the merger, standing alone, will not cause the distribution to be taxable to Jacobs under Section 355(e) of the Code because Jacobs’ shareholders will own at least 50.1% of the common stock of SpinCo following the merger. However, if the IRS were to determine that other acquisitions of Jacobs stock, either before or after the distribution, or SpinCo stock, after the merger, were part of a plan or series of related transactions that included the distribution, such determination could result in the recognition of a significant amount of taxable gain by Jacobs (but not by Jacobs’ shareholders) for U.S. federal income tax purposes under Section 355(e) of the Code. See the section entitled “Material U.S. Federal Income Tax Consequences—Treatment of the Separation and Distribution.”

Under the tax matters agreement, SpinCo may be obligated, in certain cases, to indemnify Jacobs against taxes and certain tax-related losses in connection with the transactions that arise as a result of SpinCo’s or Amentum Equityholder’s actions, or failure to act. See the sections entitled “Material U.S. Federal Income Tax Consequences—Treatment of the Separation and Distribution” and “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Tax Matters Agreement.” Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on SpinCo.

Under the tax matters agreement, SpinCo and Amentum Equityholder will be restricted from taking certain actions that could adversely affect the intended tax treatment of the transactions, and such restrictions could limit SpinCo’s ability to implement strategic initiatives that otherwise would be beneficial.

The tax matters agreement generally restricts SpinCo, Amentum Equityholder and their affiliates from taking certain actions after the distribution that could adversely affect the intended tax treatment of the transactions. In particular, for a two-year period following the distribution date, except as described below:

•	SpinCo will continue the active conduct of its trade or business and the trade or business of certain SpinCo subsidiaries;

•	SpinCo will not voluntarily dissolve or liquidate or permit certain SpinCo subsidiaries to voluntarily dissolve or liquidate;

•

SpinCo will not enter into, and will not permit certain SpinCo subsidiaries to enter into, any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of SpinCo (taking into account the stock acquired pursuant to the merger) or such SpinCo subsidiaries;

•	SpinCo will not engage in, or permit certain SpinCo subsidiaries to engage in, certain mergers or consolidations;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, sell, transfer or otherwise dispose of 30% or more of the gross assets of SpinCo, such subsidiaries, the SpinCo group (as defined below) or the active trade or business of SpinCo or certain SpinCo subsidiaries, subject to certain exceptions;

•	SpinCo will not, and will not permit certain SpinCo subsidiaries to, redeem or repurchase stock or rights to acquire stock;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, permit any shareholder of SpinCo or of such SpinCo subsidiaries to become a “controlling shareholder” within the meaning of Treasury Regulations Section 1.355-7;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, amend their certificates of incorporation (or other organizational documents) or take any other action affecting the voting rights of any stock or stock rights of SpinCo or such SpinCo subsidiaries;

•

SpinCo will not, and will not permit any member of the SpinCo group to, take any other action that would, when combined with any other direct or indirect changes in ownership of SpinCo stock (including pursuant to the merger), have the effect of causing one or more persons to acquire stock representing 50% or more of the vote or value of SpinCo, or otherwise jeopardize the tax-free status (as defined below) of the transactions;

•	Amentum Equityholder will not, and will not permit its direct owners or its affiliates to, directly or indirectly acquire any stock of SpinCo and certain SpinCo subsidiaries; and

•

Amentum Equityholder will not, and will not permit its direct owners or its affiliates to, permit SpinCo or certain SpinCo subsidiaries to enter into any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of SpinCo (taking into account the stock acquired pursuant to the merger) or such SpinCo subsidiaries;

unless, in each case (except with respect to the second-to-last bullet above), prior to taking any such action, (1) SpinCo or Amentum Equityholder, as applicable, shall have requested that Jacobs obtain a private letter ruling from the IRS and Jacobs shall have received such private letter ruling in form and substance satisfactory to Jacobs in its sole and absolute discretion, (2) SpinCo or Amentum Equityholder, as applicable, shall have provided Jacobs with an unqualified tax opinion in form and substance satisfactory to Jacobs in its sole and absolute discretion, or (3) Jacobs shall have waived the requirement to obtain such private letter ruling or unqualified tax opinion. Failure to adhere to these requirements could result in tax being imposed on Jacobs for which SpinCo could bear responsibility and for which SpinCo could be obligated to indemnify Jacobs under the tax matters agreement. Any such indemnification obligation would likely be substantial and would likely have a material adverse effect on SpinCo. In addition, even if SpinCo is not responsible for tax liabilities of Jacobs under the tax matters agreement, SpinCo nonetheless could be liable under applicable tax law for such liabilities if Jacobs were to fail to pay such taxes. Moreover, these restrictions could have a material adverse effect on SpinCo’s liquidity and financial condition, and otherwise could impair SpinCo’s ability to implement strategic initiatives and SpinCo’s indemnity obligation to Jacobs might discourage, delay or prevent a change of control that SpinCo shareholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Tax Matters Agreement.”

The pendency of the transactions could have an adverse effect on SpinCo’s business, financial condition and results of operations.

The announcement and pendency of the transactions could disrupt our business in negative ways. For example, customers and other third-party business partners of the SpinCo Business could seek to terminate or renegotiate their relationships with us as a result of the transactions, whether pursuant to the terms of their existing agreements or otherwise. In addition, our current and prospective employees may experience uncertainty regarding their future roles with Combined Co, which might adversely affect our ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect our business, financial condition and results of operations.

SpinCo will incur significant costs related to the transactions and its transition to becoming a standalone public company, which could have a material adverse effect on its liquidity, cash flows and operating results.

We expect to incur significant one-time costs in connection with the transactions and the transition to SpinCo becoming a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to SpinCo, tax costs and costs to separate information systems, and such costs or other dis-synergies arising from the separation (including costs of related restructuring or financing transactions) may exceed anticipated amounts. These costs have been, and will continue to be, substantial and, in many cases, will be borne by us if the merger is completed. A substantial portion of these one-time costs will be transaction-related fees and expenses and include, among others, antitrust- and foreign investment law-related filing fees, SEC filing fees relating to the transactions, and printer costs in connection with the filing of the registration statements. While we expect to be able to fund these one-time costs using cash from operations and/or borrowings under existing and anticipated credit sources, these costs could negatively impact our liquidity, cash flows and results of operations.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly traded company, and we may experience increased costs after the separation.

The SpinCo Business has historically operated as part of Jacobs’ corporate organization, and Jacobs has provided the SpinCo Business with various corporate functions. Following the separation and distribution, the SpinCo Business will become part of Combined Co, and Jacobs will have no obligation to provide us with assistance other than the transition services described under the sections entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Transition Services Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Project Services Agreement.” These services do not include every service that the SpinCo Business has received from Jacobs in the past, and Jacobs is only obligated to provide these services for limited periods following completion of the separation and distribution. Accordingly, following the separation and distribution, we will need to provide internally or obtain from unaffiliated third parties certain services the SpinCo Business currently receives from Jacobs following the end of the term of the transition services agreement or project services agreement, as applicable. These services include IT, tax administration, accounting, benefits administration, legal and compliance administration, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Jacobs. Because the SpinCo Business has historically operated as part of the wider Jacobs organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. As part of Jacobs, the SpinCo Business has benefited from Jacobs’ size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining goods and services, our business, financial condition and results of operations may be adversely affected. See “—The SpinCo Business may be negatively impacted if SpinCo is unable to provide benefits and services, or access to equivalent financial strength and resources, to the SpinCo Business that historically have been provided by Jacobs.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the transactions. Fulfilling our obligations incident to being a public company, including with respect to remediating the material weakness identified in connection with preparation for the separation, and implementing the requirements of and related rules under the Sarbanes-Oxley Act of 2002, is expensive and time-consuming, and any delays or difficulty in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

As a public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the New York Stock Exchange rules, require us to implement various corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations requires us to devote significant management time and place significant additional demands on our finance, accounting, and legal staff and on our management systems, including our financial, accounting and information systems. Other expenses associated with being a public company include increased auditing, accounting, and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees, listing fees, as well as other expenses.

In particular, the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. It also requires an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls. In addition, we are required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Due to the inherent limitations in any internal control environment, there can be no assurance that all control issues and instances of fraud, errors or misstatements, if any, within Combined Co have been or will be detected on a timely basis. Such deficiencies could result in the correction or restatement of financial statements of one or more periods.

As previously disclosed in Jacobs’ financial statements for the quarterly period ended December 29, 2023, Jacobs recognized a pre-tax non-cash charge associated with an inventory write down during such quarterly period comprised of adjustments of immaterial cumulative inventory misstatements previously reported by Jacobs which would not have been material to any prior period of Jacobs’ financial statements. While such misstatements were immaterial to Jacobs’ financial statements, the circumstances leading to such write-down constituted a material weakness in SpinCo’s internal control over financial reporting arising from a failure to prevent or detect misstatements related to inventory balances in the SpinCo Business’s Rapid Solutions unit, which is part of the C&I Business. Specifically, the SpinCo Business did not perform appropriate assessments of the net realizable value of inventory in a timely manner, did not properly verify existence of inventory at each reporting date and also incorrectly capitalized certain research and development costs incurred prior to the product manufacturing phase. The above mentioned adjustments have been reflected in the audited combined financial statements of the SpinCo Business included in this information statement. Although SpinCo is in the process of remediating this material weakness, we cannot assure you that the measures taken to date, together with any measures we may take in the future, will be sufficient to remediate this material weakness or to avoid potential future material weaknesses.

Any failure to maintain effective controls, or if we are unable to successfully remediate the identified SpinCo material weakness or any future Combined Co material weakness, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities laws or NYSE listing requirements, our reported financial results may be materially misstated, investors may lose confidence in our financial reporting and the price of SpinCo common stock may decline as a result. We also rely on third parties for certain calculations and other information that support our accounting and financial reporting, which includes reports from such organizations on their controls and systems that are used to generate this data and information. Any failure by such third parties to provide us with accurate or timely information or to implement and maintain effective controls may cause us to fail to meet our reporting obligations as a publicly traded company. In addition, as we operate our financial management systems, we could experience deficiencies in their operation that could have an adverse effect on the effectiveness of our internal control over financial reporting.

If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, the New York Stock Exchange, or other regulatory authorities.

The transactions could discourage other companies from trying to acquire SpinCo before or for a period of time following completion of the transactions.

Certain provisions in the merger agreement could discourage a third party from submitting an alternative transaction proposal prior to the completion of the transactions. The merger agreement generally prohibits Jacobs from soliciting or engaging in discussions with respect to any acquisition proposal during the pendency of the transactions. In addition, certain provisions of the tax matters agreement, which are intended to preserve the intended tax treatment of certain aspects of the separation and the distribution for U.S. federal income tax purposes, could discourage acquisition proposals for a period of time following the transactions. SpinCo currently expects to issue approximately 90,018,579 shares of its common stock in respect of the base merger consideration.

In connection with the separation, SpinCo will be responsible for all SpinCo Liabilities following the completion of the transactions, and is acquiring the SpinCo Assets on an “as is,” “where is” basis.

As described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Separation and Distribution Agreement,” in connection with the separation, SpinCo will generally assume and be responsible for any liabilities that arise relating to the ownership, operations or conduct of the SpinCo Business following the distribution. The separation and distribution agreement also provides that the SpinCo Assets are being conveyed to SpinCo on an “as is” and “where is” basis. Although Jacobs is subject to certain indemnification obligations in favor of SpinCo under the separation and distribution agreement, these are generally limited to indemnification for certain indemnifiable losses to the extent relating to, arising out of or resulting from any breach by Jacobs of any provision of the transaction documents after the effective time of the distribution or specified liabilities of the SpinCo Business arising prior to the separation and distribution. See “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Separation and Distribution Agreement” for a detailed description of the liabilities that SpinCo is assuming in the transactions.

In addition, although the merger agreement contains certain representations and warranties about Amentum and the Amentum Business, the representations and warranties were made only as of the times set forth therein and will not survive the effective time of the merger. Accordingly, SpinCo will have no remedies with respect to any breach of Amentum and Amentum Equityholder’s representations made in the merger agreement after the effective time of the merger, except for certain rights under applicable law to bring a claim for intentional fraud with respect to any representation or warranty made in the merger agreement.

As such, notwithstanding whether any SpinCo Liability or any issue with a SpinCo Asset is related to a breach of a representation or warranty in the merger agreement, SpinCo, and by virtue of the merger, Amentum, will bear full responsibility for any and all SpinCo Liabilities and any liabilities, contingencies or other losses with respect to SpinCo Assets following the completion of the transactions. To the extent any such SpinCo Liabilities are larger than anticipated, or any liability, contingency or loss with respect to a SpinCo Asset prohibits the SpinCo Business from operating as planned, they could have a material adverse impact on the business, financial condition and results of operations of Combined Co.

SpinCo and Jacobs (with respect to the SpinCo Business) is required to abide by potentially significant restrictions which could limit its ability to undertake certain corporate actions that otherwise could be advantageous prior to the completion of the transactions.

The merger agreement restricts SpinCo from taking specified actions without Amentum’s prior written consent until the transactions are completed or the merger agreement is terminated, including making certain acquisitions or investments, incurring certain indebtedness, materially adversely modifying or terminating certain material contracts other than in the ordinary course, divesting certain assets and making certain non-ordinary course changes to employee compensation and benefit plans. These restrictions and others, which are more fully described in “—The Merger Agreement—Conduct of Business Pending the Merger” could affect SpinCo’s ability to execute its business strategies and attain its financial and other goals and could impact SpinCo’s business, financial condition and results of operations.

The SpinCo Business may be negatively impacted if SpinCo is unable to provide benefits and services, or access to equivalent financial strength and resources, to the SpinCo Business that historically have been provided by Jacobs.

The SpinCo Business has historically received benefits and services from Jacobs and has benefited from Jacobs’ financial strength and extensive network of service offerings. After the transactions, the SpinCo Business will become part of Combined Co, and the SpinCo Business will no longer benefit from Jacobs’ services or financial strength (other than transition services provided pursuant to the transition services agreement) or have access to Jacobs’ extensive business relationships outside of its SpinCo Business. While Jacobs has agreed to provide certain transition services to SpinCo for a period of time following the consummation of the transactions, we cannot assure you that we will be able to adequately or timely replace or provide resources formerly provided by Jacobs, or replace them at the same or lower cost. If we are not able to replace the resources provided by Jacobs or are unable to replace them without incurring significant additional costs or are delayed in replacing the resources provided by Jacobs, our results of operations may be negatively impacted.

We have no recent operating history as an independent publicly traded company, and the historical financial information of the SpinCo Business may not be representative of its results if it had been operated as a standalone business or as part of a combined company with Amentum, and as a result, may not be a reliable indicator of future results of the SpinCo Business as a part of Combined Co.

The financial information of the SpinCo Business included in this prospectus has been derived from the consolidated financial statements and accounting records of Jacobs and reflects assumptions and allocations made by Jacobs. The financial position, results of operations and cash flows of the SpinCo Business presented may be materially different from those that would have resulted if the SpinCo Business had been operated as a standalone company or by a company other than Jacobs. For example, in preparing the financial statements of the SpinCo Business, Jacobs made an allocation of Jacobs’ costs and expenses that are attributable to the SpinCo

Business. However, these costs and expenses reflect the costs and expenses attributable to the SpinCo Business as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by the SpinCo Business had it been operated as part of an organization of the nature, size and scale of Combined Co, and thus may not reflect costs and expenses that would have been incurred had the SpinCo Business been operated as a part of Combined Co. As a result, the historical financial information of the SpinCo Business may not be a reliable indicator of the future results of the SpinCo Business as a part of Combined Co, or the results the SpinCo Business would have historically achieved for the periods indicated therein as a standalone business.

The unaudited pro forma condensed combined financial statements of Combined Co are based in part on certain assumptions regarding the transactions and may not be indicative of Combined Co’s future operating performance.

The unaudited pro forma condensed combined financial statements presented in this information statement combine the separate historical financial statements of Amentum and the SpinCo Business that are included in this information statement and are not necessarily indicative of what the financial position or the results of operations of Combined Co, operating as a separate, publicly traded company, would have been had the transactions occurred as of the date or for the periods presented.

The unaudited pro forma condensed combined financial statements have been prepared reflecting the acquisition method of accounting, with Amentum treated as the “acquirer” of SpinCo for accounting purposes. Following the effective date of the merger, Amentum will complete the purchase price allocation for the acquisition of SpinCo after determining the fair value of SpinCo’s assets and liabilities. The final purchase price allocation may be different than the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this information statement, and this difference may be material.

The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or incremental capital expenditures that SpinCo and, after the transactions, Combined Co management may believe are necessary to realize the anticipated synergies from the transactions. Accordingly, the unaudited pro forma condensed combined financial statements included in this information statement do not reflect what Combined Co’s results of operations or operating condition would have been had Amentum and the SpinCo Business been a consolidated entity during all periods presented, or what Combined Co’s results of operations and financial condition will be in the future.

Amentum and the SpinCo Business may have difficulty attracting, motivating and retaining executives and other employees in light of the transactions.

Uncertainty about the effect of the transactions on current employees of Amentum and the SpinCo Business may have an adverse effect on Combined Co. This uncertainty may impair the ability of Amentum and the SpinCo Business to attract, retain and motivate personnel. Employee retention may be particularly challenging during the pendency of the transactions, as employees may feel uncertain about their future roles with Combined Co after their combination. If large numbers of employees or a concentration of critical employees of Amentum or the SpinCo Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of Combined Co after the transactions, our ability to realize the anticipated benefits of the transactions could be materially adversely affected.

Jacobs’ shareholders will not be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Jacobs’ shareholders (including in their capacity as SpinCo shareholders following the distribution) are not entitled to appraisal rights in connection with the transactions.

Some of the contracts to be transferred or assigned to us contain provisions requiring the consent of third parties in connection with the transactions contemplated by the internal reorganization and the distribution. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of the contracts to be transferred or assigned to us in connection with the internal reorganization and distribution contain provisions that require the consent of third parties to the internal reorganization, the distribution, or both. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We expect to enter into one or more agreements with the U.S. federal government to effect the transfer of our federal contracts from Jacobs to one of our operating subsidiaries. We are in the process of completing the administrative tasks relating to completion of the process for those contracts and contract vehicles. While we do not expect the completion of the process to delay payments to us in any material respect on contracts transferred to us by Jacobs, we may experience protest by competitors of new awards of contracts to us on grounds relating to the separation and distribution.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Jacobs that are based on the costs historically allocated to us by Jacobs.

We have entered into, and will enter into, agreements with Jacobs related to our separation from Jacobs, including the separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement, project services agreement and any other agreements, while we are still part of Jacobs, in certain cases, that are based on the costs historically allocated to us by Jacobs. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Jacobs and us. We may have received better terms from third parties. See “Certain Relationships and Related Party Transactions—Agreements with Jacobs.”

After the separation, certain of our directors and officers may have actual or potential conflicts of interest because of their current or former positions with or financial interests in Jacobs.

Because of their current or former positions with Jacobs, certain of our expected directors and officers will own Jacobs common stock after the separation and distribution. Following the separation and distribution, even though our board of directors will consist of a majority of directors who are independent, some of our directors will continue to have a financial interest in Jacobs common stock. Continuing ownership of Jacobs common stock could create, or appear to create, potential conflicts of interest if we have disagreements with Jacobs about the contracts between us that continue or face decisions that could have different implications for us and Jacobs.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in corporate opportunities.

Our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and affiliates of Amentum Equityholder. Under these provisions, subject to any contractual provisions between Amentum Equityholder or its affiliates and SpinCo, neither Amentum Equityholder, its affiliates and subsidiaries, nor any of its or their officers, directors, agents, stockholders, members or partners will have any duty to communicate or offer any corporate opportunity to us and to the fullest extent of the law shall not be liable to us or our shareholders for breach of fiduciary duty or otherwise solely by reason of the fact that Amentum Equityholder or its affiliate acquires a corporate opportunity for itself, directs such opportunity to another person or otherwise does not communicate such opportunity to us. For instance, a director of our company who also serves as a director, officer or employee of an affiliate of Amentum Equityholder may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if attractive corporate opportunities are allocated by affiliates of Amentum Equityholder to itself or its subsidiaries or affiliates instead of to us. The terms of our certificate of incorporation are more fully described in “Description of Capital Stock.”

Delaware law and anti-takeover provisions in our amended and restated articles of incorporation, amended and restated bylaws, stockholders agreement and other governance documents may impede or discourage a takeover or change of control and limit the power of our shareholders.

We are a Delaware corporation. Certain anti-takeover provisions of the Delaware general corporation law impose restrictions on the ability of others to acquire control of us. In addition, certain provisions of our governance documents may impede or discourage a takeover. For example:

•	vacancies occurring on our board can be filled only by our Board of Directors;

•	increasing or decreasing the size of the Board of Directors will require the affirmative vote of at least 80% of the members of the Board of Directors at such time;

•

prior to the first anniversary of the closing date, Sponsor Stockholder (as defined in the section entitled “Certain Relationships and Related Party Transactions—Agreements with Amentum—Stockholders Agreement”) must vote its Combined Co common stock in favor of directors on the initial Board of Directors that were proposed by Jacobs and shall not seek, propose or vote its Combined Co common stock in favor of the removal of such directors, other than for cause;

•

prior to the second anniversary of the closing date, Sponsor Stockholder must vote its Combined Co common stock in favor of the Executive Chair of the Board of Directors and shall not seek, propose or vote its Combined Co common stock in favor of their removal, other than for cause;

•	shareholders do not have the right to call a special meeting or to act by written consent;

•	certain of the provisions in our amended and restated certificate of incorporation will require supermajority shareholder approval for amendments;

•	shareholders will have to follow certain procedures and notice requirements in order to present certain proposals or nominate directors for election at shareholder meetings;

•

the stockholders agreement will prohibit, for three years following the closing of the transactions, amendments to our amended and restated certificate of incorporation and bylaws to provide the stockholders of Combined Co with proxy access rights; and

•	our Board of Directors has the power to designate and issue, without any further vote or action by our shareholders, shares of preferred stock from time to time in one or more series.

In addition, we will be subject to Section 203 of the DGCL, which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock. For more information, see the section entitled “Description of Capital Stock—Section 203 of the Delaware General Corporation Law.”

These types of provisions, as well as the stockholders agreement, could make it more difficult for a third party to acquire control of us, even if the acquisition would be beneficial to our shareholders. Accordingly, shareholders may be limited in the ability to obtain a premium for their shares. See “Description of Capital Stock—Certain Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws, the Stockholders Agreement and Delaware Law.”

Shareholder litigation could prevent or delay the closing of the transactions or otherwise negatively impact the business and operations of Amentum, Jacobs or the SpinCo Business.

The parties may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the transactions. Such litigation could have an adverse effect on the business, financial condition and results of operations of Amentum, Jacobs or the SpinCo Business and could prevent or delay the consummation of the transactions.

Jacobs may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have the necessary systems and services in place when the transition services agreement expires.

In connection with the separation and prior to the distribution, Jacobs and SpinCo have entered or intend to enter into the merger agreement, separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement, project services agreement, stockholders agreement and registration rights agreement. These agreements, together with the documents and agreements by which the internal reorganization will be effected, determine the allocation of assets and liabilities between Jacobs and SpinCo following the separation. For example, the transition services agreement provides for the performance of certain services by Jacobs for the benefit of SpinCo and by SpinCo for the benefit of Jacobs for a period of time after the separation. If Jacobs is unable or unwilling to satisfy its obligations under these agreements, we could incur operational difficulties or losses. We are in the process of creating systems and services to replace many of the systems and services that Jacobs currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from Jacobs’ systems to ours.

Risks Related to Our Common Stock

Amentum Equityholder is expected to own a significant percentage of our common stock.

Upon consummation of the transactions, depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock. Amentum Equityholder also holds the right to nominate members to stand for election to our Board of Directors. As a result, Amentum Equityholder could have a significant influence on matters requiring shareholder approval, including the election of directors and other corporate decisions. Amentum Equityholder (including its affiliates) may have interests that differ from other shareholders. This will limit shareholders’ ability to influence corporate matters, and as a result, actions may be taken that shareholders may not view as beneficial and may also adversely affect the trading price of our common stock.

Affiliates of Amentum Equityholder are private equity firms in the business of making investments in entities in a variety of industries. Conflicts of interest could arise in the future between us, on the one hand, and the affiliates of Amentum Equityholder, on the other hand, including the portfolio companies of such equityholders, concerning among other things, potential competitive business activities or business opportunities. The other portfolio companies of the affiliates of Amentum Equityholder may compete with us for investment or business opportunities. These conflicts of interest may not be resolved in our favor. We have also renounced our interest in certain business opportunities. See “Risks Related to the Transactions—Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in corporate opportunities.”

In addition, Amentum Equityholder, as Sponsor Stockholder (as defined below) under the stockholders agreement, will have certain rights, including with respect to director nominations. In particular, Amentum Equityholder will have the right to nominate a specified number of directors for election to the Board of Directors of Combined Co, depending on its level of ownership of SpinCo common stock. Specifically, if

Amentum Equityholder beneficially owns at least 25.1% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election five individuals, two of whom must qualify as independent, to a 13-member Board of Directors of Combined Co. If Amentum Equityholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election three individuals, none of whom must qualify as independent, to a 13-member Board of Directors of Combined Co. If Amentum Equityholder beneficially owns at least 5% but less than 15% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election one individual to a 13-member Board of Directors of Combined Co. If the Board of Directors of Combined Co consists of a number of directors other than 13, then the number of individuals Amentum Equityholder is entitled to nominate, if any, will be adjusted to be 5/12ths of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 25.1% of the issued and outstanding shares of SpinCo common stock, 1/4th of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding shares of SpinCo common stock or 1/12th of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 5% but less than 15% of the issued and outstanding shares of SpinCo common stock, in each case, rounded down to the nearest whole number, provided that, prior to the date on which the Sponsor Stockholder no longer owns at least 5% of our issued and outstanding shares of common stock (the “Fallaway Date”), if rounding down would otherwise result in Amentum Equityholder being entitled to designate a total of zero director nominees on the Board of Directors of Combined Co, such adjustment will instead be rounded up to one director nominee. For the absence of doubt, in no event will Amentum Equityholder be entitled to designate more than 5/12ths of the number of directors on the Board of Directors of Combined Co. From and after the Fallaway Date, Amentum Equityholder will no longer be entitled to nominate any individuals to the Board of Directors of Combined Co. See the section entitled “Certain Relationships and Related Party Transactions—Agreements with Amentum—Stockholders Agreement.”

Our quarterly results may fluctuate significantly, which could have a material negative effect on the price of our common stock.

Our quarterly operating results may fluctuate significantly or fall below the expectations of securities analysts, which could have a material adverse impact on the price of our common stock. Fluctuations are caused by a number of factors, including:

•	legal proceedings, disputes and/or government investigations;

•	fluctuations in the spending patterns of our government and commercial customers;

•	U.S. federal government budgetary process, including potential government shutdowns;

•	the number and significance of contracts executed during a quarter;

•	unanticipated changes in contract performance, particularly with contracts that have funding limits;

•	the timing of resolving change orders, requests for equitable adjustments and other contract adjustments;

•	delays incurred in connection with a contract;

•	changes in prices of commodities or other supplies;

•	changes in foreign currency exchange rates;

•	weather conditions that delay work at work sites;

•	the timing of expenses incurred in connection with acquisitions or other corporate initiatives;

•	the decision by the Board of Directors to begin or cease paying a dividend, and the expectation that if we pay dividends, we will declare dividends at the same or higher levels in the future;

•	natural disasters or other crises;

•	staff levels and utilization rates;

•	changes in prices of services offered by our competitors; and

•	general economic and political conditions.

There can be no assurance that we will pay dividends on our common stock.

We do not expect to declare or pay any cash dividends on our common stock. Any future determination as to the timing, declaration, amount and payment of any dividends will be within the discretion of our Board of Directors, and will depend upon, among other things, our financial condition, earnings, capital requirements of our operating subsidiaries, regulatory constraints, industry practice, ability to access capital markets and other factors deemed relevant by our Board of Directors, including legal and contractual restrictions. Moreover, if we determine to pay any dividends in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends. For additional information, see the section entitled “Dividend Policy.”

Your percentage of ownership in SpinCo may be diluted in the future.

Your percentage ownership in SpinCo may be diluted in the future by the equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the distribution, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

A significant number of shares of our common stock may be sold or otherwise disposed of following the distribution, including the shares of our common stock that Jacobs initially expects to retain after the distribution, which may cause our stock price to decline.

Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether in connection with the transactions or otherwise, may cause the market price of our common stock to decline. Upon completion of the transactions, we expect that we will have an aggregate of approximately 243,293,457 shares of common stock issued and outstanding. Shares distributed to Jacobs’ shareholders in the transactions will generally be freely tradeable without restriction or further registration under the Securities Act, except for shares owned by our “affiliates,” as that term is defined in Rule 405 under the Securities Act.

We cannot predict whether large amounts of our common stock will be sold in the open market following the transactions. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.

In addition, Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as described in the section entitled “Questions and Answers About the Transactions—What will SpinCo’s relationship be with Jacobs following the distribution?”

If the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend to deliver the additional merger consideration (if any) through the escrow holding described above. Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the distribution and the merger, which dispositions may include one or more exchanges for Jacobs debt or distributions to

Jacobs’ shareholders. We will agree that, upon the request of Jacobs or Amentum Equityholder and pursuant to the terms of the stockholders agreement and registration rights agreement, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Jacobs or Amentum Equityholder, as applicable, to the extent that it wishes to sell the shares of our common stock it retains in a registered offering. Any dispositions of substantial amounts of our common stock in the public market, including the disposition of the shares held by Jacobs after the merger, or the perception that such dispositions might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline.

No market for our common stock currently exists and an active trading market may not develop or be sustained after the separation. Following the separation, our stock price may be volatile.

There is currently no public market for our common stock. We intend to list our common stock on the New York Stock Exchange. We anticipate that before the distribution date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the distribution date. However, an active trading market for our common stock may not develop as a result of the separation and distribution or may not be sustained in the future. The lack of an active market may make it more difficult for shareholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the separation and distribution. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the separation and distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and our industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting shareholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Jacobs’ shareholders and, as a result, these Jacobs’ shareholders may sell their shares of our common stock after the separation and distribution. Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Our amended and restated certificate of incorporation will designate certain courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of Combined Co, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.

Our amended and restated certificate of incorporation also will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may be costlier and may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our shareholders, although such shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains or incorporates by reference statements that relate to future events and expectations and, as such, constitute forward-looking statements under the securities laws, including statements regarding the transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the transactions, the ability of the parties to complete the transactions, the expected benefits of the transactions, including future financial and operating results and strategic benefits, the tax consequences of the transactions, and Combined Co’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:

•

changes in global economic, financial, business and political conditions, including those resulting from a global health crisis, a recession, changes in inflation, deflation and interest rates, changes in either or both the U.S. and international lending, capital and financial markets or currency fluctuations, or changes to governmental budget constraints or changes to governmental budgetary priorities, which could increase the cost of operating our business, weaken demand for our solutions and services, negatively impact consumer spending levels and the prices we can charge for our solutions and services;

•

the timing of the award of projects and funding and potential changes to the amounts provided for, under the Infrastructure Investment and Jobs Act, as well as other legislation related to governmental spending;

•	our ability to comply with the various procurement and other laws and regulations that we are required to comply with as a U.S. federal government contractor and to mitigate risks of noncompliance;

•	our inability to mitigate the additional risks posed by contracts with governmental entities;

•

reviews and audits by the U.S. federal government, U.S. federal government auditors and others, which could lead to withholding or delay of payments to us, non-receipt of award fees, legal actions, fines, penalties, liabilities or other remedies;

•

the inability of governments in certain of the countries in which we operate to effectively mitigate the financial or other impacts of any future pandemics or infectious disease outbreaks on their economies and workforces and our operations therein;

•	changes to our professional reputation and relationship with government agencies;

•	continuing inflation, rising or continued high interest rates, and/or costs reducing demand for our services or decreasing our profit on existing contracts;

•

the occurrence of an accident or safety incident involving employees, contractors or others, which could expose us to significant financial losses and reputational harm, as well as civil and criminal liabilities;

•	the ability of Combined Co to control costs, meet performance requirements or contractual schedules, compete effectively or implement its business strategy;

•

the ability of Combined Co to retain and hire key personnel, and retain and engage key customers and suppliers while the transactions are pending, or for Combined Co to retain, hire and engage such personnel, customers and suppliers after the transactions are completed;

•	difficulties and delays in Combined Co achieving revenue and cost synergies;

•

that one or more conditions to closing the transactions may not be satisfied or waived on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval of or any tax ruling required for the consummation of the transactions;

•	the risk that the transactions may not be completed on the terms or in the time frame expected by the parties, or at all;

•	the risk that any consents or approvals required in connection with the transactions, including required regulatory approvals, may not be received;

•	unexpected costs, charges or expenses resulting from the transactions;

•	uncertainty of the expected financial performance of Combined Co following completion of the transactions;

•	risks related to disruption of management time from ongoing business operations due to the transactions;

•	failure to realize the anticipated benefits of the transactions, including as a result of delay or failure in completing the transactions or integrating Amentum and the SpinCo Business;

•	the occurrence of any event that could give rise to termination of the transactions;

•

the risk that shareholder litigation in connection with the transactions or other settlements or investigations may affect the timing or occurrence of the transactions or result in significant costs of defense, indemnification and liability;

•

evolving legal, regulatory and tax regimes that may adversely impact our future financial positions or results of operations, financial market risks that may affect Combined Co, including by affecting Combined Co’s access to capital, the cost of such capital and/or Combined Co’s funding obligations under defined benefit pension and postretirement plans;

•	changes in general economic and/or industry specific conditions;

•	actions by third parties, including governmental authorities; and

•	other factors described in this information statement and from time to time in documents that we and Jacobs file with the SEC.

We cannot assure you that the separation and distribution, the merger, or any other transaction described above will in fact be consummated in the manner described or at all. The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under the section entitled “Risk Factors” in this information statement. Any forward-looking statement speaks only as of the date on which it is made, and we assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

THE TRANSACTIONS

Background

On November 20, 2023, Jacobs announced entry into a merger agreement (as amended on August 26, 2024) and separation and distribution agreement, which set out a plan to spin-off and combine the SpinCo Business with Amentum, a leading global engineering and technology solutions provider, to create a new, publicly traded government services provider. Jacobs intends to effect the separation through a pro rata distribution to Jacobs’ shareholders of at least 80.1% of the outstanding shares of common stock of SpinCo, a new entity formed to hold the assets and liabilities associated with the SpinCo Business. Upon completion of the distribution and prior to the merger, Jacobs will own up to 19.9% of the outstanding shares of SpinCo common stock and SpinCo will be a separate public company. Immediately following the completion of the distribution, Amentum will merge with and into SpinCo, with SpinCo surviving the merger.

After the merger and any post-closing adjustments necessary to address the additional merger consideration, if any, Jacobs’ shareholders are expected to own between 51% and 55% of the issued and outstanding shares of SpinCo common stock. Jacobs is expected to retain at least 7.5%, and has determined that it does not intend to retain more than 8%, of the issued and outstanding shares of SpinCo common stock after the merger and any post-closing adjustments to the merger consideration, if any. Any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed to Jacobs’ shareholders at the time of, or as soon as reasonably practicable following, the consummation of the transactions. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any.

Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the distribution and the merger (expected to be between 7.5% and 8% of the issued and outstanding shares of SpinCo Common Stock), which dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders.

In connection with the distribution, it is expected that:

•

Jacobs will complete the internal reorganization as a result of which SpinCo will become the parent company of the Jacobs operations currently comprising, and the entities that will conduct, the SpinCo Business;

•	SpinCo will incur the SpinCo financing; and

•	using all or a portion of the proceeds from the SpinCo financing, SpinCo will distribute the SpinCo cash payment.

The transactions are structured as a Reverse Morris Trust transaction. This transaction structure allows a parent company (in this case, Jacobs) to divest a subsidiary (in this case, SpinCo) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company shareholders (in this case, Jacobs’ distribution of the SpinCo common stock to Jacobs’ shareholders in the distribution). The distributed subsidiary then combines with a third party (in this case, Amentum through the merger). Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company and its shareholders if the transaction structure meets the applicable requirements, including that the parent company shareholders own more than 50% of the stock of Combined Co immediately after the business combination. For information about the material tax consequences resulting from the transactions, see the section entitled “Material U.S. Federal Income Tax Consequences.”

The Reverse Morris Trust transaction structure for the transactions provides a tax-efficient method to separate the SpinCo Business from the rest of Jacobs and combine Amentum and the SpinCo Business.

On [    ], 2024, the Jacobs Board of Directors approved the distribution of [    ]% of SpinCo’s issued and outstanding shares of common stock to Jacobs’ shareholders on the basis of one share of SpinCo common stock for every share of Jacobs common stock held as of the close of business on [    ], 2024, the record date for the distribution.

At [    ], Eastern Time, on [    ], 2024, the distribution date, each Jacobs shareholder as of the record date will receive one share of SpinCo common stock for every share of Jacobs common stock held at the close of business on the record date for the distribution, as described below. Jacobs’ shareholders will receive cash in lieu of any fractional shares of SpinCo common stock that they would have received after application of this ratio. Upon completion of the separation and distribution, each Jacobs shareholder as of the record date will continue to own shares of Jacobs common stock and will receive a proportionate share of the outstanding common stock of SpinCo to be distributed. You will not be required to make any payment, surrender or exchange your Jacobs common stock or take any other action to receive your shares of SpinCo common stock in the distribution. The distribution of SpinCo common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the section entitled “The Transactions—Conditions to the Distribution” below.

SpinCo’s Post-Separation Relationship with Jacobs

After the distribution, SpinCo and Jacobs will be separate companies with separate management teams and separate boards of directors. SpinCo and Jacobs have entered into a separation and distribution agreement to effect the separation and distribution, a merger agreement to effect the merger of SpinCo with Amentum, and an employee matters agreement to, among other things, allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans, and other related matters. In addition, we do not expect to depend on Jacobs to conduct our business following the distribution apart from certain limited transitional support services as well as certain shared commercial services provided for under a project services agreement. In order to govern the ongoing relationships between us and Jacobs after the separation and distribution and the merger, and to facilitate an orderly transition, we and Jacobs intend to enter into agreements providing for various services and rights following the separation and distribution and the merger and under which we and Jacobs will agree to indemnify each other against certain liabilities arising from our respective businesses. These agreements include a transition services agreement, a project services agreement, a tax matters agreement, a stockholders agreement with Amentum Equityholder and a registration rights agreement with Jacobs. For additional information regarding the transaction agreements, see the section entitled “Certain Relationships and Related Party Transactions.” We also describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Transactions.”

Reasons for the Transactions

The Jacobs Board of Directors believes that each of the separation and merger of the SpinCo Business with Amentum is in the best interests of Jacobs and its shareholders for a number of reasons, including:

Reasons for the Separation

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Strategic Focus and Flexibility. Following the transactions, Jacobs and Combined Co will each have a more focused business and be better able to dedicate financial and human capital resources to pursue appropriate growth opportunities and execute strategic plans. The transactions will also allow Jacobs and the SpinCo Business (as part of Combined Co) increased strategic flexibility to be able to respond to their respective industry dynamics and global mega trends. In particular, it will enable each of the two companies to maintain a sharper focus on strengthening its core business and growth opportunities, pursuing distinct paths to long-term growth and profitability, and addressing its unique operating and other needs. Each company will also have increased operational flexibility to design and implement corporate strategies based on the particular characteristics of the industry in which each business operates.

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Enhanced Management Focus. The transactions will permit each of Jacobs and Combined Co to be led by a separate, dedicated board of directors and management team, enabling the board of directors and management team of each company to more effectively conform its management systems and processes to those targeted at its specific growth and market strategies.

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Employee Incentives, Recruitment and Retention. The transactions will enable Combined Co to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. The separation will allow each of Jacobs and SpinCo to more effectively attract, incentivize and retain employees through the use of equity-based and other incentive compensation arrangements that more closely reflect and align management and employee incentives with each company’s specific growth objectives, financial goals and business performance. In addition, the separation will allow incentive structures and targets at each company to be better aligned with each underlying business. Similarly, recruitment and retention is expected to be enhanced by more consistent talent requirements across the businesses, allowing both recruiters and applicants greater clarity and understanding of talent needs and opportunities associated with the core business activities, principles and risks of each company.

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Tailored Capital Structure and Distinct Investment Profiles Appealing to Different Long-Term Investor Bases. The markets in which Jacobs and Combined Co expect to operate have historically had different growth profiles and cash flow dynamics. The transactions will allow each of Jacobs and Combined Co to separately manage their capital strategies and cost structures and will allow investors to make independent investment decisions with respect to Jacobs and Combined Co, including the ability for Combined Co to attract investment from a shareholder base with investment goals aligned to its profile. Investment in one or the other company may appeal to investors with different goals, strategies and interests. In addition, after the separation, the SpinCo Business will no longer be required to compete internally with Jacobs’ other businesses for capital and other corporate resources, or be limited by capital structure constraints arising from the needs of other of Jacobs’ businesses. As an independent entity, SpinCo will be free to invest capital for its own organic and inorganic opportunities in order to accelerate growth and expand its leadership for the benefit of customers and to drive shareholder value.

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Facilitate the Merger. The separation and distribution will facilitate the merger, as Amentum desires to combine with the SpinCo Business but not the other businesses of Jacobs. Thus, the separation and distribution facilitate the attainment of the benefits described below as reasons for the merger.

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Creation of Independent Equity Currencies. The separation will create independent equity securities for SpinCo and Jacobs, aligned with each company’s respective industry, affording Combined Co direct access to the capital markets and the opportunity to use its own industry-focused stock for future acquisitions or other transactions that are more closely aligned with its strategic goals and expected growth opportunities.

Reasons for the Merger

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Scaled Pure-Play Government Services Provider. As a result of the transactions, Combined Co will be a leading pure-play government services provider to the U.S. federal government and its allies. The combined business had pro forma revenue of approximately $13 billion for the fiscal year ended September 29, 2023, combined backlog of approximately $47 billion, pro forma backlog coverage of approximately 3.5x revenues as of September 29, 2023, and a highly skilled and diverse workforce of more than 53,000.

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Highly Diversified Business Profile. The transactions are expected to significantly enhance and de-risk Combined Co’s contract portfolio through favorable diversification across customers, geographies, and cost-types. Combined Co’s significant positioning with the DOE, the DHS and NASA will provide a balanced business mix in addition to numerous military and Intelligence Community customers. Combined Co will continue to have a substantial portion of revenue attributed to multiple international regions including key growth geographies such as Asia-Pacific and international renewable energy markets. This diversification and specialization help lower recompete risk and increase win rates.

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Attractive Competitive Positioning. Combined Co will have outstanding capabilities to win new contracts as a premier government services provider. We stand to benefit from enhanced diversification, with access to major U.S. federal government customers through strong relationships, positions on many of the U.S. federal government’s largest contract vehicles, and a track record of superb contract performance. We will be better positioned to win emerging contract opportunities because of our complementary capabilities. Our substantial combined backlog and pro forma backlog coverage are a testament to our ability to win large-scale, long-term contracts, and provides significant revenue visibility for the future.

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Synergies. We expect the combination of the SpinCo Business and Amentum to provide opportunities for cost savings and operating synergies, which we currently estimate at $125-175 million gross and $50-70 million, net of benefit to cost-reimbursable contracts, on a run-rate annual basis within 24 months following the transactions. Synergies will be enabled through the consolidation and integration of enterprise systems and technology infrastructure, an efficient management and operating structure, facility optimization initiatives, and enhanced purchasing power. Given the nature of federal government contracting arrangements, a portion of the realized cost synergy savings will be passed on in the form of lower prices to our customers over time, particularly on cost-reimbursable contracts. Our increased scale and position within government contracting will allow us to be more cost competitive and offer more comprehensive solutions to customers in a broader range of addressable market segments. As a result, we believe that this will make us more competitive within a larger market than either business could address on its own, as we will be able to deliver to our customers our unmatched solutions more efficiently.

The Jacobs Board of Directors, as applicable, also considered a number of potentially negative factors in evaluating the transactions, including:

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Risk of Failure to Achieve Anticipated Benefits of the Transactions. The anticipated benefits of the transactions may not be achieved for a variety of reasons, including, among others, that the separation will demand significant management resources and require significant amounts of management time and effort, which may divert management attention from operating the businesses of Jacobs and SpinCo.

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Loss of Diversification and Increased Susceptibility to Market Fluctuations. Following the transactions, each of Jacobs and SpinCo may be more susceptible to market fluctuations and other adverse events than if they remained a combined company because the business of each entity will be less diversified than Jacobs’ business prior to the completion of the separation.

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Loss of Scale and Increased Administrative Costs. As part of Jacobs, SpinCo currently takes advantage of Jacobs’ size and negotiating power in procuring certain services and technologies. After the separation, as standalone companies, each of Jacobs and SpinCo may be unable to obtain these services and technologies at prices or on terms as favorable as those Jacobs obtained prior to completion of the separation. In addition, as part of Jacobs, SpinCo benefits from certain functions performed by Jacobs, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, Jacobs will not perform these functions for SpinCo, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and SpinCo’s cost of performing such functions could be higher than the amounts reflected in its historical financial statements, which could cause SpinCo’s profitability to decrease.

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Disruptions and Costs Related to the Transactions. The actions required to separate SpinCo from Jacobs could disrupt each company’s operations. In addition, Jacobs and SpinCo will incur costs and expenses in connection with the separation and the transition to SpinCo becoming a standalone public company, which may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to SpinCo, tax costs and costs to separate information systems, and such costs or other dis-synergies arising from the separation (including costs of related restructuring or financing transactions) may exceed anticipated amounts.

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Limitations on Strategic Transactions. Under the terms of the tax matters agreement that SpinCo will enter into with Jacobs, Amentum and Amentum Equityholder, SpinCo will be restricted from taking certain actions that could cause the transactions to fail to qualify as tax-free transactions under applicable law. These restrictions may not efficiently mitigate dis-synergies arising from the transactions and may limit for a period of time SpinCo’s ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of SpinCo’s business.

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Risk of Inadequate Commercial Arrangements. Following the separation, any contractual arrangements between SpinCo and Jacobs may be on less favorable terms than the existing intercompany arrangements from which the SpinCo Business benefits, may not efficiently mitigate dis-synergies arising from the separation, and may be inadequate to provide for the ongoing operation and growth of SpinCo’s business, preserve continuity for customers, deliver key capabilities or otherwise provide for continued cooperation in relevant business areas.

In determining to pursue the transactions, the Jacobs Board of Directors concluded that the potential benefits of the separation and the transactions outweighed the foregoing factors. See the section entitled “Risk Factors” included elsewhere in this information statement.

Reasons for Jacobs’ Retention of Up to 8% of the Shares of SpinCo Common Stock

In considering the appropriate structure for the transactions, Jacobs determined that, immediately after the distribution is effective, Jacobs will retain up to 19.9% of the outstanding shares of SpinCo common stock. At the effective time of the merger, all issued and outstanding Amentum equity interests will be converted into the right to receive, in the aggregate, (i) a number of fully paid and nonassessable shares of SpinCo common stock equal to the base merger consideration and, (ii) if applicable, any additional merger consideration, in each case rounded down to the nearest whole share. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, (a) Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock following the merger and any post-closing adjustments to the merger consideration, if any, and (b) Jacobs will be entitled to between 7.5% and 12.5% of the issued and outstanding shares of SpinCo common stock.

Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as described in the section entitled “Questions and Answers About the Transactions—What will SpinCo’s relationship be with Jacobs following the distribution?”

If the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend to deliver the additional merger consideration (if any) through the escrow holding described above. Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the distribution and the merger. Such dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders. Jacobs’ retention of shares of SpinCo common stock is expected to support the establishment of tailored capital structures for each of Jacobs and SpinCo by (i) providing Jacobs with a valuable asset that can be used to reduce its pro forma debt burden and aggregate liabilities, allowing Jacobs the opportunity to capitalize on strategic opportunities, improve its liquidity, strengthen its balance sheet, achieve its desired leverage target and obtain a more secure credit rating and (ii) providing a means for Jacobs to increase its financial flexibility without increasing the amount of leverage that SpinCo would incur, thereby providing SpinCo with a stronger balance sheet and greater ability to fund growth.

Formation of SpinCo

SpinCo was formed in Delaware on November 17, 2023, for the purpose of holding Jacobs’ SpinCo Business. As part of the plan to separate the SpinCo Business from the remainder of Jacobs’ businesses, in connection with the internal reorganization, Jacobs plans to transfer the equity interests of certain entities and the assets and liabilities of the SpinCo Business to SpinCo prior to the distribution. For additional information, see the section entitled “The Transactions—Internal Reorganization” below.

When and How You Will Receive the Distribution

Subject to the satisfaction or waiver of the conditions to the distribution, Jacobs expects to distribute at least 80.1% of the outstanding shares of SpinCo common stock at [    ], Eastern Time, on [    ], 2024, the distribution date, to all holders of outstanding Jacobs common stock as of the close of business on [    ], 2024, the record date for the distribution. Equiniti Trust Company, LLC will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for SpinCo common stock.

If you own Jacobs common stock as of the close of business on the record date for the distribution, SpinCo common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, the distribution agent will then mail you a direct registration account statement that reflects your shares of SpinCo common stock. If you hold your Jacobs shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of SpinCo common stock. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell Jacobs common stock in the “regular-way” market up to the distribution date, you will be selling your right to receive shares of SpinCo common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Jacobs common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of SpinCo common stock that have been registered in book-entry form in your name.

Most Jacobs’ shareholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Jacobs common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of SpinCo common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except in certain cases for shares received by persons who may be deemed to be SpinCo’s affiliates. Persons who may be deemed to be SpinCo’s affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with SpinCo, which may include certain of its executive officers or directors. Securities held by SpinCo’s affiliates will be subject to resale restrictions under the Securities Act. SpinCo’s affiliates will be permitted to sell shares of SpinCo common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of Shares of SpinCo Common Stock You Will Receive

For every share of Jacobs common stock that you own at the close of business on [    ], 2024, the record date for the distribution, you will receive one share of SpinCo common stock on the distribution date. No fractional shares of SpinCo common stock will be distributed. Instead, if you are a registered holder, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The distribution agent, in its sole discretion, without any influence by Jacobs or SpinCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Jacobs or SpinCo, and the distribution agent is not an affiliate of either Jacobs or SpinCo. Neither SpinCo nor Jacobs will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts paid in lieu of fractional shares.

The net cash proceeds of these sales (after any tax withholding, brokerage charges, commissions and conveyance and similar taxes) of fractional shares will be taxable to U.S. holders for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences—Treatment of the Separation and Distribution” for an explanation of certain material U.S. federal income tax consequences of the distribution. If you hold physical certificates for shares of Jacobs common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the net cash proceeds of the sales. SpinCo estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distribution of the net cash proceeds. If you hold your shares of Jacobs common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Treatment of Jacobs Equity Awards Held by SpinCo Employees and Transferring Directors

The employee matters agreement provides that a portion of the unvested Jacobs restricted stock units (“RSUs”) held by SpinCo employees will accelerate and vest and be settled in Jacobs common stock shortly prior to the record date for the distribution. The accelerated portion of each award is generally a prorated portion that corresponds to the portion of the vesting period that has elapsed prior to the record date for the distribution, based on actual performance for the portion of the performance period that has elapsed prior to the record date for the distribution for performance-based awards, except that certain one-time awards will vest in full, provided that any awards that are scheduled to vest in November 2024 will vest in full, and the portion that accelerates for performance awards scheduled to vest in 2025 and 2026 will be no less than two-thirds and one-third, respectively. The remaining unvested portion of each Jacobs equity award that is not accelerated prior to the distribution will convert to a SpinCo RSU in a manner intended to preserve its value (with any applicable performance metrics deemed met based on actual performance for the portion of the performance period that has elapsed prior to the record date for the distribution) and continue to vest based on service to SpinCo. All Jacobs RSUs held by non-employee directors of Jacobs that will transfer to SpinCo in connection with the transactions (“Transferring Directors”) will accelerate in full and vest and be settled in Jacobs common stock shortly prior to the record date for the distribution.

In addition to the foregoing, all obligations to issue shares in settlement of any Jacobs deferred share awards, including deferred Jacobs RSUs, will be assumed or retained, as applicable, by the entity that assumes or retains the relevant deferred compensation obligations under the applicable deferred compensation plan, as determined in accordance with the provisions of the employee matters agreement. In the case of any such obligations assumed by SpinCo, the deferred share awards will be converted into awards denominated in shares of SpinCo common stock in a manner intended to preserve the awards’ value.

All other Jacobs equity awards, including any Jacobs stock options, will remain Jacobs equity awards, subject to any adjustments that Jacobs determines necessary to preserve the value of such awards.

Internal Reorganization

As part of the separation, and prior to the distribution, Jacobs and its subsidiaries expect to complete an internal reorganization in order to transfer the SpinCo Business to SpinCo and its subsidiaries in exchange for the assumption of liabilities by SpinCo, the SpinCo common stock increase and the SpinCo cash payment. Among other things, the internal reorganization is expected to result in SpinCo owning, directly or indirectly, the operations currently comprising, and the entities that will conduct the SpinCo Business. The internal reorganization is expected to include various restructuring transactions pursuant to which (1) the operations, assets and liabilities of Jacobs and its subsidiaries used to conduct the SpinCo Business will be separated from the operations, assets and liabilities of Jacobs and its subsidiaries used to conduct the Jacobs Business and (2) such SpinCo Business operations, assets and liabilities will be contributed, transferred or otherwise allocated to SpinCo or one of its direct or indirect subsidiaries. These restructuring transactions may take the form of asset or equity transfers, mergers, demergers, distributions, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the SpinCo Business or Jacobs Business in such jurisdictions.

Following the completion of the internal reorganization and immediately prior to the distribution, SpinCo will be the parent company of the entities that are expected to conduct the SpinCo Business, and Jacobs will remain the parent company of the entities that are expected to conduct the Jacobs Business.

Material U.S. Federal Income Tax Consequences of the Separation and Distribution and the Merger

The consummation of the separation and distribution is conditioned upon, among other things, the receipt of the IRS ruling and the distribution tax opinions. If Jacobs receives the distribution tax opinions, and the IRS ruling continues to be valid and in full force and effect, then, in general, for U.S. federal income tax purposes, it is expected that no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Jacobs common stock upon the receipt of SpinCo common stock in the distribution or in any clean-up distribution. Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing. The IRS ruling relies on certain facts, assumptions, representations and undertakings from SpinCo, Jacobs, Amentum and Amentum Equityholder regarding the past and future conduct of their respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Jacobs may not be able to rely on the IRS ruling.

The consummation of the merger is conditioned upon the consummation of the transactions contemplated by the separation and distribution agreement and the IRS ruling continuing to be valid and in full force and effect, as well as the receipt by Jacobs and Amentum of the merger tax opinions. The issuance of SpinCo common stock in the merger is not expected to have any U.S. federal income tax consequences for SpinCo or U.S. holders that receive SpinCo common stock in the distribution.

Tax matters are complicated, and the tax consequences of the separation and distribution, the merger and related transactions to a particular Jacobs shareholder will depend on the facts of such shareholder’s situation. See the section entitled “Material U.S. Federal Income Tax Consequences” for additional information on the tax consequences of the separation and distribution, the merger and related transactions. Shareholders are urged also to consult their tax advisors as to the specific tax consequences of the transactions to them.

Results of the Distribution

After the distribution, SpinCo will be an independent, publicly traded company. The actual number of shares to be distributed will be determined no later than immediately prior to the distribution, and will reflect any Jacobs shares issued under Jacobs equity compensation awards and Jacobs share repurchases between the date on which the Jacobs Board of Directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of Jacobs common stock or any rights of Jacobs’ shareholders. No fractional shares of SpinCo common stock will be distributed.

We have entered into a separation and distribution agreement to effect the separation and distribution and to provide a framework for our relationship with Jacobs after the separation and distribution, a merger agreement to effect the merger, and an employee matters agreement to, among other things, allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and related matters. We will enter into certain other agreements, including a transition services agreement, a project services agreement, a tax matters agreement, a stockholders agreement with Amentum Equityholder and a registration rights agreement with Jacobs. These agreements will provide for the allocation between SpinCo and Jacobs of the assets, employees, liabilities and obligations of Jacobs and its subsidiaries attributable to periods prior to, at and after our separation from Jacobs and will govern the relationship between SpinCo and Jacobs subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Transactions” and “Certain Relationships and Related Party Transactions.”

Market for SpinCo Common Stock

As of the date of this information statement, SpinCo is a wholly owned subsidiary of Jacobs. Accordingly, no public market for SpinCo common stock currently exists, although a “when-issued” market in SpinCo common stock may develop three business days prior to the distribution. See the section entitled “The Transactions—Trading Between the Record Date and Distribution Date” below. We intend to list our common stock on the NYSE under the symbol “AMTM.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

Neither Jacobs nor SpinCo can predict the price at which SpinCo common stock will trade after the distribution. The combined trading prices, after the distribution, of the shares of SpinCo common stock that each Jacobs shareholder will receive in the distribution, together with the Jacobs common stock held at the record date for the distribution, may not necessarily equal the “regular-way” trading price of the Jacobs common stock immediately prior to the distribution. The price at which SpinCo common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo common stock will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt

We expect to incur borrowings of senior secured first lien term loans in an aggregate principal amount of $1.13 billion (subject to certain conditions) to raise the SpinCo financing. Approximately $1.00 billion of the proceeds of such financings will be used to distribute the SpinCo cash payment to Jacobs. As a result of such transactions, SpinCo anticipates having approximately $1.13 billion of indebtedness upon completion of the distribution. If the Amentum refinancing transactions are not completed, following the merger, Combined Co would expect to establish the SpinCo financing as an incremental term facility under the existing Amentum first lien credit agreement (as defined below), dated January 31, 2020, which would replace and supersede the original credit agreement that governs the SpinCo financing. If the Amentum refinancing transactions are not completed and the SpinCo financing is not established and documented as an incremental term facility under the existing Amentum first lien credit agreement, the SpinCo financing would remain outstanding under its original credit agreement. As of June 28, 2024 and September 29, 2023, Amentum had approximately $3.27 billion and $3.29 billion, respectively, of first lien term facilities outstanding under the existing Amentum first lien credit agreement and $735.0 million and $885.0 million, respectively, of second lien term facilities outstanding under the existing Amentum second lien credit agreement, with no amounts borrowed under the revolving facility as of both dates. Following the merger, the obligations under the revolving facility, including the incremental revolving facility (as defined below), the first lien term facilities, including the SpinCo financing, the second lien term facilities and certain designated cash management and hedging obligations, would be unconditionally guaranteed on a senior basis by the SpinCo Loan Parties (as defined below), including the Amentum Guarantors, subject to customary exceptions.

In connection with the transactions, Amentum expects to refinance the existing Amentum credit facilities with the proceeds from the new Amentum credit agreement and replace or separately document the SpinCo term facility as part of the new SpinCo credit agreement. On July 30, 2024, Amentum Escrow Corporation, a Delaware corporation and newly formed wholly-owned indirect subsidiary of Amentum, priced the Amentum notes in the notes offering, which notes offering closed on August 13, 2024. The proceeds of the notes offering were funded into escrow and will be released from escrow substantially concurrently with the consummation of the merger, subject to the Combined Co Obligors becoming party to the related indenture as issuer or guarantor, as applicable, substantially concurrently with the release. In addition, SpinCo and Amentum have syndicated a $3.75 billion first-lien term facility (inclusive of the SpinCo facility) and, substantially concurrently with the consummation of the transactions, SpinCo expects to enter into, the new Amentum credit agreement. SpinCo also expects to enter into the new SpinCo credit agreement immediately prior to the merger solely to document the SpinCo term facility thereunder, approximately $1.00 billion of the proceeds of which are expected to be used to fund the distribution of the SpinCo cash payment to Jacobs. Upon closing of the transactions, the new SpinCo credit agreement is expected to be superseded and replaced in its entirety by the new Amentum credit agreement and the SpinCo term facility is expected to become part of the first lien term loan facility under the new Amentum credit agreement. The net proceeds of the Amentum notes and the term facilities under the new Amentum credit agreement (not including the proceeds of the SpinCo facility) would be used (i) to repay any remaining outstanding borrowings under the existing Amentum credit facilities and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities and (ii) in the case of any remaining proceeds, for general corporate purposes. For more information, see the sections entitled “Description of Material Indebtedness,” “Risk Factors—Risks Related to the Transactions” and “Risk Factors—Risks Related to Our Indebtedness and Credit Markets.”

Trading Between the Record Date and Distribution Date

During a period beginning three business days prior to the distribution and ending on the distribution date, Jacobs expects that there will be two markets in Jacobs common stock: a “regular-way” market and an “ex-distribution” market. Jacobs common stock that trades on the “regular-way” market will trade with an entitlement to SpinCo common stock distributed in the distribution. Jacobs common stock that trades on the “ex-distribution” market will trade without an entitlement to SpinCo common stock distributed in the distribution. Therefore, if you sell shares of Jacobs common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of SpinCo common stock in the distribution. If you own Jacobs common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of SpinCo common stock that you are entitled to receive pursuant to your ownership of shares of Jacobs common stock as of the record date.

Furthermore, during a period beginning three business days prior to the distribution and ending on the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for SpinCo common stock that will be distributed to holders of Jacobs common stock on the distribution date. If you owned Jacobs common stock at the close of business on the record date for the distribution, you would be entitled to SpinCo common stock distributed pursuant to the distribution. You may trade this entitlement to shares of SpinCo common stock, without trading the Jacobs common stock you own, on the “when-issued” market. On the first trading day following the distribution, “when-issued” trading with respect to SpinCo common stock will end, and “regular-way” trading with respect to SpinCo common stock will begin.

Conditions to the Distribution

The distribution will be effective at [    ], Eastern Time, on [    ], 2024, which is the distribution date, provided that the conditions set forth in the separation and distribution agreement have been satisfied (or waived by Jacobs in its sole and absolute discretion, except the condition that the SEC has declared effective the registration statement, which may not be waived without Amentum’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to the termination of the merger agreement), including, among others:

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the SEC declaring effective the registration statement of which this information statement forms a part in accordance with the Exchange Act; there being no order suspending the effectiveness of the registration statement in effect; and there being no proceedings for such purposes instituted or threatened by the SEC;

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the completion of the internal reorganization substantially in accordance with the separation step plan as set forth under the merger agreement (other than any steps that are expressly contemplated to occur at or after the distribution);

•	the SpinCo common stock increase and SpinCo making the SpinCo cash payment;

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the receipt of one or more opinions from an independent appraisal firm to the Jacobs Board of Directors as to the solvency of SpinCo and the solvency and surplus of Jacobs, in each case after giving effect to the consummation of the SpinCo financing, the SpinCo cash payment and the consummation of the distribution, in form and substance reasonably acceptable to Jacobs in its sole discretion, and such opinions shall not have been withdrawn, rescinded or modified in any respect materially adverse to Jacobs;

•	the receipt by Jacobs of the distribution tax opinions;

•	the receipt by Jacobs and continuing validity of the IRS ruling (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing);

•	the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•

the satisfaction of the closing conditions set forth in the merger agreement (see below), other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be consummated and those conditions that, by their nature, are to be satisfied substantially contemporaneously with the distribution and/or the merger, provided that such conditions are capable of being satisfied at such time; and

•

Amentum making an irrevocable confirmation to Jacobs that each condition to Amentum’s obligations to effect the merger has been satisfied, will be satisfied at the time of the distribution and/or the merger, or has been waived by Amentum (other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be consummated).

Jacobs will have sole and absolute discretion to waive any of the conditions to the distribution, except the condition that the SEC has declared effective the registration statement, which may not be waived without Amentum’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to the termination of the merger agreement. Jacobs does not intend to notify its shareholders of any modifications to the terms of the separation, the distribution or the merger that, in the judgment of its Board of Directors, are not material. For example, the Jacobs Board of Directors might consider material such matters as significant changes to the distribution ratio and the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Jacobs Board of Directors determines that any modifications by Jacobs materially change the material terms of the distribution, Jacobs will notify Jacobs’ shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating or otherwise making available a supplement to this information statement.

Conditions to the Merger

The merger will be effective at [    ], Eastern Time, on [    ], 2024, provided that the conditions set forth in the merger agreement have been satisfied (or waived by Jacobs in its sole and absolute discretion), including, among others:

•	the expiration or termination of the HSR waiting period, which expired on February 16, 2024, and receipt of certain regulatory approvals, each of which has been received prior to the date hereof;

•	the internal reorganization and distribution as contemplated by the separation and distribution agreement having been consummated in all material respects;

•

the effectiveness of the registration statement in accordance with the Exchange Act, and there being no stop order by the SEC or any actual or threatened proceedings by a governmental authority seeking such stop order;

•	there being no law or injunction restraining, enjoining or prohibiting the consummation of the internal reorganization, the distribution or the merger; and

•	the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to the Obligations of SpinCo and Jacobs

Our and Jacobs’ obligations to consummate the merger are subject to the fulfillment of the following additional conditions:

•

each of Amentum and Amentum Equityholder performing and complying in all material respects with their respective obligations, covenants and agreements required under the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	the accuracy of the representations and warranties of Amentum and Amentum Equityholder (subject to certain materiality or other qualifications);

•	the delivery of a certificate signed by an executive officer of Amentum and Amentum Equityholder to the effect that the relevant conditions set forth in the preceding two bullets have been satisfied;

•	the receipt of a merger tax opinion from Wachtell Lipton;

•

Jacobs’ receipt of the IRS ruling, which IRS ruling continues to be valid and in full force and effect (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing); and

•

Amentum and Amentum Equityholder’s execution and delivery of the applicable transaction documents and material compliance with the obligations, covenants and agreements thereunder, and each agreement being in full force and effect.

Additional Conditions to the Obligations of Amentum and Amentum Equityholder

Amentum’s obligations to consummate the merger are subject to the fulfillment of the following additional conditions:

•

each of SpinCo and Jacobs performing and complying in all material respects with their respective obligations, covenants and agreements required under the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	the accuracy of the representations and warranties of SpinCo and Jacobs (subject to certain materiality or other qualifications);

•

the delivery of a certificate signed by an executive officer of Jacobs to the effect that the relevant conditions set forth in the two preceding bullets have been satisfied and the internal reorganization and the distribution and the other transactions contemplated by the separation and distribution agreement to occur prior to the distribution shall have been consummated;

•

SpinCo’s and Jacobs’ execution and delivery of the applicable transaction documents and material compliance with the obligations, covenants and agreements thereunder, and each agreement being in full force and effect; and

•	the receipt of a merger tax opinion from Cravath.

Each party may waive any of the conditions to its obligations to consummate the merger to the extent permitted by applicable law.

Corporate Information

SpinCo was incorporated in Delaware for the purpose of holding the SpinCo Business in connection with the separation and distribution described in this information statement. Prior to the transfer of the SpinCo Business to SpinCo by Jacobs, which will occur prior to the distribution, SpinCo will have no operations other than those incidental to the separation. The address of Combined Co’s principal executive offices will be 4800 Westfields Blvd., Suite 400, Chantilly, VA 20151. Its telephone number after the distribution will be (703) 579-0410. Combined Co’s internet site after the closing will be www.amentum.com/investor-relations. This website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Regulatory Approvals

The merger is subject to the HSR Act, which provides that certain transactions may not be completed until Notification and Report Forms are furnished to the Antitrust Division of the DOJ and the U.S. Federal Trade Commission and the applicable HSR waiting period is terminated or expires. Each of Amentum and Jacobs filed their respective Notification and Report Form pursuant to the HSR Act and the applicable HSR waiting period expired on February 16, 2024.

The merger is also subject to certain other regulatory approvals, each of which has been received prior to the date of this information statement.

Reasons for Furnishing This Information Statement

We are furnishing this information statement solely to provide information to Jacobs’ shareholders who will receive shares of our common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold, or sell any of our securities or any securities of Jacobs. No Jacobs shareholder approval is required or sought for the distribution, and you are not being asked for a proxy.

DIVIDEND POLICY

After the separation and distribution, we do not expect to declare or pay any cash dividends on our common stock. Any future determination as to the timing, declaration, amount and payment of any dividends will be within the discretion of our Board of Directors, and will depend upon, among other things, our financial condition, earnings, capital requirements of our operating subsidiaries, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by our Board of Directors, including legal and contractual restrictions. Moreover, if we determine to pay any dividends in the future, we cannot assure you that we will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization of the SpinCo Business and Amentum as of June 28, 2024, on a historical basis and an unaudited pro forma basis to give effect to the separation and distribution, the merger and the Amentum refinancing transactions, as if they had occurred on June 28, 2024. The historical combined balance sheet data in the following table are derived from the unaudited condensed combined financial statements of the SpinCo Business and the unaudited condensed consolidated financial statements of Amentum that are included elsewhere in this information statement. The unaudited pro forma combined financial information was prepared using the purchase method of accounting, with Amentum treated as the “acquirer” of SpinCo for accounting purposes. The merger transaction accounting adjustments presented below includes the impact of preliminary purchase accounting adjustments. The information presented below does not necessarily reflect what the cash and cash equivalents and capitalization of Combined Co would have been if the transactions had been completed as of June 28, 2024. In addition, the information presented below is not indicative of the future cash and cash equivalents and capitalization of the SpinCo Business, Amentum or Combined Co and may not reflect the cash and cash equivalents and capitalization that would have resulted if Combined Co had operated as an independent, publicly traded company as of June 28, 2024. The pro forma information presented below is derived from the “Unaudited Pro Forma Condensed Combined Financial Statements” that are included elsewhere in this information statement. The following table should be read in conjunction with the sections of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business”, as well as the historical unaudited condensed combined financial statements of the SpinCo Business and the notes thereto and the historical unaudited condensed consolidated financial statements of Amentum and the notes thereto that are included elsewhere in this information statement.

	As of June 28, 2024
(in millions)	SpinCo, As Reclassified	Effect of Separation and Distribution on SpinCo	Adjusted SpinCo Following Separation and Distribution	Amentum	Merger Transaction Accounting Adjustments	Financing Adjustments	Pro Forma for Separation and Distribution, Merger and Financing
Cash and cash equivalents	$196	$93	$289	$271	$235	$(370)	$425

Current portion of long-term debt	$—	$—	$—	$42	$—	$(32)	$10
Long-term debt, net of current portion	—	1,093	1,093	3,905	—	(330)	4,668

Total indebtedness	$—	$1,093	$1,093	$3,947	$—	$(362)	$4,678
Common stock ($0.01 par value per share, 1,000,000,000 shares authorized, 243,293,457 shares issued and outstanding, in each case, pro forma for distribution and merger)	—	—	—	—	2	—	2
Members’ equity	3,317	(1,015)	2,302	223	(2,525)	—	—
Additional paid-in capital	—	—	—	—	4,763	—	4,763
Accumulated other comprehensive income	(109)	—	(109)	41	109	—	41
Total stockholders’ equity attributable to common stockholders	3,208	(1,015)	2,193	264	2,349	—	4,806
Noncontrolling interests	43	—	43	37	—	—	80
Total stockholders’ equity	3,251	(1,015)	2,236	301	2,349	—	4,886

Total capitalization	$3,251	$78	$3,329	$4,248	$2,349	$(362)	$9,564

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF THE SPINCO BUSINESS

The summary historical combined statement of operations data of the SpinCo Business for the three and nine months ended June 28, 2024 and June 30, 2023 and the fiscal years ended September 29, 2023, September 30, 2022 and October 1, 2021, the summary historical combined statement of cash flows data for the nine months ended June 28, 2024 and June 30, 2023 and the fiscal years ended September 29, 2023, September 30, 2022 and October 1, 2021 and the summary historical combined balance sheet data as of June 28, 2024, September 29, 2023 and September 30, 2022 set forth below have been derived from the audited combined financial statements and the unaudited condensed combined financial statements of the SpinCo Business that are included elsewhere in this information statement. The SpinCo Business believes these condensed combined financial statements include all normal recurring adjustments necessary to fairly present the results of the interim periods. The summary historical combined financial data of the SpinCo Business does not necessarily reflect what the results of operations and financial position of the SpinCo Business would have been if the transactions had been completed as of the periods presented and Combined Co had been operated as an independent, publicly traded company during such periods. In addition, the summary historical combined financial data of SpinCo does not reflect changes that we expect the SpinCo Business to experience in the future as a result of the transactions, including changes in the financing, operations, cost structure and personnel needs of the SpinCo Business. Further, the summary historical combined financial data of the SpinCo Business includes allocations of certain Jacobs corporate expenses. The management of the SpinCo Business believes the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expense may not be indicative of the actual level of expense that the SpinCo Business would have incurred if transactions had been completed as of the periods presented and Combined Co had been operated as an independent, publicly traded company or of the costs expected to be incurred in the future. Accordingly, these historical results should not be relied upon as indicators of future performance. The summary historical combined financial data of the SpinCo Business should be read in conjunction with the section of this information statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business” as well as the audited combined financial statements and the unaudited condensed combined financial statements of the SpinCo Business and the notes thereto that are included elsewhere in this information statement.

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
(in millions)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Combined Statement of Operations data:
Revenues	$1,355	$1,398	$4,137	$4,059
Affiliate revenue	3	3	9	7
Direct cost of contracts	(1,151)	(1,194)	(3,540)	(3,488)
Affiliate direct cost of contracts	(6)	(5)	(19)	(14)

Gross Profit	201	202	587	564
Selling, general and administrative expense	(116)	(114)	(323)	(333)

Operating Profit	85	88	264	231
Other Income (Expense):
Interest income	2	1	4	2
Miscellaneous income (expense), net	(1)	(2)	(2)	(2)
Affiliate interest income	—	—	1	1

Total other income (expense), net	1	(1)	3	1

Earnings Before Taxes	86	87	267	232
Income tax expense	(22)	(21)	(67)	(56)

Net Earnings	64	66	200	176
Net Earnings attributable to noncontrolling interests	(4)	(4)	(10)	(10)

Net Earnings Attributable to SpinCo Business	60	62	190	166

Combined Statements of Cash Flows data:
Cash Flows provided by Operating Activities			$247	$173
Cash Flows used for Investing Activities			77	(12)
Cash Flows used for Financing Activities			(287)	(170)

	For the Fiscal Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
(in millions)
Combined Statement of Operations data:
Revenues	$5,525	$5,176	$5,080
Affiliate revenue	11	7	12
Direct cost of contracts	(4,746)	(4,414)	(4,289)
Affiliate direct cost of contracts	(19)	(15)	(16)

Gross Profit	771	754	787
Selling, general and administrative expense	(443)	(467)	(452)

Operating Profit	328	287	355
Other Income (Expense):
Interest income	3	1	2
Miscellaneous income (expense), net	(10)	13	(50)
Affiliate interest income	2	3	5

Total other income (expense), net	(5)	17	(43)

Earnings Before Taxes	323	304	292
Income tax expense	(77)	(66)	(85)

Net Earnings	246	238	207
Net Earnings attributable to noncontrolling interests	(13)	(15)	(8)

Net Earnings Attributable to SpinCo Business	233	223	199

Combined Statements of Cash Flows data:
Cash Flows provided by Operating Activities	$278	$193	$245
Cash Flows (used for) provided by Investing Activities	(65)	45	(272)
Cash Flows (used for) provided by Financing Activities	(272)	(179)	14

	As of
	June 28, 2024	September 29, 2023	September 30, 2022
(in millions)	(Unaudited)
Combined Balance Sheet data:
Current Assets	$1,312	$1,305	$1,359
Noncurrent Assets	2,740	2,862	2,861

Total Assets	$4,052	$4,167	$4,220

Current Liabilities	$629	$664	713
Noncurrent Liabilities	172	185	206

Total Liabilities	$801	$849	$919

SUMMARY HISTORICAL FINANCIAL DATA OF AMENTUM

The summary historical consolidated statement of operations data of Amentum for the three and nine months ended June 28, 2024 and June 30, 2023 and the fiscal years ended September 29, 2023, September 30, 2022 and October 1, 2021, the summary historical consolidated statement of cash flows for the nine months ended June 28, 2024 and June 30, 2023 and the fiscal years ended September 29, 2023, September 30, 2022 and October 1, 2021 and the summary historical consolidated balance sheet data as of June 28, 2024, September 29, 2023 and September 30, 2022 set forth below have been derived from the audited consolidated financial statements and the unaudited condensed consolidated financial statements of Amentum that are included elsewhere in this information statement. Amentum believes these condensed combined financial statements include all normal recurring adjustments necessary to fairly present the results of the interim periods. The summary historical consolidated financial data of Amentum does not necessarily reflect what the results of operations and financial position of Amentum would have been if the transactions had been completed as of the periods presented and the combined business had been operated as a publicly traded company during such periods. In addition, the summary historical consolidated financial data of Amentum does not reflect changes that we expect Amentum to experience in the future as a result of the transactions, including changes in the financing, operations, cost structure and personnel needs of Amentum. Accordingly, these historical results should not be relied upon as indicators of future performance. The summary historical consolidated financial data of Amentum should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business”, as well as the audited consolidated financial statements and the unaudited condensed consolidated financial statements of Amentum and the notes thereto that are included elsewhere in this information statement.

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(in thousands)
Results of Operations:
Revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160
Cost of revenues	(1,936,244)	(1,779,629)	(5,576,680)	(5,188,709)
Amortization of intangibles	(57,071)	(74,469)	(171,035)	(223,777)
Selling, general, and administrative expenses	(77,034)	(60,204)	(215,849)	(198,277)
Earnings from equity method investments	17,444	17,352	51,379	45,952
Goodwill impairment charges	—	—	—	(186,381)

Operating income (loss)	89,019	59,525	263,695	(23,032)
Interest expense, net	(110,980)	(90,263)	(332,946)	(285,428)

(Loss) before income taxes	(21,961)	(30,738)	(69,251)	(308,460)
Benefit (provision) for income taxes	(2,210)	707	(36,089)	10,563

Net (loss)	(24,171)	(30,031)	(105,340)	(297,897)

Noncontrolling interests	(1,457)	(2,889)	(2,861)	(9,886)

Net (loss) attributable to Amentum	$(25,628)	$(32,920)	$(108,201)	$(307,783)

Cash Flow Data:
Net cash provided by (used in) operating activities			159,991	(65,153)
Net cash (used in) investing activities			(8,386)	(11,672)
Net cash (used in) financing activities			(189,267)	(97,156)

	For the Fiscal Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
(in thousands)
Results of Operations:
Revenues	$7,864,933	$7,675,956	$5,886,978
Cost of revenues	(7,083,326)	(6,905,231)	(5,253,145)
Amortization of intangibles	(298,258)	(272,178)	(228,717)
Selling, general, and administrative expenses	(296,552)	(340,111)	(249,352)
Earnings from equity method investments	56,127	38,460	10,992
Goodwill impairment charges	(186,381)	(107,961)	—

Operating income	56,543	88,935	166,756
Interest expense, net	(396,920)	(153,119)	(137,720)

(Loss) income before income taxes	(340,377)	(64,184)	29,036
Benefit (provision) for income taxes	18,979	(14,114)	4,654

Net (loss) income	(321,398)	(78,298)	33,690
Noncontrolling interests	7,698	(6,125)	(32,795)

Net (loss) income attributable to Amentum	$(313,700)	$(84,423)	$895

Cash Flow Data:
Net cash provided by operating activities	$67,394	$126,019	$247,118
Net cash (used in) investing activities	(17,526)	(1,786,834)	(1,027,654)
Net cash (used in) provided by financing activities	(111,827)	1,724,227	867,624

	As of
	June 28, 2024	September 29, 2023	September 30, 2022
(in thousands)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$271,052	$304,835	$366,196
Goodwill	2,890,785	2,890,785	3,001,818
Total assets	6,069,238	6,412,953	6,896,643
Long-term debt, including current portion	3,947,293	4,112,119	4,186,201
Total liabilities	5,767,963	5,997,776	6,190,914
Total equity	301,275	415,177	705,729

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements and notes thereto of Combined Co present the unaudited pro forma condensed combined balance sheet as of June 28, 2024, and the unaudited pro forma condensed combined statements of operations for the nine months ended June 28, 2024, and for the year ended September 29, 2023. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” in order to give effect to the Pro Forma Transactions (as defined and described below) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements of Combined Co.

The unaudited pro forma condensed combined statement of operations for the nine months ended June 28, 2024, has been derived from the historical unaudited condensed combined statement of operations of the SpinCo Business and the historical unaudited condensed consolidated statement of operations of Amentum for the nine months ended June 28, 2024, which are included elsewhere in this information statement.

The unaudited pro forma condensed combined balance sheet as of June 28, 2024, has been derived from the historical unaudited condensed combined balance sheet of the SpinCo Business and the historical unaudited condensed consolidated balance sheet of Amentum as of June 28, 2024, which are included elsewhere in this information statement.

The unaudited pro forma condensed combined statements of operations for the year ended September 29, 2023, and nine months ended June 28, 2024, give effect to the separation and distribution, the merger and the Amentum refinancing transactions (as further described below and jointly referred to as the “Pro Forma Transactions”) as if they occurred as of October 1, 2022. The unaudited pro forma condensed combined balance sheets as of June 28, 2024, give effect to the transactions as if they had occurred on June 28, 2024.

The unaudited pro forma condensed combined statements of operations for the nine months ended June 28, 2024, and for the year ended September 29, 2023, and the unaudited pro forma condensed combined balance sheet as of June 28, 2024, have been prepared reflecting the acquisition method of accounting, with Amentum treated as the “acquirer” of SpinCo for accounting purposes. Under the acquisition method of accounting, the assets acquired and liabilities assumed of SpinCo will be recorded at fair value at the acquisition date. As of the date of this information statement, Amentum has used currently available information to determine the preliminary fair value estimates of the assets acquired and liabilities assumed. As a result of the foregoing, the transaction accounting adjustments are preliminary and subject to change as additional information becomes available and additional analysis is performed.

The unaudited pro forma condensed combined financial statements have been adjusted to give effect to the Pro Forma Transactions, including the following adjustments:

Effect of Separation and Distribution on SpinCo

•	The contribution of the CMS Business and the C&I Business by Jacobs to SpinCo;

•

the effect of SpinCo’s anticipated post-separation capital structure, including the incurrence of indebtedness of approximately $1,130 million in aggregate principal amount (the “SpinCo term facility” as described herein) and the distribution of approximately $1,000 million of the proceeds thereof to Jacobs in connection with the transactions; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

Merger Transaction Accounting

•	The merger of SpinCo with Amentum in a Reverse Morris Trust transaction, with Amentum treated as the “acquirer” of SpinCo for accounting purposes and Combined Co surviving the merger. Following the merger, Jacobs and its shareholders are expected to own between 58.5% and 63.0% of Combined Co’s outstanding shares of common stock, and Amentum will own no less than 37.0% of Combined Co’s outstanding shares. The ownership by Jacobs and Amentum, respectively, will be determined based on the extent to which the SpinCo Business meets certain operating profit targets in fiscal year 2024;

•	the contribution by Amentum’s existing shareholders of an amount equal to $235.0 million, immediately prior to the merger; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

Financing Adjustments

•

The issuance of $1,000 million aggregate principal amount of 7.250% senior notes due 2032 (the “Amentum notes”) by Amentum Escrow Corporation, a Delaware corporation and newly formed wholly-owned indirect subsidiary of Amentum (the “escrow issuer”), which notes offering closed on August 13, 2024;

•

the entry into the new Amentum credit agreement consisting of a first lien term facility of approximately $3,750 million maturing 2031 (inclusive of the SpinCo term facility, as described herein) and a first lien revolving facility of approximately $850 million maturing 2029 (the “new Amentum credit agreement”);

•

The SpinCo term facility (comprised of $1,130 million of senior secured first lien term loans) has been reflected in the “Effect of Separation and Distribution on SpinCo” columns of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations given that it is a consequence of the effects of the reorganization. The remainder of the senior secured first lien term loans (or $2,620 million of senior secured first lien term loans) under the new Amentum credit agreement are reflected in the “Financing Adjustments” columns of the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations;

•	the merger of the escrow issuer with and into SpinCo with SpinCo continuing as the surviving company and becoming the issuer of the Amentum notes; and

•

the net proceeds of the Amentum notes and the term facilities under the new Amentum credit agreement (not including the proceeds of the SpinCo term facility) being used to repay any remaining outstanding borrowings under the existing Amentum credit facilities and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities.

For additional information on the Amentum notes and the new Amentum credit agreement, see the section entitled “Description of Material Indebtedness” in this information statement.

The tax matters agreement, stockholders agreement, registration rights agreement and certain other ancillary transaction agreements have not yet been executed. Although those agreements have not yet been executed, the material terms of such agreements have been agreed and such agreements are not expected to result in any material incremental recurring income or expenses to Combined Co following the consummation of the separation and distribution and the merger (relative to the income and expenses allocated to the SpinCo Business in the preparation of its historical combined financial statements). Accordingly, the pro forma condensed combined financial statements do not reflect any adjustments to reflect those agreements. After the separation, subject to the terms of the separation and distribution agreement, all costs and expenses related to ongoing support of a standalone company, including certain one-time separation costs incurred after the distribution date, will be the responsibility of Combined Co.

The unaudited pro forma condensed combined financial information is for informational purposes only and does not purport to represent what Combined Co’s financial position and results of operations actually would have been had the separation and distribution of SpinCo and the merger occurred on the dates indicated, or to project Combined Co’s financial performance for any future period. The pro forma adjustments are based on the information currently available, and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed consolidated combined financial information. The audited annual combined financial statements of the SpinCo Business have been derived from Jacobs’ historical accounting records and reflect certain allocations of expenses. All of the allocations and estimates in such financial statements are based on assumptions that Jacobs’ management believes are reasonable. The historical combined financial statements of the SpinCo Business, which were the basis for the unaudited pro forma condensed combined financial information, were prepared on a carve-out basis as we did not operate as a standalone combined entity for the periods presented. Accordingly, such financial information does not purport to reflect the financial position or results of operations of Combined Co had it been a standalone company during the periods or at the dates presented.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, or any anticipated costs of operating as a standalone company, dis-synergies, revenue enhancements, cost savings or operational efficiencies that may result from the separation and distribution or the merger. No assurances of the timing or the amount of any cost synergies able to be captured, or the costs necessary to achieve those cost synergies, can be provided.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical combined financial statements, “Capitalization,” “Summary Historical Combined Financial Data of the SpinCo Business,” “Summary Historical Financial Data of Amentum,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Amentum Business” and “Description of Material Indebtedness” included elsewhere in this information statement.

AMENTUM PARENT HOLDINGS LLC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 28, 2024

(in millions)

		Effects of Reorganization
	Amentum	SpinCo, As Reclassified (Note 3)	Effect of Separation and Distribution on SpinCo	Item in Note 4	Adjusted SpinCo Following Separation and Distribution	Merger Transaction Accounting Adjustments	Item in Note 5	Financing Adjustmentsg	Item in Note 6	Pro Forma for Separation and Distribution, Merger and Financing
ASSETS
Current assets:
Cash and cash equivalents	$271	$196	$93	A	$289	$235	A	$(370)	A	$425
Accounts receivable, net	1,410	1,079	(5)	B	1,074	—		—		2,484
Prepaid expenses and other current assets	160	37	—		37	—		—		197

Total current assets	1,842	1,312	88		1,400	235		(370)		3,106

Property, plant and equipment, net	74	71	—		71	—		—		145
Operating lease right- of-use assets	159	82	—		82	12	B	—		253
Equity method investments	112	26	—		26	—		—		138
Goodwill	2,891	2,230	—		2,230	791	C	—		5,912
Intangible assets, net	819	276	—		276	1,534	D	—		2,629
Other long- term assets	172	55	(15)	B	40	—	E	8	B	220

Total assets	$6,069	$4,052	$73		$4,125	$2,572		$(362)		$12,403

LIABILITIES
Current liabilities:
Current portion of long-term debt	$42	$—	$—		$—	$—		$(32)	C	$10
Accounts payable	537	201	(5)	B	196	34	F	—		767
Accrued compensation and benefits	424	224	—		224	—		—		648
Contract liabilities	99	48	—		48	—		—		147
Other accrued liabilities	223	132	—		132	—		—		355
Current portion of operating lease liabilities	45	24	—		24	—		—		69

Total current liabilities	1,371	629	(5)		624	34		(32)		1,996

Long-term debt, net of current portion	3,905	—	1,093	C	1,093	—		(330)	D	4,668
Operating lease liabilities	127	70	—		70	—		—		197
Deferred tax liabilities	123	93	—		93	189	E	—		405

		Effects of Reorganization
	Amentum	SpinCo, As Reclassified (Note 3)	Effect of Separation and Distribution on SpinCo	Item in Note 4	Adjusted SpinCo Following Separation and Distribution	Merger Transaction Accounting Adjustments	Item in Note 5	Financing Adjustmentsg	Item in Note 6	Pro Forma for Separation and Distribution, Merger and Financing
Other long- term liabilities	242	9	—		9	—		—		251

Total liabilities	$5,768	$801	$1,088		$1,889	$223		$(362)		$7,517

EQUITY
Common stock ($0.01 par value per share, 1,000,000,000 shares authorized, 243,293,457 shares issued and outstanding, in each case, pro forma for distribution and merger)	$—	$—	$—		$—	$2	G	$—		$2
Members’ equity	223	3,317	(1,015)	D	2,302	(2,525)	G	—		—
Additional paid-in capital	—	—	—		—	4,763	G	—		4,763
Accumulated other comprehensive income	41	(109)	—		(109)	109	G	—		41

Total stockholders’ equity attributable to common stockholders	264	3,208	(1,015)		2,193	2,349		—		4,806

Noncontrolling interests	37	43	—		43	—		—		80

Total stockholders’ equity	301	3,251	(1,015)		2,236	2,349		—		4,886

Total liabilities and stockholders’ equity	$6,069	$4,052	$73		$4,125	$2,572		$(362)		$12,403

See accompanying notes to unaudited pro forma financial information

AMENTUM PARENT HOLDINGS LLC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED JUNE 28, 2024

(in millions, except share and per share data)

		Effects of Reorganization
	Amentum	SpinCo, As Reclassified (Note 3)	Effect of Separation and Distribution on SpinCo	Item in Note 4	Adjusted SpinCo Following Separation and Distribution	Merger Transaction Accounting Adjustments	Item in Note 5	Financing Adjustments	Item in Note 6	Pro Forma for Separation and Distribution, Merger and Financing
Revenues	$6,176	$4,117	$—		$4,117	$—		$—		$10,293
Cost of revenues	(5,577)	(3,648)	—		(3,648)	—		—		(9,225)
Amortization of intangibles	(171)	(43)	—		(43)	(135)	H	—		(349)
Selling, general and administrative expenses	(216)	(191)	—		(191)	2	I, J	—		(405)
Earnings from equity method investments	51	29	—		29	—		—		80

Operating income	263	264	—		264	(133)		—		394
Interest expense, net	(333)	3	(68)	E, F	(65)	—		149	E	(249)

Income (loss) before income taxes	(70)	267	(68)		199	(133)		149		145
(Provision) benefit for income taxes	(36)	(67)	16	G	(51)	84	K	(36)	F	(39)

Net (loss) income	(106)	200	(52)		148	(49)		113		106
Noncontrolling interests	(3)	(10)	—		(10)	—		—		(13)

Net (loss) income attributable to common stockholders	$(109)	$190	$(52)		$138	$(49)		$113		$93

Amounts available to common stockholders per common share:										(Note 7)
Basic and diluted										$0.38
Weighted average common shares outstanding:										(Note 7)
Basic and diluted										243,293,457

See accompanying notes to unaudited pro forma financial information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 29, 2023

(in millions, except share and per share data)

		Effects of Reorganization
	Amentum	SpinCo, As Reclassified (Note 3)	Effect of Separation and Distribution on SpinCo	Item in Note 4	Adjusted SpinCo Following Separation and Distribution	Merger Transaction Accounting Adjustments	Item in Note 5	Financing Adjustments	Item in Note 6	Pro Forma for Separation and Distribution and Merger
Revenues	$7,865	$5,506	$—		$5,506	$—		$—		$13,371
Cost of revenues	(7,083)	(4,879)	—		(4,879)	—		—		(11,962)
Amortization of intangibles	(298)	(56)	—		(56)	(195)	H	—		(549)
Selling, general and administrative expenses	(297)	(273)	—		(273)	(32)	I, J	—		(602)
Earnings from equity method investments	56	30	—		30	—		—		86
Goodwill impairment charges	(186)	—	—		—	—		—		(186)

Operating income	57	328	—		328	(227)		—		158
Interest expense, net	(397)	(5)	(92)	E, F	(97)	—		150	E	(344)

Income (loss) before income taxes	(340)	323	(92)		231	(227)		150		(186)
Benefit (provision) for income taxes	19	(77)	22	G	(55)	76	K	(36)	F	4

Net (loss) income	(321)	246	(70)		176	(151)		114		(182)
Noncontrolling interests	8	(13)	—		(13)	—		—		(5)

Net (loss) income attributable to common stockholders	$(313)	$233	$(70)		$163	$(151)		$114		$(187)

Amounts available to common stockholders per common share:										(Note 7)
Basic and diluted										$(0.77)
Weighted average common shares outstanding:										(Note 7)
Basic and diluted										243,293,457

See accompanying notes to unaudited pro forma financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF COMBINED CO

(in millions, except share and per share data)

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of Amentum and the SpinCo Business referenced below:

•

Amentum’s unaudited consolidated financial statements and the notes thereto as of and for the nine months ended June 28, 2024, and audited consolidated financial statements and the notes thereto as of and for the year ended September 29, 2023, included elsewhere in this information statement.

•

The SpinCo Business’s unaudited combined financial statements and the notes thereto as of and for the nine months ended June 28, 2024, and audited combined financial statements and the notes thereto as of and for the year ended September 29, 2023, included elsewhere in this information statement.

The historical combined financial statements of the SpinCo Business have been derived from the consolidated financial statements and accounting records of Jacobs, as if SpinCo Business’s operations had been conducted independently from those of Jacobs. The combined financial statements of the SpinCo Business are presented on a “carve-out” basis in accordance with U.S. GAAP. The historical combined balance sheets include all assets and liabilities that reside within the SpinCo Business legal entities. Assets and liabilities in shared entities were included in the historical combined balance sheets to the extent the asset or liability is primarily used by the SpinCo Business. The historical combined statements of operations include all revenues and costs directly attributable to the SpinCo Business, as well as an allocation of expenses related to corporate finance, human resources, business development, legal, treasury, real estate, external affairs, compliance, and other shared services. Expenses that are specifically identifiable to the SpinCo Business are directly recorded to the combined statement of operations. The remaining expenses are allocated on the basis of the relative percentage of revenues, direct expenses, headcount, or capital assets. The SpinCo Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the SpinCo Business. These allocations may not reflect the expenses Combined Co would have incurred as a standalone entity for the periods presented. As a result, the combined financial statements may not be indicative of Combined Co’s financial condition, results of operations or cash flows had it operated as a standalone entity during the periods presented, and the results stated in the combined financial statements are not indicative of Combined Co’s future financial condition, results of operations or cash flows.

Following the Pro Forma Transactions, the SpinCo Business will need to replace the shared services received from Jacobs either by obtaining them internally from Amentum’s existing services or by obtaining them from unaffiliated third parties. These services include certain corporate level functions, the effective and appropriate performance of which is critical to the operations of Combined Co following the transactions. Jacobs will provide certain services on a transitional basis pursuant to the transition services agreement. Such services generally will commence on the distribution date and terminate no later than 24 months following the distribution date. Following the transactions, Combined Co may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the SpinCo Business previously received from Jacobs.

The unaudited pro forma condensed combined statement of operations for the year ended September 29, 2023, and nine months ended June 28, 2024, as well as the unaudited pro forma condensed combined balance sheet as of June 28, 2024, have been prepared reflecting the acquisition method of accounting, with Amentum treated as the “accounting acquirer” of SpinCo for accounting purposes. The assets and liabilities of the SpinCo Business have been measured at fair value, based on various preliminary estimates using assumptions that Amentum’s management believes are reasonable utilizing information currently available. As of the date of this information statement, the accompanying unaudited pro forma purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are completed. The potential changes to the purchase price allocation and related pro forma adjustments could be material.

Note 2 — Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in Amentum’s audited consolidated financial statements as of and for the year ended September 29, 2023, and Amentum’s unaudited consolidated financial statements as of and for the nine months ended June 28, 2024. Amentum’s management has preliminarily determined that there were no significant accounting policy differences between Amentum and the SpinCo Business and, therefore, no adjustments were made to conform the SpinCo Business’s financial statements to the accounting policies used by Amentum in the preparation of the unaudited pro forma condensed combined financial statements.

Upon consummation of the merger, as part of the application of ASC 805, Amentum will continue to conduct a more detailed review of the SpinCo Business to determine if differences in accounting policies require further reclassification or adjustment of the SpinCo Business’s results of operations, assets or liabilities to conform to Amentum’s accounting policies and classifications. Therefore, Amentum may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 — Reclassification Adjustments

Balance Sheet

The SpinCo Business’s balance for accounts receivables and contract assets and a portion of the SpinCo Business’s balance for affiliate receivables, previously disclosed as separate components of the SpinCo Business’s combined balance sheet, have been reclassified to accounts receivable, net, as follows (in millions):

June 28, 2024
Accounts receivables and contract assets	$1,074
Affiliate receivables	5

Accounts receivable, net	$1,079

The SpinCo Business’s balance for prepaid expenses and other and the remaining portion of the SpinCo Business’s balance for accounts receivables and contract assets relating to certain SpinCo Business contract assets, previously disclosed as separate components of the SpinCo Business’s combined balance sheet, have been reclassified to prepaid expenses and other current assets, as follows (in millions).

June 28, 2024
Prepaid expenses and other	$33
Accounts receivables and contract assets	4

Prepaid expenses and other current assets	$37

The SpinCo Business’s balance for its unconsolidated joint ventures accounted for under the equity method of $26 million has been reclassified from miscellaneous to equity method investments.

The SpinCo Business’s balances for deferred income tax assets, affiliate long-term receivable, and the remaining portion of miscellaneous, excluding the balance attributable to unconsolidated joint ventures accounted for under the equity method, previously disclosed as separate components of the SpinCo Business’s combined balance sheet, have been reclassified to other long-term assets, as follows (in millions):

June 28, 2024
Deferred income tax assets	$4
Affiliate long-term receivable	15
Miscellaneous	36

Other long-term assets	$55

The SpinCo Business’s balance for affiliate accounts payable of $5 million, previously disclosed as a separate component of the SpinCo Business’s combined balance sheet, has been reclassified to accounts payable.

The SpinCo Business’s balance for accrued liabilities of $356 million, previously disclosed as a separate component of the SpinCo Business’s combined balance sheet, consisted of $132 million reclassified to accrued compensation and benefits and the remaining $224 million reclassified to other accrued liabilities.

The SpinCo Business’s balance for operating lease liabilities of $24 million, previously disclosed as a separate component of the SpinCo Business’s combined balance sheet, has been reclassified to current portion of operating lease liabilities.

The SpinCo Business’s balance for long-term operating lease liabilities of $70 million, previously disclosed as a separate component of the SpinCo Business’s combined balance sheet, has been reclassified to operating lease liabilities.

The SpinCo Business’s balance for net parent investment of $3,317 million, previously disclosed as a separate component of the SpinCo Business’s combined balance sheet, has been reclassified to members’ equity.

Statement of Operations

The SpinCo Business’s affiliate revenue of $9 million and $11 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively, previously disclosed as a separate component on the SpinCo Business’s combined statements of operations, has been reclassified to revenues.

The SpinCo Business’s direct cost of contracts and affiliate direct cost of contracts previously disclosed as a separate component on the SpinCo Business’s combined statements of operations, has been reclassified to cost of revenues, as follows (in millions):

	June 28, 2024	September 29, 2023
Direct cost of contracts	$3,540	$4,746
Affiliate direct costs of contracts	19	19

Cost of revenues	$3,559	$4,765

The SpinCo Business’s overhead costs of $89 million and $114 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively, previously reported in selling, general and administrative (“SG&A”) expenses, has been reclassified to cost of revenues.

The SpinCo Business’s amortization of intangibles of $43 million and $56 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively, previously reported in SG&A expenses, has been reclassified to amortization of intangibles.

The SpinCo Business’s interest income, miscellaneous income (expense), net and affiliate interest income previously disclosed as a separate component on the SpinCo Business’s combined statements of operations, has been reclassified to interest expense, net, as follows (in millions):

	June 28, 2024	September 29, 2023
Interest income	$4	$3
Miscellaneous income (expense), net	(2)	(10)
Affiliate interest income	1	2

Interest expense, net	$3	$(5)

The SpinCo Business’s income from equity method joint ventures of $29 million and $30 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively, previously reported in revenue, were reclassified to earnings from equity method investments.

The SpinCo Business’s income tax expense of $67 million and $77 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively, previously disclosed as a separate component on the SpinCo Business’s combined statements of operations, were reclassified to benefit (provision) for income taxes.

Note 4 — Effects of the Separation and Distribution

Immediately prior to the merger and pursuant to the separation and distribution agreement, Jacobs will, among other things, and subject to the terms and conditions of the separation and distribution agreement, transfer the SpinCo Business to SpinCo in exchange for the assumption of liabilities by SpinCo, the SpinCo common stock increase and a cash payment of $1,000 million, subject to adjustment based on the levels of cash, debt and working capital in the SpinCo Business at closing. The SpinCo cash payment is assumed to be financed by SpinCo through a $1,130 million senior secured first lien term loan facility. The interest rate, maturity and other terms of the long-term debt of SpinCo at the time of the transactions will depend on the type, amount and timing of borrowings SpinCo undertakes in connection with the transactions, but for purposes of these pro forma financial statements have been estimated based on the terms of the new SpinCo credit agreement.

In connection with the Pro Forma Transactions, a portion of each unvested Jacobs RSU held by SpinCo employees or Transferring Directors will accelerate and vest and be settled in shares of Jacobs common stock shortly prior to the record date for the distribution. The portion that remains unvested will convert to SpinCo RSUs in a manner intended to preserve its value (with any applicable performance metrics deemed met based on actual performance for the portion of the performance period that has elapsed prior to the record date for the distribution) and continue to vest based on service to SpinCo. All Jacobs RSUs held by Transferring Directors will accelerate in full and vest and be settled in Jacobs common stock shortly prior to the record date for the Distribution. Additional details regarding the accelerated vesting and conversion are provided in the section of this information statement entitled “Treatment of Jacobs Equity Awards Held by SpinCo Employees and Transferring Directors.” SpinCo expects to incur incremental stock compensation costs in the first year following the closing of the Pro Forma Transactions, in connection with the converted RSUs and any equity awards issued to SpinCo employees after the distribution. No pro forma adjustments were made to the unaudited pro forma condensed combined statement of operations as the expenses associated with the treatment of the Jacobs RSUs in the Pro Forma Transactions are not material.

Balance Sheet

A.

The adjustment to cash and cash equivalents represents $1,093 million of estimated net proceeds from the SpinCo Business’s term loan borrowing, reduced by the SpinCo cash payment to Jacobs equal to $1,000 million pursuant to the separation and distribution agreement. As the actual levels of cash, debt and working capital of the SpinCo Business are not known until the closing, the pro forma adjustment assumes that the SpinCo cash payment is equal to $1,000 million, thus the actual amount may differ significantly from the amount shown herein.

Amount (in millions)
Proceeds from SpinCo Business’s Term Loan Borrowing	$1,093
SpinCo Payment	(1,000)

Pro Forma Adjustment to Cash and cash equivalents	$93

B.

The adjustments of $5 million to accounts receivable, net, $15 million to other long-term assets, and $5 million to accounts payable reflect the forgiveness of intercompany receivables and payables between the SpinCo Business and Jacobs that will be settled contemporaneously with the separation and distribution.

C.

The adjustment to long-term debt, net of current portion of $1,093 million reflects indebtedness totaling $1,130 million, net of expected loan issuance costs of $37 million, to be incurred by SpinCo to finance the SpinCo cash payment. The SpinCo term facility is expected to bear interest at the SOFR plus a spread of 2.25%, with a maturity of 7 years. For purposes of the adjustment, the unaudited pro forma financial information assumes SOFR equal to 5.36%. In connection with the entry into the merger agreement, SpinCo entered into a commitment letter with certain financial institutions pursuant to which the financial institutions party thereto severally agreed to provide a subsidiary of SpinCo, subject to certain customary conditions, a new senior secured first lien term loan facility of $1,130 million, the proceeds of which will be used by SpinCo to pay the SpinCo cash payment and to pay certain fees, premiums, expenses and other transaction costs. However, in connection with the Amentum refinancing transactions, SpinCo expects to separately document the SpinCo term facility as part of the new SpinCo credit agreement, which is expected to be superseded and replaced in its entirety by the new Amentum credit agreement and the SpinCo term facility is expected to become part of the first lien term loan facility under the new Amentum credit agreement.

D.	The adjustments to members’ equity represents the following adjustments:

Amount (in millions)
Dividend Payment to Jacobs	$(1,000)
Settlement of intercompany receivables and payables	(15)

Pro Forma Adjustment to Members’ equity	$(1,015)

Statement of Operations

E.

The adjustment to interest expense, net of $67 million and $90 million for the nine months ended June 28, 2024, and the year ended September 29, 2023, respectively, represents an estimate of interest expense calculated using the effective interest method plus related debt issuance costs on the SpinCo term facility to be incurred in connection with the merger. The adjustment to interest expense is calculated using SOFR on July 31, 2024, of 5.36% plus a spread of 2.25%. A 1/8th percentage point change to the interest rate would result in a $1 million change and a $1 million change to the interest expense adjustment for the nine months ended June 28, 2024, and the year ended September 29, 2023, respectively.

F.

The adjustment to interest expense, net of $1 million and $2 million for the nine months ended June 28, 2024, and the year ended September 29, 2023, respectively, reflects the removal of interest income associated with the intercompany receivables and payables between the SpinCo Business and Jacobs that will be settled contemporaneously with the separation and distribution.

G.

The adjustment to benefit (provision) for income taxes of $16 million and $22 million for and nine months ended June 28, 2024 and the year ended September 29, 2023, respectively, reflects an income tax benefit as a result of the incremental interest expense recognized as a result of the SpinCo indebtedness incurred to finance the SpinCo cash payment, as well as an income tax benefit as a result of the removal of interest income associated with the intercompany receivables and payables between the SpinCo Business and Jacobs that will be settled contemporaneously with the separation and distribution.

Note 5 — Merger Transaction Accounting Adjustments

Estimated Preliminary Purchase Price

The transaction between the SpinCo Business and Amentum is a reverse merger acquisition, with SpinCo representing the legal acquirer and Amentum representing the accounting acquirer. While purchase consideration transferred in a business combination is typically measured by reference to the fair value of equity issued or other assets transferred by the accounting acquirer, Amentum is not issuing any consideration in the merger. Accordingly, the fair value of the purchase consideration transferred was measured based on the number of shares of common stock Amentum would have to issue to give the shareholders of SpinCo the same ownership interest in Combined Co that results from the reverse merger acquisition. As a result of the merger, Jacobs and its shareholders are expected to own no less than 58.5% of Combined Co. At the effective time of the merger, all issued and outstanding Amentum equity interests will be converted into the right to receive, in the aggregate, (i) a number of fully paid and nonassessable shares of common stock equal to 37% of the issued and outstanding shares of common stock immediately following the merger and (ii) if applicable, any additional shares of common stock to which Amentum Equityholder may be entitled (and which would reduce Jacobs’ retained stake in Combined Co). After the merger and any post-closing adjustments necessary to address the additional merger consideration, if any, Jacobs’ shareholders will own at least 50.1%, and are expected to own between 51% and 55%, of the issued and outstanding shares of common stock. Jacobs is expected to retain at least 7.5%, and has determined that it does not intend to retain more than 8%, of the issued and outstanding shares of common stock after the merger and any post-closing adjustments, if any. Any additional shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of common stock will be distributed to Jacobs’ shareholders at the time of, or as soon as reasonably practicable following, the consummation of the Pro Forma Transactions.

The additional merger consideration may be issued at or after the closing, and the amount will be determined based on the extent to which the SpinCo Business meets certain operating profit targets in fiscal year 2024. For the purposes of these unaudited pro forma condensed combined financial statements, the preliminary purchase price is calculated assuming that SpinCo and its shareholders will own 58.5% of Combined Co, therefore the actual amount of consideration transferred, inclusive of the additional merger consideration (if any), may be materially different. The consideration transferred was utilized in the estimated preliminary purchase price allocation and calculation of goodwill for inclusion in the pro forma financial statements.

The estimated preliminary purchase price (in millions), calculated as of July 31, 2024 is as follows:

Amount
Estimated fair value of Combined Co’s Common Stock	$7,267
SpinCo Business minimal ownership of Combined Co	58.5%
Preliminary estimated purchase consideration received by SpinCo Business shareholders (1)	4,251
Estimated equity consideration related to pre-combination share-based compensation awards	14

Total estimated preliminary purchase price	$4,265

(1)

Represents the preliminary fair value of consideration received by SpinCo shareholders to provide 58.5% ownership in Combined Co. Depending on the outcome of operating profit targets in fiscal year 2024, less than the maximum amount of the additional merger consideration being received by Amentum Equityholder may result in up to 63% ownership by SpinCo shareholders, which would increase the preliminary purchase price to $4,578.

A 10% increase or decrease in the estimated preliminary purchase price paid will increase or decrease goodwill by approximately $426 million. Such variability in the estimated purchase price may materialize as a result of various factors, including (but not limited to):

•

Trading price of Combined Co’s common stock on the date of the effective time of the merger that results in the fair value of Combined Co’s common stock that is different from the assumption reflected in the table above;

•	Less additional merger consideration received by Amentum Equityholder as a result of the SpinCo Business meeting certain operating profit targets in fiscal year 2024; and

•

Finalization of the analysis as to whether a portion of fair value of SpinCo’s equity-based compensation awards relates to precombination vesting and is therefore included in the estimated preliminary purchase price.

Preliminary Purchase Price Allocation

The pro forma balance sheet has been adjusted to reflect the allocation of the estimated preliminary purchase price to identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The final purchase price allocation may be different than that reflected in the pro forma estimated preliminary purchase price allocation presented herein, and these differences may be material. The purchase price allocation in these unaudited pro forma financial statements is based upon an estimated preliminary purchase price of approximately $4,300 million. This amount was derived based on comparable company multiple analysis, as described above and is subject to adjustment based on SpinCo Business working capital in accordance with the terms of the separation and distribution agreement. The following table provides a summary of the estimated preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on Amentum’s management’s preliminary estimate of their respective fair values (in millions):

Amount
Total estimated preliminary purchase price	$4,265
Assets:
Cash and cash equivalents	$289
Accounts receivable	1,074
Prepaid expenses and other current assets	37
Property and equipment	71
Operating lease right-of-use assets	94
Equity method investments	26
Intangible assets	1,810
Other long-term assets	40

Total assets acquired	$3,441

Liabilities:
Current portion of long-term debt	$—
Accounts payable	196
Accrued compensation and benefits	224
Contract liabilities	48
Other accrued liabilities	132
Current portion of operating lease liabilities	24
Long-term debt, net of current portion	1,093
Operating lease liabilities	70
Deferred tax liabilities	358
Other long-term liabilities	9

Total liabilities assumed	$2,154

Estimated preliminary fair value of net assets acquired	$1,287

Add: Fair value of noncontrolling interest	43

Goodwill	$3,021

The preliminary fair values of identifiable assets acquired and liabilities assumed are based on a valuation as of the effective time of the merger that was prepared by Amentum with assistance of a third-party valuation advisor. For the preliminary estimate of fair values of assets acquired and liabilities assumed of the SpinCo Business, Amentum used publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions.

The purchase price allocation presented above has not been finalized as of the date of this information statement. The final determination of the allocation of the purchase price will be completed no later than 12 months following the effective time of the merger. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to goodwill and could impact the operating results of Combined Co following the merger due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to the acquired assets.

Balance Sheet

The pro forma adjustments reflect the effect of the merger on Amentum’s and the SpinCo Business’s historical consolidated and combined balance sheets as if the merger occurred on June 28, 2024.

Assets

A.	The adjustment to cash and cash equivalents represents the pre-closing cash contribution of $235 million from Amentum Equityholder to Amentum, as contemplated in the merger agreement.

B.

The adjustment to operating lease right-of-use assets of $12 million represents the impact of the remeasurement of the SpinCo Business’s operating lease right-of-use asset in connection with the merger.

C.

The adjustment to goodwill represents the elimination of the historical goodwill amount of $2,230 million and the recognition of estimated goodwill that would have been recorded if the merger occurred on June 28, 2024. We have preliminarily assigned the purchase price to the net tangible and intangible assets based upon their estimated fair values at the closing date of the merger. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired has been recorded as goodwill as of June 28, 2024. The calculated value is preliminary and subject to change and could vary materially from the final purchase price assignment.

D.

The adjustment to intangible assets, net reflects the removal of the historical intangible assets of the SpinCo Business of $276 million, and recognition of the fair value of the identifiable intangible assets of $1,810 million expected to be recognized in connection with the merger, consisting of the following (in millions):

Description	Estimated Useful Life	Estimated Fair Value
Acquired Customer-related intangible assets	13	$1,530
Acquired Backlog	2	280

Fair value of identifiable intangible assets		$1,810
Removal of historical intangible assets		(276)

Pro forma adjustment to intangible assets		$1,534

The preliminary fair value estimate for all identifiable intangible assets is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determination for identifiable intangibles may differ materially from this preliminary determination.

E.

The pro forma adjustment to deferred tax liabilities represents the impact of the pro forma fair value adjustments to assets to be acquired and liabilities to be assumed. The estimated deferred tax effect of the pro forma adjustments was determined based on the financial statement reporting value and tax basis differences attributable to the identifiable intangible assets acquired and goodwill based on the estimated blended global statutory tax rate of Combined Co of approximately 24%. The estimates surrounding the deferred income tax assets and liabilities are preliminary and are subject to change after the closing of the merger and based upon management’s final determination of the fair value of assets and liabilities acquired or assumed by jurisdiction.

Additionally, a $76 million pro forma adjustment was recognized to release a valuation allowance historically recorded against Amentum’s disallowed interest carryforward, which is offset in members’ equity. Taking into consideration all available positive and negative evidence, including future reversals of existing taxable temporary differences and pro forma results of the Combined Co operations, it is anticipated that the operations of the Combined Co support the realization of its deferred tax asset.

Liabilities

F.

The pro forma adjustment for accounts payable represents $34 million of estimated transaction-related costs to be incurred by Amentum which have not yet been reflected in the historical consolidated financial statements of Amentum.

Equity

G.	The following table summarizes pro forma adjustments for stockholders’ equity (in millions):

	Common stock	Members’ equity	Additional paid-in capital	Accumulated other comprehensive income
Recognition of purchase consideration (a)	$—	$—	$4,265	$—
Elimination of SpinCo’s historical equity	—	(2,302)	—	109
Amentum transaction-related costs	—	(34)	—	—
Release of valuation allowance related to disallowed interest carry forward	—	76	—	—
Reclassification of Amentum’s Members’ equity to APIC	$—	$(265)	$265	$—
Amentum Equityholder contribution (b)	—	—	235	—

Total pro forma adjustment	$—	$(2,525)	$4,765	$109

(a)

The pro forma adjustment includes the issuance of shares of common stock as a result of and as consideration for the merger, but does not include shares of common stock related to Jacobs RSUs that will convert into SpinCo RSUs at the distribution, as described above, since the number of such shares is not material.

(b)	Represents the pre-closing cash contribution of $235 million from Amentum Equityholder to Amentum, as contemplated in the merger agreement.

Statements of Operations

The pro forma adjustments reflect the effect of the merger on Amentum’s and the SpinCo Business’s historical consolidated and combined statements of operations as if the merger occurred on October 1, 2022.

Expenses

H.

The pro forma adjustment to amortization of intangibles reflects additional amortization expense for the estimated fair value adjustment of acquired intangible assets of $135 million and $195 million for the nine months ended June 28, 2024, and year ended September 29, 2023, respectively. The amortization is based on expected discounted cash flows generated from each respective intangible asset. These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts that Combined Co will calculate after completing a detailed valuation analysis and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements.

An increase (decrease) of 10% in the estimated fair value allocated to intangible assets, net would result in an increase (decrease) in the nine-month pro forma amortization expense of $18 million, and an increase (decrease) in the 12-month pro forma amortization expense of $25 million.

I.

The pro forma adjustment to SG&A expenses reflects the adjustment for transaction-related costs of $34 million for the year ended September 29, 2023, resulting from estimated transaction-related costs that are not currently reflected in the historical consolidated financial statements of Amentum.

J.

The pro forma adjustment reflects the incremental operating lease expense of $2 million and $2 million for the nine months ended June 28, 2024, and for the year ended September 29, 2023, respectively due to the remeasurement of the operating lease right-of-use asset.

K.

Reflects the income tax effect of pro forma adjustments using an estimated blended global statutory tax rate of approximately 24% based upon the jurisdictions in which the adjustments are expected to occur and a deferred tax benefit for the release of the valuation allowance in Amentum’s historical financial statements against the disallowed interest carryforward as a result of the deferred tax liabilities established related to the pro forma fair value adjustments. Of the $84 million adjustment for the nine months ended June 28, 2024, $32 million relates to the statutory tax rate and $52 million relates to the release of the valuation allowance. Of the $76 million adjustment for the year ended September 29, 2023, $53 million relates to the statutory tax rate and $23 million relates to the release of the valuation allowance. The total effective tax rate of Combined Co could be significantly different depending on the post-acquisition geographical mix of income and other factors.

The assumptions and expectations relating to the respective cash and cash equivalents, long-term debt (including debt issuance costs) and interest expense of the SpinCo Business and Amentum on a pro forma basis are subject to change and could vary significantly from what is assumed herein, including based on the type, amount and timing of borrowings the SpinCo Business and Amentum determine to undertake in connection with the transactions and changes relative to assumed interest rates and debt issuance costs.

Note 6 — Financing Adjustments

In connection with the Pro Forma Transactions, the escrow issuer priced the Amentum notes in a private transaction in reliance upon exemptions from the registration requirements of the Securities Act, which notes offering closed on August 13, 2024. SpinCo and Amentum have also syndicated and, substantially concurrently with the consummation of the Pro Forma Transactions, SpinCo expects to enter into, the new Amentum credit agreement providing for a first lien term facility of approximately $3,750 million maturing 2031 (inclusive of the SpinCo term facility, as described herein) (the “new Amentum term facility” below). The new Amentum credit agreement is also expected to include a first lien revolving facility of approximately $850 million maturing 2029 (the “new Amentum revolving credit facility” below). SpinCo also expects to enter into the new SpinCo credit agreement solely to document the SpinCo term facility thereunder (as further discussed in Note 4 above), approximately $1,000 million of the proceeds of which are expected to be used to fund the distribution of the SpinCo cash payment to Jacobs. Upon closing of the transactions, the new SpinCo credit agreement is expected to be superseded and replaced in its entirety by the new Amentum credit agreement and the SpinCo term facility is expected to become part of the first lien term loan facility under the new Amentum credit agreement. The net proceeds of the Amentum notes and the new Amentum term facility under the new Amentum credit agreement (not including the proceeds of the SpinCo term facility) would be used (i) to repay any remaining outstanding borrowings under the existing Amentum credit facilities (the “historical Amentum debt” below) and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities and (ii) in the case of any remaining proceeds, for general corporate purposes.

The pro forma adjustments relating to the new Amentum credit facilities (inclusive of the SpinCo term facility), the new Amentum revolving credit facility and the Amentum notes (collectively, the “New Debt”) are further described below. For additional information on the financing, see section entitled “Description of Material Indebtedness” in this information statement.

Balance Sheet

A.	Adjustments to cash and cash equivalents consists of the following (in millions):

Amount
New Amentum term facility	$2,620
Amentum notes	1,000
New Amentum revolving credit facility	—

Total proceeds from the New Debt	$3,620
New Amentum term facility issuance fees	$37
Amentum notes issuance fees	18
New Amentum revolving credit facility issuance fees	8

Total issuance fees associated with the New Debt	$63
Historical Amentum debt	$3,927

Total extinguishment of historical Amentum debt	3,927

Pro forma Adjustment to Cash and cash equivalents	$(370)

B.	The adjustment to other long-term assets represents the capitalization of financing costs associated with the new Amentum revolving credit facility of $8 million.

C.	Adjustments to current portion of long-term debt consists of the following (in millions):

Extinguishment of historical Amentum debt	$(32)

Pro forma Adjustment to Current portion of long-term debt	$(32)

D.	Adjustments to long-term debt, net of current portion consists of the following (in millions):

Amount
Principal amount of the New Debt	$3,620
Issuance fees associated with the New Debt	55
Extinguishment of historical Amentum debt	3,895

Pro forma Adjustment to Long-term debt, net of current portion	$(330)

Statement of Operations

E.

The adjustment to interest expense represents an estimate of interest expense calculated using the effective interest method plus related debt issuance costs on the New Debt. The adjustment to interest expense is calculated using a fixed interest rate of 7.25% for the Amentum notes. The adjustment to interest expense for the new Amentum term facility is calculated using a historical average of fixed swap rates plus a spread of 2.25% for the portion of the facility that falls under Amentum’s existing interest rate swap arrangements and an interest rate of SOFR on July 31, 2024, of 5.361% plus a spread of 2.25% for the remaining portion of the Amentum term facility. Adjustments to Interest expense, net represents the following (in millions):

	June 28, 2024	September 29, 2023
Addition of new interest expense associated with the New Debt	$182	$243
Removal of historical interest expense associated with the extinguished historical Amentum debt	331	393

Total pro forma impact to interest expense, net	$(149)	$(150)

A 1/8th percentage point change to the interest rate on the variable portion of the new Amentum term facility would result in a $3 million change and a $4 million change to the interest expense adjustment for the nine months ended June 28, 2024, and the year ended September 29, 2023, respectively.

F.

Adjustments (in millions) to recognize the income tax impacts of the pro forma adjustments using a U.S. federal and state statutory tax rate of 24%. This rate may vary from the effective tax rates of the businesses.

	June 28, 2024	September 29, 2023
(Provision) benefit for income taxes	$(36)	$(36)

Note 7 — Earnings per Share

Pro forma basic and diluted (loss) income per share and pro forma weighted-average basic and diluted shares outstanding for the year ended September 29, 2023, and for the nine months ended June 28, 2024, respectively, reflect the estimated number of shares of common stock that may be outstanding upon completion of the merger between the SpinCo Business and Amentum. For this purpose, the estimated number of shares of SpinCo common stock outstanding upon completion of the merger is estimated to be 243,293,457 shares of SpinCo common stock, which includes 124,079,663 shares of SpinCo common stock expected to be distributed to current Jacobs shareholders, 18,247,009 shares of SpinCo common stock expected to be retained by Jacobs, 90,018,579 shares of SpinCo common stock expected to be issued in the merger to Amentum Equityholder and certain current and former members of Amentum management and 10,948,206 shares of SpinCo common stock expected to represent additional merger consideration. The actual number of our shares of common stock outstanding following the closing of the Pro Forma Transactions may be different and will not be finally determined until [ ], 2024, the record date for the distribution.

The unaudited pro forma basic (loss) income per common share and pro forma weighted-average basic shares outstanding give effect to the portion of the unvested Jacobs RSUs held by SpinCo employees or non-employee directors of Jacobs that will transfer to SpinCo that, as described above, will vest and be settled in shares of Jacobs common stock shortly prior to the record date for the distribution.

The unaudited pro forma diluted (loss) income per common share and pro forma weighted-average diluted shares outstanding exclude effects to the potential dilution from shares of common stock related to Jacobs RSUs that will convert into SpinCo RSUs at the distribution, as described above, as the effect is not material. Amentum does not have any outstanding equity-based awards that would be entitled to the issuance of any additional shares of Combined Co common stock in connection with the transactions. The unaudited pro forma diluted (loss) income per common share is therefore equivalent to the unaudited pro forma basic (loss) income per common share.

Basic and diluted (loss) income per share were calculated by dividing the pro forma adjusted net (loss) income attributable to common stockholders by the pro forma weighted-average shares outstanding.

The following table summarizes the unaudited pro forma net (loss) income per common share for the nine months ended June 28, 2024, and for the year ended September 29, 2023, as if the Pro Forma Transactions occurred on October 1, 2022 (in millions, except for share and per share amounts):

	For the nine months ended June 28, 2024	For the year ended September 29, 2023
Numerator
Pro forma net (loss) income attributable to common stockholders	$93	$(187)
Denominator

Pro forma weighted average Combined Co shares outstanding - Basic	243,293,457	243,293,457

Pro forma weighted average Combined Co common shares outstanding - Diluted	243,293,457	243,293,457

Pro forma net (loss) income attributable to common stockholders per common share:
Earnings per share–Basic	$0.38	$(0.77)
Earnings per share–Diluted	$0.38	$(0.77)

DESCRIPTION OF THE SPINCO BUSINESS

Overview

The SpinCo Business provides a full spectrum of solutions for customers to address evolving challenges in the areas of space exploration, national security and defense, cybersecurity and intelligence, digital transformation and modernization, intelligent infrastructure and asset management, the clean energy transition, environmental remediation, and advanced telecommunications.

The SpinCo Business’s core capabilities span a broad array of engineering, technical, and consulting services, including systems engineering and integration services; software development and application integration services and consulting; enterprise level IT operations and mission IT services; engineering, design, development, delivery, and integration of specialized technical facilities and systems; testing and mission integration; enterprise operations and maintenance; program management; research, development, test and evaluation services; specialized training and mission operations; expertise across the full lifecycle of nuclear energy; innovation, development and deployment of next-generation technologies, software and data as a service, data analytics and cybersecurity and intelligence solutions; and other highly technical consulting solutions.

With approximately $5.5 billion in fiscal year 2023 revenue and over 18,000 employees, we are a scaled global services provider leveraging our deep experience to support U.S. federal government, international governments, and commercial customers in the defense, aerospace, energy, intelligence, automotive, and telecommunications sectors, helping our customers to develop lasting solutions in the communities where we live and work. We take a partnership approach with our customers, serving as a trusted and close partner and advisor in completing their most critical missions.

History

The SpinCo Business has a long heritage of providing differentiated services to the government and commercial services sectors. Since the 1950s, the SpinCo Business and its predecessor companies served vital roles in innovative projects including the design, development, operations, and maintenance of first-of-their kind aerodynamic test facilities for the United States Air Force (“USAF”); supporting the development of NASA test facilities needed for the Apollo Program; designing the launch complex for the Space Shuttle; and supporting the next generation of human space exploration as a prime contractor for NASA’s Artemis mission. SpinCo has also supported the clean energy transition, playing a key role in the development of each of the existing nuclear power stations in the U.K. and in the remediation of complex nuclear sites across the U.S. and U.K. Along the way, the SpinCo Business has grown through organic investment and selective acquisitions to ensure it has had and will continue to have the comprehensive strategic capabilities to meet customers’ evolving needs.

As reported in fiscal year 2022, the SpinCo Business consists of the CMS Business, not including the Jacobs Software Engineering Center and BlackLynx businesses. Beginning in fiscal year 2023, Jacobs began reporting results for the C&I Business, which were previously reported as part of the fiscal year 2022 Jacobs’ Critical Mission Solutions operating segment, under the DVS operating segment, which includes other businesses in addition to those historically a part of the SpinCo Business. Despite the recent reorganization of reportable segments, the SpinCo Business has historically operated and continues to operate as an integrated entity with a shared functional support center and the audited financial statements for the SpinCo Business in this information statement pertains to the CMS Business as reported in 2022, excluding the Jacobs Software Engineering Center and BlackLynx businesses. Our parent company, Jacobs, was founded in 1947 and was incorporated as a Delaware corporation in 1987.

Our Competitive Strengths

Significant Scale with Recurring, Diverse Contract Base: We are a leading provider of technology-driven solutions that are essential for our customers’ success on their most complex and challenging enterprise programs. Our highly technical and comprehensive suite of capabilities are strategically aligned to capitalize on megatrends such as energy transition, advanced nuclear modernization, space exploration, digital transformation, cybersecurity, advanced robotics, and artificial intelligence. We have a stable and predictable revenue base that is underpinned by an extensive backlog of long-term mission-centric contracts that span multiple sectors and geographies. As of September 29, 2023, we had a backlog of approximately $20.7 billion, along with a robust pipeline.

Long-Term Trusted Partner with Proven Track Record of Performance and Safety: We are a top contractor to major government agencies with deep relationships going back decades, including an approximately 70-year relationship with the DOD, approximately 60-year relationships with NASA and the U.K. MOD, and approximately 25-year relationships with the DOE and the Australian DOD. These long-term relationships reflect our project execution excellence and customer satisfaction, which have led to industry-leading Contractor Performance Assessment Reporting System scores. Safety is also a key pillar of our culture, resulting in a low total recordable incident rate in each of the past three years.

Complementary and Synergistic Breadth of Service Capabilities: We drive compounding success through our “Virtuous Cycle” of capabilities, where each project expands our suite of technical capabilities, thereby helping us win and retain additional engagements with existing and new customers, including long-term engagements supporting U.S. federal government customers’ most critical missions. We utilize our knowledge base and delivery expertise developed over decades to drive continuous development of next-generation technologies and seek to deploy these differentiated capabilities with customers in higher-margin, discrete opportunities.

Efficient Cost Structure: Our cost structure enables differentiated bidding on key customer contracts, driven by our technical know-how and operational expertise. Our efficient cost structure enables us to strategically target fixed-price contract opportunities with higher margin potential including profitable execution on select fixed-price components of larger U.S. federal government enterprise contracts, and our fixed-price project portfolio has been refined based on a long track record driving increased operating leverage and margin expansion.

Talented workforce with deep domain, technical and scientific expertise: We have a team of talented and passionate professionals who possess industry-recognized engineering, scientific and technical expertise, which they deploy in many of the world’s most critical missions with a successful track record. Our employees are committed to our customers’ missions and energized to create long-term value for our customers and our company. Our leadership team promotes an uncompromising commitment to support our customers’ missions in a partnered approach, earning trust for the company. Our employees are deeply embedded in our customer missions in positions of trust, as more than 50% of our U.S. employees have a security clearance.

Our Strategy for Growth

Expand offerings within existing relationships: We leverage our long-standing relationships and proven track record of execution with space, defense, energy and commercial customers as a foundation to increase our wallet share of individual customer expenditure. Additionally, we identify opportunities to leverage advanced technologies and solutions from adjacent business areas to sustain increasing value delivery for each customer over time. Following the transactions, as an independent organization, the SpinCo Business expects to sell more of our differentiated capabilities to our existing customers to take advantage of secular growth trends in the space, hypersonics, cybersecurity and intelligence, nuclear energy, and telecommunications sectors.

Focus investments in expanding capabilities: Our business is anchored in market-leading engineering, scientific and technology know-how, and our separation as an independent organization will facilitate improved deployment of our investments to further enhance these strengths. Our strategic planning process includes focused allocation of resources through centralized decision-making functions and streamlining processes to evaluate investment returns, and the transactions will enable a more strategic focus on our specific business as opposed to the SpinCo Business’s current role within a larger and more diverse corporation.

Pursue new customers: As an independent organization, we will target expanded business opportunities with customers through increased focus of investments and management. We have a broad repository of capabilities and service offerings that are transferrable to other government customers that are currently underserved and where we currently have limited penetration or historical contracts. For example, we can leverage our knowledge of digital engineering and IT and operational technology convergence to government customers in this market that are underserved by us, such as the U.S. Navy & Marine Corps and Defense Threat Reduction Agency (“DTRA”) as well as federal civilian agencies, including the Federal Aviation Administration and the U.S. Customs and Border Protection (“CBP”). In addition, the commercial space and renewable power sectors represent attractive addressable opportunities in which we are focusing our efforts to provide more of our capabilities to new customers in these nascent markets. Furthermore, we see emerging opportunities in the commercial economy for advanced cybersecurity and data analytics solutions, and our existing business operations in support of the commercial telecommunications and automotive industries will benefit our entry into these opportunities.

Multi-speed, relationship-based sales approach: Our business has the strength and stability of large, multi-year enterprise contracts that drive consistent and contracted cash flow. However, we also have a sales engine that allows us to successfully bid and win more short cycle and IDIQ contracts. We call this approach “multi-speed” as we tailor our time and resources to the nature of the opportunity and it has been proven to be effective in expanding our penetration of smaller, shorter-term contracts that are additive to revenue and profitability. Our approach is divided into three tiers based on the sales cycle and nature of the customer relationship:

•

+5 years: On our current enterprise contracts with existing customers, we engage in proactive dialogue regarding successor programs well in advance of bid submissions. This is a critical foundation of our sales approach that not only positions us for key recompete opportunities, but also allows on-contract growth for existing mission-critical programs. Our proactive and collaborative approach includes discussions with our customers involving both our sales and operations teams to explore how best to manage and navigate change, adopt new, innovative and value-add solutions, and offer input on how our customers can best design procurement programs to achieve their mission.

•

+2 years: On new enterprise contracts with existing customers or new customer relationships, we engage in proactive dialogue in advance of bid submissions. We identify and pursue new opportunities where we are favorably positioned and we have a proven process for developing highly-tailored solutions based on customer needs that we articulate in compelling proposal offerings.

•

<1 year: On short-cycle, large volume opportunities, principally IDIQ contracts, we mobilize, respond, and win bids and task orders quickly. We have integrated sales and operational functions to develop and propose solutions to meet rapid procurement cadence.

Strategic pipeline development and our multi-speed sales model allow us to achieve growth across various sectors. We also invest in expanding our capacity and enhancing our relationship-based sales skills, which enable us to win more customers and offer better value propositions. We invest in and maintain a high level of collaboration between our operations and sales teams, which helps us retain our long-term contracts and ensure that we are integrating appropriate technology advances into our sales process. Our pipeline, which consists of both enterprise and IDIQ contracts, represents long-term margin upside.

Our Core Capabilities

Across our various geographies and customers, we organize our capabilities across seven primary types of services:

Complex, large-scale critical mission and enterprise-wide programs: We specialize in delivering long-term, large-scale mission-critical contracts that typically range from $100 million to over $300 million of revenue per year. These enterprise contracts typically have a broad scope and involve both high-tech/specialty areas requiring novel R&D, system integration, intelligent asset management and mission innovation, as well as infrastructure solutions.

As one of NASA’s leading services providers, we deliver comprehensive, integrated solutions of full lifecycle aerospace capabilities, including design, base, mission and launch operations, sustaining capital maintenance, secure and intelligent asset management, and development, modification and testing processes for fixed assets.

We partner with the MDA to handle their needs in the area of missile defense, supporting research and development, system-level test and evaluation and operational training. We provide 24/7 support to MDA’s integration and operation center, including enterprise solutions to support concurrent tests, training and operations for flight and ground test systems, hardware-in-the-loop tests, execution and control, as well as war games. We also provide the MDA with IT, cybersecurity and telecommunication solutions.

Development and delivery of innovative, next-generation cloud, cyber, and data technologies: We are a leader in advancing next-gen capabilities in digital, cyber, and intelligence. Our services include development, security, and operations, full lifecycle software development, agile software development, cloud services, application transformation, data analytics and business intelligence, identity intelligence and counterintelligence, artificial intelligence and machine learning, and a full suite of cybersecurity operations. We deliver and implement next generation solutions into two different types of military and intelligence operations, multi-domain and joint all domain operations, for mission-critical government agency customers spanning the Intelligence Community, defense and federal civilian end markets. Our cyber service offerings focus on information environment that includes assets such as networks, technology, infrastructure, and data. Our intelligence service offerings focus on all-source intelligence, counter-terrorism, space resiliency, and open source and social media analysis. We are at the forefront of wide-ranging cyber, digital services and modern software engineering that support geospatial intelligence for accessing and delivering digital intelligence and collection automation.

Advanced Engineering & Science: We deliver solutions for our customers’ most demanding and emerging missions in the fields of robotics, hypersonics, fusion energy, hydrogen fuel, chemical/biological/radiological/nuclear remediation, propulsion, cryogenics, and aerodynamics. Our services include engineering, design and software development, light fabrication, facility and system integration, R&D and science operations, as well as complete sustainment solutions for these unique assets.

At the Marshall Space Flight Center, our propulsion engineers helped develop and test NASA’s first full-scale rotating detonation rocket engine. This produces more power while using less fuel and has the potential to power both human landers and interplanetary vehicles to deep space destinations.

We are also a leader in space payload development and launch, bringing more than 25 years of airborne and terrestrial radio frequency, synthetic aperture radar and moving target indication payload hardware and processing expertise. We are developing and demonstrating a suite of space and airborne radar systems hardware and software planning and processing tools for ground, air and space intelligence.

In our clean energy end market, we support the world’s most advanced fusion projects. Since our partnership with the U.K. Atomic Energy Authority (“UKAEA”) in the 1980s with work on the Joint European Torus project, we have remained at the forefront of design and engineering supporting the commercialization of fusion power. We are the delivering organization for UKAEA’s CHIMERA, a world-first machine for testing fusion energy components, and we have collaborated with International Thermonuclear Experimental Reactor, an international nuclear fusion research and engineering megaproject, from its inception to the present day, providing engineering integration, project delivery and management.

RDT&E: We provide new product and solution R&D engineering, testing and evaluation services for recognized customers in the defense, aerospace, clean energy, and commercial end markets. This includes diverse capabilities such as: the design, delivery, and operation of military ranges and advanced test facilities (including many of the leading R&D and test facilities in the critical areas of supersonics and hypersonics, atmospheric re-entry, nuclear fusion, motorsports, electric vehicles, and other areas of particle physics and material science), payload integration and processing for aeronautics and space exploration applications, development, testing and servicing and testing of flight hardware and, propulsion systems (both air-breathing and rocket engines), and thermal protection systems development and International Space Station research in support of the NASA mission.

Our expertise around the development of R&D testing facilities has been built over decades primarily through our partnerships with USAF and NASA. Since 1998, we have supported NASA Ames Research Center by providing design, development, testing, operations, and maintenance services for aerospace test facilities including wind tunnels, high-enthalpy, and high-speed Arc Jet test facilities. We leverage this experience to provide wind tunnel services to government agencies and commercial customers in the aerospace, automotive, freight trucking, and motorsports sectors.

IT systems support and digital engineering and modernization: We also provide lifecycle IT services as a mission partner, including both enterprise IT and mission IT with embedded digital transformation upgrades. Our services include network engineering, platform engineering, unified communications engineering, infrastructure optimization, intelligent asset management, and managed services migration. We also provide extensive digital engineering capabilities (digital twin and model-based systems engineering) in support of advanced government missions, including the development of next-generation space architectures and capabilities and the creation of virtual environments that enable advanced simulation techniques to evaluate the performance efficacy of future systems.

Intelligent Asset Management: We provide lifecycle sustainment and intelligent asset management solutions for our customers’ legacy system and equipment maintenance needs, in scientific research and teaching centers, advanced research laboratories, mission critical facilities and commercial automotive and aerospace test facilities.

For example, at the NASA Langley Research Center, we deployed technologies to enable real-time monitoring and analytics of critical assets, improving efficiency, reliability, and availability. In our work with the NDA, we are leading the digital transformation of their asset management function and digital capabilities to connect people to data across 17 sites.

Full lifecycle nuclear generation, operations management, and remediation services: Closely collaborating with regulators, developers, governments and utilities, we are uniquely positioned to provide design, operations management, decommissioning and regeneration solutions for nuclear power installations, building upon extensive experience with large, remediation projects in North America and our unique résumé and relationships with the U.K. government. We have leading technical and scientific expertise, with over 6,000 specialists, including international technical leaders in their field.

We helped design the first and second generation nuclear power plants in the U.K., and we are working with new nuclear nations, such as Poland and the United Arab Emirates, on developing their first ever programs to expand nuclear energy. We continue to remain at the forefront of advanced science and technology, engaging with developers of AMRs, SMRs and micro-modular reactors. Our work on these next generation reactors includes designing reactor cores and containment, steam generators, control and instrumentation, refueling systems, and providing materials and chemistry and scientific expertise.

In addition to design, we help extend the operation of complex nuclear assets beyond original design life. Our leading capabilities in the management of aging and obsolescence allows us to design cost-effective solutions to improve operability, generation, and ultimately extend plant life.

We have decades of experience in remediation of nuclear assets, drawing from our work at the world’s most complex nuclear sites. At Fukushima, we supported Tokyo Electric Power Company with program and project management services, including long-term decommissioning planning and waste management strategy.

At the Hanford site in Washington, in partnership with the DOE’s Office of Environmental Management, we treated more than 12 billion gallons of groundwater between 2015 and 2020.

Our Market Opportunities

Our opportunities are based on the alignment of our core capabilities with trends affecting our customers’ most critical priorities in the Space, Defense, Intelligence, Energy and Commercial end markets in the United States and other key allied nations, including the U.K. and Australia.

Space. Our Space end market comprises the defense space market, including NASA and the USAF, which is benefiting from an expanding budget, along with an emerging commercial space market where we are able to leverage our existing relationships and offer extensive experience with design, construction and operation of rocket engine test facilities and space launch infrastructure. Our largest customer in this market, NASA, has a 2025 budget request of $25 billion based on prioritization of the Artemis I launch, the goal to return to the moon by 2025, and growth in the defense space segment (e.g., our Tactical Warning/Attack Assessment and Space Support Contract II and Integrated Research Development for Enterprise Solutions contracts). Together, NASA and the USSF represent a combined approximately $55 billion fiscal year 2025 request. Our core capabilities of launch support, digital modernization, on-orbit operations, program management, systems engineering, and R&D are well-aligned to key priorities of NASA, USSF and DOD. In fiscal year 2023, our Space end market represented approximately 18% of our total revenue.

Defense. Our Defense end market focuses on unmanned aircraft, hypersonic systems and specialized RDT&E facilities where we leverage our extensive experience designing high-tech R&D facilities, and can take advantage of expansive growth due to evolving peer threats. We have an established and respected presence in all three AUKUS nations (Australia, United Kingdom, United States), delivering a broad range of work for the sovereign defense departments, including support for both nuclear (U.S. and U.K.) and conventional (Australia) submarines. The U.S. Defense budget is $841 billion in fiscal year 2024, representing 7% annual growth over the past two years, and the DOD’s budget proposal for fiscal year 2025 is $850 billion, including a commitment to invest $143 billion in RDT&E. Global geopolitics have driven increasing defense spending in both Australia and the U.K., which has 2024 budgets of AU$52 billion and £57 billion, respectively. We see additional market opportunity via further geographic expansion in locations such as the Middle East and Asia. In addition, the capabilities of unmanned aircraft and hypersonics are vastly expanding, leading to increased demand and impacting both offensive and defensive spending priorities among our customers and driving next generation solutions such as C5ISR and advanced aeronautical and aerothermal testing, respectively. In fiscal year 2023, our Defense end market represented approximately 31% of our total revenue.

Intelligence. Our Intelligence end market focuses on providing cybersecurity services and support to the Intelligence Community, where we believe we are well-positioned to capture a large and growing opportunity, as customers increase efforts to immediately respond to cyber threats, reduce cybersecurity vulnerabilities and ensure information superiority. In fact, the U.S. fiscal year 2025 budget request includes $73 billion for NIP and $28 billion for MIP, totaling approximately $102 billion. Cybersecurity and intelligence are mission critical to U.S. national security as cybersecurity threats continue to increase in both volume and sophistication. Not only has global connectivity and the rise of social media led to an explosion in the amount of available and exploitable data, but aggressive nation state and non-state actor cyber activity has also been on the rise. In fiscal year 2023, our Intelligence end market represented approximately 10% of our total revenue.

Energy. Our Energy end market focuses on environmental remediation and clean energy solutions. Trends impacting this end market include the continued environmental remediation of legacy government sites and research and development of fission and fusion energy technologies to accelerate the global energy transition. We combine strong customer relationships and our capabilities across the nuclear energy lifecycle, including consulting, testing, and science and engineering capabilities, such as technology development applications to serve our customers. Our customers have decades-long initiatives to manage and upgrade existing energy infrastructure, develop SMRs and AMRs, and decommission and remediate end-of-life assets. The U.S. fiscal year 2025 budget request for the DOE is $51 billion, supporting cutting-edge research at DOE’s 17 National Laboratories and universities. Of that budget request, approximately $9 billion is budgeted towards Environmental Management (“EM”). The budget also prioritizes the Department’s environmental cleanup and disposal liabilities of $520 billion as well as increased spending on clean energy, including approximately $3 billion for Energy Efficiency and Renewable Energy. In fiscal year 2023, our Energy end market represented approximately 29% of our total revenue.

Commercial. Our Commercial end market focuses on delivery of our specialized services to commercial (non-government) customers, including telecommunications infrastructure build-out from 4G to 5G cellular technology, testing and evaluation, wind tunnel design, R&D facility support, and advanced RDT&E services supporting global electric vehicle growth. Like our government services customers, our commercial customers are seeking ways to modernize capabilities, reduce maintenance costs and enable advanced product development with advanced research and development systems and facilities. In fiscal year 2023, our Commercial end market represented approximately 11% of our total revenue.

Longstanding Relationships with Industry and Customers

We have strong and long-standing relationships with our customers, including over 60 years with NASA, over 25 years with the DOE and over 60 years supporting the U.K. nuclear power fleet. Other customers include the DOD, the U.S. military, the U.S. Intelligence Community, the U.K. MOD, the NDA and the Australian DOD, as well as private sector customers, mainly in the aerospace, automotive, motorsports, energy and telecom sectors.

The U.S. federal government is the world’s largest buyer of engineering and technology services, and in fiscal year 2023, approximately 74% of our revenue was earned from serving multiple agencies and departments. Our largest customers include the DOD, NASA and the DOE.

We serve as the prime contractor on 82% of our work globally and on 90% of our work in the U.S. Our unique capabilities, proprietary processes and tools developed over decades-long support of our customers’ missions and mission-centric focus make it difficult for our competitors to displace us.

Contracts

We generate revenues under several types of contract pricing structures, including the following:

•

Cost-reimbursable contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee (contract profit). Some of our cost-reimbursement contracts have award fee or incentive fee components, which are awarded, subject to the attainment of pre-specified thresholds, such as targets for factors like cost, quality, schedule, and performance, that are stipulated in each contract.

•

T&M contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over their period of performance.

•	Fixed-price contracts provide for a predetermined price for specific solutions. These contracts offer us potential increased profits if we can complete the work at lower costs than planned.

The following tables set forth the percentages of revenues represented by these types of contracts for the three months and nine months ended June 28, 2024 and June 30, 2023 and each of the last three fiscal years:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Cost-reimbursable	64%	63%	64%	64%
Time-and-materials	14%	14%	14%	15%
Fixed-price	22%	23%	22%	21%

	For the Fiscal Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
Cost-reimbursable	68%	63%	65%
Time-and-materials	14%	17%	17%
Fixed-price	18%	20%	18%

Additionally, the predominant contracting methods through which U.S. federal government agencies procure services and solutions include the following:

•

Single Award Contracts. Services and solutions procured through single award contracts specify the scope of work that will be delivered and identify the contractor that will provide the specified services. When an agency has a requirement, interested contractors are solicited, qualified and then provided with a request for proposal.

•

Indefinite Delivery, Indefinite Quantity Contracts. IDIQ contracts are used to obtain commitments from contractors to provide certain services or solutions on pre-established terms and conditions. The U.S. federal government then issues task orders under the IDIQ contracts to purchase the specific services or solutions it needs. IDIQ contracts are awarded to one or more contractors following a competitive procurement process. Under a single award IDIQ contract, all task orders under that contract are awarded to one pre-selected contractor. Under a multi-award IDIQ contract, task orders can be awarded to any of the preselected contractors, which can result in further limited competition for the award of task orders. Multi-award IDIQ contracts that are open for any government agency to use for the procurement of services are commonly referred to as government-wide acquisition contracts.

Competitive Landscape

We compete against well-established corporations as well as smaller, more specialized companies to provide services to government and private sector customers both in the U.S. and globally.

We compete with U.S. federal government service focused providers such as Leidos, Booz Allen Hamilton, CACI, SAIC, Peraton and KBR. In our U.K. defense market, our competitors include Babcock International, BAE Systems, Mott MacDonald, Mace Group QinetiQ and Atkins. In our Australian defense market, our competitors include KBR, Nova Systems and Downer Group.

Our competition also includes large defense contractors such as Lockheed Martin, Northrop Grumman, RTX (formerly Raytheon Technologies), Boeing and General Dynamics. Across our space, defense, and energy end markets, we compete with large diversified engineering and program management service providers, including Parsons and Fluor. Specifically in our U.S. energy segment, we regularly compete with BWX Technologies, Fluor, Honeywell, Huntington Ingalls, Bechtel and Westinghouse Electric. In the U.K. energy market, our competitors include Assystem, Orano and Cavendish. In addition, we face competition from small businesses because of existing policies designed to protect and encourage competition for government contracts by small businesses and businesses owned by under-represented minorities.

Human Capital Management

As of September 29, 2023, the SpinCo Business had a talent force of more than 18,000 people worldwide. These personnel are assigned in all 50 U.S. states and 12 other countries. Over 50% of the SpinCo Business’s global employees have a security clearance.

The SpinCo Business’s people and culture are fundamental to what truly makes our business special. Authentic leadership and a commitment to living our core values every day create a culture of trust, respect and empowerment across our business to help us deliver the best outcomes for all our stakeholders. Together, we deliver extraordinary solutions for a better tomorrow. Our strategy further connects our people to our purpose and helps us continue to evolve our culture to support, empower and enable our talent to thrive.

Attracting, Engaging, and Developing our Workforce

Our success is dependent on our ability to hire, retain, engage and leverage highly qualified employees, across the full spectrum of technical, professional, scientific, and consulting disciplines. By fostering learning and unlocking career opportunities for our people, we attract and retain the best talent to deliver for our customers and fuel long-term growth. Our global learning and development resources help our talent grow and develop their careers while also sharing expertise and specialized skills. Our people can pursue different careers and lifelong professional opportunities. We promote and foster agile careers enabling employees to develop new skills and accelerate learning in different areas of our business.

Focus on Inclusion and Diversity

Our approach is to live inclusion every day and enable broad-based diversity and equity globally. Integral to our strategy and how our culture continues to evolve, our approach supports a workplace where our people are curious, embrace different perspectives and harness new ideas to bring the innovative, extraordinary solutions customers demand from us. We know that if our people feel connected and valued and that they belong, then there is no limit to who they can be and what we can achieve together. Our people can collaborate and drive pivotal initiatives within our organization that directly impact our customers and create a workplace where everyone thrives. We tackle topics that are important to our employees such as equality, conscious inclusion and allyship. While providing training and resources to our people is important, equally effective are the regular authentic and courageous conversations our grassroots employee networks are creating around these topics.

Tangible leadership commitment and accountability helps drive our culture. Our leaders play an important role in our commitment to inclusion by making sure that broad-based-diversity is reflected in their actions, their teams and the way we operate. Our leaders are encouraged to mentor junior members of staff, including those who have a different background/lived experience from themselves. This framework supports our inclusion and diversity priorities, such as recruiting, developing and retaining outstanding veteran talent, advancing the rights of LGBTQ+ people and creating an environment where people living with disabilities participate fully and meaningfully—and ensures that we are propelling a new generation of visionary thinkers throughout our company.

We will continue to focus on inclusion, belonging and diversity by:

•	Striving to create a more gender-balanced and a more racially/ethnically diverse workforce around the globe to more closely reflect the labor markets and communities in which we live and serve;

•	Amplifying our culture of belonging and helping all employees see the various communities they can engage with so that everyone has a sense of belonging;

•	Following through on our priority areas;

•	Identifying, developing and promoting allies across the SpinCo Business; and

•	Increase overall diversification of our supply chain to improve our impact.

Our Employees’ Wellbeing and Resilience

We also believe in a comprehensive approach to our employees’ resilience that covers physical, emotional, financial, and social dimensions. Our programs, tools and benefits prioritize our people, equipping them with the resources and support they need to excel in all aspects of life. Our new global financial counseling benefit is designed to help our employees manage their finances confidently and be financially resilient, both in the present and the future. Additionally, we provide inclusive fertility healthcare and family-forming benefits for all paths to parenthood. We have also expanded our parental leave policies in the U.S. to further support our growing families.

Organizationally, as global challenges to our security, wellbeing and ability to operate evolve, we stay focused on managing risks effectively and building our resilience by leveraging our culture to deliver the best outcomes for our people, the environment, and our company. Our safety program continues to drive a safer, more secure, healthier, and more resilient future for our organization, our communities, and the environment. The physical resilience of our employees at work is demonstrated though our commitment to safety excellence with another year of zero employee fatalities at work.

Intellectual Property

Our services and solutions are not generally dependent upon patent protection, although we selectively seek certain patent protections.

For our work under U.S. federal government funded contracts and subcontracts, the U.S. federal government obtains certain rights to data, software and related information or intellectual property developed under such contracts or subcontracts. These rights may allow the U.S. federal government to disclose or license such data, software and related information or intellectual property to third parties.

Seasonality

Our business may experience seasonality due to the U.S. federal government’s fiscal year ending on September 30 of each year. It is not uncommon for U.S. federal government agencies to award extra task orders or complete other contract actions in the weeks before the end of its fiscal year in order to avoid the loss of unexpended fiscal year funds.

Environmental Matters

From the way we operate our business, to the sustainability solutions we co-create with our customers and other organizations, we look for ways to make a positive environmental, societal and economic impact for our people, businesses, governments and communities around the world. As an industry-leading environmental company, the protection of the environment is an inherent consideration in all the work we do. Across all our projects, our strong environmental business unit provides a distinct advantage through a network of hundreds of environmental experts.

Our approach is to integrate sustainability throughout our operations and customer solutions—planning beyond today for a more sustainable future for everyone, in alignment with the United Nations’ (“UN”) Sustainable Development Goals (“SDGs”). We have identified six core SDGs that are most significant to our business, including SDG 7—Affordable and Clean Energy, SDGs 14 and 15—Life Below Water and Life on Land. Additionally, we remain committed to contribute toward all 17 of the UN SDGs.

Our operations are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. In addition, our operations may become subject to future laws and regulations, including those related to climate change and environmental sustainability. See the “Risk Factors” section for additional information. Although we do not currently anticipate that the costs of complying with, or the liabilities associated with, environmental laws will materially and adversely affect us, we could incur unanticipated material environmental costs or liabilities in the future.

Regulatory Matters

As a U.S. federal government contractor, our business is heavily regulated and, as a result, its need for compliance awareness and business and employee support is significant. Specifically, our industry is governed by various laws and regulations, including but not limited to laws and regulations relating to: the formation, administration, and performance of contracts; the security and control of information and information systems; international trade compliance; human trafficking; and the mandatory disclosure of “credible evidence” of a violation of certain criminal laws, receipt of significant overpayments, or violations of the civil False Claims Act.

In addition, U.S. federal government contractors are generally subject to other federal and state laws and regulations relating to the award, administration and performance of U.S. federal government and other contracts. These regulations set forth policies, procedures and requirements for the acquisition of goods and services by the U.S. federal government and impose a broad range of requirements, many of which are unique to government contracting and include procurement, import and export, security, contract termination and adjustment, and audit requirements. These laws and regulations impose specific cost accounting practices that may increase accounting and internal control costs associated with compliance with government standards. These regulations include:

•	the FAR, agency supplements to the FAR, and related regulations, which regulate the formation, administration, and performance of U.S. federal government contracts;

•

the civil False Claims Act, which allows the government and whistleblowers filing on behalf of the government to pursue treble damages, civil penalties, and sanctions for the provision of false or fraudulent claims to the U.S. federal government.

•	the Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of certain contracts, modifications, or task orders;

•

the Procurement Integrity Act, which regulates access to competitor bid and proposal information, as well as certain internal government procurement sensitive information. In addition, this act regulates our ability to provide compensation to certain former government procurement officials;

•	laws and regulations restricting the ability of a contractor to provide gifts or gratuities to employees of the U.S. federal government;

•

post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. federal government and deploy former employees of the U.S. federal government;

•

laws, regulations, and executive orders restricting the use and dissemination of information classified for national security purposes or determined to be “controlled unclassified information” or “for official use only”;

•	laws and regulations relating to the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work;

•	laws, regulations, and executive orders regulating the handling, use, and dissemination of personally identifiable information in the course of performing a U.S. federal government contract;

•

laws, regulations, and executive orders governing organizational conflicts of interest that may prevent us from bidding for or restrict its ability to compete for certain U.S. federal government contracts because of the work that we currently perform for the U.S. federal government;

•	laws, regulations, and executive orders that mandate compliance with requirements to protect the government from risks related to our supply chain;

•	laws, regulations, and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste, and abuse related to a government contract;

•

the “Contractor Business Systems Rule,” which authorizes DOD agencies to withhold a portion of our payments if we are determined to have a significant deficiency in any of our accounting, cost estimating, purchasing, earned value management, material management and accounting, or property management systems; and

•

the “Cost Accounting Standards and Cost Principles,” which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. federal government contracts and require consistency of accounting practices over time.

The U.S. federal government may revise its procurement practices or adopt new contract rules and regulations at any time. Our compliance with these regulations is monitored by the DCMA and the DCAA.

We are also subject to oversight by the U.S. Office of Federal Contract Compliance Programs (“OFCCP”) for federal contract and affirmative action compliance, including the following areas: affirmative action plans; applicant tracking; compliance training; customized affirmative action databases and forms; glass ceiling and compensation audits; desk and on-site audits; conciliation agreements; disability accessibility for applicants and employees; diversity initiatives; Equal Employment Opportunity compliance; employment eligibility verification; internal affirmative action audits; internet recruiting and hiring processes; OFCCP administrative enforcement actions; record-keeping requirements; and Sarbanes-Oxley compliance.

In general, we are subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, as well as the laws and regulations of other countries and international bodies such as the United Kingdom and the European Union, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, occupational health and safety, internal and disclosure control obligations, securities regulation, anti-competition and a variety of environmental, health and safety laws and regulations. For example, our global operations require importing and exporting goods and technology across international borders which requires compliance with both export regulatory laws and ITAR. For more information on applicable legal and regulatory regimes, see the section entitled “Risk Factors.”

Properties

Our properties consist primarily of office space within general, commercial office buildings located in major cities primarily in the following countries: United States, the United Kingdom and Australia. We also lease smaller offices located in certain other countries. Such space is used for operations (providing technical, professional, and other home office services), sales and administration. We continue to evaluate our real estate needs in connection with changes in the SpinCo Business’s use of leased space and as part of our overall strategic organizational changes.

As of September 29, 2023, we conducted our operations in approximately 90 owned or leased locations occupying a total of approximately 1.9 million square feet, principally in the United States and United Kingdom. We have other facilities located in continental Europe, Australia, South Africa and Japan. We consider our facilities to be well-maintained and adequate to meet our current needs.

The following summary includes properties we own or lease that are 10,000 square feet and above:

Properties Owned	Approximate Square Footage	General Use
Tullahoma, Tennessee	129,000	Office, Lab
Jaslovské Bohunice, Slovakia	10,225	Office, Lab, Workshop, Rig Facilities, Warehouse

Properties Leased (U.S.)	Approximate Square Footage	General Use
Arizona	25,000	Office
Colorado	96,000	Office
Florida	70,000	Office
Illinois	47,000	Office
Massachusetts	19,000	Office
Maryland	350,000	Office, Warehouse
Michigan	23,000	Office
Minnesota	31,000	Office, Warehouse
Ohio	11,000	Warehouse
Pennsylvania	58,000	Office, Warehouse
Tennessee	73,000	Office, Warehouse
Texas	171,000	Office
Virginia	183,000	Office, Warehouse
Properties Leased (International)	Approximate Square Footage	General Use
Australia	16,000	Office
Slovakia	17,000	Office, Warehouse
United Kingdom	518,000	Office, Lab, Warehouse

Legal Proceedings

In the normal course of business, we make contractual commitments, and on occasion we are a party in litigation or arbitration proceedings. The litigation in which we are involved primarily includes personal injury claims, professional liability claims, and breach of contract claims. We are also routinely subject to investigations and audits.

We maintain insurance coverage for most insurable aspects of our business and operations. Our insurance programs have varying coverage limits depending upon the type of insurance, and include certain conditions and exclusions that insurance companies may raise in response to any claim that we bring.

We believe, after consultation with counsel, that such litigation, U.S. federal government contract-related audits, investigations and claims, and income tax audits and investigations should not have a material adverse effect on our combined financial statements, beyond amounts currently accrued.

DESCRIPTION OF THE AMENTUM BUSINESS

Throughout this section, unless otherwise indicated or the context otherwise requires, references in this section to “Amentum,” “we,” “us,” “our,” the “company” and other similar terms refer to Amentum and its subsidiaries.

Overview

Amentum is a premier contractor and trusted partner delivering solutions to all levels of the U.S. federal government and its allies, supporting programs of critical national importance across energy and environmental, intelligence, defense and civilian end markets. We offer a broad range of capabilities including environment and climate sustainability; intelligence and counter threat solutions; data and analytics; engineering and integration; research, development, test & evaluation; and citizen systems. As a leading provider of differentiated technology solutions, we have built a repertoire of deep customer knowledge, enabling us to engage our customers across multiple capability areas and market segments. Underpinned by a strong culture of ethics, safety and inclusivity, Amentum is committed to operational excellence and successful execution.

Headquartered in Chantilly, Virginia with over 35,000 employees located across the United States and in approximately 75 countries, we are well positioned to help our customers modernize their most critical missions anywhere in the world. We possess over a century-long heritage serving all levels of the U.S. federal government with engineering and technical expertise that traces back to predecessor companies such as AECOM, URS, EG&G, and Westinghouse. Our scale, breadth of capabilities, and depth of experience give us a deep understanding of our customers’ evolving needs. We are qualified to perform large-scale, long-term contracts at the forefront of emerging technologies, and we currently serve as a contractor to a substantial portion of all major federal government agencies.

Our contracts are broad as we serve a variety of missions across industry verticals. Some notable contracts include the Savannah River Site program serving the DOE, the J-Tech contract providing various RDT&E solutions across the defense landscape, and the Application Support Centers contract for U.S. Citizenship and Immigration Services (“USCIS”), which is part of the DHS.

In 2021, Amentum, in a joint venture with BWX Technologies and Fluor, was awarded a 10-year, $21 billion single-award IDIQ contract to lead the Savannah River Site Integrated Mission Completion Contract. Ongoing solutions at this site include project management and engineering services; waste management, stabilization, and disposition; and environmental and groundwater remediation and decontamination. Amentum’s 50 year relationship with the DOE, including recent projects at Hanford and Oak Ridge, was key to being selected for this contract and is instrumental for consideration in future opportunities.

Through the 15-year, over $3 billion J-Tech contract awarded in 2018, Amentum manages an expansive area across six test ranges for the U.S. Air Force, the USSF, and the U.S. Navy. Amentum provides engineering and technical solutions for RDT&E, equipment, and infrastructure to support pre-mission, mission, and post-mission requirements across R&D, test and evaluation, and training. Amentum’s over 60 years of expertise in electronic warfare led to this contract award.

In support of USCIS, Amentum leverages advanced biometrics technology to enhance the efficiency and accuracy of the United States immigration application process. As part of the Application Support Center (“ASC”) contract, which Amentum has held since 2013, Amentum operates approximately 130 ASC locations in the United States and U.S. territories. Amentum uses technology solutions to enhance applicant services and applies commercial best practices and technologies to improve operations. Amentum also applies rigorous, proprietary training across the workforce to ensure a consistent applicant experience and high-level of service.

History

Amentum and its predecessor companies have built customer trust by providing exceptional solutions for over a century.

On January 31, 2020, Amentum Equityholder purchased the Management Services business of AECOM and formed Amentum as the parent holding company of the acquired business. Through its subsequent acquisitions, Amentum enhanced its capabilities with a full suite of solutions including intelligence analytics, counter-terrorism solutions, supply chain management, aviation solutions, business process solutions, and defense readiness capabilities.

Amentum’s heritage stretches back to companies founded at the dawn of the twentieth century. This legacy encompasses many notable achievements, including design and development of the Hoover Dam, demilitarization of the United States’ chemical weapons stockpile, and environmental management support following the Manhattan Project during World War II. Some of the prominent companies that are part of Amentum’s history include EG&G, Morrison-Knudsen, Westinghouse Government Services, URS, Lear Siegler Services, DynCorp International LLC (“DynCorp”), and Pacific Architects and Engineers.

The composition of our business today reflects the evolving needs of the U.S. and other allied governments for a contractor that can provide comprehensive solutions to address their most significant and complex challenges.

Our Competitive Strengths

Amentum has succeeded as a leader in the government services market by leveraging four key competitive strengths: our scale and global presence; a balanced and diverse contract portfolio; an outstanding business development and customer relationship management; and a highly capable workforce and leadership team.

Scale and Global Presence: With approximately $7.9 billion in revenue for fiscal year 2023 and a workforce of over 35,000 highly skilled employees, our scale enables us to lead sizeable, complex contracts and invest in our talent and technology to better align with key customer priorities. In addition to a strong U.S. footprint, we have proven our expertise and operational excellence through relationships with allied nations across the globe. Amentum’s global presence, with active contracts across all seven continents and employees in approximately 75 countries, positions us for success in key regions of strategic priority, including the Indo-Pacific and regions of Europe, the Middle East and Africa.

Diversified Contract Base Across the Acquisition Lifecycle: We hold meaningful contract positions across the acquisition lifecycle including development, engineering, integration, and operations. Additionally, our diversified base of energy, intelligence, defense, and civilian customers creates stability and strategic agility to withstand changes to U.S. federal government administrations and their differing budgetary priorities. Our backlog consists of approximately 1,500 contracts (including task orders), and we also hold positions on multiple award IDIQ contracts with an approximate total ceiling value of $400 billion, which provides stability to Amentum’s portfolio and enhances our ability to win recompetes.

Outstanding Business Development Engine: Our longstanding and trusted relationships with a diverse set of U.S. federal government agencies and allied nations make us the partner of choice for solving the most complex, critical engineering and technical problems for our customers. Coupled with our track record of superior contract execution, which garners consistently high customer award fee scores, this business development process yields a sustained ability to win both contract recompetes and new opportunities. This has enabled us to build a backlog of approximately $26.8 billion, representing approximately 3.4x fiscal year 2023 revenue coverage.

Highly Skilled Workforce and Strong Management Team: Individuals with expertise across the industry comprise the Amentum team. Approximately one-half of Amentum’s employees have security clearances, allowing us to provide capable and highly sought-after personnel in support of our customer’s most sensitive missions. Our talent strategy allows us to be a leader in the industry, and we prioritize building a diverse base of employees on the Amentum team, including over one-quarter military veterans and over 40% ethnically diverse.

Additionally, our management has a strong history of executing large scale integrations comprising thousands of employees and driving organic growth and successful recruitment and retention.

Our Strategy for Growth

In order to leverage our competitive strengths to drive best-in-class growth, we developed a strategy comprised of three key elements: win and successfully operate the largest, most complex programs for the U.S. federal government and allied nations; increase our penetration with existing, well-funded customers; and expand into adjacent growing markets:

Win and successfully operate the largest, most complex programs for the U.S. federal government and allied nations: The breadth and diversity of our solutions, capabilities, geographies, workforce, and contract vehicles provide us a unique set of foundational attributes that are central to our strategy and position us for outsized growth within the energy, intelligence, defense, and civilian end markets.

Increase our penetration with existing, well-funded customers: Our current long-term contracts and relationships provide a stable base for on-contract growth and expanded contract opportunities. Our operational excellence and agility allow us to quickly adapt to changing customer priorities while remaining focused on delivering differentiated solutions.

Expand into adjacent growing markets: We aim to leverage our differentiated mission expertise and track record, highly-skilled talent, innovative technologies, and ecosystem of partners to support our customers’ modernization initiatives in adjacent growing markets. These potential growth markets include areas such as autonomous systems, sustainable energy, and artificial intelligence. Our expertise in successfully operating large, complex programs in other areas of the government positions Amentum as a trusted partner for our customers as they embark on modernization of their capabilities.

Our Core Capabilities

Amentum delivers innovative solutions to the U.S. federal government and allied nation customers across six distinct capability areas: environment and climate sustainability; intelligence and counter threat; data fusion and analytics; engineering and integration; research, development, test and evaluation; and citizen systems.

Amentum’s core capabilities and solutions areas are described below:

Capability
Environment and Climate Sustainability	Intelligence and Counter Threat	Data Fusion and Analytics	Engineering and Integration	Research, Development, Test & Evaluation (RDT&E)	Citizen Systems
• Environmental Remediation • Energy Consulting • Laboratory & Research Operations • Clean Energy Solutions • Nuclear Engineering & Operations Management	• Counter-Intelligence • All-source Intelligence Analysis • Intelligence & Special Forces Training • Non-Proliferation & Threat Reduction • Counter-Threat & Security Engineering	• Data Integration & Analytics • Software Engineering • IT Modernization & Management • Cybersecurity & Information Assurance • Network & Satellite Communication	• Research & Development • Test & Evaluation • Systems Engineering • Prototyping & Integration • Digital Engineering • Electronic Warfare & C5ISR • Design Engineering

•  Training System Development and Range Operations

•  Critical Infrastructure Modernization

•  Supply Chain Management

•  Space Operations

•  Platform Sustainment

•  Autonomous & Counter Autonomous Solutions

• Business Process Automation • Claims Processing Services • Emergency Operations & Disaster Recovery • Expeditionary Medical Solutions • Diplomacy & Development

Amentum’s capability areas are strategically aligned to sustainable, long-term priorities for the federal government, allied nations and commercial customers.

Environment and Climate Sustainability

Amentum has been providing innovative solutions to our energy and environmental customers for decades. We are recognized for safe and innovative management of highly complex projects and programs for the DOE, the NDA and other allied governments. Our solutions in this area span environmental remediation, energy consulting, lab and research operations, engineering and clean energy solutions. Amentum supports the DOE’s facilities and provides decontamination and remediation services to both commercial and government customers worldwide. Amentum is a top contractor for the DOE’s approximately $8 billion EM budget, which in recent years has grown steadily at a rate of approximately 3% per annum in part due to the DOE’s ongoing clean-up of hazardous and radioactive waste from energy research and weapons production dating back to World War II. Based on a 2021 Government Accounting Office report, the estimated future cost of this clean-up equates to approximately $512 billion, which offers a significant opportunity for Amentum. Amentum is the prime contractor or partner on multiple distinct Tier 1 U.S. and U.K. energy government contracts. Amentum is a longstanding leader in this space, with unique experience that includes the management of the U.S.’s only deep geologic repository for nuclear waste, as well as the U.K.’s principal facility for low-level waste disposal. Moreover, Amentum led the decommissioning, deactivation, demolition and remediation of the world’s first uranium gaseous diffusion plant at Oak Ridge. Amentum was also among the first to develop and execute the vitrification of high-level waste, or the conversion of nuclear liquid waste into a stable glass form for long-term safe storage.

We intend to expand on these capabilities as the increased global demand for clean and environmentally sustainable solutions creates a significant opportunity for Amentum. Amentum works closely with our customers to provide a comprehensive approach to reducing GHG emissions, developing clean energy infrastructure and enhancing energy resilience technologies. In the areas of energy resiliency and sustainability, we provide innovative solutions to support our customers’ evolving focus on emerging technologies such as distributed energy systems, microgrids, fusion and alternative energy sources. Amentum is accelerating our customers’ clean energy transition through fusion energy research at Lawrence Livermore National Laboratory and advanced nuclear energy development at Idaho National Laboratory, aiming to bring clean energy project solutions to the field.

Intelligence and Counter Threat

Amentum delivers a diverse set of intelligence and counter threat solutions for the U.S. Intelligence Community and the DOD. Operating across the globe, we provide intelligence analysis, operational support, supply chain management, training, and counter-terrorism solutions across multiple directorates at major U.S. national intelligence customers. In addition to our capabilities in intelligence analysis, Amentum provides advanced specialized training to improve intelligence capabilities among servicemembers. Our technical proficiency and ability to provide highly skilled and security-cleared personnel bolsters our performance track record.

The U.S. Intelligence Community has consistently relied on contractors to provide specialized, niche expertise to drive specific missions. We believe rising geopolitical threats and evolving strategic relationships among nation-states will continue to support strong demand for its intelligence and counter threat solutions. Our global footprint and mission expertise positions Amentum to meet our customers’ increased demand for additional forms of intelligence collection and analysis in response to the emergence of near-peer and non-state adversaries.

For example, at the DTRA, Amentum supports the cooperative mission of reducing threats from weapons of mass destruction and related materials, technologies, facilities, and expertise. Amentum works with partner nations in preventing the proliferation and facilitating the elimination, safe and secure transportation, and storage of nuclear, chemical, and biological weapons. Recent developments in Europe, Africa, and Asia highlight the enduring need to protect and prevent the proliferation of weapons of mass destruction by securing and eliminating chemical, biological, radiological, and nuclear material and infrastructure.

Data Fusion and Analytics

Amentum’s information-based capabilities span the entire data analytics lifecycle–from ingestion, collection, security, and storage, to processing and analysis. Our innovative, extensive data integration and analytics capabilities involve multiple domains and data sources that allow Amentum to continuously provide effective solutions for our civil, defense, and intelligence customers. These solutions include software engineering, cybersecurity, data integration, and IT modernization. We integrate emerging technologies with data visualization to help our customers make complex, mission critical decisions. Amentum’s predictive analytics solution for the sustainment of forward deployed ground platforms has helped the U.S. Army improve operational efficiency. Moreover, Amentum continuously incorporates the latest emerging technologies, such as artificial intelligence and machine learning, into our data analytics solutions to provide our customers the insight required to solve their most complex and urgent problems.

Data-driven decisions, protection, and interoperability are long-term priorities for the federal government, particularly in response to emerging technologies such as advanced analytics, the internet of things, and artificial intelligence/machine learning. To combat data and information overload, the federal government is seeking data fusion tools for searching, triaging, and visualizing information to drive specific missions. Application and system integration support will be needed to enable cross-application data fusion and sharing across the entire federal government. Amentum is well positioned to benefit from these trends due to our established reputation for providing innovative fusion and analytical solutions across a diverse set of traditional and non-traditional data sources.

As an example, Amentum currently supports the U.S. Department of Treasury’s Office of Terrorism and Financial Intelligence by providing a full range of state-of-the-art investigative and analytic solutions to counter cyber-enabled financial crime under a five-year, $500 million dollar contract. Through this contract, Amentum will provide intelligence, financial, and investigative expertise and technology-enabled approaches including sanctions investigation and enforcement, transaction licensing, and investigation of financial crimes.

Engineering and Integration

Our skilled workforce analyzes, plans, designs, builds, and integrates some of the most complex systems and platforms for the U.S. federal government and allied nations. These systems and platforms span land, air, maritime, cyber and space domains for defense, civilian and intelligence customers. We provide our customers a unique set of engineering and integration solutions that are supported by decades of experience in key technology areas such as microelectronics, unmanned, autonomous, electromagnetic spectrum, and directed energy. Moreover, our longstanding relationships with R&D-focused customers like the Defense Advanced Research Projects Agency (“DARPA”) allow us to stay at the forefront of disruptive technologies and develop technical advancements that can modernize and deliver mission advantages to our customers.

We believe our engineering and integration capabilities are strategically aligned key areas of U.S. federal government budgetary focus. The DOD received appropriations of $148 billion for RDT&E in fiscal year 2024, signaling a long-term focus on modernization and advancement of new technologies. In fiscal year 2023, the DOD’s $1.1 billion R&D budget for microelectronics more than doubled compared to the previous year.

MBSE is at the center of our digital engineering and integration focus. Our MBSE framework migrates systems engineering and design projects across the life cycle from a document-centric approach to a model-centric approach, using formalized digital models and our proven digital engineering playbook. Our engineers use these digital models and data to provide a common operating picture or authoritative source-of-truth, enabling decision-makers, designers, testers, production teams, and users to communicate and collaborate more effectively. Amentum’s MBSE Collaboration Center is a state-of-the-art lab and training center that brings together top private-sector and government engineers, the latest tools, and advanced digital engineering models to enhance collaboration and visual solutions to defeat emerging threats. The Center creates new engineering capabilities to benefit the greater DOD customer base in the application and practice of MBSE and related digital tools. Digital engineering has become a priority for the U.S. federal government, in particular the DOD. As part of the National Defense Strategy, the DOD released a digital engineering strategy focused on modernizing defense systems and speed of delivery to be able to fight and win the wars of the future. Consequently, the DOD is transforming its engineering practices to digital engineering, incorporating technological innovations into an integrated, digital, model-based approach. Amentum believes the DOD’s priority in digital engineering is well aligned with the company’s long-term strategic focus.

Amentum also supports a wide range of C5ISR initiatives for the DOD. For the U.S. Army, we are responsible for supporting the Communications-Electronics Research, Development and Engineering Center Prototyping Integration and Testing Division for C5ISR systems. Amentum is a leader in the engineering, integration, analysis, tracking, and fielding of advanced systems across a vast joint test bed spanning Utah, Nevada, and California. Additionally, we have a strong reputation with the U.S. Navy as a leader in naval electronic warfare engineering and integration solutions driven by a longstanding history in areas such as adversarial electromagnetic attack, unintentional electromagnetic interference and electromagnetic environmental effects.

Research, Development, Test & Evaluation

Amentum has a long and proven legacy of providing advanced RDT&E capabilities to the DOD and civilian agencies, including over 65 years of providing multi-domain solutions to all major DOD customers. Our RDT&E programs are long-term contracts that provide modernization solutions for RDT&E, LVC training missions, and related activities for 6 test ranges for the U.S. Air Force, USSF, U.S. Army and U.S. Navy. Additionally, we provide best-in-class, comprehensive technology-based supply chain management and sustainment solutions for the DOD. These solutions are critically important to the DOD given the department’s long-term focus on lowering costs and enhancing readiness and sustainment of its people, platforms and systems. Amentum provides augmented reality solutions to the U.S. Army to ensure the readiness of complex ground platform systems from remote forward deployed locations. Amentum is applying leading-edge remote expert technology to save lives, reduce sustainment costs, and increase platform readiness. Our global positioning within DOD AORs affords Amentum the ability to provide exceptional, rapid support to our U.S. federal government customers’ and allied partners’ urgent needs anywhere in the world.

One example of this is our current support in the INDOPACOM region. Today, we provide RDT&E and infrastructure related solutions to help optimize the effectiveness of the DOD’s mission in the INDOPACOM AOR. As geopolitical threats continue to rise, Amentum is well positioned to partner with the U.S. federal government and allies on priorities including the growing $10 billion Pacific Deterrence Initiative recently submitted in the fiscal year 2025 budget request.

We are also trusted by our government and commercial customers to manage and operate their mission critical infrastructure. We provide turnkey, site-wide infrastructure solutions for various DOD, NASA, and Department of State (“DOS”) customers. Commercially, we leverage these same world-class capabilities to manage critical infrastructure for Fortune 500 customers. We are also a leader in the aviation sector where we deliver full-spectrum services and solutions that include LVC pilot training, sustainment, field engineering, repair, and overhaul, and integrated flight operations for both manned and unmanned aircraft. As of May 2023, Amentum was the largest non-OEM unmanned aircraft solutions provider to the U.S. federal government, with over 15 years of experience supporting unmanned systems such as the MQ-1, MQ-9, and RQ-4 aircraft and associated ground control stations and special support equipment for the United States Air Force, Navy, and Marine Corps. Since 2010, Amentum has been the prime enabler of global long-haul communications, network engineering support, command and control, and associated classified disciplines that permit remote split operations of remotely piloted aircraft supporting DOD and other national security customers. Over the last five years the U.S. federal government has spent over $12 billion on unmanned aircraft systems.

Citizen Systems

Our government customers rely on a range of business process solutions to improve the citizen experience for the people of the United States and our allies. Our ability to integrate a people-first experience, secured data, business processes, and technologies enables us to deliver efficient and effective citizen-based solutions for our customers. We support a diverse set of civilian customers including but not limited to the Department of Justice (“DOJ”), DHS, Department of Treasury, U.S. Postal Service and DOS. We design, develop, and deliver innovative solutions by leveraging emerging technologies to improve citizen engagement across a wide range of critical federal programs. These programs range from automated litigation support at the DOJ to integrating and implementing advanced biometrics technologies to enhance the efficiency and accuracy of the immigration application process at DHS. Our longstanding history providing various business process solutions coupled with integrating leading-edge technologies positions us well as the U.S. federal government continues to move from human-engaged processing services to more technology-based approaches. We also provide a variety of rapid response, global humanitarian and peacekeeping solutions for the DOD and State Department customers. These include integrated medical solutions, training, life support, translation, and advisory care services to the U.S. and its allies across the world. We partner with the U.S. federal government to deliver a better, safer, and smarter experience for Americans and allies across the world.

Our Market Opportunities

Amentum primarily serves four customer-based end markets: energy, intelligence, defense, and civilian. Amentum defines these end markets primarily by the mission focus areas and funding sources of its end-customers. Across these markets, Amentum’s primary customer is the U.S. federal government, which represented approximately 89% of Amentum’s revenue in fiscal year 2023. According to third-party estimates resulting from studies Amentum commissioned, the U.S. federal government’s total addressable market was approximately $510 billion for outsourced contractor services in U.S. fiscal year 2023. We expect the DOE, IC, DOD, and DHS budgets, which are core funding sources across these four end markets, to continue to experience bipartisan tailwinds in fiscal year 2024 and beyond. Between 2014 and 2024, each of these budgets have grown and are expected to grow at a 4%–6% CAGR. Our core capabilities and end markets address a significant portion of these budgets, illustrating significant long-term growth opportunities.

Energy

Amentum is strongly positioned to leverage its existing capabilities and U.S. federal government footprint to support the energy transition enabled by billions of dollars in new funding.

The DOE is Amentum’s key customer in this market segment. The DOE advances the energy, environmental and nuclear security of the United States. The U.S. fiscal year 2025 budget request for the DOE is $51 billion, supporting cutting-edge research at DOE’s National Laboratories and universities, in addition to building and operating world-class scientific user facilities. Of that budget request, approximately $9 billion is allocated to the EM budget. The EM budget also prioritizes the DOE’s environmental cleanup and disposal liabilities of approximately $520 billion as well as increased spending on clean energy, budgeting approximately $3 billion for energy efficiency and renewable energy. Moreover, the budget addresses the DOE’s Environment, Health, Safety and Security efforts to address environmental and health concerns associated with PFAS, an area in which Amentum has been able to leverage its capabilities.

Amentum maintains a strong relationship with the DOE with five decades of experience remediating the environmental impact of the U.S. federal government nuclear complex and providing engineering and consulting solutions for complex remediation challenges. Some notable DOE contracts include the Savannah River Site Integrated Mission Completion contract for liquid waste operations and the Oak Ridge Reservation cleanup contract. Our broad capability set that spans materials, facilities, and technologies positions us to continue participating in the ongoing cleanup, operation and management of critical government owned nuclear sites, laboratories and manufacturing complexes by the DOE and other agencies. In fiscal year 2023, our Energy end market represented approximately 6% of our total revenue.

Intelligence

Amentum holds a leadership position within the Intelligence Community (“IC”) and supports a wide range of Intelligence Community-related missions. We believe we can leverage the combination of our intelligence and national security capabilities and operations to further expand and develop solutions for the Intelligence Community.

The U.S. intelligence market is comprised of 18 agencies and organizations, including the Office of the Director of National Intelligence (“DNI”). These agencies are funded by the National Intelligence Program and Military Intelligence Program budgets. The U.S. fiscal year 2025 budget request includes $73 billion for NIP and $28 billion for MIP, totaling approximately $102 billion. The U.S. fiscal year 2025 budget request represents a 4.2% CAGR compared to fiscal year 2022 appropriations. Budget priorities in the IC highlight the U.S. federal government’s focus on innovation and keeping pace with the complex, rapidly changing technological environment and the evolving nature of the threats to our national security. In fiscal year 2023, our Intelligence end market represented approximately 11% of our total revenue.

Defense

Amentum’s defense capabilities and position at the forefront of technological innovation help maintain a strong relationship with the DOD. U.S. defense agencies within the DOD rely on large and complex systems that span multiple agencies, programs, and missions. The U.S. fiscal year 2025 budget request includes $850 billion for DOD, representing 4% annualized growth since U.S. fiscal year 2023, including a commitment to invest $338 billion for operations and maintenance and $143 billion in RDT&E. In fiscal year 2023, our Defense end market represented approximately 56% of our total revenue.

As the U.S. continues to bolster national security and prepare for current and evolving adversaries, DOD is prioritizing modernization and innovation as laid out in the 2022 National Defense Strategy. The latest fiscal year budget includes an emphasis on improving DOD operations, investing in emerging technologies, developing cutting-edge warfighting capabilities, responding to the cyber threat environment and enhancing DOD’s information technology and data management capabilities, among other priorities.

Amentum’s diverse capability set spans a wide spectrum of technologies and is strategically aligned to DOD priorities. We have a renowned track record with a variety of DOD agencies supporting their respective modernization efforts and are well positioned to deliver critical solutions for these customers both now and in the future.

Civilian

Amentum provides highly complex, mission-critical solutions to a large number of the U.S. federal government’s key federal civilian agencies, including the DHS, DOS, DOJ and NASA as well as commercial end-customers. In fiscal year 2023, our Civilian end market represented approximately 27% of our total revenue.

The demand for Amentum’s services is driven by the budgets and outsourcing opportunities of these customers. One of Amentum’s largest customers is the DHS. The proposed U.S. fiscal year 2025 budget for the

DHS is $108 billion, representing 2.8% compounded annual growth since 2023, of which approximately $20 billion is budgeted for CBP and approximately $7 billion for USCIS. Amentum has a long-standing relationship with the DHS and was recently awarded multiple contracts, including the National Aviation Maintenance and Logistics Services contract to manage and maintain the entire CBP aircraft fleet, USCIS contract to enhance the efficiency of the immigration application process at ASC and the DHS Science & Technology contract to develop and deploy emerging capabilities and prototypes for countering uncrewed systems threats.

Another key customer in the Civilian market is the DOS. The DOS’ budget proposal for U.S. fiscal year 2025 is $64 billion, representing 1% growth from estimated 2023 levels. Amentum holds several contracts with the DOS, including the Operations, Maintenance and Sustainment Service contract for embassy support services.

The Civilian market also includes the DOJ. The DOJ is tasked with the enforcement of federal law and administration of justice in the United States. The DOJ’s budget proposal for U.S. fiscal year 2025 is approximately $38 billion, representing 0.5% growth from estimated 2023 levels. Amentum was recently awarded the MEGA V contract to provide information technology and automated litigation support solutions to DOJ offices, boards and divisions as well as other federal government agencies.

Longstanding Relationships with Industry and Customers

Amentum’s reputation and foundation have been built over more than 110 years of experience solving complex problems and challenges for a diverse set of energy, intelligence, defense, and civilian customers.

Some examples of Amentum’s long-term customer partnerships include:

•	U.S. Department of Defense: 70+ years

•	U.S. Intelligence Community: 50+ years

•	U.S. Department of Energy: 50+ years

•	U.S. Department of Justice: 25+ years

•	U.S. Department of State: 60+ years

•	U.S. National Aeronautics and Space Agency: 40+ years

•	U.S. Department of Homeland Security: 20+ years

Specific examples of Amentum’s significant accomplishments include:

•	completing the first-ever decommissioning, deactivation, demolition, and remediation of the world’s first uranium gaseous diffusion plant at the Oak Ridge Site;

•	remediation and destruction of the U.S. chemical weapons stockpile;

•	pioneering the threat financial intelligence analytics market for the DOD and Civilian agencies since inception approximately a decade ago;

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delivering remote tele-maintenance and distribution support for ground platforms in Europe to the U.S. Army through use of phones, tablets, encrypted chatrooms, and hands-free augmented reality headsets to provide in-country expertise;

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providing technical and engineering support to DARPA for approximately 30 years on emerging technology and R&D-related projects including hypersonics, autonomous systems, directed energy, and classified space systems;

•	worldwide operational support on key unmanned aircraft programs of record including MQ-1, MQ-9, and RQ-4;

•	supplying engineering support for the U.S. Navy & U.S. Marine Corps over decades, with various submarine classes served and over 500 electromagnetic environmental effect test events on over 200 ships;

•	managing more than 17,000 personnel on the U.S. Navy’s largest base operations contract at Joint Region Marianas in Guam, a center point for DOD’s INDOPACOM strategy;

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supporting over 200 launches at Kennedy Space Center in the manufacture, processing, and distribution of liquid propellants, pressurants, chemicals and special fluids for spaceport customers and to provide life support services to customers working in toxic or oxygen-deficient environments;

•	providing advanced technologies to support the annual collection of over two million biometric analyses for DHS USCIS; and

•	providing reliable and secure, specialized communication solutions across over 1,000 network installations and operations in over 30 countries.

Contracts

We have been awarded contracts across a diverse group of customers across the end markets we serve. We currently have work under approximately 1,500 contracts (including task orders); this includes nearly 20 single-award contracts that each have an initial total contract value of over $1 billion. We currently hold over 40 multiple award IDIQ contracts with a collective total ceiling value of approximately $400 billion. Our contracts represent approximately $26.9 billion worth of backlog as of June 28, 2024, with backlog coverage of approximately 3.4x revenues, providing expected stability to our business.

We contract with our customers generally under one of three types of price structures: cost-reimbursable, fixed-price and T&M contracts.

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Cost-reimbursable contracts provide for reimbursement of our direct contract costs and allocable indirect costs, plus a fee (contract profit). Some of our cost-reimbursement contracts have award fee or incentive fee components, which are awarded, subject to the attainment of pre-specified thresholds, such as targets for factors like cost, quality, schedule, and performance, that are stipulated in each contract.

•	Fixed-price contracts provide for a predetermined price for specific solutions. These contracts offer us potential increased profits if we can complete the work at lower costs than planned.

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T&M contracts typically provide for negotiated fixed hourly rates for specified categories of direct labor plus reimbursement of other direct costs. On T&M contracts, we assume the risk of providing appropriately qualified staff to perform these contracts at the hourly rates set forth in the contracts over their period of performance.

The following tables set forth the percentages of revenues represented by these types of contracts for the three and nine months ended June 28, 2024 and June 30, 2023 and each of the last three fiscal years:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Cost-plus-fee	59%	62%	61%	63%
Fixed-price	29%	27%	27%	27%
Time-and-materials	12%	11%	12%	10%

	For the Fiscal Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
Cost-plus-fee	63%	69%	69%
Fixed-price	26%	23%	25%
Time-and-materials	11%	8%	6%

Competitive Landscape

We compete against well-established corporations as well as smaller, more specialized companies that concentrate their resources on particular areas. Many contracts require a diverse set of capabilities and requirements that allow us to partner with competitors while at the same time competing in other areas. We compete on various factors, including technical capabilities, successful performance history, qualified/security-cleared personnel, reputation with customers, price, geographic presence, and size.

Amentum’s primary competitors include Booz Allen Hamilton, CACI, KBR, Leidos, ManTech International, Parsons, Peraton, and SAIC. Our competition also includes large defense contractors such as Boeing, BAE Systems, General Dynamics, Lockheed Martin, L3Harris Technologies, Northrop Grumman, and RTX. Competitors for our energy business include Atkins, BWX Technologies, Honeywell International, Huntington Ingalls Industries and Fluor. Amentum also competes against small businesses that cater to specific customers, capabilities, and geographies.

Human Capital Management

Our People and Culture

Our team of experienced senior executives leads Amentum with a history of developing, engineering, and delivering complex technical and management solutions to our U.S. federal government customers and allied governments worldwide. With an average of a quarter century of experience in relevant industries or roles, this team is respected by customers, business partners and employees for their technical expertise across the defense, security, intelligence, energy and environmental markets. Recognized for their ethical behavior, focus on employee safety, commitment to inclusion and collaboration, and personal embrace of Amentum’s core values; they lead by example in support of their leadership brand.

Our team is focused on delivering purpose-driven solutions. We hold ourselves accountable to our team, customers, company, and communities and innovate as a team of curious and action-oriented workforce passionate about making a difference in an ever-changing world. Our culture and values embrace inclusion and collaboration, which serve as a beacon for sharing our continued story of success and experience to all our customer’s missions.

We have created a values-driven culture by fostering a sense of belonging, welcoming all perspectives and contributions, and providing equal access to opportunities and resources for everyone. Our high-performing culture supports a best-in-class employee experience devoted to growing a diverse, equitable, and inclusive workforce. Through our employee resource networks (“ERNs”), including the Black Excellence, NextGen, Veterans, Women’s, and Neurodiverse ERNs, we aim to tangibly foster community and inclusion in our workforce. In combination, our ethics & compliance program, high-performing culture, and core values framework provide our workforce with clarity on what is expected to be successful as an Amentum employee.

As of September 29, 2023, Amentum had over 35,000 employees, which excludes employees of our joint ventures. These personnel are assigned in all 50 U.S. states and approximately 75 other countries.

Over one-quarter of Amentum’s workforce is made up of veterans who served in our nation’s armed forces and approximately 50% of our U.S. employees have a security clearance.

Creating a Smarter, Safer, Cleaner World

Amentum has an ESG Steering Committee with representation from across our organization to ensure we continue to drive change, engage employees and partners and hold ourselves accountable for the goals we set.

Ethics & Compliance

Our code of conduct makes clear our expectations for ethical leadership, performance with integrity, fair and honest business dealings, and compliance with all company policies and the law.

Core Values

Amentum’s core values further strengthen our ethical expectations, providing the framework to drive performance and decision making. These core values celebrate our high-performing culture and emphasize our “fierce commitment” to deliver on our promises and be accountable to our teams, customers, company, and communities. They also highlight the creation of “trailblazing solutions” as a team of curious and inventive doers passionate about making a difference in an ever-changing world, acting at all times ethically and with “unwavering integrity” while embracing “inclusion and collaboration.”

Security

We remain committed to protecting information and property, customer and company property, electronic assets, data privacy, and classified and national security information with controls, processes, training, and procedures implemented to continuously monitor and ensure the company’s security posture.

Outstanding Talent

We recruit talent into the organization in accordance with our recruiting strategy, which observes a multi-pronged sourcing approach to include a proven talent acquisition team; robust applicant tracking system; effective use of available job boards; broad digital marketing campaigns, and targeted job fairs. Additionally, Amentum observes a strong military outreach program to attract our veteran population, and a robust university relations program to attract emerging talent and specialty skilled personnel. To measure impact and progress towards our talent-related goals, we have implemented a listening strategy and surveying tool to capture employee sentiment across a variety of topics.

Talent Development

Amentum focuses on engaging and further developing our employees by promoting an environment of continuous learning through the availability of multiple training and development offerings to build skills and expand knowledge. Additionally, Amentum uses succession planning to identify key talent to drive current and future business strategy to include the identification of immediate, near- and long-term successors and high-potential employees.

Intellectual Property

Our proprietary intellectual property portfolio covers products, technical solutions, consulting, methodologies, and know-how. Although we have selectively sought patent protection, Amentum’s services and solutions do not generally depend on patent protection. The portfolio is protected by non-disclosure agreements and contractual arrangements, as well as one or more of the following: trade secret, patent, copyright, and trademark protections. Some of the company’s intellectual property may contain licensed third-party and open-source components.

For our work under U.S. federal government funded contracts and subcontracts, the U.S. federal government obtains certain rights to data, software and related information or intellectual property developed under such contracts or subcontracts. These rights may allow the U.S. federal government to disclose or license such data, software, and related information or intellectual property to third parties. When we are acting as a subcontractor, our prime contractor may also have certain rights to data, information, and products that we develop under the subcontract.

Seasonality

Our business may experience seasonality due to the U.S. federal government’s fiscal year ending in the third calendar quarter, as well as the number of working days in a given quarter. U.S. federal government agencies may award extra tasks or complete other contract actions in the weeks before the end of a U.S. federal government’s fiscal year to avoid the loss of unexpended funds, which may favorably impact our fiscal fourth quarter. In addition, revenues may be unfavorably impacted in the summer and holiday seasons as a result of a greater number of holidays and a higher utilization of vacation time.

Environmental Matters

Our business and mission success are dependent upon safeguarding our employees, contractors, customers and the communities in which we work. We support our customers and communities by protecting the environment through the pursuit and implementation of sustainable business practices that enhance our operational capabilities. To that end, Amentum’s management and administration of environment, health and safety processes for operational execution have been certified to the ISO 14001 standard.

Amentum’s operations are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations. Although we currently are not aware of any material environmental or regulatory compliance costs or liabilities, or any risks associated with climate change that would be materially adverse to the company, it is possible that we may incur material costs or liabilities in the future. These regulations and risks are described in more detail under “Risk Factors.”

Amentum is committed to being a good steward of the environment through assessing, mitigating and reducing the impact we have on climate change and the physical environment in which we operate. In addition to complying with the regulations applicable in the jurisdictions in which we operate, we set self-imposed goals relating to the reduction of GHG emissions, energy conservation and other important environmental initiatives. The company recently released its first Corporate Responsibility and ESG Report, in which it announced a goal of achieving net zero carbon emissions by 2040.

Amentum measures, monitors and tracks our GHG emissions (Scope 1 and Scope 2) in accordance with the GHG Protocol Corporate Accounting and Reporting Standard and publicly discloses those estimated emissions on our corporate website.

Actions Amentum is taking to reduce the environmental impact of its activities include increasing the number of electric vehicles in our fleet, improving the energy efficiency of our buildings and implementing a centralized fleet program that will optimize the management of owned and leased vehicles to reduce GHG emissions.

Regulatory Matters

As a government contractor, Amentum’s business is heavily regulated and, as a result, its need for business and employee support for regulatory compliance is significant. Specifically, Amentum’s industry is governed by various laws and regulations, including but not limited to laws and regulations relating to the formation, administration, and performance of government contracts; the security and control of information and information systems; international trade compliance; combatting human trafficking; and the mandatory disclosure of “credible evidence” of criminal law violations or receipt of significant overpayments.

Such laws and regulations may potentially impose added costs on Amentum’s business. Amentum’s failure to ensure regulatory compliance may lead to civil or criminal penalties, termination of its government contracts, and/or suspension or debarment from contracting with customers.

When working with U.S. federal government agencies and entities, one of the primary regulations that Amentum must comply with is the FAR. The FAR, which mandates uniform policies and procedures for U.S. federal government acquisitions and purchased services, governs the majority of Amentum’s contracts. Individual agencies may also have acquisition regulations that supplement the FAR and with which Amentum must also comply.

In addition, U.S. federal government contractors are generally subject to other federal and state laws and regulations, including those that: (a) require certification and disclosure of cost or pricing data in connection with contract negotiations; (b) govern reimbursement rights under cost-based contracts; (c) allow the government and whistleblowers filing on behalf of the government to pursue treble damages, civil penalties, and sanctions for the provision of false or fraudulent claims to the U.S. federal government; (d) regulate wages and fringe benefits paid to certain employees on U.S. federal government contracts; and (e) restrict the use, dissemination and exportation of products and information for national security purposes. These laws include the False Claims Act, the Procurement Integrity Act, the Service Contract Act, the Davis Bacon Act, Cost Accounting Standards, and associated implementing regulations.

Amentum is also subject to oversight by the U.S. Office of Federal Contract Compliance Programs for federal contract and affirmative action compliance, including with respect to affirmative action plans, diversity initiatives, and recruiting and hiring processes.

The U.S. federal government may revise its procurement practices or adopt new contract rules and regulations at any time. In order to help ensure compliance with these complex laws and regulations, all of our employees are required to complete ethics training and other compliance training relevant to their position.

Amentum’s work for customers in jurisdictions outside the United States is subject to substantially equivalent laws and regulations as those discussed above. Amentum seeks to comply with all such requirements in each jurisdiction in which it operates.

For more information on risks relating to U.S. federal government contracts, see “Risk Factors.”

Properties

As of September 30, 2023, Amentum conducted its operations in approximately 215 leased locations occupying approximately five million square feet. Amentum’s major organizational support locations are in Virginia, Maryland, Nevada, and Texas, where it occupies approximately 300,000 square feet, collectively. Amentum has additional significant business operations and support facilities located in Virginia, Maryland, Colorado, Indiana, South Carolina, Alabama, Connecticut, New Zealand, Dubai and India where it occupies an additional approximately 430,000 square feet collectively. Dedicated business performance facilities account for the remaining leased square feet in the portfolio.

Additionally, across seven facilities, Amentum has an aggregate of approximately 20,000 square feet of customer-accredited Sensitive Compartmented Information Facilities, which are highly specialized, secure facilities used to perform classified work. Amentum also has employees working at customer sites throughout the U.S. and in other countries.

The following summary includes office properties Amentum leases that are 10,000 square feet and above, excluding customer facilities:

Properties Leased	Approximate Square Footage	General Use
Aiken, SC	20,000	Business Operations/Organizational Support
Alexandria, VA	13,000	Business Operations
Annapolis Junction, MD	17,000	Business Operations
Arlington, VA	46,000	Business Operations
Arlington, VA	41,000	Business Operations/Organizational Support
Chantilly, VA	46,000	Major Organizational Support/Headquarters
Dahlgren, VA	25,000	Business Operations
Englewood, CO	30,000	Business Operations
Falls Church, VA	36,000	Business Operations
Fort Worth, TX	119,000	Major Organizational Support
Germantown, MD	36,000	Major Organizational Support
Groton, CT	13,000	Business Operations
Huntsville, AL	17,000	Business Operations
Ijamsville, MD	14,000	Business Operations
Las Vegas, NV	95,000	Major Organizational Support
Norfolk, VA	53,000	Business Operations
Odon, IN	26,000	Business Operations
Dubai, UAE	18,000	Organizational Support
Bangalore, India	12,000	Organizational Support
Christchurch, New Zealand	51,000	Organizational Support

Legal Proceedings

Amentum’s performance under its government contracts and its compliance with the terms of those contracts and applicable laws and regulations are subject to various audits, reviews, and investigations by its governmental customers. Amentum may also be involved in litigation relating to its government contracts, including claims, protests, and False Claims Act proceedings. In addition, Amentum is from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with customers and contractors, IP disputes, and other business matters. The outcome of any such matter is inherently uncertain and may be materially adverse, including potentially adverse impacts from publicity surrounding legal proceedings. We maintain insurance coverage with third-party insurers as part of our overall risk management strategy and because some of our contracts may require us to maintain specific insurance coverage limits. Not every risk or liability is or can be protected by insurance, and, for those risks we insure, the limits of coverage that are reasonably obtainable may not be sufficient to cover all actual losses or liabilities incurred, including due to deductibles or retentions.

Based on current information, Amentum’s management does not expect any of the currently ongoing matters to have a material adverse effect on Amentum’s financial condition, cash flows or results of operations. For a discussion of these items, refer to “Note 15—Legal Proceedings and Commitments and Contingencies” of the notes to Amentum’s audited consolidated financial statements for the year ended September 29, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE SPINCO BUSINESS

The following discussion and analysis should be read in conjunction with the other sections of this information statement, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Information,” including the unaudited condensed combined financial statements and notes thereto and the audited combined financial statements and notes thereto included elsewhere in this information statement. This discussion contains forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this information statement and particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” References to “SpinCo Business”, “we” or “us” in this section refer to the SpinCo Business prior to the distribution and the transactions.

Overview

The SpinCo Business provides a full spectrum of solutions for customers to address evolving challenges in the areas of space exploration, national security and defense, cybersecurity and intelligence, digital transformation and modernization, intelligent infrastructure and asset management, the clean energy transition, environmental remediation, and advanced telecommunications.

The SpinCo Business’s core capabilities span a broad array of engineering, technical, and consulting services, including systems engineering and integration services; software development and application integration services and consulting; enterprise level IT operations and mission IT services; engineering, design, development, delivery, and integration of specialized technical facilities and systems; testing and mission integration; enterprise operations and maintenance; program management; research, development, test and evaluation services; specialized training and mission operations; expertise across the full lifecycle of nuclear energy; innovation, development and deployment of next-generation technologies, software and data as a service, data analytics and cybersecurity and intelligence solutions; and other highly technical consulting solutions.

With approximately $5.5 billion in fiscal year 2023 revenue and over 18,000 employees, we are a scaled global services provider leveraging our deep experience to support U.S. federal government, international governments, and commercial customers in the Space, Defense, Intelligence, Energy, and Commercial sectors, helping our customers to develop lasting solutions in the communities where we live and work. We take a partnership approach with our customers, serving as a trusted and close partner and advisor in completing their most critical missions.

Operating Segments

Critical Mission Solutions

The CMS Business provides a full spectrum of solutions for customers to address evolving challenges like digital transformation and modernization, national security and defense, space exploration, digital asset management, the clean energy transition, and nuclear decommissioning and cleanup. Our core capabilities include systems and software development and application integration services and consulting; enterprise level IT operations and mission IT services; engineering, design and construction of specialized technical facilities and systems; testing and mission integration; enterprise operations and maintenance; program management; research, development, test and evaluation services; specialized training and mission operations; environmental remediation; and other highly technical consulting solutions to government agencies as well as commercial customers in the U.S. and international markets. The CMS Business operating segment represented $1,161 million and $107 million of revenue and operating profit for the three months ended June 28, 2024, respectively, represented $3,532 million and $308 million of revenue and operating profit for the nine months ended June 28, 2024, respectively, and represented $4,719 million and $384 million of revenue and operating profit for the year ended September 29, 2023, respectively.

Cyber & Intelligence

The C&I Business focuses on services for information environments that include networks, technology, infrastructure and data and, for the Intelligence Community, services focused on all-source intelligence, space/counterspace, geospatial, counterintelligence and counter-terrorism. In cyber operations, we support offensive cyberspace operations that deliver capabilities, research and development, operations support and intelligence analysis and defensive cyberspace operations and training focused on capabilities development, secure mobile communication and software and hardware security engineering. In intelligence operations, we provide advanced solutions for collecting, processing, exploiting and disseminating geospatial intelligence using various collection systems, such as: imaging systems, radar systems and precision geo-location products. Also in our intelligence operations, we provide operations and analysis services for classified missions, systems and facilities designed to collect, analyze, process and use products of various intelligence sources. The C&I Business segment represented $194 million and $14 million of revenue and operating profit for the three months ended June 28, 2024, respectively, represented $605 million and $54 million of revenue and operating profit for the nine months ended June 28, 2024, respectively, and represented $806 million and $61 million of revenue and operating profit for the year ended September 29, 2023, respectively.

Business Drivers

We generate revenue by providing services on a variety of contract types. These vary in duration from one-month contracts to longer duration multi-year contracts. The majority of these contracts are between three and five years in duration. Factors affecting revenue include our ability to:

•	bid on and win new contract awards;

•	satisfy existing customers to obtain add-on business and win contract recompetes;

•	compete on services offered, delivery models offered, technical ability and innovation, quality, flexibility, experience, and results created; and

•	identify, integrate, and leverage acquisitions to generate new revenues.

In addition to the revenue factors above, factors affecting our earnings include our ability to:

•	control costs, particularly labor costs, subcontractor expenses, and overhead costs, including healthcare, and general and administrative costs;

•	manage costs and minimize cost overrun risks on our fixed-price contracts;

•	accurately estimate various pricing factors incorporated in contract bids and proposals, particularly for fixed-price and time and material contracts;

•	determine the overall proportion of cost-reimbursable contracts and fixed-price contracts; and

•	anticipate talent needs to avoid staff shortages or excesses.

In addition to the earnings factors above, the following factors affect our cash flows:

•

our ability to manage the timing of receivables and payables, which impacts our ability to invoice our customers, and may impact our eligibility for certain milestone payments or may result in the imposition of certain penalties;

•

our ability to meet existing contractual obligations, which impacts our ability to invoice our customers, and may impact our eligibility for certain milestone payments or may result in the imposition of certain penalties;

•	our tax obligations;

•	availability of investment opportunities, particularly business acquisitions; and

•	our ability to deploy capital efficiently for software, property, and equipment.

Results of Operations for the Three and Nine Months Ended June 28, 2024 and June 30, 2023

The following table presents our results of operations for the periods presented:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$1,355	$1,398	$4,137	$4,059
Affiliate revenue	3	3	9	7
Direct cost of contracts	(1,151)	(1,194)	(3,540)	(3,488)
Affiliate direct cost of contracts	(6)	(5)	(19)	(14)

Gross Profit	201	202	587	564
Selling, general and administrative expense	(116)	(114)	(323)	(333)

Operating Profit	85	88	264	231

Other Income (Expense)
Interest income	2	1	4	2
Miscellaneous expense, net	(1)	(2)	(2)	(2)
Affiliate interest income	—	—	1	1

Total other income, net	1	(1)	3	1

Earnings Before Taxes	86	87	267	232
Income tax expense	(22)	(21)	(67)	(56)

Net Earnings	64	66	200	176
Net earnings attributable to noncontrolling interests	(4)	(4)	(10)	(10)

Net Earnings Attributable to SpinCo Business	$60	$62	$190	$166

Overview–Three and Nine Months Ended June 28, 2024 and June 30, 2023

Net earnings attributable to the SpinCo Business for the three and nine months ended June 28, 2024 were $60 million and $190 million, respectively, a decrease of $2 million and an increase of $24 million, from net earnings of $62 million and $166 million for the corresponding periods in the prior year. The decrease for the three months ended June 28, 2024 compared to the corresponding period in the prior year was due to the recompete loss of a significant DOD contract. The increase for the nine months ended June 28, 2024 compared to the corresponding period in the prior year was due to increased volume in the nuclear remediation sector in the U.S. and U.K. as well as strong performance in space, defense, and energy markets partially offset by the significant recompete loss.

Other income (expense) for the three and nine months ended June 28, 2024 were $1 million and $3 million, respectively, compared to $(1) million and $1 million for the corresponding periods in the prior year. The recent results reflected a $1 million increase to interest income for the three months ended June 28, 2024 and a $2 million increase in interest income for the nine months ended June 28, 2024; interest income was $1 million and $2 for the corresponding periods in the prior year. Affiliate interest income for both the three and nine months ended June 28, 2024 were zero, compared to zero and $1 million for the corresponding periods in the prior year.

See “Segment Financial Information” below for further information on the SpinCo Business’s results of operations at the operating segment level.

Income taxes increased by $1 million to $22 million for the three months ended June 28, 2024 compared to the corresponding period in the prior year, which was primarily attributable to an increase in U.S. state income tax expense.

Income taxes increased by $11 million to $67 million for the nine months ended June 28, 2024 compared to the corresponding period in the prior year, which was primarily attributable to an increase in pre-tax book income.

Backlog at June 28, 2024, was $19,495 million, reflecting a $1,750 million decrease from $21,245 million at June 30, 2023. This decrease was primarily driven by delays of programs awaiting recompete awards.

Results of Operations

Three and Nine Months Ended June 28, 2024 Compared to Three and Nine Months Ended June 30, 2023

Revenues for the three months ended June 28, 2024 were $1,355 million, a decrease of $43 million, or 3% from $1,398 million for the corresponding period in the prior year. For the nine months ended June 28, 2024, revenues were $4,137 million, an increase of $78 million, or 2% from $4,059 million for the corresponding period in the prior year. Revenue decreases for the three months ended June 28, 2024 were due mainly to the recompete loss of a significant DOD contract. For the nine months ended June 28, 2024, increased spending in the U.S. federal government business sector, which was primarily attributable to growth in the nuclear remediation market, contributed to favorable revenue growth. Additionally, the change in revenues for the three months and nine months ended June 28, 2024 were partially driven by a favorable impact of foreign currency translation of $1 million and $25 million, respectively in the international businesses, compared to the unfavorable impact of $3 million and $61 million for in the corresponding periods in the prior year.

Gross profit for the three months ended June 28, 2024 was $201 million, a decrease of $1 million, or 1%, from $202 million from the corresponding period in the prior year, with gross profit margins of 15% and 14% for each respective period. Gross profit for the nine months ended June 28, 2024 was $587 million, an increase of $23 million, or 4%, from $564 million from the corresponding period in the prior year, with gross margins of 14% for each respective period. The increase in gross profit for the nine months ended June 28, 2024 compared to the corresponding period in the prior year was attributable mainly due to revenue growth as mentioned above.

SG&A expenses for the three and nine months ended June 28, 2024 were $116 million and $323 million respectively, compared to $114 million and $333 million for the corresponding periods in the prior year, representing an increase of $2 million and a decrease of $10 million or 2% and 3%, respectively. SG&A expenses for the three months ended June 28, 2024 were consistent with levels in the corresponding period in the prior year. The decrease in SG&A expenses for the nine months ended June 28, 2024 compared to the corresponding period in the prior year were related to the restructuring of the C&I Business and ERP implementation project timing.

Results of Operations for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

The following table presents our results of operations for the periods presented:

	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$5,525	$5,176	$5,080
Affiliate revenue	11	7	12
Direct cost of contracts	(4,746)	(4,414)	(4,289)
Affiliate direct cost of contracts	(19)	(15)	(16)

Gross Profit	771	754	787
Selling, general and administrative expense	(443)	(467)	(452)

Operating Profit	328	287	335
Other Income (Expense)
Interest income	3	1	2
Miscellaneous income (expense), net	(10)	13	(50)
Affiliate interest income	2	3	5

Total other income (expense), net	(5)	17	(43)

Earnings Before Taxes	323	304	292
Income tax expense	(77)	(66)	(85)

Net Earnings	246	238	207

Net earnings Attributable to Noncontrolling Interests	(13)	(15)	(8)

Net Earnings Attributable to SpinCo Business	$233	$223	$199

2023 Overview

Net earnings attributable to the SpinCo Business for fiscal year 2023 were $233 million, an increase of $10 million, or 4%, from $223 million for the prior year. Fiscal year 2023 results reflected higher year-over-year operating profit of $41 million. Fiscal year 2023 was positively impacted by higher revenue driven by increased spending in the U.S. federal government business sector, which was primarily attributable to fiscal year 2022 contract awards for the DOE, as well as growth from contracts in the U.K., and reduced general and administrative expenses due to organizational streamlining.

Other income (expense), net declined by $22 million to an expense of $5 million in fiscal year 2023 from fiscal year 2022, due to higher interest expense of $2 million in fiscal year 2023 due to higher interest rates compared to fiscal year 2022, while fiscal year 2022 benefited from a $14 million pre-tax gain related to a cost method investment sold during the fiscal year 2022 and a $3 million gain related to an asset sale in fiscal year 2022, neither of which recurred in fiscal year 2023.

Income taxes increased by $11 million to $77 million in fiscal year 2023 compared to fiscal year 2022, which was primarily attributable to shifts in pre-tax book income, dividends, and nondeductible activity. The year-over-year increase in domestic pre-tax book income led to a $5 million increase in income tax expense. Conversely, there was a $3 million decrease in income tax benefit for fiscal year 2023 compared to fiscal year 2022, related to noncontrolling interest, non-taxable income, and foreign dividend deductions. The fiscal year 2023 increase in global intangible low-taxed income and the meals and entertainment addback resulted in an additional $1 million of expense.

Backlog at September 29, 2023, was $20,685 million, reflecting a $238 million increase from $20,447 million at September 30, 2022.

Results of Operations

Fiscal Year 2023 Compared to Fiscal Year 2022

Revenues for the year ended September 29, 2023 were $5,525 million, an increase of $349 million, or 7%, from $5,176 million for the year ended September 30, 2022. The increase in revenues was due mainly to improved performance of the CMS Business and in addition, to a smaller degree, other increases in the C&I Business. The CMS Business showed improved performance resulting from increased spending in the U.S. federal government business sector, which was primarily attributable to fiscal year 2022 contract awards for the DOE, as well as growth from contracts in the U.K. Additionally, the increase in revenues for fiscal year 2023 were partially offset by an unfavorable impact of foreign currency translation of $47 million in the international businesses, which was less than an unfavorable impact of $69 million for fiscal year 2022.

Gross profit for the year ended September 29, 2023 was $771 million, up $17 million, or 2%, from $754 million for the year ended September 30, 2022. Fiscal year 2023 gross profit was positively affected by revenue growth, and, as mentioned above, partially offset by unfavorable foreign currency translation impacts. The SpinCo Business’s gross profit margins were 14% and 15% for the years ended September 29, 2023, and September 30, 2022, respectively, which was driven by a lower gross profit margin contract mix compared to the prior year.

SG&A expenses for the year ended September 29, 2023 were $443 million, a decrease of $24 million, or 5%, from $467 million for the year ended September 30, 2022 as a result of operational efficiency initiatives in the business. SG&A expenses benefited from favorable foreign exchange impacts of $2 million for the year ended September 29, 2023.

Miscellaneous (expense) income, net for the year ended September 29, 2023 was an expense of $10 million, representing an unfavorable year over year change of $23 million as compared to income of $13 million for the year ended September 30, 2022. Fiscal year 2022 included a $14 million pre-tax gain related to a cost method investment sold during the year and a $3 million gain related to an asset sale in one division of the SpinCo Business, and no such gain occurred in fiscal year 2023.

Fiscal Year 2022 Compared to Fiscal Year 2021

Revenues for the year ended September 30, 2022 were $5,176 million, an increase of $96 million, or 2%, from $5,080 million from the year ended October 1, 2021. The increase in revenues was due mainly to fiscal year 2022 incremental revenues from the Buffalo Group acquisition in November 2020, as well as revenue benefits from increased spending by the U.S. federal government business sector customer base. Additionally, fiscal year 2022 was unfavorably impacted by certain large contract wind downs in the U.S. and foreign currency translation of $69 million in the international business, compared to favorable impacts of $63 million for the year ended October 1, 2021.

Gross profit for the year ended September 30, 2022 was $754 million, down $33 million, or 4%, from $787 million for the year ended October 1, 2021. The SpinCo Business’s gross profit margins declined to 15% for the year ended September 30, 2022, from 16% for the year ended October 1, 2021. The decrease in gross profit in fiscal year 2022 was attributable to large contract wind downs in the U.S. mentioned above.

SG&A expenses for the year ended September 30, 2022 were $467 million, an increase of $15 million, or 3%, from $452 million for the year ended October 1, 2021. The increase was primarily due to standard annual salary raises along with favorable foreign exchange impacts of $4 million for the year ended September 30, 2022.

Miscellaneous income (expense), net for the year ended September 30, 2022 was income of $13 million, an increase of $63 million as compared to expense of $50 million for the year ended October 1, 2021. The increase from fiscal year 2021 was due to an other-than-temporary impairment charge on the SpinCo Business’s investment in AWE Management Ltd (Defence Contractor Management and Operations Limited) of $39 million in the year ended October 1, 2021. Additionally, we recognized in fiscal year 2022 a $14 million pre-tax gain related to a cost method investment sold during the period and a $3 million gain related to an asset sale.

Tax Information

Three and Nine Months Ended June 28, 2024 and June 30, 2023

The SpinCo Business’s combined effective income tax rates for the three months ended June 28, 2024 and June 30, 2023 were 25.6% and 24.1%, respectively. The most significant item contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’s effective tax rate for the three months ended June 28, 2024 relates to U.S. state income tax expense of $3 million. This expense item is expected to have a continuing impact on the SpinCo Business’s effective tax rate for the remainder of the fiscal year.

The most significant item contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’s effective tax rate for the three months ended June 30, 2023 relates to U.S. state income tax expense of $3 million.

The SpinCo Business’s combined effective income tax rates for the nine months ended June 28, 2024 and June 30, 2023 were 25.1% and 24.1%, respectively. The most significant item contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’s effective tax rate for the nine months ended June 28, 2024 relates to U.S. state income tax expense of $8 million. This expense item is expected to have a continuing impact on the SpinCo Business’s effective tax rate for the remainder of the fiscal year.

The most significant item contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’s effective tax rate for the nine months ended June 30, 2023 relates to U.S. state income tax expense of $7 million.

Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

The following table reconciles total income tax expense using the statutory U.S. federal income tax rate to the combined income tax expense shown in the accompanying Combined Statements of Earnings for the years ended September 29, 2023, September 30, 2022 and October 1, 2021 (dollars in millions):

	For the Years Ended
	September 29, 2023%		September 30, 2022%		October 1, 2021%
	(Dollars in millions)
Statutory amount	$68	21%	$64	21%	$61	21%
State taxes, net of the federal benefit	10	3%	9	3%	6	2%
Foreign:
Foreign Rate Differential	3	1%	1	0%	(4)	(1%)
Non-deductible compensation	—	0%	1	0%	5	2%
U.S. tax cost (benefit) of foreign operations	12	4%	10	3%	4	1%
Foreign tax credits	(12)	(4%)	(12)	(4%)	(12)	(4%)
Tax Rate Change	—	0%	—	0%	4	1%
Valuation allowance	—	0%	—	0%	24	8%
Other items:
Other items—net	(4)	(1%)	(7)	(1%)	(3)	(1%)

Taxes on income	77	24%	66	22%	85	29%

The SpinCo Business’s combined effective income tax rate for the year ended September 29, 2023 increased to 24% from 22% for the year ended September 30, 2022. The key driver for the year-over-year increase relates to changes in the pre-tax book income mix of earnings. The SpinCo Business’s combined effective income tax rate for the year ended September 30, 2022 decreased to 22% from 29% for the year ended October 1, 2021. The key driver for the year-over-year decrease relate to the establishment of a valuation allowance against a capital loss carryforward for the year ended October 1, 2021.

Segment Financial Information

Three and Nine Months Ended June 28, 2024 and June 30, 2023

The following tables present revenues and segment operating profit for each reportable segment and includes a reconciliation of segment operating profit to total GAAP operating profit by including certain corporate-level expenses and transaction costs.

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in millions)		(Dollars in millions)
Revenue from External Customers:
Critical Mission Solutions	$1,161	$1,192	$3,532	$3,469
Cyber & Intelligence	194	206	605	590

Total	$1,355	$1,398	$4,137	$4,059

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in millions)		(Dollars in millions)
Segment Operating Profit:
Critical Mission Solutions	$107	$103	$308	$283
Cyber & Intelligence	14	18	54	42
Other Expenses (1)	(36)	(33)	(98)	(94)

Total Segment Operating Profit	$85	$88	$264	$231

Total Other Income, net	1	(1)	3	1

Earnings Before Taxes	$86	$87	$267	$232

(1)

Other expenses include intangible amortization of $15 million and $14 million for the three months ended June 28, 2024 and June 30, 2023, respectively, and $43 million and $42 million for the nine months ended June 28, 2024 and June 30, 2024, respectively. Additionally, other expenses include general and administrative costs of $15 million and $9 million for the three months ended June 28, 2024 and June 30, 2023, respectively, and $39 million and $33 for the nine months ended June 28, 2024 and June 30, 2024, respectively. The remainder of other expense is comprised of administrative costs.

Critical Mission Solutions

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in millions)		(Dollars in millions)
Revenue	$1,161	$1,192	$3,532	$3,469
Operating Profit	107	103	308	283

CMS Business segment revenues for the three and nine months ended June 28, 2024 were $1,161 million and $3,532 million respectively, a decrease of $31 million and an increase of $63 million, or 3% and 2%, from $1,192 million and $3,469 million for the corresponding periods in the prior year. Revenue decreases for the three months ended June 28, 2024, compared to the corresponding period in the prior year were due mainly to the recompete loss of a significant DOD contract. Revenue increases for the nine months ended June 28, 2024 compared to the corresponding period in the prior year were primarily attributable to growth from contracts in the nuclear remediation sector in the U.S. and U.K as well as strong performance in space, defense, and energy markets. Foreign currency translation had approximately $1 million and $24 million in favorable impacts on revenues for the three and nine months ended June 28, 2024, respectively, compared to $3 million and $61 in unfavorable impacts in the corresponding periods for the prior year.

Operating profit for the CMS Business segment for the three and nine months ended June 28, 2024 was $107 million and $308 million respectively, up $4 million and $25 million, or 4% and 9%, from $103 million and $283 million for the corresponding periods in the prior year. Operating profit level trends were favorably impacted by revenue growth in U.S. environmental remediation, U.S. federal government market, U.K. clean energy and U.K. defense markets. Foreign currency translation did not have a material impact on revenues in the CMS Business segment for the three month period ended June 28, 2024 and the corresponding period in the prior year. Foreign currency translation had approximately $3 million in favorable impact on operating profit for the nine months ended June 28, 2024, respectively, compared to $7 million in unfavorable impacts in the corresponding period for the prior year.

Cyber & Intelligence

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Dollars in millions)		(Dollars in millions)
Revenue	$194	$206	$605	$590
Operating Profit	14	18	54	42

Revenues for the C&I Business segment for the three and nine months ended June 28, 2024 were $194 million and $605 million, representing a decrease of $12 million and an increase of $15 million, or (6%) and 3%, from $206 million and $590 million for the corresponding periods in the prior year. Revenue decreases for the three months ended June 28, 2024, compared to the corresponding period in the prior year were due to projects ending. Revenue increases for the nine months ended June 28, 2024 were due to increased spending by the U.S. federal government business sector customer base. Foreign currency translation did not have a material impact on revenues in the C&I Business segment for either period presented.

Operating profit for the C&I Business segment for the three and nine months ended June 28, 2024 was $14 million and $54 million, a decrease of $4 million and an increase of $12 million, or (22%) and 29%, from $18 million and $42 million for the corresponding periods in the prior year. Operating profit for the three months ended June 28, 2024 decreased compared to the corresponding period in the prior year due mainly to lower revenue impacts mentioned above. Operating profit for the nine months ended June 28, 2024 compared to the corresponding period in the prior year increased due to a reduction in SG&A and a mix of contracts expiring and higher margin new business. Foreign currency translation did not have a material impact on operating profit in the C&I Business segment for either period presented.

Other Expenses

Other expenses for the three and nine months ended June 28, 2024 were $36 million and $98 million, respectively, representing an increase of $3 million and $4 million, or 9% and 4%, from $33 million and $94 million for the corresponding periods in the prior year, with these increases due to slightly higher levels of personnel and administrative costs year over year.

Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

The following tables present revenues and segment operating profit for each reportable segment (in millions) and includes a reconciliation of segment operating profit to total GAAP operating profit by including certain corporate-level expenses and transaction costs (in millions).

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue from External Customers:
Critical Mission Solutions	$4,719	$4,392	$4,264
Cyber & Intelligence	806	784	816

Total	$5,525	$5,176	$5,080

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Segment Operating Profit:
Critical Mission Solutions	$384	$356	$360
Cyber & Intelligence	61	49	79
Other Expenses(1)	(117)	(118)	(104)

Total Segment Operating Profit	$328	$287	$335

Total Other Income (Expense), net(2)	(5)	17	(43)

Earnings Before Taxes	$323	$304	$292

(1)	Other expenses include intangible amortization of $56 million, $57 million, and $56 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.
(2)

Amounts in the year ended September 30, 2022 are mainly comprised of $14 million related to the sale of a legacy KeyW investment and a $3 million gain related to an asset sale. Amounts in the year ended October 1, 2021 are mainly comprised of $39 million in charges related to the impairment of our AWE Management Ltd. (Defence Contractor Management and Operations Limited) investment.

In evaluating the SpinCo Business’s performance by operating segment, the Chief Operating Decision Maker reviews various metrics and statistical data for each Line of Business, but focuses primarily on revenues and operating profit. As discussed above, segment operating profit includes not only local SG&A expenses but the SG&A expenses of the SpinCo Business’s support groups that have been allocated to the segments. In addition, the SpinCo Business attributes each segment’s specific incentive compensation plan costs to the segments (including stock-based compensation expense). The methods for recognizing revenue, incentive fees, project losses and change orders are consistent among the segments.

Critical Mission Solutions

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue	$4,719	$4,392	$4,264
Operating Profit	$384	$356	$360

Fiscal Year 2023 Compared to Fiscal Year 2022

CMS Business segment revenues for the year ended September 29, 2023 were $4,719 million, up $327 million, or 7%, from $4,392 million for the year ended September 30, 2022. The increase in revenue was primarily attributable to growth from contracts in the nuclear remediation sector in the U.S. and U.K. and were offset in part by a large contract wind down. Impacts on revenues from unfavorable foreign currency translation were approximately $47 million for the year ended September 29, 2023, compared to $69 million in unfavorable impacts in the prior year.

Operating profit for the CMS Business segment was $384 million for the year ended September 29, 2023, up $28 million, or 8%, from $356 million for the year ended September 30, 2022. Operating profit level trends year over year were favorably impacted by revenue growth in U.S. environmental remediation, U.S. federal government market, U.K. clean energy and U.K. defense markets, and were partially offset by a large contract wind down in early fiscal year 2022. Impacts on operating profit from unfavorable foreign currency translation were approximately $5 million for the year ended September 29, 2023, compared to $8 million in unfavorable impacts in the prior year.

Fiscal Year 2022 Compared to Fiscal Year 2021

CMS Business segment revenues for the year ended September 30, 2022 were $4,392 million, up $128 million, or 3%, from $4,264 million for the year ended October 1, 2021. The increase in revenue was primarily attributable to contract awards, including the DOE environmental remediation program, offset in part by a large contract winding down in the U.S. that earned a higher profit margin. Impacts on revenues from unfavorable foreign currency translation were approximately $69 million for the year ended September 30, 2022, compared to $63 million in favorable impacts in fiscal year 2021.

Operating profit for the CMS Business segment was $356 million for the year ended September 30, 2022, essentially unchanged from operating profit of $360 million for the year ended October 1, 2021. Operating profit in fiscal year 2022 was unfavorably impacted by the large contract wind down mentioned above, partly offset by new business and U.S. federal government contract awards during fiscal year 2022. Impacts on operating profit from unfavorable foreign currency translation were approximately $8 million for the year ended September 30, 2022, compared to $4 million in favorable impacts in fiscal year 2021.

Cyber & Intelligence

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue	$806	$784	$816
Operating Profit	$61	$49	$79

Fiscal Year 2023 Compared to Fiscal Year 2022

Revenues for the C&I Business segment for the year ended September 29, 2023 were $806 million, up $22 million, or 3%, from $784 million for the year ended September 30, 2022. Revenue increased due to spending by the U.S. federal government business sector customer base. Foreign currency translation did not have a material impact on revenues in the C&I Business segment for either period.

Operating profit for the C&I Business segment for the year ended September 29, 2023 was $61 million, an increase of $12 million, or 24%, from $49 million, for the year ended September 30, 2022. Operating profit increased due to additional spending by the U.S. federal government and SG&A expenses declined due to organizational streamlining. Foreign currency translation did not have a material impact on operating profit in the C&I Business segment for either period.

Fiscal Year 2022 Compared to Fiscal Year 2021

Revenues for the C&I Business segment for the year ended September 30, 2022 were $784 million, down $32 million, or 4%, from $816 million for the year ended October 1, 2021. The decrease in revenues was due mainly to certain large contract wind downs in the U.S. fiscal year 2022 offset by incremental revenues from the Buffalo Group acquisition, as well as revenue benefits from increased spending by the U.S. federal government business sector customer base.

Operating profit for the segment for the year ended September 30, 2022 was $49 million, a decrease of $30 million, or 38%, from $79 million, for fiscal year 2021. The decrease in operating profit was due mainly to large contract wind downs in the U.S.

Other Expenses

Other expenses were $117 million, $118 million and $104 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively. The increase from fiscal year 2021 was due to an other-than-temporary impairment charge on the SpinCo Business’s investment in AWE Management Ltd (Defence Contractor Management and Operations Limited) of $39 million. Additionally, fiscal year 2022 included a $14 million pre-tax gain related to a cost method investment sold during the period and a $3 million gain related to an asset sale.

Backlog Information

Backlog represents revenue the SpinCo Business expects to realize for work to be completed by its combined subsidiaries (including revenue from consolidated joint ventures) and the proportionate share of earnings to be realized by unconsolidated joint ventures, Because of variations in the nature, size, expected duration, funding commitments, and the scope of services required by the SpinCo Business’s contracts, the amount and timing of when backlog will be recognized as revenue includes significant estimates and can vary greatly between individual contracts.

Consistent with industry practice, substantially all of the SpinCo Business’s contracts are subject to cancellation or termination at the option of the customer, including U.S. federal government work. While management uses all information available to determine backlog, at any given time the SpinCo Business’s backlog is subject to changes in the scope of services to be provided as well as increases or decreases in costs relating to the contracts included therein. Backlog is not necessarily an indicator of future revenues.

Because certain contracts (e.g., contracts relating to large engineering projects as well as national government programs) can cause large increases to backlog in the fiscal period in which the SpinCo Business recognizes the award, and because many contracts require the SpinCo Business to provide services that span over several fiscal quarters (and sometimes over fiscal years), backlog is presented on a year-over-year basis, rather than on a sequential, quarter-over-quarter basis.

Backlog as presented herein for the SpinCo Business has been calculated to align with Amentum and does not reflect the approach by which Jacobs calculates and presents backlog.

Backlog differs from the SpinCo Business’s remaining performance obligations as defined by ASC 606 primarily because the remaining performance obligations represent a measure of the total dollar value of work to be performed on contracts awarded and in progress, whereas backlog also includes unexercised option periods.

Please refer to the section entitled “Risk Factors”, above, for a discussion of other factors that may cause backlog to not ultimately fully convert into revenues.

Three and Nine Months Ended June 28, 2024 and June 30, 2023

The following table summarizes the SpinCo Business’s backlog at June 28, 2024 and June 30, 2023:

	June 28, 2024	June 30, 2023
	(Dollars in millions)
Critical Mission Solutions	$17,178	$18,630
Cyber & Intelligence	2,317	2,615

Total	$19,495	$21,245

CMS Business backlog as of June 28, 2024 was approximately $17.2 billion compared to $18.6 billion as of June 30, 2023, which decreased primarily due to delays of programs awaiting recompete awards.

C&I Business backlog as of June 28, 2024 was approximately $2.3 billion compared to $2.6 billion as of June 30, 2023, which decreased primarily due to delays in programs awaiting recompete awards and recompete losses.

As of June 28, 2024, the SpinCo Business had total backlog of approximately $19.5 billion, compared with approximately $21.2 billion as of June 30, 2023, a decrease of approximately $1.7 billion.

Years Ended September 29, 2023 and September 30, 2022

The following table summarizes the SpinCo Business’s backlog for the years ended September 29, 2023 and September 30, 2022:

	For the Years Ended
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Critical Mission Solutions	$17,970	$17,879
Cyber & Intelligence	2,715	2,568

Total	$20,685	$20,447

CMS Business backlog as of September 29, 2023 was approximately $18.0 billion compared to $17.9 billion as of September 30, 2022, which increased primarily from awards and funding increases in the U.S. aerospace sector and the nuclear remediation sector in the U.S. and U.K.

C&I Business backlog as of September 29, 2023 was approximately $2.7 billion compared to $2.6 billion as of September 30, 2022, which increased primarily from awards and funding increases.

As of September 29, 2023, the SpinCo Business had total backlog of approximately $20.7 billion, compared with approximately $20.5 billion as of September 30, 2022, an increase of approximately $0.2 billion. Funded backlog as of September 29, 2023 was approximately $5.0 billion; unfunded backlog as of September 29, 2023 was approximately $15.7 billion.

Liquidity and Capital Resources

Three and Nine Months Ended June 28, 2024 and June 30, 2023

At June 28, 2024, the SpinCo Business’s principal sources of liquidity consisted of $196 million in cash and cash equivalents. The SpinCo Business finances much of the operations and growth through cash generated by operations and through liquidity provided by Jacobs.

Cash and cash equivalents at June 28, 2024 represented an increase of $40 million from $156 million at September 29, 2023, the reasons for which are described below.

The SpinCo Business’s net cash flow provided by operations of $247 million during the nine months ended June 28, 2024 was favorable by $74 million compared to the cash flow provided by operations of $173 million for the corresponding period in the prior year. The year-over-year increase was primarily driven by an improvement in net earnings of $24 million, the collection of receivables and contract assets of $13 million and an increase in accrued liability activity of $106 million, offset partially by an increase in accounts payable payments of $34 million during the nine months ended June 28, 2024.

The SpinCo Business’s net cash provided by investing activities for the nine months ended June 28, 2024 was $77 million compared to net cash used for investing activities of $12 million for the corresponding period in the prior year, which was primarily attributable to proceeds and payments related to long-term affiliate receivables.

The SpinCo Business’s net cash used for financing activities of $287 million for the nine months ended June 28, 2024 was attributable to net transfers to Jacobs. Cash used for financing activities for the corresponding period in the prior year was $170 million which was also attributable to net transfers to Jacobs.

At June 28, 2024, the SpinCo Business had approximately $79 million in cash and cash equivalents held in the U.S. and $117 million held outside of the U.S. (primarily in the U.K.), which is used primarily for funding operations in those regions. Other than the tax cost of repatriating funds to the U.S., (see “Note 5—Income Taxes” of the notes to SpinCo’s unaudited combined financial statements for the three and nine months ended June 28, 2024 and June 30, 2023), as of June 28, 2024, there were no material impediments to repatriating these funds to the U.S.

The SpinCo Business believes it has adequate liquidity and capital resources to fund projected cash requirements for the next 12 months based on the liquidity provided by cash and cash equivalents on hand, borrowing capacity and cash from operations.

Years Ended September 29, 2023 and September 30, 2022

At September 29, 2023, the SpinCo Business’s principal sources of liquidity consisted of $156 million in cash and cash equivalents. The SpinCo Business finances much of the operations and growth through cash generated by operations and through liquidity provided by Jacobs.

Cash and cash equivalents at September 29, 2023 represented a decrease of $51 million from $207 million at September 30, 2022, the reasons for which are described below.

The SpinCo Business’s net cash flow provided by operations of $278 million during fiscal year 2023 increased by $85 million compared to the cash flow provided by operations of $193 million for the prior year. The year-over-year increase was primarily driven by increased collection of receivables and contract assets of $235 million and partially offset by payments of accrued liabilities of $138 million resulting in the overall net favorable working capital performance in fiscal year 2023.

The SpinCo Business’s net cash used for investing activities for the fiscal year ended September 29, 2023 was $65 million compared to net cash provided by investing activities for the fiscal year ended September 30, 2022 of $45 million, which was primarily attributable to proceeds and payments related to long-term affiliate receivables.

The SpinCo Business’s net cash used for financing activities for the fiscal year ended 2023 of $272 million and for the fiscal year ended 2022 of $179 million, was attributable to net transfers to Jacobs.

At September 29, 2023, the SpinCo Business had approximately $58 million in cash and cash equivalents held in the U.S. and $98 million held outside of the U.S. (primarily in the U.K.), which is used primarily for funding operations in those regions. Other than the tax cost of repatriating funds to the U.S. (see “Note 6—Income Taxes” of the notes to SpinCo’s audited combined financial statements for the year ended September 29, 2023), as of September 29, 2023, there were no material impediments to repatriating these funds to the U.S.

On November 24, 2020, the SpinCo Business completed the acquisition of Buffalo Group, a leader in advanced cyber and intelligence solutions which enabled the SpinCo Business to further expand its cyber and intelligence solutions offerings to government customers. The SpinCo Business paid total consideration of $190 million, which was comprised of approximately $182 million in cash to the former owners of Buffalo Group and contingent consideration of $8 million which was subsequently recognized in fiscal year 2021 as an offset to selling, general and administrative expense when it was determined no amounts would be paid. See “Note 10—Business Combination” in the notes to the SpinCo Business’s audited combined financial statements for the year ended September 29, 2023.

Commitments and Contingencies

The SpinCo Business is involved in various claims, disputes, lawsuits, investigations, audits, administrative proceedings and similar matters arising in the normal course of business. Liabilities for loss contingencies arising from such matters and other sources are recorded when it is probable that an unfavorable result and/or liability will be incurred and the cost of the unfavorable result or liability can be reasonably estimated. The SpinCo Business believes, after consultation with counsel, that such litigation, U.S. federal government contract-related audits, investigations and claims, and income tax audits and investigations should not have a material adverse effect on the combined financial statements, beyond amounts currently accrued.

For a discussion of these items, refer to “Note 13—Contractual Guarantees, Litigation, Investigations and Insurance” of the notes to the SpinCo Business’s audited combined financial statements for the year ended September 29, 2023 and “Note 9—Contractual Guarantees, Litigation, Investigations and Insurance” of the notes to the SpinCo Business’s unaudited condensed combined financial statements for the three and nine months ended June 28, 2024 included elsewhere in this information statement.

Non-GAAP Measures

This information statement includes the presentation and discussion of the SpinCo Business’s Adjusted EBITDA and Adjusted EBITDA Margin, which are not measures of financial performance under GAAP. These non-GAAP measures should be considered only as supplements to, and should not be considered in isolation or used as a substitute for, financial information prepared in accordance with GAAP. Management believes these non-GAAP measures, when read in conjunction with the SpinCo Business’s combined financial statements prepared in accordance with GAAP and the reconciliations herein to the most directly comparable GAAP measures, provide useful information to management, investors and other users of the SpinCo Business’s financial information in evaluating operating results and understanding operating trends by adjusting for the effects of items management of the SpinCo Business does not consider to be indicative of the SpinCo Business’s ongoing performance, the inclusion of which can obscure underlying trends. Additionally, management of the SpinCo Business uses such measures in its evaluation of business performance, particularly when comparing performance to past periods, and believes these measures are useful for investors because they facilitate a comparison of financial results from period to period. The computation of non-GAAP measures may not be comparable to similarly titled measures reported by other companies, thus limiting their use for comparability. For the SpinCo Business:

Adjusted EBITDA is defined as GAAP Net Earnings adjusted for interest income, affiliate interest income, income tax expense, and depreciation and amortization, and excludes the following discrete items:

•	Non-cash GAAP charges—Represents non-cash impairment charges related to the SpinCo Business’s investment in AWE Management Ltd.

•	Share-based compensation—Represents non-cash compensation expenses recognized for share based arrangements.

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenues.

The following tables provide a reconciliation of net earnings (the most directly comparable GAAP measure) to Adjusted EBITDA and a reconciliation of net earnings margin (the most directly comparable GAAP measure) to Adjusted EBITDA Margin:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
(Amounts in millions)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$1,355	$1,398	$4,137	$4,059
Net Earnings	$64	$66	$200	$176
Net Earnings margin(1)	4.7%	4.7%	4.8%	4.3%
Interest income	(2)	(1)	(4)	(2)
Affiliate interest income	—	—	(1)	(1)
Income tax expense	22	21	67	56
Depreciation and amortization	19	19	54	56

EBITDA (non-GAAP)	103	105	316	285
Share-based compensation	1	1	4	4

Adjusted EBITDA (non-GAAP)	104	106	320	289

Adjusted EBITDA Margin (non-GAAP)	7.7%	7.6%	7.7%	7.1%

(1)	Calculated as Net Earnings divided by revenues.

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
(Amounts in millions)
Revenues	$5,525	$5,176	$5,080
Net Earnings	$246	$238	$207
Net Earnings margin(1)	4.5%	4.6%	4.1%
Interest income	(3)	(1)	(2)
Affiliate interest income	(2)	(3)	(5)
Income tax expense	77	66	85
Depreciation and amortization	74	76	72

EBITDA (non-GAAP)	392	376	357
Non-cash GAAP charges	—	(4)	39
Share-based compensation	5	5	7

Adjusted EBITDA (non-GAAP)	397	377	403

Adjusted EBITDA Margin (non-GAAP)	7.2%	7.3%	7.9%

(1)	Calculated as Net Earnings divided by revenues.

Critical Accounting Policies and Estimates

There have been no significant changes to SpinCo’s critical accounting policies as described in its audited combined financial statements for the year ended September 29, 2023.

In order to better understand the changes that occur to key elements of the SpinCo Business’s financial condition, results of operations and cash flows, a reader of this Management’s Discussion and Analysis of Financial Condition and Results of Operations should be aware of the critical accounting policies the SpinCo Business applies in preparing the combined financial statements.

The combined financial statements of the SpinCo Business were prepared in accordance with GAAP. The preparation of the combined financial statements of the SpinCo Business and the financial statements of any business performing long-term professional services and engineering-type contracts requires management to make certain estimates and judgments that affect both the entity’s results of operations and the carrying values of its assets and liabilities. Although the SpinCo Business’s significant accounting policies are described in “Note 2—Significant Accounting Policies” of the notes to the SpinCo Business’s audited combined financial statements for the year ended September 29, 2023, the following discussion is intended to highlight and describe those accounting policies that are especially critical to the preparation of the combined financial statements.

Revenue Accounting for Contracts

The SpinCo Business recognizes engineering contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC 606, Revenue from Contracts with Customers. Contracts that include engineering services are generally accounted for as a single deliverable (a single performance obligation). In some instances, the SpinCo Business’s services associated with a construction activity are limited only to specific tasks such as customer support, consulting or supervisory services. In these instances, the services are typically identified as separate performance obligations.

The SpinCo Business recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. Estimated contract costs include the SpinCo Business’s latest estimates using judgments with respect to labor hours and costs, materials, and subcontractor costs. The percentage-of-completion method (an input method) is the most representative depiction of the SpinCo Business’s performance because it directly measures the value of the services transferred to the customer. Subcontractor materials, labor and equipment and, in certain cases, customer-furnished materials and labor and equipment are included in revenue and cost of revenue when management believes that the company is acting as a principal rather than as an agent (e.g., the company integrates the materials, labor and equipment into the deliverables promised to the customer or is otherwise primarily responsible for fulfilment and acceptability of the materials, labor and/or equipment). Under the typical payment terms of the SpinCo Business’s engineering contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms at periodic intervals (e.g., biweekly or monthly) and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

For service contracts, the SpinCo Business recognizes revenue over time using the cost-to-cost percentage-of-completion method. In some instances where the SpinCo Business is standing ready to provide services, the SpinCo Business recognizes revenue ratably over the service period. Under the typical payment terms of the SpinCo Business’s service contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, and customer payments are typically due within 30 to 60 days of billing, depending on the contract.

Direct costs of contracts include all costs incurred in connection with and directly for the benefit of customer contracts, including depreciation and amortization relating to assets used in providing the services required by the related projects. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors, including the amount of pass-through costs incurred during a period. On those projects where the SpinCo Business is acting as principal for subcontract labor or third-party materials and equipment, the SpinCo Business reflects the amounts of such items in both revenues and costs (and the SpinCo Business refers to such costs as “pass-through costs”).

The nature of the SpinCo Business’s contracts gives rise to several types of variable consideration, including claims and unpriced change orders; awards and incentive fees; and liquidated damages and penalties. The SpinCo Business recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The SpinCo Business estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the SpinCo Business’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred which generally represents the amount of consideration that is not probable of reversal. See “Note 3—Revenue Accounting for Contracts” in the notes to the SpinCo Business’s audited combined financial statements for the year ended September 29, 2023 for further discussion.

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. The SpinCo Business recognizes purchased intangible assets in connection with business acquisitions at fair value on the acquisition date.

The goodwill carried on the combined balance sheets is assessed at least annually, or more frequently, if an event occurs or circumstances change that indicate it is more likely than not that the fair value of the reporting unit were less than its carrying value. For purposes of impairment testing, goodwill is assigned to the applicable reporting units based on the current reporting structure. In performing the annual impairment test, the SpinCo Business evaluates the goodwill at the reporting unit level.

The SpinCo Business evaluates impairment of goodwill either by assessing qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or by performing a quantitative assessment. Qualitative factors include industry and market considerations, overall financial performance, and other relevant events and circumstances affecting the reporting unit. If the SpinCo Business chooses to perform a qualitative assessment and after considering the totality of events or circumstances, it determines it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the SpinCo Business would perform a quantitative fair value test.

GAAP does not prescribe a specific valuation method for estimating the fair value of reporting units. Any valuation technique used to estimate the fair value of a reporting unit requires the use of significant estimates and assumptions, including revenue growth rates, operating margins, discount rates and future market conditions, among others.

The SpinCo Business uses income and market approaches to test the goodwill for possible impairment which requires the SpinCo Business to make estimates and judgments. Under the income approach, fair value is determined by using the discounted cash flows of the reporting units. The SpinCo Business’s discount rate reflects a weighted average cost of capital for a peer group of companies representative of the SpinCo Business’s respective reporting units. Under the market approach, the fair values of the SpinCo Business’s reporting units are determined by reference to publicly traded guideline companies that are reasonably comparable to the reporting units; the fair values are estimated based on the valuation multiples of the invested capital associated with the guideline companies. In assessing whether there is an indication that the carrying value of goodwill has been impaired, the SpinCo Business utilizes the results of both valuation techniques and considers the range of fair values indicated.

In the periods prior to October 3, 2020, the SpinCo Business recorded cumulative impairment losses of $304 million within the C&I reporting unit. The SpinCo Business determined that the fair value of the CMS Business reporting unit substantially exceeded its carrying value for the combined balance sheets presented and any analysis beyond the qualitative level was not considered necessary.

Given the impairment taken in C&I reporting unit in previous periods. The SpinCo Business performed quantitative analyses resulting in relatively small cushions of 7% and 5% for the periods ending September 29, 2023 and September 30, 2022.

It is possible that changes in facts and circumstances, judgments and assumptions used in estimating the fair value, which includes, but not limited to, market conditions and the economy, could change. This would result in a possible future impairment of goodwill that could be material to the SpinCo Business. The fair values resulting from the valuation techniques used are not necessarily representative of the values the SpinCo Business might obtain in a sale of the reporting units to willing third parties.

Quantitative and Qualitative Disclosures about Market Risk

We do not enter into derivative financial instruments for trading, speculation or other similar purposes that would expose the SpinCo Business to market risk. In the normal course of business, our results of operations are exposed to risks associated with fluctuations in interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE AMENTUM BUSINESS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the other sections of this information statement, including our unaudited condensed consolidated financial statements and notes thereto, our audited consolidated financial statements and notes thereto, “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements.” This discussion contains forward-looking statements that involve risks and uncertainties, all of which are based on our current expectations and could be materially affected by the uncertainties and other factors described throughout this information statement and particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should review those sections for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Solely in this section, references to “Amentum”, the “company”, “we”, “our” or “us” refer to Amentum Parent Holdings LLC and its subsidiaries unless otherwise stated or indicated by context.

Overview

We are a premier contractor and trusted partner delivering solutions to all levels of the U.S. federal government and its allies, supporting programs of critical national importance across energy, intelligence, defense, civilian and commercial end markets. We offer a broad reach of capabilities including environment and climate sustainability, intelligence and counter threat solutions, data fusion and analytics, engineering and integration, advanced test, training and readiness and citizen solutions. As a leading provider of differentiated technology solutions, we have built a repertoire of deep customer knowledge, enabling us to engage our customers across multiple capabilities and market segments. Underpinned by a strong culture of ethics, safety and inclusivity, Amentum is committed to operational excellence and successful execution.

Budgetary Environment

In fiscal year 2023, we generated more than 85% of our revenues from contracts with the U.S. federal government, either as a prime contractor or a subcontractor to other contractors engaged in work for the U.S. federal government. We carefully follow the U.S. federal budget, legislative and contracting trends and activities and evolve our strategies accordingly.

The U.S. federal government fiscal year 2024 appropriations bill was passed by Congress and signed by President Biden in March 2024. The final bill was consistent with the Fiscal Responsibility Act of June 2023. Defense discretionary spending saw a 3.3% increase to $886 billion, while non-defense discretionary spending remained flat at $703 billion.

The U.S. federal government fiscal year 2025 budget request was submitted to Congress in March 2024 and maintained the levels set in the Fiscal Responsibility Act. The budget request would increase defense discretionary spending from $886 billion to $895 billion and non-defense discretionary spending from $703 billion to $710 billion. The budget request also includes a $25 billion increase to DOD spending. In April 2024, President Biden signed the Ukraine, Israel, and Indo-Pacific national security supplemental bill, providing approximately $95 billion in assistance for Ukraine, Israel and the Indo-Pacific to counter foreign aggression. Much of the funding will go to DOD for operations and maintenance.

While we view the budget environment as constructive and believe core funding sources for our four primary customer-based markets will continue to experience bipartisan tailwinds, there can be no certainty about the level of funding for any particular U.S. federal government fiscal year or that appropriations bills will be passed in a timely manner. During those periods of time when appropriations bills have not been passed and signed into law, government agencies operate under a continuing resolution, a temporary measure allowing the government to continue operations at prior year funding levels. Depending on their scope, duration, and other factors, continuing resolutions can negatively impact our business due to delays in new program starts, delays in contract awards decisions, and other factors.

Market Environment

We believe our scale, breadth of capabilities, and depth of experience give us a robust understanding of our customers’ evolving needs. Given our portfolio diversity, we believe our total addressable market, and associated growth rate, are sufficient to support our strategic growth plans.

We believe Amentum’s capabilities are strategically aligned to well-funded, long-term priorities for the federal government, allied nations, and commercial customers. Specifically, we believe we are well positioned to continue to win new business driven by the following trends in our addressable market:

•	Increasing demand for outsourced services and solutions with federal government customers;

•	Increased global demand for clean and environmentally sustainable solutions;

•	Increased spending on government-wide modernization priorities;

•	Increasing government focus on near-peer competitors and other nation state threats;

•	Increasing discretionary spending for Indo-Pacific regional activities and initiatives; and

•	Increased investment in advanced technologies (e.g., hypersonics, microelectronics, unmanned, electromagnetic spectrum).

On February 15, 2022, we acquired PAE Incorporated (“PAE”), a leading global provider of integrated solutions, including defense readiness, diplomacy and peacekeeping solutions, intelligence analytics, business process outsourcing, counter-terrorism solutions, peacekeeping, supply chain management and infrastructure modernization.

On November 20, 2020, we acquired DefCo Holdings, Inc., the holding company of DynCorp, a leading provider of advanced aviation solutions, diplomacy solutions, logistics, infrastructure operations and linguist solutions.

Results of Operations for the Three and Nine Months Ended June 28, 2024 and June 30, 2023

The following table presents our results of operations:

		For the Three Months Ended			For the Nine Months Ended
	June 28, 2024		June 30, 2023		June 28, 2024		June 30, 2023
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
(Dollars in thousands)	Dollars	Percent of Revenue	Dollars	Percent of Revenue	Dollars	Percent of Revenue	Dollars	Percent of Revenue
Revenues	$2,141,924	100.0%	$1,956,475	100.0%	$6,175,880	100.0%	$5,728,160	100.0%
Cost of revenues	(1,936,244)	(90.4)	(1,779,629)	(91.0)	(5,576,680)	(90.3)	(5,188,709)	(90.6)
Amortization of intangibles	(57,071)	(2.7)	(74,469)	(3.8)	(171,035)	(2.8)	(223,777)	(3.9)
Selling, general, and administrative expenses	(77,034)	(3.6)	(60,204)	(3.1)	(215,849)	(3.5)	(198,277)	(3.5)
Earnings from equity method investments	17,444	0.8	17,352	0.9	51,379	0.8	45,952	0.8
Goodwill impairment charges	—	—	—	—	—	—	(186,381)	(3.3)

Operating income (loss)	89,019	4.1	59,525	3.0	263,695	4.2	(23,032)	(0.5)
Interest expense, net	(110,980)	(5.2)	(90,263)	(4.6)	(332,946)	(5.4)	(285,428)	(5.0)

(Loss) income before income taxes	(21,961)	(1.1)	(30,738)	(1.6)	(69,251)	(1.2)	(308,460)	(5.5)
Benefit (provision) for income taxes	(2,210)	(0.1)	707	—	(36,089)	(0.6)	10,563	0.2

Net (loss) income	(24,171)	(1.2)	(30,031)	(1.6)	(105,340)	(1.8)	(297,897)	(5.3)
Noncontrolling interests	(1,457)	(0.1)	(2,889)	(0.1)	(2,861)	—	(9,886)	(0.2)

Net (loss) income attributable to Amentum	$(25,628)	(1.3)	$(32,920)	(1.7)	$(108,201)	(1.8)	$(307,783)	(5.5)

Results of Operations for the Three and Nine Months Ended June 28, 2024 and June 30, 2023

Revenues—The increase in revenues was primarily attributable to new contract awards and growth on existing contracts.

Cost of revenues—The increase in cost of revenues was primarily driven by increased revenue volume.

Amortization of intangibles—Amortization of intangibles primarily relates to the amortization of our backlog and customer-related intangible assets, which decreased as a result of the accelerated method of amortization used on our intangibles.

Selling, general, and administrative expenses—The change in SG&A as a percentage of revenues increased from 3.1% for the three months ended June 30, 2023 to 3.6% for the three months ended June 28, 2024 primarily due to an increase in acquisition and integration costs. For the nine months ended June 28, 2024, SG&A as a percentage of revenues remained consistent with the prior year period.

Earnings from equity method investments—Earnings from equity method investments include our proportionate share of the income of our equity method investments and was consistent with the prior year period.

Goodwill impairment charges—During the first quarter of fiscal year 2023, we performed an interim goodwill impairment test which concluded that the carrying value of one reporting unit exceeded its fair value. As a result, a non-cash impairment charge of $186.4 million was recognized during the nine months ended June 30, 2023. There was no impairment of goodwill during the nine months ended June 28, 2024.

Interest expense, net—The increase in interest expense, net, is primarily due a reduced benefit from our interest rate swaps, for the three months ended June 28, 2024. For the nine months ended, June 28, 2024, the increase in interest expense is primarily due to an increase in interest rates on our variable rate debt partially offset by a reduced benefit from our interest rate swaps compared with the prior year period.

Benefit (provision) for income taxes—The effective tax rate for the three months ended June 28, 2024 was (10.1)%, as compared to 2.3% for the three months ended June 30, 2023. The change in the effective tax rate is primarily due an increase in the valuation allowance against the deferred tax asset related to disallowed interest expense during the three months ended June 28, 2024. For the nine months ended, June 28, 2024, the effective tax rate was (52.1)%, as compared to 3.4% for the nine months ended June 30, 2023. The change in the effective tax rate is primarily due an increase in the valuation allowance against the deferred tax asset related to disallowed interest expense during the nine months ended June 28, 2024 and the impact of goodwill impairment charges that are nondeductible for income tax purposes recognized in the nine months ended June 30, 2023.

Noncontrolling interests—Noncontrolling interests for the three months ended June 28, 2024 remained consistent with the prior year period. Noncontrolling interests for the nine months ended June 28, 2024 decreased primarily due to the transition of a certain contract from a consolidated to an unconsolidated joint venture.

Results of Operations for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

The following table presents our results of operations for the periods presented:

	For the Year Ended September 29, 2023	Year-to-Year-Change		For the Year Ended September 30, 2022	Year-to-Year-Change		For the Year Ended October 1, 2021
		2022 to 2023			2021 to 2022
(Dollars in thousands)		Dollars	Percent		Dollars	Percent
Revenues	$7,864,933	$188,977	2.5%	$7,675,956	$1,788,978	30.4%	$5,886,978
Cost of revenues	(7,083,326)	(178,095)	2.6	(6,905,231)	(1,652,086)	31.4	(5,253,145)
Amortization of intangibles	(298,258)	(26,080)	9.6	(272,178)	(43,461)	19.0	(228,717)
Selling, general, and administrative expenses	(296,552)	43,559	(12.8)	(340,111)	(90,759)	36.4	(249,352)
Earnings from equity method investments	56,127	17,667	45.9	38,460	27,468	249.9	10,992
Goodwill impairment charges	(186,381)	(78,420)	72.6	(107,961)	(107,961)	—	—

Operating income	56,543	(32,392)	(36.4)	88,935	(77,821)	(46.7)	166,756
Interest expense, net	(396,920)	(243,801)	—	(153,119)	(15,399)	—	(137,720)

	For the Year Ended September 29, 2023	Year-to-Year-Change		For the Year Ended September 30, 2022	Year-to-Year-Change		For the Year Ended October 1, 2021
		2022 to 2023			2021 to 2022
(Dollars in thousands)		Dollars	Percent		Dollars	Percent
(Loss) income before income taxes	(340,377)	(276,193)	—	(64,184)	(93,220)	—	29,036
Benefit (provision) for income taxes	18,979	33,093	—	(14,114)	(18,768)	—	4,654

Net (loss) income	(321,398)	(243,100)	—	(78,298)	(111,988)	—	33,690

Noncontrolling interests	7,698	13,823	—	(6,125)	26,670	—	(32,795)

Net (loss) income attributable to Amentum	$(313,700)	$(229,277)	—	$(84,423)	$(85,318)	—	$895

Results of Operations September 29, 2023 vs September 30, 2022

Revenues—The increase in revenues was primarily attributable to a full year of performance on legacy PAE contracts contributing $0.9 billion as well as new contract awards and growth on existing programs of $0.5 billion, partially offset by the completion of certain contracts which totaled $1.2 billion, including a follow-on contract that transitioned from a consolidated joint venture to an equity method investment.

Cost of revenues—The increase in cost of revenues was primarily driven by increased revenue volume. As a percentage of revenues, cost of revenues was 90.1% and 90.0% for the years ended September 29, 2023 and September 30, 2022, respectively.

Amortization of intangibles—Amortization of intangibles primarily relates to the amortization of our backlog and customer-related intangible assets, which increased as a result of a full year of amortization of PAE acquired intangible assets.

Selling, general, and administrative expenses—The decrease in SG&A was primarily attributable to the absence of the acquisition and integration costs associated with the acquisition of PAE during fiscal year 2022. As a percentage of revenues, SG&A was 3.8% and 4.4% for the years ended September 29, 2023 and September 30, 2022, respectively.

Earnings from equity method investments—Earnings from equity method investments include our proportionate share of the income from equity method investments, which increased due to a full year of performance on new equity method investments that started during fiscal year 2022 partially offset by the completion of certain contracts.

Goodwill impairment charges—During the first quarters of the fiscal years ended September 29, 2023 and September 30, 2022, we performed interim goodwill impairment tests which concluded that the carrying value of certain reporting units exceeded fair value. As a result, non-cash impairment charges of $186.4 million and $108.0 million were recognized during the years ended September 29, 2023 and September 30, 2022, respectively.

Interest expense, net—The increase in interest expense, net was primarily due to additional interest on the new first and second lien borrowings obtained to acquire PAE, an increase in interest rates on our variable rate debt, and a reduced benefit from our interest rate swaps.

Benefit (provision) for income taxes—The effective tax rate for the year ended September 29, 2023 was 5.6%, as compared to (22.0)% for the year ended September 30, 2022. The change in the effective tax rate was primarily due to the recognition of a partial valuation allowance against a deferred tax asset related to disallowed interest expense carryforwards during the year ended September 29, 2023 and the impact of goodwill impairment charges that are nondeductible for income tax purposes recognized in both fiscal years relative to the total loss before income taxes.

Noncontrolling interests—Noncontrolling interests include the minority interests in our consolidated joint ventures that are not wholly owned, which decreased due to the completion of a contract which transitioned to an equity method investment.

Results of Operations September 30, 2022 vs October 1, 2021

Revenues—The increase in revenues was primarily attributable to the acquisition of PAE contributing $1.5 billion as well as new contract awards and growth on existing programs of $0.7 billion, partially offset by the completion of certain contracts which totaled $0.4 billion including a follow-on contract that transitioned from a consolidated joint venture to an equity method investment.

Cost of revenues—The increase in cost of revenues was primarily driven by the increased revenues discussed above. As a percentage of revenues, cost of revenues was 90.0% and 89.2% for the years ended September 30, 2022 and October 1, 2021, respectively.

Amortization of intangibles—Amortization of intangibles increased primarily as a result of amortization from PAE acquired intangible assets.

Selling, general, and administrative expenses—The increase in SG&A was primarily attributable to acquisition and integration costs associated with the acquisition of PAE. As a percentage of revenues, SG&A was 4.4% and 4.2% for the years ended September 30, 2022 and October 1, 2021, respectively.

Earnings from equity method investments—Earnings from equity method investments increased primarily due to new contract awards, performance on legacy PAE equity method investments, and the ramp up of certain contracts.

Goodwill impairment charges—During the first quarter of fiscal year 2022, we performed an interim goodwill impairment test which concluded that the carrying value of one reporting unit exceeded its fair value. As a result, a non-cash impairment charge of $108.0 million was recognized during the year ended September 30, 2022. There was no impairment of goodwill during the year ended October 1, 2021.

Interest expense, net—The increase in interest expense, net, was primarily due to additional interest on the new first and second lien borrowings obtained to acquire PAE partially offset by a benefit from our interest rate swaps.

Benefit (provision) for income taxes—The effective tax rate for the year ended September 30, 2022 was (22.0)%, as compared to (16.0)% for the year ended October 1, 2021. The change in the effective tax rate was primarily due to the impact of goodwill impairment charges that are nondeductible for income tax purposes recognized in the year ended September 30, 2022, and changes in the valuation allowance against a deferred tax asset related to net operating loss carryforwards and nontaxable noncontrolling interests relative to the total (loss) income before income taxes.

Noncontrolling interests—Noncontrolling interests decreased primarily due to the completion of a contract in which the follow-on contract was awarded to an equity method investment.

Backlog

The company’s backlog represents the estimated amount of future revenues to be recognized under negotiated contracts. The company’s backlog includes unexercised option years and excludes the value of task orders that may be awarded under multiple award IDIQ vehicles until such task orders are issued.

The company’s backlog is either funded or unfunded:

•	Funded backlog represents contract value for which funding is appropriated less revenues previously recognized on the contract.

•	Unfunded backlog represents estimated contract values for which funding has not been appropriated and from unexercised contract options.

As of June 28, 2024, the company had total backlog of $26.9 billion, compared with $27.0 billion as of June 30, 2023, a decrease of $0.1 billion. Funded backlog as of June 28, 2024 was $3.1 billion.

There is no assurance that all backlog will result in future revenues being recognized, and the backlog balance is subject to increases or decreases based on the execution of new contracts, contract modifications or extensions, deobligations, early terminations, and other factors.

Revenues by Contract Type for the Three and Nine Months Ended June 28, 2024 and June 30, 2023

Our earnings and profitability may vary materially depending on changes in the proportionate amount of revenues derived from each type of contract. For a discussion of the types of contracts under which we generate revenues, see “Critical Accounting Policies” below. The following table summarizes revenues by contract type for the periods presented:

	Three Months Ended				Nine Months Ended
(Dollars in thousands)	June 28, 2024		June 30, 2023		June 28, 2024		June 30, 2023
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
	Dollars	Percent	Dollars	Percent	Dollars	Percent	Dollars	Percent
Cost-plus-fee	$1,267,372	59%	$1,212,029	62%	$3,777,677	61%	$3,594,370	63%
Fixed-price	611,572	29%	524,368	27%	1,674,285	27%	1,526,292	27%
Time-and-materials	262,980	12%	220,078	11%	723,918	12%	607,498	10%

Total revenues	$2,141,924	100%	$1,956,475	100%	$6,175,880	100%	$5,728,160	100%

Revenues by Contract Type for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

	For the years ended
	September 29, 2023		September 30, 2022		October 1, 2021
(Dollars in thousands)	Dollars	Percent	Dollars	Percent	Dollars	Percent
Cost-plus-fee	$4,940,490	63%	$5,256,474	69%	$4,050,878	69%
Fixed-price	2,089,009	26%	1,776,883	23%	1,472,289	25%
Time-and-materials	835,434	11%	642,599	8%	363,811	6%

Revenues	$7,864,933	100%	$7,675,956	100%	$5,886,978	100%

Effects of Inflation

Given the nature of our operations and contract type mix, we expect the impact of inflation on our business may be limited for some of our contracts. During the nine months ended June 28, 2024, 61% of our revenues was generated under cost-plus-fee type contracts that have limited inflation risk as they include provisions that adjust revenues to cover costs affected by inflation. The remainder of our revenues was generated under time-and-materials or fixed-price type contracts which we have historically been able to price in a manner that accommodates inflation and cost increases over the period of performance but changes in our expectations with respect to inflation rates or in the overall mix of our contract types could cause future results to differ substantially.

Liquidity and Capital Resources

Existing cash and cash equivalents and cash generated by operations are our primary sources of liquidity, as well as sales of receivables under our Master Accounts Receivable Purchase Agreement (“MARPA”) (as discussed in “Note 5—Sales of Receivables” in Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023) and available borrowing capacity under the revolving facility provided for in the Amentum first lien credit agreement (as discussed in “Note 8—Debt” in Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023).

The Amentum first lien credit agreement consists of the revolving facility, which includes a revolving facility, a swingline subfacility and a letter of credit subfacility, the first lien tranche 1 term facility and the first lien tranche 3 term facility (collectively, the “first lien facilities”). The revolving facility matures on January 31, 2025. The first lien tranche 1 term facility and the first lien tranche 3 term facility mature on January 31, 2027 and February 15, 2029, respectively, and collectively require quarterly principal amortization payments of $8.4 million with the remainder of the principal thereunder being due at maturity.

The company is also party to the Amentum second lien credit agreement consisting of the second lien tranche 1 term facility and the second lien tranche 2 term facility, which mature on January 31, 2028 and February 15, 2030, respectively. Neither of the second lien term facilities requires us to make a principal amortization payment prior to maturity. However, during the nine months ended June 28, 2024, we made a $150.0 million voluntary principal payment on the second lien tranche 1 term facility.

As of June 28, 2024, $3.27 billion and $735.0 million were outstanding under the first lien term facilities and second lien term facilities, respectively, with no amounts borrowed under the revolving facility.

The first lien facilities and the second lien term facilities are guaranteed on a senior basis by substantially all of our wholly owned material domestic restricted subsidiaries, subject to customary exceptions set forth in the Amentum credit agreements. The first lien facilities and the second lien term facilities are secured by first-priority security interests (subject to permitted liens and other customary exceptions) in substantially all of the assets of the borrowers and the guarantors thereunder. The liens securing the second lien term facilities are junior in priority to those securing the first lien facilities pursuant to the terms of a customary intercreditor agreement.

The interest rates applicable to the first lien facilities are floating interest rates equal to an Alternate Base Rate or Adjusted Term SOFR plus an applicable margin based upon our first lien net leverage ratio. The interest rates applicable to the Second Lien Term Facilities are floating interest rates equal to an Alternate Base Rate or Adjusted Term SOFR plus an applicable margin.

Each of the Amentum credit agreements requires us to comply with certain representations and warranties, customary affirmative and negative covenants and, in the case of the revolving facility, under certain circumstances, a financial covenant. Since the inception of the Amentum credit agreements, we have been in compliance with all such covenants.

In connection with the transactions, Amentum expects to refinance the existing Amentum credit facilities as part of the new Amentum credit agreement. On July 30, 2024, Amentum Escrow Corporation, a Delaware corporation and newly formed wholly-owned indirect subsidiary of Amentum, priced $1.0 billion aggregate principal amount of its 7.250% Senior Notes due 2032 in a private transaction in reliance upon exemptions from the registration requirements of the Securities Act. The notes offering closed on August 13, 2024. The proceeds of the notes offering were funded into escrow and are expected to be released from escrow substantially concurrently with the consummation of the merger. In addition, SpinCo and Amentum have syndicated and, substantially concurrently with the consummation of the transactions, SpinCo expects to enter into, the new Amentum credit agreement providing for a first lien term facility of approximately $3.75 billion maturing 2031. The new Amentum credit agreement is also expected to include a first lien revolving facility of approximately

$850 million maturing 2029. The net proceeds of the Amentum notes and the term facilities under the new Amentum credit agreement would be used (i) to repay any remaining outstanding borrowings under the existing Amentum credit facilities and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities and (ii) in the case of any remaining proceeds, for general corporate purposes. For more information, see the section entitled “Description of Material Indebtedness” included elsewhere in this information statement.

We believe that the combination of internally generated funds, available bank borrowings, and cash and cash equivalents on hand will provide the required liquidity and capital resources necessary to fund on-going operations, customary capital expenditures, debt service obligations, acquisitions, and other working capital requirements over at least the next 12 months. Over the longer term, our ability to generate sufficient cash flows from operations necessary to fulfill the obligations under the first lien facilities, the second lien term facilities and any other indebtedness we may incur will depend on our future financial performance which could be affected by factors outside of our control, including worldwide economic and financial market conditions.

For a further description of the company’s debt refer to “Note 8—Debt” in Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023 included elsewhere in this information statement.

Cash Flow Information for the Nine Months Ended June 28, 2024 and June 30, 2023

	Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$159,991	$(65,153)
Net cash used in investing activities	(8,386)	(11,672)
Net cash used in financing activities	(189,267)	(97,156)
Effect of exchange rate changes on cash and cash equivalents	3,879	2,764

Net decrease in cash and cash equivalents	(33,783)	(171,217)

Cash Flows—June 28, 2024 vs June 30, 2023

Net cash provided by (used in) operating activities increased by $225.1 million primarily due to cash inflows from sales of receivables under the MARPA during the nine months ended June 28, 2024 and a Coronavirus Aid, Relief, and Economic Security Act payment during the nine months ended June 30, 2023.

Net cash used in investing activities decreased by $3.3 million primarily due to reduced capital expenditures and the absence of capital contributions and returns of capital from our equity method investments.

Net cash used in financing activities increased by $92.1 million primarily due to the $150.0 million voluntary principal payment on the second lien tranche 1 term facility during the nine months ended June 28, 2024 partially offset by the full payoff of borrowings under the SPV loan during the nine months ended June 30, 2023.

Cash Flow Information for the Years Ended September 29, 2023, September 30, 2022 and October 1, 2021

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Net cash provided by operating activities	$67,394	$126,019	$247,118
Net cash (used in) investing activities	(17,526)	(1,786,834)	(1,027,654)
Net cash (used in) provided by financing activities	(111,827)	1,724,227	867,624
Effect of exchange rate changes on cash and cash equivalents	598	(6,192)	1,092

Net (decrease) increase in cash and cash equivalents	$(61,361)	$57,220	$88,180

Cash Flows—September 29, 2023 vs September 30, 2022

Net cash provided by operating activities decreased by $58.6 million primarily as a result of higher interest payments and the timing of collections, partially offset by an increase related to the timing of vendor payments.

Net cash used in investing activities decreased by $1.769 billion primarily as a result of the acquisition of PAE in fiscal year 2022.

Net cash used in financing activities increased by $1,836.1 million primarily as a result of new borrowings associated with the acquisition of PAE partially offset by repayment of the First Lien Tranche 2 Term Loan. Cash used in financing activities during the year ended September 29, 2023 was primarily used toward debt repayments.

Cash Flows—September 30, 2022 vs October 1, 2021

Net cash provided by operating activities decreased by $121.1 million primarily as a result of higher interest payments and timing of vendor payments, partially offset by strong cash collections.

Net cash used in investing activities increased by $759.2 million primarily as a result of the acquisition of PAE in fiscal year 2022 as compared to the acquisition of DefCo Holdings, Inc. in fiscal year 2021.

Net cash provided by financing activities increased by $856.6 million primarily due to new borrowings associated with the acquisition of PAE partially offset by repayment of the First Lien Tranche 2 Term Loan.

Non-GAAP Measures

This information statement includes the presentation and discussion of Amentum’s Adjusted EBITDA, and Adjusted EBITDA Margin, which are not measures of financial performance under GAAP. These non-GAAP measures should be considered only as supplements to, and should not be considered in isolation or used as a substitute for, financial information prepared in accordance with GAAP. Management believes these non-GAAP measures, when read in conjunction with Amentum’s consolidated financial statements prepared in accordance with GAAP and the reconciliations herein to the most directly comparable GAAP measures, provide useful information to management, investors and other users of Amentum’s financial information in evaluating operating results and understanding operating trends by adjusting for the effects of items management of Amentum does not consider to be indicative of Amentum’s ongoing performance, the inclusion of which can obscure underlying trends. Additionally, management of Amentum uses such measures in its evaluation of business performance, particularly when comparing performance to past periods, and believes these measures are useful for investors because they facilitate a comparison of financial results from period to period. The computation of non-GAAP measures may not be comparable to similarly titled measures reported by other companies, thus limiting their use for comparability. For Amentum:

Adjusted EBITDA is defined as GAAP net (loss) income attributable to Amentum adjusted for interest expense, net, (benefit) provision for income taxes, depreciation and amortization, and excludes the following discrete items:

•

Acquisition, transaction, and integration costs–Represents acquisition, transaction and integration costs, including severance, retention, and other adjustments related to acquisition and integration activities.

•	Non-cash GAAP charges–Represents non-cash goodwill impairment charges.

•

Utilization of certain fair market value adjustments assigned in purchase accounting–Represents the periodic utilization of the fair market value adjustments assigned to certain equity method investments and noncontrolling interests based on the remaining period of performance for the related contract.

•	Share-based compensation–Represents non-cash compensation expenses recognized for share based arrangements.

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenues.

The following tables provide a reconciliation of net (loss) income attributable to Amentum Parent Holdings LLC (the most directly comparable GAAP measure) to Adjusted EBITDA and a reconciliation of net (loss) income margin (the most directly comparable GAAP measure) to Adjusted EBITDA Margin:

	For the Three Months Ended		For the Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160
Net loss attributable to Amentum Parent Holdings LLC	$(25,628)	$(32,920)	$(108,201)	$(307,783)
Net loss margin(1)	(1.2)%	(1.7)%	(1.8)%	(5.4)%
Interest expense, net	110,980	90,263	332,946	285,428
Provision (benefit) for income taxes	2,210	(707)	36,089	(10,563)
Depreciation and amortization	62,443	81,434	188,716	243,076

EBITDA (non-GAAP)	150,005	138,070	449,550	210,158
Acquisition, transaction and integration costs	8,895	3,392	19,994	21,918
Non-cash GAAP charges	—	—	—	186,381
Utilization of certain fair market value adjustments assigned in purchase accounting	(1,318)	(145)	(3,954)	(435)
Share-based compensation	1,108	180	3,262	2,450

Adjusted EBITDA (non-GAAP)	$158,690	$141,497	$468,852	$420,472

Adjusted EBITDA Margin (non-GAAP)	7.4%	7.2%	7.6%	7.3%

(1)	Calculated as net (loss) income attributable to Amentum Parent Holdings LLC divided by revenues.

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$7,864,933	$7,675,956	$5,886,978
Net (loss) income attributable to Amentum Parent Holdings LLC	$(313,700)	$(84,423)	$895
Net (loss) income margin(1)	(4.0)%	(1.1)%	0.0%
Interest expense, net	396,920	153,119	137,720
(Benefit) provision for income taxes	(18,979)	14,114	(4,654)
Depreciation and amortization	325,193	291,868	247,199

EBITDA (non-GAAP)	389,434	374,678	381,160
Acquisition, transaction and integration costs	38,991	106,111	36,507
Non-cash GAAP charges	186,381	107,961	—
Utilization of certain fair market value adjustments assigned in purchase accounting	(21,175)	(32,187)	(12,798)
Share-based compensation	3,379	2,735	1,195

Adjusted EBITDA (non-GAAP)	$597,010	$559,298	$406,064

Adjusted EBITDA Margin (non-GAAP)	7.6%	7.3%	6.9%

(1)	Calculated as net (loss) income attributable to Amentum Parent Holdings LLC divided by revenues.

Contractual Obligations

For a description of Amentum’s contractual obligations related to debt, pensions, leases, and retirement plans refer to “Note 8—Debt” in Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023, “Note 10—Retirement Plans”, “Note 11—Pension Benefit Obligations” and “Note 16—Leases” in Amentum’s audited consolidated financial statements for the year ended September 29, 2023 included elsewhere in this information statement.

Commitments and Contingencies

Amentum is involved in various claims, disputes, lawsuits, investigations, audits, administrative proceedings and similar matters arising in the normal course of business. Liabilities for loss contingencies arising from such matters and other sources are recorded when it is probable that an unfavorable result and/or liability will be incurred and the cost of the unfavorable result or liability can be reasonably estimated. Management is of the opinion that any liability or loss associated with such matters, either individually or in the aggregate, will not have a material adverse effect on Amentum’s operations and liquidity.

For a discussion of these items, refer to “Note 10—Legal Proceedings and Commitments and Contingencies” of the notes to Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023 included elsewhere in this information statement.

Critical Accounting Policies

There have been no significant changes to Amentum’s critical accounting policies as described in its audited consolidated financial statements for the year ended September 29, 2023.

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions to determine reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based on information available at the time of the estimates or assumptions, including our historical experience, where relevant. Significant estimates and assumptions are reviewed quarterly by management. The evaluation process includes a thorough review of key estimates and assumptions used in preparing our financial statements. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of our financial statements, actual results may materially differ from the estimates.

Our critical accounting policies and estimates are those policies and estimates that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We believe the following accounting policies require significant judgment due to the complex nature of the underlying transactions:

Revenue Recognition

We recognize revenues in accordance with ASC 606, Revenue from Contracts with Customers, which establishes principles for recognizing revenues upon the transfer of control of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The company generally recognizes revenues over time as performance obligations are satisfied and measures its progress towards completion using an input measure of total costs incurred divided by total costs expected to be incurred. The majority of our contracts have a single performance obligation as the promise to transfer the respective goods or services is not separately identifiable from other promises in the contract and is therefore not distinct.

Recognition of revenues is dependent upon a number of factors, including facts and circumstances that may impact certain estimates at the balance sheet date. Additionally, the company is required to make estimates for the amount of consideration to be received, including award or incentive fees. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly.

Our business is generally performed under cost-plus-fee, fixed-price, and time-and-materials contracts:

Cost-plus-fee Contracts

Cost-plus-fee contracts provide for payment of allowable incurred costs, including both direct and indirect costs, to the extent prescribed in the contract, plus a fixed-fee, award-fee, incentive-fee or a combination thereof. Award-fees or incentive-fees are generally based upon various objective and subjective criteria, such as meeting performance or cost targets. Revenues on cost-plus-fee contracts are recorded as contract allowable costs are incurred and fees are earned. Revenues are recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Variable consideration, typically in the form of award or incentive fees, is included in the estimated transaction price to the extent that it is probable that a significant reversal of revenues will not occur and there is a basis to reasonably estimate the amount of the fee. These estimates are based on historical award experience, anticipated performance and our best judgment based on current facts and circumstances.

Fixed-Price Contracts

In a fixed-price contract, the price is generally not subject to adjustment based on costs incurred, which can favorably or adversely impact our profitability depending upon our performance of the contracted service. Our fixed-price contracts may include firm fixed-price, fixed-price with economic adjustment, and fixed-price incentive elements. Revenues on fixed-price contracts are recorded as work is performed over the period of performance. Revenues are recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with the transfer of control to the customer. For such contracts, we estimate total costs at the inception of the contract based on our assumptions of the cost elements required to complete the associated tasks of the contract and assess the impact of the risks on our estimates of total costs to complete the contract. Our cost estimates are based on assumptions that include the complexity of the work, our employee labor costs, the cost of materials, and the performance of our subcontractors. These cost estimates are subject to change as we perform under the contract and as a result, the timing of revenues and amount of profit on a contract may change as there are changes in estimated costs to complete the contract. Such adjustments are recognized on a cumulative catch-up basis in the period we identify the changes. The transaction price may include variable consideration.

Time-and-Materials Contracts

Time-and-materials contracts provide for acquiring supplies or services on the basis of direct labor hours at fixed rates plus materials at cost. Revenues for time-and-materials contracts are recorded based on the amount for which we have the right to invoice our customers, because the amount directly reflects the value of our work performed for the customer. Revenues are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits from time-and-materials contracts result from the difference between the cost of services performed and the contractually defined billing rates for these services.

Business Combinations

The company records all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date, with any excess purchase consideration recorded as goodwill. Determining the fair value of acquired assets and liabilities assumed, including intangible assets, requires management to make significant judgments about expected future cash flows, weighted-average cost of capital, discount rates, customer attrition rates, useful lives of assets and expected long-term growth rates. During the measurement period, not to exceed one year from the acquisition date, the company may adjust provisional amounts recorded to reflect new information subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Goodwill

Goodwill represents the excess of amounts paid over the estimated fair value of net assets acquired from an acquisition. The company evaluates goodwill for impairment annually on the first day of the fourth quarter of the fiscal year or whenever events or circumstances indicate that the carrying value may not be recoverable.

The evaluation includes a qualitative or quantitative assessment that compares the estimated fair value of the relevant reporting unit to its respective carrying value, including goodwill, and utilizes both market and income approaches. Under the market approach, we estimate the fair value of a reporting unit based on comparable public companies within our industry that have operations with observable and comparable economic characteristics and are similar in nature, scope and size to the reporting unit being compared. Under the income approach, we estimate the fair value of a reporting unit using a discounted cash flow model which includes significant judgments and assumptions about expected long-term growth rates, terminal earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins, discount rates based on weighted-average cost of capital, assumptions regarding future capital expenditures and observable inputs of other comparable companies. The fair value of each reporting unit is compared to the carrying amount of the reporting unit and if the carrying amount of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.

Off Balance Sheet Arrangements

The company did not have any material off-balance sheet arrangements subsequent to the issuing of its audited consolidated financial statements for the year ended September 29, 2023.

Accounting Developments

For information regarding recent accounting pronouncements, refer to “Note 2—Recent Accounting Pronouncements” in Amentum’s unaudited condensed consolidated financial statements for the three- and nine-month periods ended June 28, 2024 and June 30, 2023 included elsewhere in this information statement.

Quantitative and Qualitative Disclosures about Market Risk

The interest rates on both the first lien facilities and the second lien term facilities are affected by changes in market interest rates. We use derivative financial instruments as part of a strategy to manage exposure to market risks associated with interest rate fluctuations. As of June 28, 2024, we have entered into floating-to-fixed interest rate swap agreements for an aggregate notional amount of $1.9 billion, which hedge a portion of our variable rate debt. The swaps mature at various dates through 2027 and are designated and accounted for as cash flow hedges.

All remaining balances under the first lien facilities and second lien term facilities, and any additional amounts that may be borrowed under the revolving facility, are currently subject to interest rate fluctuations. With every one percent fluctuation in the applicable interest rates, interest expense on our variable rate debt for the nine months ended June 28, 2024 would have fluctuated by approximately $31.5 million.

MANAGEMENT FOLLOWING THE TRANSACTIONS

Executive Officers Following the Transactions

The following table sets forth information regarding the individuals who are currently expected to serve as our executive officers following the transactions.

Name	Position	Age
John Heller	Chief Executive Officer	62
Stephen A. Arnette	Chief Operating Officer	56
Travis B. Johnson	Chief Financial Officer	39
Steven J. Demetriou	Executive Chair	65
Sean Mullen	Chief Growth Officer	57
Stuart I. Young	Chief Legal Officer	66
Jill Bruning	Chief Technology Officer	66

John Heller. We expect that, following the completion of the transactions, Mr. Heller will serve as our Chief Executive Officer and as a director on our Board of Directors. Mr. Heller currently serves as the chief executive officer of Amentum and is a non-voting member of the board of managers of Amentum Joint Venture GP LLC, the general partner of Amentum Equityholder. Mr. Heller has served as the chief executive officer of Amentum since 2022. Prior to joining Amentum, Mr. Heller served as the president and chief executive officer of PAE and predecessor companies from 2013 to 2021. He previously served as senior vice president and chief operating officer of Engility Corporation from 2012 to 2013 following its separation from L-3 Communications and as president of the professional support services division of L-3 Communications prior to the separation in 2012. He held several leadership positions at Harris Corporation from 2007 to 2012, including president of Harris IT Services. He also served as chief executive officer of Netco, Inc. from 2004 to 2006 and president and chief operating officer of Multimax, Inc. from 2006 to 2007. Additionally, Mr. Heller serves as a member of the global advisory council to the chancellor of the University of Pittsburgh and as the vice chair for the Professional Services Council. Mr. Heller is a graduate of the U.S. Military Academy at West Point and served on active duty in the U.S. Army for five years. He subsequently earned an M.B.A. degree from the University of Pittsburgh. Mr. Heller brings more than 39 years of leadership experience in providing technology and management services to governments worldwide to our Board of Directors, including over 14 years in the role of chief executive officer.

Stephen A. Arnette. We expect that, following the completion of the transactions, Dr. Arnette will serve as our Chief Operating Officer. Dr. Arnette joined Jacobs in 1995 and has served as the Executive Vice President and President of the Critical Mission Solutions Business since 2022. Dr. Arnette’s career at Jacobs has spanned more than 25 years in several senior leadership positions, crossing multiple sectors and operations. Prior to his current role, he led the Critical Mission Solutions business’s largest business unit as Senior Vice President of Advanced Engineering, Research & Operations, serving public and private sector customers around the globe with solutions for complex, mission-essential programs and projects in aerospace, automotive, defense and telecommunications sectors. Dr. Arnette holds a B.S. degree in mechanical engineering from Tennessee Technological University and a M.S. degree and a Ph.D. degree in mechanical engineering from the Ohio State University.

Travis B. Johnson. We expect that, following the completion of the transactions, Mr. Johnson will serve as our Chief Financial Officer. Mr. Johnson joined Amentum in 2023 and currently serves as its chief financial officer. Prior to joining Amentum, Mr. Johnson served as senior vice president, corporate controller and chief accounting officer of CACI International Inc, as vice president and chief accounting officer of FLIR Systems, Inc. and as the chief accounting officer of KeyW Corporation. Mr. Johnson also held several finance and accounting leadership positions at Leidos and began his career as a public accountant at RSM. Mr. Johnson has approximately 17 years of experience in financial strategy, mergers and acquisitions, treasury and capital markets, investor relations, business transformation, financial planning and analysis, and accounting and finance operations. Mr. Johnson holds a bachelor’s degree in business administration from James Madison University and an M.B.A. degree from the University of Maryland’s Robert H. Smith School of Business. He is also a Certified Public Accountant and a Certified Fraud Examiner.

Steven J. Demetriou. We expect that, following the completion of the transactions, Mr. Demetriou will serve as a director and as Executive Chair on our Board of Directors. Mr. Demetriou has served as a director on Jacobs’ Board of Directors since 2015 and has served as the executive chair of the Jacobs’ Board of Directors since 2016. We expect that prior to or upon the completion of the transactions, Mr. Demetriou will resign from Jacobs’ Board of Directors. He served as chief executive officer of Jacobs from 2015 to 2023. Prior to joining Jacobs, Mr. Demetriou served as the chairman and chief executive officer of Aleris Corporation from 2004 to 2015. He served as the chief executive officer of Noveon Inc. from 2001 to 2004. From 1999 to 2001, Mr. Demetriou served as the executive vice president of IMC Global Inc. He also held various leadership positions with Cytec Industries Inc. and ExxonMobil Corporation from 1981 to 1999. Mr. Demetriou currently serves as a director of Arcosa, Inc. and FirstEnergy Corp. He is a member of several private boards including Cuyahoga Community College Foundation and Dallas Citizen’s Council. He also serves as a director of PA Consulting Group Limited and the co-chairman of the U.S.-Saudi Arabian Business Council. Mr. Demetriou previously served on the boards of C5 Acquisition Corp., Kraton Performance Polymers, Foster-Wheeler and OM Group. Mr. Demetriou brings international business perspectives and more than 35 years of experience in leadership and senior management roles to our Board of Directors, including over 20 years in the role of chief executive officer. Over the course of his career, he has gained experience in a variety of industries. His breadth of experience is particularly valuable, given the variety of industries in which our customers operate.

Sean Mullen. We expect that, following the completion of the transactions, Mr. Mullen will serve as our Chief Growth Officer. Mr. Mullen joined Amentum in 2022 and currently serves as its Executive Vice President of Business Development. Prior to joining Amentum, Mr. Mullen was the Growth Officer at Perspecta and was part of the executive leadership team through its public listing in 2018 and merger with Peraton in 2021. Prior to that, Mr. Mullen was the head of public sector growth at HP Enterprise Services from 2014 to 2018. Mr. Mullen also held leadership positions at Northrop Grumman from 2005 to 2010 and began his career as a civilian employee with the U.S. Air Force in 1989. Mr. Mullen has over 30 years of industry experience with over 20 years driving growth and strategy with public and privately owned companies. Mr. Mullen holds a B.S degree in Management from Merrimack College and an M.B.A degree from the University of Massachusetts.

Stuart I. Young. We expect that, following the completion of the transactions, Mr. Young will serve as our Chief Legal Officer. Mr. Young has served continuously at Amentum and its predecessor companies since becoming General Counsel of EG&G Technical Services, Inc. in 1999 and was appointed Executive Vice President and General Counsel at Amentum in 2020. Prior to joining Amentum, Mr. Young served as Assistant General Counsel at the General Services Administration and as Assistant General Counsel at DynCorp. Mr. Young started his career in private practice and has approximately 40 years of experience providing legal support in the areas of government contracts, litigation, procurement, international law and regulatory issues. Mr. Young is active in professional associations including the American Bar Association Public Contracts Section and the Association of Corporate Counsel, National Capital Region, and appears at seminars and other speaking engagements relevant to government contracts and corporate law issues. Mr. Young is an active member of the Virginia, Maryland and District of Columbia bar associations. Mr. Young holds a B.A. degree in psychology from the University of Rochester and a J.D. degree from the George Washington University Law School.

Jill Bruning. We expect that, following the completion of the transactions, Ms. Bruning will serve as our Chief Technology Officer. Ms. Bruning has served continuously at Amentum and its predecessor companies since 2013 and has served as President of Amentum’s Engineering, Science and Technology Group since 2022. Previously, Ms. Bruning was President of Amentum’s Intelligence, Systems Engineering, Security, Services and Solutions strategic business unit from 2017 to 2022 and General Manager of Amentum’s Intelligence Community Services organization from 2014 to 2017. Prior to joining Amentum, Ms. Bruning served as the Chief Operating Officer for NJVC, an information technology provider to the Intelligence Community and Defense markets from 2006 to 2012. Ms. Bruning has also held leadership positions at Computer Sciences Corporation from 2000 to 2006 and Nichols Research Corporation from 1985 to 2000. She brings over 40 years of experience in leading advanced engineering and technology services, research and development, technology integration and modernization, data analytics, cyber security and information technology. Ms. Bruning holds a Master’s Degree in Mechanical Engineering from the Massachusetts Institute of Technology and a Bachelor’s Degree in Mechanical Engineering from the University of Illinois.

Family Relationships

There are no family relationships among any of our expected executive officers or director nominees.

DIRECTORS FOLLOWING THE TRANSACTIONS

Board of Directors Following the Transactions

The following table sets forth information regarding those persons who are currently expected to serve on our Board of Directors following completion of the transactions and until their respective successors are duly elected and qualified.

Upon completion of the transactions, our Board of Directors is expected to consist of 13 directors, each of whom will be elected to serve one-year terms: Five directors proposed by Amentum Equityholder; John Heller, Chief Executive Officer of Amentum; and seven other directors (none of whom were proposed by Amentum Equityholder). NYSE listing standards require that the board have a majority of independent directors, and we expect our board to include a majority of independent directors and requisite board committees to be composed solely of independent directors immediately following the transactions. We expect that each director other than Mr. Heller and Mr. Demetriou will qualify as “independent” under the applicable NYSE listing standards.

Name	Position	Age	Board Committees
John Heller	Chief Executive Officer and Director Nominee	62
Steven J. Demetriou	Executive Chair and Director Nominee	65
General Vincent K. Brooks	Director Nominee	65	Audit; Nominating and Corporate Governance
Benjamin Dickson	Director Nominee	43	Compensation
General Ralph E. Eberhart	Director Nominee	77	Compensation
Alan E. Goldberg	Director Nominee	69
Leslie Ireland	Director Nominee	64	Audit; Compensation
Barbara L. Loughran	Director Nominee	60	Audit; Nominating and Corporate Governance
Sandra E. Rowland	Director Nominee	53	Audit
Christopher M.T. Thompson	Director Nominee	76
Russell Triedman	Director Nominee	54	Compensation; Nominating and Corporate Governance
John Vollmer	Director Nominee	65
Connor Wentzell	Director Nominee	34	Nominating and Corporate Governance

John Heller. Mr. Heller’s biography is included in the section entitled “Management Following the Transactions.”

Steven J. Demetriou. Mr. Demetriou’s biography is included in the section entitled “Management Following the Transactions.”

General Vincent K. Brooks (U.S. Army, Retired). We expect that, following the completion of the transactions, General Brooks will serve as a director on our Board of Directors. General Brooks has served as a director on Jacobs’ Board of Directors since 2020. We expect that prior to or upon the completion of the transactions, General Brooks will resign from Jacobs’ Board of Directors. General Brooks has served as a principal of WestExec Advisors since 2020. He is a former 4-Star General in the United States Army, from which he retired in 2019. He served as Commander of Korean and U.S. combined forces in the Republic of Korea from 2016 to 2018, and held numerous high-level command and staff positions within the Armed Forces from 1980 to 2019. He currently serves as a director of Verisk and as the chair and on the nominating and corporate governance committee of Diamondback Energy Inc. General Brooks is a member of the Defense Advisory Committee on Diversity and Inclusion and serves as the Class of 1951 chair for the study of leadership at the U.S. Military Academy at West Point. He also serves a vice chairman of the Gary Sinise Foundation and is a life member of the Council on Foreign Relations, is a visiting senior fellow at Harvard Kennedy School (Belfer Center for Science and International Affairs) and distinguished fellow at the University of Texas at Austin (Clements Center for National Security, and Strauss Center for International Security and Law). General Brooks holds a B.S. degree in Engineering from West Point Military Academy and a Master’s degree of Military Art and Science from U.S. Army School of Advanced Military Studies at Fort Leavenworth, Kansas. General Brooks brings valuable leadership skills developed through his military service. His areas of expertise include leadership in complex organizations, inclusion and diversity, national security, international relations, military operations, combating terrorism and countering the proliferation of weapons of mass destruction. His 44-year military career provides our Board of Directors with valuable experience and knowledge of government and the military, which is particularly valuable given our government and national security customers and international operations.

Benjamin Dickson. We expect that, following the completion of the transactions, Mr. Dickson will serve as a director on our Board of Directors. Mr. Dickson currently serves as a managing director of American Securities LLC, which has arrangements with Lindsay Goldberg as partners in Amentum Equityholder, and as a voting member of the board of managers of Amentum Joint Venture GP LLC, the general partner of Amentum Equityholder. Mr. Dickson has worked at American Securities LLC since 2011. Mr. Dickson has extensive experience serving as a director of private companies. In addition to serving on the board of managers of Amentum Joint Venture GP LLC, Mr. Dickson serves on the board of directors of several current American Securities LLC portfolio companies, including serving as chairman of the board of directors of NAPA and SimonMed and as a director of The Aspen Group. Prior to joining American Securities LLC, Mr. Dickson served as a director of corporate development at Active Interest Media, as an investment professional with GTCR and Wind Point Partners and as a management consultant with McKinsey & Company. Mr. Dickson holds a B.S. degree in Accounting and Finance from Indiana University’s Kelley School of Business and an M.B.A. degree from Northwestern University’s Kellogg School of Management. Mr. Dickson brings more than 18 years of private equity investing and director experience in the government services, aerospace and defense and healthcare industries to our Board of Directors.

General Ralph E. (Ed) Eberhart (U.S. Air Force, Retired). We expect that, following the completion of the transactions, General Eberhart will serve as a director on our Board of Directors. General Eberhart has served as a director on Jacobs’ Board of Directors since 2012. We expect that prior to or upon the completion of the transactions, General Eberhart will resign from Jacobs’ Board of Directors. He is a former General Officer of the United States Air Force, a position he served in from 1997 to 2005. General Eberhart also held numerous high-level command and staff positions within the Air Force and the Department of Defense from 1968 to 2005. He is a former Commander of the U.S. Northern Command, North American Aerospace Defense Command, U.S. Space Command, Air Force Space Command, Air Combat Command & U.S. Forces, Japan. He also served as vice chief of the United States Air Force. He has served as the chair of the board of VSE Corporation since 2019, and has served on its board since 2007. He also serves on the board of Segs4Vets. In the past, General Eberhart previously served as the chair of the board of Triumph Group, Inc. and on the boards of TERMA North America Inc. and Rockwell Collins. General Eberhart is the chair of the American Air Museum in Britain, serves on the board of trustees of Palmer Land Conservancy and a trustee of the Air Force Academy Endowment. He is a member of the Council of Foreign Relations and the Colorado Thirty Group. General Eberhart brings extensive leadership skills developed through his military service. General Eberhart holds a B.S. degree in Political Science from the United States Air Force Academy and a Master’s degree in Political Science from Troy State University. His 36-year military career provides our Board of Directors with valuable insights and knowledge of government and the military, which is particularly valuable given our government and military contracts.

Alan E. Goldberg. We expect that, following the completion of the transactions, Mr. Goldberg will serve as a director on our Board of Directors. Mr. Goldberg currently serves as the co-founder and chief executive officer of Lindsay Goldberg, and is indirectly the controlling member of Lindsay Goldberg, which has arrangements with American Securities LLC as partners in Amentum Equityholder. Mr. Goldberg has served as the co-founder and chief executive officer of Lindsay Goldberg since the firm’s inception in 2001. Prior to co-founding Lindsay Goldberg, Mr. Goldberg held several leadership positions at Morgan Stanley, including serving as chairman and chief executive officer of Morgan Stanley Private Equity. Mr. Goldberg has extensive experience serving as a director on the boards of directors of private and public companies, including most recently serving as director on the boards of directors of Reign Research Holdings and Stelco Holdings Inc. (TSX: STLC). Mr. Goldberg holds a B.A. degree in Economics and Philosophy and an M.B.A. degree from New York University and a J.D. from Yeshiva University. Mr. Goldberg brings more than 40 years of investing and public and private company director experience in the industrials, professional services and healthcare industries to our Board of Directors.

Leslie Ireland. We expect that, following the completion of the transactions, Ms. Ireland will serve as a director on our Board of Directors. Ms. Ireland has worked in the Intelligence Community for approximately 31 years. In her final assignment in federal service, Ms. Ireland served as the Assistant Secretary of the Treasury for Intelligence and Analysis and the DNI National Intelligence Manager for Threat Finance. Before joining the Treasury in 2010, Ms. Ireland was the President’s Daily Intelligence Briefer for President Barack Obama. She also served as the Iran Mission Manager, responsible for overseeing the intelligence process on Iran for the entire US government. Ms. Ireland worked at the Central Intelligence Agency for 25 years in positions of increasing responsibility, including work on assignments focused on the Middle East and Weapons of Mass Destruction. Ms. Ireland retired from federal service in November 2016. Since 2017, Ms. Ireland has served as the President of her consulting firm Leslie Ireland Associates, LLC. Ms. Ireland has served as a director of Citigroup Inc. since October 2017. In addition, Ms. Ireland serves on the board of the Stimson Center, a non-profit organization. She is a member of the Cyber Advisory Board for the CEO of Chubb Insurance and Chubb’s Executive Management Team. Ms. Ireland is also a member of Tapestry Networks Cyber Risk Director Network. Ms. Ireland holds a bachelor’s degree from Franklin and Marshall College and a master’s degree from Georgetown University. Ms. Ireland brings more than 30 years of in-depth experience working in the Intelligence Community to our Board of Directors.

Barbara L. Loughran. We expect that, following the completion of the transactions, Ms. Loughran will serve as a director on our Board of Directors. Ms. Loughran has served as a director on Jacobs’ Board of Directors since 2019. We expect that prior to or upon the completion of the transactions, Ms. Loughran will resign from Jacobs’ Board of Directors. Ms. Loughran worked at PricewaterhouseCoopers LLP (PwC) from 1985 to 2018 and became Partner in 1998. She has served in a number of leadership roles, including PwC’s Industrial Products Business Unit Leader for NY Metro from 2013 to 2015, and PwC’s NY Metro Retail and Consumer Business Development Leader from 2010 to 2012. Additionally, from 2000 to 2003 and again from 2015 to 2018, she served as a partner in PwC’s National Office working with the Securities and Exchange Commission and customers as they accessed the capital markets and responded to regulatory requirements, and later consulted on complex financial control matters. She has served on the board of Armstrong World Industries since 2019. Ms. Loughran previously served as treasurer, assistant treasurer and on the board of United Way of Morris County, where she served on the executive committee, audit committee and as chair of the finance committee (chair). Ms. Loughran holds a B.A. degree from Franklin & Marshall College and an M.B.A. degree from University of Pennsylvania’s Wharton School. Ms. Loughran brings more than 30 years of experience working with Fortune 500 executives and boards as they navigated strategic, transformational and operational issues. Ms. Loughran’s broad industry experience brings our Board of Directors in-depth knowledge in the professional services, manufacturing, technology and consumer products sectors.

Sandra E. Rowland. We expect that, following the completion of the transactions, Ms. Rowland will serve as a director on our Board of Directors. From 2020 to 2023, Ms. Rowland served as senior vice president and chief financial officer of Xylem Inc. a leading water technology company, during which she played a central role in the company’s $7.5 billion acquisition and integration of Evoqua Water Technologies Corp. and served as a senior advisor from 2023 to 2024. From 2015 to 2020, Ms. Rowland served as executive vice president, and chief financial officer of Harman International Industries Inc., a global leader in connected car and audio solutions, and from 2012 to 2014 led corporate development and investor relations. Prior to her experience at Harman, Ms. Rowland held various financial leadership positions at Eastman Kodak Company. Earlier in her career, Ms. Rowland held a range of positions of increasing responsibility at PricewaterhouseCoopers LLP. Ms. Rowland currently serves on the board of directors and the audit and human resources committees of Oshkosh Corporation, a leading innovator of purpose-built vehicles and equipment. She also serves as board member and chair of the audit committee of Fortifi Food Processing Solutions, a portfolio company of KKR & Company Inc. Ms. Rowland holds a bachelor’s degree in Economics and Business from Lafayette College and a M.B.A. degree from University of Rochester’s William E. Simon School of Business. Ms. Rowland brings more than 30 years of experience in financial strategy, investor relations, mergers and acquisitions, and accounting and finance operations to our Board of Directors.

Christopher M.T. Thompson. We expect that, following the completion of the transactions, Mr. Thompson will serve as a director on our Board of Directors. Mr. Thompson has served as a director on Jacobs’ Board of Directors since 2012, and as lead independent director of Jacobs since 2019. We expect that prior to or upon the completion of the transactions, Mr. Thompson will resign from Jacobs’ Board of Directors. Mr. Thompson has served on the boards of directors of Royal Gold, Inc. from 2013 to 2020, Golden Star Resources Ltd. from 2010 to 2015, Teck Resources Limited from 2003 to 2014. Additionally, from 2002 to 2005, Mr. Thompson served as chairman of the World Gold Council and from 1998 to 2005, Mr. Thompson served as director, chairman and chief executive officer of Gold Fields Ltd., a gold mining company. Earlier in his career, Mr. Thompson founded and led the formation of Castle Group Inc., a manager of institutionally funded venture capital partnerships that invested in the development of new gold mines globally, from 1992 to 1998. Prior to his experience at Castle Group Inc., Mr. Thompson was a mining analyst, partner and director of Gordon Securities in Toronto from 1978 to 1982. In addition, from 1971 to 1978, Mr. Thompson worked for the Anglo American Corporation in South Africa and Canada as assistant divisional manager of the Gold Division and, subsequently, the Finance Division. He has also served on private boards of directors and engaged with the community, including, from 2013 to 2017, as a member of the board of directors of The Colorado School of Mines Foundation, and from 1998 to 2002, as a member of the board of directors and vice president of the South African Chamber of Mines and a member of the board of directors of Business Against Crime South Africa. Mr. Thompson holds a bachelor’s degree in Law and Economics from Rhodes University, South Africa, and a master’s degree in Business Management from Bradford University, United Kingdom. Mr. Thompson has an extensive background in international operations, finance and strategic leadership in a range of industries, including investments and mining. Mr. Thompson brings valuable insight and independent leadership to our Board of Directors regarding the day-to-day operations of large global organizations, risk management and corporate best practices.

Russell Triedman. We expect that, following the completion of the transactions, Mr. Triedman will serve as a director on our Board of Directors. Mr. Triedman currently serves as a manager of Lindsay Goldberg, which has arrangements with American Securities LLC as partners in Amentum Equityholder, and as a voting member of the board of managers of Amentum Joint Venture GP LLC, the general partner of Amentum Equityholder. Mr. Triedman has worked at Lindsay Goldberg since its inception in 2001. Mr. Triedman has extensive experience serving as a director of private companies. In addition to serving on the board of managers of Amentum Joint Venture GP LLC, Mr. Triedman serves as a director on the boards of directors of several of Lindsay Goldberg’s current portfolio companies, including Aspire Bakeries, Golden West Packaging, Kleinfelder, Liquid Tech Solutions, Pike Corporation, stayAPT Suites and Ultra Clean Express. Mr. Triedman holds a Sc.B. degree in Applied Mathematics and Economics from Brown University and a J.D. from the University of Chicago Law School. Mr. Triedman brings more than 20 years of investing and director experience in the industrials, government contracting, and other professional services industries to our Board of Directors.

John Vollmer. We expect that, following the completion of the transactions, Mr. Vollmer will serve as a director on our Board of Directors. Mr. Vollmer currently serves as the chairman and non-voting member of the board of managers of Amentum Joint Venture GP LLC, the general partner of Amentum Equityholder. Mr. Vollmer has served in this role since 2022. Previously, Mr. Vollmer served as chief executive officer of Amentum from 2020 to 2022, as president of the AECOM Management Services Group from 2016 to 2020 and as group and executive vice president and chief operating officer of URS Corporation Federal Services from 2009 to 2015. Additionally, Mr. Vollmer serves as a director on the board of directors of Yellow Ribbon Fund Inc., a 501(c)(3) non-profit organization that supports wounded service members and their families. He graduated from Flagler College with a degree in business economics. Mr. Vollmer brings more than 40 years of experience working with military and other federal agency clients providing IT, communications and command and control solutions globally to our Board of Directors.

Connor Wentzell. We expect that, following the completion of the transactions, Mr. Wentzell will serve as a director on our Board of Directors. Mr. Wentzell currently serves as a principal of American Securities LLC, which has arrangements with Lindsay Goldberg as partners in Amentum Equityholder, and as a voting member of the board of managers of Amentum Joint Venture GP LLC, the general partner of Amentum Equityholder. Mr. Wentzell has worked at American Securities LLC since 2014. In addition to serving on the board of managers of Amentum Joint Venture GP LLC, Mr. Wentzell has experience serving as a director of American Securities LLC portfolio companies, including currently serving as a director of Learning Care Group and previously serving as a director of Blue Bird Corporation (NASDAQ: BLBD). Prior to joining American Securities LLC, Mr. Wentzell worked at Evercore Partners from 2012 to 2014. Mr. Wentzell holds an A.B. degree in Economics from Harvard University and an M.B.A. degree from the University of Pennsylvania’s Wharton School of Business. Mr. Wentzell brings more than 10 years of private equity investing and director experience in the government services, aerospace and defense and financial services industries to our Board of Directors.

Director Independence

Combined Co’s Corporate Governance Guidelines will contain guidelines (the “Director Independence Guidelines”) that will set forth certain criteria to assess the independence of directors of Combined Co. Under the Director Independence Guidelines, which will conform to the corporate governance listing standards of the NYSE, a director will not be considered “independent” unless the Board of Directors affirmatively determines that the director meets the independence criteria of the NYSE and any other independence standards applicable to independent members of the Board of Directors as may be in effect from time to time under applicable laws, rules or regulations, and that the director has no other direct or indirect material relationship with Combined Co or its management. In assessing the materiality of any existing or proposed director’s relationship with Combined Co, the Board of Directors will consider all relevant facts and circumstances.

Family Relationships

There are no family relationships among any of our expected executive officers or director nominees.

Committees of the Board of Directors

Effective upon the completion of the distribution, Combined Co’s Board of Directors will have the following standing committees, each of which will operate under a written charter that will satisfy the applicable NYSE listing standards and be posted to Combined Co’s website: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Until at least the second anniversary of the consummation of the transactions, unless the right to equal nomination to committees is waived, each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will have an equal number of directors proposed or nominated by Amentum and directors proposed by Jacobs. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Stockholders Agreement.”

Audit Committee

The Audit Committee will be established in accordance with Rule 10A-3 under the Exchange Act and the listing rules of the NYSE. The responsibilities of the Audit Committee will be more fully described in the Audit Committee charter. We anticipate that the responsibilities of the Audit Committee will include, among others:

•

assist the Board of Directors in overseeing (i) the integrity of our financial statements, (ii) the independence, qualifications and performance of our independent auditor and (iii) the performance of our internal audit function;

•	appointing an accounting firm to serve as the independent auditor and maintaining responsibility for compensation, retention and oversight of the independent auditor;

•	reviewing and discussing with management and the independent auditor our annual audited financial statements and quarterly financial statements; and

•	discussing our earnings press releases, risk assessment and risk management policies.

Ms. Rowland, General Brooks, Ms. Ireland and Ms. Loughran are expected to be the members of the Audit Committee. Ms. Rowland is expected to be the Audit Committee Chair. Each member of the Audit Committee is expected to be financially literate, and our Board of Directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, we expect that our Board of Directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE and Section 10A(m)(3) of the Exchange Act.

Compensation Committee

The Compensation Committee will have the responsibilities set forth in the charter of such committee. We anticipate that the responsibilities of the Compensation Committee will include, among others:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, and evaluating our Chief Executive Officer’s performance in light of such goals and objectives; and

•	reviewing the compensation of all of our other executive officers and incentive-compensation and equity-based plans that are subject to approval by the Board of Directors.

Mr. Triedman, General Eberhart, Ms. Ireland and Mr. Dickson are expected to be the members of the Compensation Committee. Mr. Triedman is expected to be the Chair of such committee. Our Board of Directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE, Rule 10C-1 under the Exchange Act and in accordance with our Director Independence Guidelines. In addition, we expect that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will have the responsibilities set forth in the charter of such committee. We anticipate that the responsibilities of the Corporate Governance and Nominating Committee will include, among others:

•	identifying and selecting or recommending to our Board of Directors qualified individuals to be nominated for election as directors;

•	developing and recommending to the Board of Directors our Corporate Governance Guidelines;

•	overseeing the evaluation of our Board of Directors and management; and

•	annually evaluating the Nominating and Corporate Governance Committee’s performance.

Ms. Loughran, General Brooks, Mr. Triedman and Mr. Wentzell are expected to be the members of the Nominating and Corporate Governance Committee. Ms. Loughran is expected to be the Chair of such committee. Our Board of Directors is expected to determine that each member of the Nominating and Corporate Governance Committee will be independent, as defined by the rules of the NYSE and in accordance with our Director Independence Guidelines.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 29, 2023, SpinCo was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those individuals who currently serve as SpinCo’s executive officers were made by Jacobs, as described in the section of this information statement entitled “Executive Compensation.”

Corporate Governance

Corporate Governance Guidelines

Our Corporate Governance Guidelines are intended to provide, along with the charters of the committees of our Board of Directors, a framework for the functioning of our Board of Directors and its committees and to establish a common set of expectations as to how our Board of Directors should perform its functions. The Corporate Governance Guidelines are expected to address, among other things, the composition of our Board of Directors, the selection of directors, the functioning of our Board of Directors, the committees of our Board of Directors, the evaluation and compensation of directors and the expectations of directors, including ethics and conflicts of interest.

The Corporate Governance Guidelines will set forth the Board of Directors’ views and practices regarding a number of governance topics, and the Corporate Governance and Nominating Committee will assess the Corporate Governance Guidelines on an ongoing basis in light of current practices.

A copy of our Corporate Governance Guidelines will be available on the Combined Co website after the closing.

The Combined Co website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Board of Directors Leadership Structure

Consistent with the merger agreement, it is expected that Mr. Demetriou will serve as the Executive Chair of the Board of Directors for two years following the consummation of the transactions.

Combined Co’s Corporate Governance Guidelines are expected to provide for the appointment of a Lead Independent Director whenever the Executive Chair of the Board of Directors is not independent, as defined by the rules of the NYSE and in accordance with our Director Independence Guidelines. Immediately following the consummation of the transactions, Mr. Demetriou is expected to serve as the Executive Chair of the Board of Directors and will not be independent in accordance with the rules of the NYSE and in accordance with our Director Independence Guidelines. Therefore, Mr. Dickson is expected to serve as the Lead Independent Director at the time of the distribution. Consistent with the merger agreement, it is expected that until the second anniversary of the consummation of the transactions, the Lead Independent Director will be a director that was proposed or nominated by the Amentum Equityholder (and reasonably acceptable to Jacobs), while the chair of the Nominating and Corporate Governance Committee will be a director that was not proposed or nominated by the Amentum Equityholder.

Nominating Board of Directors Candidates–Procedures and Director Qualifications

Shareholder Recommendations for Director Nominees

To recommend a candidate for consideration by the Nominating and Corporate Governance Committee, a shareholder should submit a written statement of the qualifications of the proposed nominee, including full name and address, to: Amentum Holdings, Inc., Nominating and Corporate Governance Committee, c/o Corporate Secretary, 4800 Westfields Blvd., Suite 400, Chantilly, VA 20151. The written submission should comply with all requirements set forth in Combined Co’s amended and restated certificate of incorporation and amended and restated bylaws. The committee will consider all candidates recommended by shareholders in compliance with the foregoing procedures and who satisfy the minimum qualifications for director nominees and Board of Directors member attributes.

Code of Conduct

In connection with the consummation of the transactions, SpinCo intends to adopt and maintain a code of conduct (“Code of Conduct”) that is applicable to all directors, officers and employees of Combined Co. The purpose of the Code of Conduct will be to: (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of our legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing.

Communications with Directors

The Board of Directors will be committed to meaningful engagement with our shareholders and will welcome input and suggestions. Shareholders and other interested parties wishing to contact the independent Chair or the non-management directors as a group will be able to do so by sending a written communication to the attention of the Corporate Secretary c/o Amentum Holdings, Inc., Corporate Secretary’s Office, 4800 Westfields Blvd., Suite 400, Chantilly, VA 20151.

Communications addressed to the Board of Directors or to a member of the Board of Directors will be distributed to the Board of Directors or to any individual director or directors as appropriate, depending upon the facts and circumstances outlined in the communication.

DIRECTOR COMPENSATION

We expect that, in connection with the completion of the transactions, we will implement a director compensation program for our non-employee directors, consisting of:

•	an annual cash retainer for each non-employee director of $125,000;

•	an annual grant of RSUs for each non-employee director with a grant value of $190,000;

•	an additional annual cash retainer for the chair of each committee of $25,000;

•

an additional fee of $2,000 per meeting for each non-employee director for each meeting of the full Board of Directors or a standing committee that is in excess of eight meetings for the year and for each meeting of a special committee that is in excess of two meetings for the year; and

•	an additional annual retainer for the Lead Independent Director, if any, of $100,000.

RSUs will generally be granted on or around our annual shareholder meeting and vest upon the earlier of the first anniversary of the grant date and the date of the annual shareholder meeting following the grant date.

Notwithstanding the foregoing, we expect that the members of our Board of Directors who are employees of any of the Sponsors will receive an additional cash retainer in lieu of RSUs (equal to the grant value of the RSUs) and will pay all cash retainers received to an affiliate of the Sponsors, as applicable.

We also expect to adopt stock ownership guidelines pursuant to which each non-employee member of our Board of Directors must, no later than the fifth anniversary of his or her election or appointment to our Board of Directors, hold shares of our common stock or its economic equivalent with a market value of at least five times the annual cash retainer (or $625,000).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

As discussed above, we are currently wholly owned by Jacobs and our Compensation Committee has not yet been formed. Decisions about our compensation and benefits programs to date have been made by the Human Resource and Compensation Committee of the Jacobs Board of Directors (“Jacobs’ Compensation Committee”) and Jacobs’ senior management. Accordingly, this discussion focuses on Jacobs’ compensation and benefit programs and decisions for fiscal year 2023. We expect that our Compensation Committee, once formed, will review our compensation and benefit programs on a periodic basis and determine the appropriate compensation and benefits for our executive officers. Therefore, our executive compensation and benefits programs following the completion of the transactions may not be the same as those discussed below.

As of the date of this information statement, the following individuals are expected to serve as executive officers of Combined Co, and therefore SpinCo, immediately following the transactions and, based on their roles and/or fiscal year 2023 compensation, such individuals would have constituted the named executive officers of SpinCo had it been an independent public company prior to the date of this information statement:

•	John Heller, who currently serves as Chief Executive Officer of Amentum and who is expected to serve as Chief Executive Officer of Combined Co;

•	Stephen Arnette, who currently serves as Executive Vice President and President, Critical Mission Solutions of Jacobs and who is expected to serve as Chief Operating Officer of Combined Co;

•	Travis Johnson, who currently serves as Chief Financial Officer of Amentum and who is expected to serve as Chief Financial Officer of Combined Co;

•	Steven Demetriou, who currently serves as Executive Chair of the Jacobs Board of Directors and who is expected to serve as Executive Chair of Combined Co; and

•	Jill Bruning, who currently serves as President of the Engineering, Science and Technology Group of Amentum and who is expected to serve as Chief Technology Officer of Combined Co.

Since Messrs. Heller and Johnson and Ms. Bruning were not employed or compensated by SpinCo or Jacobs in fiscal year 2023, they are generally omitted from the discussion below and references to “named executive officers” or “NEOs” shall refer only to Messrs. Arnette and Demetriou unless otherwise indicated. A discussion of the compensation of all of the named executive officers, including Messrs. Heller and Johnson and Ms. Bruning, has not been included as compensation arrangements have not yet been entered into, but once finalized, will be provided and filed in accordance with applicable SEC rules.

Jacobs’ Executive Compensation Philosophy

Jacobs operates with a pay-for-performance executive compensation philosophy in a challenging, highly competitive and rapidly evolving global environment. Jacobs’ pay-for-performance philosophy is designed to attract and retain the world’s best talent throughout the company, including at its executive level.

Jacobs’ vision is to provide superior customer value based on long-term relationships and favorable returns to its shareholders through profitable growth. Jacobs’ Compensation Committee adheres to a compensation program that drives this vision by attracting and retaining highly qualified employees and motivating them to deliver value to its customers and shareholders.

Accordingly, Jacobs’ executive compensation program:

✓	Provides executives with target total compensation that is competitive with the market;

✓

Rewards executives for Jacobs’ superior annual performance through its Leadership Performance Plan (“LPP”), a short-term cash incentive program that places a substantial component of pay at risk, with specific measures and targets assigned to each participant based on their role at Jacobs; and

✓	Aligns Jacobs’ executives’ interests with those of its shareholders through long-term equity-based awards.

Guide to CD&A

WHAT DID JACOBS CHANGE IN FISCAL YEAR 2023?	✓	Annual Bonus Plan: Replaced the plan’s individual “strategic non-financial goals” for Jacobs’ officers with a “Corporate Scorecard” for Jacobs’ strategic and ESG goals applying to all plan participants. Includes (i) a composite score based on the results of questions in its annual culture survey related to inclusion and (ii) the operating profit attributable to certain business units of Divergent Solutions, one of Jacobs’ operating segments for fiscal year 2023. This change was designed to provide alignment for all plan participants across Jacobs to key initiatives.
	✓	In response to Jacobs’ shareholder feedback, the “lock-in” feature was eliminated for all newly awarded performance-based restricted stock unit (“PSU”) grants, which now have a three-year performance period.

HOW DOES JACOBS DETERMINE PAY?	✓	Pay programs are designed to reward executives for positive Jacobs financial results and other strategic and ESG initiatives and align with shareholder interests by having a significant portion of compensation composed of equity-based long-term incentive awards.
	✓	Pay levels are set commensurate with market performance to attract and retain high quality talent.
	✓	The advice of an independent compensation consultant is considered, along with internal pay equity among executives and the alignment of total pay opportunity and pay outcomes with performance and market benchmarks.

HOW DID JACOBS PAY ITS NEOS?	✓	Base salaries reflect each NEO’s role, responsibility, experience, individual performance and market conditions.
	✓	Fiscal year 2023 short- and long-term incentive payouts aligned with Jacobs’ fiscal year 2023 performance.
	✓	Annual incentive payouts were earned at 103.5% of target, based on achievement of Jacobs’ performance objectives and the results of its “Corporate Scorecard.”
	✓	Long-term equity incentives were granted in fiscal year 2023 at target levels, using a portfolio of PSUs and time-based restricted stock units (“RSUs”).

HOW DOES JACOBS ADDRESS RISK AND GOVERNANCE?	✓	Provide an appropriate balance of short- and long-term compensation, with payouts based on Jacobs’ achievement of certain financial metrics and specific business area objectives.
	✓	Follow practices that promote good governance and serve the interests of Jacobs’ shareholders, with maximum payout caps for annual cash incentives and long-term performance awards, and policies on clawbacks, anti-pledging, anti-hedging, insider trading and stock ownership.
	✓	Annual “say-on-pay” shareholder vote and an annual compensation risk assessment of Jacobs’ compensation program, pursuant to which Jacobs’ independent compensation consultant confirmed that none of Jacobs’ compensation plans encourage undue risk-taking.

Jacobs’ Executive Compensation Program and Practices

Jacobs’ Compensation Committee believes that Jacobs’ executive compensation program is appropriately designed to advance the interests of its shareholders and other stakeholders. The key components and associated purposes of Jacobs’ compensation program are as follows:

Type	Component	Purpose	Performance Metric	Description
Short-Term/Annual	Base Salary	Provides the security of a competitive fixed cash payment	Reviewed annually by Jacobs’ Compensation Committee and adjusted based on competitive market practices, experience and individual performance	Fixed

Short-Term/Annual	LPP (Annual Bonus Plan)	Encourages superior performance and accountability by tying payouts to achievement of pre-established annual metrics assigned to participants based on their role at Jacobs

Fiscal year 2023 Metrics include:

•  Consolidated/Line of Business Operating Profit

•  DSO* (days sales outstanding)

•  GP In Backlog* (gross profit in backlog)

•  Corporate Scorecard:

•  A composite Score based on results of inclusion questions in Jacobs’ annual culture survey

•  DVS B/U OP* (operating profit from certain business units in Divergent Solutions)

Awards typically are paid in cash on an annual basis.

Variable/At-Risk

Long-Term	Performance -Based Restricted Stock Units (60% of the long-term equity award for Dr. Arnette)	Aligns interests of executives with long-term shareholder interests. Retains executives and motivates them to build shareholder value over the life of the grants

Awards vest and settle after three years if performance targets are met. Metrics used for all outstanding PSUs:

•  Adjusted EPS—focuses on profitability and financial achievements

•  ROIC (return on invested capital)—focuses on capital efficiency and generation of returns that exceed the cost of capital

Variable/At-Risk

Long-Term	Time-Based Restricted Stock Units (40% of the long-term equity award for Dr. Arnette)	Retains executives and motivates them to build shareholder value over the life of the grants	Awards vest ratably over four years. Ties management compensation directly to shareholder outcomes	Variable/At-Risk

*	Definitions of DSO, GP in Backlog and DVS B/U OP are provided below.

Jacobs remains committed to executive compensation practices that drive performance and that align the interests of its leadership team with the interests of its shareholders and other stakeholders. Below is a summary of best practices that Jacobs has implemented and practices that it avoids with respect to the compensation of its named executive officers.

WHAT JACOBS DOES	WHAT JACOBS DOES NOT DO

Pay-for-Performance—A significant majority of Jacobs’ executives’ target compensation is at risk, including stock-based and/or performance-based compensation tied to pre-established performance goals aligned with its short- and long-term objectives.

Compensation Recoupment Policies—In accordance with SEC and NYSE rules, Jacobs has adopted a clawback policy that requires it to recover erroneously awarded incentive-based compensation to its executive officers in the event that Jacobs is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Jacobs also has an additional clawback policy for select Jacobs executives that applies in the event of such executive’s violation of restrictive covenants or other misconduct. This policy is further described under “Clawback Policy” below.

Stock Ownership Guidelines—Jacobs’ Board of Directors has established robust stock ownership guidelines applicable to its members and executives as described under “Stock Ownership Guidelines” below.

Thorough Compensation Benchmarking—Jacobs’ Compensation Committee reviews publicly available information to evaluate how its named executive officers’ compensation compares to that of executives in comparable positions at Jacobs’ peer companies as described under “Assessing Compensation Competitiveness” below.

Independent Compensation Consultant—Jacobs’ Compensation Committee benefits from its use of an independent compensation consulting firm, which provides no other services to Jacobs.

Annual Pay-for-Performance and Risk Review—With the help of its independent compensation consultant, Jacobs’ Compensation Committee analyzes the alignment of realizable pay and performance on an annual basis to ensure that Jacobs’ incentive programs are working as intended and do not encourage excessive risk-taking.

Vesting Conditions on Dividend Equivalents—Jacobs imposes the same vesting conditions on dividend equivalents as on the underlying RSUs.

No Tax Gross-Ups—Jacobs does not have tax reimbursements or gross-ups on severance or other payments. See “Other Benefits-Perquisites” below.

No Pension Plans or Special Retirement Programs for Executive Officers—Jacobs does not have a defined benefit pension plan or supplemental retirement plan for its executive officers.

No Excessive Perquisites—Jacobs does not offer excessive executive perquisites such as personal use of airplanes at Jacobs’ expense, Jacobs-provided automobiles or auto allowances (except for expatriates) or payment of club dues.

No Speculative Trading—Jacobs executive officers are prohibited from short-selling Jacobs’ stock and buying or selling puts and calls of Jacobs’ stock. See “Insider Trading and Policy on Hedging or Pledging of Stock” below.

No Hedging—Jacobs executive officers are prohibited from engaging in hedging transactions that could eliminate or limit the risks and rewards of owning Jacobs’ stock. See “Insider Trading and Policy on Hedging or Pledging of Stock” below.

No Use of Jacobs Stock as Collateral for Margin Loans—Jacobs executive officers are prohibited from using Jacobs stock as collateral for any margin loan. See “Insider Trading and Policy on Hedging or Pledging of Stock” below.

The Compensation Decision Process

Jacobs’ Compensation Committee may, from time to time, directly retain the services of independent consultants and other experts to assist in fulfilling its responsibilities. In fiscal year 2023, Jacobs’ Compensation Committee engaged the services of Farient Advisors (the “Jacobs Independent Consultant”), a global executive compensation consulting firm, to review and provide recommendations concerning all components of Jacobs’ executive compensation programs. The Jacobs Independent Consultant performs services on behalf of Jacobs’ Compensation Committee and has no relationship with Jacobs or its executives except as it may relate to performing such services. Jacobs’ Compensation Committee has assessed the independence of the Jacobs Independent Consultant pursuant to the rules of the SEC and the NYSE and concluded that the Jacobs Independent Consultant is independent, and no conflict of interest exists with respect to the services provided by the Jacobs Independent Consultant to Jacobs’ Compensation Committee.

During fiscal year 2023, members of Jacobs’ senior executive team worked with Jacobs’ Compensation Committee to help ensure that its executive compensation programs were competitive, ethical, and aligned with Jacobs’ values. For fiscal year 2023, compensation decisions with respect to Dr. Arnette were made by Jacobs’ Compensation Committee after consultation with Jacobs’ CEO, and compensation decisions with respect to Mr. Demetriou were approved by the full Jacobs Board of Directors upon recommendation from Jacobs’ Compensation Committee. At Jacobs’ 2023 annual meeting of shareholders, approximately 96% of Jacobs’ shareholders approved its executive compensation program by voting in favor of Jacobs’ “say-on-pay” proposal.

Jacobs also takes shareholder feedback into account when making decisions about its executive compensation program. For fiscal year 2023, in response to shareholder feedback and in an effort to reduce the complexity of Jacobs’ long-term incentive plan design, a full three-year performance period was applied to all PSU grants beginning with those awarded in fiscal year 2023. This change resulted in the removal of the “lock-in” component for new PSU grants, which allowed for awards to be “locked in” and no longer forfeitable if Jacobs met certain performance targets in years one or two of the three-year performance period, and if the employee did not have a separation of service prior to the vesting date.

Following the separation and distribution and the merger, compensation decisions regarding our Named Executive Officers will be made by our Compensation Committee, subject to approval by our full Board of Directors where appropriate.

Assessing Compensation Competitiveness

Jacobs’ Compensation Committee, with the help of the Jacobs Independent Consultant, regularly updates, and uses a peer group to benchmark, Jacobs’ compensation program. For fiscal year 2023, as part of its annual review, Jacobs’ Compensation Committee determined that the Jacobs peer group should comprise (1) companies from a range of industries, including professional services, technology, defense and engineering that are competitive with Jacobs for business and executive management talent or (2) companies that provide IT consulting or technical services to government and large commercial customers. For fiscal year 2023, Jacobs’ peers were generally within one-quarter to four times the size of Jacobs in terms of revenue and market capitalization.

To assess compensation competitiveness compared to the peer group, the Jacobs Independent Consultant utilized comparative data disclosed in publicly available proxy statements, other documents filed with the SEC, and data from a comprehensive database of pay survey information.

The following chart shows Jacobs’ fiscal year 2023 industry peer group, including relevant size and performance data to illustrate Jacobs’ relative position.

	Revenue (Most Recently Available	Market Capitalization as of
	Four Quarters as of December 5, 2023) (in millions)	September 29, 2023 ($, in millions)
Accenture PLC-CL A	$64,112	193,939
General Dynamics Corporation	$41,455	66,601
Northrop Grumman Corporation	$38,685	60,334
Quanta Services Inc.	$19,515	34,212
Cognizant Tech Solutions-A	$19,434	32,932
L3Harris Technologies Inc.	$18,657	27,162
Jacobs	$15,945	17,639
Leidos Holdings Inc.	$15,155	17,188
Fluor Corporation	$15,013	15,477
DXC Technology Company	$14,039	14,327
AECOM	$13,962	12,658
Textron Inc.	$13,427	11,520
WSP Global Inc.	$10,134	7,952
Booz Allen Hamilton Holdings	$10,031	7,157
CACI International Inc.	$6,947	5,873
KBR Inc.	$6,834	5,701
SNC-Lavalin Group Inc.	$5,933	5,262
Parsons Corporation	$5,052	4,274
75th Percentile	$19,240	31,489
Median	$14,526	14,902
25th Percentile	$10,057	7,356
Jacobs Percentile*	67%	61%

*	Percentile rank calculation includes Jacobs.

Source: Bloomberg

For fiscal year 2024, as part of its annual peer group review, Jacobs’ Compensation Committee, in consultation with the Jacobs Independent Consultant, maintained the peer group used in fiscal year 2023. In connection with, or shortly following, the completion of the separation and distribution and the merger, we will engage an independent compensation consultant and establish a peer group in order to assist with reviewing and updating our executive compensation program.

Compensation Elements

During fiscal year 2023, Jacobs’ Compensation Committee utilized findings by the Jacobs Independent Consultant to determine that Jacob’s executive compensation program continued to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives, and a positive performance-based culture. Variable/at risk compensation represents the majority of the total target direct compensation of Jacobs’ NEOs.

Jacobs’ total target direct compensation refers to base salary, short-term incentive compensation (measured at target for the fiscal year) and long-term equity incentive compensation based on grant date fair values (measured at target for PSUs). In determining an executive’s overall compensation, Jacobs’ Compensation Committee considers the absolute and relative value of each compensation component and the overall mix. Jacobs’ Compensation Committee allocated the annual long-term incentive awards for Dr. Arnette with 60% of the value as PSUs and 40% of the value as RSUs in accordance with Jacobs’ philosophy to emphasize pay for performance. Given his position as Executive Chair of the Jacobs Board of Directors, Mr. Demetriou’s long-term incentive award consisted of 100% RSUs.

In determining the amount of each component of compensation, Jacobs’ Compensation Committee also considers the fact that Jacobs provides limited perquisites. This stems from Jacobs’ Compensation Committee’s belief that focusing on the three core elements of compensation (base salary and short- and long-term incentive compensation) results in a transparent and easier-to-administer pay system that is consistent with Jacobs’ culture. For example, Jacobs’ currently available retirement program in the U.S. consists solely of a tax-qualified 401(k) plan with matching contributions and a non-qualified deferred compensation plan that provides non-enhanced market returns. Perquisites are generally limited to financial planning and annual health assessments.

Base Salary

After considering proxy data from Jacobs’ peer group and other market survey information, including information provided by the Jacobs Independent Consultant, in November 2022, Jacobs’ Compensation Committee adjusted the base salary for our NEOs for fiscal year 2023.

The following table sets forth the base salary of our NEOs for fiscal year 2022 and fiscal year 2023.

Named Executive Officer	Fiscal Year 2022 Base Salary	Fiscal Year 2023 Base Salary	Percentage Increase
Stephen A. Arnette(1)	$500,000	$540,000	8.0%
Steven J. Demetriou(2)	$1,425,000	$1,250,000	(12.3)%

(1)	Salary change was effective on December 17, 2022 for Dr. Arnette.
(2)

Mr. Demetriou served as CEO of Jacobs until January 24, 2023, when he was succeeded in such role by Robert V. Pragada and became Executive Chair of the Jacobs Board of Directors. Mr. Demetriou’s salary was decreased on the date of the transition to reflect the change in his role.

Short-Term Incentives

Jacobs’ LPP is designed to reinforce Jacobs’ commitment to profitable growth and effective cash management using specific measures and targets assigned to each participant based on his or her respective role in the organization. As described below, Jacobs’ LPP provides for cash incentive payouts to eligible employees based on the level of achievement of certain Jacobs-wide and line of business-specific target goals and the results of the Jacobs’ “Corporate Scorecard.”

For fiscal year 2023, select officers and leaders of Jacobs, including Messrs. Arnette and Demetriou, were eligible to participate in Jacobs’ LPP. Dr. Arnette’s target LPP award was calculated by multiplying (1) his annual base salary as of July 1 of the applicable fiscal year by (2) his target bonus percentage. For the calculation of Mr. Demetriou’s target award, the base salary amounts and target bonus percentages were pro-rated based on the amount of time Mr. Demetriou served in the positions of CEO of Jacobs and Executive Chair of the Jacobs Board of Directors during the fiscal year. The NEO’s actual LPP award amount was calculated by multiplying (1) the NEO’s target LPP award by (2) Jacobs’ corporate performance achievement factor, which includes the results of Jacobs’ “Corporate Scorecard.”

Fiscal year 2023 LPP targets were unchanged from fiscal year 2022 for Dr. Arnette. The LPP target was changed for Mr. Demetriou in connection with his transition to Executive Chair of the Jacobs Board of Directors, commencing on January 24, 2023. Jacobs believes that the targets tie the executives’ compensation to Jacobs’ performance and reasonably reflect market practice.

Named Executive Officer	Annual Incentive Target as a % of Base Salary
	Fiscal Year 2022	Fiscal Year 2023(1)
Stephen A. Arnette	100%	100%
Steven J. Demetriou	165%	100%

(1)

Target percentages reflected in this column represent the percentages as of the end of the 2023 fiscal year. The annual target for Mr. Demetriou was adjusted in connection with the change to his role from CEO of

Jacobs to Executive Chair of the Jacobs Board of Directors and the target percentage was pro-rated based on the amount of time in each position during the fiscal year.

Fiscal Year 2023—Corporate Performance Achievement Factor Results

Each year, Jacobs establishes performance achievement factors for each participant based on his or her role at Jacobs. The NEOs’ bonus opportunities for fiscal year 2023 were tied entirely to Jacobs’ company-wide metrics and the results of Jacobs’ “Corporate Scorecard.” The fiscal year 2023 performance achievement factor results are reflected in the tables below.

Performance Metrics	2023 Actual Results (in millions)	Performance Levels			2023 Actual Performance Level Achievement(1) (% of Payout)	Relative Weighting (%)	2023 Actual Performance Achievement (% of Target)

		Minimum (25% Payout) (in millions)	Target (100% Payout) (in millions)	Maximum (200% Payout) (in millions)
Consolidated Operating Profit	$1,432.4	$1,223.9	$1,439.9	$1,655.9	97.4%	60%	58.4%
Consolidated DSO	59.1	62.8	59.8	56.8	123.4%	10%	12.3%
Consolidated GP in Backlog	6,552.3M	6,323.7	6,656.5	6,989.3	76.5%	15%	11.5%
DVS B/U OP	26.9M	22.5	26.4	30.4	112.6%	10%	11.3%
Culture Survey Inclusion Composite Score(2)	77.3	73.8	74.5	76.0	200.0%	5%	10%
Total						100%	103.5%

(1)	Actual performance level achievement is calculated by linear interpolation between approved performance levels to determine the payout percentages.
(2)	See below for more information about Jacobs’ Culture Survey Inclusion Composite Score.

Fiscal Year 2023 LPP Payout

For fiscal year 2023, Jacobs’ Compensation Committee established the minimum, target and maximum performance levels under Jacobs’ LPP for each NEO in November 2022, based on the following Jacobs-wide metrics:

•	Consolidated Operating Profit;

•	Days Sales Outstanding (“DSO”);

•	Gross Profit (“GP”) in Backlog; and

•	Jacobs’ Corporate Scorecard:

•	Jacobs’ Culture Survey Inclusion Composite Score based on the results of questions in Jacobs’ annual culture survey related to inclusion; and

•	DVS B/U OP.

The corresponding fiscal year 2023 actual results, performance levels, relative weighting and actual performance achievement percentages are shown in the table above.

Fiscal Year 2023 NEO LPP Awards

As noted in the table below, the fiscal year 2023 Total Funding Factor for Jacobs’ LPP was 103.5% of target for our NEOs. The calculation of target LPP awards and actual LPP awards for each NEO for fiscal year 2023 is shown below.

Named Executive Officer	Base Salary(1) ($)	Target(2) %	2023 Target Award(3), (4) ($)	Performance Achievement Factor (% of Target)	2023 Final LPP Award(4) ($)
Stephen A. Arnette	$540,000	100%	$540,000	103.5%	$559,003
Steven J. Demetriou	$1,305,441	122.5%	$1,598,881	103.5%	$1,655,146

(1)	For Mr. Demetriou, reflects base salary as adjusted for the above-described proration.
(2)	For Mr. Demetriou, reflects target percentage as adjusted for the above-described proration.
(3)	Target for Mr. Demetriou reflects his transition from CEO of Jacobs to Executive Chair of the Jacobs Board of Directors and is prorated based on the portion of the year in those respective roles.
(4)	The calculation of the 2023 final LPP award may result in slight differences due to rounding of the performance achievement factor.

For purposes of calculating the payouts for the 2023 LPP awards:

•

Consolidated Operating Profit means total Jacobs’ GP less SG&A expenses, including unallocated corporate costs, as adjusted for special items that are unusual, non-recurring or otherwise not indicative of Jacobs’ normal operations and which were not anticipated in setting the original targets, and exclusion of amortization of purchased intangibles. Any such adjustments must be approved by Jacobs’ Compensation Committee. For example, such adjustments may include, without limitation: (1) charges for restructurings; (2) gains or losses on the disposal of a segment of the business or in connection with discontinued operations; (3) charges for the impairment of goodwill or other long-lived assets; (4) gains/losses on the sale of assets; (5) major litigation settlements and/or other judgments; (6) the effects of changes in accounting principles, laws or regulations affecting reported results; and (7) costs and expenses relating to acquisitions, including integration, divestments and/or strategic investments.

•

Consolidated DSO (Days Sales Outstanding) means the average of Jacob’s DSO from the four quarters of the fiscal year ended September 29, 2023, of (1) accounts receivable (including billings in excess) of Jacobs at the end of each quarter divided by (2) the daily sales for each quarter.

•

GP in Backlog (Gross Profit in Backlog) means for each of Jacobs’ line of business, starting GP in Backlog for such applicable line of business as adjusted for (1) new awards, (2) scope increases of new and existing work, (3) cancellations and corrections of understatements/overstatements, (4) acquisitions and divestitures, and (5) the foreign exchange effect, less the GP burn for the fiscal year. GP in Backlog must follow Jacobs’ backlog rules for various contract types.

•	Corporate Scorecard:

•

Culture Survey Inclusion Composite Score is based on results of specific questions in Jacobs’ annual culture survey, which were pre-selected for Jacobs’ 2023 Culture Survey in November 2022. These questions reinforce Jacobs’ focus on inclusion and measure and evaluate leadership behaviors from year to year. Jacobs’ Inclusion Composite Score is calculated by comparing the results for the pre-selected questions from Jacob’s 2022 Culture Survey to the results from Jacobs’ 2023 Culture Survey. An Inclusion Composite Score reflecting 0% growth results in the minimum funding amount, 1% growth results in the target funding amount and 3% growth results in the maximum funding amount, as compared to Jacobs’ fiscal year 2022 Inclusion Composite Score of 73.8. The pre-selected questions from Jacobs’ 2023 Culture Survey included the following:

•	Advancement is based on fair and transparent criteria.

•	I am treated equitably and fairly.

•	I am comfortable being myself at work.

•

DVS B/U OP (Operating Profit attributable to Divergent Solutions’ Technology & Innovative Solutions and Platform Technologies & Software Solutions Business Units) means GP less SG&A of such business units, including unallocated corporate costs, as adjusted for special items that are unusual, non-recurring or otherwise not indicative of the business units’ normal operations and which were not anticipated in setting the original targets, and exclusion of amortization of purchased intangibles. Any such adjustments must be approved by Jacobs’ Compensation Committee. Achieving minimum performance levels results in a payout of 25% of target; achieving target performance levels results in a payout of 100% of target; and achieving maximum performance levels results in a payout of 200% of target. Actual award payments are calculated by linear interpolation for achievement of goals unless otherwise specified.

Equity-Based Compensation

Jacobs’ Compensation Committee believes that long-term equity incentives should comprise the majority of compensation for Jacobs’ senior leadership, including our NEOs. Jacobs’ Compensation Committee considers alignment with shareholder and other stakeholder interests and overall competitiveness in determining grant values. Jacobs’ Compensation Committee generally awards equity incentives to senior leadership, including our NEOs, in November of each fiscal year.

To determine the dollar value of awards to be granted to its senior executives, Jacobs’ Compensation Committee received recommendations from its CEO with respect to equity incentives for executive officers other than himself and Mr. Demetriou. These recommendations were provided alongside market ranges developed by the Jacobs Independent Consultant to provide recommendations in a market context. Determination of award levels also took into account Jacobs’ 2022 performance. Jacobs’ Compensation Committee recommended grants for Mr. Demetriou as part of his overall pay package to be approved by the Jacobs Board of Directors.

In fiscal year 2023, the annual equity-based compensation for Dr. Arnette consisted of the following awards:

Forms of 2023 Long-Term Incentive Grants	Weight	Performance Metrics and Vesting Period
PSUs	60%	Performance Metrics: - 50% to vest based upon Adjusted EPS growth over 3-year period - 50% to vest based upon ROIC over 3-year period
RSUs	40%	25% annual vesting over 4-year period

Mr. Demetriou’s fiscal year 2023 annual equity-based compensation consisted of 100% RSUs with a one-year vesting period.

In addition, in November 2022, due to ongoing economic uncertainty, and in particular the impact of global economic conditions on Jacobs’ performance in the second half of the fiscal year, and Jacobs’ efforts to manage costs, Jacobs’ Compensation Committee exercised negative discretion in the payout of the fiscal year 2022 LPP awards and determined that approximately 55% of the payout would be made in the form of cash. Rather than reduce the payout to that amount, however, Jacobs’ Compensation Committee determined that to incentivize retention, the remaining 45% would be made in the form of a one-time special grant of time-based RSUs with a three-year ratable vesting schedule under Jacobs’ Stock Incentive Plan, as amended (the “Jacobs Stock Incentive Plan”). These grants, which were made on December 1, 2022, provide for accelerated vesting in the event of Retirement, death or Disability, an involuntary termination other than for Cause (each as defined in the Jacobs Stock Incentive Plan), or as otherwise provided in Jacobs’ Executive Severance Plan.

A summary of the equity awards granted in fiscal year 2023 to each NEO is provided below:

Named Executive Officer	Grant Date	Type of Grant	Target PSUs Awarded(1)	Target PSU Value Awarded(2)	RSUs Awarded(2)	RSU Value Awarded(2)	Total Value of All Awards(2)
Stephen A. Arnette	11/16/2022	Annual Grant	5,766	$720,058	4,245	$530,116
	12/01/2022	Fiscal Year 2022 LPP Award			1,312	$163,396	$1,463,647
Steven J. Demetriou	11/16/2022	Annual Grant			20,020	$2,500,098
	12/01/2022	Fiscal Year 2022 LPP Award			7,473	$930,687	$3,430,785

(1)	Represents the target payout shares as described under “Executive Compensation—2023 Grants of Plan Based Awards” below. PSUs can payout from 0-200% of target.
(2)

Represents the grant date fair value of PSUs (assuming target level of shares) and RSUs granted (including the fiscal year 2022 LPP awards) under Jacobs’ Stock Incentive Plan computed in accordance with FASB ASC Topic 718. The grant date fair value per share for the November 16, 2022 awards was $124.88 and the grant date fair value per share for the December 1, 2022 awards was $124.54. For RSUs and PSUs containing service and performance conditions, Jacobs calculates fair value based on the closing stock price on the date of grant, adjusted for the expected level of achievement for any performance conditions. The fair value is recognized as a non-cash cost on a straight-line basis over the period the individual provides services, which is typically the vesting period of the award with the exception of awards containing an internal performance measure, such as EPS growth and ROIC, which are recognized on a straight-line basis over the vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. See “Compensation Discussion and Analysis—Compensation Elements—Equity-Based Compensation—Dividend Equivalent Rights” for more information regarding dividend equivalents. Amounts reported in this column represent the combined value of the annual grant and the fiscal year 2022 LPP grant.

Fiscal Year 2023 Equity Awards

The following sections describe the terms of equity awards granted by Jacobs to our NEOs in fiscal year 2023 as in effect on the date of grant. In connection with the separation and distribution and the merger, the terms and conditions of the awards will be modified as described further below in the section entitled “Treatment of Equity Awards in Connection with the Separation and Distribution and the Merger.”

PSU Awards

Jacobs granted fiscal year 2023 PSU awards to Dr. Arnette with vesting conditioned on achievement of the following performance metrics during a 3-year performance period (starting on the first day of fiscal year 2023 and ending on the last day of fiscal year 2025):

•	Jacobs’ level of achievement of a specified adjusted EPS goal over the 3-year performance period (the “EPS Based PSU Awards”), which determines the vesting of 50% of the PSUs; and

•	Jacobs’ level of achievement of a specified ROIC goal over the 3-year performance period (the “ROIC Based PSU Awards”), which determines the vesting of the remaining 50% of the PSUs.

The payout is determined by linear interpolation for performance achievement between the approved ranges for the 3-year performance period.

EPS Based PSU Awards:

Jacobs’ Compensation Committee believes that Adjusted EPS is a key indicator of a company’s performance for shareholders. It is the predominant metric used in performance-based equity awards of Jacobs’

peers and its use by Jacobs is intended to improve the focus on profitability, growth, and financial discipline, while aligning the interests of Jacobs’ senior executives with the long-term interests of shareholders.

For awards made in fiscal year 2023 to Dr. Arnette, the number of EPS Based PSU Awards that would vest (and the corresponding number of shares that would be issued) is based on Jacobs’ average adjusted EPS measured at the end of fiscal year 2025. For grants made in fiscal year 2022 and previous years, Jacobs’ average adjusted EPS is measured at the end of each fiscal year and amounts are locked in annually but are not distributed until after the 3-year performance period.

For purposes of calculating the payouts for the EPS Based PSU Awards:

“Adjusted EPS” for any fiscal period is computed by dividing Adjusted Net Earnings by the weighted average number of shares of Jacobs common stock outstanding during the period.

“Adjusted Net Earnings” means the net earnings attributable to Jacobs as reported in its consolidated financial statements for such period determined in accordance with Generally Accepted Accounting Principles (GAAP) (A) as may be adjusted to eliminate the effects of (1) costs associated with restructuring and integration activities; and (2) gains or losses associated with discontinued operations, as determined in accordance with GAAP, but limited to the first reporting period an operation is determined to be discontinued and all subsequent periods (i.e., there will be no retroactive application of the adjustment); (B) as adjusted for all gains or losses associated with events or transactions that Jacobs’ Compensation Committee has determined are unusual in nature, infrequently occurring and otherwise not indicative of Jacobs’ normal operations, and therefore, not indicative of its underlying performance (for these purposes, such events or transactions could include: (1) settlements of claims and litigation, (2) disposals of operations including a disposition of a significant amount of Jacobs’ assets, (3) losses on sales of investments, (4) changes in laws and/or regulations, and (5) acquisitions, dispositions and/or strategic investments); and (C) exclusion of amortization of purchased intangibles.

The “EPS Performance Multiplier” is determined by straight line interpolation between established minimum, target and maximum goals, based upon Jacobs’ Adjusted EPS as measured against the indicated fiscal periods. Jacobs’ Compensation Committee set these metrics based on Jacobs’ business plan at the time of grant.

ROIC Based PSU Awards:

Jacobs’ Compensation Committee believes that ROIC is an effective means of linking executive compensation to value creation that holds leaders accountable for the efficient use of capital.

For grants made in fiscal year 2023 to Dr. Arnette, the number of ROIC Based PSU Awards that would vest (and the corresponding number of shares that would be issued) is based on Jacobs’ average adjusted ROIC measured at the end of fiscal year 2025. For grants made in fiscal year 2022 and previous years, Jacobs’ average adjusted ROIC is measured at the end of each fiscal year and amounts are locked in annually but are not distributed until after the 3-year performance period.

For purposes of calculating the payouts for the ROIC Based PSU awards:

“Return on Invested Capital,” or ROIC, is computed by dividing Jacobs’ Adjusted Net Earnings by the average of beginning and ending invested capital during the period, and where invested capital is the sum of Jacobs’ equity plus long-term debt less cash and cash equivalents.

The “ROIC Performance Multiplier” is determined by straight line interpolation between established minimum, target and maximum goals, based upon Jacobs’ average ROIC over the relevant fiscal periods. Jacobs’ Compensation Committee set these metrics based on Jacobs’ business plan at the time of grant.

RSU Awards

Vesting of RSU Awards

The annual RSU grants awarded to Dr. Arnette on November 16, 2022 vest 25% per year on each of the first, second, third and fourth anniversaries of the grant date, subject to Dr. Arnette’s continuous employment through each such vesting date other than in the case of death, disability or a qualified termination event, in which case vesting will accelerate. The RSUs granted to Mr. Demetriou on November 16, 2022 vest on the one-year anniversary of the grant date. The RSUs awarded to Messrs. Arnette and Demetriou on December 1, 2022 as part of the fiscal year 2022 LPP award vest 33 1/3% per year on each of the first, second and third anniversaries of the grant date subject to the NEO’s continuous employment through each such vesting date other than in the case of death, disability, retirement or a qualified termination event, in which case vesting will accelerate.

Dividend Equivalent Rights

All RSU awards are entitled to accumulated dividend equivalent rights that are subject to the same vesting, payment and other terms and conditions as the underlying award to which the dividend equivalent relates. The crediting of dividend equivalents is intended to treat the equity award holders consistently with Jacobs’ shareholders and preserve the equity-based incentives intended by Jacobs when the awards were granted. The dividend equivalents pay in cash upon the vesting and settlement of the underlying RSUs and are forfeited if the underlying RSUs are forfeited.

Long-Term Incentive Plan Metrics and Performance Attainment-PSUs with Performance Periods Ending on the Last Day of Fiscal Year 2022

Messrs. Arnette and Demetriou both served as executive officers of Jacobs in fiscal year 2020 and received grants of PSUs at that time. The 2020 PSUs awards were based on a 3-year performance period. If certain thresholds of performance were not attained, then no payout was earned for the awards. The performance metrics associated with these PSUs, as well as weighting and the associated performance period, are shown below:

Performance Metric	Weighting	Performance Period
EPS	50%	Beginning on the first day of fiscal year 2020 and ending on the last day of fiscal year 2022
ROIC	50%	Beginning on the first day of fiscal year 2020 and ending on the last day of fiscal year 2022

2020 EPS Based PSU Awards

The 2020 EPS Based PSU Awards were tied to Compounded Annual Adjusted EPS Growth over a 3-year performance period:

•	The performance period began in Q1 2020 and ended Q4 2022

•	The total number of PSUs awarded accumulated over the 3-year performance period in independent segments:

•	1/3 of the 2020 EPS Based PSUs were based on Adjusted EPS Growth baseline from fiscal year 2019 to fiscal year 2020;

•	2/3 of the 2020 EPS Based PSUs were based on the Compounded Annual Adjusted EPS Growth Rate from fiscal year 2020 to fiscal year 2021; and

•	The final determination as to Jacobs shares to be distributed pursuant to the 2020 EPS Based PSUs was based on the Compounded Annual EPS Adjusted Growth Rate from fiscal year 2020 to fiscal year 2022.

The first two years of the program were considered a “lock in” period, meaning it was possible to “lock in” vesting of up to two-thirds of the total potential award based on Adjusted EPS Growth during that period. The EPS Performance Multiplier was determined by linear interpolation for growth rates between the approved ranges for each year.

The following chart summarizes Jacobs’ average Adjusted EPS Growth during the performance period and the resulting vesting under the approved performance criteria:

	Performance Period	Adj. EPS	Average Annual Adjusted EPS Growth		Approved Range		EPS Performance Multiplier	Lock-In PSUs(1)
				Min	Target	Max
Baseline Earnings	FY19	$4.72
Year 1	FY20	$5.48	16.1%	13.2%	16.5%	19.8%	91%	30%
Year 2	FY20 - FY21	$6.29	15.4%	10.6%	13.3%	16.0%	179%	89%
Year 3	FY20 - FY22	$6.93	13.7%	9.8%	12.2%	14.6%	162%	42.8%
							Total	161.8%

(1)

Percentages in this column represent (i) for Year 1, the product of the EPS Performance Multiplier for Year 1 times 1/3rd of the Target 2020 EPS Based PSU Award, (ii) for Year 2, the product of the EPS Performance Multiplier for Year 2 times 2/3rds of the Target 2020 EPS Based PSU Award, less the percentage of Lock-In PSUs for Year 1 and (iii) for Year 3, the product of the EPS Performance Multiplier for Years 1-3 times the total Target 2020 EPS Based PSU Award, less the percentage of Lock-In PSUs for Years 1 and 2.

As a result of the Adjusted EPS performance over the 3-year performance period, our NEOs received 161.8% of the shares underlying the Target 2020 EPS Based PSU Awards, as shown in the following table:

Participant Name	Vesting Date	EPS Based Awards Granted	% of Target Earned	Earned EPS PSU Shares
Stephen A. Arnette	11/13/2022	966	161.8%	1,561
Steven J. Demetriou	11/13/2022	37,010	161.8%	59,882

2020 ROIC Based PSU Awards

The 2020 ROIC Based PSU Awards were tied to average ROIC over a 3-year performance period:

•	The performance period began in Q1 2020 and ended Q4 2022

•	The total number of PSUs awarded accumulated over the 3-year performance period in independent segments:

•	1/3 of the 2020 ROIC Based PSUs were based on fiscal year 2020 ROIC.

•	2/3 of the 2020 ROIC Based PSUs were based on ROIC from fiscal year 2020 to fiscal year 2021; and

•	The final determination as to shares to be distributed pursuant to the 2020 ROIC Based PSUs was based on the ROIC from fiscal year 2020 to fiscal year 2022.

The first two years of the program were considered a “lock in” period, meaning it was possible to “lock in” vesting of up to two-thirds of the total potential award based on ROIC during that period. The ROIC Performance Multiplier was determined by linear interpolation for results between the approved ranges for each year.

The following chart summarizes Jacobs’ ROIC during the performance period and the resulting vesting under the approved performance criteria:

	Performance Period	ROIC	Average Annual ROIC	Min	Approved Range		ROIC Performance Multiplier	Lock-In PSUs(1)
					Target	Max
Baseline	FY19	10.2%
Year 1	FY20	11.1%	11.1%	9.1%	10.7%	12.3%	125%	42%
Year 2	FY20-FY21	11.4%	11.3%	9.4%	11.0%	12.6%	119%	36%
Year 3	FY20-FY22	11.1%	11.2%	9.5%	11.2%	12.9%	100%	22.7%
							Total	100.7%

(1)

Percentages in this column represent (i) for Year 1, the product of the ROIC Performance Multiplier for Year 1 times 1/3 of the Target 2020 ROIC Based PSU Award, (ii) for Year 2, the product of the ROIC Performance Multiplier for Year 2 times 2/3 of the Target 2020 ROIC Based PSU Award, less the percentage of Lock-In PSUs for Year 1 and (iii) for Year 3, the product of the ROIC Performance Multiplier for Years 1-3 times the total Target 2020 ROIC Based PSU Award, less the percentage of Lock-In PSUs for Years 1 and 2.

As a result of the ROIC performance, our NEOs received 100.7% of the shares underlying the 2020 ROIC Based PSUs, as shown in the following table:

Named Executive Officer	Vesting Date	ROIC Based Awards Granted	% Target Earned	ROIC PSU Shares Earned
Stephen A. Arnette	11/13/2022	966	100.7%	972
Steven J. Demetriou	11/13/2022	37,010	100.7%	37,268

ROIC for the 2020 ROIC Based PSUs is computed by dividing Jacobs’ Adjusted Net Earnings by the average of invested capital from the first day of fiscal year 2020 to the last day of fiscal year 2022. Invested capital is the sum of Jacobs’ equity plus long-term debt less cash and cash equivalents.

Treatment of Equity Awards in Connection with the Separation

In connection with the separation and distribution and the merger, the employee matters agreement provides that a portion of each unvested equity award with respect to shares of Jacobs common stock held by SpinCo employees, including the NEOs, will accelerate and vest and be settled in Jacobs common stock shortly prior to the record date for the distribution. The accelerated portion of each award is generally a prorated portion (based on actual performance for performance-based awards) that corresponds to the portion of the vesting period (or performance period for performance-based awards) that has elapsed prior to the record date for the distribution (or, if later, through November 2024), except that certain one-time awards will vest in full. The remaining unvested portion of each Jacobs equity award that is not accelerated prior to the distribution will convert to a corresponding SpinCo equity award (with any applicable performance metrics deemed met based on actual performance for the portion of the performance period that has elapsed prior to the record date for the distribution) and continue to vest based on service to SpinCo.

Other Benefits

Benefits Programs

Except for Jacobs’ Non-Qualified Executive Deferral Plan, which is generally available to most of its senior leadership, the Jacobs Executive Severance Plan and certain expatriate arrangements, Jacobs provides its U.S.-based executives with the same benefit plans offered generally to U.S. employees.

401(k) Plan: During fiscal year 2023, our NEOs were eligible to participate in Jacobs’ 401(k) plan. The plan provided a match by Jacobs equal to $0.75 of every dollar contributed up to the first 6% of eligible pay

(currently up to a 4.5% maximum match). Jacobs does not have any defined benefit retirement or supplemental benefit plans available for our NEOs.

Employee Stock Purchase Plans: Jacobs has qualified employee stock purchase plans in which all Jacobs employees meeting certain minimum eligibility requirements in certain countries are eligible to participate. Jacobs adopted a safe-harbor plan design in 2006 that provides for a 5% discount from the closing price of a share of common stock at the end of each purchase period. The safe-harbor plan results in no accounting cost to Jacobs.

Non-Qualified Executive Deferral Plan: Select employees, including our NEOs, meeting certain compensation minimums may elect to participate in Jacobs’ Executive Deferral Plan (“EDP”) whereby a portion of compensation (including salary, bonus and/or equity compensation) is deferred and paid to the employees at a future date, including upon retirement or death. Participant deferrals are credited with earnings and losses based upon the actual performance of the deemed investments selected by participants with equity compensation deferrals generally being credited with earnings and losses based on the actual performance of Jacobs common stock. See “Executive Compensation—Non-Qualified Deferred Compensation” below for a further description of the EDP.

Executive Severance Plan: Jacobs has adopted an Executive Severance Plan that provides severance benefits to certain key executives of Jacobs designated by Jacobs’ Compensation Committee from time to time, including our NEOs, in the event of either (1) a qualifying termination of employment by Jacobs that is unrelated to a change of control of Jacobs or (2) a qualifying termination of employment by Jacobs during the two-year period following a change of control of Jacobs.

Perquisites

Jacobs provides limited perquisites to its executives. They may have spousal travel paid for by Jacobs only for an approved business purpose, in which case a related tax gross-up is provided. Our NEOs are also provided with financial planning assistance and annual health assessment benefits.

Jacobs leases a private aircraft to allow certain executive officers, primarily its Executive Chair and its CEO, and if approved by its CEO, its CFO, to travel for business purposes safely and efficiently. Use of a private aircraft provides a confidential and highly productive environment for executive officers to conduct business while traveling. We do not allow personal usage of the private aircraft at Jacobs’ expense. Incidental travel by family members of an executive officer in connection with such executive’s business travel is permitted so long as the executive reimburses Jacobs for the reasonable cost of such travel.

Payments upon Termination or Change in Control

Executive Severance Plan: Jacobs provides an Executive Severance Plan that includes the following severance benefits to certain key executives, including the NEOs, in the event of either (1) a qualifying involuntary termination of employment that is unrelated to a change in control of Jacobs (as defined in Jacobs’ Executive Severance Plan) or (2) a qualifying termination of employment during the two-year period following a change in control of Jacobs. Payments under the plan are conditioned upon the receipt of a customary waiver and general release of claims from the executive. In addition, following termination, the executives will be subject to restrictive covenants, including non-disclosure of confidential information, non-disparagement restrictions and 12-month non-competition and non-solicitation obligations. Payments under this plan do not include any tax gross-ups.

•

Non-Change in Control Severance Benefits—For fiscal year 2023, in the event of a termination of the participant’s employment by Jacobs other than for cause (as defined in Jacobs’ Executive Severance Plan), the participant will be entitled to receive the following benefits: (1) a lump-sum cash payment equal to the sum of the participant’s (x) base salary and (y) target annual incentive award, multiplied by 1.5 for Mr. Demetriou; (2) a lump-sum cash payment equal to the participant’s annual incentive award based on actual performance, pro-rated based on the number of days the participant was employed during the fiscal year of termination; and (3) a lump-sum cash payment equal to the sum of (x) the annual premium for continued participation in Jacobs’ group health plans under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) and (y) the annual fee for continued receipt of financial advisory services, multiplied by 1.5 in the case of Mr. Demetriou. In addition, the participant’s unvested and outstanding equity awards that are scheduled to vest within the nine-month period following the date of termination will remain outstanding and continue to vest in accordance with their original vesting schedule.

•

Change in Control Severance Benefits — In the event of a termination of the participant’s employment by Jacobs other than for cause or by the participant for good reason (as defined in Jacobs’ Executive Severance Plan), in each case within the two-year period after a change in control of Jacobs, the participant will be entitled to receive the following benefits: (1) a lump-sum cash payment equal to the sum of the participant’s (x) base salary and (y) target annual incentive award, multiplied by two in the case of Mr. Demetriou; and (2) a lump-sum cash payment equal to the participant’s annual incentive award based on actual performance, prorated based on the number of days the participant was employed during the fiscal year of termination; and (3) a lump-sum cash payment equal the sum of (x) the annual COBRA premium for continued participation in Jacobs’ group health plans and (y) the annual fee for continued receipt of financial advisory services, multiplied by two in the case of Mr. Demetriou. In the event such termination occurs, unvested and outstanding equity awards are governed by Jacobs’ Stock Incentive Plan, as described below.

Stock Incentive Plan: Jacobs’ Stock Incentive Plan provides that all plan participants, including our NEOs, who retire from Jacobs will receive a pro-rata portion of their outstanding PSUs, which will remain outstanding and will be eligible to vest as provided in the applicable grant agreement, with the final determination of the payout, if any, generally determined at the end of the applicable three-year performance period. In the case of a participant whose employment is terminated due to death or Disability (as defined in Jacobs’ Stock Incentive Plan), the expiration date provided in the grant agreement will continue to apply for outstanding stock options, outstanding RSUs will vest on an accelerated basis as provided in the applicable grant agreement, and PSUs will remain outstanding and eligible to vest as provided in the applicable grant agreement, with the final determination of the payout, if any, generally determined at the end of the applicable three-year performance period. Additionally, the terms of stock options, RSUs and PSUs provide for potential double-trigger equity acceleration upon certain terminations following a change in control (as defined in Jacobs’ Stock Incentive Plan) of Jacobs as a means of focusing executive officers on shareholder interests when considering strategic alternatives. This means that if the executive officer’s employment is terminated without Cause or for Good Reason (each as defined in Jacobs’ Stock Incentive Plan) within two years following a change in control of Jacobs, then the executive officer’s awards will vest in full. In addition, if a change in control of Jacobs occurs and certain options, RSUs and PSUs are not assumed and continued by the acquiring or surviving corporation in the transaction (or a parent corporation thereof), then such awards will vest immediately, with awards that are subject to performance-based vesting criteria paid at a level based upon Jacobs’ actual performance as of the date of the change in control.

The estimated payments and benefits provided in each of the covered circumstances may be found under “Executive Compensation—Compensation Under Various Termination Scenarios” below.

Other Policies

Stock Ownership Guidelines

Jacobs has established the following stock ownership guidelines for our NEOs:

Position	Multiple of Base Salary
Executive Vice President	3x
Executive Chair	6x

Jacobs’ Compensation Committee reviews each executive officer’s shareholdings of Jacobs stock with respect to these ownership guidelines each year.

Insider Trading and Policy on Hedging or Pledging of Stock

Jacobs’ insider trading policy contains stringent restrictions on transactions in Jacobs common stock by its executive officers and directors. All trades by Jacobs’ executive officers and directors must be pre-cleared and are subject to black-out periods. The executive officers and directors are not permitted to trade in puts or calls of Jacobs common stock, engage in short sales of Jacobs common stock, hedge or pledge Jacobs common stock or use Jacobs common stock as loan collateral or as part of a margin account.

Clawback Policy

In accordance with SEC and NYSE rules, Jacobs’ Compensation Committee adopted a clawback policy, effective as of September 30, 2023 (the “Effective Date”). Pursuant to the policy, Jacobs is required to recover or “clawback” any erroneously awarded incentive-based compensation to its executive officers in the event that Jacobs is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. This policy applies to all incentive-based compensation received by an executive officer of Jacobs during the three completed fiscal years immediately preceding the date that Jacobs is required to prepare a restatement and after the Effective Date. In addition, Jacobs has an additional clawback policy for select top executives that allows Jacobs’ Compensation Committee to clawback all time-based and incentive-based compensation in the event of such executive’s violation of restrictive covenants or other misconduct, such as failure to supervise or conduct causing material financial, reputational or other harm to Jacobs or its business activities. In connection with the separation and distribution, Combined Co will implement a clawback policy that applies to our executive officers in accordance with SEC and NYSE rules.

Compensation Risk Assessment

As part of its oversight, Jacobs’ Compensation Committee considers the impact of Jacobs’ executive compensation program, and the incentives created by the compensation awards that it administers, on Jacobs’ risk profile. Jacobs’ Compensation Committee also retains the Jacobs Independent Consultant to assist Jacobs’ Compensation Committee with an annual risk assessment of Jacobs’ compensation policies and practices. In addition, Jacobs reviews all its compensation policies and practices, including incentive plan design and factors that may affect the likelihood of excessive risk taking, to determine whether they present a significant risk to Jacobs. Jacobs’ pay philosophy provides an effective balance in cash and equity award mix, short- and long-term performance periods, financial and non-financial performance, and allows for Jacobs’ Compensation Committee’s discretion to make positive and negative adjustments to payouts under Jacobs’ compensation plans. Further, policies to mitigate compensation-related risk include stock ownership guidelines vesting periods on equity awards, insider-trading prohibitions, and independent oversight by Jacobs’ Compensation Committee. Based on this review, Jacobs and the Jacobs Independent Consultant concluded that the risks arising from Jacobs’ compensation policies and practices are not reasonably likely to have a material adverse effect on Jacobs.

Summary Compensation Table

The table below summarizes the total compensation earned by our NEOs in fiscal year 2023.

Name & Principal Position(1)	Salary(2) ($)	Stock Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Stephen A. Arnette Executive Vice President, President, Critical Mission Solutions	530,769	1,413,570	559,003	28,408	2,531,751
Steven J. Demetriou(6) Executive Chair	1,307,211	3,430,785	1,655,146	40,632	6,433,775

(1)

Principal Position refers to the NEO’s title with Jacobs at the end of fiscal year 2023. As noted above, Messrs. Heller and Johnson and Ms. Bruning are not included in these or other tables below because they were not employed by, and did not receive any compensation from, Jacobs in fiscal year 2023.

(2)	Consists of base salary earned during the fiscal year including any time off with pay.
(3)

Represents the grant date fair value of stock awards granted under Jacobs’ Stock Incentive Plan in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation (FASB ASC Topic 718). For RSUs and PSUs containing service and performance conditions, Jacobs calculates fair value based on the closing stock price on the date of grant, adjusted for the expected level of achievement for any performance conditions. The fair value is recognized as a non-cash cost on a straight-line basis over the period the individual provides services, which is typically the vesting period of the award with the exception of awards containing an internal performance measure, such as EPS growth and ROIC, which is recognized on a straight-line basis over the vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. This column reflects the combined value of RSUs and PSUs granted in November and December 2022 (with PSUs reflecting target performance). For Dr. Arnette, at the highest level of performance, the value of his fiscal year 2023 PSUs on the grant date would be $1,440,116.

(4)

Represents the annual incentive awards earned in respect of fiscal year 2023 pursuant to Jacobs’ LPP, as determined by Jacobs’ Compensation Committee. See “Compensation Discussion and Analysis—Compensation Elements—Short-Term Incentives” for a description of how non-equity incentive plan compensation is determined for our NEOs. There were no earnings on non-equity incentive plan compensation earned or paid to the NEOs in or for fiscal year 2023.

(5)

For fiscal year 2023: Dr. Arnette received $10,675 associated with Jacobs’ 401(k) match, $706 for basic life insurance premiums paid for by Jacobs and $17,027 for financial planning assistance; and Mr. Demetriou received $14,850 associated with Jacobs’ 401(k) match, $65 for basic life insurance premiums paid for by Jacobs, $19,455 for financial planning assistance and associated expenses, $5,096 for an annual health assessment and a gift valued at $854 and $312 in taxes associated with the gift.

(6)	Mr. Demetriou stopped serving as CEO of Jacobs effective as of January 24, 2023 and is currently serving as Executive Chair of the Jacobs Board of Directors.

Narrative Disclosure to Summary Compensation Table

Payment of Dividends and Dividend Equivalent Rights

Jacobs currently pays a quarterly cash dividend. With respect to RSUs, when Jacobs pays a cash dividend on its outstanding common stock, each holder of RSUs is credited with a dollar amount equal to (1) the per-share cash dividend, multiplied by (2) the total number of RSUs held by such individual on the record date for that dividend. These are referred to as dividend equivalents. Dividend equivalents vest on the same schedule as the RSU to which they relate and will be paid to the award holder in cash when the share of common stock (or, in the case of a cash-settled RSU, the cash) underlying the RSU is delivered to the award holder.

2023 Grants of Plan-Based Awards

The table below summarizes all grants of plan-based awards to the NEOs in fiscal year 2023:

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1) ($)			Estimated Future Payouts under Equity Incentive Plan Awards(2)					All Other Stock Awards: Number of Shares of Stock or Units(3)	Grant Date Fair Value of Stock Awards(6)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum
Stephen A. Arnette	11/16/2022									4,245	530,116
	11/16/2022				721	2,883	(4)	5,766	(4)		360,029
	11/16/2022				721	2,883	(5)	5,766	(5)		360,029
	12/01/2022									1,312	163,396
		135,000	540,000	1,080,000
Stephen J. Demetriou	11/16/2022									20,020	2,500,098
	12/01/2022									7,473	930,687
		399,720	1,598,881	3,197,762

(1)

Amounts represent the 2023 projected award under the Leadership Performance Plan (LPP) based on Jacobs’ internal plan at the start of fiscal year 2023. See “Compensation Discussion and Analysis—Compensation Elements—Short-Term Incentives” above for a description of Jacobs’ LPP and the way bonuses are computed. The amounts reported in the “Threshold,” “Target” and “Maximum” columns reflect estimated future payouts under Jacobs’ LPP.

(2)	Amounts represent the threshold, target and maximum payout shares of awards of EPS Based PSUs and ROIC Based PSUs granted under Jacobs’ Stock Incentive Plan in fiscal year 2023.
(3)	Represents the RSUs granted under Jacobs’ Stock Incentive Plan.
(4)

Represents the threshold, target and maximum payout shares of the grants of the EPS Based PSUs that Dr. Arnette could earn under Jacobs’ Stock Incentive Plan. The number of shares ultimately issued, which could be greater or less than target, will be based on achieving specific performance conditions. Please refer to “Compensation Discussion and Analysis—Compensation Elements—Equity Based Compensation—Fiscal Year 2023 Equity Awards—EPS Based Awards” for a discussion of how the number of shares ultimately issued will be determined.

(5)

Represents the threshold, target and maximum payout shares of the grants of the ROIC Based PSUs that Dr. Arnette could earn under Jacobs’ Stock Incentive Plan. The number of shares ultimately issued, which could be greater or less than target, will be based on achieving specific performance conditions. Please refer to “Compensation Discussion and Analysis—Compensation Elements—Equity Based Compensation—Fiscal Year 2023 Equity Awards—ROIC Based Awards” for a discussion of how the number of shares ultimately issued will be determined.

(6)

Represents the grant date fair value of RSUs and PSUs granted (assuming target level of shares) under Jacobs’ Stock Incentive Plan computed in accordance with FASB ASC Topic 718. The grant date fair value for those awards granted on November 16, 2022 was $124.88 per share, and the grant date value for the awards granted on December 1, 2022 was $124.54 per share. For RSUs and PSUs containing service and performance conditions, Jacobs calculates fair value based on the closing stock price on the date of grant, adjusted for the expected level of achievement for any performance conditions. The fair value is recognized as a non-cash cost on a straight-line basis over the period the individual provides services, which is typically the vesting period of the award with the exception of awards containing an internal performance measure, such as EPS growth and ROIC, which is recognized on a straight-line basis over the vesting period subject to the probability of meeting the performance requirements and adjusted for the number of shares expected to be earned. See “Compensation Discussion and Analysis—Compensation Elements—Equity-Based Compensation—Dividend Equivalent Rights” above for more information regarding dividend equivalents.

Outstanding Equity Awards of the NEOs at 2023 Fiscal Year-End

	Outstanding Equity Awards at Fiscal Year-End for 2023
		Stock Awards
Name/Grant Date		Number of Shares or Units of Stock That Have Not Vested(1) (#)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested(4) ($)
Stephen A. Arnette	11/13/2019	322	43,953
	11/18/2020	618	84,357	927	253,071
	11/18/2020	927	126,536
	03/04/2021	443	60,470
	11/17/2021	671	91,592	671	91,592
	11/17/2021	671	91,592
	03/02/2022	1,601	218,537	1,601	218,537
	03/02/2022	1,601	218,537
	11/16/2022	4,245	579,443	2,883	393,530
	11/16/2022	2,883	787,059
	12/01/2022	1,312	179,088
Steven J. Demetriou	11/13/2019	12,337	1,684,001
	11/18/2020	21,855	2,983,208	32,783	8,949,759
	11/18/2020	32,783	4,474,880
	11/17/2021	24,758	3,379,467	24,758	3,379,467
	11/17/2021	24,758	3,379,467
	11/16/2022	20,020	2,732,730
	12/01/2022	7,473	1,020,065

(1)

Represents the number of unvested shares of RSUs granted under Jacobs’ Stock Incentive Plan. The RSUs awarded on December 1, 2022 recognize earnings as part of the fiscal year 2022 LPP award and vest ratably over 3 years beginning with the first anniversary of the grant date. The RSUs granted on November 16, 2022 to Dr. Arnette vest ratably over four years beginning on the first anniversary of the grant date, and the RSUs granted to Mr. Demetriou on November 16, 2022 vest on the one-year anniversary of the grant date. RSU grants include dividend equivalent rights that accumulate and vest on the same schedule as the RSU to which they relate and will be paid to the award holder in cash at the same time the share of common stock underlying the RSU is delivered to the award holder.

(2)	The market value of outstanding awards of RSUs is computed using the closing price of Jacobs common stock as quoted by the NYSE Composite Price History on September 29, 2023, which was $136.50.
(3)

Represents the number of unvested target shares of PSUs (EPS Based PSUs and ROIC Based PSUs) granted under Jacobs’ Stock Incentive Plan. The awards of PSUs vest based on actual performance over a three-year performance period.

(4)

The market value of outstanding PSUs (EPS Based PSUs and ROIC Based PSUs) was computed by using $136.50, the closing price of a share of Jacobs common stock as quoted by the NYSE Composite Price History on September 29, 2023.

Option Exercises and Stock Vested in Fiscal Year 2023

The following table provides information on stock options that were exercised and on RSUs and PSUs that vested in fiscal year 2023 for our NEOs:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Stephen A. Arnette			4,389	544,780
Steven J. Demetriou	102,259	8,304,454	141,641	17,628,583

(1)	Value is based on the closing price of a share of Jacobs common stock as quoted on the NYSE Composite Price History on the vesting date.

Non-Qualified Deferred Compensation

As described above, Jacobs employees meeting certain compensation minimums may elect to participate in Jacobs’ executive deferral plans (“EDPs”), whereby a portion of compensation (including salary, bonus and/or equity compensation) is deferred and paid to the employee at some future date. The EDPs are non-qualified deferred compensation programs that provide benefits payable to Jacobs’ directors, officers, and certain key employees or their designated beneficiaries at specified future dates, and upon retirement or death. Participant contributions are credited with earnings and losses based upon the actual performance of the deemed investments selected by participants.

For the EDPs in which our NEOs participate (the “Variable Plans”), accounts are credited (or debited) based on the actual earnings (or losses) of the deemed investments selected by the individual participants. Participation in the EDPs is voluntary. All EDPs operate under a single trust. Although there are certain change-in-control features within the EDPs with respect to Jacobs, no benefit enhancements occur upon a change in control of Jacobs. The investment options are notional and used for measurement purposes only. Our NEOs do not own any units in the actual funds. In general, the investment options consist of several mutual and index funds comprising stocks, bonds, and money market accounts.

The following table shows the EDP account activity during fiscal year 2023 for our NEOs.

Non-Qualified Deferred Compensation for 2023

Name	Deferred Compensation Plan	Executive Contribution During Last Fiscal Year ($)	Aggregate Earnings During Last Fiscal Year(1) ($)	Aggregate Withdrawals/ Distributions During Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End(2) ($)
Stephen A. Arnette	Variable Plans		70,955	0	682,667
Steven J. Demetriou	Variable Plans		46,413	0	433,637

(1)	Earnings are included in the Summary Compensation Table to the extent they exceed 120% of the IRS-prescribed applicable federal rate.
(2)

Balances at the end of the fiscal year consist of (a) salary, bonus and equity compensation deferrals, and associated accumulated dividends, made by the executive over time, beginning when the executive first joined the plan, plus (b) all earnings and losses credited on all deferrals, less (c) all pre-retirement distributions, if any, taken by the executive since the executive first joined the plan.

Compensation Under Various Termination Scenarios

The following table quantifies the estimated severance and benefits payable to our NEOs as a result of the following terminations of employment on September 29, 2023: (a) qualifying termination in connection with a change in control of Jacobs; (b) termination due to death or disability; (c) retirement approved by Jacobs’ Compensation Committee; and (d) involuntary termination by Jacobs without cause (in the absence of a change in control of Jacobs).

	Change in Control(4) ($)	Death or Disability(5) ($)	Retirement(6) ($)	Involuntary Termination(7) ($)
Stephen A. Arnette
Non-Equity Incentive Compensation(1)	—	540,000	—	—
Unvested RSUs(2)	1,257,438	1,257,438	—	424,242
Unvested PSUs(3)	1,450,973	725,862	—	289,387
Cash Severance Benefits	1,679,960	2,700,000	—	1,679,960
Total	4,388,371	5,223,300	—	2,393,589
Steven J. Demetriou
Non-Equity Incentive Compensation(1)	—	1,598,881	1,655,146	—
Unvested RSUs(2)	11,799,470	11,799,470	—	7,374,822
Unvested PSUs(3)	14,336,722	12,304,704	12,304,704	9,757,830
Cash Severance Benefits	7,422,042	1,301,000	—	5,980,318
Total	33,558,234	27,004,054	13,959,849	23,112,970

(1)	The amount of annual incentive compensation that would be paid to the NEOs assuming a termination of employment as of September 29, 2023.
(2)

Under Jacobs’ Stock Incentive Plan, the amount that would be earned related to unvested RSUs as of September 29, 2023. Value is computed by using the $136.50 closing price of a share of Jacobs common stock as quoted by the NYSE Composite Price History on September 29, 2023.

(3)

Under Jacobs’ Stock Incentive Plan, the amount that would be earned related to unvested PSUs as of September 29, 2023. Upon a qualifying termination of employment during the two-year period following a Change in Control of Jacobs, outstanding PSUs would vest and be earned based on actual performance at the time of the qualifying termination of employment. Upon death or disability, PSUs would remain outstanding and became earned based on actual performance at the end of the performance period. Upon an involuntary termination of employment without cause, in the absence of a Change in Control of Jacobs, PSUs that are scheduled to vest within the nine-month period following the date of termination will remain outstanding and become earned based upon actual performance, as provided for in Jacobs’ Executive Severance Plan. The amounts reported in the table reflect actual performance achievement results for the most recently completed three-year performance period, and forecasted performance achievement results for all other outstanding PSUs. The resulting number of PSUs is then multiplied by the $136.50 closing price of a share of Jacobs common stock as quoted by the NYSE Composite Price History on September 29, 2023.

(4)

In the event of a qualifying involuntary termination during the 2-year period following a Change in Control of Jacobs (as defined in Jacobs’ Executive Severance Plan), the NEOs would receive the following benefits under Jacobs’ Executive Severance Plan: (i) a lump-sum cash payment equal to the sum of the participant’s (x) base salary and (y) target annual incentive award, multiplied by two in the case of Mr. Demetriou and multiplied by 1.0 in the case of Dr. Arnette; (ii) a lump-sum cash payment equal to the participant’s annual incentive award based on actual performance, pro-rated based on the number of days the participant was employed during the fiscal year of termination; and (iii) a lump-sum cash payment equal to the sum of (x) the annual COBRA premium for continued participation in Jacobs’ group health plans and (y) the annual fee for continued receipt of financial advisory services, multiplied by two in the case of Mr. Demetriou and multiplied by 1.0 in the case of Dr. Arnette. In addition, the participant’s unvested and outstanding equity awards would vest in full, with PSUs vesting based on actual performance as of the date of such qualifying termination of employment.

(5)

In the event of a termination of employment due to death or disability, the NEOs would receive the following benefits: (i) an amount equal to the NEO’s target annual incentive award, prorated for the number of days worked during the fiscal year; and (ii) accelerated vesting of all outstanding options and RSUs, and outstanding PSUs will remain outstanding and become earned based on actual performance at the end of the applicable performance period, prorated for the number of days worked during the vesting period. Additionally, in the event of an NEO’s death, the NEO will receive a life insurance amount, as elected by the NEO.
(6)

Upon retirement, Mr. Demetriou would be eligible to receive his fiscal year 2023 LPP payment based on actual performance. In addition, Mr. Demetriou’s outstanding PSUs would remain outstanding and become earned based on actual performance at the end of the applicable performance period, prorated for the number of days worked during the vesting period. Dr. Arnette did not qualify for “Retirement” benefits during fiscal year 2023.

(7)

In the event of a qualifying involuntary termination of employment unrelated to a change in control of Jacobs, the NEOs would receive the following benefits under Jacobs’ Executive Severance Plan: (i) a lump-sum cash payment equal to the sum of the participant’s (x) base salary and (y) target annual incentive award, multiplied by 1.5 in the case of Mr. Demetriou and 1.0 in the case of Dr. Arnette; (ii) a lump-sum cash payment equal to the participant’s annual incentive award based on actual performance, pro-rated based on the number of days the participant was employed during the fiscal year of termination; and (iii) a lump-sum cash payment equal to the sum of (x) the annual COBRA premium for continued participation in Jacobs’ group health plans and (y) the annual fee for continued receipt of financial advisory services, multiplied by 1.5 in the case of Mr. Demetriou and 1.0 in the case of Dr. Arnette. In addition, the participant’s unvested and outstanding equity awards that are scheduled to vest within the nine-month period following the date of termination would continue to vest in accordance with their original vesting schedule.

Compensation Programs Following the Separation and Distribution and the Merger

As described above, in connection with the completion of the separation and the distribution, we will establish the Compensation Committee, which will review the compensation programs we expect to inherit from Jacobs and Amentum and determine and establish our go-forward compensation program. By offering compensation to our key employees that is directly linked to the performance of our business following the separation and the distribution and the merger, we expect to enhance our ability to attract, retain and motivate qualified personnel and serve the interests of our shareholders. A discussion of the compensation of all of the NEOs, including Messrs. Heller and Johnson and Ms. Bruning, has not been included as compensation arrangements have not yet been entered into, but once finalized, will be provided and filed in accordance with applicable SEC rules.

Amentum Holdings, Inc. 2024 Stock Incentive Plan

In connection with the transactions, we expect to implement a stock incentive plan, which we refer to as the Amentum Incentive Plan. The Amentum Incentive Plan is expected to become effective as of the closing. The following summary describes the expected material terms of the Amentum Incentive Plan and is qualified in its entirety by reference to the Amentum Incentive Plan, a form of which is included as Exhibit 10.8 to the registration statement of which this information statement forms a part.

Administration

The Amentum Incentive Plan will be administered by our Compensation Committee or the Board of Directors (as applicable, the “Administrator”). Subject to the provisions of the Amentum Incentive Plan, the Administrator will be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Amentum Incentive Plan. To the extent not prohibited by law, the Administrator will be able to delegate its authority to one or more of its members or other persons, except that no such delegation will be permitted with respect to awards granted to Recipients (as defined below) who are subject to Section 16 of the Exchange Act.

Subject to the provisions of the Amentum Incentive Plan, the Administrator will have the authority, among others, to select eligible persons to receive awards, determine the terms and conditions of awards, approve award agreements and the rules and regulations for the administration of the Amentum Incentive Plan, construe and interpret the Amentum Incentive Plan and award agreements, and make all other determinations as the Administrator may deem necessary or desirable for the administration of the Amentum Incentive Plan.

The Amentum Incentive Plan will provide that, as a general matter, we will indemnify the Administrator and those individuals acting upon the authorization of the Administrator from any liabilities they may incur in connection with the performance of their duties, responsibilities and obligations under the Amentum Incentive Plan, other than where the liabilities resulted from bad faith, willful misconduct or criminal acts.

Eligible Participants

Our employees and non-employee directors and consultants (and those of our subsidiaries and affiliates) will be eligible to participate in the Amentum Incentive Plan. An eligible employee or non-employee director or consultant will become a recipient (“Recipient”) if he or she receives an award under the Amentum Incentive Plan.

Aggregate Number of Shares

The maximum aggregate number of shares of our common stock that may be issued under the Amentum Incentive Plan will be 7% of our fully diluted share count as of immediately following the merger.

Shares subject to awards that are withheld to satisfy taxes, forfeited, expire or are settled for cash will be available for issuance in connection with future grants of awards under the Amentum Incentive Plan. However, (1) shares subject to stock-settled stock appreciation rights awards (“SARs”), other than shares that are withheld by the Company to satisfy withholding tax liabilities; (2) shares used to pay the purchase price of an option; and (3) shares repurchased on the open market with cash proceeds from the exercise of an option will not be added back to the shares available for issuance under the Amentum Incentive Plan. Any shares delivered under the Amentum Incentive Plan upon the exercise or satisfaction of a substitute award granted in connection with any acquisition, merger, consolidation or otherwise (“Substitute Award”), including Jacobs RSUs that are converted into SpinCo RSUs in accordance with the Employee Matters Agreement (“Specified Converted Awards”), will not reduce the shares available for issuance under the Amentum Incentive Plan.

Certain Award Limitations

Minimum Vesting Requirement

All awards granted under the Amentum Incentive Plan (other than awards representing a maximum of 5% of the shares reserved for issuance under the Amentum Incentive Plan) will be granted subject to a minimum vesting schedule of at least 12 months following the date of grant of the award. Notwithstanding the foregoing, the Administrator may accelerate vesting in the event of a Recipient’s death, disability, retirement, qualifying termination of services of a change in control of the company.

Director Compensation Limit

No non-employee director will, in his or her capacity as a non-employee director, be paid or granted, in any single fiscal year, cash compensation and equity-based awards (including any awards issued under the Amentum Incentive Plan) with an aggregate grant date value greater than $750,000. The Administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in extraordinary circumstances, such as where a non-employee director serves as the non-executive chair of the Board of Directors or lead independent director or as a member of a special litigation or transactions committee of the Board of Directors, as the Administrator may determine in its sole discretion; provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Incentive Stock Option Limit

The maximum aggregate number of shares that may be issued pursuant to grant of incentive stock options (“ISOs”) will not exceed 17,500,000.

Adjustments Upon Changes in Capitalization

In the event of any merger, reorganization, consolidation, combination of shares or spin-offs, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split or other change in corporate structure affecting the shares or the value thereof or otherwise (a “Change in Capitalization”), the Administrator may make any adjustment and other substitutions as it may deem equitable and appropriate (including adjustments in the number, class and kind of securities that may be delivered under the Amentum Incentive Plan, the number of shares subject to any outstanding award and any option or SAR exercise price).

In addition, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding award in exchange for payment in cash or other property having an aggregate fair market value equal to the fair market value of shares of our common stock, cash or other property covered by such award, reduced by the aggregate exercise price thereof, if any, or, in the case of an outstanding option or SAR, establishing a date upon which such award will expire unless exercised thereto; provided that if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, the Administrator may cancel such award without the payment of any consideration to the Recipient.

Adjustments Upon Change of Control

In the event that a “Change in Control” (as defined in the Amentum Incentive Plan) occurs and an award is assumed or substituted, then such award will be continued in accordance with its applicable terms and vesting will not be accelerated unless the applicable Recipient experiences an involuntary termination due to death or “disability” or without “cause” or a voluntary termination for “good reason” (each as defined in the Amentum Incentive Plan) within two years following the Change of Control. In the case of such termination, the vesting of each award held by the terminated Recipient will fully accelerate as of the date of such termination, with any applicable performance goals deemed achieved at actual levels of achievement (based on actual performance as of the qualifying termination or the Change in Control, whichever is higher) and, if such award constitutes “deferred compensation” within the meaning of Section 409A of the Code, it will be settled on the earliest permissible payment event date following such termination. If an award is not assumed or substituted for, generally it will vest and all restrictions will lapse as of immediately prior to the Change in Control, and if the award is a performance award then all performance criteria will be deemed achieved at the greater of (1) target levels of achievement and (2) actual levels of achievement determined by the Administrator in its sole discretion as of the date of the Change in Control.

Awards

Stock Options

The Administrator will establish the exercise price per share under each option, which unless such option was granted as a Substitute Award, will not be less than the fair market value of a share on the date the option is granted. The Administrator will establish the term of each option, which in no case may generally not exceed a period of 10 years from the date of grant. Options may either be ISOs or nonqualified stock options, and in the case of ISOs granted to certain individuals where it is relevant to comply with tax law, the exercise price must be at least 110% of the fair market value of a share on the date of grant and the term of the option may not exceed five years.

SAR Awards

A SAR provides the right to the monetary equivalent of the increase in value of a specified number of shares of our common stock over a specified period of time after the SAR is granted. SARs will be granted subject to the same terms and conditions applicable to options as set forth in the preceding section and in the Amentum Incentive Plan.

Restricted Shares and RSUs

An award of restricted shares is an award or issuance of shares, the grant, issuance, retention, vesting and transferability of which is subject during specified periods of time to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. RSUs are awards denominated in shares under which the issuance of shares, cash or a combination thereof is subject to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Participants holding restricted shares granted under the Amentum Incentive Plan will be able to exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying RSUs unless and until such shares are reflected as issued and outstanding shares on our stock ledger.

Dividends and Dividend Equivalent Rights

Any right to receive dividends or distributions with respect to restricted shares, RSUs or other stock-based awards will be treated as described in the applicable award agreement and the Administrator will determine whether any such dividends or distributions will be (1) automatically reinvested in additional awards of the same type that are subject to the same vesting conditions and restrictions on transferability as the awards with respect to which they were distributed or (2) accrued and paid in cash at the same time (and to the extent) that the awards with respect to which they were distributed are vested and/or settled, as applicable. As a general matter, any dividends or dividend equivalents received with respect to an award will be subject to the same vesting conditions as the underlying award.

Other Stock-Based Awards

In addition to the awards described above, other forms of equity-based awards based on shares, including fully vested shares, will be eligible to be granted to Recipients, either alone or in addition to other awards under the Amentum Incentive Plan.

Cash Awards

Awards that are payable solely in cash will be eligible to be granted to Recipients under the Amentum Incentive Plan. Cash awards may be granted with value and payment contingent upon the attainment of performance or the satisfaction of other terms and conditions, as determined by the Administrator.

Termination and Amendments

The Administrator may, from time to time, amend, alter or terminate the Amentum Incentive Plan, subject to any requirement for shareholder approval imposed by applicable law or the rules of any securities exchange on which our shares of common stock are listed; provided that no such amendment, alteration or termination of the Amentum Incentive Plan may be made which would: (1) without the approval of our shareholders, increase the maximum number of shares of our common stock that may be issued under the Amentum Incentive Plan (except to the extent such amendment is made pursuant to a Change in Capitalization); (2) without the approval of our shareholders, materially expand the class of persons eligible to participate in the Amentum Incentive Plan; (3) amend the Amentum Incentive Plan to eliminate the requirements relating to shareholder approval; or (4) take any other action that requires shareholder approval under applicable law. No termination or amendment to the Amentum Incentive Plan may be made which would impair the rights of a Recipient in any material respect under any award granted prior to the date of such termination or amendment. Unless terminated earlier by the Administrator, the Amentum Incentive Plan will terminate on the tenth anniversary of the date it became effective.

Specified Converted Awards

Each Specified Converted Award is subject to the terms and conditions of the prior plan and award agreement to which such award was subject immediately prior to the distribution, subject to the adjustment of such award in accordance with the terms of the employee matters agreement, provided that following the date of the distribution, each such award shall relate solely to shares of our common stock and be administered by the Administrator in accordance with the administrative procedures in effect under the Amentum Incentive Plan.

Clawback

Awards issued pursuant to the Amentum Incentive Plan will be subject to potential forfeiture or recovery to the fullest extent called for by law, any applicable listing standard or any current or future clawback policy that we may adopt from time to time, including pursuant to Rule 10D-1 of the Exchange Act and the listing standards implementing such rule.

Amentum Holdings, Inc. Employee Stock Purchase Plan

In connection with the transactions, we expect to adopt the Amentum Employee Stock Purchase Plan, which we refer to as the ESPP. The ESPP is expected to become effective as of the closing, although no offerings or purchase periods will commence under the ESPP until so authorized by our Board of Directors or our Compensation Committee. The following summary describes the expected material terms of the ESPP and is qualified in its entirety by reference to the ESPP, a form of which is included as Exhibit 10.7 to the registration statement of which this information statement forms a part.

The ESPP will be intended to qualify as an employee stock purchase plan under Section 423 of the Code (the “423 Component”) and will also authorize the grant of purchase rights under a component that is not intended to meet the requirements of Section 423 of the Code.

Generally, employees, including executive officers, employed by us or by any of our designated affiliates will be eligible to participate in the ESPP. However, the Administrator, in its discretion, will be permitted to exclude certain employees from participating to the extent permitted under Section 423 of the Code.

The maximum number of shares of our common stock reserved for issuance under the ESPP will be equal to 1% of our fully diluted share count as of immediately following the merger.

Our Board of Directors or our Compensation Committee will administer the ESPP (as applicable, the “Administrator”). The Administrator will have full and exclusive discretionary authority to, among other things, construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States.

The ESPP will be implemented through a series of discrete offerings with durations designated by the Administrator (not to exceed 27 months), which may be concurrent or overlapping and consist of one or more purchase periods. The ESPP provides participants the opportunity to purchase shares (an “ESPP option”) of our common stock upon completion of an offering through contributions (in the form of payroll deductions or otherwise to the extent permitted by the Administrator) of a whole percentage of their eligible compensation at a price per share determined under the terms of the applicable offering, which may be at a discount from the trading price of our common stock on the start date of the offering period or the date of purchase. The maximum discount permissible under the ESPP for offerings under the Section 423 Component is the lesser of 85% of the fair market value of a share of our common stock on the start date of an offering and the date of purchase, whichever is lower.

A participant in the Section 423 Component will be permitted to purchase no more than $25,000 worth of shares of our common stock under the ESPP for each calendar year in which a purchase right is outstanding and will have the same rights and privileges as other participants to the extent required under Section 423 of the Code. During each purchase period, a participant will not be permitted to purchase more shares of our common stock than the limit determined by the Administrator prior to the commencement of the applicable offering.

Participants will be permitted to end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation will end automatically upon termination of employment with us.

ESPP options will not be permitted to be transferred, unless permitted by the Administrator, in which case, rights cannot be transferred by any manner other than by will, by the laws of descent and distribution or by beneficiary designation, or as otherwise provided under the ESPP options.

In the event of an extraordinary dividend or other extraordinary distribution (whether in the form of cash, shares or other securities or property), recapitalization, rights offering, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our common stock or our other securities or other change in our corporate structure affecting our common stock, the Administrator will equitably adjust the maximum number of shares and/or class of shares reserved under the ESPP, the number of shares and purchase price of each option under the ESPP that has not yet been exercised, and the other numerical share limits specified by the ESPP.

The ESPP will provide that in the event of our proposed dissolution or liquidation, “change of control” (as defined in the ESPP) or other similar transaction, the current purchase period will be shortened by setting a new purchase date.

The ESPP has a term of 10 years, unless it is terminated earlier by our Board of Directors. The Administrator has the authority to amend, suspend or terminate the ESPP at any time, subject to stockholder approval as required under Section 423 of the Code.

Amentum Executive Deferral Plan

In accordance with the terms of the employee matters agreement, we plan to adopt a non-qualified deferred compensation plan no later than the date of the distribution with substantially the same terms as Jacobs’ Executive Deferral Plan (the “Amentum Executive Deferral Plan”). The Amentum Executive Deferral Plan will assume the liabilities, excluding any liabilities related to deferred equity awards, under Jacobs’ Executive Deferral Plan for the benefits received by current and former SpinCo employees. A form of the Amentum Executive Deferral Plan is included as Exhibit 10.9 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the separation and distribution, each of Combined Co and Jacobs will operate separately as an independent public company. Immediately after the distribution is effective, Jacobs will retain up to 19.9% of the outstanding shares of SpinCo common stock. Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as described in the section entitled “Questions and Answers About the Transactions—What will SpinCo’s relationship be with Jacobs following the distribution?”

If the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend to deliver the additional merger consideration (if any) through the escrow holding described above. Jacobs currently intends to dispose of all the shares of SpinCo common stock that it retains after the separation and distribution and the merger, which dispositions may include one or more exchanges for Jacobs debt or distributions to Jacobs’ shareholders.

Agreements with Jacobs

We, Jacobs, Amentum and Amentum Equityholder, in each case as applicable, have entered into, or before the consummation of the transactions will enter into, a merger agreement, separation and distribution agreement, employee matters agreement and other agreements that will outline the terms and conditions of the transactions and provide a framework for our relationship with Jacobs after the transactions.

The summaries of each of the agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, copies or forms of which have been filed as exhibits to the registration statement of which this information statement is a part and which are incorporated by reference into this information statement.

These summaries have been included in this information statement to provide information regarding the terms of these agreements. They are not intended to provide any other factual information about Jacobs, SpinCo, Amentum, Amentum Equityholder, their respective affiliates, the SpinCo Business or the Amentum Business. Certain of these agreements contain representations and warranties of Amentum and Amentum Equityholder that are solely for the benefit of Jacobs and SpinCo, as applicable, and representations and warranties of Jacobs and SpinCo that are solely for the benefit of Amentum and Amentum Equityholder, as applicable. The assertions embodied in those representations and warranties are or may be qualified by information in confidential disclosure schedules that the parties have exchanged or will exchange in connection with execution of the applicable agreements. Moreover, any representations and warranties in these agreements were made or will be made solely for the benefit of the other parties to the applicable agreement and were or will be used for the purpose of allocating risk among the respective parties. Therefore, you should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to Jacobs’ shareholders and were or will be made only as of dates that have been or will be specified in these agreements and that are or will be subject to more recent developments. Accordingly, information concerning the subject matter of these representations and warranties may have changed or may change since any date that has been or will be specified in these agreements, and you should read the representations and warranties in these agreements not in isolation but only in conjunction with the other information about Jacobs, Amentum and their respective subsidiaries that is included in this information statement and other reports and statements that have been or will be filed by Jacobs or SpinCo with the SEC.

Merger Agreement

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by the merger agreement and the amendment to the merger agreement, dated August 26, 2024 (the “Merger Amendment”), which are included as Exhibits 2.1 and 2.2, respectively, to the registration statement of which this information statement forms a part and is incorporated by reference herein. You are urged to read the merger agreement in its entirety. This summary of the merger agreement has been included to provide Jacobs’ shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the merger agreement and not by this summary or any other information included in this information statement. This summary is not intended to provide any other factual information about Jacobs, SpinCo, Amentum or Amentum Equityholder. Information about Jacobs, SpinCo, Amentum and Amentum Equityholder can be found elsewhere in this information statement and in the documents incorporated by reference into the registration statement of which this information statement forms a part.

Pre-Closing Contribution; the Merger

Following the separation and prior to the effective time of the merger, and upon the terms and subject to the conditions of the merger agreement, Amentum Equityholder will contribute to Amentum the Amentum Equityholder contribution amount of $235.0 million in cash. Immediately following Amentum Equityholder’s contribution to Amentum, Amentum will, at the effective time of the merger and upon the terms and subject to the conditions of the merger agreement, merge with and into SpinCo in accordance with the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the merger, the separate corporate existence of Amentum will cease, and SpinCo will continue as the surviving corporation. In accordance with the DGCL and the DLLCA, SpinCo will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Amentum. SpinCo will take such action necessary such that its certificate of incorporation and bylaws, by virtue of the merger, will be amended and restated in a manner consistent with the applicable terms of the governance term sheet to be the certificate of incorporation and bylaws of the surviving corporation and to rename the surviving entity to Amentum Holdings, Inc.

Closing; Effective Time

Under the terms of the merger agreement, the closing of the merger will take place on the date that is three business days after the date on which all conditions precedent to the merger have been satisfied, or, where permissible under applicable law, waived (other than those, including the separation and the distribution, that are to be satisfied or, where permissible under applicable law, waived at or immediately before the closing). Pursuant to the Merger Amendment, the parties have agreed to use best efforts to close the merger on September 27, 2024.

At the closing of the merger, SpinCo will file a certificate of merger with the Secretary of State of the State of Delaware to effect the merger. The merger will become effective at the time of filing of the certificate of merger or at such later time as SpinCo and Amentum agree and specify in the certificate of merger.

Merger Consideration

At the effective time of the merger, all issued and outstanding Amentum equity interests will be automatically converted into the right to receive, in the aggregate, a number of fully paid and nonassessable shares of SpinCo common stock equal to the “merger consideration”, which consideration will be comprised of (i) a number of shares of SpinCo common stock equal to the base merger consideration and (ii) the additional merger consideration, in each case rounded down to the nearest whole share and subject to the adjustment provision described below.

Immediately following the merger, Jacobs’ shareholders will own at least 50.1% of the issued and outstanding shares of SpinCo common stock. Under the terms of the merger agreement, the amount of additional merger consideration, if any, to which Amentum Equityholder may become entitled may be determined at or within a specified time after the effective time of the merger. Depending on the amount of additional merger consideration to which Amentum Equityholder may become entitled, Amentum Equityholder will hold between 37% and 41.5% of the issued and outstanding shares of SpinCo common stock, and as separately disclosed, Jacobs has determined that it does not intend to retain more than 8% of the issued and outstanding shares of

SpinCo common stock after the merger and any adjustments to the merger consideration, if any. Any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders. If the amount of merger consideration (including any additional merger consideration) is finally determined by the effective time of the merger, the distribution will be calculated such that Jacobs does not hold more than 8% of the issued and outstanding shares of SpinCo common stock after the effective time of the merger and, in such case, no follow-on distribution will be necessary. If the amount of merger consideration (including any additional merger consideration) is not finally determined by the effective time of the merger, then, once a final determination is made, the follow-on distribution may be made. In the follow-on distribution any shares to which Jacobs would otherwise be entitled in excess of 8% of the issued and outstanding shares of SpinCo common stock will be distributed, on a pro rata basis, to Jacobs’ shareholders as of a record date that will be set once the final determination is made and will be close in time to the follow-on distribution. The follow-on distribution would occur as soon as reasonably practicable following the consummation of the transactions. Any follow-on distribution will be pro rata, without consideration, and part of the same transaction as the distribution whereby Jacobs formed SpinCo to distribute SpinCo common stock, for which the registration statement on Form 10, of which this information statement forms a part, is effective and describes both the distribution and potential follow-on distribution. Therefore any follow-on distribution will meet the conditions set forth in Staff Legal Bulletin No. 4 and will not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act and will not require registration under the Securities Act.

Also as separately agreed, if the amount of merger consideration is not finally determined by the effective time of the merger, then the parties intend to deliver the additional merger consideration (if any) through the escrow holding described above. SpinCo currently expects to issue approximately 90,018,579 shares of SpinCo common stock to Amentum Equityholder in respect of the base merger consideration.

The Jacobs’ shareholders that will receive shares of SpinCo common stock in the distribution will own, with respect to SpinCo common stock received in the distribution but not acquired directly or indirectly pursuant to a plan (or series of related transactions) that includes the distribution (within the meaning of Section 355(e) of the Code) (such SpinCo common stock, the “qualified SpinCo common stock”), at least 50.1% of the common stock of Combined Co following both the distribution and the merger. Pursuant to an adjustment provision in the merger agreement, if immediately after the merger Jacobs’ shareholders would own a number of shares of qualified SpinCo common stock that constitutes less than 50.1% of all outstanding shares of SpinCo common stock, as determined after giving effect to the shares of SpinCo common stock to be issued in the merger and before any modification pursuant to this adjustment provision (such percentage ownership, the “applicable percentage”), then: (1) Jacobs will reduce its number of retained shares of SpinCo common stock and increase the number of shares of SpinCo common stock to be distributed to Jacobs’ shareholders in the distribution until either (x) the applicable percentage (after giving effect to such increase in the shares of SpinCo common stock to be distributed to Jacobs’ shareholders in the distribution) equals 50.1% or (y) the number of retained shares of SpinCo common stock is reduced to zero; and (2) solely if the applicable percentage (after giving effect to the reduction in the number of retained shares of SpinCo common stock to zero and corresponding increase in the shares of SpinCo common stock to be distributed to Jacobs’ shareholders in the distribution) would still be less than 50.1%, then the number of shares of SpinCo common stock to be issued to Amentum Equityholder as merger consideration will be decreased by no more than the number of shares of SpinCo common stock having an aggregate value equal to the Amentum Equityholder contribution amount, and the Amentum Equityholder contribution amount will be reduced as described in the merger agreement.

No fractional shares of SpinCo common stock will be issued pursuant to the merger. Each of SpinCo, Jacobs and Amentum will be entitled to deduct and withhold from the consideration otherwise payable under the merger agreement to Amentum Equityholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable tax law.

Distribution of Merger Consideration

At the effective time of the merger, (a) all issued and outstanding Amentum equity interests will be canceled and cease to exist and will be automatically converted into the right to receive, in the aggregate, a number of shares of SpinCo common stock equal to the merger consideration as described under “—Merger Consideration” and (b) SpinCo will issue to Amentum Equityholder a number of shares of SpinCo common stock equal to the base merger consideration and, if Amentum Equityholder becomes entitled to any additional merger consideration at or prior to the effective time of the merger, a number of shares of SpinCo common stock equal to such additional merger consideration.

Post-Closing Board of Directors and Officers of Combined Co

Following the closing, John Heller, Chief Executive Officer of Amentum, will serve as Chief Executive Officer of Combined Co. Stephen Arnette, Executive Vice President and President of the Critical Mission Solutions business, will serve as Chief Operating Officer of Combined Co. Travis Johnson, Chief Financial Officer of Amentum, will serve as Chief Financial Officer of Combined Co. Steven Demetriou, current Executive Chair and former Chief Executive Officer of Jacobs, will serve as Executive Chair of Combined Co.

Amentum Equityholder, as Sponsor Stockholder under the stockholders agreement, will have a right to nominate a specified number of directors for election to the Board of Directors of Combined Co, depending on its level of ownership of SpinCo common stock. Specifically, if Amentum Equityholder beneficially owns at least 25.1% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election five individuals, two of whom must qualify as independent, to a 13-member Board of Directors of Combined Co. If Amentum Equityholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election three individuals to a 13-member Board of Directors of Combined Co, none of whom must qualify as independent. If Amentum Equityholder beneficially owns at least 5% but less than 15% of the issued and outstanding shares of SpinCo common stock, Amentum Equityholder is entitled to nominate to stand for election one individual to a 13-member Board of Directors of Combined Co. If the Board of Directors of Combined Co consists of a number of directors other than 13, then the number of individuals Amentum Equityholder is entitled to nominate, if any, will be adjusted to be 5/12ths of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 25.1% of the issued and outstanding shares of SpinCo common stock, 1/4th of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding shares of SpinCo common stock or 1/12th of the number of directors constituting the Board of Directors of Combined Co at any time Amentum Equityholder beneficially owns at least 5% but less than 15% of the issued and outstanding shares of SpinCo common stock, in each case, rounded down to the nearest whole number, provided that, prior to the Fallaway Date, if rounding down would otherwise result in Amentum Equityholder being entitled to designate a total of zero director nominees on the Board of Directors of Combined Co, such adjustment will instead be rounded up to one director nominee. For the absence of doubt, in no event will Amentum Equityholder be entitled to designate more than 5/12ths of the number of directors on the Board of Directors of Combined Co. From and after the Fallaway Date, Amentum Equityholder will no longer be entitled to nominate any individuals to the Board of Directors of Combined Co.

No Shareholders’ Meeting

No shareholders’ meeting is required to effect the merger. Each of the Jacobs and SpinCo Board of Directors has approved the merger agreement, separation and distribution agreement and other transaction documents and the transactions contemplated thereby and declared these to be advisable, fair to and in the best interests of Jacobs, SpinCo and their respective shareholders. Pursuant to the merger agreement, SpinCo’s sole shareholder has approved and adopted the merger agreement, the transaction documents and the transactions contemplated thereby, including the merger and the SpinCo common stock increase in connection with the merger. Each of Amentum Equityholder, as sole member and manager of Amentum, and the board of managers of the general partner of Amentum Equityholder, has approved the merger agreement and the transactions contemplated thereby, including the merger, and declared such transactions to be advisable, fair to and in the best interests of Amentum and Amentum Equityholder.

Representations and Warranties

In the merger agreement, each of Amentum and Amentum Equityholder has made representations and warranties to Jacobs and SpinCo relating to Amentum and its business, and each of Jacobs and SpinCo, as applicable, has made representations and warranties to Amentum and Amentum Equityholder relating to Jacobs, SpinCo and the SpinCo Business, each relating to, among other things:

•	organization, good standing and qualification;

•	authority to enter into the merger agreement and the other transaction documents;

•	capital structure;

•	governmental consents and approvals;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	financial statements and the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	national security matters;

•	facility security clearances;

•	legal proceedings and orders;

•	interests in real property and leaseholds;

•	tax matters;

•	material contracts;

•	intercompany arrangements;

•	employee compensation, labor relations and benefit plans;

•	compliance with certain legal, licensing and related requirements;

•	intellectual property matters;

•	environmental matters;

•	affiliate matters;

•	the registration statement of which this information statement forms a part;

•	board and equityholder approvals and the required SpinCo shareholder approval, as applicable;

•	certain financing arrangements in connection with the transactions;

•	government contracting matters;

•	compliance with export control laws;

•	payment of fees to brokers or finders in connection with the transactions; and

•	data privacy matters.

Amentum and Amentum Equityholder also made representations and warranties to Jacobs and SpinCo regarding the acquisition of the SpinCo common stock (including that the SpinCo common stock will have restrictions on transfer and was obtained for investment purposes and not with a view to any distribution thereof except pursuant to sales registered or exempted under the Securities Act).

Jacobs also made representations and warranties to Amentum relating to the sufficiency of assets to be transferred to SpinCo in connection with the separation.

Many of the representations and warranties contained in the merger agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Amentum, Jacobs or SpinCo, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the merger. The merger agreement does not contain any post-closing indemnification obligations with respect to these matters (but refers to the indemnification obligations set forth in the separation and distribution agreement, as discussed below in the section entitled “—Separation and Distribution Agreement”).

Under the merger agreement, a material adverse effect means, with respect to SpinCo and Amentum, as applicable, any change, event, development, condition, occurrence or effect that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations, or (b) has or would reasonably be expected to materially impair or materially delay the ability of such person to perform by the outside date its obligations under the merger agreement or under the separation and distribution agreement, or to consummate the transactions by the outside date. However, with respect to both SpinCo and Amentum, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect under the foregoing clause (a):

•	any changes resulting from general market, economic, financial, capital markets or regulatory conditions;

•	any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates;

•	any changes in applicable law or GAAP (or, in each case, authoritative interpretations thereof);

•	any changes resulting from any hurricane, flood, tornado, earthquake, or other natural disaster or weather-related events, or other force majeure events, or any worsening thereof;

•

any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberattacks, acts of foreign or domestic terrorism or civil unrest, or changes in governmental budgeting or spending;

•	any changes generally affecting the industries in which the SpinCo Business, or Amentum and its wholly owned subsidiaries, as applicable, operate;

•

any changes resulting from the execution of the merger agreement or the separation and distribution agreement or the announcement or the pendency of the merger or the separation, including, to the extent resulting therefrom, actions of governmental authorities, or any actions of or loss of customers, suppliers, distributors, employees or other material business relationships or partnerships (including any cancellation or delay in customer orders or any termination of or adverse changes to any contract effected or proposed by any customer, supplier, distributor or other counterparty);

•

any changes resulting from any action required to be taken by the terms of the merger agreement (other than pursuant to the terms governing the conduct of business pending the merger, as discussed below in the section entitled “—Conduct of Business Pending the Merger”);

•

the failure to meet internal (or, in the case of the SpinCo Business, analysts’) expectations, projections or results of operations (but not, in each case, the underlying cause of such changes, unless such underlying cause would otherwise be excepted); and

•	any changes resulting from any epidemics, pandemics or disease (including COVID-19 or any industry or governmental guidelines, recommendations or directives in response to COVID-19).

Notwithstanding the foregoing, none of the categories of exclusions described in the first, second, third, fourth, fifth or sixth bullets above will apply to the extent that such change, event, development, condition, occurrence or effect disproportionately impacts the SpinCo Business, or Amentum’s and its wholly owned subsidiaries’ business, as applicable, taken as a whole, relative to other companies in the industries in which they operate, in which case only the incremental disproportionate impact thereof may be taken into account.

Conduct of Business Pending the Merger

Each of the parties to the merger agreement has undertaken to comply with customary covenants in the merger agreement that place restrictions on it and its wholly owned subsidiaries until the effective time of the merger. In general, each of Jacobs (with respect to SpinCo and the SpinCo Business) and Amentum has agreed that, prior to the closing, it will use commercially reasonable efforts to conduct the SpinCo Business and the Amentum business, as applicable, in all material respects in the ordinary course and to preserve intact its business and its significant business relationships, except (i) as required or contemplated by the merger agreement (or the separation and distribution agreement or other transaction documents), (ii) as required by applicable law or contract or as otherwise contemplated by the terms of the merger agreement or other transaction documents (including, in the case of Jacobs, with respect to the separation), (iii) in connection with any action taken, or omitted to be taken, in response to any pandemic or pursuant to any industry or governmental guidelines, recommendations or directives in response to COVID-19, (iv) in the case of Jacobs, to the extent related to the Jacobs Business or assets and liabilities to be retained by Jacobs post-separation, (v) as disclosed in SpinCo’s or Amentum’s, as applicable, disclosure schedules to the merger agreement or (vi) as consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed).

In addition, prior to the closing, except under the circumstances set forth in clauses (i) through (vi) of the previous paragraph, as applicable, the merger agreement restricts each of Jacobs, Amentum and Amentum Equityholder and their respective wholly owned subsidiaries from:

•	making changes to organizational documents other than as would not prohibit or hinder, impede or delay in any material respect the completion of the transactions contemplated by the merger agreement;

•

except for transactions among Jacobs or Amentum, as applicable, and any of its affiliates in the ordinary course, (i) making any material acquisition of any assets or businesses in excess of $5,000,000 in the aggregate, other than acquisitions of assets (but not businesses) in the ordinary course of business or (ii) selling, pledging, disposing of or encumbering any material assets or businesses, other than (x) solely with respect to assets (but not businesses), in the ordinary course of business and (y) the granting of permitted liens (as described in the merger agreement, “permitted liens”);

•

issuing, selling, pledging or transferring any equity interests of any of the SpinCo entities or Amentum, as applicable, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, such equity interests, in each case other than (i) to Jacobs or Amentum, as applicable, or any of its respective wholly owned subsidiaries or (ii) the granting of permitted liens;

•

entering into (i) any contract for the purchase or sale of real property or (ii) any lease, sublease, license or occupancy agreement for any real property other than any renewal or extension of a real property lease (x) containing a base annual rent of less than $1,500,000 or (y) that is required for the performance of any government contract or other customer contract of the applicable business;

•

amending any material term of, waiving any material right under, or voluntarily terminating (other than upon expiration in accordance with its terms) any material contract of the applicable business, or entering into any contract that, if in effect on the date of the merger agreement, would be a material contract of the business, other than, in each case, (x) in the ordinary course of business or any modifications that are more favorable to its business, or (y) in the case of Jacobs, certain contracts related to indebtedness, and in the case of Amentum, as permitted by the carve-outs to the restriction described in the following bullet applicable to Amentum that are specified in the merger agreement;

•

incurring indebtedness for borrowed money, issuing any debt securities, engaging in any securitization transactions or similar arrangements or assuming, guaranteeing, endorsing or otherwise providing credit support for the obligations of any person for borrowed money, subject to certain carve-outs to this restriction specified in the merger agreement;

•

except as may be required by any benefit plan or collective bargaining agreement, or in connection with certain actions taken with respect to broad-based benefit plans that apply uniformly to similarly situated employees of the applicable party in the applicable jurisdiction: (i) granting any increases in compensation or benefits of any SpinCo or Amentum employee, other than any actions taken in the ordinary course of business that relate to SpinCo employees with an annual base salary below $350,000 or Amentum employees with an annual base salary below $444,956; (ii) entering into or adopting any SpinCo or Amentum benefit plan or materially amending or terminating any existing SpinCo or Amentum benefit plan; (iii) entering into any employment, severance or termination agreement with any current or former SpinCo or Amentum employee; (iv) accelerating the vesting of any equity-based or other incentive-based compensation; (v) taking any action to fund or otherwise secure the payment of any compensation or benefit, or changing any actuarial or other assumption used to calculate funding obligations with respect thereto; (vi) terminating the employment or services of any SpinCo employee with an annual base salary in excess of $350,000 or Amentum employee with an annual base salary in excess of $444,956, in each case, other than for cause; (vii) hiring or promoting any SpinCo employee with an annual base salary in excess of $350,000 or Amentum employee with an annual base salary in excess of $444,956; or (viii) establishing, adopting, entering into, terminating or materially amending any collective bargaining agreement subject to, in each case of clauses (ii), (iii), (v), (vii) and (viii), certain specified carve-outs;

•

in the case of Jacobs, other than with respect to any combined, consolidated, affiliated or unitary tax return that includes both Jacobs or any of its affiliates, on the one hand, and SpinCo or its subsidiaries, on the other hand (a “Jacobs combined tax return”) or any tax return to the extent required to conform to a Jacobs combined tax return, (i) making (other than in a manner consistent with past practice), changing or revoking any material tax election, (ii) settling any liability with respect to material taxes, or (iii) entering into any agreement with a governmental authority with respect to material taxes, other than, in each case of clauses (i), (ii) and (iii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse effect on the SpinCo entities, Amentum and its wholly owned subsidiaries taken as a whole;

•

in the case of Amentum, (i) making (other than in a manner consistent with past practice), changing or revoking any material tax election, (ii) settling any liability with respect to material taxes or (iii) entering into any agreement with a governmental authority with respect to material taxes, other than, in each case of clauses (i), (ii) and (iii), (x) in the ordinary course of business or (y) as would not be likely to have a material and adverse impact on Amentum or its wholly owned subsidiaries, taken as a whole;

•	making any material change in any method of financial accounting or financial accounting practice or policy, other than as required by GAAP or applicable law;

•

settling or compromising any action, or entering into any consent decree or settlement agreement with any governmental authority, other than settlements in the ordinary course of business or where the amount paid by the SpinCo entities or Amentum, as applicable, does not exceed $1,000,000 individually or $5,000,000 in the aggregate (provided that this restriction does not apply to tax matters or derivative, direct or other actions brought by or on behalf of the applicable party’s equityholders);

•

merging, combining or consolidating with any person or, except with respect to dormant or inactive entities (in the case of Amentum, for the 12 months prior), adopting a plan of liquidation, dissolution, restructuring or other reorganization of any SpinCo entity or Amentum or its wholly owned subsidiaries, as applicable;

•

voluntarily terminating, failing to use reasonable efforts to maintain or materially modify or amend any material license, permit or other governmental authorization, other than in the ordinary course of business and as would not be material;

•

except in an amount not to exceed $5,000,000 individually or $30,000,000 in the aggregate pursuant to a material contract of the applicable business made available to the other party as of the date of the merger agreement, making any capital expenditure(s) or entering into any agreements, arrangements or commitments providing for capital expenditure; or

•	authorizing, committing or agreeing to do any of the foregoing.

Tax Matters

The merger agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the transactions. Additional representations, warranties and covenants relating to the intended tax treatment of the transactions are also contained in the tax matters agreement. The parties’ respective rights, responsibilities and obligations with respect to taxes, including indemnification for taxes, are generally governed by the terms, provisions and procedures described in the tax matters agreement. For more information, see the section entitled “—Tax Matters Agreement.”

SEC Filings

Jacobs, SpinCo, Amentum and Amentum Equityholder have agreed to prepare the registration statement of which this information statement forms a part in connection with the distribution to be filed by SpinCo. The parties have agreed to cooperate in the preparation of the registration statement and have agreed to use reasonable best efforts to have the registration statement declared effective by the SEC as promptly as practicable after being filed.

Regulatory Matters

The merger agreement provides that each party to the merger agreement will use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in the merger agreement (see “—Conditions to the Merger”), to consummate the merger and make effective the other transactions, in each case as promptly as practicable and in any event prior to the outside date.

Regulatory Approvals

Each party to the merger agreement has agreed to promptly make its respective filings under applicable antitrust and foreign investment laws. The parties agreed to request early termination of any applicable waiting periods under the antitrust laws (if available) and agreed to use their respective reasonable best efforts to cause the expiration or termination of such waiting periods, and to supply to the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other applicable governmental authority as promptly as practicable any additional information or documents that may be requested pursuant to any law or by any of them. Amentum and Jacobs have each filed the requisite Notification and Report Forms pursuant to the HSR Act and all other initial filings and submissions in connection with the regulatory approvals needed to consummate the merger. The applicable HSR waiting period expired on February 16, 2024 and the other regulatory approvals needed to consummate the merger have been received prior to the date of this information statement.

In addition, the parties have agreed to (i) use their reasonable best efforts to contest any administrative or judicial action (including any action by a private party) challenging the transactions contemplated by the merger agreement as violative of any antitrust law or foreign investment law and to have vacated any order resulting from such action that prohibits, prevents or restricts completion of such transactions and (ii) take all further action necessary to avoid or eliminate any impediment under any antitrust law or foreign investment law with respect to the transactions contemplated by the merger agreement so as to enable the closing of the merger to occur as promptly as practicable and no later than the outside date, including (x) selling, divesting, disposing of or otherwise holding separate any of the equity voting interests, assets, businesses, contracts, divisions, operations, properties, products or product lines of Amentum, the SpinCo entities or any of their respective subsidiaries, (y) terminating, transferring or creating relationships, contractual rights or other obligations of Amentum, the SpinCo entities or their respective wholly owned subsidiaries, and (z) otherwise taking or committing to take actions that after the closing would limit Amentum’s or SpinCo’s freedom of action with respect to, or their ability to retain, any of the share capital or other equity voting interests, assets, businesses, properties, products or product lines of Amentum or SpinCo or any of their respective wholly owned subsidiaries. Notwithstanding the foregoing, Jacobs, SpinCo and their affiliates will not be required to take any actions (x) through (z) if such action or actions, individually or in the aggregate, (A) are material to Combined Co and its wholly owned subsidiaries (taken as a whole), (B) are not conditioned on the closing, or (C) relate to any assets to be retained by Jacobs post-separation or the Jacobs Business.

No Solicitation of Competing Proposals

Each of Amentum and Amentum Equityholder on the one hand, and Jacobs on the other, has agreed that it will, and will cause its subsidiaries and representatives to:

•

immediately cease and terminate any discussions or negotiations with any person (other than the other party or parties, as applicable) that may be ongoing with respect to a competing proposal (as defined below) for 20% or more of the outstanding assets or voting power of (i) in the case of Amentum and Amentum Equityholder, the Amentum Business or Amentum or any of its subsidiaries, as applicable, and (ii) in the case of Jacobs, the SpinCo Business or SpinCo, as applicable;

•

promptly request that each person that has received confidential information in connection with any possible competing proposal during the 12 months prior to the date of the merger agreement return or destroy any and all such confidential information; and

•	not grant any waiver or release under any confidentiality agreement in respect of a proposed competing proposal.

Each of Amentum and Amentum Equityholder on the one hand, and Jacobs on the other, has also agreed that from the date of the merger agreement, each party will not, directly or indirectly (and will not authorize or permit their subsidiaries nor authorize or knowingly permit their respective representatives to, directly or indirectly):

•

solicit, initiate or knowingly encourage or facilitate, or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a competing proposal (except to notify such person of the existence of these provisions of the merger agreement);

•

furnish any nonpublic or confidential information or afford access to properties, books or records to any person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a competing proposal;

•

approve or propose to approve, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a competing proposal or that would require the covenanting party to abandon or fail to consummate the merger; or

•	propose publicly or agree to do any of the foregoing.

The term “competing proposal” means, with respect to each of Amentum and SpinCo, any inquiry, proposal or offer for, or indication of interest in any of the following types of transactions, other than the merger, the separation, the distribution and the other transactions contemplated by the merger agreement and the other transaction documents:

•

a direct or indirect acquisition, exclusive license or purchase of any business or assets of the applicable party or any of its wholly owned subsidiaries that, individually or in the aggregate, constitutes 20% or more of the assets of the Amentum Business or SpinCo Business, taken as a whole, as applicable;

•	a direct or indirect acquisition or purchase of 20% or more of any class of any interests or representing 20% or more of the outstanding voting power of Amentum or SpinCo, as applicable; or

•

a merger, consolidation, business combination, stock exchange, joint venture, partnership or similar transaction involving any business of the applicable party or any of its wholly owned subsidiaries that constitutes 20% or more of the assets of the Amentum Business or SpinCo Business, taken as a whole, as applicable.

Employee Non-Solicitation

Jacobs has agreed that it will not, and will ensure that its subsidiaries will not, directly or indirectly, for one year after the closing date, solicit for employment or hire any officer with a title of vice president or higher of the SpinCo Business or of Amentum or its subsidiaries as of immediately prior to the closing, provided, however, that such restrictions will not prohibit Jacobs from (a) engaging in general or public solicitations not specifically targeted at the employees of the business of Combined Co (including searches via a bona fide search firm or employment agency that is not directed to solicit such employees) or (b) soliciting or hiring any person (x) whose employment is terminated prior to the commencement of employment discussions between such person and Jacobs or its subsidiaries, (y) who responds to general or public solicitation not specifically targeted at employees of the business of Combined Co (including searches via a bona fide search firm or employment agency that is not directed to solicit such employees) or (z) who initiates discussions regarding employment without any solicitation by Jacobs or its subsidiaries in violation of the restrictions described in this paragraph.

SpinCo has agreed that it will not, and will ensure that its subsidiaries will not, directly or indirectly, for one year after the closing date, solicit for employment or hire any officer with a title of vice president or higher of Jacobs or its subsidiaries as of immediately prior to the closing, generally subject to the exceptions described above.

Amentum Equityholder has agreed that it will not and will ensure that its controlled affiliates will not, directly or indirectly, for one year after the closing date, solicit for employment or hire any officer with a title of vice president or higher of Jacobs or its subsidiaries, the SpinCo Business or the Amentum Business, in each case, as of immediately prior to the closing, generally subject to the exceptions described above.

SpinCo Financing

In connection with its entry into the merger agreement and the separation and distribution agreement, SpinCo entered into a commitment letter (including all exhibits, schedules and annexes attached thereto and any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of the merger agreement and the terms thereof, the “SpinCo Commitment Letter”)), under which the commitment parties have committed to provide a subsidiary of SpinCo designated as the borrower by SpinCo in connection with the SpinCo financing (the “SpinCo Borrower”) with the SpinCo financing in the amount set forth therein. The anticipated material terms of the SpinCo financing, based on the current expectations of SpinCo and Amentum, are described in more detail under “Description of Material Indebtedness.”

The merger agreement provides that SpinCo shall (and Jacobs shall cause SpinCo and, in the case of the SpinCo Financing Agreements (as defined below), the SpinCo Borrower to) use reasonable best efforts to

(a) maintain in effect the SpinCo Commitment Letter and, upon execution and delivery thereof, the SpinCo Financing Agreements, (b) materially comply with the obligations of SpinCo under the SpinCo Commitment Letter and, upon execution and delivery thereof, the obligations of SpinCo and the SpinCo Borrower under the SpinCo Financing Agreements, (c) enforce the rights of SpinCo under the SpinCo Commitment Letter and, upon execution and delivery thereof, of SpinCo and SpinCo Borrower under the SpinCo Financing Agreements and (d) consummate (or cause SpinCo Borrower to consummate) the SpinCo financing and draw an amount no less than $1.0 billion thereunder (subject to adjustment based on the levels of cash, debt and working capital in accordance with the separation and distribution agreement) no later than immediately prior to the Distribution, in each case, subject to certain exceptions set forth in the merger agreement.

If any portion of the SpinCo financing becomes unavailable on the terms and conditions contemplated in the SpinCo Commitment Letter or the SpinCo Financing Agreements, Jacobs shall cause SpinCo to, and each of SpinCo, Amentum and Amentum Equityholder shall, and shall cause their respective subsidiaries to, use reasonable best efforts to obtain (and to cooperate to obtain) promptly commitments for replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the SpinCo financing that is available, equal to $1,130,000,000, provided that certain conditions set forth in the merger agreement are satisfied.

SpinCo shall not, without the prior written consent of Amentum, amend, restate, supplement, otherwise modify, replace, terminate, or agree to any waiver under the SpinCo Commitment Letter or the SpinCo Financing Agreements; provided that SpinCo may (in consultation with Amentum) (i) implement any of the “market flex” provisions exercised by the SpinCo lenders in accordance with the SpinCo Commitment Letter or (ii) amend and restate the SpinCo Commitment Letter or otherwise execute joinder agreements to the SpinCo Commitment Letter solely to add, in accordance with the SpinCo Commitment Letter, additional commitment parties, arrangers, agents or entities with other similar roles or titles.

Each of Jacobs, SpinCo, Amentum and Amentum Equityholder has agreed:

•

to cooperate (and to cause its subsidiaries to cooperate) in connection with the arrangement, syndication and consummation of the SpinCo financing (including the designation of the SpinCo financing as an incremental term facility under the existing Amentum first lien credit agreement) and the Merger Partner Related Financings (as defined in the merger agreement and referred to herein as the “Amentum Related Financing”) and, in the case of Jacobs, SpinCo and their respective subsidiaries, in connection with SpinCo and certain of its subsidiaries becoming guarantors under, and providing collateral to secure obligations under, the existing Amentum credit agreements (such accession to the existing Amentum credit agreements, the “Amentum Credit Agreement Accession Requirements”); and

•

to use reasonable best efforts to take, or cause to be taken, and to cause their respective subsidiaries to use reasonable best efforts to take, or cause to be taken, and to use reasonable best efforts to cause their respective representatives to take or cause to be taken, in each case, all actions and to do, or cause to be done, all things necessary, advisable or proper:

•	in connection with the arrangement and syndication of the SpinCo financing and the Amentum Related Financings; and

•

in the case of Jacobs, SpinCo, their respective subsidiaries and their respective representatives, to consummate the SpinCo financing (including, if applicable pursuant to the terms of the SpinCo Commitment Letter, the designation of the SpinCo financing as an incremental term facility under the existing Amentum first lien credit agreement) and to comply with the Amentum Credit Agreement Accession Requirements, including by:

•

participating in the marketing and syndication efforts related to the SpinCo financing and/or the Amentum Related Financings, including participating in the preparation of appropriate and customary materials for confidential information memoranda, lender presentations and similar documents customarily used in connection with the arrangement and syndication of the SpinCo financing and/or the Amentum Related Financings and assisting with the identification of any portion of the information contained therein relating to such person that constitutes “material non-public information” of such person (or its securities) (and assisting in the preparation of “public side” versions thereof), including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers;

•	participating in the preparation of rating agency presentations and meetings with rating agencies, with such meetings to be telephonic or “virtual” unless otherwise agreed to by Jacobs and Amentum;

•

causing the management team of such person with appropriate seniority and expertise, during normal business hours and after reasonable prior notice, to participate in a reasonable number of presentations, drafting sessions, due diligence sessions and meetings with prospective lenders, other financing sources and rating agencies in connection with the SpinCo financing and/or the Amentum Related Financings, which in each case shall be telephonic or “virtual” unless otherwise agreed to by Jacobs and Amentum;

•

in the case of the SpinCo financing, negotiating and, in the case of SpinCo, SpinCo Borrower and SpinCo’s other subsidiaries contemplated to be party thereto, entering into definitive agreements with respect to the SpinCo financing (the “SpinCo Financing Agreements”), on the terms and conditions contained in the SpinCo Commitment Letter or on such other terms as are reasonably acceptable to Jacobs, SpinCo and Amentum; provided that any such other terms must not result in any materially adverse tax consequences of Jacobs and its subsidiaries, including as to the tax-free status of the transactions contemplated by the transaction documents (as determined by Jacobs in good faith);

•

in the case of SpinCo, SpinCo Borrower and SpinCo’s other subsidiaries, facilitating the granting of security interests (and perfection thereof) in collateral and the provision of guarantees, in each case, in connection with the Amentum Related Financings or pursuant to the Amentum Credit Agreement Accession Requirements, including entering into such guarantees, pledge and security agreements, intercreditor agreements or other definitive financing documents (including joinder and accession agreements), and delivering such certificates, evidence of authority, legal opinions or other documentation and items as are required under the existing Amentum credit agreements;

•

in the case of SpinCo and Amentum, on a timely basis, (i) satisfying all conditions precedent in the SpinCo Commitment Letter and the SpinCo Financing Agreements that are within the control of SpinCo, Amentum or their respective subsidiaries, as applicable, and (ii) furnishing any pertinent information regarding the SpinCo Business or Amentum and its subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or Amentum, as applicable, in connection with the SpinCo financing, the Amentum Related Financings or the Amentum Credit Agreement Accession Requirements; and

•

in the case of SpinCo, SpinCo Borrower and SpinCo’s other subsidiaries, furnishing at least five (5) business days prior to the consummation of the merger (x) all documentation and other information requested by the lenders or other financing sources in connection with the Amentum Related Financings or the Amentum Credit Agreement Accession Requirements that is required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (y) if SpinCo, SpinCo Borrower or any of SpinCo’s other subsidiaries qualifies as a “legal entity customer” under 31 C.F.R. § 1010.230, a “Beneficial Ownership Certification,” in each case to the extent requested at least seven (7) business days prior to the consummation of the merger.

If the merger is consummated, SpinCo shall be responsible for 100% of all reasonable and documented out-of-pocket third-party cash costs and expenses incurred by Jacobs, SpinCo or any of their respective subsidiaries in connection with the SpinCo financing (including all commitment fees and other fees and expenses arising pursuant to the terms of the SpinCo Commitment Letter or the SpinCo Financing Agreements, but not including fees, costs and expenses arising in connection with the preparation of the registration statement of which this information statement forms a part and certain financial statements as set forth in the merger agreement) (the “SpinCo Financing Fees”). If the merger agreement is terminated pursuant to its terms, each of Amentum, on the one hand, and Jacobs and SpinCo, on the other hand, shall be responsible for 50% of the aggregate amount of the SpinCo Financing Fees; provided that (A) in the case of a termination of the merger agreement by Amentum for certain breaches (as set forth in the merger agreement) by Jacobs, Jacobs shall be responsible for 100% of the aggregate amount of the SpinCo Financing Fees and (B) in the case of a termination of the merger agreement by Jacobs for certain breaches (as set forth in the merger agreement) by Amentum, Amentum shall be responsible for 100% of the aggregate amount of the SpinCo Financing Fees. Amentum shall, and shall cause its subsidiaries to, indemnify and hold harmless Jacobs, its subsidiaries and its and their representatives from and against 100% of losses actually suffered or incurred by them in connection with (x) the SpinCo financing (solely in the event the merger agreement is terminated pursuant to its terms and except SpinCo Financing Fees) and (y) the Amentum Related Financing, in each case, except any such losses (A) suffered or incurred by them as a result of information provided by or on behalf of Jacobs or any of its subsidiaries, including SpinCo, in writing prior to the consummation of the merger and (B) to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of the merger agreement, any transaction document, the SpinCo Commitment Letter, any SpinCo Financing Agreements or any other agreement executed in connection with the SpinCo financing or the Amentum Related Financing by Jacobs or any of its subsidiaries, including SpinCo, or any of their respective representatives.

Amentum Locked Box

Amentum and Amentum Equityholder have agreed to limit actions that would result in Amentum’s sole shareholder extracting value from Amentum as compared to the balance sheet on September 30, 2023, including to provide that there shall not be any Amentum leakage amount (as defined in the section entitled “—Separation and Distribution Agreement”), and in the case of any such leakage, Amentum Equityholder will pay to Amentum, prior to the closing, an amount equal to such Amentum leakage amount.

Certain Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants (with certain qualifications and exceptions specified in the merger agreement) relating to:

•

each party providing the other party reasonable access to properties, business records, and appropriate senior-level employees as the other party may reasonably request for the purposes of integration planning and the operation of Combined Co post-closing;

•	the parties’ cooperation to ensure that their respective processing of personal information does and will materially comply with all applicable privacy requirements;

•	SpinCo’s indemnification of each present and former director, officer or employee of any SpinCo entity for six years after the effective time of the merger;

•	advance consent requirements for public announcements concerning the merger agreement and the transactions;

•	notice obligations of the parties;

•	matters relating to Section 16(a) of the Exchange Act;

•	the SpinCo common stock increase in connection with the merger;

•

Amentum Equityholder’s and Jacobs’ obligations to take all actions necessary to cause Amentum and SpinCo, respectively, to perform their respective obligations under the merger agreement and the separation and distribution agreement and to complete the contemplated transactions;

•	the completion of works council information and consultation processes in the applicable foreign jurisdictions;

•

Amentum’s submission for approval by Amentum Equityholder, in conformance with Section 280G of the Code, any payments that could reasonably be expected to constitute an “excess parachute payment” pursuant to Section 280G of the Code;

•	Jacobs’ delivery of the SpinCo shareholder approval to Amentum;

•	the delivery of certain financial statements by each of Jacobs and Amentum to each other;

•	the resignation of certain officers, managers and/or directors of SpinCo and its wholly owned subsidiaries; and

•

the termination of certain contracts between Amentum or its subsidiaries, on the one hand, and Amentum Equityholder, American Securities LLC or its affiliates and affiliates of Lindsay Goldberg, as applicable, on the other hand.

Conditions to the Merger

The obligations of the parties to the merger agreement to consummate the merger are subject to the satisfaction or waiver, at or prior to the closing of the merger, of each of the following conditions:

•

the expiration or termination of the HSR waiting period, which expired on February 16, 2024, and receipt of certain other regulatory approvals, each of which has been received prior to the date of this information statement;

•	the internal reorganization and distribution as contemplated by the separation and distribution agreement having been consummated in all material respects;

•

the effectiveness of the registration statement in accordance with the Exchange Act, and there being no stop order by the SEC or any actual or threatened proceedings by a governmental authority seeking such stop order;

•	there being no law or injunction restraining, enjoining or prohibiting the consummation of the internal reorganization, the distribution or the merger; and

•	the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of issuance.

SpinCo’s and Jacobs’ obligations to consummate the merger are subject to the fulfillment of the following additional conditions:

•

each of Amentum and Amentum Equityholder performing and complying in all material respects with their respective obligations, covenants and agreements required under the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	the accuracy of the representations and warranties of Amentum and Amentum Equityholder (subject to certain materiality or other qualifications);

•	the delivery of a certificate signed by an executive officer of Amentum and Amentum Equityholder to the effect that the relevant conditions set forth in the preceding two bullets have been satisfied;

•	the receipt of a merger tax opinion from Wachtell Lipton;

•

Jacobs’ receipt of the IRS ruling, which IRS ruling continues to be valid and in full force and effect (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing); and

•

Amentum and Amentum Equityholder’s execution and delivery of the applicable transaction documents and material compliance with the obligations, covenants and agreements thereunder, and each agreement being in full force and effect.

Amentum’s obligations to consummate the merger are subject to the fulfillment of the following additional conditions:

•

each of SpinCo and Jacobs performing and complying in all material respects with their respective obligations, covenants and agreements required under the merger agreement to be performed or complied with by it at or prior to the effective time of the merger;

•	the accuracy of the representations and warranties of SpinCo and Jacobs (subject to certain materiality or other qualifications);

•

the delivery of a certificate signed by an executive officer of Jacobs to the effect that the relevant conditions set forth in the two preceding bullets have been satisfied and the internal reorganization and the distribution and the other transactions contemplated by the separation and distribution agreement to occur prior to the distribution shall have been consummated;

•

SpinCo and Jacobs’ execution and delivery of the applicable transaction documents and material compliance with the obligations, covenants and agreements thereunder, and each agreement being in full force and effect; and

•	the receipt of a merger tax opinion from Cravath.

Each party may waive any of the conditions to its obligations to consummate the merger to the extent permitted by applicable law.

Termination

The merger agreement may be terminated prior to the consummation of the merger by the mutual written consent of Jacobs and Amentum. Also, subject to certain qualifications and exceptions, either Jacobs or Amentum may terminate the merger agreement prior to the consummation of the merger if:

•

the merger has not been consummated by December 20, 2024, subject to an automatic extension until March 20, 2025 in certain circumstances if certain closing conditions have been satisfied as of December 20, 2024, and subject to a further automatic extension until June 20, 2025 in certain circumstances if certain closing conditions have been satisfied as of March 20, 2025; or

•	any governmental authority has issued a law or order having the effect of permanently prohibiting, restraining or making illegal the merger, and such law or order has become final and nonappealable.

In addition, subject to specified qualifications and exceptions, if any of Amentum or Amentum Equityholder, on the one hand, or Jacobs or SpinCo, on the other hand, has breached any representation, warranty, covenant or agreement in the merger agreement, such that the conditions to the other party’s obligation to complete the merger described above would not be satisfied, and, in each case, such breach is not cured by the earlier of 60 days after notice of the inaccuracy or breach or the outside date, or is incapable of cure prior to the outside date, then the other party may terminate upon written notice to the breaching party.

In the event of termination of the merger agreement, the merger agreement will terminate without any liability on the part of any party except as described in “—Fees and Expenses Payable in Certain Circumstances,” provided that nothing in the merger agreement will relieve any party of liability or damages resulting from fraud or for any willful breach (as defined in the merger agreement) of the merger agreement.

Fees and Expenses Payable in Certain Circumstances

The merger agreement provides that, except as provided in the separation and distribution agreement, all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses, whether or not the merger is consummated.

If the merger is consummated, all fees and expenses of printers utilized by the parties in connection with printing and mailing the registration statement of which this information statement forms a part, all SEC filing fees relating to the transactions contemplated by the merger agreement and all filing fees payable to any governmental authority with respect to any filings made by the parties pursuant to the regulatory approvals under any applicable antitrust law or foreign investment law, in each case, will be borne 100% by SpinCo. In the case of a termination of the merger agreement by Jacobs or Amentum for any reason pursuant to the merger agreement, the foregoing fees and all transfer taxes (as defined in the merger agreement) imposed on or with respect to actions taken pursuant to the separation step plan (as defined in the separation and distribution agreement), in each case, will be borne equally by Jacobs and Amentum.

Specific Performance

The parties have agreed that any breach of the merger agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled at law or in equity, the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement without the requirement for the posting of any bond.

Amendments

The merger agreement may not be amended or modified except by an instrument in writing duly signed by each party to the merger agreement.

Merger Agreement Amendment

The parties to the Merger Agreement entered into an amendment to the Merger Agreement on August 26, 2024. Pursuant to the Merger Amendment, the parties agreed to use their respective best efforts to close the transactions on September 27, 2024, subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Merger Amendment best efforts obligation includes targeted deadlines for progressing certain matters that are necessary for the closing of the transactions. Pursuant to the Merger Amendment, the parties further agreed on the operating profit achieved by the SpinCo Business in the first and second fiscal quarters of fiscal year 2024, which will be taken into account for full fiscal year 2024 operating profit of the SpinCo Business for the purposes of calculating the additional merger consideration.

Separation and Distribution Agreement

The following is a summary of the material provisions of the separation and distribution agreement. This summary is qualified in its entirety by the separation and distribution agreement, which is included as Exhibit 2.3 to the registration statement of which this information statement forms a part and is incorporated by reference herein. You are urged to read the separation and distribution agreement in its entirety. This summary of the separation and distribution agreement has been included to provide Jacobs’ shareholders with information regarding its terms. The rights and obligations of the parties under the separation and distribution agreement are governed by the express terms of the separation and distribution agreement and not by this summary or any other information included in this information statement. This summary is not intended to provide any other factual information about Jacobs, SpinCo, Amentum or Amentum Equityholder. Information about Jacobs, SpinCo, Amentum and Amentum Equityholder can be found elsewhere in this information statement and in the documents incorporated by reference into this information statement.

Overview

The separation and distribution agreement provides for the separation of the Critical Mission Solutions and Cyber & Intelligence business from Jacobs’ other businesses. Among other things, the separation and distribution agreement identifies those assets of Jacobs related to the SpinCo Business that are to be transferred to, and those liabilities of Jacobs related to the SpinCo Business that are to be assumed by, SpinCo, and describes when and how these transfers and assumptions will occur. The separation and distribution agreement also includes procedures by which Jacobs and SpinCo will become separate and independent companies. The matters addressed by the separation and distribution agreement include, but are not limited to, the matters described below. As used in this summary, the following terms have the following meanings: (i) “SpinCo entities” means SpinCo and all its direct and indirect wholly owned or controlled subsidiaries (after giving effect to the internal reorganization), including, following the effective time of the merger, all Amentum’s direct and indirect subsidiaries; (ii) “SpinCo group” means SpinCo, the other SpinCo entities, each subsidiary of SpinCo immediately after the effective time of the distribution and each other person that becomes a subsidiary of SpinCo after the effective time of the distribution (including as a result of any transactions that occur following the effective time of the distribution in accordance with the separation step plan (as defined below); (iii) “Jacobs group” means Jacobs and each person (other than any member of SpinCo group) that is a direct or indirect subsidiary of Jacobs immediately after the effective time of the distribution, and each person that becomes a subsidiary of Jacobs after the effective time of the distribution (including as a result of transactions that occur following the effective time of the distribution in accordance with the separation step plan); and (iv) “group” means the Jacobs group or the SpinCo group, as the context requires.

Transfer of SpinCo Assets

The separation and distribution agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of SpinCo and Jacobs as part of the separation of the SpinCo Business from Jacobs into an independent, publicly traded company, and provides for when and how these transfers and assumptions will occur.

Subject to the terms and conditions of the separation and distribution agreement, Jacobs will cause the contributing subsidiary to transfer to SpinCo or one or more of its designated subsidiaries all right, title and interest in and to all the SpinCo Assets (as defined below). The “SpinCo Assets” include, among other things and subject to certain exceptions, assets related to the SpinCo Business, including:

•

the equity securities of the SpinCo entities and certain scheduled entities in which Jacobs and its wholly owned or controlled subsidiaries hold equity interests that are not wholly owned or controlled subsidiaries (the “additional entities”);

•	inventory that primarily relates to or is primarily used in connection with the SpinCo Business (the “SpinCo inventory”);

•

(i) contracts (other than any contracts that are Excluded Assets) to which Jacobs or any of its subsidiaries is a party or to which any SpinCo Asset is subject, in each case that primarily relate to or are primarily used in connection with the SpinCo Business, (ii) to the extent assignable, the applicable portion of any non-disclosure and confidentiality agreements entered into in connection with the possible sale of the SpinCo Business to the extent described in the separation and distribution agreement and (iii) the applicable portions of each shared contract (as defined below) (collectively, the “SpinCo contracts”);

•	government bids related to the SpinCo Business or any SpinCo Asset or submitted by any SpinCo entity;

•	licenses, permits and other governmental authorizations held by Jacobs or any of its subsidiaries that are primarily related to the SpinCo Business or the SpinCo Assets (the “SpinCo permits”);

•	except for certain scheduled assets, tangible and personal property that primarily relates to or is primarily used in connection with the SpinCo Business;

•

specified registered intellectual property and other intellectual property that is primarily used or held for use in the operation of the SpinCo Business, together with all causes of action or other rights that may be asserted under any of the foregoing (the “SpinCo intellectual property”);

•	any and all goodwill and other intangibles primarily related to the SpinCo Business;

•

technology with respect to which the intellectual property therein is owned by Jacobs and its subsidiaries as of immediately prior to the effective time of the distribution and that is used in or necessary to the operation of the SpinCo Business as of immediately prior to the effective time of the distribution and capable of being copied, or all know-how or knowledge of any SpinCo employees to the extent related to the SpinCo Business (not including IT assets, tangible and personal property or books and records) (the “SpinCo technology”);

•

systems, networks and hardware (“IT assets”) primarily used or held for use in the SpinCo Business, including all software embedded within to the extent described in the separation and distribution agreement (the “SpinCo IT assets”);

•	any prepaid expenses, credits, deposits and advance payments, in each case, to the extent relating to any other SpinCo Asset (the “SpinCo prepaid expenses”);

•	a copy of the SpinCo Business records (as defined below);

•

other than with respect to taxes or claims under any insurance policies, rights available to or being pursued by Jacobs or its wholly owned or controlled subsidiaries in connection with any claim, action, investigation or other proceeding or any other claims, defenses, causes of action, rights of recovery, set-off, guarantees and similar rights against third parties, in each case, to the extent relating to the SpinCo Business, any SpinCo Asset or any SpinCo Liability (as defined below) (other than the Retained Claims (as defined below));

•	certain scheduled SpinCo assets;

•

any and all accounts receivable and other current assets of the SpinCo entities and the additional entities as of immediately prior to the effective time of the merger, to the extent included in the calculation of the final net working capital, and all cash and cash equivalents of the SpinCo entities and the additional entities as of immediately prior to the effective time of the merger, to the extent included in the calculation of final net indebtedness;

•	the transferred coverage (as defined below);

•

all assets of Jacobs and its wholly owned or controlled subsidiaries as of immediately prior to the effective time of the distribution that are to be transferred to any member of the SpinCo group by the express terms of any transaction document;

•

all real property owned by Jacobs or its wholly owned or controlled subsidiaries that primarily relates to or is primarily used in connection with the SpinCo Business (referred to herein as “SpinCo owned real property”) and all real property leased, subleased, licensed or similarly occupied by Jacobs or its subsidiaries, in each case that primarily relates to or is primarily occupied or used in connection with the SpinCo Business (referred to herein as “SpinCo leased real property”); and

•

all other assets of Jacobs and its wholly owned or controlled subsidiaries as of immediately prior to the effective time of the distribution that are primarily related to or primarily used in connection with the SpinCo Business.

The separation and distribution agreement contemplates consultation with relevant works councils in connection with the transfer of certain French entities and associated assets, subject to a separate offer letter from

SpinCo to a subsidiary of Jacobs. Such specified French assets and business (and corresponding liabilities) will not be deemed to be part of the SpinCo Assets, SpinCo Business or SpinCo Liabilities, respectively, until delivery of a notice of acceptance of such offer after completion of the works council consultation process.

Jacobs, SpinCo and Amentum have agreed to use commercially reasonable efforts to cooperate with each other in order to develop and substantially implement a separation plan for all of the real properties that are shared between the Jacobs Business and the SpinCo Business as of the signing date (referred to in this information statement as the “shared existing real property”) and to allocate such shared existing real property between Jacobs, SpinCo and their respective affiliates, as applicable, as of the distribution date.

Transfer of Excluded Assets

Subject to the terms and conditions of the separation and distribution agreement, SpinCo and its subsidiaries will transfer to Jacobs or one of its designated subsidiaries (other than SpinCo and its subsidiaries) all right, title and interest in and to all the Excluded Assets (as defined below). The “Excluded Assets” are all of the assets of Jacobs and its subsidiaries other than the SpinCo Assets, including the following:

•	all equity interests other than the equity interests of the SpinCo entities and the additional entities;

•	all cash, cash equivalents, accounts receivable, current assets and security deposits, in each case except as set forth in the definition of SpinCo Assets;

•	all inventory other than the SpinCo inventory;

•	all insurance policies and all rights and claims thereunder, other than the transferred coverage and certain scheduled insurance policies;

•

all owned and leased real property of Jacobs and its subsidiaries and any tangible personal property located thereon, other than the SpinCo owned real property and SpinCo leased real property, subject to any sublease agreements governing any shared real property that will continue to be shared between the Jacobs Business and the SpinCo Business following the effective time of the distribution;

•	all licenses, permits and other governmental authorizations other than the SpinCo permits;

•	all tangible and personal property other than the SpinCo tangible personal property;

•	all contracts other than the SpinCo contracts;

•	all IT assets other than the SpinCo IT assets;

•	all intellectual property other than the SpinCo intellectual property;

•

all technology, other than the SpinCo technology, in the form transferred (including copies of technology set forth in the definition of SpinCo Assets that are also used in or necessary for the operation of the Jacobs Business);

•

all assets used or held for use by Jacobs or any of its subsidiaries in connection with the provision of certain overhead and shared services or processes that are provided to, or used in, both the SpinCo Business and the Jacobs Business, including any proprietary tools and processes;

•	all credit support from Jacobs or any of its subsidiaries from which the SpinCo Business benefits;

•	all books and records; provided that SpinCo shall be entitled to a copy of the SpinCo business records;

•	all rights that accrue or will accrue to any member of the Jacobs group pursuant to any transaction document;

•	all prepaid expenses, credits, deposits, and advance payments other than SpinCo prepaid expenses;

•

all rights to claims, defenses, causes of action, rights of recovery, set-off, guarantees and all similar rights against third parties, in each case, to the extent relating to any other Excluded Asset or Excluded Liability (as defined below);

•

all attorney-client privilege and attorney work-product protection of Jacobs or its subsidiaries arising as a result of legal counsel representing Jacobs, and any of its subsidiaries (including SpinCo entities) or the additional entities in connection with the sale of the SpinCo Business and the transactions, all documents subject to attorney-client privilege and work-product protection described in the foregoing and all documents maintained by Jacobs, its subsidiaries or their respective representatives in connection with the sale of the SpinCo Business;

•

all accounts, notes or loans payable recorded on the books of Jacobs or any of its affiliates for goods or services purchased by the SpinCo Business from any member of Jacobs and its subsidiaries (other than the SpinCo entities), or provided to the SpinCo Business by any member of the Jacobs group (other than the SpinCo entities), or advances (cash or otherwise) or any other extensions of credit to the SpinCo Business from Jacobs or any of its subsidiaries (other than the SpinCo entities), whether current or non-current;

•

all insurance proceeds that Jacobs or any of its subsidiaries has a right to receive, except to the extent that such insurance proceeds are primarily related to the SpinCo Business and are included in the calculation of final net working capital;

•

any claim, cause of action, defense, right of offset or counterclaim or settlement agreement to the extent relating to, arising out of or resulting from the Excluded Assets or Excluded Liabilities (“Retained Claims”);

•	certain scheduled assets; and

•	except for those assets expressly identified as SpinCo Assets, all assets of Jacobs and its subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed.

Assumption of SpinCo Liability

The separation and distribution agreement provides that SpinCo or one or more of its subsidiaries will assume certain liabilities that include, among other things and subject to certain exceptions, the liabilities described below, referred to herein as the “SpinCo Liabilities”:

•

all liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the SpinCo Business, the SpinCo Assets, whether known or unknown, fixed or contingent, asserted or unasserted, and not satisfied or extinguished as of the distribution date, including any and all liabilities in respect of any actions related thereto;

•	all liabilities arising out of or relating to any SpinCo contracts;

•	all liabilities arising under or relating to any SpinCo intellectual property, including the use thereof;

•	all liabilities assumed by, retained by or agreed to be performed by SpinCo or any of its subsidiaries and affiliates pursuant to any transaction document;

•

all liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the registration statement of which this information statement forms a part, other than information relating to Jacobs and its subsidiaries with respect to the Jacobs Business, whenever arising;

•	all liabilities relating to, arising out of or resulting from the SpinCo financing agreements, whenever arising;

•

all environmental liabilities (as defined in the separation and distribution agreement) to the extent relating to, arising out of or resulting from (i) the SpinCo owned real property or the SpinCo leased real property, except to the extent such liabilities are attributable to any Jacobs business conducted at, or any Excluded Asset used, operated or stored at, or removed from, such real property, or (ii) the ownership or operation of the SpinCo Business, the SpinCo Assets (other than the SpinCo owned real property or the SpinCo leased real property), or the conduct of the SpinCo Business;

•	any liabilities in respect of “integrated risk insurance,” with any accruals for such liabilities to be included in the final net working capital; and

•	all liabilities relating to, arising out of or resulting from any action with respect to the SpinCo Business and the SpinCo Assets.

Excluded Liabilities

The separation and distribution agreement provides that Jacobs or one or more of its subsidiaries will be responsible for, and not transfer to SpinCo or its subsidiaries, certain liabilities that include, among other things and subject to certain exceptions, the liabilities described below, referred to herein as the “Excluded Liabilities”:

•

all liabilities to the extent relating to, arising out of or resulting from the ownership, operation or conduct of the Excluded Assets (other than any liabilities for which any member of the SpinCo group expressly has responsibility pursuant to the terms of any transaction document and certain other liabilities described in the separation and distribution agreement), including any liability attributable to any Excluded Asset used, operated or stored at, or removed from, the SpinCo owned real property or the SpinCo leased real property, whether arising before or after the distribution date;

•	any liability attributable to any Jacobs Business conducted at the SpinCo owned real property or the SpinCo leased real property, whether arising before or after the distribution date; and

•	all liabilities assumed by, retained by or agreed to be performed by Jacobs or any of its subsidiaries (other than the SpinCo entities) pursuant to any transaction document.

Except as expressly set forth in the separation and distribution agreement, the merger agreement or any other transaction document, neither Jacobs, SpinCo, Amentum nor Amentum Equityholder will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets of such party, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either of SpinCo or Jacobs, or as to the legal sufficiency of any assignment, document, certificate or instrument delivered under any transaction document to convey any asset or thing of value upon the execution thereof. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will be insufficient to vest in the transferee good and marketable title, free and clear of any security interest.

Intellectual Properties

Prior to the effective time of the distribution, the parties agreed to cooperate in good faith to determine any domain names and other internet properties owned by Jacobs or any of its subsidiaries as of the effective time of the distribution that are primarily used or held for use in the operation of the SpinCo Business that should constitute SpinCo domains and internet properties.

The parties have agreed that prior to the closing, they will negotiate in good faith to enter into one or more licensing arrangements relating to certain owned or licensed intellectual property to be retained by Jacobs, which is utilized by the SpinCo Business in connection with providing services to third parties.

Consideration for the Transfer of Assets

Prior to the distribution, in partial consideration for the transfer of the SpinCo Assets to SpinCo in the contribution in exchange for the assumption of liabilities by SpinCo, (i) SpinCo will issue to Jacobs any additional shares of SpinCo common stock such that the number of shares of SpinCo common stock outstanding as of immediately prior to the effective time of the distribution is equal to the sum of the number of shares of SpinCo common stock necessary to effect the distribution and the retained shares and (ii) SpinCo (or an affiliate thereof identified by Jacobs) will transfer to the contributing subsidiary the SpinCo cash payment.

The amount of the SpinCo cash payment will be calculated in accordance with the separation and distribution agreement, and will be equal to $1.0 billion, subject to adjustment based on the levels of cash, debt and working capital in the SpinCo Business at closing.

Intercompany Accounts and Intercompany Agreements

Jacobs and Amentum have agreed that, no later than the effective time of the distribution, subject to certain limited exceptions (i) certain payables, receivables or other intercompany accounts between any member of the SpinCo group, on the one hand, and any member of the Jacobs group, on the other hand, existing prior to the effective time of the distribution, will be settled or eliminated and (ii) each contract between any member of the Jacobs group, on the one hand, and any member of the SpinCo group, on the other hand, will be settled or terminated effective as of the effective time of the distribution.

Conditions to the Distribution

Jacobs’ obligation to complete the distribution is subject to the satisfaction of the conditions set forth in the separation and distribution agreement (or waiver by Jacobs in its sole discretion, except the condition that the SEC has declared effective the Form 10, which may not be waived without Amentum’s written consent (not to be unreasonably withheld, conditioned or delayed) prior to the termination of the merger agreement), including, among others:

•

the declaration by the SEC of the effectiveness of the registration statement of which this information statement forms a part in accordance with the Exchange Act; there being no order suspending the effectiveness of the registration statement in effect, and there being no proceedings for such purposes instituted or threatened by the SEC;

•

the completion of the internal reorganization substantially in accordance with the separation step plan as set forth under the merger agreement (other than any steps that are expressly contemplated to occur at or after the distribution);

•	the SpinCo common stock increase and SpinCo making the SpinCo cash payment;

•

the delivery of one or more opinions from an independent appraisal firm to the Jacobs Board of Directors as to the solvency of SpinCo and the solvency and surplus of Jacobs, in each case after giving effect to the completion of the SpinCo financing, the SpinCo cash payment and the distribution, in each case, in a form and substance reasonably acceptable to Jacobs in its sole discretion, and such opinions will not have been withdrawn, rescinded or modified in any respect materially adverse to Jacobs;

•	the receipt by Jacobs of the distribution tax opinions;

•	the receipt by Jacobs and continuing validity of the IRS ruling (Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing);

•	the shares of SpinCo common stock to be distributed having been accepted for listing on the NYSE, subject to official notice of distribution;

•	the satisfaction of the closing conditions set forth in the merger agreement (see the section entitled “The Transactions—Merger Agreement—Conditions to the Merger”), other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be completed and those conditions that, by their nature, are to be satisfied substantially contemporaneously with the distribution and/or the merger, provided that such conditions are capable of being satisfied at such time; and

•

an irrevocable confirmation by Amentum to Jacobs that each condition to Amentum’s obligations to effect the merger has been satisfied (other than the condition requiring that the internal reorganization and the distribution and other transactions contemplated by the separation and distribution agreement be completed), will be satisfied at the time of the distribution and/or the merger, or has been waived by Amentum.

Shared Contracts

Jacobs and SpinCo will use commercially reasonable efforts for 12 months after the distribution date to separate any contracts with third parties that benefit both the SpinCo Business and the Jacobs Business, other than enterprise-wide contracts, contracts with respect to off-the-shelf software, any contract that provides for certain overhead and shared services or processes that are provided to, or used in, both the SpinCo Business and Jacobs Business or any contract that is subject to the project services agreement (collectively, the “shared contracts”), or take such other action as reasonably agreed between Jacobs and SpinCo, subject to certain limitations described in the separation and distribution agreement. If such shared contracts cannot be separated, then the parties will use commercially reasonable efforts to develop and implement arrangements (including subcontracting under the project services agreement) to pass along to the Jacobs group or the SpinCo group, as applicable, the benefits and liabilities of the portion of any such shared contract related to the Jacobs Business or the SpinCo Business, respectively.

Jacobs and Amentum will also cooperate in good faith to develop an appropriate mechanism pursuant to which, from and after the closing, each of Jacobs and SpinCo will continue to have access to their respective rights and benefits under specified framework agreements and, to the extent the consent or approval of any counterparty is required to implement such access mechanism, the parties will use their commercially reasonable efforts to obtain any such consent or approval.

Access to Information

Following the effective time of the distribution, each of SpinCo and Jacobs will, and will cause its subsidiaries to, deliver to the other party the books and records related to the SpinCo Business, which we refer to as the “SpinCo Business records,” or the books and records related to the Jacobs Business, which we refer to as the “Jacobs Business records,” as applicable, in accordance with the separation and distribution agreement and certain agreed procedures. Jacobs has the right to retain copies of any SpinCo Business records that Jacobs in good faith determines it or any of its subsidiaries is reasonably likely to need to access for bona fide business or legal purposes; provided that Jacobs will treat any retained copies as SpinCo confidential information (as defined in the separation and distribution agreement). SpinCo has the right to retain copies of any Jacobs Business records that SpinCo in good faith determines it or any of its subsidiaries is reasonably likely to need to access for bona fide business or legal purposes; provided that SpinCo will treat any retained copies as Jacobs confidential information (as defined in the separation and distribution agreement).

From and after the distribution date, each of SpinCo and Jacobs has agreed to use commercially reasonable efforts to maintain the SpinCo Business records in accordance with such party’s bona fide record retention policies and, subject to certain limitations described in the separation and distribution agreement, provide the other party and its representatives reasonable access to the SpinCo Business records relating to the periods prior to the closing for any reasonable purpose; provided that neither party will be required to provide the requesting party with access to any such party’s information technology systems to review any SpinCo Business records, unless otherwise provided in the other transaction documents. SpinCo has agreed to do the same with regard to the Jacobs Business records. In addition, each of the Jacobs and SpinCo agreed to use commercially reasonable efforts to hold the SpinCo Business records and the Jacobs Business records existing on the closing date and not to destroy or dispose of any thereof for a period of seven years from the closing date or such longer time as may be required by law, and thereafter, if it desires to destroy or dispose of such books and records not in accordance with its then current retention policy, to offer first in writing at least thirty days prior to such destruction or disposition to surrender them to the other party.

Until the end of the second Jacobs fiscal year following the distribution date, Jacobs and SpinCo are required to use commercially reasonable efforts to cooperate with the other’s books and records requests to enable (i) either party to disseminate earnings releases, financial statements and other internal procedures and in connection with any incurred cost submission audits, business system audits and other customer audits by a governmental authority for a period of seven years and (ii) either party’s accountants to timely complete their review of financial statements.

Guarantees

Each of Jacobs and SpinCo has agreed, from and after the distribution, to indemnify members of the other party’s group against any liabilities incurred by reason of or arising out of or in consequence of:

•

the members of the other party’s group issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation to the extent relating to the other party’s business (and in the case of SpinCo, the SpinCo entities);

•	any claim or demand for payment made on a member of the other party’s group with respect to any such guarantees;

•

any claim, action or other proceeding by any person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any such guarantees; and

•	any fees or expenses reasonably incurred in connection with any of the liabilities described in the preceding three bullets.

Release of Claims and Indemnification

Except as otherwise provided in any transaction document and subject to certain exceptions set forth in the separation and distribution agreement, each of Jacobs and SpinCo will release and forever discharge the other party and its affiliates and holders of equity interests from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the effective time of the distribution. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the effective time of the distribution pursuant to the separation and distribution agreement or any ancillary agreement.

The separation and distribution agreement contains certain cross-indemnities that, except as otherwise provided in the separation and distribution, are principally designed to place financial responsibility for the obligations and liabilities allocated to SpinCo under the separation and distribution with SpinCo and financial responsibility for the obligations and liabilities allocated to Jacobs under the separation and distribution with Jacobs. Specifically, Jacobs and SpinCo will indemnify, defend and hold harmless each member of the other party’s group and each of its directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, from any liabilities arising out of or due to:

i.	the liabilities or alleged liabilities each party assumed or retained pursuant to the separation and distribution agreement;

ii.

the failure of each party, any other member of its group or any other person to pay, perform or otherwise promptly discharge any liabilities assumed or retained pursuant to the separation and distribution agreement;

iii.

any breach by any member of each party’s group of (i) any transaction document after the effective time of the distribution (other than any transaction document that expressly contains indemnification provisions) or (ii) any covenant under the merger agreement that, by its terms, is to be performed after the effective time of the distribution; and

iv.

certain liabilities arising out of claims made by securityholders or lenders (i) in the case of indemnification by SpinCo, to the extent related to the SpinCo financing, including the use of information provided by Amentum in connection with the SpinCo financing or (ii) in the case of indemnification by Jacobs, to the extent related to the use of information relating to the Jacobs Business and provided by Jacobs in connection with the SpinCo financing.

SpinCo has also agreed to indemnify Jacobs for liabilities incurred in connection with obtaining certain licenses, permits and other governmental authorizations and approvals as required under the separation and distribution agreement (other than as a result of gross negligence, fraud or willful misconduct by any member of the Jacobs group).

Amentum Equityholder has agreed that, from the distribution until the date that is 12 months after the distribution date, it will indemnify SpinCo from all liabilities of each member of the SpinCo group and each of its directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing, relating to the Amentum leakage amount (as defined below).

Each party’s aforementioned indemnification obligations will be uncapped, provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium adjustments) received by the party being indemnified. The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the tax matters agreement.

Amentum Leakage Amount

The term “Amentum leakage amount” means the aggregate amount of any of the following occurring during the period commencing on September 30, 2023 and ending at the effective time of the merger (without any double counting), but, in each case, excluding any permitted leakage (as defined below):

•

any distribution (including by way of setoff against claims or in kind) of dividends, interim dividends, reserves, premiums or assets, declared, paid or made or any other distribution by Amentum or any of its subsidiaries (other than any such distribution to Amentum or any of its subsidiaries);

•	any asset transferred or assigned by Amentum or any of its subsidiaries to Amentum Equityholder, any of the Sponsors or their respective affiliates (other than Amentum or any of its subsidiaries);

•

any payment (in cash or in kind) declared, paid or made by Amentum or its subsidiaries, including with respect to any management fees, monitoring fees, service or directors’ fees or compensation, declared, paid or made to Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries);

•

any liability of Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries) that is incurred, assumed, indemnified or guaranteed by Amentum or any of its subsidiaries;

•

any repurchase, reimbursement, reduction, redemption, return of equity interests or capital made or paid by Amentum or any of its subsidiaries to Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or any of its subsidiaries);

•

any incurrence or payment of costs, fees and expenses incurred by Amentum or any of its wholly owned subsidiaries in connection with any transaction document to which Amentum or any of its subsidiaries is a party and the transactions, subject to certain exclusions described in the separation and distribution agreement;

•

any redemption, repayment, prepayment, purchase, forgiveness, repurchase, reimbursement or other satisfaction of any liability of or owed by Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries);

•

any waiver, discount, deferral, release or forgiveness of any liabilities that are owed by Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its owned subsidiaries) to Amentum or any of its subsidiaries or any claim against any of Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries);

•	any agreement to do any of the foregoing; or

•	any tax in respect of any payments or matters referred to in the foregoing.

The term “permitted leakage” means any of the following (without double counting):

•

any payment of management, monitoring or other fees or expenses reimbursable by Amentum or any of its subsidiaries to Amentum Equityholder, any Sponsor or any of their respective Affiliates (other than Amentum or its Subsidiaries) pursuant to certain scheduled arrangements and not exceeding an aggregate quarterly amount of $1,000,000;

•

any salary, commissions, bonuses or other compensation and employment benefits, the reimbursement of expenses (including any indemnification or related expense reimbursement), and any consultancy or director fees, in each case, to any officer, manager, director or other employee of or consultant to Amentum or any of its subsidiaries or to Amentum Equityholder, any Sponsor or any of their respective Affiliates, in each case which is made or incurred in the ordinary course of business pursuant to certain scheduled contracts;

•

any payment of any amount specifically and adequately accrued for in Amentum’s balance sheet as of September 30, 2023 (other than any costs, fees, expenses or payments owed to Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries));

•	any transactions solely between or among Amentum and any of its subsidiaries;

•	any payments or assumption or incurrence of any liability made after the date of the separation and distribution agreement at the written request, or with the prior written consent, of Jacobs;

•

any incurrence or payment of costs, fees or expenses incurred by Amentum or any of its subsidiaries in connection with any Amentum Related Financing (other than any costs, fees or expenses or payments owed to Amentum Equityholder, any Sponsor or any of their respective affiliates (other than Amentum or its subsidiaries)); and

•	any tax paid or incurred by Amentum or any of its subsidiaries in respect of any payments or matters referred to in the foregoing.

Insurance

The parties have agreed that certain claims made for insurance coverage under “claims made” and “occurrence” insurance policies (together the “liability policies”) will be transferred to SpinCo at or prior to the distribution. Nevertheless, from and after the distribution, the Jacobs group will cooperate with the SpinCo group (at the sole cost and expense of the SpinCo group) to pursue and settle claims for insurance related to such transferred claims under claims made policies or occurrence policies (referred to herein as the “transferred coverage”) and Jacobs will remit to SpinCo any payments received from insurers with respect to the transferred coverage.

The parties have agreed that following the effective time of the distribution:

•

Jacobs and its subsidiaries may amend, terminate or otherwise modify any of its insurance policies, provided that such amendment or termination is not done for the intended purpose of negating SpinCo’s benefit under the separation and distribution agreement;

•	SpinCo’s potential recovery with respect to any such insurance claim, and Jacobs’ assistance in respect thereof, will be limited by the terms and conditions of the applicable liability policy;

•

the SpinCo group will pay any deductible, self-insurance retention, quota share, co-insurance, or any other cost with respect to the applicable liability policies when due or reasonably requested by Jacobs;

•

Jacobs will have no obligation under the separation and distribution agreement with respect to, and SpinCo will have no rights to coverage under, any fronting policy, policy issued by a captive insurance carrier or any arrangement under which Jacobs is obligated to reimburse or indemnify the insurer;

•

Jacobs will engage counsel selected by SpinCo and will be entitled to be reimbursed by SpinCo for all reasonable and documented out-of-pocket costs, expenses and fees (including attorneys’ fees) incurred by Jacobs in the defense of such matter to the extent not covered by the liability policy, provided that the Jacobs group will not settle any such claim without the prior written consent of SpinCo (such consent not to be unreasonably withheld, conditioned or delayed); and

•	the SpinCo group will not settle, adjust or compromise any such claim without the prior written consent of Jacobs (such consent not to be unreasonably conditioned, withheld or delayed).

Jacobs and SpinCo have agreed that if any claim with respect to the transferred coverage is made by the SpinCo group under any of the liability policies, and the limits under the applicable liability policy are not sufficient to fund the claim in its entirety, the Jacobs group and the SpinCo group will allocate among themselves the remaining limits of the applicable liability policy to be paid for defense or indemnity in conjunction with such claim, in proportion to the amounts of such covered claims.

Term and Termination

The separation and distribution agreement will terminate simultaneously with a valid termination of the merger agreement prior to the effective time of the distribution. After the effective time of the distribution, the separation and distribution agreement may be terminated only by written agreement between SpinCo and Jacobs.

Transition Services Agreement

SpinCo and Jacobs will enter into a transition services agreement (the “transition services agreement”) pursuant to which SpinCo and Jacobs and their respective affiliates will provide each other, on an interim, transitional basis, various corporate or operational services. Upon its request, the party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

The services generally will commence on the distribution date and terminate no later than 24 months following the distribution date. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable early termination costs.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party as of the time of the act or omission giving rise to such liability pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental, consequential, punitive, exemplary or similar damages.

This summary is qualified in its entirety by the transition services agreement, the form of which is included as Exhibit 10.2 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Project Services Agreement

SpinCo and Jacobs will enter into a project services agreement (the “project services agreement”) to facilitate (i) continued collaboration between the SpinCo Business and the Jacobs Business for joint services to customers following the separation and distribution and (ii) transfer of benefits and burdens of any contracts that are SpinCo Business assets that are unable to be transferred to SpinCo or its applicable affiliates, and transfer of benefits and burdens of any contracts that are Jacobs Business assets held within the SpinCo group that are unable to be transferred to Jacobs or its applicable affiliates. The project services agreement provides a general framework for the foregoing arrangements, with details for ongoing joint service arrangements to be provided in work orders. The pricing for joint service arrangements will be set forth in each applicable work order.

The term of the project services agreement shall be for as long as any work order or contract subject to the project services agreement is ongoing, subject to certain early termination rights under limited circumstances without any early termination fee.

Subject to certain exceptions, the liabilities of each party providing services under the project services agreement will generally be limited to (i) in respect of each work order, the aggregate charges actually paid to such party by the other party and (ii) in respect of all obligations under the project services agreement, the aggregate charges actually paid to such party by the other party, in each case as of the time of the act or omission giving rise to such liability pursuant to the project services agreement. The project services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental, consequential, punitive, exemplary or similar damages.

This summary is qualified in its entirety by the project services agreement, the form of which is included as Exhibit 10.3 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Employee Matters Agreement

The following is a summary of the material provisions of the employee matters agreement. This summary is qualified in its entirety by the employee matters agreement, which is included as Exhibit 10.1 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

On November 20, 2023, we, Jacobs and Amentum entered into an employee matters agreement, which governs, among other things, the allocation of liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and related matters. In general, subject to certain specified exceptions, the employee matters agreement provides that, from and after the distribution, we will assume or retain, as applicable, all liabilities with respect to each SpinCo employee and former employees of the SpinCo Business, while Jacobs will assume or retain all liabilities with respect to employees and former employees of the Jacobs Business.

Under the employee matters agreement, we have agreed to provide each SpinCo employee, for one year following the distribution, with (i) no less favorable salaries, wage rates and short-term incentive opportunities, (ii) substantially comparable employee benefits in the aggregate (excluding long-term or equity-based incentive compensation, retention payments and non-recurring compensation payments and any defined benefit pension plans) and (iii) severance benefits that are no less favorable than the greater of (A) those provided by Jacobs and (B) those provided by Amentum.

The employee matters agreement provides that Jacobs will retain liabilities with respect to its U.S. tax-qualified defined benefit pension plans, unless otherwise required by law, and we will establish a tax-qualified defined benefit pension plan for the benefit of SpinCo employees in the United Kingdom who participated in an analogous Jacobs plan prior to the distribution. In addition, the employee matters agreement sets forth the allocation of assets and liabilities with respect to SpinCo employees in Jacobs’ non-qualified deferred compensation plans, including that we will establish a non-qualified deferred compensation plan that is substantially similar to Jacobs’ Executive Deferral Plan, which will assume all liabilities with respect to current and former SpinCo employees under Jacobs’ Executive Deferral Plan.

The employee matters agreement also provides for the treatment of Jacobs equity-based awards held by SpinCo employees and Transferring Directors prior to the separation and distribution. See the section entitled “The Transactions—Treatment of Jacobs Equity Awards Held by SpinCo Employees and Transferring Directors.”

Tax Matters Agreement

In connection with the Closing, SpinCo, Jacobs, Amentum and Amentum Equityholder will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the retention of records, the control of audits and other tax proceedings and other matters regarding taxes, including cooperation and information sharing with respect to tax matters (the “tax matters agreement”). The following summary of the tax matters agreement is not complete and is qualified in its entirety by the tax matters agreement, the form of which is included as Exhibit 10.4 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Allocation of Taxes

In general, under the tax matters agreement, Jacobs will be responsible for consolidated, combined or unitary federal, state and foreign income tax liabilities, SpinCo will be responsible for income tax liabilities reportable on a separate tax return of SpinCo and/or its subsidiaries (other than certain foreign taxes), and Jacobs and SpinCo will be responsible for non-income taxes attributable to their respective lines of business. Jacobs and SpinCo will each be responsible for 50% of any Transaction Transfer Taxes (as defined in the tax matters agreement). None of the parties’ obligations under the tax matters agreement will be limited in amount or subject to a cap.

Indemnification Obligations

The tax matters agreement generally provides for indemnification obligations between SpinCo, on the one hand, and Jacobs, on the other hand. In particular, SpinCo must indemnify Jacobs for (i) all taxes for which SpinCo is responsible as described above under “Allocation of Taxes” and (ii) all taxes and certain costs and expenses incurred in connection with such taxes resulting from the loss of the tax-free status (which means “Tax-Free Status” as defined in the tax matters agreement) of any of the transactions (other than the merger) where such loss of the tax-free status is caused by (1) any act or failure to act by SpinCo (after the merger), any member of the SpinCo group (after the merger), Amentum, Amentum’s subsidiaries, Amentum Equityholder or any of their respective affiliates, (2) any breach by SpinCo (after the merger), Amentum or Amentum Equityholder of any of their representations or covenants under the separation and distribution agreement, the merger agreement, the tax matters agreement or any other transaction document or the Tax Materials (as defined in the tax matters agreement), (3) the acquisition following the merger of SpinCo stock, stock of certain SpinCo subsidiaries, or the assets of the SpinCo group, (4) any negotiations, understandings, agreements or arrangements by SpinCo or any member of the SpinCo group (after the merger), Amentum, Amentum Equityholder or any of their respective affiliates that cause any of the Distributions (as defined in the tax matters agreement) to be treated as part of a Plan (as defined in the tax matters agreement) pursuant to which one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of SpinCo or certain subsidiaries of SpinCo, or (5) the amendment of the certificates of incorporation (or other organizational documents) or any other act by SpinCo or any member of the SpinCo group (after the merger), Amentum, Amentum Equityholder or any of their respective affiliates affecting the voting rights of any stock or stock rights of SpinCo or such SpinCo subsidiaries, except in each case to the extent the relevant transactions did not qualify for tax-free status at the time they were taken solely as a result of facts and circumstances pertaining to Jacobs existing as of immediately after the merger. For the avoidance of doubt, SpinCo will be subject to the foregoing indemnification obligations if the loss of the tax-free status of any of the transactions other than the merger is caused by the loss of tax-free status of the merger.

In addition, Jacobs must indemnify SpinCo for (i) all taxes for which Jacobs is responsible as described above under “Allocation of Taxes” and (ii) all taxes and certain costs and expenses incurred in connection with such taxes resulting from the loss of the tax-free status of any of the transactions (other than the merger) where such loss of the tax-free status is caused by (1) any act or failure to act by Jacobs or any of its subsidiaries, (2) any breach by Jacobs of any of its representations or covenants under the separation and distribution agreement, the merger agreement, the tax matters agreement or any other transaction document or the Tax Materials (as defined in the tax matters agreement), (3) the acquisition following the merger of Jacobs stock or the assets of Jacobs or any of its subsidiaries, or (4) any negotiations, understandings, agreements or arrangements by Jacobs or any of its subsidiaries that cause any of the Distributions (as defined in the tax matters agreement) to be treated as part of a Plan (as defined in the tax matters agreement) pursuant to which one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Jacobs. For the avoidance of doubt, Jacobs will be subject to the foregoing indemnification obligations if the loss of the tax-free status of any of the transactions other than the merger is caused by the loss of tax-free status of the merger. If the transactions fail to qualify for tax-free status, and the taxes resulting from such failure are indemnified or borne by Jacobs, SpinCo will be required to pay Jacobs all or a portion of the value of certain tax savings resulting from certain tax basis increases.

Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions

Jacobs, SpinCo, Amentum and Amentum Equityholder intend for the contribution and certain related transactions in the internal reorganization to qualify as generally tax-free to Jacobs under Sections 355 and 368(a)(1)(D) of the Code. Jacobs, SpinCo, Amentum and Amentum Equityholder intend for the distribution and any clean-up distribution also to qualify as generally tax-free to Jacobs’ shareholders under Section 355 of the Code (except with respect to the receipt of cash in lieu of fractional shares of SpinCo common stock). Jacobs, SpinCo, Amentum and Amentum Equityholder intend for the merger to qualify as tax-free to SpinCo, Amentum and Amentum Equityholder under Section 368(a) of the Code.

Jacobs expects to receive the distribution tax opinions, a merger tax opinion and the IRS ruling, and Amentum expects to receive a merger tax opinion. In connection with the foregoing opinions and the IRS ruling, SpinCo, Jacobs, Amentum and Amentum Equityholder, as applicable, have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters. Jacobs has received the IRS ruling, which is generally binding, unless the relevant facts or circumstances change prior to closing.

SpinCo and Amentum Equityholder also will agree to certain covenants that contain restrictions intended to preserve the intended tax treatment of the transactions. SpinCo or Amentum Equityholder, as applicable, may take certain actions prohibited by these covenants only if SpinCo or Amentum Equityholder, as applicable, requests that Jacobs obtain a private letter ruling from the IRS satisfactory to Jacobs in its sole and absolute discretion or provides Jacobs with an unqualified tax opinion satisfactory to Jacobs in its sole and absolute discretion, in each case, to the effect that such action would not jeopardize the intended tax treatment of the transactions, unless Jacobs waives such requirement.

During the time period ending two years after the date of the distribution these covenants will include specific restrictions providing that:

•	SpinCo will continue the active conduct of its trade or business and the trade or business of certain SpinCo subsidiaries;

•	SpinCo will not voluntarily dissolve or liquidate or permit certain SpinCo subsidiaries to voluntarily dissolve or liquidate;

•

SpinCo will not enter into, and will not permit certain SpinCo subsidiaries to enter into, any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of SpinCo (taking into account the stock acquired pursuant to the merger) or such SpinCo subsidiaries;

•	SpinCo will not engage in, or permit certain SpinCo subsidiaries to engage in, certain mergers or consolidations;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, sell, transfer or otherwise dispose of 30% or more of the gross assets of SpinCo, such subsidiaries, the SpinCo group (as defined in the separation and distribution agreement) or the active trade or business of SpinCo or certain SpinCo subsidiaries, subject to certain exceptions;

•	SpinCo will not, and will not permit certain SpinCo subsidiaries to, redeem or repurchase stock or rights to acquire stock;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, permit any shareholder of SpinCo or of such SpinCo subsidiaries to become a “controlling shareholder” within the meaning of Treasury Regulations Section 1.355-7;

•

SpinCo will not, and will not permit certain SpinCo subsidiaries to, amend their certificates of incorporation (or other organizational documents) or take any other action affecting the voting rights of any stock or stock rights of SpinCo or such SpinCo subsidiaries;

•

SpinCo will not, and will not permit any member of the SpinCo group to, take any other action that would, when combined with any other direct or indirect changes in ownership of SpinCo stock (including pursuant to the merger), have the effect of causing one or more persons to acquire stock representing 50% or more of the vote or value of SpinCo, or otherwise jeopardize the tax-free status of the transactions;

•	Amentum Equityholder will not, and will not permit its direct owners or its affiliates to, directly or indirectly acquire any stock of SpinCo and certain SpinCo subsidiaries; and

•

Amentum Equityholder will not, and will not permit its direct owners or its affiliates to, permit SpinCo or certain SpinCo subsidiaries to enter into any transaction or series of transactions (or any agreement, understanding, or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of SpinCo (taking into account the stock acquired pursuant to the merger) or such SpinCo subsidiaries.

As discussed above, SpinCo will generally agree to indemnify Jacobs and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution and distribution, the merger and certain other related transactions to the extent caused by any of the actions prohibited under the tax-related covenants described above. This indemnification will apply even if Jacobs has permitted SpinCo or Amentum Equityholder, as applicable, to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Registration Rights Agreement

Voting of Retained Shares

Jacobs will agree to vote any shares of SpinCo common stock that it retains in proportion to the votes cast by SpinCo’s other shareholders and is expected to grant SpinCo a proxy to vote Jacobs’ shares of SpinCo common stock in such proportion.

Registration Rights

SpinCo will enter into a registration rights agreement with Jacobs (the “registration rights agreement”), which will provide Jacobs with certain registration rights. This summary is qualified in its entirety by the registration rights agreement, the form of which is included as Exhibit 10.5 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Shelf registration rights

Upon the request of Jacobs from time to time, we are required to use reasonable best efforts to file a shelf registration statement (which shall be on Form S-3 if we are then eligible) at our expense with respect to the registrable securities, and Jacobs will be entitled to request a prospectus supplement or an amendment to such shelf registration statement with respect thereto. We will be required to use reasonable best efforts to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (i) the date as of which there are no longer any registrable securities and (ii) such shorter period as Jacobs may agree in writing. These shelf registration rights are subject to specified conditions and limitations.

Demand registration rights

If a shelf registration statement is not available, Jacobs will have the right to demand that we file up to three registration statements on Form S-3 (or on any other appropriate form under the Securities Act if Combined Co is not eligible to file a registration statement on Form S-3) within a 365-day period. These registration rights are subject to specified conditions and limitations, including limitations on the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to file such registration statement within 45 days in the case of a registration statement on Form S-3 or 60 days in the case of a registration statement on Form S-1 and use reasonable best efforts to effect the registration within 60 days after such filing.

Underwritten Offering

Jacobs will have the right to specify that the sale of some or all of the registrable securities subject to such shelf registration statement or demand registration statement is to be conducted through an underwritten offering, and shall have the right to select (with Combined Co’s consent) the managing underwriters to administer such underwritten offering. These rights are subject to specified conditions and limitations.

Piggyback registration rights

If we propose to register any shares of our common stock under the Securities Act either for our own account or for the account of any other person, then Jacobs will be entitled to notice of the registration and will be entitled to include their registrable securities (or a portion thereof) in such registration. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares of issued and outstanding common stock included in any such registration under specified circumstances.

Expenses and indemnification

We will pay all reasonably incurred, out-of-pocket registration and filing fees, printing costs and fees and expenses of our and Jacobs’ legal counsel, accountants and certain expenses of underwriters, except as otherwise provided in the registration rights agreement. The registration rights agreement will include customary indemnification provisions with respect to Jacobs’ registration rights, including indemnification of Jacobs and its stockholders, by us for certain losses, claims, damages, liabilities, actions or proceedings and expenses in respect thereof.

Information Rights

The registration rights agreement sets forth certain information rights granted to Jacobs.

Stockholders Agreement

SpinCo will enter into a stockholders agreement with Amentum Equityholder (the “stockholders agreement”). The stockholders agreement, as further described below, will contain provisions related to the composition of our Board of Directors, the committees of our Board of Directors, certain registration rights and our corporate governance. The following is a summary of the material provisions of the stockholders agreement. This summary is qualified in its entirety by the stockholders agreement, the form of which is included as Exhibit 10.6 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Director Nomination

Under the stockholders agreement, Amentum Equityholder and certain affiliated transferees upon execution of a joinder agreement to the stockholders agreement (individually or collectively as the context may require, “Sponsor Stockholder”) will be entitled to designate a certain number of nominees that the Board of Directors shall nominate for the annual stockholder election to the Board of Directors of Combined Co. The number of nominees depends on how many shares of our issued and outstanding common stock Sponsor Stockholder beneficially owns in the aggregate. Specifically, assuming a Board of Directors of Combined Co size of 13 directors: For so long as Sponsor Stockholder beneficially owns, in the aggregate, at least 25.1% of our issued and outstanding shares of common stock, Sponsor Stockholder will be entitled to designate five director nominees; for so long as Sponsor Stockholder beneficially owns, in the aggregate, less than 25.1% but at least 15% of our issued and outstanding shares of common stock, Sponsor Stockholder will be entitled to designate three director nominees; for so long as Sponsor Stockholder beneficially owns, in the aggregate, less than 15% but at least 5% of our issued and outstanding shares of common stock, Sponsor Stockholder will be entitled to designate one director nominee. If the Board of Directors of Combined Co consists of a number of directors other than 13, then the number of individuals Sponsor Stockholder is entitled to nominate, if any, will be adjusted to be 5/12ths of the number of directors constituting the Board of Directors of Combined Co at any time Sponsor Stockholder beneficially owns at least 25.1% of our issued and outstanding shares of common stock, 1/4th of the number of directors constituting the Board of Directors of Combined Co at any time Sponsor Stockholder beneficially owns at least 15% but less than 25.1% of our issued and outstanding shares of common stock or 1/12th of the number of directors constituting the Board of Directors of Combined Co at any time Sponsor Stockholder beneficially owns at least 5% but less than 15% of our issued and outstanding shares of common stock, in each case, rounded down to the nearest whole number, provided that, prior to the Fallaway Date, if rounding down would otherwise result in Sponsor Stockholder being entitled to designate a total of zero director nominees on the Board of Directors of Combined Co, such adjustment will instead be rounded up to one director nominee. For the absence of doubt, in no event will Sponsor Stockholder be entitled to designate more than 5/12ths of the number of directors on the Board of Directors of Combined Co. From and after the Fallaway Date, Sponsor Stockholder will no longer be entitled to nominate any individuals to the Board of Directors of Combined Co. So long as Sponsor Stockholder holds at least 25.1% of our issued and outstanding shares of common stock, two of Sponsor Stockholder’s designees must qualify as independent under both the NYSE listing standards and applicable rules promulgated under the Exchange Act, and with respect to such Sponsor Stockholder’s designees’ current or contemplated service on the Audit Committee or Compensation Committee, such director must qualify under any applicable heightened requirements to qualify as an “independent director” under the NYSE listing standards and applicable rules promulgated under the Exchange Act for purposes of serving as a member of such committee or committees. For the avoidance of doubt, after the Standstill Termination (as defined below), for so long as Sponsor Stockholder beneficially owns any of our issued and outstanding common stock, Sponsor Stockholder may still nominate candidates for election to the Board of Directors pursuant to the advance notice procedures and requirements applicable to all Combined Co stockholders that will be established in our amended and restated bylaws. See “Description of Capital Stock—Advance Notice Requirements for Shareholder Proposals and Director Nominations.”

Corporate Opportunities and Indemnification

Our amended and restated certificate of incorporation and the stockholders agreement will renounce any interest or expectancy in specified business opportunities or specified classes or categories of business opportunities, such that a director or officer of our company who also serves as a director, officer, employee, equityholder or partner of Sponsor Stockholder or its affiliates may pursue certain business opportunities of which they become aware, unless such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of Combined Co. See the section entitled “Description of Capital Stock—Corporate Opportunity.” It also will specify that we will provide indemnification and advance the expenses of each Sponsor Stockholder, each Sponsor and each of their respective affiliates, and each of the foregoing’s respective officers, directors, employees, equityholders and partners, and each SpinCo director designated by Sponsor Stockholder for election to the Board of Directors for any claim arising from their actions as SpinCo stockholders or controlling persons.

Consent Rights of Sponsor Stockholder

Under the stockholders agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws, and applicable law, prior to the third anniversary of the effective date of the merger, neither we nor any of our subsidiaries may, without the prior written consent of Sponsor Stockholder, amend our amended and restated certificate of incorporation or amended and restated bylaws to provide the stockholders of Combined Co with proxy access rights.

Transfer Restrictions

Under the stockholders agreement, until the first anniversary of the effective date of the stockholders agreement, the Sponsor Stockholder may not transfer any of our issued and outstanding common stock owned by Sponsor Stockholder (collectively, and subject to customary exceptions, the “registrable securities”), except to any equityholder of Sponsor Stockholder who is a current or former member of management of Amentum or any of its subsidiaries, to certain affiliates of Sponsor Stockholder in connection with the disposal by Sponsor Stockholder of substantially all registrable securities, or to any person in a transaction approved by a majority of our Board of Directors (including at least one director proposed by Jacobs) (such restrictions, the “Transfer Restrictions”).

Standstill

Sponsor Stockholder will be subject to certain customary standstill restrictions, including certain restrictions on, among other things, acquiring Combined Co common stock, engaging in solicitations of Combined Co stockholders, and nominating candidates for election to the Board of Directors (except as otherwise provided above), until the earlier of (a) the date Sponsor Stockholder is no longer entitled to designate an individual for election to the Board of Directors and (b) the occurrence of certain change of control events involving SpinCo (such earlier time, the “Standstill Termination”); provided that notwithstanding the general Standstill Termination, the standstill restriction on acquiring or seeking to acquire additional issued and outstanding shares of our common stock or other voting securities of SpinCo will terminate on the day after the second anniversary of the closing date.

Registration Rights

The stockholders agreement will provide Sponsor Stockholder with certain registration rights.

Shelf registration rights

Upon the request of Sponsor Stockholder from time to time, we are required to use reasonable best efforts to file a shelf registration statement (which shall be on Form S-3 if we are then eligible) at our expense with respect to the registrable securities, and Sponsor Stockholder will be entitled to request a prospectus supplement or an amendment to such shelf registration statement with respect thereto. We will be required to use reasonable best efforts to keep such shelf registration statement continuously effective under the Securities Act until the earlier of (i) the date as of which there are no longer any registrable securities and (ii) such shorter period as Sponsor Stockholder may agree in writing. These shelf registration rights are subject to specified conditions and limitations.

Demand registration rights

At any time after the expiration of the Transfer Restrictions if a shelf registration statement is not available, Sponsor Stockholder will have the right to demand that we file up to three registration statements on Form S-3 (or on any other appropriate form under the Securities Act if Combined Co is not eligible to file a registration statement on Form S-3) within a 365-day period. These registration rights are subject to specified conditions and limitations, including limitations on the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to file such registration statement within 45 days in the case of a registration statement on Form S-3 or 60 days in the case of a registration statement on Form S-1 and use reasonable best efforts to effect the registration within 60 days after such filing.

Underwritten Offering

After the expiration of the Transfer Restrictions, Sponsor Stockholder will have the right to specify that the sale of some or all of the registrable securities subject to such shelf registration statement or demand registration statement is to be conducted through an underwritten offering, and shall have the right to select (with Combined Co’s consent) the managing underwriters to administer such underwritten offering. These rights are subject to specified conditions and limitations.

Piggyback registration rights

At any time after the expiration of the Transfer Restrictions, if we propose to register any shares of our common stock under the Securities Act either for our own account or for the account of any other person, then Sponsor Stockholder will be entitled to notice of the registration and will be entitled to include their registrable securities (or a portion thereof) in such registration. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares of issued and outstanding common stock included in any such registration under specified circumstances.

Expenses and indemnification

We will pay all reasonably incurred, out-of-pocket registration and filing fees, printing costs and fees and expenses of our and each Sponsor Stockholder’s legal counsel, accountants and certain expenses of underwriters, except as otherwise provided in the stockholders agreement. The stockholders agreement will include customary indemnification provisions with respect to Sponsor Stockholder’s registration rights, including indemnification of Sponsor Stockholder and its equityholders, by us for certain losses, claims, damages, liabilities, actions or proceedings and expenses in respect thereof.

Information Rights

The stockholders agreement sets forth certain information rights granted to Sponsor Stockholder.

Indemnification Agreements

In connection with closing, we expect to enter into indemnification agreements with our directors and certain officers, the form of which is included as Exhibit 10.10 to the registration statement of which this information statement forms a part and is incorporated by reference herein.

Management Consulting Agreement

On January 31, 2020, in connection with the purchase of the Management Services business of AECOM by Amentum Equityholder and the formation of Amentum as the parent holding company of the acquired business, Amentum, through its wholly owned subsidiaries, entered into a management consulting agreement (the “management consulting agreement”) with American Securities LLC and Lindsay Goldberg, pursuant to which American Securities LLC and Lindsay Goldberg provide certain management and advisory services to Amentum. In accordance with the terms of the management consulting agreement, Amentum is required to pay an annual management fee to American Securities LLC and Lindsay Goldberg and reimburse certain expenses incurred by them in connection with performing their respective services, and American Securities LLC and Lindsay Goldberg may charge a fee for services rendered in connection with certain transactions consummated by Amentum. Fees that become payable under the management consulting agreement are shared ratably by American Securities LLC and Lindsay Goldberg based on the equity interests in Amentum owned by their respective affiliates at the time of payment. The management consulting agreement also includes customary indemnification provisions in favor of American Securities LLC and Lindsay Goldberg. During the last three fiscal years, Amentum paid to American Securities LLC and Lindsay Goldberg, collectively, (i) an annual management fee of $4.0 million in each of the fiscal years ended September 29, 2023, September 30, 2022 and October 1, 2021, (ii) a fee of $13.7 million in the fiscal year ended September 30, 2022 for services rendered in connection with Amentum’s acquisition of PAE and (iii) a fee of $7.9 million in the fiscal year ended October 1, 2021 for services rendered in connection with Amentum’s acquisition of DynCorp. For the nine months ended June 28, 2024, Amentum incurred $3.0 million in management fees payable to American Securities LLC and Lindsay Goldberg, collectively. The management consulting agreement will terminate pursuant to its terms upon consummation of the transactions.

Policies and Procedures for Approval of Related Persons Transactions

We expect our Board of Directors to adopt a written related person transaction policy, to be effective upon consummation of the merger, setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect interest. In reviewing and approving or disapproving any such transactions, our Audit Committee or other independent committee of the Board of Directors will be required to consider all relevant facts and circumstances as appropriate, including, but not limited to, the purpose of the transaction, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction with an unrelated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. All such approved transactions must be ratified by the Audit Committee or other independent committee of the Board of Directors, taking into account the foregoing considerations. All of the transactions described in this section occurred prior to the adoption of this policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the separation and distribution and the merger to “U.S. holders” (as defined below) of Jacobs common stock. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder, and judicial and administrative interpretations of those authorities, in each case, as in effect as of the date of this information statement, all of which may change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion assumes that the separation and distribution and the merger, together with certain related transactions, were or will be consummated in accordance with the separation and distribution agreement, the merger agreement and the other agreements related to the transactions and as described in this information statement.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Jacobs common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (1) its administration is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

This discussion addresses only the consequences to U.S. holders of shares of Jacobs common stock who hold their shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder of Jacobs common stock in light of that shareholder’s particular circumstances, nor does it address any tax consequences to shareholders subject to special treatment under the U.S. federal income tax laws, including but not limited to:

•	dealers or brokers in securities, commodities or foreign currencies;

•	tax-exempt organizations;

•	banks, financial institutions, or insurance companies;

•	real estate investment trusts, regulated investment companies, mutual funds or grantor trusts;

•	traders in securities that elect mark-to-market treatment;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes and their partners and investors;

•	individual retirement and other tax-deferred accounts and holders who hold Jacobs stock in any such account;

•	certain former citizens or long-term residents of the United States;

•	persons who are not U.S. holders;

•	holders who at any time own or owned (directly, indirectly or constructively) 5% or more of Jacobs common stock (by vote or value);

•	holders that have a functional currency other than the U.S. Dollar;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	holders who acquired Jacobs common stock pursuant to the exercise of employee stock options or similar derivative securities otherwise as compensation; or

•	holders who own Jacobs common stock as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction.

This discussion does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor does it address any tax consequences arising under the corporate book minimum tax, the stock buyback tax of the Inflation Reduction Act of 2022 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any regulations or practices adopted in connection with any such agreement). Moreover, this discussion does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences, any considerations under any alternative minimum tax or any considerations under U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Jacobs common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Jacobs common stock should consult such partner’s own tax advisor regarding the tax consequences of the separation and distribution and the merger.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR JACOBS SHAREHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SEPARATION AND DISTRIBUTION AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

IRS Ruling and Distribution Tax Opinions

The consummation of the separation and distribution is conditioned upon, among other things, the receipt by Jacobs of the IRS ruling and the distribution tax opinions, which ruling continues to be valid and in full force and effect. Jacobs has received the IRS ruling. The IRS ruling is, and the distribution tax opinions will be, based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Jacobs, SpinCo, Amentum and Amentum Equityholder, including facts, assumptions, representations, statements and undertakings relating to the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations and statements are or become inaccurate or incomplete, or if any such undertaking is not complied with, Jacobs may not be able to rely on the IRS ruling or the distribution tax opinions, and the conclusions reached therein could be jeopardized.

Notwithstanding Jacobs’ receipt of the IRS ruling and the opinions, the IRS could determine on audit that the distribution or certain related transactions are taxable for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements and undertakings upon which the ruling and the opinions were based are incorrect or have been violated, or if it disagrees with any of the conclusions in the opinions. In addition, the IRS ruling does not address all of the issues that are relevant to determining whether the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. Accordingly, notwithstanding Jacobs’ receipt of the IRS ruling and the distribution tax opinions, we cannot assure you that the IRS will not assert that the distribution or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes, or that a court would not sustain such a challenge. These distribution tax opinions will be based on, among other things, certain representations and assumptions made by Jacobs, SpinCo, Amentum and Amentum Equityholder. The failure of any representation or assumption to be true, correct and complete could adversely affect the validity of the opinions. The distribution tax opinions will represent the advisors’ best judgment and will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions. In addition, the distribution tax opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect.

Treatment of the Separation and Distribution

If Jacobs receives the distribution tax opinions, and the IRS ruling continues to be valid and in full force and effect, then, for U.S. federal income tax purposes, it is expected that:

•

subject to the discussion below regarding Section 355(e) of the Code, Jacobs will not recognize income, gain or loss on the separation and distribution, except for any taxable income or gain with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by Jacobs under Treasury Regulations relating to consolidated federal income tax returns;

•

except with respect to the receipt of cash in lieu of fractional shares of SpinCo common stock, U.S. holders of Jacobs common stock will not recognize income, gain or loss on the receipt of SpinCo common stock in the distribution or in any clean-up distribution;

•

a U.S. holder’s aggregate tax basis in its shares of Jacobs common stock and SpinCo common stock (including any fractional shares deemed received, as described below) immediately after the distribution will be the same as the aggregate tax basis of the shares of Jacobs common stock held by the U.S. holder immediately before the distribution, allocated between such shares of Jacobs common stock and SpinCo common stock in proportion to their relative fair market values; and

•

a U.S. holder’s holding period in the SpinCo common stock received in the distribution (including any fractional shares deemed received, as described below) will include the holding period of the Jacobs common stock with respect to which such SpinCo common stock was received.

If Jacobs undertakes any clean-up distribution, for U.S. federal income tax purposes, the aggregate tax basis of the shares of Jacobs common stock and SpinCo common stock (including any fractional shares deemed received, as described below) distributed in the clean-up distribution, in the hands of each U.S. holder immediately after the clean-up distribution, will be the same as the aggregate tax basis of the shares of Jacobs common stock held by such holder immediately before the clean-up distribution, allocated between such shares of Jacobs common stock and SpinCo common stock in proportion to their relative fair market values immediately following the clean-up distribution. In that event, each U.S. holder’s holding period in the SpinCo common stock received in the clean-up distribution will include the holding period of the shares of Jacobs common stock with respect to which the SpinCo common stock were received.

U.S. holders that have acquired different blocks of Jacobs common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and the holding period of, the SpinCo common stock received in the distribution or any clean-up distribution.

A U.S. holder that receives cash in lieu of a fractional share of SpinCo common stock in the distribution or in any clean-up distribution will generally be treated as having received such fractional share pursuant to the distribution or clean-up distribution, as applicable, and then as having sold such fractional share for cash. Taxable gain or loss will be recognized in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the U.S. holder’s tax basis in the fractional share, as described above. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for its SpinCo common stock, as described above, exceeds one year at the effective time of the distribution or clean-up distribution, as applicable. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations under the Code.

If the distribution were determined not to qualify as a transaction described in Section 355 of the Code, Jacobs would generally be subject to tax as if it sold the SpinCo common stock in a taxable transaction, which could result in significant tax to Jacobs. Jacobs would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of the shares of SpinCo common stock distributed in the distribution (or in any clean-up distribution) over (ii) Jacobs’ aggregate tax basis in such shares of SpinCo common stock. In addition, each U.S. holder who receives SpinCo common stock in the distribution (or in any clean-up distribution) would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the SpinCo common stock received by the U.S. holder in the distribution (or in any clean-up distribution). In general, such distribution or clean-up distribution would be taxable as a dividend to the extent of Jacobs’ current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the distribution or clean-up distribution exceeds such earnings and profits, the distribution or clean-up distribution would generally constitute a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its shares of Jacobs common stock, with any remaining amount of the distribution or clean-up distribution taxed as capital gain. A U.S. holder would have a tax basis in its shares of SpinCo common stock equal to their fair market value. Certain U.S. holders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction and extraordinary dividends.

Even if the contribution and certain related transactions in the internal reorganization otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, and the distribution otherwise qualifies as a transaction described in Section 355 of the Code, the distribution (or prior steps of the internal reorganization) would be taxable to Jacobs (but not to its U.S. holders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Jacobs or SpinCo, directly or indirectly (including through acquisitions of SpinCo common stock after the completion of the merger), as part of a plan or series of related transactions that includes the distribution. Further, for purposes of this test, the merger will be treated as part of a plan that includes the distribution, but it is expected that the merger, standing alone, will not cause the distribution to be taxable to Jacobs under Section 355(e) of the Code because Jacobs’ shareholders will own at least 50.1% of the common stock of SpinCo immediately following the merger. Current law generally creates a presumption that any direct or indirect acquisition of stock of Jacobs or SpinCo within two years before or after the distribution is part of a plan that includes the distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. If the IRS were to determine that direct or indirect acquisitions of stock of Jacobs or SpinCo, either before or after the merger, were part of a plan that includes the distribution, such determination could cause Section 355(e) of the Code to apply to the distribution, which could result in the recognition of significant taxable gain by Jacobs (but not by Jacobs’ shareholders) under Section 355(e) of the Code. In connection with the IRS ruling and the distribution tax opinions, Jacobs, SpinCo, Amentum and Amentum Equityholder have represented or will represent that the distribution is not part of any such plan or series of related transactions.

Under the tax matters agreement that SpinCo will enter into with Jacobs, Amentum and Amentum Equityholder, SpinCo generally will be required to indemnify Jacobs for any taxes incurred by Jacobs that arise as a result of SpinCo or Amentum Equityholder taking or failing to take, as the case may be, certain actions that result in the distribution and certain related transactions failing to qualify as tax-free for U.S. federal income tax purposes. If the transactions were to be taxable to Jacobs or SpinCo, the liability for payment of such tax by Jacobs or SpinCo, as applicable, including pursuant to the indemnification provisions of the tax matters agreement, could have a material adverse effect on Jacobs or SpinCo, as the case may be. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with Jacobs—Tax Matters Agreement.”

Treatment of the Merger

The obligations of Jacobs, SpinCo, Amentum and Amentum Equityholder to consummate the merger are conditioned on the IRS ruling continuing to be valid and in full force and effect and Jacobs’ and Amentum’s receipt of the merger tax opinions from their tax counsel, Wachtell Lipton and Cravath, respectively, in each case, to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain representations and assumptions made by Jacobs, SpinCo, Amentum and Amentum Equityholder. The failure of any representation or assumption to be true, correct and complete could adversely affect the validity of the opinions. The merger tax opinions will represent counsel’s judgment and will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in such opinions. In addition, the merger tax opinions will be based on current law, and cannot be relied on if current law changes with retroactive effect.

Immediately following the distribution, Amentum will merge with and into SpinCo, with SpinCo as the surviving entity, in the merger. The issuance of SpinCo common stock in the merger is not expected to have any U.S. federal income tax consequences for SpinCo or U.S. holders that receive SpinCo common stock in the distribution.

Backup Withholding and Information Reporting

Payments of cash to U.S. holders in lieu of fractional shares of SpinCo common stock may be subject to information reporting and backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION AND THE MERGER TO CERTAIN U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION PURPOSES ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION AND THE MERGER OR TAX CONSEQUENCES THAT MAY ARISE UNDER ANY APPLICABLE U.S. FEDERAL NON-INCOME, STATE OR LOCAL OR NON-U.S. TAX LAWS, OR THAT MAY APPLY TO PARTICULAR HOLDERS OR CATEGORIES OF HOLDERS. EACH JACOBS SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SEPARATION AND DISTRIBUTION AND THE MERGER TO THEM, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Overview

In connection with the entry into the merger agreement, SpinCo entered into the SpinCo Commitment Letter with JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada and certain other financial institutions. Pursuant to the SpinCo Commitment Letter, the financial institutions party thereto severally agreed to provide to the SpinCo Borrower, subject to certain customary conditions, a new senior secured first lien term loan facility in U.S. dollars in an aggregate principal amount of $1,130,000,000, the proceeds of which would be used by SpinCo to pay the SpinCo cash payment and to pay the fees, premiums, expenses and other transaction costs incurred in connection with the SpinCo term facility and the related transactions. We do not expect to fund the SpinCo financing pursuant to these commitments and, instead, definitive documentation providing for the SpinCo term facility is expected to be negotiated and executed at the closing of the transactions (including in connection with the Amentum refinancing transactions (as defined below)) and, to the extent such documentation is in effect after the closing of the transactions, will be filed as an exhibit to a Current Report on Form 8-K in connection with the closing of the transactions.

The SpinCo term facility would be documented and incurred under a standalone credit agreement to be entered into among the borrower (which will be SpinCo if the Amentum refinancing transactions are being consummated, and otherwise will be the SpinCo Borrower), the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto. If the Amentum refinancing transactions are not consummated, following the consummation of the merger, the SpinCo term facility would be expected to be established and documented as an incremental term facility under the first lien credit agreement dated as of January 31, 2020, as amended (the “existing Amentum first lien credit agreement”), among Amentum, Amentum Holdings LLC, Amentum Government Services Holdings LLC (the “Amentum Borrower”), Amentum N&E Holdings LLC (the “Amentum Co-Borrower”), the borrowing subsidiaries from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Upon the establishment and documentation of the SpinCo term facility as an incremental term facility under the existing Amentum first lien credit agreement (the “incremental facility designation”), the separate credit agreement that would be entered into by SpinCo and the SpinCo Borrower prior to the consummation of the merger, together with all guarantee and collateral documentation related thereto, would be replaced and superseded by the existing Amentum first lien credit agreement and the guarantee and collateral documentation related thereto. In the event the Amentum refinancing transactions are not consummated and the SpinCo term facility is not established and documented as an incremental term facility under the existing Amentum first lien credit agreement as described above, the SpinCo term facility would remain outstanding under the separate credit agreement referred to above, which would have the terms described in the SpinCo Commitment Letter and be substantially similar to those described below in respect of the existing Amentum first lien credit agreement.

The SpinCo term facility would be guaranteed by SpinCo and each material wholly owned restricted subsidiary of SpinCo (other than the SpinCo Borrower) that is a domestic subsidiary of SpinCo, subject to customary exceptions (including, entities that become such domestic subsidiaries of SpinCo as a result of the merger, the “SpinCo Guarantors” and, together with the SpinCo Borrower, the “SpinCo Loan Parties”), and secured by substantially all tangible and intangible assets of the SpinCo Loan Parties on a first lien basis (the “SpinCo facility collateral”). Upon the consummation of the merger and the related transactions, SpinCo and its subsidiaries would become guarantors under, and provide collateral to secure the obligations under, the existing Amentum credit agreements (as defined below) (the “Amentum credit agreement accession”). The SpinCo facility collateral would then secure the obligations under the existing Amentum first lien credit agreement and the Second Lien Term Loan Agreement dated as of January 31, 2020, as amended (the “existing Amentum second lien credit agreement” and, together with the existing Amentum first lien credit agreement, the “existing Amentum credit agreements”), among Amentum, Amentum Holdings LLC, the Amentum Borrower, the Amentum Co-Borrower, the lenders from time to time party thereto and Royal Bank of Canada, as administrative agent and collateral agent. Upon the Amentum credit agreement accession, the SpinCo facility collateral would be equal in priority with the liens on the collateral securing the obligations under the existing Amentum first lien credit agreement, and would be senior in priority to the liens on the collateral securing the obligations under the existing Amentum second lien credit agreement.

In addition, in connection with the entry into the merger agreement, Amentum entered into a commitment letter with JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada and certain other financial institutions (the “Amentum Commitment Letter” and, together with the SpinCo Commitment Letter, the “Commitment Letters”). Pursuant to the Amentum Commitment Letter, the financial institutions party thereto severally agreed to increase their revolving credit commitments under the Amentum first lien credit agreement by an aggregate amount of $150,000,000 (the “incremental revolving facility”). The incremental revolving facility would be available on a revolving basis on and after the closing date for working capital needs and other general corporate purposes, on the same terms and conditions as the revolving facility (as defined below).

The obligations of the financial institutions under each of the Commitment Letters are subject to customary conditions.

The following in “—Credit Facilities (Assuming No Amentum Refinancing)” is a description of the principal terms and provisions of the existing Amentum credit agreements as in effect on the date hereof and of the SpinCo term facility and the incremental revolving facility that would be established and documented as incremental facilities under the existing Amentum first lien credit agreement as contemplated by the provisions of the Commitment Letters as in effect on the date hereof, assuming the Amentum refinancing transactions are not consummated. However, in connection with the transactions, Amentum currently expects to complete the Amentum refinancing transactions substantially concurrently with the consummation of the merger, as described below, and so currently expects to refinance the existing Amentum credit agreements as part of the new Amentum credit agreement and replace or separately document the SpinCo term facility as part of the new SpinCo credit agreement, as further described under “—The Amentum Refinancing Transactions.” On July 30, 2024, Amentum Escrow Corporation, a Delaware corporation and newly formed wholly-owned indirect subsidiary of Amentum, priced $1.0 billion aggregate principal amount of its 7.250% Senior Notes due 2032 in a private transaction in reliance upon exemptions from the registration requirements of the Securities Act. The notes offering closed on August 13, 2024. In addition, SpinCo and Amentum have syndicated and, substantially concurrently with the consummation of the transactions, SpinCo expects to enter into the new Amentum credit agreement consisting of the new Amentum credit facilities. In the event the Amentum refinancing transactions are consummated, it is expected that SpinCo, rather than SpinCo Borrower, would be the borrower under the SpinCo term facility.

The material terms of the credit facilities described in “—Credit Facilities (Assuming No Amentum Refinancing)” below assume the Amentum refinancing transactions are not consummated in connection with the closing of the transactions. The material terms of the Amentum notes and the new Amentum credit agreement described in “—The Amentum Refinancing Transactions” below assume the Amentum refinancing transactions are consummated. In each case, the actual aggregate size and the individual tranche size of the credit facilities, the interest rates and other material terms are based on our current expectations and may change based on future market conditions and refinancing and amendment opportunities. Definitive documentation related to any material indebtedness of Amentum, including the incremental revolving facility or the new Amentum credit agreement and the indenture that will govern the Amentum notes, as applicable, will be filed by the Company as an exhibit to a Current Report on Form 8-K in connection with the closing of the transactions to the extent such documentation is in effect after the closing of the transactions.

Credit Facilities (Assuming No Amentum Refinancing)

Prior to the merger, SpinCo Borrower would obtain the SpinCo term facility in an aggregate principal amount of $1.13 billion, the proceeds of which would be used by SpinCo to pay the SpinCo cash payment and to pay the fees, premiums, expenses and other transaction costs incurred in connection with the SpinCo term facility and the related transactions. The full amount of the SpinCo term facility must be borrowed in a single drawing on the closing date, and repayments and prepayments of such amounts may not be reborrowed.

Under the existing Amentum first lien credit agreement, (a) on January 31, 2020, the Amentum Borrower and the Amentum Co-Borrower borrowed a senior secured first lien term loan facility in U.S. dollars in an initial aggregate principal amount of $1.09 billion (the “first lien tranche 1 term facility”) and (b) on February 15, 2022, the Amentum Borrower borrowed a senior secured first lien term loan facility in U.S. dollars in an initial aggregate principal amount of $2.266 billion (the “first lien tranche 3 term facility” and, together with the first lien tranche 1 term facility and the SpinCo term facility, the “existing first lien term facilities”).

The existing Amentum first lien credit agreement also provides for a senior secured first lien revolving credit facility, available in U.S. dollars and certain permitted alternative currencies (the “revolving facility”). The committed amount of the revolving facility as of the date hereof is $350 million, and, after the effectiveness of the incremental revolving facility, the committed amount of the revolving facility would be $500 million as of the closing date. A portion of the revolving facility is available for the issuance of letters of credit in U.S. dollars and certain permitted alternative currencies.

Under the existing Amentum second lien credit agreement, (a) on January 31, 2020, the Amentum Borrower and the Amentum Co-Borrower borrowed a senior secured second lien term loan facility in U.S. dollars in an initial aggregate principal amount of $335 million (the “second lien tranche 1 term facility”) and (b) on February 15, 2022, the Amentum Borrower borrowed a senior secured second lien term loan facility in U.S. dollars in an initial aggregate principal amount of $550 million (the “second lien tranche 2 term facility” and, together with the second lien tranche 1 term facility, the “existing second lien term facilities”; the existing second lien term facilities, together with the existing first lien term facilities, the “existing term facilities”).

As of June 28, 2024 and September 29, 2023, approximately $3.27 billion and $3.29 billion, respectively, were outstanding under the existing first lien term facilities and $735.0 million and $885.0 million, respectively, were outstanding under the existing second lien term facilities, with no amounts borrowed under the revolving facility as of both dates.

The first lien tranche 1 term facility will mature on January 31, 2027, the first lien tranche 3 term facility will mature on February 15, 2029 and the SpinCo term facility would mature on the date that is seven years after the closing date. The first lien tranche 1 term facility amortizes in equal quarterly installments that began on September 30, 2020, in aggregate annual amounts equal to 1.00% of the original principal amount of the loans borrowed under such term facility on January 31, 2020. The first lien tranche 3 term facility amortizes in equal quarterly installments that began on September 30, 2022, in aggregate annual amounts equal to 1.00% of the original principal amount of the loans borrowed under such term facility on February 15, 2022. Commencing on the last day of the second full calendar quarter ending after the closing date, the SpinCo term facility would amortize in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the loans borrowed under such term facility on the closing date.

The revolving facility, including the incremental revolving facility, will mature on January 31, 2025; provided that the financial institutions providing the incremental revolving facility have agreed that if the consent of the other revolving lenders under the existing Amentum first lien credit agreement is obtained to extend the maturity date of the revolving facility to a date no later than five years after the closing date, then the revolving facility, including the incremental revolving facility, will mature on such extended date.

The second lien tranche 1 term facility will mature on January 31, 2028, and the second lien tranche 2 term facility will mature on February 15, 2030. The existing second lien term facilities do not amortize.

Interest Rates and Fees

The Amentum Borrower and the Amentum Co-Borrower, as applicable, are required to pay interest on the unpaid principal amount of loans under the existing first lien term facilities at a rate per annum equal to the “Alternate Base Rate” or “Adjusted Term SOFR” (subject, in the case of the first lien tranche 1 term facility, to a floor of 0% per annum and, in the case of the first lien tranche 3 term facility, to a floor of 0.50% per annum) plus an interest rate margin ranging from 2.50% to 3.00% per annum for “Alternate Base Rate” loans or an interest rate margin ranging from 3.50% to 4.00% per annum for “Adjusted Term SOFR” loans, in each case, based on a first lien net leverage ratio as set forth in the existing Amentum first lien credit agreement with respect to such first lien term facility. The SpinCo Borrower would pay interest on the unpaid principal amount of loans under the SpinCo term facility at a rate per annum equal to the “Alternate Base Rate” or “Adjusted Term SOFR” (subject to a floor to be set forth in the SpinCo commitment letter, and upon the incremental facility designation, the existing Amentum first lien credit agreement) plus the “Applicable Rate” as set forth in the SpinCo Commitment letter or, upon the incremental facility designation, an interest rate margin determined based on a first lien net leverage ratio to be set forth in the existing Amentum first lien credit agreement. For purposes of the first lien tranche 1 term facility, the “Adjusted Term SOFR” is subject to credit spread adjustments of 0.11448% per annum, 0.26161% per annum, 0.42826% per annum and 0.71513% per annum for interest periods of one month, three months, six months and 12 months, respectively.

The Amentum Borrower and the Amentum Co-Borrower are required to pay interest on the unpaid principal amount of loans under the second lien tranche 1 term facility at a rate per annum equal to the “Alternate Base Rate” (subject to a floor of 2.25% per annum) or “Adjusted Term SOFR” (subject to a floor of 1.25% per annum) plus an interest rate margin of 7.75% per annum for “Alternate Base Rate” loans or an interest rate margin of 8.75% per annum for “Adjusted Term SOFR” loans. The Amentum Borrower is required to pay interest on the unpaid principal amount of loans under the second lien tranche 2 term facility at a rate per annum equal to the “Alternate Base Rate” (subject to a floor of 1.75% per annum) or “Adjusted Term SOFR” (subject to a floor of 0.75% per annum) plus an interest rate margin of 6.50% per annum for “Alternate Base Rate” loans or an interest rate margin of 7.50% per annum for “Adjusted Term SOFR” loans. For purposes of the second lien tranche 1 term facility, the “Adjusted Term SOFR” is subject to credit spread adjustments of 0.11448% per annum, 0.26161% per annum, 0.42826% per annum and 0.71513% per annum for interest periods of one month, three months, six months and 12 months, respectively. For purposes of the second lien tranche 2 term facility, the “Adjusted Term SOFR” is subject to credit spread adjustments of 0.10% per annum, 0.15% per annum and 0.25% per annum for interest periods of one month, three months and more than three months, respectively.

The Amentum Borrower, the Amentum Co-Borrower or the applicable borrowing subsidiary, as the case may be, is required to pay interest on the unpaid principal amount of loans under the revolving facility, including the incremental revolving facility, at a rate per annum equal to the “Alternate Base Rate” or the “Adjusted Term SOFR” (subject to a floor of 0% per annum) (or, in the case of any permitted alternative currency, at the rate specified therefor in the existing Amentum first lien credit agreement), in each case, plus an interest rate margin ranging from 2.50% to 3.00% per annum for “Alternate Base Rate” (or applicable alternative currency) loans or an interest rate margin ranging from 3.50% to 4.00% per annum for “Adjusted Term SOFR” (or applicable alternative currency) loans, in each case, based on a first lien net leverage ratio as set forth in the existing Amentum first lien credit agreement. The Amentum Borrower is required to pay a commitment fee on the average daily amount of the unused commitments under the revolving facility, including the incremental revolving facility, at a rate per annum ranging from 0.25% to 0.50% based on a first lien net leverage ratio as set forth in the existing Amentum first lien credit agreement. In addition, the Amentum Borrower is required to pay customary participation and fronting fees in connection with letters of credit issued under the revolving facility.

Prepayments and Commitment Reductions

Loans under the SpinCo term facility and the existing Amentum credit agreements may be prepaid and commitments may be reduced, in whole or in part, without premium or penalty (except as described in the following two sentences), at the option of the applicable borrower, at any time, subject to prior notice and, in the case of a prepayment of “Term Benchmark” loan prior to the last day of the applicable interest period, customary breakage costs. The SpinCo Borrower would pay a prepayment premium in connection with any repricing event with respect to all or any portion of the SpinCo term facility that is consummated prior to the date that is six months after the closing date, in an amount equal to 1.00% of the principal amount of the loans under the SpinCo term facility subject to such repricing event. The Amentum Borrower will pay a prepayment premium in connection with any repricing event, any voluntary prepayment, any mandatory prepayment with the net proceeds of any incurrence of indebtedness or any acceleration with respect to all or any portion of the second lien tranche 2 term facility that is consummated on or prior to February 15, 2025, in an amount equal to 1.00% of the principal amount of the loans under the second lien tranche 2 term facility subject to such event.

Loans under the existing first lien term facilities are required to be prepaid with (a) 50% of consolidated excess cash flow if the first lien net leverage ratio is greater than 4.30 to 1.00, with reductions to (i) 25% if the first lien net leverage ratio is less than or equal to 4.30 to 1.00 and greater than 3.80 to 1.00 and (ii) 0% if the first lien net leverage ratio is less than or equal to 3.80 to 1.00, (b) 100% of the net proceeds of certain asset sales and casualty and condemnation events if the first lien net leverage ratio is greater than 4.55 to 1.00, with reductions to (i) 50% if the first lien net leverage ratio is less than or equal to 4.55 to 1.00 and greater than 4.05 to 1.00 and (ii) 0% if the first lien net leverage ratio is less than or equal to 4.05 to 1.00, subject to customary reinvestment rights, and (c) 100% of the net proceeds from the incurrence of indebtedness not otherwise permitted by the existing Amentum first lien credit agreement or certain refinancing indebtedness, in each case, subject to exceptions as set forth in the existing Amentum first lien credit agreement.

Loans under the existing second lien term facilities are required to be prepaid with (a) 50% of consolidated excess cash flow if the secured net leverage ratio is greater than 5.80 to 1.00, with reductions to (i) 25% if the secured net leverage ratio is less than or equal to 5.80 to 1.00 and greater than 5.30 to 1.00 and (ii) 0% if the secured net leverage ratio is less than or equal to 5.30 to 1.00, (b) 100% of the net proceeds of certain asset sales and casualty and condemnation events if the secured net leverage ratio is greater than 6.05 to 1.00, with reductions to (i) 50% if the secured net leverage ratio is less than or equal to 6.05 to 1.00 and greater than 5.55 to 1.00 and (ii) 0% if the secured net leverage ratio is less than or equal to 5.55 to 1.00, subject to customary reinvestment rights, and (iii) 100% of the net proceeds from the incurrence of indebtedness not otherwise permitted by the existing Amentum second lien credit agreement or certain refinancing indebtedness, in each case, subject to exceptions as set forth in the existing Amentum second lien credit agreement; provided that, until all principal and interest payable in respect of term facilities under the existing Amentum first lien credit agreement have been paid in full in cash, no such mandatory prepayments of loans under the existing second lien term facilities are required except to the extent of amounts thereof that have been declined by lenders under the existing Amentum first lien credit agreement in accordance with the terms thereof.

Covenants

The SpinCo term facility would contain customary affirmative and negative covenants that apply to the SpinCo Loan Parties. The existing Amentum credit agreements contain customary affirmative and negative covenants that apply to Amentum and its restricted subsidiaries and, upon the consummation of the merger and the Amentum credit agreement accession, would apply to SpinCo and its restricted subsidiaries, including limitations on indebtedness, liens, restricted payments and restricted debt payments, burdensome agreements, investments, fundamental changes and disposition of assets, sale and lease-back transactions, transactions with affiliates, conduct of business, amendments or waivers of organizational documents, amendments of or waivers with respect to restricted debt and changes in fiscal year.

None of the term facilities is subject to any financial maintenance covenants.

The revolving facility includes a financial maintenance covenant that requires, in certain circumstances, compliance with a maximum first lien net leverage ratio of 6.85 to 1.00. A breach of the financial maintenance covenant will only result in a default or event of default with respect to the first lien term facilities (including the SpinCo term facility) if the lenders under the revolving facility have, as a result of such breach, demanded repayment of the obligations under the revolving facility or otherwise accelerated such obligations (and terminated the commitments under the revolving facility) and such demand or acceleration has not been rescinded.

Guarantee and Security

Prior to the consummation of the merger and the Amentum credit agreement accession, the obligations of the borrowers under the revolving facility and the term facilities (other than the SpinCo term facility), and certain designated cash management and hedging obligations, are unconditionally guaranteed on a senior basis by Amentum and its wholly owned material domestic restricted subsidiaries, subject to customary exceptions (collectively, the “Amentum Guarantors” and, together with the borrowers under the existing Amentum credit agreements, the “Amentum Loan Parties”), and upon the consummation of the merger and the Amentum credit agreement accession, the obligations under the revolving facility, including the incremental revolving facility, and the term facilities, including the SpinCo term facility, and certain designated cash management and hedging obligations, would be unconditionally guaranteed on a senior basis by the SpinCo Loan Parties, including the Amentum Guarantors, subject to customary exceptions (together with the borrowers under the existing Amentum credit agreements, collectively, the “Loan Parties”).

Prior to the consummation of the merger and the Amentum credit agreement accession, the obligations under the revolving facility, the existing first lien term facilities (other than the SpinCo term facility) and the existing second lien term facilities are secured by perfected first-priority security interests (subject to permitted liens and other customary exceptions) in substantially all tangible and intangible assets of the Amentum Loan Parties. Upon the consummation of the merger and the Amentum credit agreement accession, the obligations under the revolving facility (including the incremental revolving facility) and existing the first lien term facilities (including the SpinCo term facility) would be secured by perfected first-priority security interests (subject to permitted liens and other customary exceptions) in substantially all tangible and intangible assets of the Loan Parties. The liens securing the existing second lien term facilities are and would be junior in priority to those securing the revolving facility and the existing first lien term facilities pursuant to the terms of a customary intercreditor agreement.

Events of Default

The SpinCo term facility would, and the existing Amentum credit agreements do, contain customary events of default (with customary qualifications, exceptions, grace periods and notice provisions), including nonpayment of principal, interest, fees or other amounts, defaults under other agreements, breach of loan documents, breach of representations and warranties, voluntary and involuntary bankruptcy or appointment of receiver, unsatisfied judgments and attachments, certain ERISA events, change of control, invalidity of guaranties, collateral documents and other loan documents, and obligations ceasing to constitute senior indebtedness for purposes of certain subordinated indebtedness.

The Amentum Refinancing Transactions

Amentum Notes

On July 30, 2024, the escrow issuer priced $1.0 billion aggregate principal amount of its 7.250% Senior Notes due 2032 in a private transaction in reliance upon exemptions from the registration requirements of the Securities Act, which notes offering closed on August 13, 2024. The gross proceeds of the notes offering were deposited into an escrow account and will be released only upon the escrow issuer notifying the escrow agent prior to the outside date that, substantially concurrently with the escrow release, (i) the merger will occur and (ii) each of SpinCo and each wholly-owned domestic restricted subsidiary of SpinCo that is a guarantor or borrower under the Amentum credit facilities will become party to the indenture that will govern the Amentum notes (the “indenture”) as issuer or guarantor. If, among other things, the escrow agent does not receive the escrow release notice described above on or prior to the outside date, the funds in the escrow account will not be released to the escrow issuer, but instead will be released to the trustee under the indenture for the purpose of redeeming all of the Amentum notes at a redemption price equal to 100% of the initial issue price of the Amentum notes, plus accrued and unpaid interest to, but excluding the redemption date (a “special mandatory redemption”).

If and when the Amentum refinancing transactions are completed, the escrow issuer will merge with and into SpinCo with SpinCo continuing as the surviving company and becoming the issuer of the Amentum notes (the “SpinCo-Issuer Merger”). If the Amentum refinancing transactions are not completed on or prior to the escrow release date, then on the escrow release date the escrow issuer will remain the issuer under the Amentum notes as of the escrow release date and SpinCo would become a guarantor of the Amentum notes rather than an issuer (unless and until the Amentum refinancing transactions are completed). Whether or not the Amentum refinancing transactions are completed on or prior to the escrow release date or at all, substantially concurrently with the escrow release as described above, each of the Combined Co Obligors will become parties to the indenture and will become an issuer or guarantor of the Amentum notes.

Upon initial issuance of the Amentum notes, the Amentum notes were the obligations solely of the escrow issuer and none of SpinCo, Amentum or their respective subsidiaries (other than the escrow issuer) are party to or obligated under the indenture, and will not otherwise be subject to any of the restrictions or other covenants set forth in the indenture. Following the consummation of the merger and the SpinCo-Issuer Merger, the Amentum notes will be SpinCo’s senior unsecured obligations and rank equally in right of payment with all of SpinCo’s existing and future senior indebtedness and will be senior in right of payment to any of SpinCo’s existing and future subordinated indebtedness. The Amentum notes will be effectively junior to all existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness.

The Amentum notes will bear interest at the rate of 7.250% per annum. Interest on the Amentum notes is payable semi-annually in arrears on February 1 and May 1 of each year, beginning February 1, 2025. The Amentum notes will mature on August 1, 2032.

The Amentum notes may be redeemed, in whole or in part, at any time prior to August 1, 2027, at a “make whole” redemption price as calculated under the indenture, plus accrued and unpaid interest to the date of redemption. The Amentum notes may also be redeemed, in whole or in part, at any time on and after August 1, 2027 at the redemption prices set forth in the indenture, plus accrued and unpaid interest to the date of redemption. From time to time prior to August 1, 2027, up to 40% of the aggregate principal amount of the Amentum notes may be redeemed with the net cash proceeds of certain equity offerings at the applicable redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, to, but excluding the redemption date.

The indenture contains customary negative covenants that will apply to SpinCo and its restricted subsidiaries from and after the consummation of the merger, including limitations on indebtedness, liens, restricted payments (including restricted investments and restricted debt payments), burdensome agreements, disposition of assets, transactions with affiliates and consolidations.

The indenture provides for customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, failure to pay, or acceleration of, certain other material indebtedness and certain events of bankruptcy and insolvency, among others.

New Credit Agreement and Repayment and Termination of the Existing Amentum Credit Agreements

SpinCo and Amentum have also syndicated and, substantially concurrently with the closing of the transactions, SpinCo expects to enter into, the new Amentum credit agreement consisting of a first lien term facility of approximately $3.75 billion maturing 2031 (inclusive of the SpinCo term facility, as described herein). The new Amentum credit agreement is also expected to include a first lien revolving facility of approximately $850 million maturing 2029. SpinCo also expects to enter into the new SpinCo credit agreement prior to the consummation of the transactions solely to document the SpinCo term facility thereunder, approximately $1.00 billion of the proceeds of which are expected to be used to fund the distribution of the SpinCo cash payment to Jacobs. As described below, upon closing of the transactions, the new SpinCo credit agreement is expected to be superseded and replaced in its entirety by the new Amentum credit agreement and the SpinCo term facility is expected to become part of the first lien term loan facility under the new Amentum credit agreement. The SpinCo term facility, while documented under the new SpinCo credit agreement, is expected to have substantially the same terms as described below for the first lien term facility under the new Amentum credit agreement.

The new Amentum credit agreement is expected to contain customary prepayment rights, as well as customary affirmative and negative covenants that will apply to SpinCo and its restricted subsidiaries, including limitations on indebtedness, liens, restricted payments, restricted debt payments, investments, burdensome agreements, disposition of assets, transactions with affiliates and fundamental changes. The revolving facility under the new Amentum credit agreement is expected to include a financial maintenance covenant.

The interest rate per annum applicable to the term facility under the new Amentum credit agreement is expected to be, at SpinCo’s option, equal to either the Alternate Base Rate (to be defined in the new Amentum credit agreement) plus an interest rate margin of 1.25% or Term SOFR (to be defined in the new Amentum credit agreement) plus an interest rate margin of 2.25%; provided that upon achievement by SpinCo of certain corporate ratings, each of such interest rate margins would be reduced by 0.25%.

The interest rate per annum applicable to the revolving facility under the new Amentum credit agreement (not including the proceeds of the SpinCo term facility) is expected to be, at SpinCo’s option, equal to either the Alternate Base Rate or Canadian Prime Rate (to be defined in the new Amentum credit agreement) plus 0.50% to 1.25% or the Term Benchmark RFR (to be defined in the new Amentum credit agreement) plus 1.50% to 2.25% based on our first lien leverage ratio.

The net proceeds of the Amentum notes and the term facility under the new Amentum credit agreement (not including the proceeds of the SpinCo term facility) would be used (i) to repay any remaining outstanding borrowings under the existing Amentum credit facilities and to pay related fees and expenses, which would result in the repayment in full and termination of the existing Amentum credit facilities (as defined below) and (ii) in the case of any remaining proceeds, for general corporate purposes.

In the event the Amentum refinancing transactions are completed, it is expected that (i) SpinCo, rather than the SpinCo Borrower, would be the borrower under the SpinCo term facility, (ii) the new Amentum credit agreement will supersede and replace in its entirety the new SpinCo credit agreement and (iii) the SpinCo term facility obtained under the new SpinCo credit agreement will cease to be outstanding under and governed by the new Spinco credit agreement and instead would constitute part of the term facility under the new Amentum credit agreement. Likewise, upon the consummation of the transactions, the SpinCo Loan Parties would become guarantors under, and provide collateral to secure the obligations under, the new Amentum credit agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SPINCO

As of the date of this information statement, Jacobs beneficially owns all the outstanding shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our outstanding common stock immediately following the completion of the transactions by:

•	each person or group known to us who (based on the assumptions described below) is expected to beneficially own more than 5% of our outstanding common stock;

•	each of our named executive officers following the transactions;

•	each member of our board of directors following the transactions; and

•	all members of our board of directors and executive officers following the transactions as a group.

The expected beneficial ownership of our shares of common stock following the completion of the transactions has been determined based on the following assumptions: (i) there will be an aggregate of 124,079,663 shares of Jacobs common stock outstanding on the record date for the distribution and for every share of Jacobs common stock held by Jacobs’ shareholders, they will receive one share of SpinCo common stock; (ii) at the effective time of the distribution and immediately prior to the merger, (A) Jacobs will distribute to Jacobs’ shareholders 124,079,663 shares of our common stock on a pro rata basis, representing approximately 51.0% of our outstanding shares of common stock, and (B) Jacobs will retain 18,247,009 shares of our common stock, representing approximately 7.5% of our outstanding shares of common stock; (iii) immediately after the distribution and upon the effective time of the merger, (A) we will issue to Amentum Equityholder 90,018,579 shares of our common stock as merger consideration, representing approximately 37.0% of our outstanding shares of common stock, and (B) 10,948,206 shares of our common stock, representing approximately 4.5% of our outstanding shares of common stock, will be deposited in escrow pending the determination of whether Amentum Equityholder is entitled to additional merger consideration; (iv) for purposes of the expected beneficial ownership information set forth in the following table under the caption “Assuming No Additional Merger Consideration,” once the amount of merger consideration is determined, (A) no shares of our common stock are received by Amentum Equityholder as additional merger consideration, (B) 1,216,468 shares of our common stock, representing approximately 0.5% of our outstanding shares of common stock, will be released from escrow and allocated to Jacobs, and (C) 9,731,738 shares of our common stock, representing approximately 4.0% of our outstanding shares of common stock, will be released from escrow and distributed, on a pro rata basis, to Jacobs’ shareholders who hold shares of Jacobs common stock as of a record date that will be set close in time to any such distribution; and (v) for purposes of the expected beneficial ownership information set forth in the following table under the caption “Assuming Maximum Additional Merger Consideration,” once the amount of merger consideration is determined, 10,948,206 shares of our common stock, representing approximately 4.5% of our outstanding shares of common stock, will be released from escrow and allocated to Amentum Equityholder. We currently expect that there will be 243,293,457 shares of common stock issued and outstanding immediately following the closing of the transactions. The actual number of our shares of common stock outstanding following the closing of the transactions may be different and will not be finally determined until [    ], 2024, the record date for the distribution. In addition, the number of shares of common stock does not include effects relating to the potential dilution related to Jacobs RSUs that will convert into SpinCo RSUs at the distribution, as described in Note 4 to the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” as the effect is not material.

For further information regarding the potential issuance of additional merger consideration, see the section of this information statement entitled “The Transactions—The Merger Agreement—Merger Consideration.” The actual number of shares of our common stock outstanding following the separation and distribution will be determined no later than immediately prior to the distribution.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (i) the exercise of any option or warrant, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to options are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them, subject to applicable community property laws.

Security Ownership of Certain Beneficial Owners

	Assuming No Additional Merger Consideration		Assuming Maximum Additional Merger Consideration
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Common Stock	Number of Shares Beneficially Owned	Percentage of Common Stock
Principal Stockholders
Jacobs Solutions Inc.(2),(3) 1999 Bryan Street Suite 3500 Dallas, TX 75201	19,463,477	8.00%	18,247,009	7.50%

Amentum Joint Venture GP LLC c/o Lindsay Goldberg LLC 630 Fifth Avenue, 30th Floor New York, NY 10111	90,018,579	37.00%	100,966,785	41.50%

The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	15,025,640	6.18%	13,932,866	5.73%

Directors and Named Executive Officers
John Heller(7)	—	—	—	—
Steven J. Demetriou(5),(6)	584,112	*	541,631	*
General Vincent K. Brooks(5)	7,507	*	6,961	*
Benjamin Dickson(7)	—	—	—	—
General Ralph E. Eberhart(5)	35,856	*	33,248	*
Alan E. Goldberg(7)	—	—	—	—
Leslie Ireland	—	—	—	—
Barbara L. Loughran(5)	10,147	*	9,409	*
Sandra E. Rowland	—	—	—	—
Christopher M.T. Thompson(5)	48,190	*	44,685	*
Russell Triedman(7)	—	—	—	—
John Vollmer(7)	—	—	—	—
Connor Wentzell(7)	—	—	—	—
Stephen A. Arnette(5)	22,180	*	20,567	*
Jill Bruning(7)	—	—	—	—
Travis B. Johnson(7)	—	—	—	—
All the executive officers and directors of SpinCo following the transactions, as a group	707,992	*	656,501	*

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each person of group is c/o Amazon Holdco Inc., 600 William Northern Blvd., Tullahoma, Tennessee.
(2)

Excludes 176,453 shares of SpinCo common stock from the “Assuming No Additional Merger Consideration” column, or 163,620 shares of SpinCo common stock from the “Assuming Maximum Additional Merger Consideration” column, that are expected to be distributed in respect of Jacobs shares held by certain deferred benefit plans administered by Jacobs for certain current and former employees of Jacobs and in respect of which Jacobs disclaims beneficial ownership.

(3)	Jacobs intends to distribute to its shareholders any shares in excess of 8.00% of the issued and outstanding shares of SpinCo common stock to which Jacobs would otherwise be entitled.
(4)	Based on Schedule 13F-HR filed by Vanguard Group Inc. with the SEC on August 13, 2024.
(5)	These ownership amounts assume these beneficial owners continue to hold shares of Jacobs common stock as of the record date for any follow-on distribution.

(6)

Includes 25,397 shares of SpinCo common stock in the “Assuming No Additional Merger Consideration” column, or 23,550 shares of SpinCo common stock in the “Assuming Maximum Additional Merger Consideration” column, that are expected to be distributed in respect of Jacobs shares held by Mr. Demetriou’s spouse.

(7)

Individual will not beneficially own any of our shares of common stock immediately following the completion of the transactions but will hold equity interests in Amentum Equityholder, whose assets following the closing will consist solely of shares of our common stock. However, such individual will not have any rights to receive or vote such shares until such time as Amentum Equityholder elects to distribute assets to its equityholders. Moreover, the number of shares such individual would be entitled to upon a distribution is not determinable until the time such distribution occurs.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following briefly summarizes the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of our capital stock and documents, and are subject to all the provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you should read for complete information on our capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to our registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the DGCL.

Authorized Capital Stock

Our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution and the merger, we expect that approximately 243,293,457 shares of our common stock will be issued and outstanding (based on the number of shares of Jacobs common stock expected to be outstanding on the record date and that no shares of our preferred stock will be issued and outstanding.

Common Stock

Voting Rights. Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. Our common shareholders will not be entitled to cumulative voting in the election of directors. Unless a different vote is required by applicable law, the rules of any stock exchange upon which Combined Co’s securities are listed, any regulation applicable to Combined Co or its securities, or specifically required by our amended and restated certificate of incorporation or amended and restated bylaws, if a quorum exists at any meeting of shareholders, shareholders will have approved any matter (other than the election of directors, which is described below) if a majority of the voting power of shareholders present in person or represented by proxy at the meeting and entitled to vote on such matter are in favor of such matter. Subject to the rights of the holders of any future series of preferred stock to elect directors under specified circumstances, if a quorum exists at any meeting of shareholders, shareholders will have approved the election of a director if a majority (or, if the number of nominees exceeds the number of directors to be elected at such meeting of shareholders, a plurality) of the votes cast on such matter by shareholders present in person or represented by proxy at such meeting and entitled to vote for the election of such director are in favor of such election.

Dividend Rights. Subject to preferences that may be applicable to any shares of preferred stock that we may designate and issue in the future, holders of our common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Liquidation Rights. Upon liquidation, dissolution or winding up of Combined Co, holders of our common stock will be entitled to receive their ratable share of the net assets of Combined Co available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock.

Other Matters. Holders of our common stock will have no preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board of Directors will have the authority, subject to the limitations imposed by Delaware law, NYSE’s listing rules and our amended and restated certificate of incorporation, without any further vote or action by our shareholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and relative, participating, optional and other special rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	designation and voting rights;

•	terms of repurchase or redemption, including any restrictions on repurchase or redemption as a result of arrearage in the payment of dividends or sinking fund installments;

•	liquidation preferences;

•	sinking fund terms; and

•	the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock, and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

There are no current agreements or understandings with respect to the issuance of preferred stock, and our Board of Directors has no present intentions to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws, the Stockholders Agreement and Delaware Law

Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws, the stockholders agreement and the DGCL may discourage or make more difficult a takeover attempt that a shareholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our shareholders, and outweigh any potential disadvantage of discouraging those proposals.

Authorized but Unissued Shares of Capital Stock

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to the applicable provisions of the DGCL and rules of NYSE.

These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Combined Co by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.

Board Vacancies and Board Size

Except as set forth below our amended and restated certificate of incorporation and amended and restated bylaws will provide that any vacancies, including any newly created directorships, on our Board of Directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director (other than directors elected by the holders of any series of preferred stock). In addition, the number of directors constituting our Board of Directors will be permitted to be set only by a resolution adopted by the affirmative vote of at least 80% of the members of the Board of Directors at such time; provided that the number of directors will not be fewer than three and not greater than 21 directors as will be provided by our amended and restated certificate of incorporation. These provisions would prevent a shareholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board of Directors and will promote continuity of management.

If at any time prior to the second anniversary of the closing date, Mr. Demetriou becomes unable to serve as Executive Chair of the Board of Directors, a majority of the directors designated by Jacobs for election to the Board of Directors then serving on the Nominating and Corporate Governance Committee may, by affirmative vote, select another member of the Board of Directors to serve as a non-executive Chair of the Board of Directors until the second anniversary of the closing date.

No Cumulative Voting

Under the DGCL, shareholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Director Removal

Except as set forth below, our amended and restated certificate of incorporation will provide that shareholders may remove directors with or without cause by the affirmative vote of holders of at least a majority of the voting power of our then outstanding capital stock. Prior to the first anniversary (or, in the case of the Executive Chair of the Board of Directors, the second anniversary) of the closing date, Sponsor Stockholder shall vote its Combined Co common stock in favor of all directors initially identified by Jacobs for election or appointment to the Board of Directors (each, a “Jacobs Designated Director”) and shall not seek, propose or vote its Combined Co common stock in favor of the removal of any Jacobs Designated Director from the Board, other than for cause.

Shareholder Action and Special Meetings of Shareholders

Our amended and restated certificate of incorporation will provide that our shareholders may not take action by written consent, but may only take action at annual or special meetings of our shareholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our shareholders called in accordance with our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation will further provide that special meetings of our shareholders may be called only by a majority of our Board of Directors, thus prohibiting a shareholder from calling a special meeting. These provisions may delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws will establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors at our annual meeting of shareholders, and will also specify certain procedural requirements regarding the form, content and timing of such notice. Specifically, such notice must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the shareholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to our Board of Directors. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Combined Co.

Amendment of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of the Board of Directors or holders of at least a majority of voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that certain specified provisions in our amended and restated certificate of incorporation may be amended, altered, rescinded or repealed only by the affirmative vote of the holders of at least 66 2/3% of voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.

The stockholders agreement will prohibit, for three years following the closing of the transactions, amendments to our amended and restated certificate of incorporation and bylaws to provide the stockholders of Combined Co with proxy access rights, unless we receive the prior written consent of Sponsor Stockholder.

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the time that such shareholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the shareholder becoming an interested stockholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include mergers, asset sales and other similar transactions and an “interested stockholder” as a person who, together with affiliates and associates, beneficially owns, or within three years did beneficially own, 15% or more of the corporation’s outstanding voting stock. We will not “opt out” of, and will be subject to, Section 203 of the DGCL and these provisions may have the effect of delaying, deferring or preventing changes in control of us.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, shareholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the shareholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of Combined Co, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or shareholders to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, amended and restated bylaws or the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware and (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction.

Our amended and restated certificate of incorporation also will provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provisions; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.

We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may be costlier and may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our shareholders, although such shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders. See “Risk Factors—Risks Related to Our Common Stock.”

Limitation of Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will include provisions that limit the personal liability of our directors and officers, to the fullest extent permitted by the DGCL, for monetary damages for breach of their fiduciary duties as directors or officers. Such limitation will not apply to (i) any breach of a director or officer’s duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for any unlawful payment of a dividend or unlawful stock repurchase or redemption, pursuant to Section 174 of the DGCL, (iv) any transaction from which such director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal.

Our amended and restated bylaws will provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of Combined Co, or, while a director or officer of Combined Co, at the request of Combined Co, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, liabilities and other losses reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our directors pursuant to which we will agree to indemnify each such director to the fullest extent permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Corporate Opportunity

Our amended and restated certificate of incorporation and stockholders agreement will renounce any interest or expectancy in specified business opportunities or specified classes or categories of business opportunities, such that a director of our company who also serves as a director, officer or employee of Amentum Equityholder or its affiliates may pursue certain business opportunities of which they become aware.

Listing

We have applied to have our shares of common stock listed on NYSE under the symbol “AMTM.”

Sale of Unregistered Securities

On November 17, 2023, we issued 100 shares of our common stock, $0.01 par value per share, to a subsidiary of Jacobs pursuant to Section 4(a)(2) of the Securities Act. SpinCo did not register the issuance of the issued shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for SpinCo common stock will be Equiniti Trust Company, LLC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov.

Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Amazon Holdco Inc.

600 William Northern Blvd.

Tullahoma, Tennessee 37388

Phone: (931) 455-6400

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Those Charged with Governance of Critical Mission Solutions and Cyber & Intelligence Businesses of Jacobs Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Critical Mission Solutions and the Cyber & Intelligence Businesses of Jacobs Solutions Inc. (the “SpinCo Business”) as of September 29, 2023 and September 30, 2022, and the related combined statements of operations, comprehensive income, equity and cash flows for each of the three fiscal years in the period ended September 29, 2023 including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the SpinCo Business as of September 29, 2023 and September 30, 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 29, 2023 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the SpinCo Business’ management. Our responsibility is to express an opinion on the SpinCo Business’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the SpinCo Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition – variable consideration

Description of the Matter	As described in Note 2 to the combined financial statements, the SpinCo Business recognizes revenue related to awards and incentive fee arrangements over time as the performance obligations are satisfied, using a percentage of completion method (an input method) based primarily on contract costs incurred to date compared to total estimated contract costs. The SpinCo Business recognizes revenue for variable consideration using the expected value or the most likely amount method, whichever is more predictable when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Recognized award fees are included within contract assets which are described in Note 5 of the combined financial statements. Revenue recognition under this method is judgmental, as it requires the SpinCo Business to prepare estimates of total contract costs and total contract revenue, including the variable consideration that will be earned.

Auditing the SpinCo Business’ estimates of total award and incentive fees used to recognize revenue on a contract that is larger in size involved significant auditor judgment as it required the evaluation of certain factors, such as assumptions related to the SpinCo Business’ performance against certain contractual performance metrics. These assumptions involved significant management judgment, which affects the measurement of revenue recognized by the SpinCo Business.

How We Addressed the Matter in Our Audit	To test the SpinCo Business’ award and incentive fee estimates, our audit procedures included selecting a sample of projects and, among other procedures, we obtained and inspected related contract agreements, amendments, and change orders to test the existence of customer arrangements and understand the scope and pricing of the related projects; observed selected project team status meetings at the SpinCo Business and interviewed project team personnel to obtain an understanding of the status of operational performance and progress on the related projects; evaluated the reasonableness of the SpinCo Business’ award and incentive fee estimate by obtaining and analyzing supporting documentation for a sample of the award and incentive fee metrics including communications between the SpinCo Business and the customer; and compared the award and incentive fee estimates in the current year to historical estimates and actual performance for the same projects.

Evaluation of goodwill for impairment

Description of the Matter

At September 29, 2023, and September 30, 2022 the total goodwill balance was $2,222 million and $2,203 million, respectively. As discussed in Note 2 to the combined financial statements, the SpinCo Business performs goodwill impairment testing annually or more frequently if circumstances exist that indicate impairment may exist.

Auditing management’s annual goodwill impairment was complex and involved significant auditor judgment due to the estimation required to determine the fair value of the SpinCo Business’ Cyber & Intelligence reporting unit. In particular, the estimated fair value of one reporting unit involved subjective management assumptions such as estimates of revenue growth, operating margins, and the discount rates, all of which can be affected by future market conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the SpinCo Business’ reporting unit, we performed audit procedures that included, among others, evaluating the SpinCo Business’ valuation methodology, testing the significant assumptions discussed above and testing the underlying data used by the SpinCo Business in its analysis. For example, we compared the significant assumptions used by management to historical operating results, relevant observable market information, and current industry trends. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses. We involved our valuation specialists to assist in evaluating certain of the significant assumptions and the reasonableness of the valuation methodology used.

/s/ Ernst & Young LLP

We have served as the SpinCo Business’ auditor since 2023.

Dallas, Texas

March 7, 2024

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF

JACOBS SOLUTIONS INC.

COMBINED BALANCE SHEETS

(In millions)

	September 29, 2023	September 30, 2022
ASSETS
Current Assets:
Cash and cash equivalents	$156	$207
Accounts receivables and contract assets	1,115	1,120
Affiliate receivables	1	2
Prepaid expenses and other	33	30

Total current assets	1,305	1,359

Property, equipment and improvements, net	77	77
Other Noncurrent Assets:
Goodwill	2,222	2,203
Intangibles, net	317	368
Deferred income tax assets	3	3
Operating lease right-of-use assets	90	108
Affiliate long-term receivable	100	53
Miscellaneous	53	49

Total other noncurrent assets	2,785	2,784

TOTAL ASSETS	$4,167	$4,220

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$231	$215
Affiliate accounts payable	13	5
Accrued liabilities	340	417
Operating lease liabilities	26	27
Contract liabilities	54	49

Total current liabilities	664	713

Deferred income tax liabilities	101	106
Long-term operating lease liabilities	77	94
Other deferred liabilities	7	6
Equity:
Net parent investment	3,399	3,422
Accumulated other comprehensive loss	(124)	(163)
Noncontrolling interests	43	42

Total Equity	3,318	3,301

TOTAL LIABILITIES AND EQUITY	$4,167	$4,220

See the accompanying notes to combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF

JACOBS SOLUTIONS INC.

COMBINED STATEMENTS OF OPERATIONS

For the Fiscal Years Ended September 29, 2023, September 30, 2022, and October 1, 2021

(In millions)

	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$5,525	$5,176	$5,080
Affiliate revenue	11	7	12
Direct cost of contracts	4,746	4,414	4,289
Affiliate direct cost of contracts	19	15	16

Gross Profit	771	754	787
Selling, general and administrative expense	443	467	452

Operating Profit	328	287	335
Other Income (Expense)
Interest income	3	1	2
Miscellaneous income (expense), net	(10)	13	(50)
Affiliate interest income	2	3	5

Total other income (expense), net	(5)	17	(43)

Earnings Before Taxes	323	304	292
Income tax expense	77	66	85

Net Earnings	246	238	207
Net earnings attributable to noncontrolling interests	(13)	(15)	(8)

Net Earnings Attributable to SpinCo Business	$233	$223	$199

See the accompanying notes to combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF

JACOBS SOLUTIONS INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the Fiscal Years Ended September 29, 2023, September 30, 2022, and October 1, 2021

(In millions)

	September 29, 2023	September 30, 2022	October 1, 2021
Net Earnings	$246	$238	$207

Other Comprehensive Income:
Foreign currency translation adjustment	39	(98)	26

Other comprehensive income (loss), net of taxes	285	140	233
Net earnings attributable to noncontrolling interests	(13)	(15)	(8)

Net Comprehensive Income Attributable to SpinCo Business	$272	$125	$225

See the accompanying notes to combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF

JACOBS SOLUTIONS INC.

COMBINED STATEMENTS OF EQUITY

For the Fiscal Years Ended September 29, 2023, September 30, 2022, and October 1, 2021

(In millions)

	Critical Mission Solutions and Cyber & Intelligence Business
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balances at October 2, 2020	$3,149	$(92)	$25	$3,082
Net earnings	199	—	8	207
Foreign currency translation adjustments, net of deferred taxes	—	26	—	26
Share-based compensation	7	—	—	7
Transfers (to)/from Parent	14	—	—	14
Changes in equity attributable to noncontrolling interests	—	—	(2)	(2)

Balances at October 1, 2021	$3,369	$(66)	$31	$3,334
Net earnings	223	—	15	238
Foreign currency translation adjustments, net of deferred taxes	—	(97)	(1)	(98)
Share-based compensation	5	—	—	5
Transfers (to)/from Parent	(175)	—	—	(175)
Changes in equity attributable to noncontrolling interests	—	—	(3)	(3)

Balances at September 30, 2022	$3,422	$(163)	$42	$3,301
Net earnings	233	—	13	246
Foreign currency translation adjustments, net of deferred taxes	—	39	—	39
Share-based compensation	5	—	—	5
Transfers (to)/from Parent	(261)	—	—	(261)
Changes in equity attributable to noncontrolling interests	—	—	(12)	(12)

Balances at September 29, 2023	$3,399	$(124)	$43	$3,318

See the accompanying notes to combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

COMBINED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended September 29, 2023, September 30, 2022, and October 1, 2021

(In millions)

	September 29, 2023	September 30, 2022	October 1, 2021
Cash Flows from Operating Activities:
Net earnings	$246	$238	$207
Adjustments to reconcile net earnings to net cash flows provided by (used for) operations:
Depreciation and amortization:
Property, equipment and improvements	18	19	16
Intangible assets	56	57	56
Share-based compensation	5	5	7
Equity in (loss) earnings of operating ventures, net of return on capital distributions	(3)	17	8
Impairment of equity method investment and other long-term assets	2	1	40
Deferred income (benefit) taxes	(7)	9	38
Changes in assets and liabilities, excluding the effects of businesses acquired:
Receivables and contract assets, net of contract liabilities	22	(213)	(103)
Affiliate receivables	1	(1)	3
Prepaid expenses and other current assets	(2)	(5)	15
Miscellaneous other assets	(2)	(8)	(14)
Operating lease right-of-use assets	19	23	(20)
Accounts payable	13	—	(56)
Affiliate accounts payable	7	2	(2)
Operating lease liability	(19)	(20)	16
Accrued liabilities	(85)	53	19
Other deferred liabilities	1	1	1
Other, net	6	15	14

Net cash provided by operating activities	278	193	245

Cash Flows from Investing Activities:
Additions to property and equipment	(23)	(31)	(33)
Disposals of property and equipment	4	3	(1)
Capital contributions to equity investees, net of return of capital distributions	—	5	—
Acquisitions of businesses, net of cash acquired	—	—	(207)
Proceeds (payments) related to long-term affiliate receivables	(46)	68	(31)

Net cash used for (provided by) investing activities	(65)	45	(272)

Cash Flows from Financing Activities:
Net transfers (to) / from parent	(260)	(177)	15
Net dividends associated with noncontrolling interests	(12)	(2)	(1)

Net cash (used for) provided by financing activities	(272)	(179)	14

Effect of Exchange Rate Changes	8	(27)	5
Net (Decrease) Increase in Cash and Cash Equivalents	(59)	59	(13)
Cash and Cash Equivalents at the Beginning of the Period	207	175	183

Cash and Cash Equivalents at the End of the Period	$156	$207	$175

See the accompanying notes to combined financial statements

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Background

On November 20, 2023, Jacobs Solutions Inc. (“Jacobs” or “Parent”) entered into definitive agreements with Amentum Parent Holdings LLC (“Amentum”) and Amentum Joint Venture LP, the sole equity holder of Amentum (“Amentum Equityholder”) to spin-off and merge Jacobs’ Critical Mission Solutions (“CMS”) business and portions of the Divergent Solutions (“DVS”) business (referred to herein as the Cyber & Intelligence (“C&I”) business and together with the CMS business referred to as the “SpinCo Business”), with Amentum in a tax-efficient Reverse Morris Trust transaction (the “Transaction”). Prior to the spin-off, the SpinCo Business will reorganize under a newly formed company named Amazon Holdco Inc. (“SpinCo”) and will distribute a $1.0 billion cash dividend payment to Jacobs (subject to adjustment based on the levels of cash, debt and working capital in the SpinCo Business at closing of the Transaction). Jacobs will then distribute at least 80.1% of the outstanding shares of SpinCo common stock on a pro rata basis to Jacobs’ shareholders in a distribution that is intended to qualify as generally tax-free to Jacobs’ shareholders for U.S. federal income tax purposes. Immediately following the distribution, Amentum will merge with and into SpinCo, with SpinCo surviving the merger (the “merger”) as a public company.

Closing of the Transaction will be subject to various customary closing conditions including regulatory approvals, receipt of a private letter ruling from the Internal Revenue Service, opinions from tax and legal advisors and the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission.

The SpinCo Business is a leading provider of mission-critical, technology-driven services in government and commercial markets. Under the CMS business, the SpinCo Business provides test, training and operations services for missile defense systems; IT and engineering services to defense clients and the Space sector; technological solutions including installations, decommissioning, and environmental remediation to energy clients; and other highly technical consulting solutions. Under the C&I business, the SpinCo Business provides advanced cyber training and data analytics for government professionals; advanced communication systems and aerial mapping technologies to national security clients and other technical services for United States defense and intelligence clients.

The SpinCo Business serves broad end markets including Space, Defense, Intelligence, Energy, and Commercial. The SpinCo Business’ revenue is earned through cost-reimbursable, time-and-materials, and fixed-price contracts. The SpinCo Business’ significant clients include NASA, U.S. Army, U.S. Navy, U.S. Central Command, U.S. Department of Defense, the U.S. Department of Energy, UK Ministry of Defence, and the Australian Department of Defence.

Basis of Presentation, Definition of Fiscal Year, and Other Matters

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The combined financial statements have been prepared on a “carve-out” basis from Jacobs’ consolidated financial statements and accounting records using the historical results of operations, assets, and liabilities attributable to the SpinCo Business and include allocations of expenses from Jacobs. All significant intercompany accounts and transactions between businesses comprising the SpinCo Business have been eliminated in the accompanying combined financial statements. The assets and liabilities in the combined financial statements are reflected on a historical cost basis, which includes the estimated fair value of assets and liabilities from prior acquisitions.

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NOTES TO COMBINED FINANCIAL STATEMENTS

The SpinCo Business’ fiscal year ends on the Friday closest to September 30 (determined on the basis of the number of workdays) and, accordingly, an additional week of activity is added every five-to-six years.

The combined financial statements may not be indicative of the SpinCo Business’ future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the SpinCo Business operated as an independent business during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the SpinCo Business, it is reflected in the accompanying combined financial statements.

The SpinCo Business was historically funded as part of the Parent’s treasury program. Cash and cash equivalents were primarily centrally managed through bank accounts legally owned by the Parent (excluding any cash and cash equivalents associated with the unconsolidated joint ventures which the Parent does not control). Accordingly, Cash and cash equivalents held by the Parent at the corporate level were not attributable to the SpinCo Business for any of the periods presented. Only cash amounts legally owned by entities dedicated to the SpinCo Business are reflected in the combined balance sheets. Transfers of cash, both to and from the Parent’s treasury program, are reflected as a component of net parent investment in the combined balance sheets and as a financing activity on the accompanying combined statements of cash flows.

During the periods presented, Jacobs provided certain corporate functions to support the operations and the costs associated with these functions have been allocated to the SpinCo Business. These functions include corporate finance, tax, legal, human resources, information technology, and certain other costs. The costs of such services have been allocated to the SpinCo Business based on direct usage when identifiable or the most relevant allocation method to the service provided, primarily based on a relative percentage of revenues, direct expenses, headcount and capital assets. Management believes such allocations are reasonable; however, they may not be indicative of the actual expenses that would have been incurred had the SpinCo Business been operating as an independent business for the periods presented. The charges for these functions are included in direct cost of contracts and selling, general and administrative expenses in the combined statements of operations.

The Parent maintains a number of benefit and share-based payment programs at a corporate level. Certain SpinCo Business employees participate in those programs, and as such, the expenses associated with these employee programs were attributed to the SpinCo Business. The charges are included in selling, general and administrative expenses in the combined statements of operations. However, the combined balance sheets exclude share-based compensation programs related to Jacobs’ equity. The SpinCo Business was attributed $5 million, $5 million, and $7 million of expense related to these programs for each of the years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively.

The Parent sponsors various defined benefit pension and other post-retirement plans covering employees of certain U.S. and international subsidiaries. The pension plans provide pension benefits based on the employee’s compensation and years of service. The funding policy varies by country and plan according to applicable local funding requirements and plan-specific funding agreements. Additionally, in the U.S. and various other countries, Jacobs contributed to trusteed pension plans covering hourly and certain salaried employees under industry-side agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. With respect to the multiemployer plans, the Parent’s liability to fund these plans is generally limited to the contributions Jacobs is required to make under collective bargaining agreements. The SpinCo Business was attributed $4 million, $11 million, and $11 million of expense related to these plans for each of the years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively for current and former employees anticipated to remain with the SpinCo Business. These amounts are included in selling, general and administrative expenses in the combined statements

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NOTES TO COMBINED FINANCIAL STATEMENTS

of operations. However, the combined balance sheet excludes any assets or liabilities associated with the defined benefit pension and other post-retirement plans of the Parent.

The Parent maintains insurance coverage for most insurable aspects of the business and operations. The Parent’s insurance programs have varying coverage limits depending upon the type of insurance and include certain conditions and exclusions which insurance companies may raise in response to any claim that is asserted by or against the SpinCo Business. The Parent has also elected to retain a portion of certain losses, claims and liabilities that occur through the use of various deductibles, limits, and retentions under the insurance programs and utilize a number of internal financing mechanisms for these self-insurance arrangements including the operation of certain captive insurance entities. Through self-insurance arrangements, the Parent funds the SpinCo Business’ insurance coverage. Costs are allocated to the SpinCo Business and included in the combined statements of operations.

Net parent investment represents Jacobs’s interest in the recorded net assets of the SpinCo Business. The net investment balance represents the cumulative net investment by Jacobs in the SpinCo Business through the periods presented, including any prior net income or loss or comprehensive income or loss attributed to the SpinCo Business. Certain transactions between the SpinCo Business and other related parties within Jacobs, including allocated expenses, are also included in and reflected as a change in the net parent investment in the combined balance sheets. Additionally, the Parent’s long-term debt and related interest expense have not been attributed to the SpinCo Business for any of the periods presented because the SpinCo Business is not the legal obligor of such borrowings.

2. Significant Accounting Policies

Revenue Accounting for Contracts

Engineering Contracts and Service Contracts

The SpinCo Business recognizes engineering and services contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Contracts which include engineering are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services.

The SpinCo Business recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the SpinCo Business’ performance because it directly measures the value of the services transferred to the customer. Subcontractor materials, labor and equipment and, in certain cases, customer-furnished materials and labor and equipment are included in revenue and cost of revenue when management believes that the SpinCo Business is acting as a principal rather than as an agent (e.g., the SpinCo Business integrates the materials, labor and equipment into the deliverables promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials, labor and/or equipment). The SpinCo Business recognizes revenue, but not profit, on certain uninstalled materials that are not specifically produced, fabricated, or constructed for a project. Revenue on these uninstalled materials is recognized when control is transferred. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined as assessed at the contract level. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Project mobilization costs are generally charged to project costs as incurred when they are an integrated part of the performance obligation being transferred to the client. Under the typical payment terms of the SpinCo Business’ engineering and services contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms at periodic intervals (e.g., biweekly or monthly) and customer payments are typically due within 30-60 days of billing, depending on the contract.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

For service contracts, the SpinCo Business recognizes revenue over time using the cost-to-cost percentage-of-completion method. Service contracts that include multiple performance obligations are segmented between types of services. For contracts with multiple performance obligations, the SpinCo Business allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract. In some instances where the SpinCo Business is standing ready to provide services, the SpinCo Business recognizes revenue ratably over the service period. Under the typical payment terms of the SpinCo Business’ service contracts, amounts are billed as work progresses in accordance with agreed-upon contractual terms, and customer payments are typically due within 30-60 days of billing, depending on the contract.

Direct costs of contracts include all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in providing the services required by the related projects. The level of direct costs of contracts may fluctuate between reporting periods due to a variety of factors, including the amount of pass-through costs the SpinCo Business incurs during a period. On those projects where the SpinCo Business is acting as principal for subcontract labor or third-party materials and equipment, the SpinCo Business reflects the amounts of such items in both revenues and costs (and the SpinCo Business refers to such costs as “pass-through costs”).

Back charges to suppliers or subcontractors are recognized as a reduction of cost when it is determined that recovery of such cost is probable, and the amounts can be reliably estimated. Disputed back charges are recognized when the same requirements described above have been satisfied.

Variable Consideration

The nature of the SpinCo Business’ contracts gives rise to several types of variable consideration, including claims and unpriced change orders; awards and incentive fees; and liquidated damages and penalties. The SpinCo Business recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The SpinCo Business estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the SpinCo Business’ performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred and only up to the amount of cost incurred which generally represents the amount of consideration that is not probable of reversal.

The SpinCo Business generally provides limited warranties for work performed under its engineering and construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the SpinCo Business’ work on the project. Historically, warranty claims have not resulted in material costs incurred for which the SpinCo Business was not compensated by the customer.

See Note 3- Revenue Accounting for Contracts for further discussion.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Joint Ventures and VIEs

As is common to the industry, the SpinCo Business executes certain contracts jointly with third parties through various forms of joint ventures. Although the joint ventures own and hold the contracts with the clients, the services required by the contracts are typically performed by the SpinCo Business and the joint venture partners, or by other subcontractors under subcontracting agreements with the joint ventures. Many of these joint ventures are formed for a specific project. The assets of the SpinCo Business’ joint ventures generally consist almost entirely of cash and receivables (representing amounts due from clients), and the liabilities of the joint ventures generally consist almost entirely of amounts due to the joint venture partners (for services provided by the partners to the joint ventures under their individual subcontracts) and other subcontractors. In general, at any given time, the equity of the SpinCo Business’ joint ventures represents the undistributed profits earned on contracts the joint ventures hold with clients. Very few of the SpinCo Business’ joint ventures have employees or third-party debt or credit facilities. The debt held by the joint ventures is non-recourse to the general credit of the SpinCo Business.

The assets of a joint venture are restricted for use to the obligations of the particular joint venture and are not available for general operations of the SpinCo Business. The risk of loss on these arrangements is usually shared with the SpinCo Business’ joint venture partners. The liability of each joint venture partner is usually joint and several, which means that each partner may become liable for the entire risk of loss on the project. Furthermore, on some projects, the SpinCo Business has granted guarantees which may encumber both the SpinCo Business’ contracting subsidiary company and the SpinCo Business for the entire risk of loss on the project. The SpinCo Business is unable to estimate the maximum potential amount of future payments that the SpinCo Business could be required to make under outstanding performance guarantees related to joint venture projects due to a number of factors, including but not limited to, the nature and extent of any contractual defaults by the joint venture partners, resource availability, potential performance delays caused by the defaults, the location of the projects, and the terms of the related contracts. See Note 13 - Contractual Guarantees, Litigation, Investigations and Insurance for further discussion.

Most of the joint ventures are deemed to be variable interest entities (“VIE”) because they lack sufficient equity to finance the activities of the joint venture. The SpinCo Business uses a qualitative approach to determine if the SpinCo Business is the primary beneficiary of the VIE, which considers factors that indicate a party has the power to direct the activities that most significantly impact the joint venture’s economic performance. These factors include the composition of the governing board, how board decisions are approved, the powers granted to the operational manager(s) and partner that holds that position(s), and to a certain extent, the partner’s economic interest in the joint venture. The SpinCo Business analyzes each joint venture initially to determine if it should be consolidated or unconsolidated.

•

Consolidated if the SpinCo Business is the primary beneficiary of a VIE or holds the majority of voting interests of a non-VIE (and no significant participative rights are available to the other partners).

•	Unconsolidated if the SpinCo Business is not the primary beneficiary of a VIE or does not hold the majority of voting interest of a non-VIE.

The SpinCo Business’ unconsolidated joint ventures (including equity method investments) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable, and impairment losses are recognized for such investments if there is a decline in fair value below carrying value that is considered to be other-than-temporary. All of the SpinCo Business’ unconsolidated joint ventures are CMS joint ventures.

See Note 7- Joint Ventures, VIEs and Other Investments for further discussion.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Fair Value Measurements

Certain amounts included in the accompanying combined financial statements are presented at “fair value.” Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the date fair value is determined (the “measurement date”). When determining fair value, the SpinCo Business considers the principal or most advantageous market in which the SpinCo Business would transact, and the SpinCo Business considers only those assumptions it believes a typical market participant would consider when pricing an asset or liability. In measuring fair value, the SpinCo Business uses the following inputs in the order of priority indicated:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets included in Level 1, such as (i) quoted prices for similar assets or liabilities; (ii) quoted prices in markets that have insufficient volume or infrequent transactions (e.g., less active markets); and (iii) model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the fair value measurement.

The net carrying amounts of cash and cash equivalents, trade receivables and payables approximate fair value due to the short-term nature of these instruments.

The fair value of the SpinCo Business’ reporting units (used for purposes of determining whether there is an impairment of the carrying value of goodwill) is determined using an income and market approach. Both approaches require the SpinCo Business to make certain estimates and judgments. Under the income approach, fair value is determined by using the discounted cash flows of the SpinCo Business’ reporting units, which includes estimates of revenue growth, operating margins and discount rates. Under the market approach, the fair values of the SpinCo Business’ reporting units are determined by reference to guideline companies that are reasonably comparable to the SpinCo Business’ reporting units; the fair values are estimated based on the valuation multiples of earnings before taxes, interest, depreciation and amortization associated with the guideline companies. In assessing whether the carrying value of goodwill has been impaired, the SpinCo Business utilizes the results of both valuation techniques and considers the range of fair values indicated.

Fair value measurements relating to the SpinCo Business’ combinations are made primarily using Level 3 inputs including discounted cash flow and to the extent applicable, Monte Carlo simulation techniques. Fair value for the identified intangible assets is generally estimated using inputs primarily for the income approach using the multiple period excess earnings method and the relief from royalties method. The significant assumptions used in estimating fair value include (i) revenue projections of the business, including profitability, (ii) attrition rates and (iii) the estimated discount rate that reflects the level of risk associated with receiving future cash flows. Other personal property assets, such as furniture, fixtures and equipment, are valued using the cost approach, which is based on replacement or reproduction costs of the asset less depreciation. The fair value of the contingent consideration is estimated using a Monte Carlo simulation and the significant assumptions used include projections of revenues and probabilities of meeting those projections. Key inputs to the valuation of the noncontrolling interests include projected cash flows and the expected volatility associated with those cash flows.

The fair values for the asset groups relating to the impairment assessment of long-lived assets (see Note 8, Leases) were estimated primarily using discounted cash flow models (income approach) with Level 3 inputs. The significant assumptions used in estimating fair value include the expected downtime prior to the commencement

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

of future subleases, projected sublease income over the remaining lease periods and discount rates that reflects the level of risk associated with receiving future cash flows.

The methodologies described above and elsewhere in these notes to combined financial statements may produce a fair value measure that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the SpinCo Business believes Level 3 valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Cash Equivalents

The SpinCo Business considers all highly liquid investments with original maturities of less than three months to be cash equivalents. Cash equivalents at September 29, 2023 and September 30, 2022 consisted primarily of money market mutual funds and overnight bank deposits.

Receivables, Contract Assets and Contract Liabilities

Receivables include amounts billed, net and unbilled receivables. Amounts billed, net consist of amounts invoiced to clients in accordance with the terms of the SpinCo Business’ client contracts and are shown net of an allowance for doubtful accounts. The SpinCo Business anticipates that substantially all of such billed amounts will be collected over the next twelve months.

Unbilled receivables and other, which represent an unconditional right to payment subject only to the passage of time in connection with the SpinCo Business’ client contracts, are reclassified to amounts billed when they are billed under the terms of the contract. The SpinCo Business anticipates that substantially all of such unbilled amounts will be billed and collected over the next twelve months.

Contract assets represent unbilled amounts where the right to payment is subject to more than merely the passage of time and includes performance-based incentives and services provided ahead of agreed contractual milestones. Contract assets are transferred to unbilled receivables when the right to consideration becomes unconditional and are transferred to amounts billed upon invoicing.

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. The SpinCo Business anticipates that substantially all such amounts will be earned over the next twelve months.

Property, Equipment, and Improvements

Property, equipment and improvements are carried at cost, and are shown net of accumulated depreciation and amortization in the accompanying combined balance sheets. Depreciation and amortization are computed primarily by using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Estimated useful lives range from 20-40 years for buildings, from 2-10 years for equipment and from 2-10 years for leasehold improvements.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired business over the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets with indefinite lives are not amortized; instead, on an

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NOTES TO COMBINED FINANCIAL STATEMENTS

annual basis, the SpinCo Business tests goodwill and intangible assets with indefinite lives for possible impairment. Intangible assets with finite lives are amortized on a straight-line basis over the useful lives of those assets.

For purposes of impairment testing, goodwill is assigned to the applicable reporting units based on the current reporting structure. The SpinCo Business has determined that the operating segments are also the reporting units based on management’s conclusion that the components comprising each of the operating segments share similar economic characteristics and meet the aggregation criteria in accordance with ASC 350.

The SpinCo Business assesses goodwill for impairment at least annually, or more frequently, if an event occurs or circumstances change that indicate it is more likely than not that the fair value of the reporting unit was less than its carrying value. The SpinCo Business begins with the qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, the SpinCo Business then compares the fair value of the related reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized.

In the periods prior to October 3, 2020, the SpinCo Business recorded cumulative impairment losses of $304 million within the C&I reporting unit. The SpinCo Business determined that the fair value of the CMS reporting unit substantially exceeded its carrying value for the combined balance sheets presented and any analysis beyond the qualitative level was not considered necessary.

Given the impairment taken in C&I reporting unit in previous periods. The SpinCo Business performed quantitative analyses resulting in relatively small cushions of 7% and 5% for the periods ending September 29, 2023 and September 30, 2022.

Impairment of Long-Lived Assets

The SpinCo Business’ long-lived assets other than goodwill principally consist of right-of-use (ROU) lease assets, property, equipment and improvements, and finite-lived intangible assets. These long-lived assets are evaluated for impairment for each of the SpinCo Business’ asset groups in accordance with ASC 360 by first identifying whether indicators of impairment exist. If such indicators are present, the SpinCo Business will assess long-lived asset groups for recoverability based on estimated future undiscounted cash flows. For asset groups where the recoverability test fails, the fair value of each asset group is then estimated and compared to its carrying amount. An impairment loss is recognized for the amount by which an asset group’s carrying value exceeds its fair value.

Foreign Currencies

In preparing the combined financial statements, it is necessary to translate the financial statements of the SpinCo Business’ subsidiaries operating outside the U.S., which are denominated in currencies other than the U.S. dollar, into the U.S. dollar. In accordance with U.S. GAAP, revenues and expenses of operations outside the U.S. are translated into U.S. dollars using weighted-average exchange rates for the applicable periods being translated while the assets and liabilities of operations outside the U.S. are generally translated into U.S. dollars using period-end exchange rates. The net effect of foreign currency translation adjustments is included in equity as a component of accumulated other comprehensive income (loss) in the accompanying combined balance sheets.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Concentrations of Credit Risk

The SpinCo Business’ cash balances and cash equivalents are maintained in accounts held by major banks and financial institutions located in North America, Europe, and Australia. In the normal course of business, and consistent with industry practices, the SpinCo Business grants credit to its clients without requiring collateral. Concentrations of credit risk is the risk that, if the SpinCo Business extends a significant amount of credit to clients in a specific geographic area or industry, the SpinCo Business may experience disproportionately high levels of default if those clients are adversely affected by factors particular to their geographic area or industry. Concentrations of credit risk relative to trade receivables are limited due to the SpinCo Business’ government entities client base, which includes the U.S. federal government and multi-national corporations operating in a broad range of industries and geographic areas. Since the SpinCo Business’ receivables are primarily with the U.S. Government, U.K. Government, and Australian Government, the SpinCo Business believes there is not an exposure to a material credit risk.

Leases

The SpinCo Business accounts for its leases in accordance with ASC 842, Leases (“ASC 842”). ASC 842 requires lessees to recognize assets and liabilities for most leases. The SpinCo Business determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract, and (2) the customer has the right to control the use of the identified asset. Lessees are required to classify leases as either finance or operating leases. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.

ASC 842 provides several optional practical expedients for use in transition to and ongoing application of ASC 842. The SpinCo Business elected to utilize the package of practical expedients in ASC 842-10-65-1(f) that, upon adoption of ASC 842, allows entities to (1) not reassess whether any expired or existing contracts are or contain leases, (2) retain the classification of leases (e.g., operating or finance lease) existing as of the date of adoption and (3) not reassess initial direct costs for any existing leases. The SpinCo Business did not elect the practical expedient pertaining to the use of hindsight. The SpinCo Business elected to utilize the practical expedient in ASC 842-10-15-37 in which the SpinCo Business has chosen to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

The SpinCo Business’ right-of use assets and lease liabilities relate to real estate, project assets used in connection with long-term contracts, IT assets and vehicles. The SpinCo Business’ leases have remaining lease terms of less than one year to seven years. The SpinCo Business’ lease obligations are primarily for the use of office space and are primarily operating leases. Certain of the SpinCo Business’ leases contain renewal, extension, or termination options. The SpinCo Business assesses each option on an individual basis and will only include options reasonably certain of exercise in the lease term. The SpinCo Business generally considers the base term to be the term provided in the contract. None of the SpinCo Business’ lease agreements contain material options to purchase the leased property, material residual value guarantees, or material restrictions or covenants.

Long-term project asset and vehicle leases (leases with terms greater than twelve months), along with all real estate and IT asset leases, are recorded on the combined balance sheet at the present value of the minimum lease payments not yet paid. Because the SpinCo Business primarily acts as a lessee and the rates implicit in its leases are not readily determinable, the SpinCo Business generally uses the Parent’s incremental borrowing rate

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

on the lease commencement date to calculate the present value of future lease payments. Certain leases include payments that are based solely on an index or rate. These variable lease payments are included in the calculation of the ROU asset and lease liability and are initially measured using the index or rate at the lease commencement date. Other variable lease payments, such as payments based on use and for property taxes, insurance, or common area maintenance that are based on actual assessments, are excluded from the ROU asset and lease liability and are expensed as incurred. In addition to the present value of the future lease payments, the calculation of the ROU asset also includes any deferred rent, lease prepayments and initial direct costs of obtaining the lease, such as commissions.

Certain lease contracts contain non-lease components such as maintenance and utilities. The SpinCo Business has made an accounting policy election, as allowed under ASC 842-10-15-37 and discussed above, to capitalize both the lease component and non-lease components of its contracts as a single lease component for all of its right-of-use assets.

Short-term project asset and vehicle leases (project asset and vehicle leases with an initial term of twelve months or less or leases that are cancellable by the lessee and lessor without significant penalties) are not recorded on the combined balance sheet and are expensed on a straight-line basis over the lease term. The majority of the SpinCo Business’ short-term leases relate to equipment used on projects. These leases are entered into at agreed upon hourly, daily, weekly or monthly rental rates for an unspecified duration and typically have a termination for convenience provision. Such equipment leases are considered short-term in nature unless it is reasonably certain that the equipment will be leased for a term greater than twelve months.

Income Taxes

Any reported income tax balances, as discussed below and in Note 6 - Income Taxes, are primarily determined as a result of the application of the separate return allocation method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. The SpinCo Business determined the consolidated income tax expense using the asset and liability method prescribed by U.S. GAAP. Under this method, deferred tax assets and liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Such deferred tax assets and liabilities are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. If and when the SpinCo Business determines that a deferred tax asset will not be realized for its full amount, the SpinCo Business will recognize and record a valuation allowance with a corresponding charge to earnings. Judgment is required in determining the provision for income taxes. In the normal course of business, the SpinCo Business may engage in numerous transactions every day for which the ultimate tax outcome (including the period in which the transaction will ultimately be included in taxable income or deducted as an expense) is uncertain. Additionally, the SpinCo Business and the Parent file income, franchise, gross receipts and similar tax returns in many jurisdictions. The SpinCo Business and the Parent’s tax returns are subject to audit and investigation by the Internal Revenue Service, most states in the U.S., and by various government agencies representing many jurisdictions outside the U.S.

The Tax Cuts and Jobs Act of 2017 (the “Tax Act”) contains a provision which subjects a U.S. parent of a foreign subsidiary to current U.S. tax on its global intangible low–taxed income (“GILTI”). The GILTI income is eligible for a deduction, which lowers the effective tax rate of GILTI to 10.5% for calendar years 2018 through 2025 and 13.125% after 2025. The SpinCo Business will report the tax impact of GILTI as a period cost when incurred. Accordingly, the SpinCo Business is not providing deferred taxes for basis differences expected to reverse as GILTI.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Affiliate Transactions

All intercompany transactions and balances within the SpinCo Business have been eliminated. Transactions between the SpinCo Business and the Parent that will not be cash settled are included within net parent investment. Transactions between the SpinCo Business and the Parent that will be effectively settled for cash at the time of the transactions have been included in these combined financial statements. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined balance sheet as net parent investment. Transactions between the SpinCo Business and other businesses of the Parent are considered affiliate transactions.

Contractual Guarantees, Litigation, Investigations and Insurance

In the normal course of business, the SpinCo Business is subject to certain contractual guarantees and litigation. The SpinCo Business records in the combined balance sheets amounts representing its estimated liability relating to such guarantees, litigation and insurance claims. Guarantees are accounted for in accordance with ASC 460-10, Guarantees, at fair value at the inception of the guarantee. The SpinCo Business performs an analysis to determine the level of reserves to establish for both insurance-related claims that are known and have been asserted against the SpinCo Business as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis but have not yet been reported to the Parent’s claims administrators as of the respective balance sheet dates. The SpinCo Business includes any adjustments to such insurance reserves in the combined statements of operations. In addition, as a contractor providing services to various agencies of the U.S. federal government, the SpinCo Business is subject to many levels of audits, investigations, and claims by, or on behalf of, the U.S. federal government with respect to contract performance, pricing, costs, cost allocations and procurement practices. The SpinCo Business adjusts revenues based upon the amounts it expects to realize considering the effects of any client audits or governmental investigations.

Business Combinations

U.S. GAAP requires that the purchase price paid for business combinations accounted for using the acquisition method be allocated to the assets and liabilities acquired based on their respective fair values. The SpinCo Business makes certain estimates and judgments relating to other assets and liabilities acquired as well as any identifiable intangible assets acquired.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires the SpinCo Business to employ estimates and make assumptions that affect the reported amounts of certain assets and liabilities; the revenues and expenses reported for the periods covered by the financial statements; and certain amounts disclosed in these notes to the combined financial statements. Although such estimates and assumptions are based on management’s most recent assessment of the underlying facts and circumstances utilizing the most current information available and past experience, actual results could differ significantly from those estimates and assumptions. The SpinCo Business’ estimates, judgments and assumptions are evaluated periodically and adjusted accordingly.

3. Revenue Accounting for Contracts

Disaggregation of Revenues

The SpinCo Business’ revenues are principally derived from contracts to provide a diverse range of technical, professional, and other services to a large number of governmental and commercial clients. The

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

SpinCo Business provides a broad range of engineering, design, and architectural services; and process, scientific, and systems consulting services. The SpinCo Business provides its services through offices and subsidiaries located primarily in North America, Europe, the Middle East, Australia, and Africa. The SpinCo Business provides its services under cost reimbursable, time-and-materials and fixed-price contracts. The SpinCo Business’ contracts are with many different customers in numerous industries. Refer to Note 14-Segment Information for additional information on how the SpinCo Business disaggregates its revenues by reportable segment. The following table further disaggregates the SpinCo Business’ revenue by contract type for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenues:
Cost-reimbursable	$3,781	$3,284	$3,329
Time-and-materials	778	861	851
Fixed-price	966	1,031	900

Total	$5,525	$5,176	$5,080

The following table presents the revenues earned directly or indirectly from the U.S. federal government and its agencies, expressed as a percentage of total revenues for each of the years indicated:

September 29, 2023	September 30, 2022	October 1, 2021
74%	75%	76%

Contract Liabilities

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. Revenue recognized for the year ended September 29, 2023 that was included in the contract liability balance on September 30, 2022 was $44 million. Revenue recognized for the year ended September 30, 2022 that was included in the contract liability balance on October 1, 2021 was $55 million.

Remaining Performance Obligations

The SpinCo Business’ remaining performance obligations as of September 29, 2023 represent a measure of the total dollar value of work to be performed on contracts awarded and in progress. The SpinCo Business had approximately $6.9 billion in remaining performance obligations as of September 29, 2023. The SpinCo Business expects to recognize 58% of remaining performance obligations within the next twelve months and the remaining 42% thereafter. The majority of the remaining performance obligations after the first twelve months are expected to be recognized over a four-year period.

Although remaining performance obligations reflect business that is considered to be firm, cancellations, scope adjustments, foreign currency exchange fluctuations or project deferrals may occur that impact their volume or the expected timing of their recognition. Remaining performance obligations are adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

4. Goodwill and Intangibles

The carrying value of goodwill appearing in the accompanying combined balance sheets, September 29, 2023, September 30, 2022, and October 1, 2021 was as follows:

	Critical Mission Solutions	Cyber & Intelligence	Total
	(Dollars in millions)
Balance October 1, 2021	$1,671	$576	$2,247
Foreign currency translation and other	(44)	—	(44)

Balance September 30, 2022	1,627	576	2,203

Foreign currency translation and other	19	—	19

Balance September 29, 2023	$1,646	$576	$2,222

Goodwill was derived from the acquisitions of John Wood Group’s Nuclear business, CH2M Hill Companies, Ltd., Blue Canopy, The KeyW Holding Corporation, The Buffalo Group and other historical acquisitions where the purchase price exceeded the fair value of the net assets acquired. Goodwill has been assigned to the related reporting units on a specific identification basis. After the allocation of fair values associated with the SpinCo Business’ acquisitions was completed, the SpinCo Business’ gross goodwill was approximately $2,407 million. In the periods prior to October 3, 2020, the SpinCo Business recorded cumulative impairment losses of $304 million within the C&I reporting unit. The SpinCo Business’ evaluation of goodwill for the years ended September 30, 2022 and September 29, 2023 concluded the fair value of the SpinCo Business’ exceeded the carrying value, and no impairment was required.

The SpinCo Business assesses goodwill and intangible assets for impairment annually or, under certain circumstances, more frequently, such as when events or changes in circumstances indicate there may be impairment. The SpinCo Business is required to write down the value of goodwill only when its assessment determines the recorded amount of goodwill exceeds the fair value. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, the SpinCo Business then compares the fair value of the related reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized.

It is possible that changes in facts and circumstances, judgments and assumptions used in estimating the fair value, which includes, but is not limited to, market conditions and the economy, could change. This would result in a possible future impairment of goodwill that could be material to the SpinCo Business. The fair values resulting from the valuation techniques used are not necessarily representative of the values the SpinCo Business might obtain in a sale of the reporting units to willing third parties.

The following table provides certain information related to the SpinCo Business’ acquired intangibles in the accompanying combined balance sheets for the years ended September 29, 2023, September 30, 2022, and October 1, 2021:

	Customer Relationships, Contracts and Backlog	Developed Technology	Total
	(Dollars in millions)
Balance October 1, 2021	$398	$40	$438
Amortization	(53)	(4)	(57)
Foreign currency translation and other	(12)	(1)	(13)

Balance September 30, 2022	333	35	368

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

	Customer Relationships, Contracts and Backlog	Developed Technology	Total
	(Dollars in millions)
Amortization	$(52)	$(4)	$(56)
Foreign currency translation and other	5	—	5

Balance September 29, 2023	$286	$31	$317

Weighted Average Amortization Period (years)	6	8	6

The weighted average amortization period includes the effects of foreign currency translation.

The following table presents estimated amortization expense of intangible assets for fiscal 2024 and for the succeeding years.

Fiscal Year	(Dollars in millions)
2024	$57
2025	56
2026	53
2027	50
2028	50
Thereafter	51

Total	$317

5. Other Financial Information

Receivables and contract assets

The following table presents the components of receivables and contract assets appearing in the accompanying combined balance sheets at September 29, 2023 and September 30, 2022 as well as certain other related information:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Components of receivables:
Amounts billed, net	$328	$368
Unbilled receivables and other	439	523
Contract assets	348	229

Total receivables and contract assets, net	$1,115	$1,120

Other information about receivables:
Amounts due from the United States federal government included above net of contract liabilities	$753	$654

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

Prepaid expenses and other

Prepaids expenses and other are comprised mainly of prepaid expenses of approximately $25 million for each of the fiscal years ended September 29, 2023, September 30, 2022, with the remainder of the balances associated with inventories and other items.

Property, Equipment and Improvements, Net

The following table presents the components of property, equipment and improvements, net at September 29, 2023 and September 30, 2022:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Buildings	$21	$19
Equipment	125	115
Leasehold improvements	38	35
Construction in progress	16	13

	200	182
Accumulated depreciation and amortization	(123)	(105)

	$77	$77

For the years ended September 29, 2023, September 30, 2022, and October 1, 2021, the SpinCo Business recognized $18 million, $19 million, and $16 million in depreciation expense, respectively.

Accrued Liabilities

The following table presents the components of “Accrued liabilities” shown in the accompanying combined balance sheets at September 29, 2023 and September 30, 2022:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Accrued payroll and related liabilities	$239	$252
Project-related accruals	13	14
Non project-related accruals and other (1)	59	126
Other liabilities	29	25

Total	$340	$417

(1)

Non-project-related accruals and other included the Tennessee Valley Authority (“TVA”) settlement accrual of $78 million as of September 30, 2022 and was settled in 2023. This resulted in a reduction of non-project-related accruals.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

6. Income Taxes

The following table presents the components of the SpinCo Business’ combined income taxes for years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Current income tax (benefit) expense:
Federal	$40	$22	$16
State	16	10	7
Foreign	28	25	24

Total current tax (benefit) expense	84	57	47
Deferred income tax (benefit) expense:
Federal	(2)	10	35
State	(3)	1	—
Foreign	(2)	(2)	3

Total deferred tax (benefit) expense	(7)	9	38

Combined income tax (benefit) expense	$77	$66	$85

Deferred taxes reflect the tax effects of temporary differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The following table presents the components of net deferred tax (liabilities) assets at September 29, 2023 and September 30, 2022:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Deferred tax assets:
Obligations relating to:
Investments	$10	$3
Other Employee Benefit Plans	26	23
Net Operating Losses	10	19
Lease Liability	25	28
Valuation Allowance	(27)	(27)
Other	8	9

Gross Deferred tax assets	52	55

Deferred tax liabilities:
Depreciation and Amortization	(123)	(128)
Lease Right of Use Asset	(20)	(24)
Other	(7)	(6)

Gross deferred tax liabilities	(150)	(158)

Net deferred tax liability	$(98)	$(103)

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized based on an assessment of positive and negative evidence, including estimates of future taxable income necessary to realize future deductible amounts. The valuation allowance each year is related to a capital loss carry-forward generated in the year ended October 1, 2021.

At September 29, 2023 and September 30, 2022, the domestic and international net operating loss (NOL) carryforwards totalled $46 million and $90 million, resulting in an NOL deferred tax asset of $10 million and $19 million, respectively. The SpinCo Business’ net operating losses have various expiration periods between 2024 and indefinite periods.

The following table reconciles total income tax expense using the statutory U.S. federal income tax rate to the combined income tax expense shown in the accompanying combined statements of operations for the years ended September 29, 2023, September 30, 2022, and October 1, 2021:

	For the Years Ended
	September 29, 2023%		September 30, 2022%		October 1, 2021%
	(Dollars in millions, except percentages)
Statutory amount	$68	21%	$64	21%	$61	21%
State taxes, net of the federal benefit	10	3%	9	3%	6	2%
Foreign:
Foreign Rate Differential	3	1%	1	0%	(4)	(1%)
Non-deductible compensation	—	0%	1	0%	5	2%
U.S. tax cost (benefit) of foreign operations	12	4%	10	3%	4	1%
Foreign tax credits	(12)	(4%)	(12)	(4%)	(12)	(4%)
Tax Rate Change	—	0%	—	0%	4	1%
Valuation allowance	—	0%	—	0%	24	8%
Other items:
Other items - net	(4)	(1%)	(7)	(1%)	(3)	(1%)

Taxes on income	$77	24%	$66	22%	$85	29%

The SpinCo Business’ effective income tax rate for the year ended September 30, 2022 decreased to 22% from 29% for fiscal year 2021. The key driver for the year-over-year decrease relate to the establishment of a valuation allowance against a capital loss carryforward for the year ended October 1, 2021.

The SpinCo Business’ effective income tax rate for the year ended September 29, 2023 increased to 24% from 22% for fiscal year 2022. The key driver for the year-over-year increase relates to changes in the pre-tax book income mix of earnings.

The following table presents income tax payments, net made during the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

September 29, 2023	September 30, 2022	October 1, 2021
(Dollars in millions)
$11	$10	$3

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table presents the components of the SpinCo Business’ combined earnings before taxes for the years ended September 29, 2023, September 30, 2022, and October 1, 2021:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
United States earnings	$210	$188	$206
Foreign earnings	113	116	86

	$323	$304	$292

The SpinCo Business did not record a deferred tax liability for unremitted earnings of its foreign subsidiaries as the earnings meet the indefinite reinvestment criteria. This criterion is met if the foreign subsidiary has invested, or will invest, the earnings indefinitely. The decision as to the amount of unremitted earnings that the SpinCo Business intends to maintain in non-U.S. subsidiaries considers items including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans, and expected cash requirements in the U.S. As of September 29, 2023, the SpinCo Business has immaterial undistributed earnings for certain foreign subsidiaries that are currently intended to be indefinitely reinvested for which a deferred tax liability has not been recorded. If such earnings were distributed, some countries may impose additional taxes. The unrecognized deferred tax liability (the amount payable if distributed) is also immaterial.

The following table presents the reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Balance, beginning of year	$7	$7	$1
Additions based on tax positions related to the current year	—	—	6
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	—	—
Settlement	—	—	—

Balance, end of year	$7	$7	$7

The SpinCo Business accounts for unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. It accounts for interest and penalties on unrecognized tax benefits as interest and penalties reported above the line (i.e., not as part of income tax expense). The SpinCo Business’ liability for gross unrecognized tax benefits was $1 million in each of the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively, after ASU 2013-11 netting of $5 million. The main driver of the balance as of September 29, 2023 and September 30, 2022, is the addition of unrecognized tax benefits related to R&D credit generation. If recognized, the SpinCo Business’ consolidated effective income tax rate would be impacted by $6 million in each of the fiscal years ended September 29, 2023, September 30, 2022, and October 1, 2021.

The SpinCo Business had no accrued interest and penalties at September 29, 2023, September 30, 2022, and October 1, 2021. The SpinCo Business estimates that, within twelve months, the SpinCo Business may realize no change in uncertain tax positions.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

In the normal course of business, the Parent is subject to examination by taxing authorities worldwide, including such major jurisdictions as the U.S., Australia, and the U.K. As of September 29, 2023, the SpinCo Business’ fiscal year 2019 through fiscal 2022 consolidated U.S. Federal income tax returns and the CH2M Hill Companies Ltd. fiscal year 2009 through fiscal year 2012 consolidated U.S. Federal income tax returns remain subject to examination. In Australia and the U.K., the consolidated federal tax returns for fiscal years 2018 through 2022 are subject to audit by the appropriate taxing authorities. Although the SpinCo Business believes the reserves established for the tax positions are reasonable, the outcome of tax audits could be materially different, both favorably and unfavorably.

7. Joint Ventures, VIEs and Other Investments

For consolidated joint ventures, the entire amount of the revenue recognized for services performed and the costs associated with these services, including the services provided by the other joint venture partners, are included in the SpinCo Business’ results of operations. Likewise, the entire amount of each of the assets and liabilities are included in the SpinCo Business’ combined balance sheets. There are no consolidated VIEs that have debt or credit facilities. Summary financial information of consolidated VIEs is as follows:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Current assets	$248	$237
Non-current assets	20	—

Total Assets	$268	$237

Current liabilities	$145	$116

Total liabilities	$145	$116

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue	$946	$759	$384
Direct cost of contacts	(901)	(716)	(343)

Gross profit	45	43	41

Net earnings	$33	$31	$18

Unconsolidated joint ventures are accounted for under the equity method or proportionate consolidation. Proportionate consolidation is used for joint ventures that include unincorporated legal entities and activities of the joint venture are construction related. For those joint ventures accounted for under proportionate consolidation, only the SpinCo Business’ pro rata share of assets, liabilities, revenue, and costs are included in the SpinCo Business’ balance sheet and results of operations.

For the proportionate consolidated VIEs, the carrying value of assets and liabilities was $12 million and $7 million as of September 29, 2023, respectively, and $9 million and $5 million as of September 30, 2022, respectively. For those joint ventures accounted for under the equity method, the SpinCo Business’ investment balances for the joint venture is included in other noncurrent assets: miscellaneous on the balance sheet and the

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

SpinCo Business’ pro rata share of net income is included in revenue. In limited cases, there are basis differences between the equity in the joint venture and SpinCo Business’ investment created when the SpinCo Business purchased their share of the joint venture. These basis differences are amortized based on an internal allocation to underlying net assets, excluding allocations to goodwill. The SpinCo Business’ investments in equity method joint ventures on the combined balance sheets as of September 29, 2023 and September 30, 2022 were a net asset of $18 million and $15 million, respectively. During the years ended September 29, 2023, September 30, 2022, and October 1, 2021, the SpinCo Business recognized income from equity method joint ventures of $30 million, $28 million, and $55 million, respectively.

Summary financial information of unconsolidated joint ventures accounted for under the equity method, as derived from their unaudited financial statements, is as follows (in millions):

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Current assets	$95	$86

Total Assets	$95	$86

Current liabilities	$45	$44

Total liabilities	45	44
Joint ventures’ equity	50	42

Total liabilities & joint venture equity	$95	$86

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue	$175	$438	$2,267
Direct cost of contacts	(86)	(319)	(2,045)

Gross profit	89	119	222

Net earnings	$82	$111	$184

Accounts receivable from unconsolidated joint ventures accounted for under the equity method is $3 million and $7 million as of September 29, 2023 and September 30, 2022, respectively.

During the fiscal year ended October 1, 2021, the SpinCo Business recorded other-than-temporary impairment charges on its equity method investment in AWE Management Ltd., in the amount of $39 million, which were included in miscellaneous income (expense), net in the combined statements of operations. During fiscal year 2022, the contractual operating arrangement with UK Ministry of Defence was terminated which resulted in the wind down and full impairment of the AWE Management Ltd. joint venture with immaterial activity expected going forward.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

8. Leases

The components of lease expense (reflected in selling, general and administrative expenses) for the years ended September 29, 2023, September 30, 2022 and October 1, 2021 were as follows:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Lease Cost
Operating lease cost	$23	$25	$21
Variable lease cost	4	6	—

Total lease cost	$27	$31	$21

Supplemental information related to the SpinCo Business’ leases for the years ended September 29, 2023 and September 30, 2022 was as follows:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Cash paid for amounts included in the measurements of lease liabilities	$28	$28
Right-of-use assets obtained in exchange for new operating lease liabilities	8	7
Weighted average remaining lease term - operating leases	5	6
Weighted average discount rate - operating leases	2.8%	2.2%

Total remaining lease payments under the SpinCo Business’ leases for each of the succeeding years is as follows:

Operating Leases
Fiscal Year	(Dollars in millions)
2024	$27
2025	22
2026	19
2027	15
2028	11
Thereafter	16

110
Less Interest	(7)

103

Right-of-Use and Other Long-Lived Asset Impairment

During fiscal 2023 and 2022, as a result of the SpinCo Business’ transformation initiatives, including the changing nature of the SpinCo Business’ use of office space for its workforce, the SpinCo Business evaluated its

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

existing real estate lease portfolio. These initiatives resulted in the abandonment of certain leased office spaces and the establishment of a formal plan to sublease certain other leased spaces that will no longer be utilized by the SpinCo Business. In connection with the SpinCo Business’ actions related to these initiatives, the SpinCo Business evaluated certain of its lease right-of-use assets and related property, equipment and leasehold improvements for impairment under ASC 360. Impact of the impairments were not material to SpinCo for the years ended September 29, 2023 and September 30, 2022.

9. Deferred Compensation Plans

The SpinCo Business has non-qualified deferred compensation programs provide benefits payable to directors, officers, and certain key employees or their designated beneficiaries at specified future dates, upon retirement, or death. The plans are unfunded; therefore, benefits are paid from the general assets of the SpinCo Business. Participants’ cash deferrals earn a return based on the participants’ selection of investments in several hypothetical investment options.

The following table presents the amount relating to assets held as deferred compensation arrangement investments for the years ended September 29, 2023 and September 30, 2022:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Deferred compensation arrangement investments	$20	$18

Deferred compensation arrangement investments are comprised primarily of the cash surrender value of life insurance policies and pooled-investment funds. The fair value of the pooled investment funds is derived using Level 2 inputs.

10. Business Combination

Buffalo Group

On November 24, 2020, the Parent, therefore the SpinCo Business (for purposes of these combined financial statements), completed the acquisition of Buffalo Group, a leader in advanced cyber and intelligence solutions which allowed the SpinCo Business to further expand its cyber and intelligence solutions offerings to government clients. The SpinCo Business paid total consideration of $190 million, which was comprised of approximately $182 million in cash to the former owners of Buffalo Group and contingent consideration of $8 million. The contingent consideration was subsequently recognized in fiscal 2021 as an offset to selling, general and administrative expense when it was determined no amounts would be paid. In conjunction with the acquisition, the SpinCo Business assumed the Buffalo Group’s debt of approximately $8 million. The SpinCo Business repaid all of the assumed Buffalo Group debt by the end of the first fiscal quarter of 2021. The following summarizes the fair values of The Buffalo Group’s assets acquired and liabilities assumed as of the acquisition date:

(Dollars in millions)
Assets
Cash and cash equivalents	$9
Receivables	19
Property, equipment and improvements, net	2
Goodwill	131
Identifiable intangible assets	74
Prepaid expenses and other current assets	6

Total Assets	$241

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in millions)
Liabilities
Accounts payable, accrued expenses and other current liabilities	$47
Other long-term liabilities	4

Total Liabilities	51

Net assets acquired	$190

Goodwill recognized is attributable to a substantial assembled workforce, which does not qualify for separate recognition, as well as expected future synergies from combining operations. All of the goodwill recognized was deductible for tax purposes, given the acquisition was structured as an asset acquisition for tax purposes. The SpinCo Business completed its final assessment of the fair values of Buffalo Group’s assets acquired and liabilities assumed. Since the initial preliminary estimates reported in the first quarter of fiscal 2021, the SpinCo Business updated certain amounts reflected in the final purchase price allocation, as summarized in the fair values of Buffalo Group’s assets acquired and liabilities assumed as of the acquisition date set forth above.

Identifiable intangibles are customer relationships, contracts and backlog and have estimated lives of 9 years. No summarized unaudited pro forma results are provided for the Buffalo Group due to the immateriality of this acquisition relative to the SpinCo Business’ combined financial position and results of operations.

11. Affiliate Transactions

All significant intercompany transactions between the SpinCo Business and the Parent have been included in these combined financial statements and are considered to have been effectively settled at the time the transactions were recorded or are expected to be settled for cash. Transactions between the SpinCo Business and the Parent that will not be cash settled are included within Net Parent Investment. Sales to the Parent during the year ended September 29, 2023, September 30, 2022, and October 1, 2021 were $11 million, $7 million, and $12 million, respectively. Direct cost of contracts sold to the Parent during the year ended September 29, 2023, September 30, 2022, and October 1, 2021 were $19 million, $15 million, and $16 million, respectively.

The SpinCo Business has historically operated as part of the Parent and not as a stand-alone company. Accordingly, the Parent has allocated certain shared costs to the SpinCo Business that are reflected as expenses in these combined financial statements including, but not limited to, general corporate expenses such as corporate finance, tax, legal, human resources, information technology, and certain other costs. It is not practicable to estimate actual costs that would have been incurred had the SpinCo Business been an independent, standalone company during the periods presented. The SpinCo Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to it. The allocation methods used include relative percentage of revenues, direct expenses, headcount and capital assets. Allocations for management costs and corporate support services provided to the SpinCo Business and included in selling, general, and administrative expense within the combined statement of operations totaled $64 million, $64 million, and $50 million for the years ended September 29, 2023, September 30, 2022, and October 1, 2021, respectively.

The financial information in these combined financial statements does not necessarily include actual costs that would have been incurred by the SpinCo Business had it been a separate, stand-alone entity which would depend on a number of factors, including the chosen organization structure and functions outsourced or performed by employees.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

12. Commitments and Contingencies

Letters of Credit

At September 29, 2023, the SpinCo Business had issued and outstanding approximately $37 million in committed and uncommitted letter-of-credit facilities and $58 million in surety bonds.

13. Contractual Guarantees, Litigation, Investigations and Insurance

In the normal course of business, the SpinCo Business makes contractual commitments (some of which are supported by separate guarantees) and on occasion the SpinCo Business is a party in a litigation or arbitration proceeding. The litigation or arbitration in which the SpinCo Business is involved primarily includes personal injury claims, professional liability claims and breach of contract claims. Where the SpinCo Business provides a separate guarantee, it is strictly in support of the underlying contractual commitment.

The Parent maintains insurance coverage for most insurable aspects of its business and operations. The Parent’s insurance programs have varying coverage limits depending upon the type of insurance and include certain conditions and exclusions which insurance companies may raise in response to any claim that is asserted by or against the SpinCo Business. The Parent has also elected to retain a portion of certain losses, claims and liabilities that occur through the use of various deductibles, limits, and retentions under the insurance programs and utilize a number of internal financing mechanisms for these self-insurance arrangements including the operation of certain captive insurance entities. The Parent’s insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfil their insurance obligations due to insolvency or otherwise.

Additionally, as a contractor providing services to the U.S. federal government the SpinCo Business is subject to many types of audits, investigations and claims by, or on behalf of, the government including with respect to contract performance, pricing, cost allocations, procurement practices, labor practices and socioeconomic obligations. Furthermore, the SpinCo Business’ income, franchise and similar tax returns and filings are also subject to audit and investigation by the Internal Revenue Service, most states within the United States, as well as by various government agencies representing jurisdictions outside the United States.

The SpinCo Business believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims and income tax audits and investigations should not have a material adverse effect on the combined financial statements, beyond amounts currently accrued.

On December 22, 2008, a coal fly ash pond at the TVA’s Kingston Power Plant TVA was breached, releasing fly ash waste into the Emory River and surrounding community. In February 2009, TVA awarded a contract to the SpinCo Business to provide project management services associated with the clean-up. All remediation and dredging were completed in August 2013 by other contractors under direct contracts with TVA. The SpinCo Business did not perform the remediation, and its scope was limited to program management services. Certain employees of the contractors performing the cleanup work on the project filed lawsuits against the SpinCo Business beginning in August 2013, alleging they were injured due to the SpinCo Business’ failure to protect the plaintiffs from exposure to fly ash, and asserting related personal injuries. The primary case, Greg Adkisson, et al. v. Jacobs Engineering Group Inc., case No. 3:13-CV-505-TAV-HBG, filed in the U.S. District Court for the Eastern District of Tennessee, consisted of 10 consolidated cases. This case and the related cases involved several hundred plaintiffs that were employees of the contractors that completed the remediation and

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

dredging work. In the second quarter of fiscal 2023, the SpinCo Business entered into a settlement agreement with the plaintiffs whose cases had not been previously dismissed. As of the third quarter of fiscal 2023, all conditions to the settlement had been satisfied, and the cases dismissed, which was substantially all funded through insurance. The amount of the settlement was not material to the SpinCo Business’ business, financial condition, results of operations or cash flows.

14. Segment Information

The SpinCo Business’ two operating segments are comprised of CMS and C&I.

The Jacobs’ Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM can evaluate the performance of each segment and make appropriate resource allocations among the segments. For purposes of the SpinCo Business’ goodwill impairment testing, it has been determined that the SpinCo Business’ operating segments are also its reporting units based on management’s conclusion that the components comprising each of its operating segments share similar economic characteristics and meet the aggregation criteria for reporting units in accordance with ASC 350, Intangibles-Goodwill and Other.

Under this organization, the sales function is managed by segment, and accordingly, the associated cost is embedded in the segments and reported to the respective head of each segment. In addition, a portion of the costs of other support functions (e.g., finance, legal, human resources, and information technology) is allocated to each Line of Business (“LOB”) using methodologies which, the SpinCo Business believes, effectively attribute the cost of these support functions to the revenue generating activities of the SpinCo Business on a rational basis. The cost of the Parent’s cash incentive plan, the Leadership Performance Plan (“LPP”), formerly named the Management Incentive Plan, and the expense associated with the Jacobs Engineering Group Inc. 2023 Stock Incentive Plan have likewise been charged to the LOBs except for those amounts determined to relate to the business as a whole (which amounts remain in other corporate expenses).

Financial information for each segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources. The CODM evaluates the operating performance of the operating segments using segment operating profit, which is defined as operating profit less “corporate charges” (e.g., the allocated amounts described above). The SpinCo Business incurs certain SG&A that relate to its business as a whole which are not allocated to the segments. The SpinCo Business does not report assets by reportable segments as this information is not reviewed by the CODM on a regular basis.

The following tables present total revenues and segment operating profit for each reportable segment and includes a reconciliation of segment operating profit to total U.S. GAAP operating profit by including certain corporate-level expenses and transaction and integration costs.

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenue from External Customers:
Critical Mission Solutions	$4,719	$4,392	$4,264
Cyber & Intelligence	806	784	816

Total	$5,525	$5,176	$5,080

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Segment Operating Profit:
Critical Mission Solutions	$384	$356	$360
Cyber & Intelligence	61	49	79
Other Expenses (1)	(117)	(118)	(104)

Total Segment Operating Profit	$328	$287	$335

Total Other (Expense) Income, net (2)	(5)	17	(43)

Earnings Before Taxes	$323	$304	$292

(1)

Other expenses include intangible amortization of $56 million, $57 million, and $56 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively. Additionally, other expenses include general and administrative costs of $45 million, $48 million, and $42 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively. The remainder of other expense is comprised of administrative costs.

(2)

Amounts in the year ended September 30, 2022 are mainly comprised of $14 million related to the sale of a legacy KeyW investment. Amounts in the year ended October 1, 2021 are mainly comprised of $39 million in charges related to the impairment of our AWE Management Ltd. joint venture.

The following table further disaggregates revenue by geographic area for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the Years Ended
	September 29, 2023	September 30, 2022	October 1, 2021
	(Dollars in millions)
Revenues:
United States	$4,447	$4,197	$4,156
United Kingdom	467	350	375
Europe	452	486	418
Other	159	143	131

Total	$5,525	$5,176	$5,080

The following table presents property, equipment and improvements, net by geographic area for the years ended September 29, 2023 and September 30, 2022:

	As of
	September 29, 2023	September 30, 2022
	(Dollars in millions)
Property, equipment and improvements, net:
United States	$61	$66
United Kingdom	8	5
Europe	7	6
Other	1	—

Total	$77	$77

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED BALANCE SHEETS

(In millions)

	June 28, 2024	September 29, 2023
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$196	$156
Accounts receivables and contract assets	1,078	1,115
Affiliate receivables	5	1
Prepaid expenses and other	33	33

Total current assets	1,312	1,305

Property, equipment and improvements, net	71	77
Other Noncurrent Assets:
Goodwill	2,230	2,222
Intangibles, net	276	317
Deferred income tax assets	4	3
Operating lease right-of-use assets	82	90
Affiliate long-term receivable	15	100
Miscellaneous	62	53

Total other noncurrent assets	2,669	2,785

TOTAL ASSETS	$4,052	$4,167

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$196	$231
Affiliate accounts payable	5	13
Accrued liabilities	356	340
Operating lease liabilities	24	26
Contract liabilities	48	54

Total current liabilities	629	664

Deferred income tax liabilities	93	101
Long-term operating lease liabilities	70	77
Other deferred liabilities	9	7
Equity:
Net parent investment	3,317	3,399
Accumulated other comprehensive loss	(109)	(124)
Noncontrolling interests	43	43

Total Equity	3,251	3,318

TOTAL LIABILITIES AND EQUITY	$4,052	$4,167

See the accompanying notes to condensed combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended June 28, 2024 and June 30, 2023

(In millions)

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Revenues	$1,355	$1,398	$4,137	$4,059
Affiliate revenue	3	3	9	7
Direct cost of contracts	(1,151)	(1,194)	(3,540)	(3,488)
Affiliate direct cost of contracts	(6)	(5)	(19)	(14)

Gross Profit	201	202	587	564
Selling, general and administrative expense	(116)	(114)	(323)	(333)

Operating Profit	85	88	264	231
Other Income (Expense)
Interest income	2	1	4	2
Miscellaneous expense, net	(1)	(2)	(2)	(2)
Affiliate interest income	—	—	1	1

Total other income, net	1	(1)	3	1

Earnings Before Taxes	86	87	267	232
Income tax expense	(22)	(21)	(67)	(56)

Net Earnings	64	66	200	176
Net earnings attributable to noncontrolling interests	(4)	(4)	(10)	(10)

Net Earnings Attributable to SpinCo Business	$60	$62	$190	$166

See the accompanying notes to condensed combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the Three and Nine Months Ended June 28, 2024 and June 30, 2023

(In millions)

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Net Earnings	$64	$66	$200	$176

Other Comprehensive Income:
Foreign currency translation adjustment	(1)	13	15	58

Other comprehensive income, net of taxes	63	79	215	234
Net earnings attributable to noncontrolling interests	(4)	(4)	(10)	(10)

Net Comprehensive Income Attributable to SpinCo Business	$59	$75	$205	$224

See the accompanying notes to condensed combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED STATEMENTS OF EQUITY

For the Three Months Ended June 28, 2024 and June 30, 2023

(In millions)

(Unaudited)

	Critical Mission Solutions and Cyber & Intelligence Business
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balances at March 31, 2023	$3,438	$(118)	$41	$3,361
Net earnings	62	—	4	66
Foreign currency translation adjustments, net of deferred taxes	—	13	—	13
Share-based compensation	1	—	—	1
Transfers to Parent	(69)	—	—	(69)
Changes in equity attributable to noncontrolling interests	—	—	(3)	(3)

Balances at June 30, 2023	$3,432	$(105)	$42	$3,369

Balances at March 29, 2024	$3,423	$(108)	$41	$3,356
Net earnings	60	—	4	64
Foreign currency translation adjustments, net of deferred taxes	—	(1)	—	(1)
Share-based compensation	2	—	—	2
Transfers to Parent	(168)	—	—	(168)
Changes in equity attributable to noncontrolling interests	—	—	(2)	(2)

Balances at June 28, 2024	$3,317	$(109)	$43	$3,251

See the accompanying notes to condensed combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED STATEMENTS OF EQUITY

For the Nine Months Ended June 28, 2024 and June 30, 2023

(In millions)

(Unaudited)

	Critical Mission Solutions and Cyber & Intelligence Business
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Balances at September 30, 2022	$3,422	$(163)	$42	$3,301
Net earnings	166	—	10	176
Foreign currency translation adjustments, net of deferred taxes	—	58	—	58
Share-based compensation	4	—	—	4
Transfers to Parent	(160)	—	—	(160)
Changes in equity attributable to noncontrolling interests	—	—	(10)	(10)

Balances at June 30, 2023	$3,432	$(105)	$42	$3,369

Balances at September 29, 2023	$3,399	$(124)	$43	$3,318
Net earnings	190	—	10	200
Foreign currency translation adjustments, net of deferred taxes	—	15	—	15
Share-based compensation	4	—	—	4
Transfers to Parent	(276)	—	—	(276)
Changes in equity attributable to noncontrolling interests	—	—	(10)	(10)

Balances at June 28, 2024	$3,317	$(109)	$43	$3,251

See the accompanying notes to condensed combined financial statements.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

For the Nine Months Ended June 28, 2024 and June 30, 2023

(In millions)

(Unaudited)

	For the Nine Months Ended
	June 28, 2024	June 30, 2023
Cash Flows from Operating Activities:
Net earnings	$200	$176
Adjustments to reconcile net earnings to net cash flows provided by (used for) operations:
Depreciation and amortization:
Property, equipment and improvements	11	14
Intangible assets	43	42
Share-based compensation	4	4
Equity in earnings of operating ventures, net of return on capital distributions	(9)	(1)
Impairment of equity method investment and other long-term assets	—	1
Deferred tax benefit	(8)	(5)
Changes in assets and liabilities
Receivables and contract assets, net of contract liabilities	38	25
Affiliate receivables	(4)	—
Prepaid expenses and other current assets	—	4
Miscellaneous other assets	—	1
Operating lease right-of-use assets	8	15
Accounts payable	(36)	(2)
Affiliate accounts payable	(7)	7
Operating lease liability	(10)	(15)
Accrued liabilities	12	(94)
Other deferred liabilities	1	—
Other, net	4	1

Net cash provided by operating activities	247	173

Cash Flows from Investing Activities:
Additions to property and equipment	(10)	(17)
Disposals of property and equipment	—	3
Proceeds related to long-term affiliate receivables	87	2

Net cash provided by (used for) investing activities	77	(12)

Cash Flows from Financing Activities:
Net transfers to parent	(277)	(160)
Net dividends associated with noncontrolling interests	(10)	(10)

Net cash used for financing activities	(287)	(170)

Effect of Exchange Rate Changes	3	18
Net Increase (Decrease) in Cash and Cash Equivalents	37	(9)
Cash and Cash Equivalents at the Beginning of the Period	156	207

Cash and Cash Equivalents at the End of the Period	$196	$216

See the accompanying notes to condensed combined financial statements

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

1. Background and Basis of Presentation

Background

On November 20, 2023, Jacobs Solutions Inc. (“Jacobs” or “Parent”) entered into definitive agreements with Amentum Parent Holdings LLC (“Amentum”) and Amentum Joint Venture LP, the sole equity holder of Amentum (“Amentum Equityholder”) to spin-off and merge Jacobs’ Critical Mission Solutions (“CMS”) business and portions of the Divergent Solutions (“DVS”) business (referred to herein as the Cyber & Intelligence (“C&I”) business and together with the CMS business referred to as the “SpinCo Business”), with Amentum in a tax-efficient Reverse Morris Trust transaction (the “Transaction”). Prior to the spin-off, the SpinCo Business will reorganize under a newly formed company named Amazon Holdco Inc. (“SpinCo”) and will distribute a $1.0 billion cash dividend payment to Jacobs (subject to adjustment based on the levels of cash, debt and working capital in the SpinCo Business at closing of the Transaction). Jacobs will then distribute at least 80.1% of the outstanding shares of SpinCo common stock on a pro rata basis to Jacobs’ shareholders in a distribution that is intended to qualify as generally tax-free to Jacobs’ shareholders for U.S. federal income tax purposes. Immediately following the distribution, Amentum will merge with and into SpinCo, with SpinCo surviving the merger (the “merger”) as a public company.

Closing of the Transaction will be subject to various customary closing conditions including regulatory approvals, receipt of a private letter ruling from the Internal Revenue Service, opinions from tax and legal advisors and the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission.

The SpinCo Business is a leading provider of mission-critical, technology-driven services in government and commercial markets. Under the CMS business, the SpinCo Business provides test, training and operations services for missile defense systems; IT and engineering services to defense clients and the Space sector; technological solutions including installations, decommissioning, and environmental remediation to energy clients; and other highly technical consulting solutions. Under the C&I business, the SpinCo Business provides advanced cyber training and data analytics for government professionals; advanced communication systems and aerial mapping technologies to national security clients and other technical services for United States defense and intelligence clients.

The SpinCo Business serves broad end markets including Space, Defense, Intelligence, Energy, and Commercial. The SpinCo Business’ revenue is earned through cost-reimbursable, time-and-materials, and fixed-price contracts. The SpinCo Business’ significant clients include NASA, U.S. Army, U.S. Navy, U.S. Central Command, U.S. Department of Defense, the U.S. Department of Energy, UK Ministry of Defence, and the Australian Department of Defence.

Basis of Presentation, Definition of Quarter End, and Other Matters

The accompanying condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). However, in the SpinCo Business’ opinion, the disclosures made herein are adequate to make the information presented not misleading. The SpinCo Business believes these condensed combined financial statements include all normal recurring adjustments necessary to fairly present the results of the interim periods. The condensed combined results of operations and cash flows for the first nine months of the year are not necessarily indicative of the combined results of operations and cash flows that might be expected for the entire

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

year. These condensed combined financial statements and the accompanying notes should be read in conjunction with the audited combined financial statements and the notes thereto for the years ended September 29, 2023, September 30, 2022, and October 1, 2021.

The condensed combined financial statements have been prepared on a “carve-out” basis from Jacobs’ consolidated financial statements and accounting records using the historical results of operations, assets, and liabilities attributable to the SpinCo Business and include allocations of expenses from Jacobs. All significant intercompany accounts and transactions between businesses comprising the SpinCo Business have been eliminated in the accompanying condensed combined financial statements. The assets and liabilities in the condensed combined financial statements are reflected on a historical cost basis, which includes the estimated fair value of assets and liabilities from prior acquisitions.

The SpinCo Business’ fiscal third quarter ends on the Friday closest to June 30 (determined on the basis of the number of workdays).

The condensed combined financial statements may not be indicative of the SpinCo Business’ future performance and do not necessarily reflect what its condensed combined results of operations, financial position and cash flows would have been had the SpinCo Business operated as an independent business during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the SpinCo Business, it is reflected in the accompanying condensed combined financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires the SpinCo Business to employ estimates and make assumptions that affect the reported amounts of certain assets and liabilities; the revenues and expenses reported for the periods covered by the financial statements; and certain amounts disclosed in these notes to the combined financial statements. Although such estimates and assumptions are based on management’s most recent assessment of the underlying facts and circumstances utilizing the most current information available and past experience, actual results could differ significantly from those estimates and assumptions. The SpinCo Business’ estimates, judgments and assumptions are evaluated periodically and adjusted accordingly.

Please refer to Note 2- Significant Accounting Policies in the notes to the audited combined financial statements for the years ended September 29, 2023, September 30, 2022, and October 1, 2021 for a discussion of other significant estimates and assumptions affecting the combined financial statements.

Fair Value Measurements

Certain amounts included in the accompanying combined financial statements are presented at “fair value.” Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants as of the date fair value is determined (the “measurement date”). When determining fair value, the SpinCo Business considers the principal or most advantageous market in which the SpinCo Business would transact, and the SpinCo Business considers only those assumptions it believes a typical market participant would consider when pricing an asset or liability. In measuring fair value, the SpinCo Business uses the following inputs in the order of priority indicated:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets included in Level 1, such as (i) quoted prices for similar assets or liabilities; (ii) quoted prices in markets that have insufficient volume or

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

infrequent transactions (e.g., less active markets); and (iii) model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the fair value measurement.

Please refer to Note 2- Significant Accounting Policies in the notes to the audited combined financial statements for the years ended September 29, 2023, September 30, 2022, and October 1, 2021 for a more complete discussion of the various items within the combined financial statements measured at fair value and the methods used to determine fair value.

The net carrying amounts of cash and cash equivalents, trade receivables and payables approximate fair value due to the short-term nature of these instruments.

Fair value measurements relating to the SpinCo Business’ combinations are made primarily using Level 3 inputs including discounted cash flow and to the extent applicable, Monte Carlo simulation techniques. Fair value for the identified intangible assets is generally estimated using inputs primarily for the income approach using the multiple period excess earnings method and the relief from royalties method. The significant assumptions used in estimating fair value include (i) revenue projections of the business, including profitability, (ii) attrition rates and (iii) the estimated discount rate that reflects the level of risk associated with receiving future cash flows. Other personal property assets, such as furniture, fixtures and equipment, are valued using the cost approach, which is based on replacement or reproduction costs of the asset less depreciation. The fair value of the contingent consideration is estimated using a Monte Carlo simulation and the significant assumptions used include projections of revenues and probabilities of meeting those projections. Key inputs to the valuation of the noncontrolling interests include projected cash flows and the expected volatility associated with those cash flows.

2. Revenue Accounting for Contracts

Disaggregation of Revenues

The SpinCo Business’ revenues are principally derived from contracts to provide a diverse range of technical, professional, and other services to a large number of governmental and commercial clients. The SpinCo Business provides a broad range of engineering, design, and architectural services; and process, scientific, and systems consulting services. The SpinCo Business provides its services through offices and subsidiaries located primarily in North America, Europe, the Middle East, Australia, and Africa. The SpinCo Business provides its services under cost reimbursable, time-and-materials and fixed-price contracts. The SpinCo Business’ contracts are with many different customers in numerous industries. Refer to Note 10- Segment Information for additional information on how the SpinCo Business disaggregates its revenues by reportable segment. The following table further disaggregates revenue by contract type for the three and nine months ended June 28, 2024 and June 30, 2023:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Dollars in millions)		(Dollars in millions)
Revenues:
Cost-reimbursable	$867	$885	$2,665	$2,619
Time-and-materials	183	197	580	600
Fixed-price	305	316	892	840

Total	$1,355	$1,398	$4,137	$4,059

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Contract Liabilities

Contract liabilities represent amounts billed to clients in excess of revenue recognized to date. Revenue recognized for the three and nine months ended June 28, 2024 that was included in the contract liability balance on September 29, 2023 was $6 million and $34 million, respectively. Revenue recognized for the three and nine months ended June 28, 2023 that was included in the contract liability balance on September 30, 2022 was $8 million and $36 million, respectively.

Remaining Performance Obligations

The SpinCo Business’ remaining performance obligations as of June 28, 2024 represent a measure of the total dollar value of work to be performed on contracts awarded and in progress. The SpinCo Business had approximately $5,586 million in remaining performance obligations as of June 28, 2024. The SpinCo Business expects to recognize 67% of remaining performance obligations within the next twelve months and the remaining 33% thereafter. The majority of the remaining performance obligations after the first twelve months are expected to be recognized over a four-year period.

Although remaining performance obligations reflect business that is considered to be firm, cancellations, scope adjustments, foreign currency exchange fluctuations or project deferrals may occur that impact their volume or the expected timing of their recognition. Remaining performance obligations are adjusted to reflect any known project cancellations, revisions to project scope and cost, foreign currency exchange fluctuations and project deferrals, as appropriate.

3. Goodwill and Intangibles

The carrying value of goodwill as of June 28, 2024 was as follows:

	Critical Mission Solutions	Cyber & Intelligence	Total
	(Dollars in millions)
Balance September 29, 2023	$1,646	$576	$2,222
Foreign currency translation and other	8	—	8

Balance June 28, 2024	$1,654	$576	$2,230

Goodwill was derived from the acquisitions of John Wood Group’s Nuclear business, CH2M Hill Companies, Ltd., Blue Canopy, The KeyW Holding Corporation, The Buffalo Group and other historical acquisitions where the purchase price exceeded the fair value of the net assets acquired. Goodwill has been assigned to the related reporting units on a specific identification basis. After the allocation of fair values associated with the SpinCo Business’ acquisitions was completed, the SpinCo Business’ gross goodwill was approximately $2,407 million. In the periods prior to October 3, 2020, the SpinCo Business recorded cumulative impairment losses of $304 million within the C&I reporting unit.

The SpinCo Business performed a quantitative analysis to assess possible impairment of goodwill of the C&I reporting unit, resulting in a relatively small cushion of fair value over the carrying value for the period ending September 29, 2023. It is possible that changes in facts and circumstances, judgments and assumptions used in estimating the fair value, which include, but are not limited to, market conditions and the economy, could change. This would result in a possible future impairment of goodwill that could be material to the SpinCo Business.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

The following table provides certain information related to the SpinCo Business’ acquired intangibles as of June 28, 2024:

	Customer Relationships, Contracts and Backlog	Developed Technology	Total
	(Dollars in millions)
Balance September 29, 2023	$286	$31	$317
Amortization	(40)	(3)	(43)
Foreign currency translation and other	2	—	2

Balance June 28, 2024	$248	$28	$276

The following table presents estimated amortization expense of intangible assets for the remainder of fiscal 2024 and for the succeeding years.

Fiscal Year	(Dollars in millions)
2024 (remaining three months)	$14
2025	57
2026	53
2027	51
2028	50
Thereafter	51

Total	$276

4. Other Financial Information

Receivables and contract assets

The following table presents the components of receivables and contract assets as of June 28, 2024 and September 29, 2023, as well as certain other related information:

	As of
	June 28, 2024	September 29, 2023
	(Dollars in millions)
Components of receivables:
Amounts billed, net	$309	$328
Unbilled receivables and other	441	439
Contract assets	328	348

Total receivables and contract assets, net	$1,078	$1,115

Other information about receivables:
Amounts due from the United States federal government included above net of contract liabilities	$764	$753

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Prepaid expenses and other

Prepaids expenses and other are comprised mainly of prepaid expenses of approximately $17 million and $25 million for the nine months ended June 28, 2024 and the fiscal year ended September 29, 2023, respectively, with the remainder of the balances associated with inventories and other items.

Accrued Liabilities

The following table presents the components of “Accrued liabilities” as of June 29, 2024 and September 29, 2023:

	As of
	June 28, 2024	September 29, 2023
	(Dollars in millions)
Accrued payroll and related liabilities	$224	$239
Project-related accruals	10	13
Non project-related accruals and other	75	59
Other liabilities	47	29

Total	$356	$340

5. Income Taxes

The SpinCo Business’ effective tax rates for the three months ended June 28, 2024 and June 30, 2023 were 25.6% and 24.1%, respectively. The most significant items contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’ effective tax rate for the three-month period ended June 28, 2024 relates to U.S. state income tax expense of $3 million. This expense item is expected to have a continuing impact on the SpinCo Business’ effective tax rate for the remainder of the fiscal year.

The most significant items contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’ effective tax rate for the three-month period ended June 30, 2023 relates to U.S. state income tax expense of $3 million.

The SpinCo Business’ effective tax rates for the nine months ended June 28, 2024 and June 30, 2023 were 25.1% and 24.1%, respectively. The most significant items contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’ effective tax rate for the nine month period ended June 28, 2024 relates to U.S. state income tax expense of $8 million. This expense item is expected to have a continuing impact on the SpinCo Business’ effective tax rate for the remainder of the fiscal year.

The most significant items contributing to the difference between the statutory U.S. federal corporate tax rate of 21% and the SpinCo Business’ effective tax rate for the nine month period ended June 30, 2023 relates to U.S. state income tax expense of $7 million.

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released the Pillar Two Model Rules (also referred to as the global minimum tax or Global Anti-Base Erosion “GloBE” rules), which were designed to ensure large multinational enterprises pay a minimum 15 percent level of tax on the income arising in each jurisdiction in which they operate. Several jurisdictions in which we operate have enacted these rules, which are effective for the first quarter of the fiscal year ending September 26, 2025. The Company is continually monitoring developments and evaluating the potential impacts.The amount of income

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

taxes the SpinCo Business pays is subject to ongoing audits by tax jurisdictions around the world. In the normal course of business, the SpinCo Business is subject to examination by tax authorities throughout the world, including such major jurisdictions as Australia, Canada, the United Kingdom and the United States. Our estimate of the potential outcome of any uncertain tax issue is subject to our assessment of the relevant risks, facts, and circumstances existing at the time. The SpinCo Business believes that it has adequately provided for reasonably foreseeable outcomes related to these matters. However, future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, which may impact our effective tax rate.

6. Joint Ventures, VIEs and Other Investments

For the SpinCo Business’ consolidated variable interest entities (“VIE”) joint ventures, the carrying value of assets and liabilities was $243 million and $120 million, respectively, as of June 28, 2024 and $268 million and $145 million, respectively, as of September 29, 2023. There are no consolidated VIEs that have debt or credit facilities.

For the SpinCo Business’ proportionate consolidated VIEs, the carrying value of assets and liabilities was $11 million and $7 million, respectively, as of June 28, 2024, and $12 million and $7 million, respectively, as of September 29, 2023.

The carrying values of the SpinCo Business’ investments in equity method joint ventures in the condensed combined balance sheets (reported in Other Noncurrent Assets: Miscellaneous) as of June 28, 2024 and September 29, 2023 were $26 million and $18 million, respectively. Additionally, income from equity method joint ventures (reported in Revenue) was $10 million and $6 million, respectively, during the three months ended June 28, 2024 and June 30, 2023, with $29 million and $21 million, respectively, reporting in the corresponding nine month periods. As of June 28, 2024, the SpinCo Business’ equity method investment carrying values do not include material amounts exceeding their share of the respective joint ventures’ reported net assets.

Accounts receivable from unconsolidated joint ventures accounted for under the equity method was $4 million and $3 million as of June 28, 2024 and September 29, 2023, respectively.

7. Affiliate Transactions

All significant intercompany transactions between the SpinCo Business and the Parent have been included in these condensed combined financial statements and are considered to have been effectively settled at the time the transactions were recorded or are expected to be settled for cash. Transactions between the SpinCo Business and the Parent that will not be cash settled are included within Net Parent Investment. Sales to the Parent during the three and nine month periods ended June 28, 2024 were $3 million and $9 million, respectively, compared to $3 million and $7 million for the three and nine month periods ended June 30, 2023. Direct cost of contracts sold to the Parent during the three and nine month periods ended June 28, 2024 were $6 million and $19 million, respectively, compared to $5 million and $14 million for the three and nine month periods ended June 30, 2023.

The SpinCo Business has historically operated as part of the Parent and not as a stand-alone company. Accordingly, the Parent has allocated certain shared costs to the SpinCo Business that are reflected as expenses in these condensed combined financial statements including, but not limited to, general corporate expenses such as corporate finance, tax, legal, human resources, information technology, and certain other costs. It is not practicable to estimate actual costs that would have been incurred had the SpinCo Business been an independent, standalone company during the periods presented. The SpinCo Business considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to it. The allocation methods used

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

include relative percentage of revenues, direct expenses, headcount and capital assets. Allocations for management costs and corporate support services provided to the SpinCo Business and included in selling, general, and administrative expense within the condensed combined statement of operations for the three and nine month periods ended June 28, 2024 totaled $19 million and $55 million, respectively, compared to $16 million and $50 million for the three and nine month periods ended June 30, 2023.

The financial information in these condensed combined financial statements does not necessarily include actual costs that would have been incurred by the SpinCo Business had it been a separate, stand-alone entity which would depend on a number of factors, including the chosen organization structure and functions outsourced or performed by employees.

8. Commitments and Contingencies

Letters of Credit

The SpinCo Business had issued and outstanding approximately $37 million in committed and uncommitted letter-of-credit facilities for each of the fiscal periods ended June 28, 2024 and September 29, 2023. The SpinCo Business had also issued and outstanding approximately $95 million and $58 million, respectively, in surety bonds.

9. Contractual Guarantees, Litigation, Investigations and Insurance

In the normal course of business, the SpinCo Business makes contractual commitments (some of which are supported by separate guarantees) and on occasion the SpinCo Business is a party in a litigation or arbitration proceeding. The litigation or arbitration in which the SpinCo Business is involved primarily includes personal injury claims, professional liability claims and breach of contract claims. Where the SpinCo Business provides a separate guarantee, it is strictly in support of the underlying contractual commitment.

The Parent maintains insurance coverage for most insurable aspects of its business and operations. The Parent’s insurance programs have varying coverage limits depending upon the type of insurance and include certain conditions and exclusions which insurance companies may raise in response to any claim that is asserted by or against the SpinCo Business. The Parent has also elected to retain a portion of certain losses, claims and liabilities that occur through the use of various deductibles, limits, and retentions under the insurance programs and utilize a number of internal financing mechanisms for these self-insurance arrangements including the operation of certain captive insurance entities. The Parent’s insurers are also subject to business risk and, as a result, one or more of them may be unable to fulfil their insurance obligations due to insolvency or otherwise.

Additionally, as a contractor providing services to the U.S. federal government the SpinCo Business is subject to many types of audits, investigations and claims by, or on behalf of, the government including with respect to contract performance, pricing, cost allocations, procurement practices, labor practices and socioeconomic obligations. Furthermore, the SpinCo Business’ income, franchise and similar tax returns and filings are also subject to audit and investigation by the Internal Revenue Service, most states within the United States, as well as by various government agencies representing jurisdictions outside the United States.

The SpinCo Business believes, after consultation with counsel, that such guarantees, litigation, U.S. government contract-related audits, investigations and claims and income tax audits and investigations should not have a material adverse effect on the condensed combined financial statements, beyond amounts currently accrued.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

On December 22, 2008, a coal fly ash pond at the TVA’s Kingston Power Plant TVA was breached, releasing fly ash waste into the Emory River and surrounding community. In February 2009, TVA awarded a contract to the SpinCo Business to provide project management services associated with the clean-up. All remediation and dredging were completed in August 2013 by other contractors under direct contracts with TVA. The SpinCo Business did not perform the remediation, and its scope was limited to program management services. Certain employees of the contractors performing the cleanup work on the project filed lawsuits against the SpinCo Business beginning in August 2013, alleging they were injured due to the SpinCo Business’ failure to protect the plaintiffs from exposure to fly ash, and asserting related personal injuries. The primary case, Greg Adkisson, et al. v. Jacobs Engineering Group Inc., case No. 3:13-CV-505-TAV-HBG, filed in the U.S. District Court for the Eastern District of Tennessee, consisted of 10 consolidated cases. This case and the related cases involved several hundred plaintiffs that were employees of the contractors that completed the remediation and dredging work. In the second quarter of fiscal 2023, the SpinCo Business entered into a settlement agreement with the plaintiffs whose cases had not been previously dismissed. As of the third quarter of fiscal 2023, all conditions to the settlement had been satisfied, and the cases dismissed, which was substantially all funded through insurance. The amount of the settlement was not material to the SpinCo Business’ business, financial condition, results of operations or cash flows.

10. Segment Information

The SpinCo Business’ two operating segments are comprised of CMS and C&I.

The Jacobs’ Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM can evaluate the performance of each segment and make appropriate resource allocations among the segments. For purposes of the SpinCo Business’ goodwill impairment testing, it has been determined that the SpinCo Business’ operating segments are also its reporting units based on management’s conclusion that the components comprising each of its operating segments share similar economic characteristics and meet the aggregation criteria for reporting units in accordance with ASC 350, Intangibles-Goodwill and Other.

Under this organization, the sales function is managed by segment, and accordingly, the associated cost is embedded in the segments and reported to the respective head of each segment. In addition, a portion of the costs of other support functions (e.g., finance, legal, human resources, and information technology) is allocated to each Line of Business (“LOB”) using methodologies which, the SpinCo Business believes, effectively attribute the cost of these support functions to the revenue generating activities of the SpinCo Business on a rational basis. The cost of the Parent’s cash incentive plan, the Leadership Performance Plan (“LPP”), formerly named the Management Incentive Plan, and the expense associated with the Jacobs Engineering Group Inc. 2023 Stock Incentive Plan have likewise been charged to the LOBs except for those amounts determined to relate to the business as a whole (which amounts remain in other corporate expenses).

Financial information for each segment is reviewed by the CODM to assess performance and make decisions regarding the allocation of resources. The CODM evaluates the operating performance of the operating segments using segment operating profit, which is defined as operating profit less “corporate charges” (e.g., the allocated amounts described above). The SpinCo Business incurs certain SG&A that relate to its business as a whole which are not allocated to the segments. The SpinCo Business does not report assets by reportable segments as this information is not reviewed by the CODM on a regular basis.

CRITICAL MISSION SOLUTIONS AND CYBER & INTELLIGENCE BUSINESSES OF JACOBS SOLUTIONS INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

The following tables present total revenues and segment operating profit for each reportable segment and includes a reconciliation of segment operating profit to total U.S. GAAP operating profit by including certain corporate-level expenses and transaction and integration costs.

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Dollars in millions)		(Dollars in millions)
Revenue from External Customers:
Critical Mission Solutions	$1,161	$1,192	$3,532	$3,469
Cyber & Intelligence	194	206	605	590

Total	$1,355	$1,398	$4,137	$4,059

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Dollars in millions)		(Dollars in millions)
Segment Operating Profit:
Critical Mission Solutions	$107	$103	$308	$283
Cyber & Intelligence	14	18	54	42
Other Expenses (1)	(36)	(33)	(98)	(94)

Total Segment Operating Profit	$85	$88	$264	$231

Total Other Income, net	1	(1)	3	1

Earnings Before Taxes	$86	$87	$267	$232

(1)

Other expenses include intangible amortization of $15 million and $14 million for the three months ended June 28, 2024, and June 30, 2023, respectively, and $43 million and $42 million for the nine months ended June 28, 2024 and June 30, 2023, respectively. Additionally, other expenses include general and administrative costs of $15 million and $9 million for the three months ended June 28, 2024, and June 30, 2023, respectively, and $39 million and $33 million for the nine months ended June 28, 2024, and June 30, 2023. The remainder of other expense is comprised of administrative costs.

The following table further disaggregates revenue by geographic area for the three and nine months ended June 28, 2024, and June 30, 2023:

	For the Three Months Ended		For the Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
	(Dollars in millions)		(Dollars in millions)
Revenues:
United States	$1,039	$1,121	$3,205	$3,273
United Kingdom	266	228	792	648
Europe	9	7	25	22
Other	41	42	115	116

Total	$1,355	$1,398	$4,137	$4,059

Report of Independent Auditors

The Board of Managers

Amentum Parent Holdings LLC

Opinion

We have audited the consolidated financial statements of Amentum Parent Holdings LLC (the Company), which comprise the consolidated balance sheets as of September 29, 2023 and September 30, 2022, and the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for the years ended September 29, 2023, September 30, 2022 and October 1, 2021 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at September 29, 2023 and September 30, 2022 and the results of its operations and its cash flows for the years ended September 29, 2023, September 30, 2022 and October 1, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

January 5, 2024

AMENTUM PARENT HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	September 29, 2023	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$304,835	$366,196
Accounts receivable, net	1,440,122	1,418,063
Prepaid expenses and other current assets	186,162	136,089

Total current assets	1,931,119	1,920,348
Property and equipment, net	84,606	93,286
Operating lease right-of-use assets	215,763	253,941
Equity method investments	103,641	95,082
Goodwill	2,890,785	3,001,818
Intangible assets, net	987,991	1,282,023
Other long-term assets	199,048	250,145

Total assets	$6,412,953	$6,896,643

LIABILITIES
Current liabilities:
Current portion of long-term debt	$44,668	$97,740
Accounts payable	560,280	498,252
Accrued compensation and benefits	369,279	446,327
Contract liabilities	119,895	95,210
Other accrued liabilities	229,284	225,315
Current portion of operating lease liabilities	52,644	52,993

Total current liabilities	1,376,050	1,415,837
Long-term debt, net of current portion	4,067,451	4,088,461
Pension and post-retirement liabilities	14,736	41,503
Operating lease liabilities	166,718	204,750
Deferred tax liabilities	141,199	218,033
Other long-term liabilities	231,622	222,330

Total liabilities	5,997,776	6,190,914
Commitments and contingencies (Note 15)
EQUITY
Member’s equity	326,505	623,378
Accumulated other comprehensive income	47,734	8,896

Total member’s equity attributable to Amentum Parent Holdings LLC	374,239	632,274
Noncontrolling interests	40,938	73,455

Total equity	415,177	705,729

Total liabilities and equity	$6,412,953	$6,896,643

See notes to consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$7,864,933	$7,675,956	$5,886,978
Cost of revenues	(7,083,326)	(6,905,231)	(5,253,145)
Amortization of intangibles	(298,258)	(272,178)	(228,717)
Selling, general, and administrative expenses	(296,552)	(340,111)	(249,352)
Earnings from equity method investments	56,127	38,460	10,992
Goodwill impairment charges	(186,381)	(107,961)	—

Operating income	56,543	88,935	166,756
Interest expense, net	(396,920)	(153,119)	(137,720)

(Loss) income before income taxes	(340,377)	(64,184)	29,036
Benefit (provision) for income taxes	18,979	(14,114)	4,654

Net (loss) income	(321,398)	(78,298)	33,690
Noncontrolling interests	7,698	(6,125)	(32,795)

Net (loss) income attributable to Amentum Parent Holdings LLC	$(313,700)	$(84,423)	$895

See notes to consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Net (loss) income	$(321,398)	$(78,298)	$33,690
Other comprehensive income:
Net unrealized gain on interest rate swaps	25,240	—	—
Foreign currency translation adjustments	2,986	(8,523)	817
Pension adjustments	23,286	8,704	17,647

Other comprehensive income	51,512	181	18,464
Income tax provision related to items of other comprehensive income	(12,674)	(2,345)	(4,267)

Other comprehensive income (loss), net of tax	38,838	(2,164)	14,197

Comprehensive (loss) income	(282,560)	(80,462)	47,887
Noncontrolling interests	7,698	(6,125)	(32,795)

Comprehensive (loss) income attributable to Amentum Parent Holdings LLC	$(274,862)	$(86,587)	$15,092

See notes to consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONSOLIDATED STATEMENTS OF EQUITY

(Amounts in thousands)	Member’s Equity	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity Attributable to Amentum Parent Holdings LLC	Noncontrolling Interests	Total Equity
Balance at October 2, 2020	$702,849	$(3,137)	$699,712	$123,216	$822,928
Net income	895	—	895	32,795	33,690
Other comprehensive income, net of tax	—	14,197	14,197	—	14,197
Acquisition of DefCo Holdings, Inc.	—	—	—	2,450	2,450
Equity-based compensation and other	1,247	—	1,247	—	1,247
Distributions to noncontrolling interests	—	—	—	(52,364)	(52,364)

Balance at October 1, 2021	$704,991	$11,060	$716,051	$106,097	$822,148
Net loss	(84,423)	—	(84,423)	6,125	(78,298)
Other comprehensive loss, net of tax	—	(2,164)	(2,164)	—	(2,164)
Acquisition of PAE Inc.	—	—	—	17,555	17,555
Equity-based compensation and other	2,810	—	2,810	—	2,810
Distributions to noncontrolling interests	—	—	—	(56,322)	(56,322)

Balance at September 30, 2022	$623,378	$8,896	$632,274	$73,455	$705,729
Net loss	(313,700)	—	(313,700)	(7,698)	(321,398)
Other comprehensive loss, net of tax	—	38,838	38,838	—	38,838
Equity-based compensation and other	3,229	—	3,229	—	3,229
Acquisition of remaining interest in consolidated joint ventures	13,598	—	13,598	(13,598)	—
Capital contribution from noncontrolling interest	—	—	—	13,300	13,300
Distributions to noncontrolling interests	—	—	—	(24,521)	(24,521)

Balance at September 29, 2023	$326,505	$47,734	$374,239	$40,938	$415,177

See notes to consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Cash flows from operating activities
Net (loss) income	$(321,398)	$(78,298)	$33,690
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	26,935	19,690	18,482
Amortization of intangibles	298,258	272,178	228,717
Amortization of deferred loan costs and original issue discount	21,468	19,167	17,151
Goodwill impairment charges	186,381	107,961	—
Utilization of unfavorable contract and unfavorable lease liabilities	(4,139)	(3,543)	(9,064)
Derivative instruments	20,649	(75,820)	(5,370)
Earnings from equity method investments	(56,127)	(38,460)	(10,992)
Distributions from equity method investments	49,010	33,485	13,880
Deferred income taxes	(62,222)	(7,231)	(40,463)
Equity-based compensation	3,379	2,735	1,195
Other	6,435	7,709	6,375
Changes in assets and liabilities, net of effects of business acquisition:
Accounts receivable, net	(68,251)	99,298	(21,403)
Prepaid expenses, other assets and operating lease right-of-use assets	56,459	63,895	77,105
Accounts payable, contract liabilities, other accrued liabilities and operating lease liabilities	(24,409)	(263,379)	(25,694)
Accrued employee compensation and benefits	(81,560)	(36,969)	(43,219)
Other long-term liabilities	16,526	3,601	6,728

Net cash provided by operating activities	67,394	126,019	247,118

Cash flows from investing activities
Acquisition of DefCo Holdings, Inc., net of cash acquired	—	—	(991,092)
Acquisition of PAE Inc., net of cash acquired	—	(1,757,697)	—
Purchase of property and equipment	(12,455)	(18,152)	(20,095)
Proceeds from sale of property and equipment	556	2,503	1,525
Purchase of software	(3,140)	(3,625)	(642)
Contributions to equity method investments	(16,550)	(34,120)	(24,432)
Return of capital from equity method investments	14,063	24,257	7,082

Net cash used in investing activities	(17,526)	(1,786,834)	(1,027,654)

Cash flows from financing activities
Borrowings on revolving credit facilities	1,201,300	66,800	79,600
Payments on revolving credit facilities	(1,201,300)	(66,800)	(79,600)
Proceeds from borrowing under the first and second lien term loans	—	2,816,000	980,000
Repayments of borrowings under the first lien credit agreement	(33,560)	(991,665)	(15,800)
Repayment of borrowings under the SPV loan	(42,450)	(11,217)	—
Payments of debt issuance fees	(431)	(43,271)	(48,981)
Proceeds from borrowings under other agreements	5,372	39,944	19,480
Repayments of borrowings under other agreements	(24,960)	(24,847)	(10,727)
Repayments of borrowings under finance leases	(4,577)	(4,395)	(3,992)
Capital contribution from noncontrolling interest	13,300	—	—
Distributions to noncontrolling interests	(24,521)	(56,322)	(52,356)

Net cash (used in) provided by financing activities	(111,827)	1,724,227	867,624

Effect of exchange rate changes on cash	598	(6,192)	1,092
Net (decrease) increase in cash and cash equivalents	(61,361)	57,220	88,180
Cash and cash equivalents, beginning of period	366,196	308,976	220,796

Cash and cash equivalents, end of period	$304,835	$366,196	$308,976

Supplemental disclosure of cash flow information
Income taxes paid, net of receipts	$(25,685)	$(26,988)	$(29,058)
Interest paid	$(361,886)	$(207,747)	$(115,252)

See notes to consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Description of Business

Amentum Parent Holdings LLC (collectively with its subsidiaries, “we,” “us,” “our,” “Amentum,” or the “Company”) was formed on November 26, 2019. Amentum is a premier contractor and trusted partner delivering solutions to all levels of the U.S. government and its allies, supporting programs of critical national importance across energy, intelligence, defense, civilian and commercial end markets. As a leading provider of differentiated technology solutions, we have built a repertoire of deep customer knowledge, enabling us to engage our customers across industry verticals. We offer a broad reach of capabilities including environment and climate sustainability, intelligence and counter threat solutions, data fusion and analytics, engineering and integration, advanced test training and readiness, and citizen solutions.

The Company is a wholly owned subsidiary of Amentum Joint Venture LP (the “Sponsor”). The Sponsor is wholly owned by Lindsay Goldberg (“LG”) Amentum Holdings LP (“LGAH”) and American Securities (“AS”) Partners Amentum Investco LP (“ASPAI”). Amentum Joint Venture GP LLC, a wholly owned subsidiary of LGAH and ASPAI, is the general partner of the Sponsor. The Company wholly owns Amentum Holdings LLC.

The Company acquired PAE Incorporated in February 2022 and DefCo Holdings, Inc., the holding company of DynCorp International LLC, in November 2020. See Note 4 for additional information.

Note 2 — Summary of Significant Accounting Policies

Reporting Periods

Amentum’s fiscal year ends on the Friday nearest the end of September. Fiscal year 2022 and fiscal year 2023 ended on September 30, 2022 and September 29, 2023, respectively, and both included 52 weeks.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The consolidated financial statements include the accounts of the Company’s wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company has investments in joint ventures that are variable interest entities (“VIEs”). The VIE investments are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation. In cases where the Company has (i) the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) the obligation to absorb losses of the VIE that could potentially be significant or the right to receive benefits from the entity that could potentially be significant to the VIE, the Company consolidates the entity. The Company also consolidates joint ventures that are not VIEs when it has a controlling interest. When the Company consolidates an entity that is not wholly owned, the Company reports the minority interests in the entity as noncontrolling interests in the equity section of the consolidated balance sheets. The Company has included the noncontrolling interest in earnings of the entities within the consolidated net income (loss) and deducted the same amount to derive net income (loss) attributable to the Company. Alternatively, in cases where all of the aforementioned criteria are not met, the investment is accounted for under the equity method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amount of revenues and expenses. The most significant estimates and assumptions relate to estimating contract revenues and costs at completion, estimating the fair value of acquired assets and liabilities, estimating the amortization periods for intangible assets, assessing the recoverability of long-lived assets, and reserves for contract-related matters. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is subject to a wide range of variables, including assumptions for schedule and technical issues. Actual results may differ from these estimates.

Revenue Recognition

We recognize revenues in accordance with ASC 606, Revenue from Contracts with Customers which establishes principles for recognizing revenues upon the transfer of control of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The Company generally recognizes revenues over time as performance obligations are satisfied and measures its progress towards completion using an input measure of total costs incurred divided by total costs expected to be incurred. The majority of our contracts have a single performance obligation as the promise to transfer the respective goods or services is not separately identifiable from other promises in the contract and is therefore not distinct.

Recognition of revenues is dependent upon a number of factors, including facts and circumstances that may impact certain estimates at the balance sheet date. Additionally, the Company is required to make estimates for the amount of consideration to be received, including award or incentive fees. Management continuously monitors factors that may affect the quality of its estimates, and material changes in estimates are disclosed accordingly.

Our business is generally performed under cost-plus-fee, fixed-price, and time-and-materials contracts:

Cost-plus-fee Contracts

Cost-plus-fee contracts provide for payment of allowable incurred costs, including both direct and indirect costs, to the extent prescribed in the contract, plus a fixed-fee, award-fee, incentive-fee or a combination thereof. Award-fees or incentive-fees are generally based upon various objective and subjective criteria, such as meeting performance or cost targets. Revenues on cost-plus-fee contracts are recorded as contract allowable costs are incurred and fees are earned. Revenues are recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Variable consideration, typically in the form of award or incentive fees, is included in the estimated transaction price, to the extent that it is probable that a significant reversal of revenues will not occur, and there is a basis to reasonably estimate the amount of the fee. These estimates are based on historical award experience, anticipated performance and our best judgment based on current facts and circumstances.

Fixed-Price Contracts

In a fixed-price contract, the price is generally not subject to adjustment based on costs incurred, which can favorably or adversely impact our profitability depending upon our execution in performing the contracted service. Our fixed-price contracts may include firm fixed-price, fixed-price with economic adjustment, and fixed-price incentive elements. Revenues on fixed-price contracts are recorded as work is performed over the period of performance. Revenues are recognized over time using costs incurred to date relative to total estimated costs at completion to measure progress toward satisfying our performance obligations. Incurred cost represents work performed, which corresponds with the transfer of control to the customer. For such contracts, we estimate total costs at the inception of the contract based on our assumptions of the cost elements required to complete the associated tasks of the contract and assess the impact of the risks on our estimates of total costs to complete the contract. Our cost estimates are based on assumptions that include the complexity of the work, our employee labor costs, the cost of materials, and the performance of our subcontractors. These cost estimates are subject to change as we perform under the contract and as a result, the timing of revenues and amount of profit on a contract may change as there are changes in estimated costs to complete the contract. Such adjustments are recognized on a cumulative catch-up basis in the period we identify the changes. The transaction price may include variable consideration.

Time-and-Materials Contracts

Time-and-materials contracts provide for acquiring supplies or services on the basis of direct labor hours at fixed rates plus materials at cost. Revenues for time-and-materials contracts are recorded based on the amount for which we have the right to invoice our customers, because the amount directly reflects the value of our work performed for the customer. Revenues are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time-and-materials contracts result from the difference between the cost of services performed and the contractually defined billing rates for these services.

Changes in Estimates on Contracts

The Company recognizes revenues on performance obligations using a cost-to-cost input method based on the ratio of costs incurred to date to total estimated costs at completion. Changes in estimates of revenues and costs of revenues related to performance obligations satisfied over time are recognized in the period in which the changes are made for the inception-to-date effect of the changes. The Company uses professional judgment when assessing risks, estimating contract revenues and costs, estimating variable consideration, and making assumptions for schedule and technical issues. The Company periodically reassesses its assumptions and estimates as needed. When estimates of total costs to be incurred on a contract exceed total revenues, a provision for the entire loss on the contract is recorded in the period in which the loss is determined. Total estimated losses are inclusive of any unexercised contract options that are probable of award.

Cost of Revenues

Cost of revenues includes all direct contract costs such as labor, materials, and subcontractor costs, allocations of indirect costs, and depreciation expense related to property and equipment directly attributable to contracts.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include indirect costs that are allowable and allocable to contracts under federal procurement standards. Selling, general, and administrative expenses also includes expenses that are unallowable under applicable procurement standards and are not allocable to contracts for billing purposes. Such unallowable expenses do not directly generate revenues but are necessary for business operations.

Cash and Cash Equivalents

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or fewer at the date of purchase to be cash and cash equivalents.

Accounts Receivable

Accounts receivable include billed and billable receivables, and unbilled receivables. Billed and billable receivables represent amounts in which the right to consideration is unconditional other than the passage of time.

The Company records its billed and billable receivables net of an allowance for expected credit losses. Upon determination that a specific receivable is uncollectible, the receivable is written off against the allowance for expected credit losses.

Contract Assets

Contract assets represent unbilled receivables in which our right to consideration is conditional upon factors other than the passage of time. Contract assets exclude billed and billable receivables. Contract assets consist of costs and fees that are billable on contract completion or billable upon other specified events, such as the completion of a milestone, retention of fees until contract completion, or resolution of a formal claim.

Contract Liabilities

Contract liabilities represent advanced payments received from a customer and billings in excess of revenues recognized as of the balance sheet date. These amounts are subsequently recognized into revenues as the performance obligation is satisfied.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Leases

The Company enters into contractual arrangements primarily for the use of real estate facilities, information technology equipment, vehicles, and certain other equipment. These arrangements contain a lease when the Company controls the underlying asset and has the right to obtain substantially all of the economic benefits or outputs from the asset. We have short term leases, operating leases, and finance leases.

The Company accounts for leases in accordance with principles contained in ASC 842, Leases. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance leases. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in property and equipment, net. Finance lease assets are amortized within cost of revenues on a straight-line basis over the shorter of the estimated useful lives of the assets or, in the instance where title does not transfer at the end of the lease term, the lease term. The interest component of a finance lease is included in interest expense and recognized using the effective interest method over the lease term.

The Company records a right-of-use asset and lease liability as of the lease commencement date equal to the present value of the remaining lease payments for its operating and finance leases. Most of our leases do not provide an implicit rate that can be readily determined. Therefore, we use a discount rate based on the Company’s incremental borrowing rate, which is determined using our credit rating and information available as of the commencement date. The right-of-use asset is then adjusted for initial direct costs and certain lease incentives included in the contractual arrangement.

The Company has elected the practical expedient to apply the lease recognition guidance for short-term leases defined as twelve months or fewer. Our operating lease arrangements may contain options to extend the lease term or for early termination. We account for these options when it is reasonably certain we will exercise them. Right-of-use assets are evaluated for impairment in a manner consistent with the treatment of other long-lived assets. Operating lease expense is recognized on a straight-line basis over the lease term and is recorded within cost of revenues or selling, general, and administrative expenses on the consolidated statements of operations.

Business Combinations

The Company records all tangible and intangible assets acquired and liabilities assumed in a business combination at fair value as of the acquisition date, with any excess purchase consideration recorded as goodwill. Determining the fair value of acquired assets and liabilities assumed, including intangible assets, requires management to make significant judgments about expected future cash flows, weighted-average cost of capital, discount rates, customer attrition rates, useful lives of assets and expected long-term growth rates. During the measurement period, not to exceed one year from the acquisition date, the Company may adjust provisional amounts recorded to reflect new information subsequently obtained regarding facts and circumstances that existed as of the acquisition date.

Intangible Assets

The Company primarily amortizes intangible assets using an accelerated method which best approximates the proportion of the future cash flows estimated to be generated in each period over the estimated useful life of the applicable asset and evaluated on an annual basis to ensure continued appropriateness unless their estimated useful lives are determined to be indefinite or the estimated cash flows indicate another pattern of amortization should be used.

Goodwill

Goodwill represents the excess of amounts paid over the estimated fair value of net assets acquired from an acquisition. The Company evaluates goodwill for impairment annually on the first day of the fourth quarter of the fiscal year or whenever events or circumstances indicate that the carrying value may not be recoverable.

The evaluation includes a qualitative or quantitative assessment that compares the estimated fair value of the relevant reporting unit to its respective carrying value, including goodwill, and utilizes both market and income approaches, which are Level 2 and Level 3 inputs, respectively. The market approach utilizes observable Level 2 inputs as it considered the inputs of other comparable companies. The income approach utilizes unobservable inputs and management judgment which are Level 3 fair value measurements. The analysis utilizes significant judgments and assumptions about expected long-term growth rates, terminal earnings before interest, taxes, depreciation and amortization (“EBITDA”) margins, discount rates based on weighted-average cost of capital, assumptions regarding future capital expenditures and observable inputs of other comparable companies. The fair value of each reporting unit is compared to the carrying amount of the reporting unit and if the carrying amount of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.

Commitments and Contingencies

Accruals for commitments and loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Pension Plans

Accounting and reporting for the Company’s pension and defined benefit plans requires the use of assumptions, including but not limited to, a discount rate and an expected return on assets. These assumptions are reviewed at least annually based on reviews of current plan information and consultation with the Company’s independent actuary and the plans’ investment advisor. If these assumptions differ materially from actual results, the Company’s obligations under the pension and defined benefit plans could also differ materially, potentially requiring the Company to record an additional liability. The Company’s pension and defined benefit plan liabilities are developed from actuarial valuations, which are performed each year.

Income Taxes

The Company provides for income taxes in accordance with principles contained in ASC 740, Income Taxes. Under these principles, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any interest or penalties incurred in connection with income taxes are recorded as part of the provision for income taxes for financial reporting purposes. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also evaluates any uncertain tax positions and recognizes a liability for the tax benefit associated with an uncertain tax position if it is more likely than not that the tax position will not be sustained on examination by the taxing authorities upon consideration of the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Any change in judgment related to the expected ultimate resolution of uncertain tax positions is recognized in the period in which such change occurs. The Company recognizes interest and penalties related to uncertain tax positions within (Provision) benefit for income taxes in the consolidated statement of operations.

Interest Rate Swap Agreements

We enter into interest rate swap agreements in order to hedge the variability of expected future cash interest payments. We typically designate our derivative instruments as cash flow hedges if they meet the criteria specified in ASC 815, Derivatives and Hedging. For our hedges, changes in fair value are deferred in accumulated other comprehensive income and are recognized into earnings as the hedged transactions affect earnings. Changes in the fair value of derivatives not designated and qualifying as cash flow hedges are immediately recognized in earnings and classified as interest expense.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and amounts included in other current assets and current liabilities that meet the definition of a financial instrument approximate fair value because of the short-term nature of these amounts. As the Company’s financing generally contains variable interest rates (see Note 12), the carrying amount of debt approximates fair value.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include receivables and cash equivalents. Receivables credit risk is also limited due to the credit worthiness of the U.S. Government. Management believes the credit risk associated with the Company’s cash equivalents is limited due to the credit worthiness of the obligors of the investments underlying the cash equivalents. In addition, although the Company maintains cash balances at financial institutions that exceed federally insured limits, these balances are placed with high quality financial institutions. Approximately 89%, 92% and 95% of the Company’s revenues were derived through direct contracts with agencies of the U.S. Government for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

Foreign Currency Translation

The Company’s functional currency is generally the United States dollar except for foreign operations where the functional currency is generally the local currency. Results of operations for foreign entities are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities for foreign entities are translated using the exchange rates in effect as of the date of the balance sheet. Resulting translation adjustments are recorded as a foreign currency translation adjustment into other accumulated comprehensive income in member’s equity.

Comprehensive (Loss) Income

Comprehensive (loss) income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Other comprehensive (loss) income refers to revenues, expenses, and gains and losses that under GAAP are included in comprehensive (loss) income, but excluded from the determination of net (loss) income. The elements within other comprehensive (loss) income consist of foreign currency translation adjustments, differences between actual amounts and estimates based on actuarial assumptions and the effect of changes in actuarial assumptions made under the Company’s pension plans and the changes in the fair value of interest rate swap agreements. The Company accounts for the residual income tax effects in comprehensive income using the portfolio method and will release the residual tax effect when the entire portfolio of the applicable balance is terminated.

Note 3 — Recent Accounting Pronouncements

Accounting Standards Updates Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The Company adopted ASU 2016-13 on October 3, 2020 using the modified retrospective approach. The adoption of this guidance did not have a material impact on our consolidated financial statements or disclosures.

Note 4 — Acquisitions

Acquisition of PAE Incorporated

On February 15, 2022, we acquired PAE Incorporated (“PAE”) (the “PAE Acquisition”). PAE is a leading global provider of integrated solutions, including defense readiness, diplomacy, intelligence analytics, business process outsourcing, counter-terrorism solutions, peacekeeping, supply chain management and infrastructure modernization.

The total cash purchase price of $1.9 billion was funded through cash on hand and incremental indebtedness. The debt component was financed with a $2.3 billion incremental term loan facility (“Tranche 3 Term Loan”), a portion of which was used to repay the remaining $973.0 million on the Tranche 2 Term Loan, a $550.0 million incremental second lien term loan facility (“Second Lien Tranche 2 Term Loan”) and a $100.0 million increase in the revolving credit facility as discussed in Note 12. The Company recognized $54.0 million of transaction costs for the year ended September 30, 2022, which are presented within selling, general, and administrative expenses in the consolidated statements of operations.

The PAE Acquisition was accounted for as a business combination. The Company finalized the allocation of the purchase price for the PAE Acquisition based on its understanding of the estimated fair value of the acquired assets and assumed liabilities as of the acquisition date. The primary changes to the preliminary allocation of the purchase price related to an increase of $68.2 million to Other accrued liabilities and reductions of $41.2 million to Accounts receivable, net and $26.9 million to Deferred tax liabilities which resulted in an adjustment to goodwill on PAE’s opening balance sheet. Goodwill is the result of the assembled workforce, which includes the human capital of the management, administrative, business development, engineering, and technical employees of the acquired business.

The final allocation of the purchase price are as follows:

(Amounts in thousands)	Final Allocation of Purchase Price
Cash and cash equivalents	$129,652
Accounts receivable	507,416
Prepaid expenses and other current assets	34,998
Property and equipment	34,827
Operating lease right-of-use assets	226,505
Equity method investments	12,457
Goodwill	1,117,539
Intangible assets	778,900
Other long-term assets	12,328
Current portion of long-term debt	(1,118)
Accounts payable	(208,557)
Accrued compensation and benefits	(138,597)
Contract liabilities	(96,166)
Other accrued liabilities	(205,733)
Current portion of operating lease liabilities	(42,871)
Long-term debt, net of current portion	(6,532)
Operating lease liabilities	(183,936)
Deferred tax liabilities	(61,646)
Other long-term liabilities	(6,803)
Noncontrolling interests	(17,555)

Total consideration	$1,885,108

The estimated fair value attributed to intangible assets is being amortized on an accelerated basis over approximately one year for backlog and approximately twelve years for customer relationships. The fair value attributed to the intangible assets acquired was based on assumptions and other information compiled by management, including independent valuations that utilized established valuation techniques. We do not expect the purchase price allocated to goodwill to be deductible for tax purposes.

Acquisition of DefCo Holdings, Inc.

On November 20, 2020, we acquired DefCo Holdings, Inc., the holding company of DynCorp International LLC (“DynCorp International”), the operating company (the “DynCorp International Acquisition”). DynCorp International is a leading global services provider of sophisticated aviation solutions, law enforcement training and support, base and logistics operations, intelligence training, rule of law development, construction management, international development, ground vehicle support, platform services, and operations and linguist services.

The total cash purchase price, including working capital adjustments, was $1,135.5 million. The total cash purchase price was funded through cash on hand, a $980.0 million incremental term loan facility (“Tranche 2 Term Loan”) and a $50.0 million increase in the revolving credit facility under the first amendment to the Credit Facility, as discussed in Note 12. The Company recognized $16.8 million of transaction costs for the year ended October 1, 2021 which are presented within selling, general, and administrative expenses in the consolidated statements of operations.

The DynCorp International Acquisition was accounted for as a business combination. Goodwill acquired was the result of the assembled workforce, which includes the human capital of the management, administrative, business development, engineering, and technical employees of the acquired business.

Note 5 — Revenues

Changes in Estimates on Contracts

Changes in estimated contract earnings at completion using the cumulative catch-up method of accounting were recognized in revenues as follows:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Favorable earnings at completion adjustments	$88,313	$74,570	$31,459
Unfavorable earnings at completion adjustments	(46,049)	(27,075)	(14,502)

Net favorable (unfavorable) adjustments	$42,264	$47,495	$16,957

Disaggregation of Revenues

The Company disaggregates revenues by customer, contract type, and prime versus subcontractor. These categories represent how the nature, amount, timing, and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by customer-type were as follows:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Department of Defense	$4,546,117	$4,791,857	$3,901,706
Federal civilian agencies	2,462,147	2,271,429	1,682,683
Commercial and other	856,669	612,670	302,589

Total revenues	$7,864,933	$7,675,956	$5,886,978

Disaggregated revenues by contract-type were as follows:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Cost-plus-fee	$4,940,490	$5,256,474	$4,050,878
Fixed-price	2,089,009	1,776,883	1,472,289
Time-and-materials	835,434	642,599	363,811

Total revenues	$7,864,933	$7,675,956	$5,886,978

Disaggregated revenues by prime versus subcontractor were as follows:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Prime contractor	$6,957,822	$6,878,832	$5,130,641
Subcontractor	907,111	797,124	756,337

Total revenues	$7,864,933	$7,675,956	$5,886,978

Remaining Performance Obligations

The Company’s remaining performance obligations balance represents the expected revenues to be recognized for the satisfaction of remaining performance obligations on existing contracts. This balance excludes unexercised contract option years and task orders that may be issued as part of an indefinite delivery, indefinite quantity contract. The remaining performance obligations balance as of September 29, 2023 and September 30, 2022 was $6.2 billion and $6.0 billion, respectively.

As of September 29, 2023, the Company expects to recognize approximately 68% and 81% of the remaining performance obligations balance as revenues over the next 12 and 24 months, respectively, with the remainder to be recognized thereafter.

Note 6 — Contract Balances

The Company’s contract balances consisted of the following (in thousands):

Description of Contract Related Balance	Classification	September 29, 2023	September 30, 2022
Billed and billable receivables	Accounts receivable, net	$825,015	$914,881
Contract assets—current unbilled receivables	Accounts receivable, net	575,811	487,018
Contract assets—contract retentions	Accounts receivable, net	5,316	8,363
Related party receivables	Accounts receivable, net	33,980	7,801
Long-term contract assets	Other long-term assets	138,300	138,300
Contract liabilities—deferred revenues and other contract liabilities	Contract liabilities	(119,895)	(95,210)

Contract assets primarily relate to accruals for reimbursable costs and fees in which our right to consideration is conditional. Long-term contract assets relate to a prior acquisition and are discussed further in Note 15.

The Company recognized revenues of $59.7 million and $9.8 million during the years ended September 29, 2023 and September 30, 2022, respectively, that was included in Contract liabilities as of September 30, 2022 and October 1, 2021, respectively.

Note 7 — Composition of Certain Financial Statement Captions

The following tables present financial information of certain consolidated balance sheet captions.

Prepaid expenses and other current assets

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Prepaid expenses	$44,076	$63,104
Prepaid taxes	30,622	40,993
Interest rate swaps	56,106	—
Prepaid supplies and materials	16,405	13,932
Other current assets	38,953	18,060

Total prepaid expenses and other current assets	$186,162	$136,089

Property and equipment, net

		As of
(Amounts in thousands)	Useful Lives	September 29, 2023	September 30, 2022
Aircraft	5 to 10 years	$14,057	$14,182
Computers and related equipment	1 to 5 years	18,648	11,760
Finance lease right-of-use assets	Shorter of lease term or useful life	19,182	18,503
Leasehold improvements	Shorter of lease term or useful life	20,311	19,471
Office furniture and fixtures	1 to 7 years	3,807	4,009
Vehicles and equipment	1 to 10 years	65,353	56,700

Gross property and equipment		141,358	124,625
Less accumulated depreciation		(56,752)	(31,339)

Total property and equipment, net		$84,606	$93,286

Depreciation expense was $26.9 million, $19.7 million and $18.5 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively. As of September 29, 2023, September 30, 2022 and October 1, 2021, Property and equipment, net, also included the accrual for property additions in accounts payable of $2.4 million, $0.2 million and $0.9 million, respectively.

Other long-term assets

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Long-term contract assets	$138,300	$138,300
Interest rate swaps	19,916	71,430
Indemnity receivable	13,398	12,004
Other	27,434	28,411

Total other long-term assets	$199,048	$250,145

Accrued compensation and benefits

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Wages, compensation and other benefits	$218,811	$297,125
Accrued vacation	150,468	149,202

Total accrued compensation and benefits	$369,279	$446,327

Other accrued liabilities

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Contract losses	$100,860	$85,669
Customer payables	34,899	25,496
Reserves	25,733	44,856
Accrued other taxes	13,160	13,951
Accrued interest	10,676	11,721
Income tax payable	22,607	15,710
Other	21,349	27,912

Total other accrued liabilities	$229,284	$225,315

Note 8 — Goodwill and Intangible Assets

Goodwill

The table below presents changes in the carrying amount of goodwill for the periods presented:

(Amounts in thousands)
Balance as of October 1, 2021	$2,067,588
Goodwill impairment charges	(107,961)
Acquisition of PAE	1,042,191

Balance as of September 30, 2022	3,001,818
Acquisition of PAE (1)	75,348
Goodwill impairment charges	(186,381)

Balance as of September 29, 2023	$2,890,785

(1)	Represents changes to goodwill resulting from measurement period adjustments recorded in fiscal year 2023 associated with the acquisition of PAE Incorporated purchase price allocation.

During the first quarter of fiscal year 2022, we concluded that the carrying value of one reporting unit was in excess of its fair value, and as a result, a non-cash impairment charge of $108.0 million was recognized during the year ended September 30, 2022.

During the first quarter of fiscal year 2023, we amended our organizational structure and performed an interim goodwill impairment test. Our interim quantitative goodwill impairment test concluded that the carrying value of one reporting unit exceeded its fair value. As a result, a non-cash impairment charge of $186.4 million was recognized during the year ended September 29, 2023. Had the information included in the quantitative test been known at the date of our fiscal year 2022 annual impairment test, there would have been no material change in the measurement of the impairment charge.

The other goodwill impairment tests conducted during the year, including our annual goodwill impairment test, concluded that the estimated fair values of each of our remaining reporting units exceeded their respective carrying values.

Accumulated goodwill impairment was $294.3 million and $108.0 million as of September 29, 2023 and September 30, 2022, respectively.

Intangible Assets

Intangible assets, net consisted of the following:

	As of September 29, 2023
(Amounts in thousands, except years)	Weighted Average Useful Life (Years)	Gross Carrying Value	Accumulated Amortization	Net
Backlog	6.7	$702,100	$(546,737)	$155,363
Customer-related intangible assets	11.1	1,191,300	(371,952)	819,348
Capitalized software	5.3	20,648	(7,368)	13,280

Total intangible assets, net		$1,914,048	$(926,057)	$987,991

	As of September 30, 2022
(Amounts in thousands, except years)	Weighted Average Useful Life (Years)	Gross Carrying Value	Accumulated Amortization	Net
Backlog	7.5	$702,100	$(454,529)	$247,571
Customer-related intangible assets	12.1	1,191,300	(168,331)	1,022,969
Capitalized software	5.9	16,626	(5,143)	11,483

Total intangible assets, net		$1,910,026	$(628,003)	$1,282,023

Amortization expense was $298.3 million, $272.2 million and $228.7 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

Future amortization expense is expected to be as follows:

Year Ending September 30,	(Amounts in thousands)
2024	$228,147
2025	186,935
2026	152,722
2027	121,476
2028	90,086
Thereafter	208,625

Total	$987,991

Note 9 — Income Taxes

The domestic and foreign components of (Loss) income before income taxes are as follows:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Domestic	$(525,982)	$(213,003)	$(94,678)
Foreign	185,605	148,819	123,714

(Loss) income before income taxes	$(340,377)	$(64,184)	$29,036

The Benefit (provision) for income taxes consists of the following:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Current portion:
Federal	$(29,989)	$(3,290)	$(19,768)
State	(4,747)	(7,712)	(8,184)
Foreign	(8,507)	(10,343)	(11,013)

Total current income tax provision	(43,243)	(21,345)	(38,965)
Deferred portion:
Federal	48,669	8,627	31,843
State	12,913	(3,922)	10,244
Foreign	640	2,526	1,532

Total deferred income tax benefit	62,222	7,231	43,619

Benefit (provision) for income taxes	$18,979	$(14,114)	$4,654

The major elements contributing to the difference between the U.S. federal statutory rate and the effective tax rate are as follows:

	For the years ended
	September 29, 2023		September 30, 2022		October 1, 2021
	Amount	%	Amount	%	Amount	%
Statutory Rate	$71,479	21.0%	$13,479	21.0%	$(6,096)	21.0%
State income tax, net of the federal benefit	7,320	2.2%	(9,968)	(15.5)%	3,702	(12.8)%
Noncontrolling interests	(1,617)	(0.5)%	1,286	2.0%	6,887	(23.7)%
Goodwill impairment	(39,140)	(11.5)%	(22,672)	(35.3)%	—	—%
Tax differential on foreign operations	(3,549)	(1.0)%	(46)	(0.1)%	(1,486)	5.1%
Valuation allowance	(17,390)	(5.1)%	3,717	5.8%	2,279	(7.9)%
Nontaxable or nondeductible items	(212)	(0.1)%	(1,089)	(1.7)%	(1,098)	3.9%
Tax credits	2,088	0.6%	1,179	1.8%	466	(1.6)%

Benefit (provision) for income taxes	$18,979	5.6%	$(14,114)	(22.0)%	$4,654	(16.0)%

Temporary differences, which give rise to deferred tax assets and liabilities, were as follows:

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Deferred tax assets related to:
Lease liability	$51,667	$61,369
Reserves	36,399	29,565
Accrued liabilities	44,839	33,887
Interest expense	96,493	37,681
Foreign tax credit	34,947	61,935
Net operating losses	33,397	35,900
Other	22,207	34,000
Valuation allowance	(50,965)	(29,870)

Total deferred tax assets	268,984	264,467

Deferred tax liabilities related to:
Acquired intangible assets	(220,194)	(287,406)
Operating lease right-of-use assets, net	(50,719)	(60,408)
Property and equipment, net	(14,025)	(15,358)
Equity method investments	(82,757)	(87,233)
Interest rate swaps	(17,503)	(16,655)
Other	(19,582)	(11,107)

Total deferred tax liabilities	(404,780)	(478,167)

Total deferred tax liabilities, net	$(135,796)	$(213,700)

Total deferred tax liabilities, net consists of deferred tax liabilities of $141.2 million and $218.0 million as of September 29, 2023 and September 30, 2022, respectively, and a net deferred tax asset of $5.4 million and $4.3 million recorded within other long-term assets related to a foreign tax jurisdiction as of September 29, 2023 and September 30, 2022, respectively.

Included in net deferred tax assets are valuation allowances of $51.0 million and $29.9 million as of September 29, 2023 and September 30, 2022, respectively, primarily attributable to net operating losses and disallowed interest expense. The increase of $21.1 million in valuation allowance for the year ended September 29, 2023 was primarily related to the recognition of valuation allowances for disallowed interest in the United States, partially offset by the release of valuation allowances for tax attributes in the United Kingdom. Realization of deferred tax assets for which valuation allowances have not been established is dependent upon generating sufficient future taxable income. We expect to realize the benefit of these deferred tax assets primarily through future reversals of our deferred tax liabilities. Although realization is not assured, we believe it is more likely than not that all deferred tax assets for which valuation allowances have not been established will be realized.

We account for uncertain tax positions in accordance with ASC 740, Income Taxes, which prescribes the more likely than not threshold for recognition of a tax position in the financial statements. The amount of unrecognized tax benefits as of September 29, 2023 and September 30, 2022 was $13.9 million and $14.9 million, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

(Amounts in thousands)	Unrecognized Tax Benefits
Balance at October 1, 2021	$5,637
Additions for tax positions related to prior years	254
Additions for tax positions related to current year	4,211
Lapse of statute of limitations	(46)
Positions relating to acquisition accounting	4,882

Balance at September 30, 2022	$14,938
Additions for tax positions related to prior years	380
Reductions for tax positions related to prior years	(1,186)
Lapse of statute of limitations	(278)

Balance at September 29, 2023	$13,854

We file income tax returns in numerous tax jurisdictions, including the U.S., and numerous states and foreign jurisdictions around the world. The statute of limitations varies by jurisdiction in which the Company operates. The statute of limitations is open for U.S. federal income tax returns and certain other foreign tax authorities for years 2015 through 2023. The statute of limitations for state income tax returns is open for years 2018 through 2023, with certain exceptions.

Note 10 — Retirement Plans

401(k) Savings Plan

The Company has one participant-directed, defined contribution, 401(k) savings plan for the benefit of employees that meet certain eligibility requirements. We incurred total retirement plan expense of $54.0 million, $52.5 million and $35.8 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

Note 11 — Pension Benefit Obligations

The Company sponsors various postretirement benefit plans in the United States including the defined benefit pension plans (“Defined Benefit Pension Plans”) and retiree medical and life insurance plans (“Postretirement Plans”).

Benefits under the Defined Benefit Pension Plans generally are based on the employee’s years of creditable service and compensation; however, both the Defined Benefit Pension Plans and Postretirement Plans are closed to new participants. The Defined Benefit Pension Plans and the Postretirement Plans benefit obligations and the fair value of the plan assets were measured as of September 29, 2023.

The following tables provide reconciliations of the changes in the Defined Benefit Pension Plans and the Postretirement Plans benefit obligations, reconciliations of the changes in the fair value of assets for the years ended September 29, 2023, September 30, 2022 and October 1, 2021 and reconciliations of the funded status as of September 29, 2023 and September 30, 2022.

	Defined Benefit Pension Plans			Postretirement Plans
	For the years ended			For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021	September 29, 2023	September 30, 2022	October 1, 2021
Change in benefit obligation
Benefit obligation at beginning of period	$309,445	$421,695	$426,152	$2,158	$2,847	$2,971
Service cost	—	—	—	14	23	28
Interest cost	16,269	9,159	8,564	99	55	53
Plan amendments	—	(149)	5,766	—	—	—
Benefits paid from the plans	(20,484)	(20,858)	(20,258)	—	—	—
Direct benefit payments	(69)	(76)	(78)	(23)	(81)	(31)
Expenses paid	—	—	—	(10)	(10)	—
Actuarial (gain) loss	(12,710)	(100,326)	1,549	(160)	(676)	(174)

Benefit obligation at end of period	$292,451	$309,445	$421,695	$2,078	$2,158	$2,847

	Defined Benefit Pension Plans			Postretirement Plans
	For the years ended			For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021	September 29, 2023	September 30, 2022	October 1, 2021
Change in plan assets
Fair value of plan assets at beginning of period	$271,497	$366,196	$343,215	$4,609	$5,398	$4,817
Actual return on plan assets	30,116	(73,841)	41,655	333	(789)	581
Employer contributions to plans	—	—	1,584	10	10	—
Employer direct benefit payments	69	76	78	23	81	31
Benefits paid from the plans	(20,484)	(20,858)	(20,258)	—	—	—
Direct benefit payments	(69)	(76)	(78)	(23)	(81)	(31)
Expenses paid	—	—	—	(10)	(10)	—

Fair value of plan assets at end of period	$281,129	$271,497	$366,196	$4,942	$4,609	$5,398

	Defined Benefit Pension Plans			Postretirement Plans
	For the years ended			For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021	September 29, 2023	September 30, 2022	October 1, 2021
Reconciliation of funded status:
Fair value of plan assets at end of year	$281,129	$271,497	$366,196	$4,942	$4,609	$5,398
Benefit obligation at end of year	292,451	309,445	421,695	2,078	2,158	2,847

Net amount recognized at end of year	$(11,322)	$(37,948)	$(55,499)	$2,864	$2,451	$2,551

The following table sets forth the amounts recognized in the consolidated balance sheets as of September 29, 2023 and September 30, 2022:

	Defined Benefit Pension Plans		Postretirement Plans
(Amounts in thousands)	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Amount recognized in the consolidated balance sheets:
Other long-term assets	$—	$—	$4,094	$3,650
Accrued compensation and benefits	(65)	(67)	(331)	(320)
Pension and post-retirement liabilities	(11,257)	(37,881)	(899)	(879)

Net amount recognized in the balance sheets	$(11,322)	$(37,948)	$2,864	$2,451

The following table sets forth the components of net periodic benefit cost for the Defined Benefit Pension Plans and Postretirement Plans for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	Defined Benefit Pension Plans			Postretirement Plans
	For the years ended			For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021	September 29, 2023	September 30, 2022	October 1, 2021
Components of net periodic benefit:
Service costs	$—	$—	$—	$14	$23	$28
Interest cost on projected benefit obligation	16,269	9,159	8,564	99	55	53
Expected return on plan assets	(17,500)	(17,777)	(17,283)	(371)	(333)	(308)
Amortization of prior service cost	285	293	170	—	—	—
Amortization of net gain	(2,431)	—	—	(16)	—	—

Net periodic benefit	$(3,377)	$(8,325)	$(8,549)	$(274)	$(255)	$(227)

Actuarial gains and losses are amortized using a corridor approach. The gain or loss corridor is equal to 10% of the greater of the projected benefit obligation and the fair value of plan assets. Gains and losses in excess of the corridor are amortized over the average remaining lifetime expectancy of the plan participants.

The change in plan assets and benefit obligations recognized in other comprehensive income during the year was net income of $23.3 million, $8.7 million and $17.6 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

The amount of applicable deferred income taxes included in other comprehensive income arising from a change in net prior service cost and net (loss) income was a provision of $6.0 million, $2.3 million and $4.3 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

The following table provides additional information for the Defined Benefit Pension Plans and Postretirement Plans with accumulated benefit obligations in excess of plan assets as of September 29, 2023 and September 30, 2022:

	Defined Benefit Pension Plans		Postretirement Plans
(Amounts in thousands)	September 29, 2023	September 30, 2022	September 29, 2023	September 30, 2022
Projected benefit obligation	$292,451	$309,445	$2,078	$2,158
Accumulated benefit obligation	292,451	309,445	2,078	2,158
Fair value of plan assets	281,129	271,497	4,942	4,609

The required minimum contributions for the Defined Benefit Pension Plans and Postretirement Plans are not significant. In addition, the Company may make discretionary contributions.

The following table provides the expected future benefit payments for the fiscal years ending September 30:

(Amounts in thousands)	2024	2025	2026	2027	2028	2029 - 2033
Defined Benefit Pension Plans	$24,013	$22,952	$23,030	$23,448	$23,613	$116,246
Postretirement Plans	404	174	179	182	180	835

The following are the underlying assumptions for the Defined Benefit Pension Plans and Postretirement Plans as of September 29, 2023, September 30, 2022 and October 1, 2021:

	Defined Benefit Pension Plans			Postretirement Plans
	For the years ended			For the years ended
	September 29, 2023	September 30, 2022	October 1, 2021	September 29, 2023	September 30, 2022	October 1, 2021
Weighted-average assumptions to determine benefit obligation:
Discount rate	6.0%	5.6%	2.8%	6.0%	5.6%	2.6%
Weighted-average assumptions to determine net periodic benefit cost:
Discount rate	5.6%	2.8%	2.7%	5.6%	2.6%	2.5%
Expected long-term rate of return on plan assets	7.0%	6.5%	6.5%	7.0%	6.5%	6.5%

Defined Benefit Pension Plan and Postretirement Plan costs are determined using the assumptions as of the beginning of the plan year. The funded status is determined using the assumptions as of the end of the plan year.

The following table summarizes the Company’s target allocation for fiscal years 2023 and 2022 asset allocation as of September 29, 2023 and September 30, 2022:

	Fiscal Year 2023 Target Allocation	Percentage of Plan Assets as of September 29, 2023	Fiscal Year 2022 Target Allocation	Percentage of Plan Assets as of September 30, 2022
Asset Category:
Equities	50.5%	52.2%	35.3%	41.3%
Debt	47.7%	44.6%	52.7%	46.9%
Cash	1.8%	3.2%	2.0%	11.8%
Hedge funds and other	—%	—%	10.0%	—%

Total	100.0%	100.0%	100.0%	100.0%

The Company’s plans seek a competitive rate of return relative to an appropriate level of risk depending on the funded status and obligations of each plan and typically employ both active and passive investment management strategies. The Company’s risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. The target asset allocation selected for each plan reflects a risk/return profile that the Company believes is appropriate relative to each plan’s liability structure and return goals.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the diversification of the portfolio. This resulted in the selection of a 7.0% and 6.5% weighted-average long-term rate of return on assets assumption for the fiscal years ended September 29, 2023 and September 30, 2022, respectively.

As of September 29, 2023 and September 30, 2022, the fair values of the Defined Benefit Pension Plan and the Postretirement Plan assets by major asset categories were as follows:

	September 29, 2023			September 30, 2022
(Amounts in thousands)	Carrying Value	Quoted Prices in Active Markets (Level 1)	Investments measured at NAV	Carrying Value	Quoted Prices in Active Markets (Level 1)	Investments measured at NAV
Cash and cash equivalents	$11,596	$11,596	$—	$34,405	$34,405	$—
Investment funds
Diversified and equity funds	147,263	147,263	—	112,500	112,500	—
Fixed income funds	63,282	63,282	—	64,827	64,827	—
Common collective funds—debt	63,930	—	63,930	64,374	—	64,374

Total	$286,071	$222,141	$63,930	$276,106	$211,732	$64,374

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

Equity investment funds categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices as of our measurement dates.

Fixed income investment funds categorized as Level 1 are publicly traded on an active exchange.

Common collective funds are valued based on net asset value (“NAV”) per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

These collective investment funds have minimal redemption notice periods and are redeemable daily at the NAV, less transaction fees, without significant restrictions. There are no significant unfunded commitments related to these investments.

Multiemployer Pension Plans

We are subject to several collective-bargaining agreements (“CBAs”) that require contributions to a multiemployer defined benefit pension plan that covers its union-represented employees. As of September 29, 2023, approximately 31% of our personnel are covered by a CBA and 10% of our personnel are covered by a CBA that will expire in one year.

The following table outlines our participation in multiemployer pension plans as of September 29, 2023, September 30, 2022 and October 1, 2021.

We participated in the International Association of Machinists National Pension Fund (“IAMNPF”) and Western Conference of Teamsters Pension Trust (“WCTPT”) and certain other plans were aggregated in the Other line in the following table as contributions to each of these plans are not material. The “EIN/PN” column provides the Employer Identification Number (“EIN”) and the three-digit plan number (“PN”). The most recent Pension Protection Act (“PPA”) zone status available for 2023 and 2022 is indicated below. The zone status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are between 65% and 80% funded, and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates if the plan has a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) which is either pending or has been implemented. In addition to regular plan contributions, we may be subject to a surcharge if the plan is in the red zone. The “Surcharge Imposed” column indicates whether a surcharge has been imposed on contributions to the plan. The last column lists the expiration date of the collective-bargaining agreements to which the plan is subject.

					Total Contributions by the Company
		PPA Zone Status		FIP / RP Status	(Amounts in thousands)
Pension Fund	EIN/PN	2023	2022	Pending / Implemented	Year ended September 29, 2023	Year ended September 30, 2022	Year ended October 1, 2021	Surcharge Imposed	Expiration Date of CBA
IAMNPF(1)	516031295 / 001	Red	Red	RP Implemented	$8,933	$21,264	$13,762	2.5%	December 31, 2023 to July 31, 2026
WCTPT(2)	91-6145047 / 001	Green	Green	No	8,572	7,307	7,899	No	September 30, 2024 to September 30, 2028
Other					6,382	12,461	9,583

Total					$23,887	$41,032	$31,244

(1)	Of the 34 CBAs that require contributions to this plan, the contributions through the expiration date of the collective-bargaining agreement will approximate $13.5 million to the IAMNPF.
(2)	Of the nine CBAs that require contributions to this plan, the contributions through the expiration date of the collective-bargaining agreement will approximate $15.4 million to the WCTPT.

Note 12 — Debt

Debt consisted of the following:

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
First lien term loan	$3,292,250	$3,325,810
Second lien term loan	885,000	885,000
SPV loan	—	41,876
Other	28,682	48,365

Total debt	4,205,932	4,301,051
Unamortized original issue discount and unamortized deferred financing costs	(93,813)	(114,850)

Total debt, net of original issue discount and deferred financing costs	4,112,119	4,186,201
Less current portion of long-term debt	(44,668)	(97,740)

Total long-term debt, net of current portion	$4,067,451	$4,088,461

First Lien Term Loan

We entered into a first lien credit agreement (“First Lien Credit Agreement”) for a senior secured credit facility on January 31, 2020 (the “Credit Facility”) for, among other things, working capital and general corporate purposes with a banking syndicate and JPMorgan Chase Bank, N.A. as administrative agent. The Credit Facility provides for a seven year, $1,090.0 million term loan facility (“Tranche 1 Term Loan”) and a five year, $200.0 million revolving credit facility (“Revolver”), including a $100.0 million letter of credit subfacility and a $50.0 million swingline subfacility (“Swingline Loan”). The Revolver and the Tranche 1 Term Loan mature on January 31, 2025 and January 31, 2027, respectively.

On November 20, 2020, in connection with the acquisition of DefCo Holdings, Inc., we entered into the first amendment to the Credit Facility. The amendment established a $980.0 million incremental term loan facility (“Tranche 2 Term Loan”) and a $50.0 million increase in the revolving credit facility. Both the Tranche 2 Term Loan and the increase in the revolving credit facility were established with the same terms and conditions as the First Lien Credit Agreement.

On February 15, 2022, in connection with the acquisition of PAE, we entered into the second amendment to the Credit Facility. The amendment terminated the Tranche 2 Term Loan, established a $2,266.0 million incremental term loan facility (“Tranche 3 Term Loan” and collectively with the Tranche 1 Term Loan, the “First Lien Term Loan”) and a $100.0 million increase in the revolving credit facility. It also included a $67.5 million increase to the letter of credit subfacility. The Tranche 3 Term Loan matures on February 15, 2029.

On May 25, 2023, we entered into the third amendment to the Credit Facility (“Third Amendment to the Credit Agreement”) to transition our interest rates under the Credit Facility from the London Interbank Offered Rate (“LIBOR”) to the Term Benchmark Risk Free Rate (“Term Benchmark RFR”). For the Tranche 1 Term Loan, both the adjusted daily simple Secured Overnight Financing Rate (“SOFR”) and the adjusted term SOFR contain credit spread adjustments ranging from 0.11% for one-month SOFR to 0.72% for twelve-month SOFR based on the interest period selected. The Tranche 3 Term Loan does not contain a credit spread adjustment.

The Credit Facility is secured by substantially all of our assets and guaranteed by substantially all of our domestic subsidiaries. As of September 29, 2023 and September 30, 2022, the available borrowing capacity under the Credit Facility was approximately $306.0 million and $309.4 million, respectively, and included $44.0 million and $40.6 million, respectively, in issued letters of credit. As of September 29, 2023 and September 30, 2022, there were no amounts borrowed under the Revolver.

Interest Rates on First Lien Term Loan

Subsequent to the Third Amendment to the Credit Agreement, the interest rate per annum applicable to the Tranche 1 Term Loan is, at the Company’s option, equal to either the Alternate Base Rate (“ABR”) plus 2.50% to 3.00% or the Term Benchmark RFR plus 3.50% to 4.00% based on our first lien leverage ratio. The ABR is the rate equal to the highest of (a) the Prime Rate in effect on such day, (b) the Federal Reserve Bank Rate in effect on such day plus 0.50%, and the Adjusted Term SOFR for a one-month interest period plus 1.00%. Subsequent to the Third Amendment to the Credit Agreement, the interest rate per annum applicable to the Tranche 3 Term Loan is, at the Company’s option, equal to either the ABR plus 2.50% to 3.00% or the Term Benchmark RFR which has a floor of 0.50%, plus 3.50% to 4.00% based on our first lien leverage ratio.

First Lien Term Loan Amortization Payments and Prepayments

We are required to make quarterly principal amortization payments with respect to the First Lien Term Loan in an aggregate amount equal to 0.25% of the original principal amount of the First Lien Term Loan, which payments shall be reduced by prepayments of the First Lien Term Loan in direct order of maturity. Beginning with the fiscal year ended October 1, 2021, the Credit Facility contains an annual requirement to submit a portion of our excess cash flow (as defined in the Credit Facility), within five business days of delivering annual financial statements, as a First Lien Term Loan prepayment. No such prepayments have been required or made.

Interest Rates on Revolver & Swingline Loans

Subsequent to the Third Amendment to the Credit Agreement, the interest rate per annum applicable to the Revolver, at the Company’s option, equal to either the ABR or Canadian Prime Rate plus 2.50% to 3.00% or the Term Benchmark RFR plus 3.50% to 4.00% based on our first lien leverage ratio.

Interest Rates on Letter of Credit Subfacility and Unused Commitment Fees

Subsequent to the Third Amendment to the Credit Agreement, the interest rate per annum applicable to the letter of credit subfacility is equal to a range between 3.50% to 4.00% based on our first lien leverage ratio. All of our letters of credit under the Credit Facility are also subject to a 0.125% fronting fee. The unused commitment fee on our Revolver is 0.25% to 0.50% based on our first lien leverage ratio.

Second Lien Term Loan

We entered into a second lien term loan agreement with a banking syndicate and Royal Bank of Canada as administrative agent on January 31, 2020. The second lien term loan agreement provides a $335.0 million term loan (“Second Lien Tranche 1 Term Loan”) which matures on January 31, 2028.

On February 15, 2022, in connection with the acquisition of PAE, we entered into the first amendment to the second lien term loan agreement. The amendment established a $550.0 million incremental term loan facility (the “Second Lien Tranche 2 Term Loan” and collectively with the Second Lien Tranche 1 Term Loan, the “Second Lien Term Loan) which matures on February 15, 2030. For the Second Lien Tranche 2 Term Loan, both the adjusted daily simple SOFR and the adjusted term SOFR contain credit spread adjustments ranging from 0.10% for one-month SOFR to 0.25% SOFR for more than three months based on the interest period selected.

On May 25, 2023, we entered into the third amendment to the Second Lien Credit Agreement (“Third Amendment to the Second Lien”) to transition our interest rates under the Second Lien Term Loan from LIBOR to Adjusted Term SOFR. For the Second Lien Tranche 1 Term Loan, both the adjusted daily simple SOFR and the adjusted term SOFR contain credit spread adjustments ranging from 0.11% for one-month SOFR to 0.72% for twelve-month SOFR based on the interest period selected.

Interest Rates and Fees

Subsequent to the Third Amendment to the Second Lien, the interest rate per annum applicable to the Second Lien Tranche 1 Term Loan is, at the Company’s option, equal to either the ABR plus 7.75% or Adjusted Term SOFR plus 8.75%, which has a floor of 1.25%. The interest rate per annum applicable to the Second Lien Tranche 2 Term Loan is equal to Adjusted Term SOFR plus 7.50%, which has a floor of 0.75%.

Second Lien Term Loan Amortization Payments and Prepayments

We are not required to make principal amortization payments with respect to the Second Lien Term Loan prior to maturity. Beginning with the fiscal year ending October 1, 2021, the Second Lien Term Loan contains an annual requirement to submit a portion of our excess cash flow (as defined in the second lien term loan agreement), within five business days of delivering annual financial statements, as a Second Lien Term Loan prepayment. No such prepayments have been required or made.

Covenants

Our debt arrangements contain customary representations and warranties and customary affirmative and negative covenants. As of September 29, 2023 and September 30, 2022, we were in compliance with all covenants associated with our debt.

Debt Maturity Schedule

Future principal maturities of the Company’s long-term debt as of September 29, 2023 are as follows:

Year Ending September 30,	(Amounts in thousands)
2024	$46,003
2025	42,503
2026	38,453
2027	1,046,072
2028	358,526
Thereafter	2,674,375

Total	$4,205,932

Note 13 — Interest Rate Swap Agreements

The Company utilizes derivative financial instruments to manage interest rate risk related to its variable rate debt. The Company’s objective is to manage its exposure to interest rate movements and reduce volatility of interest expense.

The Company values the interest rate swap agreements using a valuation model which calculates the fair value on the basis of the net present value of the estimated future cash flows. The most significant input used in the valuation model is the SOFR-based yield curve for the year ended September 29, 2023, and the LIBOR or SOFR-based yield curve for the year ended September 30, 2022. These instruments were allocated to Level 2 of the fair value hierarchy because the critical inputs to the models, including current interest rates, relevant yield curves, and the known contractual terms of the instrument, were readily observable.

As of September 30, 2022, we had the following ten interest rate swaps in place, that were not designated as cash flow hedges, in which the Company will pay at the fixed rate and receive payment at a floating rate indexed through maturity:

Notional Value	Effective Date	Expiration Date	Fixed Rate	Index
$200.0 million	March 2020	April 2024	0.67%	Three-month term LIBOR
$200.0 million	March 2020	April 2024	0.67%	Three-month term LIBOR
$400.0 million	March 2020	April 2024	0.66%	Three-month term LIBOR
$100.0 million	May 2022	May 2026	2.76%	Three-month term SOFR
$100.0 million	May 2022	May 2025	2.53%	Three-month term SOFR
$75.0 million	June 2022	June 2026	2.84%	Three-month term SOFR
$100.0 million	July 2022	July 2025	2.74%	Three-month term SOFR
$100.0 million	July 2022	July 2026	2.74%	Three-month term SOFR
$75.0 million	July 2022	July 2025	3.02%	Three-month term SOFR
$100.0 million	August 2022	August 2026	2.67%	Three-month term SOFR

In 2023, we transitioned the following three interest rate swaps indexed to a three-month term LIBOR to a three-month term SOFR:

Notional Value	Effective Date	Expiration Date	Fixed Rate as of September 29, 2023	Fixed Rate as of September 30, 2022
$200.0 million	March 2020	April 2024	0.45%	0.67%
$200.0 million	March 2020	April 2024	0.43%	0.67%
$400.0 million	March 2020	April 2024	0.44%	0.66%

Following the transition of the three swaps above to a three-month term SOFR, we designated the ten interest rate swaps as cash flow hedges in July 2023 and utilized hedge accounting in accordance with ASC 815, Derivatives and Hedging. From the designation date until September 29, 2023, the change in fair value of the interest rate swaps is presented within accumulated other comprehensive income on our consolidated balance sheet and subsequently reclassified into interest expense on our consolidated statements of income and comprehensive (loss) income in the period when the hedged transaction affects earnings. This reclassification into earnings is presented in operating activities on the consolidated statements of cash flows. Prior to designating the above ten interest rate swaps as cash flow hedges, the change in fair value was recorded within interest expense on our consolidated statements of income and presented in operating activities on the consolidated statements of cash flows.

Additionally, in fiscal year 2023, we entered into the following interest rate swaps that were designated as cash flow hedges, in which the Company will pay at the fixed rate and receive payment at a floating rate indexed to the three-month term SOFR through maturity:

Notional Value	Effective Date	Expiration Date	Designation Date	Fixed Rate as of September 29, 2023
$200.0 million	March 2023	September 2026	March 2023	3.79%
$200.0 million	April 2023	September 2026	April 2023	3.48%
$200.0 million	April 2023	September 2026	April 2023	3.64%

The Company had interest rate swap assets of $56.1 million and $0.0 million presented within prepaid expenses and other current assets and $19.9 million and $71.4 million presented within other long-term assets in the consolidated balance sheets as of September 29, 2023 and September 30, 2022, respectively.

See Note 19 for the unrealized change in fair values on cash flow hedges recognized in other comprehensive income and the amounts reclassified from accumulated other comprehensive income (loss) into earnings. The Company estimates that it will reclassify $56.1 million of unrealized gains from accumulated other comprehensive income into earnings in the twelve months following September 29, 2023. In the consolidated statements of operations, interest expense, net increased by $5.4 million and decreased by $75.8 million and $5.4 million due to changes in the fair value of the interest rate swap agreements prior to the designation as cash flow hedges for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively. In the consolidated balance sheet, accumulated other comprehensive income increased by $9.9 million due to changes in the fair value of the interest rate swap agreements subsequent to the designation as cash flow hedges for the year ended September 29, 2023.

Note 14 — Fair Value of Financial Assets and Liabilities

ASC 820 — Fair Value Measurements and Disclosures establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis and the level they fall within the fair value hierarchy (in thousands):

			Fair Value
Description	Classification	Fair Value Hierarchy	September 29, 2023	September 30, 2022
Interest rate swaps	Prepaid expenses and other current assets	Level 2	$56,106	$—
Interest rate swaps	Other long-term assets	Level 2	19,916	71,430

Note 15 — Legal Proceedings and Commitments and Contingencies

The Company is involved in various claims, disputes and administrative proceedings arising in the normal course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an unfavorable result and/or liability will be incurred and the cost of the unfavorable result or liability can be reasonably estimated. Management is of the opinion that any liability or loss associated with such matters, either individually or in the aggregate, will not have a material adverse effect on the Company’s operations and liquidity.

Payments to the Company on cost-plus-fee contracts are provisional and are subject to adjustments upon audit by the Defense Contract Audit Agency (“DCAA”). In management’s opinion, audit adjustments that may result from audits not yet completed or started are not expected to have a material adverse effect on the Company’s operations and liquidity.

Pending Litigation and Claims

Department of Energy Claims

In January 2020, the Company purchased assets and assumed liabilities associated with AECOM Energy & Construction, Inc. (the “Acquired Affiliate”) from AECOM (the “Seller”). At the time of the acquisition, the Acquired Affiliate had pending claims against the U.S. Department of Energy (“DOE”) related to a contract performed prior to the acquisition. The Company and the Seller agreed that all future claim recoveries and costs with the DOE would be split 10% to the Company and 90% to the Seller. Following the DOE’s denial of the claims, on December 20, 2020, the Acquired Affiliate filed an appeal of these decisions in the U.S. Court of Federal Claims. The Company has estimated and recorded $138.3 million within other long-term assets on the balance sheet and $124.5 million within other long-term liabilities on the balance sheet representing the

Company’s payable to the Seller related to this matter. No changes to these amounts have been recorded since the acquisition. The Company intends to cooperate with the Seller in the pursuit of all claimed amounts but can provide no certainty that the Company will recover the claims. The Company does not believe any additional incurred claims or costs related to this matter will have a material adverse effect on the Company’s results of operations.

Fadlalla Qui Tam

Due to the DynCorp International Acquisition, Global Linguist Solutions LLC (“GLS”) became a wholly-owned subsidiary of the Company as of November 20, 2020. On June 19, 2015, a number of plaintiffs filed a qui tam action alleging that GLS and its owners violated the Trafficking Victims Protection Reauthorization Act during performance of two contracts in Kuwait, and that GLS and five small businesses entered into subcontract arrangements that violated the civil False Claims Act. In September 2018, the U.S. Government declined to intervene in the case. The qui tam complaint has been unsealed, and discovery in the case has commenced. The Company intends to vigorously defend the claims and, as of September 29, 2023 and September 30, 2022, we believe that the resolution of this matter will not have a material effect on our results of operations.

U.S. Government Investigations

We primarily sell our services to the U.S. Government. These contracts are subject to extensive legal and regulatory requirements, and we are occasionally the subject of investigations by various agencies of the U.S. Government who investigate whether our operations are being conducted in accordance with these requirements. Such investigations could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed on us, or could lead to suspension or debarment from future U.S. Government contracting. U.S. Government investigations often take years to complete and may result in adverse action against us. Any adverse actions arising from such matters could have a material effect on our ability to invoice and receive timely payment on our contracts, perform contracts or compete for contracts with the U.S. Government and could have a material effect on our operating performance. There are currently no investigations that are expected to have a material impact on our results of operations.

Note 16 — Leases

We lease certain office space, warehouses, housing, equipment and vehicles. These leases are either non-cancelable, cancellable only by the payment of penalties or cancellable upon notice provided. All lease payments are based on the passage of time and certain leases are subject to annual escalations for increases in base rents. The Company’s lease terms includes options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We have no significant long-term purchase agreements with service providers and our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Short-Term Leases

We have elected the practical expedient for short-term lease recognition exemption by class of underlying asset which results in off-balance sheet accounting for leases with an initial term of 12 months or less (“short-term leases”). We recognize those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. We also elected a package of practical expedients permitted under ASC 842 which allows the carry forward of historical lease classifications. The Company’s material leases previously classified as operating leases under ASC 840 are classified as short-term leases under ASC 842.

Short-term lease rental expense was $42.4 million, $46.2 million and $60.0 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

Operating and Finance Leases

The Company’s operating leases primarily include our material leases of buildings (consisting primarily of our corporate office lease commitments) and equipment and if applicable embedded leases associated with real estate, equipment and vehicles in certain contracts with an initial term of 12 months or longer. These leases are classified as operating leases and are recognized as right-of-use assets and operating lease liabilities on the consolidated balance sheets.

The Company’s finance leases primarily include equipment and vehicles in certain contracts with an initial term of 12 months or longer.

The following tables present our operating and finance leases as of September 29, 2023 and September 30, 2022:

		As of
(Amounts in thousands)	Classification	September 29, 2023	September 30, 2022
Assets
Operating leases	Operating lease right-of-use assets	$215,763	$253,941
Finance leases	Property and equipment, net	4,856	10,318
Total leased assets		$220,619	$264,259

Liabilities

Current
Operating leases	Current portion of operating lease liabilities	$52,644	$52,993
Finance leases	Other accrued liabilities	3,969	4,446
Noncurrent
Operating leases	Operating lease liabilities	166,718	204,750
Finance leases	Other long-term liabilities	3,630	6,282
Total lease liabilities		$226,961	$268,471

Maturity of Lease Liabilities

(Amounts in thousands)	Operating Leases	Finance Leases
September 30, 2024	$58,850	$4,404
September 30, 2025	50,989	2,660
September 30, 2026	43,706	1,072
September 30, 2027	35,807	74
September 30, 2028	26,343	—
Thereafter	19,601	—

Total lease payments	235,296	8,210
Less: Interest	(15,934)	(611)

Present value of lease liabilities (1)	$219,362	$7,599

(1)

As most of the Company’s operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

	As of
Lease Term and Discount Rate	September 29, 2023	September 30, 2022
Weighted average remaining lease term (years)
Operating leases	4.9	5.5
Finance leases	2.1	2.7
Weighted average discount rate
Operating leases	3.0%	3.0%
Finance leases	5.3%	5.1%

The following tables present selected financial information for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

Lease Cost		For the years ended
(Amounts in thousands)	Classification	September 29, 2023	September 30, 2022	October 1, 2021
Operating lease cost	Cost of revenues	$39,675	$22,042	$12,416
	Selling, general and administrative expenses	24,597	21,506	11,786
Finance lease cost
Amortization of leases assets	Cost of revenues	4,649	4,469	4,268
Interest on lease liabilities	Interest expense, net	548	600	717

Net lease cost		$69,469	$48,617	$29,187

Other Information	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating lease payments	$67,710	$45,700	$23,126
Operating cash flows from finance leases	548	286	390
Financing cash flows from finance leases	4,561	4,081	3,692
Operating lease right-of-use assets obtained in exchange for new operating lease liability	1,080	4,792	15,852
Finance lease right-of-use assets obtained in exchange for new finance lease liability	1,695	2,944	4,172

Note 17 — Related Parties

Related Party Receivables

The Company has related party receivables due from our equity method investments, discussed further in Note 18.

Amentum Special Purpose Vehicle Term Loan and Letters of Credit Agreement

On April 6, 2020, Amentum Special Purpose Vehicle LLC (“Amentum SPV”), a wholly owned subsidiary, entered into an agreement with BMO Harris Bank N.A. to provide revolving loans and letters of credit up to $53.0 million (collectively the “SPV Loan”). Affiliates of Lindsay Goldberg severally guaranteed the Amentum SPV revolving loans and letters of credit up to an aggregate principal amount not to exceed $26.5 million. Affiliates of American Securities provided BMO Harris Bank N.A. with a letter of credit not to exceed $27.8 million in support of the SPV Loan.

On November 9, 2022, we made a principal payment of $42.4 million on the SPV Loan, fully satisfying our obligation.

Consulting and Management Fees

We have a Master Consulting and Advisory Services agreement (“Consulting Agreement”) with American Securities LLC and Lindsay Goldberg LLC where, pursuant to the terms of the agreement, they make personnel available to us for the purpose of providing certain management and advisory services. We incurred $4.0 million of consulting fees in conjunction with the Consulting Agreement for the each of the years ended September 29, 2023, September 30, 2022 and October 1, 2021.

For the years ended September 30, 2022 and October 1, 2021, we incurred $13.7 million and $7.9 million, respectively, of LG and AS fees in conjunction with the consummation of the PAE Acquisition and DynCorp International Acquisition, respectively. No such LG and AS fees were incurred for the year ended September 29, 2023.

Note 18 — Joint Ventures

The Company’s joint ventures provide services to customers including program management and operations and maintenance services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, comprised of representatives from the joint venture partners. The joint venture executive committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

We account for joint ventures in accordance with ASC 810, Consolidation, as discussed in Note 2. The Company analyzes its joint ventures and classifies them as either:

•

a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

•

a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

The following table presents selected financial information for our consolidated joint ventures that are VIEs as of September 29, 2023 and September 30, 2022:

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Cash and cash equivalents	$55,566	$45,121
Current assets	55,775	142,291
Non-current assets	4,370	2,591

Total assets	$115,711	$190,003

Current liabilities	$44,071	$144,824
Non-current liabilities	2,061	3

Total liabilities	46,132	144,827
Total Amentum Parent Holdings LLC equity	44,353	27,472
Noncontrolling interests	25,226	17,704

Total equity	69,579	45,176

Total liabilities and equity	$115,711	$190,003

The following table presents selected financial information for our consolidated joint ventures that are VIEs for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$334,017	$652,761	$814,418
Cost of revenues	(280,515)	(588,650)	(694,592)
Net income	50,091	63,746	119,826

The Company has an ownership share in 19 active joint ventures that are accounted for as equity method investments and the Company’s ownership percentages generally range from 25% to 50%. The following table presents selected financial information for our unconsolidated joint ventures, included as equity method investments on the consolidated balance sheets, as of September 29, 2023 and September 30, 2022:

	As of
(Amounts in thousands)	September 29, 2023	September 30, 2022
Current assets	$572,258	$510,368
Non-current assets	44,420	40,252

Total assets	$616,678	$550,620

Current liabilities	$350,892	$320,914
Non-current liabilities	17,081	20,859

Total liabilities	367,973	341,773
Joint ventures’ equity	248,705	208,847

Total liabilities and joint ventures’ equity	$616,678	$550,620

The following table presents selected financial information for our equity method investments for the years ended September 29, 2023, September 30, 2022 and October 1, 2021:

	For the years ended
(Amounts in thousands)	September 29, 2023	September 30, 2022	October 1, 2021
Revenues	$2,373,278	$1,791,890	$1,020,094
Cost of revenues	(2,214,655)	(1,717,896)	(942,699)
Net income	152,268	66,106	77,395

Related party receivables due from our equity method investments were $33.6 million and $7.4 million as of September 29, 2023 and September 30, 2022, respectively. These receivables are a result of items purchased and services rendered by us on behalf of our equity method investments. We have assessed these receivables as having minimal collection risk based on our historic experience with these joint ventures and our inherent influence through our ownership interest. The related party revenues earned from our equity method investments was $45.1 million, $25.6 million and $18.6 million for the years ended September 29, 2023, September 30, 2022 and October 1, 2021, respectively.

Many of our joint ventures only perform on a single contract. The modification or termination of a contract under a joint venture could trigger an impairment in the fair value of our investment in these entities. In the aggregate, our maximum exposure to losses was $103.6 million related to our equity method investments as of September 29, 2023.

Note 19 — Accumulated Other Comprehensive Income (Loss)

The accumulated balances and reporting period activities for the years ended September 29, 2023 and September 30, 2022 related to accumulated other comprehensive income (loss) are summarized as follows:

(Amounts in thousands)	Pension Related Adjustments	Foreign Currency Translation Adjustments	Gain (Loss) on Derivative Instruments	Income Tax (Provision) Benefit Related to Items of Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at October 2, 2020	$(3,276)	$(669)	$—	$808	$(3,137)
Other comprehensive income (loss) before reclassification	17,477	817	—	(4,226)	14,068
Amounts reclassified from accumulated other comprehensive income (loss)	170	—	—	(41)	129

Balance at October 1, 2021	14,371	148	—	(3,459)	11,060
Other comprehensive income (loss) before reclassification	8,411	(8,523)	—	(2,277)	(2,389)
Amounts reclassified from accumulated other comprehensive income (loss)	293	—	—	(68)	225

Balance at September 30, 2022	23,075	(8,375)	—	(5,804)	8,896
Other comprehensive income (loss) before reclassification	25,448	2,986	27,068	(13,652)	41,850
Amounts reclassified from accumulated other comprehensive income (loss)	(2,162)	—	(1,828)	978	(3,012)

Balance at September 29, 2023	$46,361	$(5,389)	$25,240	$(18,478)	$47,734

Note 20 — Subsequent Events

The Company has evaluated subsequent events through January 5, 2024, the date the consolidated financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the consolidated financial statements as of September 29, 2023, except as disclosed within the Notes to the consolidated financial statements or as described below.

Merger with Jacobs Solutions Inc. Critical Mission Solutions and Cyber and Intelligence businesses

On November 20, 2023, the Company and our parent company, Amentum Joint Venture LP, entered into an agreement and plan of merger with Jacobs Solutions Inc. and Amazon Holdco Inc., a wholly owned subsidiary of Jacobs Solutions Inc., pursuant to which Jacobs Solutions Inc. will spin off and combine their Critical Mission Solutions and Cyber and Intelligence government services businesses with the Company in a Reverse Morris Trust transaction and become a publicly-traded company. The agreement is subject to customary closing conditions, including regulatory approvals.

AMENTUM PARENT HOLDINGS LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As Of
	June 28, 2024	September 29, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$271,052	$304,835
Accounts receivable, net	1,410,338	1,440,122
Prepaid expenses and other current assets	160,236	186,162

Total current assets	1,841,626	1,931,119
Property and equipment, net	74,364	84,606
Operating lease right-of-use assets	159,476	215,763
Equity method investments	111,760	103,641
Goodwill	2,890,785	2,890,785
Intangible assets, net	818,748	987,991
Other long-term assets	172,479	199,048

Total assets	$6,069,238	$6,412,953

LIABILITIES
Current liabilities:
Current portion of long-term debt	$42,400	$44,668
Accounts payable	536,578	560,280
Accrued compensation and benefits	425,017	369,279
Contract liabilities	99,249	119,895
Other accrued liabilities	223,238	229,284
Current portion of operating lease liabilities	44,713	52,644

Total current liabilities	1,371,195	1,376,050
Long-term debt, net of current portion	3,904,893	4,067,451
Operating lease liabilities	127,365	166,718
Deferred tax liabilities	122,658	141,199
Other long-term liabilities	241,852	246,358

Total liabilities	5,767,963	5,997,776

Commitments and contingencies (Note 10)
EQUITY
Member’s equity	223,409	326,505
Accumulated other comprehensive income	40,723	47,734

Total member’s equity attributable to Amentum Parent Holdings LLC	264,132	374,239
Noncontrolling interests	37,143	40,938

Total equity	301,275	415,177

Total liabilities and equity	$6,069,238	$6,412,953

See notes to unaudited condensed consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands)

	Three Months Ended		Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160
Cost of revenues	(1,936,244)	(1,779,629)	(5,576,680)	(5,188,709)
Amortization of intangibles	(57,071)	(74,469)	(171,035)	(223,777)
Selling, general, and administrative expenses	(77,034)	(60,204)	(215,849)	(198,277)
Earnings from equity method investments	17,444	17,352	51,379	45,952
Goodwill impairment charges	—	—	—	(186,381)

Operating income (loss)	89,019	59,525	263,695	(23,032)
Interest expense and other, net	(110,980)	(90,263)	(332,946)	(285,428)

Loss before income taxes	(21,961)	(30,738)	(69,251)	(308,460)
(Provision) benefit for income taxes	(2,210)	707	(36,089)	10,563

Net loss	(24,171)	(30,031)	(105,340)	(297,897)
Noncontrolling interests	(1,457)	(2,889)	(2,861)	(9,886)

Net loss attributable to Amentum Parent Holdings LLC	$(25,628)	$(32,920)	$(108,201)	$(307,783)

See notes to unaudited condensed consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(in thousands)

	Three Months Ended		Nine Months Ended
	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Net loss	$(24,171)	$(30,031)	$(105,340)	$(297,897)
Other comprehensive income:
Net unrealized gain (loss) on interest rate swaps	3,351	13,593	(11,351)	12,329
Foreign currency translation adjustments	(18)	(1,329)	4,121	4,067
Pension related adjustments	(640)	(541)	(1,919)	(1,622)

Other comprehensive income (loss)	2,693	11,723	(9,149)	14,774
Income tax (provision) benefit related to items of other comprehensive income	(429)	(2,978)	2,138	(2,432)

Other comprehensive income (loss), net of tax	2,264	8,745	(7,011)	12,342

Comprehensive loss	(21,907)	(21,286)	(112,351)	(285,555)
Noncontrolling interests	(1,457)	(2,889)	(2,861)	(9,886)

Comprehensive loss attributable to Amentum Parent Holdings LLC	$(23,364)	$(24,175)	$(115,212)	$(295,441)

See notes to unaudited condensed consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(UNAUDITED)

(in thousands)

	Member’s Equity	Accumulated Other Comprehensive Income	Total Member’s Equity Attributable to Amentum Parent Holdings LLC	Noncontrolling Interests	Total Equity
Balance at March 29, 2024	$247,929	$38,459	$286,388	$35,686	$322,074
Net loss	(25,628)	—	(25,628)	1,457	(24,171)
Other comprehensive income, net of tax	—	2,264	2,264	—	2,264
Other	1,108	—	1,108	—	1,108

Balance at June 28, 2024	$223,409	$40,723	$264,132	$37,143	$301,275

Balance at March 31, 2023	$364,160	$12,493	$376,653	$60,085	$436,738
Net loss	(32,920)	—	(32,920)	2,889	(30,031)
Other comprehensive income, net of tax	—	8,745	8,745	—	8,745
Acquisition of remaining interest in consolidated joint venture	79	—	79	(79)	—
Distributions to noncontrolling interests	—	—	—	(2,385)	(2,385)
Other	173	—	173	—	173

Balance at June 30, 2023	$331,492	$21,238	$352,730	$60,510	$413,240

Balance at September 29, 2023	$326,505	$47,734	$374,239	$40,938	$415,177
Net loss	(108,201)	—	(108,201)	2,861	(105,340)
Other comprehensive loss, net of tax	—	(7,011)	(7,011)	—	(7,011)
Distributions to noncontrolling interests	—	—	—	(2,158)	(2,158)
Other	5,105	—	5,105	(4,498)	607

Balance at June 28, 2024	$223,409	$40,723	$264,132	$37,143	$301,275

Balance at September 30, 2022	$623,378	$8,896	$632,274	$73,455	$705,729
Net loss	(307,783)	—	(307,783)	9,886	(297,897)
Other comprehensive income, net of tax	—	12,342	12,342	—	12,342
Acquisition of remaining interest in consolidated joint venture	13,598	—	13,598	(13,598)	—
Capital contribution from noncontrolling interest	—	—	—	13,300	13,300
Distributions to noncontrolling interests	—	—	—	(22,533)	(22,533)
Other	2,299	—	2,299	—	2,299

Balance at June 30, 2023	$331,492	$21,238	$352,730	$60,510	$413,240

See notes to unaudited condensed consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Nine Months Ended
	June 28, 2024	June 30, 2023
Cash flows from operating activities
Net loss	$(105,340)	$(297,897)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	17,681	19,299
Amortization of intangibles	171,035	223,777
Amortization of deferred loan costs and original issue discount	16,017	16,109
Goodwill impairment charges	—	186,381
Derivative instruments	33,962	5,338
Earnings from equity method investments	(51,379)	(45,952)
Distributions from equity method investments	46,178	41,700
Deferred income taxes	(16,549)	(18,877)
Other	8,167	5,224
Changes in assets and liabilities:
Accounts receivable, net	28,846	(31,527)
Prepaid expenses, other assets and operating lease right-of-use assets	69,560	7,395
Accounts payable, contract liabilities, other accrued liabilities and operating lease liabilities	(111,076)	(133,084)
Accrued employee compensation and benefits	56,625	(42,518)
Other long-term liabilities	(3,736)	(521)

Net cash provided by (used in) operating activities	159,991	(65,153)

Cash flows from investing activities
Purchase of property and equipment	(6,815)	(8,059)
Contributions to equity method investments	—	(15,815)
Return of capital from equity method investments	—	14,063
Other	(1,571)	(1,861)

Net cash used in investing activities	(8,386)	(11,672)

Cash flows from financing activities
Borrowings on Revolving Facility	562,000	966,500
Repayments on Revolving Facility	(562,000)	(966,500)
Repayments of borrowings under the First and Second Lien Term Facilities	(175,170)	(25,170)
Repayment of borrowings under the SPV loan	—	(42,450)
Repayments of borrowings under other agreements	(9,885)	(21,825)
Capital contribution from noncontrolling interest	—	13,300
Distributions to noncontrolling interests	(2,158)	(22,533)
Other	(2,054)	1,522

Net cash used in financing activities	(189,267)	(97,156)

Effect of exchange rate changes on cash and cash equivalents	3,879	2,764
Net decrease in cash and cash equivalents	(33,783)	(171,217)
Cash and cash equivalents, beginning of period	304,835	366,196

Cash and cash equivalents, end of period	$271,052	$194,979

Supplemental disclosure of cash flow information
Income taxes paid, net of receipts	$(44,755)	$(12,441)
Interest paid	$(275,097)	$(267,170)

See notes to unaudited condensed consolidated financial statements

AMENTUM PARENT HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Amentum Parent Holdings LLC (collectively with its subsidiaries, “we,” “us,” “our,” “Amentum,” or the “Company”) include the assets, liabilities, results of operations, comprehensive loss and cash flows for the Company, including its wholly-owned subsidiaries and joint ventures that are majority-owned or otherwise controlled by the Company. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information presented not misleading. All intercompany transactions and balances have been eliminated in consolidation.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and amounts included in other current assets and current liabilities that meet the definition of a financial instrument approximate fair value because of the short-term nature of these amounts. As the Company’s financing generally contains variable interest rates (see Note 8), the carrying amount of debt approximates fair value.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for the fair presentation of the periods presented. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s latest annual report for the fiscal year ended September 29, 2023. The results of operations for the three and nine months ended June 28, 2024 are not necessarily indicative of the results to be expected for any subsequent interim period or for the full fiscal year.

On November 20, 2023, the Company and our parent company, Amentum Joint Venture LP, entered into an agreement and plan of merger with Jacobs Solutions Inc. and Amazon Holdco Inc., a wholly owned subsidiary of Jacobs Solutions Inc., pursuant to which Jacobs Solutions Inc. will spin off and combine their Critical Mission Solutions and Cyber and Intelligence government services businesses with the Company in a Reverse Morris Trust transaction and become a publicly-traded company. The agreement is subject to customary closing conditions, including regulatory approvals.

Note 2 — Recent Accounting Pronouncements

There have been no recently issued or adopted accounting pronouncements that are material or expected to be material to the Company’s consolidated financial statements.

Note 3 — Revenues

Disaggregation of Revenues

The Company disaggregates revenues by customer, contract type, and prime versus subcontractor. These categories represent how the nature, amount, timing, and uncertainty of revenues and cash flows are affected.

Disaggregated revenues by customer-type were as follows:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Department of Defense	$1,215,914	$1,054,839	$3,550,833	$3,221,024
Federal civilian agencies	688,458	729,505	1,920,241	1,921,603
Commercial and other	237,552	172,131	704,806	585,533

Total revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160

Disaggregated revenues by contract-type were as follows:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Cost-plus-fee	$1,267,372	$1,212,029	$3,777,677	$3,594,370
Fixed-price	611,572	524,368	1,674,285	1,526,292
Time-and-materials	262,980	220,078	723,918	607,498

Total revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160

Disaggregated revenues by prime versus subcontractor were as follows:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Prime contractor	$1,931,376	$1,736,250	$5,518,384	$5,098,062
Subcontractor	210,548	220,225	657,496	630,098

Total revenues	$2,141,924	$1,956,475	$6,175,880	$5,728,160

Changes in Estimates on Contracts

Changes in estimated contract earnings at completion using the cumulative catch-up method of accounting were recognized in revenues as follows:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Favorable earnings at completion adjustments	$18,718	$19,531	$13,388	$15,242
Unfavorable earnings at completion adjustments	(15,192)	(7,843)	(9,561)	(5,710)

Net favorable adjustments	$3,526	$11,688	$3,827	$9,532

Remaining Performance Obligations

As of June 28, 2024, the Company had a remaining performance obligations balance of $5.9 billion and expects to recognize approximately 68% and 76% of the remaining performance obligations balance as revenues over the next 12 and 24 months, respectively, with the remainder to be recognized thereafter.

Note 4 — Contract Balances

The Company’s contract balances consisted of the following (in thousands):

Description of Contract Related Balance	Classification	June 28, 2024	September 29, 2023
Billed and billable receivables	Accounts receivable, net	$862,398	$825,015
Contract assets	Accounts receivable, net	521,832	581,127
Related party receivables	Accounts receivable, net	26,108	33,980
Long-term contract assets	Other long-term assets	138,300	138,300
Contract liabilities - deferred revenues and other contract liabilities	Contract liabilities	99,249	119,895

During the three and nine months ended June 28, 2024, we recognized revenues of $5.0 million and $87.4 million, respectively, compared with $9.7 million and $62.3 million of revenues during the three and nine months ended June 30, 2023, respectively, that was included in Contract liabilities as of September 29, 2023 and September 30, 2022, respectively.

Note 5 — Sales of Receivables

On March 26, 2024, the Company entered into a Master Accounts Receivable Purchase Agreement (“MARPA”) with MUFG Bank, Ltd., (the “Purchaser”) for the sale of certain designated eligible U.S. Government receivables. Under the MARPA, the Company can sell certain eligible receivables up to a maximum amount of $250.0 million. The Company’s receivables are sold under the MARPA without recourse for any U.S. Government credit risk.

The Company accounts for receivable transfers under the MARPA as sales under ASC 860, Transfers and Servicing, and derecognizes the sold receivables from its balance sheets. The fair value of the sold receivables approximated their book value due to their short-term nature.

The Company does not retain an ongoing financial interest in the transferred receivables other than cash collection and administrative services. The Company estimated that its servicing fee was at fair value and therefore no servicing asset or liability related to these receivables was recognized as of June 28, 2024. Proceeds from the sold receivables are reflected in operating cash flows on the statement of cash flows.

The Company’s MARPA activity consisted of the following (in thousands):

As of and for the Nine Months Ended June 28, 2024
Beginning balance:	$—
Sales of receivables	727,062
Cash collections	(551,792)

Outstanding balance sold to Purchaser (1)	175,270
Cash collected, not remitted to Purchaser (2)	(27,529)

Remaining sold receivables	$147,741

(1)

For the nine months ended June 28, 2024, the Company recorded a net cash inflow of $175.3 million in its cash flows from operating activities from sold receivables. MARPA cash flows are calculated as the change in the outstanding balance during the fiscal year.

(2)	Includes the cash collected on behalf of but not yet remitted to the Purchaser as of June 28, 2024. This balance is included in Other accrued expenses as of the balance sheet date.

Note 6 — Goodwill and Intangible Assets

Goodwill

During the first quarter of fiscal year 2023, we amended our organizational structure and performed an interim goodwill impairment test. Our interim quantitative goodwill impairment test concluded that the carrying value of one reporting unit exceeded its fair value. As a result, a non-cash impairment charge of $186.4 million was recognized during the nine months ended June 30, 2023. There was no impairment of goodwill during the nine months ended June 28, 2024.

Intangible Assets

Intangible assets, net consisted of the following:

	June 28, 2024			September 29, 2023
(Amounts in thousands	Gross Carrying Value	Accumulated Amortization	Net	Gross Carrying Value	Accumulated Amortization	Net
Backlog	$702,100	$(581,772)	$120,328	$702,100	$(546,737)	$155,363
Customer-related intangible assets	1,191,300	(505,973)	685,327	1,191,300	(371,952)	819,348
Capitalized software	22,332	(9,239)	13,093	20,648	(7,368)	13,280

Total intangible assets, net	$1,915,732	$(1,096,984)	$818,748	$1,914,048	$(926,057)	$987,991

Amortization expense was $57.1 million and $171.0 million for the three and nine months ended June 28, 2024, respectively, and $74.5 million and $223.8 million for the three and nine months ended June 30, 2023.

Note 7 — Income Taxes

The Company’s effective tax rate was (10.1)% and (52.1)% for the three and nine months ended June 28, 2024, respectively, and 2.3% and 3.4% for the three and nine months ended June 30, 2023, respectively.

The most significant item contributing to the difference between the statutory U.S. federal corporate tax rate of 21.0% and the Company’s effective tax rate for the three and nine months ended June 28, 2024 was an increase in the valuation allowance against the deferred tax asset related to disallowed interest expense of $8.3 million and $52.5 million, respectively.

The most significant items contributing to the difference between the statutory U.S. federal corporate tax rate of 21.0% and the Company’s effective tax rate for the three and nine months ended June 30, 2023 were the recognition of a valuation allowance against the deferred tax asset related to disallowed interest expense of $1.9 million and $19.5 million, respectively, and the impact of goodwill impairment charges that are nondeductible for income tax purposes of $3.5 million and $35.5 million, respectively.

Note 8 — Debt

Debt consisted of the following:

	As of
(Amounts in thousands)	June 28, 2024	September 29, 2023
First Lien Term Facilities	$3,267,080	$3,292,250
Second Lien Term Facilities	735,000	885,000
Other	20,174	28,682

Total debt	4,022,254	4,205,932
Unamortized original issue discount and unamortized deferred financing costs	(74,961)	(93,813)

Total debt, net of original issue discount and deferred financing costs	3,947,293	4,112,119
Less current portion of long-term debt	(42,400)	(44,668)

Total long-term debt, net of current portion	$3,904,893	$4,067,451

As amended, the Company’s senior secured credit facility (the “First Lien Credit Agreement”) consists of the $1,090.0 million First Lien Tranche 1 Term Facility and $2,266.0 million First Lien Tranche 3 Term Facility (collectively, the “First Lien Term Facilities”), a $350.0 million revolving credit facility (“Revolving Facility”), a $167.5 million letter of credit subfacility and a $50.0 million swingline subfacility.

The interest rates applicable to the First Lien Term Facilities are floating interest rates equal to an Alternate Base Rate or Adjusted Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin based upon our first lien net leverage ratio. The First Lien Tranche 1 Term Facility and the First Lien Tranche 3 Term Facility mature on January 31, 2027 and February 15, 2029, respectively, and collectively require quarterly principal amortization payments of $8.4 million with the remainder of the principal thereunder being due at maturity. The Revolving Facility matures on January 31, 2025.

The Company is also party to the Second Lien Credit Agreement consisting of the Second Lien Tranche 1 Term Facility and the Second Lien Tranche 2 Term Facility (collectively, the “Second Lien Term Facilities”), which mature on January 31, 2028 and February 15, 2030, respectively. The interest rates applicable to the Second Lien Term Facilities are floating interest rates equal to an Alternate Base Rate or Adjusted Term SOFR plus an applicable margin. Neither of the Second Lien Term Facilities requires us to make a principal amortization payment prior to maturity.

On May 31, 2024, we made a $150.0 million voluntary principal payment on the Second Lien Tranche 1 Term Facility. The original issue discount and deferred financing costs for the three and nine months ended June 28, 2024 were reduced by $3.0 million related to the write-off of original issue discount and deferred financing costs, presented within interest expense and other, net in the consolidated statements of operations as a result of the payment.

The First Lien Term Facilities and the Second Lien Term Facilities are guaranteed on a senior basis by substantially all of our wholly owned material domestic restricted subsidiaries, subject to customary exceptions set forth in the credit agreements. As of June 28, 2024 and September 29, 2023, the available borrowing capacity under the First Lien Credit Agreement was approximately $308.0 million and $306.0 million, respectively, and included $42.0 million and $44.0 million, respectively, in issued letters of credit. As of June 28, 2024 and September 29, 2023, there were no amounts borrowed under the Revolving Facility.

Each of the credit agreements require us to comply with certain representations and warranties, customary affirmative and negative covenants and, in the case of the Revolving Facility, under certain circumstances, a financial covenant. Since the inception of the credit agreements, we have been in compliance with all such covenants.

Cash Flow Hedges

The Company utilizes derivative financial instruments to manage interest rate risk related to its variable rate debt. The Company’s objective is to manage its exposure to interest rate movements and reduce volatility of interest expense. The Company entered into several interest rate swaps with an aggregate notional value of $1.9 billion that were designated as cash flow hedges, in which the Company will pay at the fixed rate and receive payment at a floating rate indexed to the three-month term SOFR through maturity. The swaps mature at various dates through January 31, 2027. The change in fair value of the interest rate swaps is presented within accumulated other comprehensive income on our consolidated balance sheet and subsequently reclassified into interest expense on our consolidated statements of income and comprehensive loss in the period when the hedged transaction affects earnings.

Note 9 — Fair Value of Financial Assets and Liabilities

ASC 820 — Fair Value Measurements and Disclosures establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis and the level they fall within the fair value hierarchy (in thousands):

	Classification	Fair Value Hierarchy	Fair Value
Description			June 28, 2024	September 29, 2023
Interest rate swaps	Prepaid expenses and other current assets	Level 2	$25,487	$56,106
Interest rate swaps	Other long-term assets	Level 2	7,985	19,916
Interest rate swaps	Other long-term liabilities	Level 2	2,762	—

Note 10 — Legal Proceedings and Commitments and Contingencies

The Company is involved in various claims, disputes and administrative proceedings arising in the normal course of business. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that an unfavorable result and/or liability will be incurred and the cost of the unfavorable result or liability can be reasonably estimated. Management is of the opinion that any liability or loss associated with such matters, either individually or in the aggregate, will not have a material adverse effect on the Company’s operations and liquidity.

Payments to the Company on cost-plus-fee contracts are provisional and are subject to adjustments upon audit by the Defense Contract Audit Agency (“DCAA”). In management’s opinion, audit adjustments that may result from audits not yet completed or started are not expected to have a material adverse effect on the Company’s operations and liquidity.

Pending Litigation and Claims

Department of Energy Claims

In January 2020, the Company purchased assets and assumed liabilities associated with AECOM Energy & Construction, Inc. (the “Acquired Affiliate”) from AECOM (the “Seller”). At the time of the acquisition, the Acquired Affiliate had pending claims against the U.S. Department of Energy (“DOE”) related to a contract performed prior to the acquisition. The Company and the Seller agreed that all future claim recoveries and costs with the DOE would be split 10% to the Company and 90% to the Seller. Following the DOE’s denial of the claims, on December 20, 2020, the Acquired Affiliate filed an appeal of these decisions in the U.S. Court of Federal Claims. The Company has estimated and recorded $138.3 million within other long-term assets on the balance sheet and $124.5 million within other long-term liabilities on the balance sheet representing the Company’s payable to the Seller related to this matter. No changes to these amounts have been recorded since the acquisition. The Company intends to cooperate with the Seller in the pursuit of all claimed amounts but can provide no certainty that the Company will recover the claims. The Company does not believe any additional incurred claims or costs related to this matter will have a material adverse effect on the Company’s results of operations.

Fadlalla Qui Tam

Due to the DynCorp International Acquisition, Global Linguist Solutions LLC (“GLS”) became a wholly-owned subsidiary of the Company as of November 20, 2020. On June 19, 2015, a number of plaintiffs filed a qui tam action alleging that GLS and its owners violated the Trafficking Victims Protection Reauthorization Act during performance of two contracts in Kuwait, and that GLS and five small businesses entered into subcontract arrangements that violated the civil False Claims Act. In September 2018, the U.S. Government declined to intervene in the case. The qui tam complaint has been unsealed, and discovery in the case has commenced. The Company intends to vigorously defend the claims and, as of June 28, 2024, we believe that the resolution of this matter will not have a material effect on our results of operations.

U.S. Government Investigations

We primarily sell our services to the U.S. Government. These contracts are subject to extensive legal and regulatory requirements, and we are occasionally the subject of investigations by various agencies of the U.S. Government who investigate whether our operations are being conducted in accordance with these requirements. Such investigations could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed on us, or could lead to suspension or debarment from future U.S. Government contracting. U.S. Government investigations often take years to complete and may result in adverse action against us. Any adverse actions arising from such matters could have a material effect on our ability to invoice and receive timely payment on our contracts, perform contracts or compete for contracts with the U.S. Government and could have a material effect on our operating performance. There are currently no investigations that are expected to have a material impact on our results of operations.

Note 11 — Related Parties

Related Party Receivables

The Company has related party receivables due from our equity method investments, discussed further in Note 12.

Consulting and Management Fees

We have a Master Consulting and Advisory Services agreement (“Consulting Agreement”) with American Securities LLC and Lindsay Goldberg LLC where, pursuant to the terms of the agreement, they make personnel available to us for the purpose of providing certain management and advisory services. In conjunction with the Consulting Agreement, we incurred $1.0 million and $3.0 million for each of the three and nine months ended June 28, 2024 and June 30, 2023, respectively.

Note 12 — Joint Ventures

The Company’s joint ventures provide services to customers including program management and operations and maintenance services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, comprised of representatives from the joint venture partners. The joint venture executive committee normally provides management oversight and controls decisions which could have a significant impact on the joint venture.

We account for joint ventures in accordance with ASC 810, Consolidation, as discussed in Note 1. The Company analyzes its joint ventures and classifies them as either:

•

a VIE that must be consolidated because the Company is the primary beneficiary or the joint venture is not a VIE and the Company holds the majority voting interest with no significant participative rights available to the other partners; or

•

a VIE that does not require consolidation and is treated as an equity method investment because the Company is not the primary beneficiary or the joint venture is not a VIE and the Company does not hold the majority voting interest.

The following table presents selected financial information for our consolidated joint ventures that are VIEs as of June 28, 2024 and September 29, 2023:

	As of
(Amounts in thousands)	June 28, 2024	September 29, 2023
Cash and cash equivalents	$31,348	$55,566
Current assets	91,999	55,775
Non-current assets	2,451	4,370

Total assets	$125,798	$115,711

Current liabilities	$37,204	$44,071
Non-current liabilities	650	2,061

Total liabilities	37,854	46,132
Total Amentum Parent Holdings LLC equity	59,021	44,353
Noncontrolling interests	28,923	25,226

Total equity	87,944	69,579

Total liabilities and equity	$125,798	$115,711

The following table presents selected financial information for our consolidated joint ventures that are VIEs for the three and nine months ended June 28, 2024 and June 30, 2023:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Revenues	$61,596	$78,915	$197,329	$245,407
Cost of revenues	(53,300)	(70,350)	(168,173)	(213,337)
Net income	8,041	8,230	28,123	30,581

The following table presents selected financial information for our unconsolidated joint ventures, included as equity method investments on the consolidated balance sheets, as of June 28, 2024 and September 29, 2023:

	As of
(Amounts in thousands)	June 28, 2024	September 29, 2023
Current assets	$639,659	$572,258
Non-current assets	43,240	44,420

Total assets	$682,899	$616,678

Current liabilities	$402,757	$350,892
Non-current liabilities	16,752	17,081

Total liabilities	419,509	367,973
Joint ventures’ equity	263,390	248,705

Total liabilities and joint ventures’ equity	$682,899	$616,678

The following table presents selected financial information for our equity method investments for the three and nine months ended June 28, 2024 and June 30, 2023:

	Three Months Ended		Nine Months Ended
(Amounts in thousands)	June 28, 2024	June 30, 2023	June 28, 2024	June 30, 2023
Revenues	$714,033	$656,362	$1,938,955	$1,667,618
Cost of revenues	(667,492)	(613,793)	(1,808,815)	(1,559,756)
Net income	43,856	41,411	123,036	103,508

Related party receivables due from our equity method investments were $25.7 million and $33.6 million as of June 28, 2024 and September 29, 2023, respectively. These receivables are a result of items purchased and services rendered by us on behalf of our equity method investments. We have assessed these receivables as having minimal collection risk based on our historic experience with these joint ventures and our inherent influence through our ownership interest. The related party revenues earned from our equity method investments was $17.2 million and $50.2 million for the three and nine months ended June 28, 2024, respectively, and $11.1 million and $30.6 million for the three and nine months ended June 30, 2023, respectively.

Many of our joint ventures only perform on a single contract. The modification or termination of a contract under a joint venture could trigger an impairment in the fair value of our investment in these entities. In the aggregate, our maximum exposure to losses was $111.8 million related to our equity method investments as of June 28, 2024.

Note 13 — Accumulated Other Comprehensive Income (Loss)

The accumulated balances and reporting period activities for the three and nine months ended June 28, 2024 and June 30, 2023 related to accumulated other comprehensive income (loss) are summarized as follows:

(Amounts in thousands)	Net Unrealized Gain (Loss) on Interest Rate Swaps	Foreign Currency Translation Adjustments	Pension Related Adjustments	Income Tax (Provision) Benefit Related to Items of Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at March 29, 2024	$10,538	$(1,250)	$45,082	$(15,911)	$38,459
Other comprehensive income (loss) before reclassification	8,996	(18)	—	(1,557)	7,421
Amounts reclassified from accumulated other comprehensive income (loss)	(5,645)	—	(640)	1,128	(5,157)

Balance at June 28, 2024	$13,889	$(1,268)	$44,442	$(16,340)	$40,723

(Amounts in thousands)	Net Unrealized Gain (Loss) on Interest Rate Swaps	Foreign Currency Translation Adjustments	Pension Related Adjustments	Income Tax (Provision) Benefit Related to Items of Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at March 31, 2023	$(1,264)	$(2,979)	$21,994	$(5,258)	$12,493
Other comprehensive income (loss) before reclassification	14,914	(1,329)	—	(3,408)	10,177
Amounts reclassified from accumulated other comprehensive income (loss)	(1,321)	—	(541)	430	(1,432)

Balance at June 30, 2023	$12,329	$(4,308)	$21,453	$(8,236)	$21,238

(Amounts in thousands)	Net Unrealized Gain (Loss) on Interest Rate Swaps	Foreign Currency Translation Adjustments	Pension Related Adjustments	Income Tax (Provision) Benefit Related to Items of Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at September 29, 2023	$25,240	$(5,389)	$46,361	$(18,478)	$47,734
Other comprehensive income (loss) before reclassification	(498)	4,121	—	(146)	3,477
Amounts reclassified from accumulated other comprehensive income (loss)	(10,853)	—	(1,919)	2,284	(10,488)

Balance at June 28, 2024	$13,889	$(1,268)	$44,442	$(16,340)	$40,723

(Amounts in thousands)	Net Unrealized Gain (Loss) on Interest Rate Swaps	Foreign Currency Translation Adjustments	Pension Related Adjustments	Income Tax (Provision) Benefit Related to Items of Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)
Balance at September 30, 2022	$—	$(8,375)	$23,075	$(5,804)	$8,896
Other comprehensive income (loss) before reclassification	13,650	4,067	—	(3,119)	14,598
Amounts reclassified from accumulated other comprehensive income (loss)	(1,321)	—	(1,622)	687	(2,256)

Balance at June 30, 2023	$12,329	$(4,308)	$21,453	$(8,236)	$21,238

Note 14 — Subsequent Events

The Company has evaluated subsequent events through August 15, 2024, the date the unaudited consolidated financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the unaudited consolidated financial statements as of June 28, 2024 except as described below.

In connection with the merger transaction, on August 13, 2024, the Company completed an offering of $1.0 billion in aggregate principal amount of 7.250% senior notes due 2032 (the “Senior Notes”), subject to customary closing conditions. The proceeds of the notes offering will initially be funded into escrow and will be released concurrently with the consummation of the merger.